     As Filed with the Securities and Exchange Commission on June 20, 2007
                                                           File Nos. 333-141909
                                                                      811-09327
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No.1

                                      And

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                        Post-Effective Amendment No.77

                               -----------------

                ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                          (Exact Name of Registrant)

                        ALLSTATE LIFE INSURANCE COMPANY
                              (Name of Depositor)

                               -----------------

                               3100 Sanders Road
                          Northbrook, Illinois 60062
                                 847-402-5000
   (Address and Telephone Number of Depositor's Principal Executive Offices)

                              MICHAEL J. VELOTTA
             Senior Vice President, Secretary and General Counsel
                        Allstate Life Insurance Company
                         3100 Sanders Road, Suite J5B
                          Northbrook, Illinois 60062
                    (Name and Address of Agent for Service)

                                   Copy to:

                                Angela M. Bandi
                               Associate Counsel
                        Allstate Life Insurance Company
                         3100 Sanders Road, Suite J5B
                             Northbrook, Il 60062

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Offered: Units of interest in the Allstate Financial Advisors Separate Account I under deferred variable annuity contracts.

================================================================================

                                                ALLSTATE LIFE INSURANCE COMPANY
                                         P.O. Box 70179, Philadelphia, PA 19176

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY B SERIES ("B SERIES")

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY L SERIES ("L SERIES")

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY X SERIES ("X SERIES")

 Flexible Premium Deferred Annuities


 PROSPECTUS: June 28, 2007


                      ------------------------


 This prospectus describes three different flexible premium deferred annuity classes offered by Allstate Life Insurance Company ("Allstate Life", "we", "our", or "us"). Each of the B Series, L Series, and X Series is a class within a single annuity contract, rather than a separate annuity contract under State insurance law. For convenience in this prospectus, we sometimes refer to each of these annuity classes as an "Annuity", and to the classes collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This Prospectus describes the important features of the Annuities and what you should consider before purchasing one of the Annuities. The Prospectus also describes differences among the Annuities which include differences in the fees and charges you pay and variations in some product features such as the availability of certain bonus amounts. These differences among the products are discussed more fully in the Prospectus and summarized in Appendix B entitled "Selecting the Variable Annuity That's Right for You". Please note that the total asset-based charges and the Contingent Deferred Sales Charge (CDSC) for the X Series are higher than the B Series or the L Series. These additional charges may more than offset the amount of the Purchase Credit provided by the X Series. There may also be differences in the compensation paid to your Financial Professional for each Annuity. In addition, selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features offered generally under the Annuity. Alternatively, such firms may restrict the availability of the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your registered representative for further details. Each Annuity or certain of its investment options and/or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and/or regulations. For more information about variations applicable to your state, please refer to your Annuity contract or consult your Financial Professional. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.


 THE SUB-ACCOUNTS

 Each Sub-account of the Allstate Financial Advisors Separate Account I ("Separate Account") invests in an underlying mutual fund portfolio ("Portfolio"). Currently, portfolios of Advanced Series Trust (formerly named American Skandia Trust) are being offered. See the following page for a complete list of Sub-accounts.


 PLEASE READ THIS PROSPECTUS
 Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

 AVAILABLE INFORMATION

 We have also filed a Statement of Additional Information, dated June 28, 2007 that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 71. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C., 20549. (See file number 333-141909). These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.


                 FOR FURTHER INFORMATION CALL: 1-866-695-2647
 These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

--------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
 THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------



       PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                              INVESTMENT OPTIONS


                             Advanced Series Trust

   AST Advanced Strategies
   AST Aggressive Asset Allocation
   AST AllianceBernstein Core Value
   AST AllianceBernstein Managed Index 500
   AST AllianceBernstein Growth & Income
   AST American Century Income & Growth

   AST American Century Strategic Allocation

   AST Balanced Asset Allocation
   AST Capital Growth Asset Allocation
   AST Cohen & Steers Realty
   AST Conservative Asset Allocation
   AST DeAM Large-Cap Value


   AST DeAM Small-Cap Value
   AST Federated Aggressive Growth
   AST First Trust Balanced Target
   AST First Trust Capital Appreciation Target


   AST Goldman Sachs Concentrated Growth
   AST Goldman Sachs Mid-Cap Growth
   AST High Yield

   AST International Growth
   AST International Value

   AST JPMorgan International Equity
   AST Large-Cap Value
   AST Lord Abbett Bond Debenture


   AST Marsico Capital Growth
   AST MFS Global Equity
   AST MFS Growth
   AST Mid-Cap Value
   AST Money Market
   AST Neuberger Berman Mid-Cap Growth
   AST Neuberger Berman Mid-Cap Value

   AST Neuberger Berman Small-Cap Growth Portfolio

   AST PIMCO Limited Maturity Bond
   AST PIMCO Total Return Bond
   AST Preservation Asset Allocation
   AST Small-Cap Growth
   AST Small-Cap Value
   AST T. Rowe Price Asset Allocation
   AST T. Rowe Price Large-Cap Growth
   AST T. Rowe Price Global Bond
   AST T. Rowe Price Natural Resources

   AST UBS Dynamic Alpha

                                   CONTENTS

INTRODUCTION..............................................................................  1

 WHY WOULD I CHOOSE TO PURCHASE ONE OF THE ANNUITIES?.....................................  1
 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITIES?......................................  1
 HOW DO I PURCHASE ONE OF THE ANNUITIES?..................................................  2

GLOSSARY OF TERMS.........................................................................  3

SUMMARY OF CONTRACT FEES AND CHARGES......................................................  5

EXPENSE EXAMPLES..........................................................................  9

INVESTMENT OPTIONS........................................................................ 10

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?....................... 10
 WHAT ARE THE FIXED RATE OPTIONS?......................................................... 17

FEES AND CHARGES.......................................................................... 18

 WHAT ARE THE CONTRACT FEES AND CHARGES?.................................................. 18
 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?............................................ 20
 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?................................ 20
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES................................................ 20

PURCHASING YOUR ANNUITY................................................................... 21

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?........................... 21

MANAGING YOUR ANNUITY..................................................................... 22

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?.......................... 22
 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?............................................. 22
 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?................................................. 22
 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?............................. 22
 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?......................... 22

MANAGING YOUR ACCOUNT VALUE............................................................... 23

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?............................................. 23
 HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?.................................. 23
 HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?................ 23
 HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?................................... 23
 HOW IS EACH PURCHASE CREDIT APPLIED TO MY ACCOUNT VALUE?................................. 23
 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?............... 24
 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?................................ 25
 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?......................................... 26
 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?..... 26

ACCESS TO ACCOUNT VALUE................................................................... 27

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?......................................... 27
 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?............................................ 27
 CAN I WITHDRAW A PORTION OF MY ANNUITY?.................................................. 27
 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWALS?........................................... 27
 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD?.......... 28
 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE
   CODE?.................................................................................. 28
 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?....................... 28
 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?................................................ 28
 WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?.............................. 29
 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?............................................. 29
 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?..................................... 30

LIVING BENEFIT PROGRAMS................................................................... 31

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY
   ARE ALIVE?............................................................................. 31
 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)................................................. 31
 TRUEINCOME............................................................................... 35

  TRUEINCOME--SPOUSAL......................................................  39
  TRUEINCOME--HIGHEST DAILY................................................  43

DEATH BENEFIT..............................................................  49

  WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?............................  49
  BASIC DEATH BENEFIT......................................................  49
  OPTIONAL DEATH BENEFITS..................................................  49
  PAYMENT OF DEATH BENEFITS................................................  52

VALUING YOUR INVESTMENT....................................................  55

  HOW IS MY ACCOUNT VALUE DETERMINED?......................................  55
  WHAT IS THE SURRENDER VALUE OF MY ANNUITY?...............................  55
  HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?..............................  55
  WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?..............................  55

TAX CONSIDERATIONS.........................................................  57

GENERAL INFORMATION........................................................  64

  HOW WILL I RECEIVE STATEMENTS AND REPORTS?...............................  64
  WHO IS ALLSTATE LIFE?....................................................  64
  WHAT IS THE SEPARATE ACCOUNT?............................................  64
  WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?...........................  64
  WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE LIFE?......................  65
  FINANCIAL STATEMENTS.....................................................  67
  HOW TO CONTACT US........................................................  67
  LEGAL PROCEEDINGS........................................................  67
  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION......................  67

APPENDIX A - ACCUMULATION UNIT VALUES...................................... A-1

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU........... B-1

APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS........................ C-1

APPENDIX D - ASSET TRANSFER FORMULA UNDER TRUEINCOME--HIGHEST DAILY........ D-1

                                 INTRODUCTION

 WHY WOULD I CHOOSE TO PURCHASE ONE OF THE ANNUITIES?

 The Annuities are frequently used for retirement planning because they allow you to accumulate retirement savings and also offer annuity payment options when you are ready to begin receiving income. Each Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. Each Annuity may be used as an investment vehicle for certain individual "qualified" investments, including an IRA, SEP-IRA, and Roth IRA. Each Annuity may also be used as an investment vehicle for "non-qualified" investments. Each Annuity allows you to invest your money in a number of Sub-accounts as well as in one or more Fixed Rate Options. This Prospectus describes three different Annuities including features that these Annuities have in common as well as differences. For a summary of each Annuity's features, please refer to Appendix B entitled, "Selecting the Variable Annuity That's Right for You."


 When an Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as "tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for long-term retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59 1/2. An Annuity purchased as a non-qualified investment is not subject to the maximum contribution limits that may apply to a qualified investment, and is not subject to required minimum distributions after age 70 1/2.

 When an Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries, lifetime income options and the ability to make transfers between numerous Sub-accounts offered under the Annuity. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

 WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITIES?

..    Each Annuity is a "flexible premium deferred annuity." It is called
     "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.

..    Each Annuity offers both Sub-accounts and Fixed Rate Options. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options. Fixed Rate Option interest is guaranteed by us.

..    Each Annuity features two distinct periods - the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.

..    During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.

..    Each Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.

..    Each Annuity offers a basic Death Benefit. It also offers optional Death
     Benefits that provide an enhanced level of protection for your beneficiary(ies) for an additional charge.

..    You are allowed to withdraw a limited amount of money from each Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.

 Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.

 WITH RESPECT TO THE X SERIES ONLY:

..    If you purchase this Annuity, we apply an additional amount ("Purchase
     Credit") to your Account Value with each Purchase Payment you make, including your initial Purchase Payment and any additional Purchase Payments.


..    Please note that the total asset-based charges for the X Series are higher than the B Series or the L Series. In addition, the Contingent Deferred Sales Charge (CDSC) on this Annuity is higher and is deducted for a longer period of time as compared to our other annuities. These additional charges may more than offset the amount of the Purchase Credit provided by the X Series. The Purchase Credit amount is included in your Account Value.


..    Allstate Life may take back all Purchase Credits if you return your
     Annuity under the "free-look" provision. In addition, Allstate Life may take back Purchase Credits associated with any Purchase Payment if (a) the Purchase Credit was applied within twelve (12) months prior to the death of the Owner (or Annuitant if entity-owned) or (b) the Purchase Credit was applied within 12 months prior to a request to surrender the Annuity under the medically-related surrender provision. In these situations, your Account Value could be substantially reduced. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. Additional conditions and restrictions apply. We do not deduct a CDSC in any situation where we take back the Purchase Credit amount.

..    Beginning on the tenth Annuity Anniversary and on every Annuity
     Anniversary thereafter, we add a Longevity Credit to your Account Value with respect to Purchase Payments that have been in your Annuity more than 9 full Annuity years less withdrawals, subject to our rules and State availability.


..    Purchase Credits applied to Purchase Payments are not intended to offset surrender charge(s) of any annuity contract you may currently own. When replacing your current annuity, please consider all charges associated with that annuity. For more information on all available annuity classes, please see Appendix B of this prospectus.


 HOW DO I PURCHASE ONE OF THE ANNUITIES?
 We sell each Annuity through licensed, registered Financial Professionals. Each Annuity has minimum initial Purchase Payments as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer program under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. Unless we agree otherwise and subject to our rules, if the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series, and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity unless we agree otherwise. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity, on the date the benefit is elected or the date of the Owner's death.

                               GLOSSARY OF TERMS

 Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

 Account Value

 The value of each allocation to a Sub-account or a Fixed Rate Option prior to the Annuity Date, plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an Annuity anniversary, any fee that is deducted from the contract annually in arrears. The Account Value is determined separately for each Sub-account and for each Fixed Rate Option, and then totaled to determine the Account Value for your entire Annuity. With respect to the X Series, the Account Value includes any Longevity Credit we apply, and any Purchase Credits we applied to your Purchase Payments that we are entitled to recover under certain circumstances and the Account Value includes any Longevity Credit we apply.


 Annuitization
 The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable) to one of the available annuity options for the Owner to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments, or for life with a guaranteed minimum number of payments.

 Annuity Date
 The date you choose for annuity payments to commence. The Annuity Date must be no later than the first day of the month coinciding with or next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date).

 Annuity Year
 A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

 Benefit Fixed Rate Account
 An investment option offered as part of this Annuity that is used only if you have elected TrueIncome--Highest Daily. Amounts allocated to the Benefit Fixed Rate Account earn a fixed rate of interest, and are held within our general account. You may not allocate purchase payments to the Benefit Fixed Rate Account. Rather, Account Value is transferred to the Benefit Fixed Rate Account only under the asset transfer feature of TrueIncome--Highest Daily.

 Code
 The Internal Revenue Code of 1986, as amended from time to time.

 Combination 5% Roll-Up And HAV Death Benefit
 We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing the greater of the Highest Anniversary Value Death Benefit or a 5% annual increase on Purchase Payments adjusted for withdrawals.

 Contingent Deferred Sales Charge (CDSC)
 This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a "contingent" charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the effective date of each Purchase Payment. The amount and duration of the CDSC varies among the X Series, L Series, and B Series. See "Summary of Contract Fees and Charges" for details on the CDSC for each Annuity.

 Fixed Rate Option
 An investment option that offers a fixed rate of interest for a specified Guarantee Period during the accumulation period.

 Free Look
 Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it. This right is referred to as your "free look" right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your Annuity contract for more details about your free look right.

 Guaranteed Minimum Income Benefit (GMIB)
 We offer a program that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the "Protected Income Value"), regardless of the impact of market performance on your Account Value.

 Guarantee Period
 A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Rate Option.

 Highest Daily Value Death Benefit ("HDV")
 We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit or the Highest Daily Value, less proportional withdrawals.


 Insurance Charge
 "Insurance Charge" refers to the combination of the Mortality & Expense Risk Charge and the Administration Charge.


 Issue Date
 The effective date of your Annuity.

 Owner
 With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

 Sub-Account
 We issue your Annuity through our Separate Account. See "What is the Separate Account?" under the General Information section. The Separate Account invests in underlying mutual fund portfolios ("Portfolios"). From an accounting perspective, we divide the Separate Account into a number of sections, each of which corresponds to a particular Portfolio. We refer to each such section of our Separate Account as a "Sub-account".


 Protected Income Value
 Under the optional Guaranteed Minimum Income Benefit (GMIB), the Protected Income Value is a calculation that determines the basis for guaranteed annuity payments.

 Protected Withdrawal Value
 Under the optional TrueIncome, TrueIncome--Spousal, and TrueIncome--Highest Daily, the Protected Withdrawal Value is a calculation that determines the basis for guaranteed withdrawals.


 Surrender Value
 The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

 TrueIncome
 We offer a program that, for an additional cost, guarantees your ability to withdraw amounts equal to a percentage of an initial principal value, regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals.

 TrueIncome--Highest Daily
 An optional feature available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value.

 TrueIncome--Spousal
 We offer a program that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this Prospectus) the ability to withdraw an annual amount equal to 5% of an initial principal value regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals.

 Unit
 A measure used to calculate your Account Value in a Sub-account during the accumulation period.

 Valuation Day
 Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

                     SUMMARY OF CONTRACT FEES AND CHARGES


 Below is a summary of the fees and charges for the Annuities. Some fees and charges are assessed against each Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense risk charge, the charge for Administration of the Annuity, and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, which is assessed against the Protected Income Value. Each Portfolio assesses a charge for investment management, other expenses and if applicable, a 12b-1 charge. The prospectus for each Portfolio provides more detailed information about the expenses for the Portfolio.


 The following table provides a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

                       YOUR TRANSACTION FEES AND CHARGES

                        (assessed against each Annuity)



                     CONTINGENT DEFERRED SALES CHARGE/ 1/
         -------------------------------------------------------------
                                   B SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  6.0%  5.0%  4.0%  3.0%  2.0%  1.0%  0.0%   --     --
         -------------------------------------------------------------



                                   L SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         7.0%  7.0%  6.0%  5.0%  0.0%   --    --    --    --     --
         -------------------------------------------------------------



                                   X SERIES
         -------------------------------------------------------------
         Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8 Yr. 9 Yr. 10+
         -------------------------------------------------------------
         9.0%  8.5%  8.0%  7.0%  6.0%  5.0%  4.0%  3.0%  2.0%   0.0%
         -------------------------------------------------------------


                 1 The Contingent Deferred Sales Charges are assessed as a percentage of each applicable Purchase Payment and deducted upon surrender or withdrawal. For purposes of calculating this charge, we consider the year following the date of each Purchase Payment as Year 1.


----------------------------------------------------------------------------------
                        OTHER TRANSACTION FEES AND CHARGES
----------------------------------------------------------------------------------
   FEE/CHARGE          B SERIES              L SERIES              X SERIES
----------------------------------------------------------------------------------
Transfer Fee/ 2/ $20.00 maximum charge $20.00 maximum charge $20.00 maximum charge
                 $10.00 current charge $10.00 current charge $10.00 current charge
----------------------------------------------------------------------------------
Tax Charge/ 3/        0% to 3.5%            0% to 3.5%            0% to 3.5%
----------------------------------------------------------------------------------



 2 Currently, we deduct $10 for each transfer after the 20/th/ transfer each Annuity Year. The maximum we may charge is $20 per transfer after the 8/th/ transfer each Annuity Year.
 3 This charge is deducted generally at the time you annuitize your contract. The charge is a percentage that is applied to the amount that is annuitized, and the percentage varies by jurisdiction.


 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

---------------------------------------------------------------------------------------
                          YOUR PERIODIC FEES AND CHARGES
                         (assessed against each Annuity)
---------------------------------------------------------------------------------------
    FEE/CHARGE             B SERIES              L SERIES              X SERIES
---------------------------------------------------------------------------------------
Annual Maintenance     Smaller of $35 or     Smaller of $35 or     Smaller of $35 or
Fee *                 2% of Account Value   2% of Account Value   2% of Account Value
                               *                     *                     *
---------------------------------------------------------------------------------------

 * Only applicable if Account Value is less than $100,000 (assessed annually on the Annuity's anniversary date or upon surrender). If you are a beneficiary under the Beneficiary Continuation Option, the Annual Maintenance Fee is the smaller of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.



---------------------------------------------------------------------------------------
ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS/ 1/
(assessed as a percentage of the daily net assets of the sub-accounts)
---------------------------------------------------------------------------------------
    FEE/CHARGE             B SERIES              L SERIES              X SERIES
---------------------------------------------------------------------------------------
Mortality & Expense          1.00%                 1.35%                 1.40%
Risk Charge/ 2/
---------------------------------------------------------------------------------------
Administration               0.15%                 0.15%                 0.15%
Charge/ 2/
---------------------------------------------------------------------------------------
Settlement Service           1.00%                 1.00%                 1.00%
Charge/ 3/
---------------------------------------------------------------------------------------
Total Annual                 1.15%                 1.50%                 1.55%
Charges of the
Sub-accounts
---------------------------------------------------------------------------------------


 (1)These charges are deducted daily and apply to the Sub-accounts only.
 (2)The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge" elsewhere in this Prospectus.
 (3)The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option. The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary Continuation Option. Please refer to the section of this Prospectus that describes the Beneficiary Continuation Option for more detailed information about these options, including certain restrictions and limitations that may apply.

 The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.


----------------------------------------------------------------------------------------------------------
                                 YOUR OPTIONAL BENEFIT FEES AND CHARGES
----------------------------------------------------------------------------------------------------------
          OPTIONAL BENEFIT                  OPTIONAL           TOTAL           TOTAL           TOTAL
                                          BENEFIT FEE/         ANNUAL          ANNUAL          ANNUAL
                                             CHARGE         CHARGE/ (1)/    CHARGE/ (1)/    CHARGE/ (1)/
                                                            FOR B SERIES    FOR L SERIES    FOR X SERIES
----------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM INCOME BENEFIT      (2.00% maximum)/ 2/ (3.15% maximum) (3.50% maximum) (3.55% maximum)
(GMIB)                                   0.50% currently   1.65% currently 2.00% currently 2.05% currently
----------------------------------------------------------------------------------------------------------

TRUEINCOME                             (1.50% maximum)/ 3/ (2.65% maximum) (3.00% maximum) (3.05% maximum)
                                         0.60% currently   1.75% currently 2.10% currently 2.15% currently
----------------------------------------------------------------------------------------------------------

TRUEINCOME--SPOUSAL                    (1.50% maximum)/ 3/ (2.65% maximum) (3.00% maximum) (3.05% maximum)
                                         0.75% currently   1.90% currently 2.25% currently 2.30% currently
----------------------------------------------------------------------------------------------------------

TRUEINCOME--HIGHEST DAILY              (1.50% maximum)/ 3/ (2.65% maximum) (3.00% maximum) (3.05% maximum)
                                         0.60% currently   1.75% currently 2.10% currently 2.15% currently
----------------------------------------------------------------------------------------------------------

COMBINATION 5% ROLL-UP AND HAV DEATH        0.50%/ 4/           1.65%           2.00%           2.05%
BENEFIT
----------------------------------------------------------------------------------------------------------

HIGHEST DAILY VALUE DEATH BENEFIT           0.50%/ 4/           1.65%           2.00%           2.05%
("HDV")
----------------------------------------------------------------------------------------------------------
Please refer to the section of this Prospectus that describes each optional benefit for a complete description of the benefit, including any restrictions or limitations that may apply.
----------------------------------------------------------------------------------------------------------



 (1)The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts. If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit.
 (2)We reserve the right to increase the charge for GMIB to a maximum of 2.00% upon any reset of the Protected Income Value or upon a new election. The charge is assessed as a percentage of the average Protected Income Value during each year and deducted annually (and upon certain withdrawals) in arrears each Annuity Year.
 (3)We have the right to increase the charge for each of these benefits up to the 1.50% maximum upon a step-up, or for a new election of each such benefit. However, we have no present intention of increasing the charges for those benefits to that maximum level. The charge is assessed annually as a percentage of the average daily net assets of the Sub-accounts.
 (4)Assessed annually as a percentage of the average daily net assets of the Sub-accounts.

 The following table provides the range (minimum and maximum) of the total annual expenses for the Portfolios as of December 31, 2006. Each figure is stated as a percentage of the Portfolio's average daily net assets.



-----------------------------------------------------------------------------------------------------------------------
                                     TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
-----------------------------------------------------------------------------------------------------------------------
                                                       MINIMUM                                 MAXIMUM
-----------------------------------------------------------------------------------------------------------------------
Total Portfolio Operating Expenses                      0.61%                                   1.25%
-----------------------------------------------------------------------------------------------------------------------



 The following are the total annual expenses for each Portfolio as of December 31, 2006 except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the Portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the Portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the Portfolio before it provides Allstate Life with the daily net asset value. The Portfolio information was provided by the Portfolio company and has not been independently verified by us. See the prospectuses or statements of additional information of the Portfolios for further details. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-866-695-2647.



--------------------------------------------------------------------------------------------------------
                                      PORTFOLIO ANNUAL EXPENSES
               (as a percentage of the average net assets of the underlying Portfolios)
--------------------------------------------------------------------------------------------------------
                  PORTFOLIO                             For the year ended December 31, 2006
                                               -------------------------------------------------------
                                                                                                 Total
                                                                                   Acquired     Annual
                                               Investment                          Portfolio   Portfolio
                                               Management    Other                  Fees &     Operating
                                                  Fees    Expenses /1/ 12b-1 Fees Expenses /2/ Expenses
-                                              ---------------------------------------------------------
Advanced Series Trust /2,3/
 AST Advanced Strategies                         0.85%       0.24%       0.00%       0.00%       1.09%
 AST Aggressive Asset Allocation                 0.15%       0.05%       0.00%       0.99%       1.19%
 AST AllianceBernstein Core Value                0.75%       0.14%       0.00%       0.00%       0.89%
 AST AllianceBernstein Managed Index 500         0.60%       0.14%       0.00%       0.00%       0.74%
 AST AllianceBernstein Growth & Income           0.75%       0.11%       0.00%       0.00%       0.86%
 AST American Century Income & Growth            0.75%       0.15%       0.00%       0.00%       0.90%
 AST American Century Strategic Allocation /4/   0.85%       0.21%       0.00%       0.00%       1.06%
 AST Balanced Asset Allocation /4/               0.15%       0.02%       0.00%       0.90%       1.07%
 AST Capital Growth Asset Allocation /4/         0.15%       0.02%       0.00%       0.95%       1.12%
 AST Cohen & Steers Realty                       1.00%       0.13%       0.00%       0.00%       1.13%
 AST Conservative Asset Allocation /4/           0.15%       0.04%       0.00%       0.89%       1.08%
 AST DeAM Large-Cap Value                        0.85%       0.15%       0.00%       0.00%       1.00%
 AST DeAM Small-Cap Value                        0.95%       0.23%       0.00%       0.00%       1.18%
 AST Federated Aggressive Growth                 0.95%       0.14%       0.00%       0.00%       1.09%
 AST First Trust Balanced Target                 0.85%       0.21%       0.00%       0.00%       1.06%
 AST First Trust Capital Appreciation Target     0.85%       0.19%       0.00%       0.00%       1.04%
 AST Goldman Sachs Concentrated Growth           0.90%       0.13%       0.00%       0.00%       1.03%
 AST Goldman Sachs Mid-Cap Growth                1.00%       0.15%       0.00%       0.00%       1.15%
 AST High Yield /5/                              0.75%       0.15%       0.00%       0.00%       0.90%
 AST International Growth /6/                    1.00%       0.15%       0.00%       0.00%       1.15%
 AST International Value /7/                     1.00%       0.13%       0.00%       0.00%       1.13%
 AST JPMorgan International Equity               0.87%       0.16%       0.00%       0.00%       1.03%
 AST Large-Cap Value /8/                         0.75%       0.11%       0.00%       0.00%       0.86%
 AST Lord Abbett Bond Debenture                  0.80%       0.14%       0.00%       0.00%       0.94%
 AST Marsico Capital Growth                      0.90%       0.11%       0.00%       0.00%       1.01%
 AST MFS Global Equity                           1.00%       0.25%       0.00%       0.00%       1.25%
 AST MFS Growth                                  0.90%       0.13%       0.00%       0.00%       1.03%
 AST Mid-Cap Value /9/                           0.95%       0.21%       0.00%       0.00%       1.16%
 AST Money Market /10/                           0.50%       0.11%       0.00%       0.00%       0.61%
 AST Neuberger Berman Mid-Cap Growth /11/        0.90%       0.14%       0.00%       0.00%       1.04%
 AST Neuberger Berman Mid-Cap Value              0.89%       0.11%       0.00%       0.00%       1.00%
 AST Neuberger Berman Small-Cap Growth /8/       0.95%       0.16%       0.00%       0.00%       1.11%

--------------------------------------------------------------------------------------------------
                                   PORTFOLIO ANNUAL EXPENSES
                 (as a percentage of the average net assets of the portfolios)
--------------------------------------------------------------------------------------------------
               PORTFOLIO                          For the year ended December 31, 2006
                                         -------------------------------------------------------
                                                                                           Total
                                                                             Acquired     Annual
                                         Investment                          Portfolio   Portfolio
                                         Management    Other                  Fees &     Operating
                                            Fees    Expenses /1/ 12b-1 Fees Expenses /2/ Expenses
-                                        ---------------------------------------------------------
 AST PIMCO Limited Maturity Bond           0.65%       0.12%       0.00%       0.00%       0.77%
 AST PIMCO Total Return Bond               0.65%       0.12%       0.00%       0.00%       0.77%
 AST Preservation Asset Allocation /4/     0.15%       0.08%       0.00%       0.82%       1.05%
 AST Small-Cap Growth                      0.90%       0.18%       0.00%       0.00%       1.08%
 AST Small-Cap Value /9/                   0.90%       0.13%       0.00%       0.00%       1.03%
 AST T. Rowe Price Asset Allocation        0.85%       0.14%       0.00%       0.00%       0.99%
 AST T. Rowe Price Large-Cap Growth /13/   0.90%       0.11%       0.00%       0.00%       1.01%
 AST T. Rowe Price Global Bond             0.80%       0.16%       0.00%       0.00%       0.96%
 AST T. Rowe Price Natural Resources       0.90%       0.18%       0.00%       0.00%       1.08%
 AST UBS Dynamic Alpha /10/                1.00%       0.21%       0.00%       0.00%       1.21%



 1: As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of each Annuity under which they compensate our service providers for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each portfolio and, "Service Fees payable to Allstate Life," later in this prospectus.
 2: The AST Aggressive Asset Allocation, the AST Balanced Asset Allocation, the
    AST Capital Growth Asset Allocation, the AST Conservative Asset Allocation and the AST Preservation Asset Allocation Portfolios (the "Dynamic Asset Allocation Portfolios") each invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Advanced Series Trust, and some Portfolios invest in other funds, including the Dryden Core Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown in the column "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Dynamic Asset Allocation Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when they purchase or redeem shares of the Acquired Portfolios. Where "Acquired Portfolio Fees and Expenses" are less than 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables in the prospectus for the Portfolios.
 3: The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2006 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.
 4: Prior to May 1, 2007 the Portfolio was named the "AST American Century
    Strategic Balanced Portfolio."
 5: Effective June 16, 2006, Goldman Sachs Asset Management L.P. no longer serves as a Co-Sub-advisor to the Portfolio.
 6: Effective November 13, 2006, Marsico Capital Management, LLC became a sub-advisor to the Portfolio along with William Blair & Company, LLC. Prior to November 13, 2006, William Blair & Company, LLC served as the sole Sub-advisor of the Portfolio, then named the "AST William Blair International Growth Portfolio."
 7: Effective November 13, 2006, Thornburg Investment Management, Inc. became a
    Sub-advisor to the Portfolio along with LSV Asset Management. Prior to November 13, 2006, LSV Asset Management served as the sole Sub-advisor of the Portfolio, then named the "AST LSV International Value Portfolio."
 8: Effective May 1, 2007, Neuberger Berman Management, Inc. became Sub-advisor to the Portfolio. Prior to May 1, 2007, Deutsche Asset Management, Inc. served as Sub-advisor of the Portfolio, then named the "AST DeAM Small-Cap Growth Portfolio."
 9: Effective December 2006, Salomon Brothers Asset Management, Inc. one of the
    Co-Sub-advisors to the Portfolio changed its name to ClearBridge Advisors, LLC.
 10:Prior to May 1, 2007 the Portfolio was named the "AST Global Allocation
    Portfolio." Expenses shown are the annualized estimated operating expense for AST UBS Dynamic Alpha Portfolio effective May 1, 2007. Operating expenses for the AST Global Allocation Portfolio based upon the year ended December 31, 2006 would be as follows: Shareholder Fees (fees paid directly from your investment) - None; Management Fees - .10%; Distribution (12b-1) Fees - None; Other Expenses - .09%; Acquired Portfolio Fees & Expenses - .88%; Total Annual Portfolio Operating Expenses - 1.07%.

                               EXPENSE EXAMPLES

 These examples are intended to help you compare the cost of investing in one Allstate Life Annuity with the cost of investing in other Allstate Life Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay in expenses at the end of the stated time periods if you invested $10,000 in the Annuity and your investment had a 5% return each year.

 The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges":
..   Insurance Charge
..   Contingent Deferred Sales Charge (when and if applicable)
..   Annual Maintenance Fee

 The examples also assume the following for the period shown:
..   You allocate all of your Account Value to the Sub-account with the maximum total operating expenses, and those expenses remain the same each year
..   You make no withdrawals of Account Value
..   You make no transfers, or other transactions for which we charge a fee
..   No tax charge applies

..   You elect the Guaranteed Minimum Income Benefit (GMIB) and the Highest
    Daily Value Death Benefit (the maximum combination of optional benefit charges). The maximum charge, rather than the current charge, is deducted for these benefits in the examples.

..   For the X Series example, the Purchase Credit applicable to the Annuity is
    5% of the Purchase Payment*
..   For the X Series example, the Longevity Credit does not apply.

 Amounts shown in the examples are rounded to the nearest dollar.

 * The Purchase Credit that is applied to Purchase Payments received depends upon the age of the Owner when the Purchase Payment was made. (See "How do I Receive Purchase Credits?")

 The examples are illustrative only--they should not be considered a representation of past or future expenses of the Portfolios--actual expenses will be less than those shown if you elect a different combination of optional benefits than indicated in the examples or if you allocate Account Value to any other available Sub-accounts.

 Expense Examples are provided as follows: 1.) if you surrender the Annuity at the end of the stated time period; 2.) if you annuitize at the end of the stated time period; and 3.) if you do not surrender your Annuity. Since the Annuities are first being offered as of the effective date of this prospectus, no accumulation values are available.


 If you surrender your annuity at the end of the applicable time period:



                                1 yr  3 yrs  5 yrs  10 yrs
                      ------------------------------------
                      B Series $1,154 $2,019 $2,879 $5,185
                      ------------------------------------
                      L Series $1,188 $2,205 $2,758 $5,435
                      ------------------------------------
                      X Series $1,373 $2,399 $3,319 $5,470
                      ------------------------------------



 If you annuitize your annuity at the end of the applicable time period:/ 1/



                                1 yr 3 yrs 5 yrs  10 yrs
                       ---------------------------------
                       B Series N/A   N/A  $2,609 $5,185
                       ---------------------------------
                       L Series N/A   N/A  $2,758 $5,435
                       ---------------------------------
                       X Series N/A   N/A  $2,779 $5,470
                       ---------------------------------



 If you do not surrender your annuity:



                                1 yr 3 yrs  5 yrs  10 yrs
                       ----------------------------------
                       B Series $524 $1,569 $2,609 $5,185
                       ----------------------------------
                       L Series $558 $1,665 $2,758 $5,435
                       ----------------------------------
                       X Series $563 $1,679 $2,779 $5,470
                       ----------------------------------


 1  You may not annuitize in the first three (3) Annuity Years.

                              INVESTMENT OPTIONS

 WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?
 Each variable investment option is a Sub-account of the Allstate Financial Advisors Separate Account I (see "What is the Separate Account" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. There is no guarantee that any Portfolio will meet its investment objective. The Portfolios that you select are your choice--we do not recommend or endorse any particular Portfolio.


 The name of the advisor/sub-advisor for each Portfolio appears next to the description. The Portfolios of Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of The Prudential Insurance Company of America. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.


 The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the Portfolios can be obtained by calling 1-866-695-2647.

 Not all Portfolios offered as Sub-accounts are available if you elect certain optional benefits. The following table lists the currently allowable investment options when you choose certain optional benefits:

   If you select any one of               Then you may only invest among the
   the following optional benefits:       following Sub-accounts (the
                                          "Permitted Sub-accounts"):
   TrueIncome                            AST Capital Growth Asset Allocation
                                         Portfolio
   TrueIncome--Spousal                   AST Balanced Asset Allocation
                                         Portfolio
                                         AST Conservative Asset Allocation
                                         Portfolio
   TrueIncome--Highest Daily             AST Preservation Asset Allocation
                                         Portfolio
                                         AST Advanced Strategies Portfolio
   Highest Daily Value Death Benefit     AST First Trust Balanced Target
                                         Portfolio
                                         AST First Trust Capital Appreciation
                                         Target Portfolio
                                         AST T. Rowe Price Asset Allocation
                                         Portfolio
 ------------------------------------------------------------------------------

 Additional Information regarding these optional benefits can be found in the "Living Benefits" and "Death Benefit" sections of this Prospectus.

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
                        ADVANCED SERIES TRUST
    -----------------------------------------------------------------------
       ASSET    AST Advanced Strategies Portfolio:          LSV Asset
    ALLOCATION/ seeks a high level of absolute             Management;
     BALANCED   return. The Portfolio invests            Marsico Capital
                primarily in a diversified portfolio     Management, LLC;
                of equity and fixed income securities   Pacific Investment
                across different investment                 Management
                categories and investment managers.        Company LLC
                The Portfolio pursues a combination      (PIMCO); T. Rowe
                of traditional and non-traditional      Price Associates,
                investment strategies.                 Inc.; William Blair
                                                        & Company, L.L.C.
    -----------------------------------------------------------------------
       ASSET    AST Aggressive Asset Allocation        Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios ("Underlying
                Portfolios"). Under normal market
                conditions, the Portfolio will devote
                between 92.5% to 100% of its net
                assets to Underlying Portfolios
                investing primarily in equity
                securities, and 0% to 7.5% of its net
                assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Core Value        AllianceBernstein
       VALUE    Portfolio: seeks long-term capital             L.P.
                growth by investing primarily in
                common stocks. The subadviser expects
                that the majority of the Portfolio's
                assets will be invested in the common
                stocks of large companies that appear
                to be undervalued. Among other
                things, the Portfolio seeks to
                identify compelling buying
                opportunities created when companies
                are undervalued on the basis of
                investor reactions to near-term
                problems or circumstances even though
                their long-term prospects remain
                sound. The subadviser seeks to
                identify individual companies with
                earnings growth potential that may
                not be recognized by the market at
                large.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Growth & Income   AllianceBernstein
       VALUE    Portfolio: seeks long-term growth of           L.P.
                capital and income while attempting
                to avoid excessive fluctuations in
                market value. The Portfolio normally
                will invest in common stocks (and
                securities convertible into common
                stocks). The subadviser will take a
                value-oriented approach, in that it
                will try to keep the Portfolio's
                assets invested in securities that
                are selling at reasonable valuations
                in relation to their fundamental
                business prospects.
    -----------------------------------------------------------------------
     LARGE CAP  AST AllianceBernstein Managed Index     AllianceBernstein
       BLEND    500 Portfolio: seeks to outperform             L.P.
                the Standard & Poor's 500 Composite
                Stock Price Index (the "S&P 500")
                through stock selection resulting in
                different weightings of common stocks
                relative to the index. The Portfolio
                will invest, under normal
                circumstances, at least 80% of its
                net assets in securities included in
                the S&P(R) 500.
    -----------------------------------------------------------------------
     LARGE CAP  AST American Century Income & Growth     American Century
       VALUE    Portfolio: seeks capital growth with        Investment
                current income as a secondary            Management, Inc.
                objective. The Portfolio invests
                primarily in common stocks that offer
                potential for capital growth, and
                may, consistent with its investment
                objective, invest in stocks that
                offer potential for current income.
                The subadviser utilizes a
                quantitative management technique
                with a goal of building an equity
                portfolio that provides better
                returns than the S&P 500 without
                taking on significant additional risk
                and while attempting to create a
                dividend yield that will be greater
                than the S&P 500.
    -----------------------------------------------------------------------
       ASSET    AST American Century Strategic           American Century
    ALLOCATION/ Allocation Portfolio (formerly known        Investment
     BALANCED   as AST American Century Strategic        Management, Inc.
                Balanced Portfolio): long-term
                capital growth with some regular
                income. The Portfolio will invest,
                under normal circumstances, in any
                type of U.S. or foreign equity
                security that meets certain
                fundamental and technical standards.
                The portfolio managers will draw on
                growth, value and quantitative
                investment techniques in managing the
                equity portion of the Portfolio and
                diversify the Portfolio's investments
                among small, medium and large
                companies.
    -----------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
       ASSET    AST Balanced Asset Allocation          Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 57.5% to 72.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 27.5% to 42.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
       ASSET    AST Capital Growth Asset Allocation    Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 72.5% to 87.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 12.5% to 27.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     SPECIALTY  AST Cohen & Steers Realty Portfolio:      Cohen & Steers
                seeks to maximize total return               Capital
                through investment in real estate        Management, Inc.
                securities. The Portfolio pursues its
                investment objective by investing,
                under normal circumstances, at least
                80% of its net assets in securities
                of real estate issuers. Under normal
                circumstances, the Portfolio will
                invest substantially all of its
                assets in the equity securities of
                real estate companies, i.e., a
                company that derives at least 50% of
                its revenues from the ownership,
                construction, financing, management
                or sale of real estate or that has at
                least 50% of its assets in real
                estate. Real estate companies may
                include real estate investment trusts
                (REITs).
    -----------------------------------------------------------------------
       ASSET    AST Conservative Asset Allocation      Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 47.5% to 62.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 37.5% to 52.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------
     LARGE CAP  AST DeAM Large-Cap Value Portfolio:          Deutsche
       VALUE    seeks maximum growth of capital by          Investment
                investing primarily in the value            Management
                stocks of larger companies. The           Americas, Inc.
                Portfolio pursues its objective,
                under normal market conditions, by
                primarily investing at least 80% of
                the value of its assets in the equity
                securities of large-sized companies
                included in the Russell 1000(R) Value
                Index. The subadviser employs an
                investment strategy designed to
                maintain a portfolio of equity
                securities which approximates the
                market risk of those stocks included
                in the Russell 1000(R) Value Index,
                but which attempts to outperform the
                Russell 1000(R) Value Index through
                active stock selection.
    -----------------------------------------------------------------------
     SMALL CAP  AST DeAM Small-Cap Value Portfolio:          Deutsche
       VALUE    seeks maximum growth of investors'          Investment
                capital by investing primarily in the       Management
                value stocks of smaller companies.        Americas, Inc.
                The Portfolio pursues its objective,
                under normal market conditions, by
                primarily investing at least 80% of
                its total assets in the equity
                securities of small-sized companies
                included in the Russell 2000(R) Value
                Index. The subadviser employs an
                investment strategy designed to
                maintain a portfolio of equity
                securities which approximates the
                market risk of those stocks included
                in the Russell 2000(R) Value Index,
                but which attempts to outperform the
                Russell 2000(R) Value Index.
    -----------------------------------------------------------------------
     SMALL CAP  AST Federated Aggressive Growth          Federated Equity
      GROWTH    Portfolio: seeks capital growth. The        Management
                Portfolio pursues its investment            Company of
                objective by investing primarily in       Pennsylvania/
                the stocks of small companies that       Federated Global
                are traded on national security             Investment
                exchanges, NASDAQ stock exchange and    Management Corp.;
                the over-the-counter-market. Small        Federated MDTA
                companies will be defined as                   LLC
                companies with market capitalizations
                similar to companies in the Russell
                2000 Growth Index.
    -----------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
       ASSET    AST First Trust Balanced Target        First Trust Advisors
    ALLOCATION/ Portfolio: seeks long-term capital             L.P.
     BALANCED   growth balanced by current income.
                The Portfolio seeks to achieve its
                objective by investing approximately
                65% in common stocks and 35% in fixed
                income securities. The Portfolio
                allocates the equity portion of the
                portfolio across five uniquely
                specialized strategies--the Dow/sm/
                Target Dividend, the Value Line(R)
                Target 25, the Global Dividend Target
                15, the NYSE(R) International Target
                25, and the Target Small Cap. Each
                strategy employs a quantitative
                approach by screening common stocks
                for certain attributes and/or using a
                multi-factor scoring system to select
                the common stocks. The fixed income
                allocation is determined by the Dow
                Jones Income strategy which utilizes
                certain screens to select bonds from
                the Dow Jones Corporate Bond Index or
                like-bonds not in the index.
    -----------------------------------------------------------------------
       ASSET    AST First Trust Capital Appreciation   First Trust Advisors
    ALLOCATION/ Target Portfolio: seeks long-term              L.P.
     BALANCED   growth of capital. The Portfolio
                seeks to achieve its objective by
                investing approximately 80% in common
                stocks and 20% in fixed income
                securities. The portfolio allocates
                the equity portion of the portfolio
                across five uniquely specialized
                strategies--the Value Line(R) Target
                25, the Global Dividend Target 15,
                the Target Small Cap, the Nasdaq(R)
                Target 15, and the NYSE(R)
                International Target 25. Each
                strategy employs a quantitative
                approach by screening common stocks
                for certain attributes and/or using a
                multi-factor scoring system to select
                the common stocks. The fixed income
                allocation is determined by the Dow
                Jones Income strategy utilizes
                certain screens to select bonds from
                the Dow Jones Corporate Bond Index or
                like-bonds not in the index.
    -----------------------------------------------------------------------
     LARGE CAP  AST Goldman Sachs Concentrated Growth     Goldman Sachs
      GROWTH    Portfolio: seeks growth of capital in   Asset Management,
                a manner consistent with the                   L.P.
                preservation of capital. The
                Portfolio will pursue its objective
                by investing primarily in equity
                securities of companies that the
                subadviser believes have the
                potential to achieve capital
                appreciation over the long-term. The
                Portfolio seeks to achieve its
                investment objective by investing,
                under normal circumstances, in
                approximately 30 - 45 companies that
                are considered by the subadviser to
                be positioned for long-term growth.
    -----------------------------------------------------------------------
      MID CAP   AST Goldman Sachs Mid-Cap Growth          Goldman Sachs
      GROWTH    Portfolio: seeks long-term capital      Asset Management,
                growth. The Portfolio pursues its              L.P.
                investment objective, by investing
                primarily in equity securities
                selected for their growth potential,
                and normally invests at least 80% of
                the value of its assets in
                medium-sized companies. Medium-sized
                companies are those whose market
                capitalizations (measured at the time
                of investment) fall within the range
                of companies in the Russell Mid-cap
                Growth Index. The subadviser seeks to
                identify individual companies with
                earnings growth potential that may
                not be recognized by the market at
                large.
    -----------------------------------------------------------------------
    -----------------------------------------------------------------------
       FIXED    AST High Yield Portfolio: seeks a       Pacific Investment
      INCOME    high level of current income and may        Management
                also consider the potential for            Company LLC
                capital appreciation. The Portfolio          (PIMCO)
                invests, under normal circumstances,
                at least 80% of its net assets plus
                any borrowings for investment
                purposes (measured at time of
                purchase) in high yield, fixed-income
                securities that, at the time of
                purchase, are non-investment grade
                securities. Such securities are
                commonly referred to as "junk bonds".
    -----------------------------------------------------------------------
       INTER    AST International Growth Portfolio       Marsico Capital
     NATIONAL   (formerly, AST William Blair             Management, LLC;
      EQUITY    International Growth Portfolio):         William Blair &
                seeks long-term capital growth. Under    Company, L.L.C.
                normal circumstances, the Portfolio
                invests at least 80% of the value of
                its assets in securities of issuers
                that are economically tied to
                countries other than the United
                States. Although the Portfolio
                intends to invest at least 80% of its
                assets in the securities of issuers
                located outside the United States, it
                may at times invest in U.S. issuers
                and it may invest all of its assets
                in fewer than five countries or even
                a single country. The Portfolio looks
                primarily for stocks of companies
                whose earnings are growing at a
                faster rate than other companies or
                which offer attractive growth.
    -----------------------------------------------------------------------

      -------------------------------------------------------------------
       STYLE/      INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
        TYPE                                               ADVISOR/
                                                          SUB-ADVISOR
      -------------------------------------------------------------------
        INTER   AST International Value Portfolio          LSV Asset
      NATIONAL  (formerly known as AST LSV                Management;
       EQUITY   International Value Portfolio): seeks      Thornburg
                long-term capital appreciation. The        Investment
                Portfolio normally invests at least     Management, Inc.
                80% of the Portfolio's assets in
                equity securities. The Portfolio will
                invest at least 65% of its net assets
                in the equity securities of companies
                in at least three different
                countries, without limit as to the
                amount of assets that may be invested
                in a single country.
      -------------------------------------------------------------------
        INTER   AST JPMorgan International Equity         J.P. Morgan
      NATIONAL  Portfolio: seeks long-term capital         Investment
       EQUITY   growth by investing in a diversified    Management Inc.
                portfolio of international equity
                securities. The Portfolio seeks to
                meet its objective by investing,
                under normal market conditions, at
                least 80% of its assets in a
                diversified portfolio of equity
                securities of companies located or
                operating in developed non-U.S.
                countries and emerging markets of the
                world. The equity securities will
                ordinarily be traded on a recognized
                foreign securities exchange or traded
                in a foreign over-the-counter market
                in the country where the issuer is
                principally based, but may also be
                traded in other countries including
                the United States.
      -------------------------------------------------------------------
      LARGE CAP AST Large-Cap Value Portfolio: seeks      Dreman Value
        VALUE   current income and long-term growth     Management LLC,
                of income, as well as capital          Hotchkis and Wiley
                appreciation. The Portfolio invests,        Capital
                under normal circumstances, at least    Management LLC;
                80% of its net assets in common           J.P. Morgan
                stocks of large capitalization             Investment
                companies. Large capitalization         Management, Inc.
                companies are those companies with
                market capitalizations within the
                market capitalization range of the
                Russell 1000 Value Index.
      -------------------------------------------------------------------
        FIXED   AST Lord Abbett Bond-Debenture         Lord, Abbett & Co.
       INCOME   Portfolio: seeks high current income          LLC
                and the opportunity for capital
                appreciation to produce a high total
                return. The Portfolio invests, under
                normal circumstances, at least 80% of
                the value of its assets in fixed
                income securities. To pursue its
                objective, the Portfolio normally
                invests primarily in high yield and
                investment grade debt securities,
                securities convertible into common
                stock and preferred stocks. The
                Portfolio may find good value in high
                yield, fixed-income securities that,
                at the time of purchase, are
                non-investment grade securities,
                commonly referred to as "junk bonds,"
                and frequently may have more than
                half of its assets invested in those
                securities. At least 20% of the
                Portfolio's assets must be invested
                in any combination of investment
                grade debt securities, U.S.
                Government securities and cash
                equivalents. The Portfolio may also
                make significant investments in
                mortgage-backed securities. Although
                the Portfolio expects to maintain a
                weighted average maturity in the
                range of five to twelve years, there
                are no restrictions on the overall
                Portfolio or on individual
                securities. The Portfolio may invest
                up to 20% of its net assets in equity
                securities.
      -------------------------------------------------------------------
      LARGE CAP AST Marsico Capital Growth Portfolio:   Marsico Capital
       GROWTH   seeks capital growth. Income            Management, LLC
                realization is not an investment
                objective and any income realized on
                the Portfolio's investments,
                therefore, will be incidental to the
                Portfolio's objective. The Portfolio
                will pursue its objective by
                investing primarily in common stocks
                of large companies that are selected
                for their growth potential. Large
                capitalization companies are
                companies with market capitalizations
                within the market capitalization
                range of the Russell 1000 Growth
                Index. In selecting investments for
                the Portfolio, the subadviser uses an
                approach that combines "top down"
                macroeconomic analysis with "bottom
                up" stock selection. The "top down"
                approach identifies sectors,
                industries and companies that may
                benefit from the trends the
                subadviser has observed. The
                subadviser then looks for individual
                companies with earnings growth
                potential that may not be recognized
                by the market at large, utilizing a
                "bottom up" stock selection process.
                The Portfolio will normally hold a
                core position of between 35 and 50
                common stocks. The Portfolio may hold
                a limited number of additional common
                stocks at times when the Portfolio
                manager is accumulating new
                positions, phasing out existing or
                responding to exceptional market
                conditions.
      -------------------------------------------------------------------
        INTER   AST MFS Global Equity Portfolio:         Massachusetts
      NATIONAL  seeks capital growth. Under normal     Financial Services
       EQUITY   circumstances the Portfolio invests         Company
                at least 80% of its assets in equity
                securities. The Portfolio will invest
                in the securities of U.S. and foreign
                issuers (including issuers in
                developing countries). While the
                portfolio may invest its assets in
                companies of any size, the Portfolio
                generally focuses on companies with
                relatively large market
                capitalizations relative to the
                markets in which they are traded.
      -------------------------------------------------------------------

    -----------------------------------------------------------------------
      STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
       TYPE                                                 ADVISOR/
                                                           SUB-ADVISOR
    -----------------------------------------------------------------------
     LARGE CAP  AST MFS Growth Portfolio: seeks           Massachusetts
      GROWTH    long-term capital growth and future,    Financial Services
                rather than current income. Under            Company
                normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in common stocks and
                related securities, such as preferred
                stocks, convertible securities and
                depositary receipts, of companies
                that the subadviser believes offer
                better than average prospects for
                long-term growth. The subadviser uses
                a "bottom up" as opposed to a "top
                down" investment style in managing
                the Portfolio.
    -----------------------------------------------------------------------
      MID CAP   AST Mid Cap Value Portfolio: seeks to    EARNEST Partners
       VALUE    provide capital growth by investing         LLC/WEDGE
                primarily in mid-capitalization              Capital
                stocks that appear to be undervalued.    Management, LLP
                The Portfolio generally invests,
                under normal circumstances, at least
                80% of the value of its net assets in
                mid-capitalization companies.
                Mid-capitalization companies are
                generally those that have market
                capitalizations, at the time of
                purchase, within the market
                capitalization range of companies
                included in the Russell Midcap Value
                Index during the previous 12-months
                based on month-end data.
    -----------------------------------------------------------------------
       FIXED    AST Money Market Portfolio: seeks           Prudential
      INCOME    high current income while maintaining       Investment
                high levels of liquidity. The            Management, Inc.
                Portfolio invests in high-quality,
                short-term, U.S. dollar denominated
                corporate, bank and government
                obligations. The Portfolio will
                invest in securities which have
                effective maturities of not more than
                397 days.
    -----------------------------------------------------------------------
      MID CAP   AST Neuberger Berman Mid-Cap Growth      Neuberger Berman
      GROWTH    Portfolio: seeks capital growth.         Management Inc.
                Under normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in the common stocks of
                mid-capitalization companies.
                Mid-capitalization companies are
                those companies whose market
                capitalization is within the range of
                market capitalizations of companies
                in the Russell Midcap Growth Index.
                Using fundamental research and
                quantitative analysis, the subadviser
                looks for fast-growing companies that
                are in new or rapidly evolving
                industries.
    -----------------------------------------------------------------------
      MID CAP   AST Neuberger Berman Mid-Cap Value       Neuberger Berman
       VALUE    Portfolio: seeks capital growth.         Management Inc.
                Under normal market conditions, the
                Portfolio invests at least 80% of its
                net assets in the common stocks of
                medium capitalization companies. For
                purposes of the Portfolio, companies
                with market capitalizations that fall
                within the range of the Russell
                Midcap(R) Index at the time of
                investment are considered medium
                capitalization companies. Some of the
                Portfolio's assets may be invested in
                the securities of large-cap companies
                as well as in small-cap companies.
                Under the Portfolio's value-oriented
                investment approach, the subadviser
                looks for well-managed companies
                whose stock prices are undervalued
                and that may rise in price before
                other investors realize their worth.
    -----------------------------------------------------------------------
     SMALL CAP  AST Neuberger Berman Small-Cap Growth    Neuberger Berman
      GROWTH    Portfolio (formerly known as AST DeAM    Management Inc.
                Small-Cap Growth Portfolio): seeks
                maximum growth of investors' capital
                from a portfolio of growth stocks of
                smaller companies. The Portfolio
                pursues its objective, under normal
                circumstances, by primarily investing
                at least 80% of its total assets in
                the equity securities of small-sized
                companies included in the Russell
                2000 Growth(R) Index.
    -----------------------------------------------------------------------
       FIXED    AST PIMCO Limited Maturity Bond         Pacific Investment
      INCOME    Portfolio: seeks to maximize total          Management
                return consistent with preservation        Company LLC
                of capital. The Portfolio will invest        (PIMCO)
                in a portfolio of fixed-income
                investment instruments of varying
                maturities. The average portfolio
                duration of the Portfolio generally
                will vary within a one- to three-year
                time frame based on the subadviser's
                forecast for interest rates.
    -----------------------------------------------------------------------
       FIXED    AST PIMCO Total Return Bond             Pacific Investment
      INCOME    Portfolio: seeks to maximize total          Management
                return consistent with preservation        Company LLC
                of capital. The Portfolio will invest        (PIMCO)
                in a portfolio of fixed-income
                investment instruments of varying
                maturities. The average portfolio
                duration of the Portfolio generally
                will vary within a three- to six-year
                time frame based on the subadviser's
                forecast for interest rates.
    -----------------------------------------------------------------------
       ASSET    AST Preservation Asset Allocation      Prudential Annuities
    ALLOCATION/ Portfolio: seeks the highest                Investment
     BALANCED   potential total return consistent        Services, Inc./
                with its specified level of risk            Prudential
                tolerance. The Portfolio will invest     Investments LLC
                its assets in several other Advanced
                Series Trust Portfolios. Under normal
                market conditions, the Portfolio will
                devote between 27.5% to 42.5% of its
                net assets to Underlying Portfolios
                investing primarily in equity
                securities, and 57.5% to 72.5% of its
                net assets to Underlying Portfolios
                investing primarily in debt
                securities and money market
                instruments.
    -----------------------------------------------------------------------

     ----------------------------------------------------------------------
       STYLE/       INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
        TYPE                                                 ADVISOR/
                                                            SUB-ADVISOR
     ----------------------------------------------------------------------
      SMALL CAP  AST Small-Cap Growth Portfolio: seeks      Eagle Asset
       GROWTH    long-term capital growth. The              Management/
                 Portfolio pursues its objective by      Neuberger Berman
                 investing, under normal                  Management Inc.
                 circumstances, at least 80% of the
                 value of its assets in
                 small-capitalization companies.
                 Small-capitalization companies are
                 those companies with a market
                 capitalization, at the time of
                 purchase, no larger than the largest
                 capitalized company included in the
                 Russell 2000 Index at the time of the
                 Portfolio's investment.
     ----------------------------------------------------------------------
      SMALL CAP  AST Small-Cap Value Portfolio: seeks       ClearBridge
        VALUE    to provide long-term capital growth      Advisors, LLC;
                 by investing primarily in                 Dreman Value
                 small-capitalization stocks that         Management LLC;
                 appear to be undervalued. The              J.P. Morgan
                 Portfolio invests, under normal            Investment
                 circumstances, at least 80% of the      Management, Inc.;
                 value of its net assets in small           Lee Munder
                 capitalization stocks. Small            Investments, Ltd
                 capitalization stocks are the stocks
                 of companies with market
                 capitalization that are within the
                 market capitalization range of the
                 Russell 2000 Value Index. The
                 Portfolio will focus on common stocks
                 that appear to be undervalued.
     ----------------------------------------------------------------------
        ASSET    AST T. Rowe Price Asset Allocation        T. Rowe Price
     ALLOCATION/ Portfolio: seeks a high level of        Associates, Inc.
      BALANCED   total return by investing primarily
                 in a diversified portfolio of fixed
                 income and equity securities. The
                 Portfolio normally invests
                 approximately 60% of its total assets
                 in equity securities and 40% in fixed
                 income securities. This mix may vary
                 depending on the subadviser's outlook
                 for the markets. The subadviser
                 concentrates common stock investments
                 in larger, more established
                 companies, but the Portfolio may
                 include small and medium-sized
                 companies with good growth prospects.
                 The fixed income portion of the
                 Portfolio will be allocated among
                 investment grade securities, "junk
                 bonds," emerging market securities,
                 foreign high quality debt securities
                 and cash reserves.
     ----------------------------------------------------------------------
        FIXED    AST T. Rowe Price Global Bond             T. Rowe Price
       INCOME    Portfolio: seeks to provide high       International, Inc.
                 current income and capital growth by
                 investing in high-quality foreign and
                 U.S. dollar-denominated bonds. The
                 Portfolio will invest at least 80% of
                 its total assets in fixed income
                 securities. The Portfolio invests in
                 all types of bonds, including high
                 quality bonds issued or guaranteed by
                 U.S. or foreign governments or their
                 agencies and by foreign authorities,
                 provinces and municipalities as well
                 as investment grade corporate bonds
                 and mortgage and asset-backed
                 securities of U.S. and foreign
                 issuers. The Portfolio generally
                 invests in countries where the
                 combination of fixed-income returns
                 and currency exchange rates appears
                 attractive, or, if the currency trend
                 is unfavorable, where the subadviser
                 believes that the currency risk can
                 be minimized through hedging. The
                 Portfolio may also invest up to 20%
                 of its assets in the aggregate in
                 high yield, fixed-income securities
                 that, at the time of purchase, are
                 non-investment grade securities,
                 commonly referred to as "junk bonds."
                 In addition, the Portfolio may invest
                 up to 30% of its assets in
                 mortgage-related (including
                 derivatives, such as collateralized
                 mortgage obligations and stripped
                 mortgage securities) and asset-backed
                 securities.
     ----------------------------------------------------------------------
      LARGE CAP  AST T. Rowe Price Large-Cap Growth        T. Rowe Price
       GROWTH    Portfolio: seeks long-term growth of    Associates, Inc.
                 capital by investing predominantly in
                 the equity securities of a limited
                 number of large, carefully selected,
                 high-quality U.S. companies that are
                 judged likely to achieve superior
                 earnings growth. The Portfolio takes
                 a growth approach to investment
                 selection and normally invests at
                 least 80% of its net assets in the
                 common stocks of large companies.
                 Large companies are those whose
                 market cap is larger than the median
                 market cap of companies in the
                 Russell 1000 Growth Index as of the
                 time of purchase.
     ----------------------------------------------------------------------
      SPECIALTY  AST T. Rowe Price Natural Resources       T. Rowe Price
                 Portfolio: seeks long-term capital      Associates, Inc.
                 growth primarily through the common
                 stocks of companies that own or
                 develop natural resources (such as
                 energy products, precious metals and
                 forest products) and other basic
                 commodities. The Portfolio invests,
                 under normal circumstances, at least
                 80% of the value of its assts in
                 natural resource companies. The
                 Portfolio looks for companies that
                 have the ability to expand
                 production, to maintain superior
                 exploration programs and production
                 facilities, and the potential to
                 accumulate new resources. Although at
                 least 50% of Portfolio assets will be
                 invested in U.S. securities, up to
                 50% of total assets also may be
                 invested in foreign securities.
     ----------------------------------------------------------------------

      -------------------------------------------------------------------
        STYLE/       INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
         TYPE                                               ADVISOR/
                                                           SUB-ADVISOR
      -------------------------------------------------------------------
         ASSET    AST UBS Dynamic Alpha Portfolio        UBS Global Asset
      ALLOCATION/ (formerly known as AST Global             Management
       BALANCED   Allocation Portfolio): seeks to        (Americas) Inc.
                  maximize total return, consisting of
                  capital appreciation and current
                  income. The Portfolio invests in
                  securities and financial instruments
                  to gain exposure to global equity,
                  global fixed income and cash
                  equivalent markets, including global
                  currencies. The Portfolio may invest
                  in equity and fixed income securities
                  of issuers located within and outside
                  the United States or in open-end
                  investment companies advised by UBS
                  Global Asset Management (Americas)
                  Inc., the Portfolio's subadviser, to
                  gain exposure to certain global
                  equity and global fixed income
                  markets.
      -------------------------------------------------------------------


 WHAT ARE THE FIXED RATE OPTIONS?

 ONE-YEAR FIXED INTEREST RATE OPTION
 We offer a one-year Fixed Rate Option. When you select this option, your payment will earn interest at the established rate for the applicable interest rate period. A new interest rate period is established every time you allocate or transfer money into a Fixed Rate Option. You may have money allocated in more than one interest rate period at the same time. This could result in your money earning interest at different rates and each interest rate period maturing at a different time. While these interest rates may change from time to time the minimum interest rate is what is set forth in your Annuity contract. Amounts allocated to the Fixed Rate Option become part of Allstate Life's general assets.

 We set a one-year base guaranteed annual interest rate for the one-year Fixed Rate Option. We may also provide an additional interest rate on each purchase payment allocated to this option for the first year after the payment. This additional interest rate will not apply to amounts transferred from other investment options within an Annuity or amounts remaining in this option for more than one year. We will permit transfers out of the one-year Fixed Rate Option only during the 30 day period following the end of the one-year period. We retain the right to limit the amount of Account Value that may be transferred into or out of the one-year Fixed Rate Option. In addition, we reserve the right to cease offering this investment option for periods of time.

 OTHER FIXED RATE INTEREST OPTIONS WE MAY OFFER FROM TIME TO TIME

 From time to time we may offer an Enhanced Dollar Cost Averaging ("DCA") program. If we do, you may allocate all or part of any Purchase Payment to the Enhanced Fixed Rate Option. You would then automatically transfer amounts over stated periods (e.g., six or twelve months) from the Enhanced Fixed Rate Option to the permissible Sub-accounts that you select. We reserve the right at any time to limit the investment options into which Enhanced Fixed Rate Option assets are transferred. After selecting the time period over which transfers will occur, you may not thereafter change the period during which transfers will be made. You may allocate Purchase Payments to more than one transfer period. You may not transfer from other investment options to the Enhanced Fixed Rate Option.


 The first periodic transfer will occur on the date you allocate your Purchase Payment to the Enhanced Fixed Rate Option or the date following the end of any free-look period, if later. Subsequent transfers will occur on the monthly anniversary of the first transfer. The amount of each periodic transfer will be based on the period of time during which transfers are scheduled to occur. For example, if you choose a six-payment transfer schedule, each transfer generally will equal 1/6/th/ of the amount you allocated to the Enhanced Fixed Rate Option. The final transfer amount generally will also include the credited interest. You may change at any time the investment options into which the Enhanced Fixed Rate Option assets are transferred, provided that any such investment option is one that we permit. You may make a one time transfer of the remaining value out of your Enhanced Fixed Rate Option, if you so choose. Transfers from the Enhanced Fixed Rate Option do not count toward the maximum number of free transfers allowed under the contract.

 If you make a withdrawal or have a fee assessed from your Annuity, and all or part of that withdrawal or fee comes out of the Enhanced Fixed Rate Option, we will recalculate the periodic transfer amount to reflect the change. This recalculation may include some or all of the interest credited to the date of the next scheduled transfer.

 By investing amounts on a regular basis instead of investing the total amount at one time, the DCA program may decrease the effect of market fluctuation on the investment of your purchase payment. Of course, Dollar Cost Averaging cannot ensure a profit or protect against loss in a declining market.

 NOTE: When a DCA program is established from a Fixed Rate Option, the fixed rate of interest we credit to your Account Value is applied to a declining balance due to the transfers of Account Value to the Sub-accounts during the Guarantee Period. This will reduce the effective rate of return on the Fixed Rate Option over the Guarantee Period.

                               FEES AND CHARGES

 The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise we will incur a loss. For example, Allstate Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose, including payment of other expenses that Allstate Life incurs in promoting, distributing, issuing and administering an Annuity and, in the case of the X Series, to offset a portion of the costs associated with offering the Credit features which are funded through Allstate Life's general account.

 The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk, nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract. A portion of the proceeds that Allstate Life receives from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values including, for the X Series, appreciation on amounts that represent any Purchase Credit or Longevity Credit.

 WHAT ARE THE CONTRACT FEES AND CHARGES?


 Contingent Deferred Sales Charge (CDSC): We do not deduct a sales charge from Purchase Payments you make to your Annuity. However, we may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials and other promotional expenses. The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the B Series, the L Series, and the X Series are shown under "Summary of Contract Fees and Charges." If you purchase the X Series and make a withdrawal that is subject to the CDSC, we may use part of that CDSC to recoup our costs of providing the Credit. However, we do not impose any CDSC on your withdrawal of a Credit amount.


 With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see How Much Can I Withdraw as a Free Withdrawal?). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity.

 For purposes of calculating any applicable CDSC on a surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 We may waive any applicable CDSC when taking a Minimum Distribution from an Annuity purchased as a "qualified" investment. Free Withdrawals and Minimum Distributions are each explained more fully in the section entitled "Access to Account Value."

 Transfer Fee: Currently, you may make twenty (20) free transfers between investment options each Annuity Year. We will charge $10.00 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or asset allocation program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Annual Maintenance Fee: During the accumulation period we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is $35.00 or 2% of your Account Value invested in the Sub-account, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender. Currently, the Annual Maintenance Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender. We do not impose the Annual Maintenance Fee upon annuitization, the payment of a Death Benefit, or a medically-related full surrender. We may increase the Annual Maintenance Fee. However, any increase will only apply to Annuities issued after the date of the increase.

 If you are a beneficiary under the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

 Tax Charge: Several states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. The tax charge currently ranges from 0% to 3 1/2% of your premium and is designed to approximate the taxes that we are required to pay. We generally will deduct the charge at the time the tax is imposed, but may also decide to deduct the charge from each Purchase Payment at the time of a withdrawal or surrender of your Annuity or at the time you elect to begin receiving annuity payments. We may assess a charge against the Sub-accounts and the Fixed Rate Options equal to any taxes which may be imposed upon the Separate Account. We will pay company income taxes on the taxable corporate earnings created by this Separate Account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividends received deductions. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

 Insurance Charge: We deduct an Insurance Charge daily. The charge is assessed against the average daily assets allocated to the Sub-accounts and is equal to the amount indicated under "Summary of Contract Fees and Charges". The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Allstate Life for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your beneficiaries even if the market declines and the risk that persons to whom we guarantee annuity payments will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. We may increase the portion of the total Insurance Charge that is deducted for administrative costs; however, any increase will only apply to Annuities issued after the date of the increase.

 The Insurance Charge is not deducted against assets allocated to a Fixed Rate Option. However, the amount we credit to Fixed Rate Options may also reflect similar assumptions about the insurance guarantees provided under each Annuity.

 Optional Benefits for which we assess a charge: If you elect to purchase certain optional benefits, we will deduct an additional charge on a daily basis solely from your Account Value allocated to the Sub-accounts. The additional charge is included in the daily calculation of the Unit Price for each Sub-account. We may assess charges for other optional benefits on a different basis. Please refer to the sections entitled "Living Benefit Programs" and "Death Benefit" for a description of the charge for each Optional Benefit.

 Settlement Service Charge: If your beneficiary takes the death benefit under a Beneficiary Continuation Option, we deduct a Settlement Service Charge. The charge is assessed daily against the average assets allocated to the Sub-accounts and is equal to an annual charge of 1.00%.

 Fees and expenses incurred by the Portfolios: Each Portfolio incurs total annual operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Allstate Life with the net asset value as of the close of business each day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

 WHAT CHARGES APPLY TO THE FIXED RATE OPTIONS?
 No specific fees or expenses are deducted when determining the rate we credit to a Fixed Rate Option. However, for some of the same reasons that we deduct the Insurance Charge against Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to Fixed Rate Options. Any CDSC or Tax Charge applies to amounts that are taken from the Sub-accounts or the Fixed Rate Options.

 WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT OPTION?
 If you select a fixed payment option, the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply (see "Tax Charge" above).

 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
 We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. Generally, these types of changes will be based on a reduction to our sales, maintenance or administrative expenses due to the nature of the individual or group purchasing the Annuity. Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional Purchase Payments; (d) whether an annuity is reinstated pursuant to our rules; and/or (e) other transactions where sales, maintenance or administrative expenses are likely to be reduced. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            PURCHASING YOUR ANNUITY

 WHAT ARE OUR REQUIREMENTS FOR PURCHASING ONE OF THE ANNUITIES?

 Initial Purchase Payment: You must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series and the L Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we will accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased. Where allowed by law, we must approve any initial and additional Purchase Payments of $1,000,000 or more. We may apply certain limitations and/or restrictions on an Annuity as a condition of our acceptance, including limiting the liquidity features or the Death Benefit protection provided under an Annuity, limiting the right to make additional Purchase Payments, changing the number of transfers allowable under an Annuity or restricting the Sub-accounts or Fixed Rate Options that are available. Other limitations and/or restrictions may apply. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions, and thereby refuse to accept purchase payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your contract to government regulators.

 Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Allstate Life. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Allstate Life via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

 Age Restrictions: Unless we agree otherwise and subject to our rules, the Owner (or Annuitant if entity owned) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 85 for the B Series and the L Series and age 75 for the X Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If an Annuity is owned jointly, the oldest of the Owners must not be older than the maximum issue age on the Issue Date. You should consider your need to access your Account Value and whether the Annuity's liquidity features will satisfy that need. If you take a distribution prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The availability and level of protection of certain optional benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.

 Owner, Annuitant and Beneficiary Designations: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

..   Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint owners are required to act jointly; however, if each owner provides us with an instruction that we find acceptable, we will permit each owner to act separately. All information and documents that we are required to send you will be sent to the first named owner. The co-ownership by entity-owners or an entity-owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner."
..   Annuitant: The Annuitant is the person upon whose life we continue to make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the accumulation period. In limited circumstances we may allow you to name one or more Contingent Annuitants with our prior approval. A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the Prospectus.

..   Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your beneficiary designation should be the exact name of your beneficiary, not only a reference to the beneficiary's relationship to you. If you use a designation of "surviving spouse," we will pay the Death Benefit to the individual that is your spouse at the time of your death (as defined under the federal tax laws and regulations). If no beneficiary is named, the Death Benefit will be paid to you or your estate. Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

                             MANAGING YOUR ANNUITY

 MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
 You may change the Owner, Annuitant and Beneficiary designations by sending us a request in writing. Upon an ownership change, any automated investment or withdrawal programs will be canceled. The new owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Some of the changes we will not accept include, but are not limited to:
..   A new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
..   A new Annuitant subsequent to the Annuity Date;
..   A new Annuitant if the latest Annuity Date would be earlier than prior to the change.
..   For "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
..   A change in Beneficiary if the Owner had previously made the designation irrevocable.

 There may be restrictions on designation changes when you have elected certain optional benefits.

 Spousal Owners/Spousal Beneficiaries/Spousal Annuitants
 If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For TrueIncome--Spousal, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

 MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?
 If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return your Purchase Payment(s), or the greater of your current Account Value or the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.

 MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
 The minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Allstate Life's Systematic Investment Plan or a periodic purchase payment program. Additional Purchase Payments may be paid at any time before the Annuity Date and prior to the Owner's 86/th/ birthday.

 MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
 You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We call our electronic funds transfer program "Allstate Life's Systematic Investment Plan." We may allow you to invest in your Annuity with a lower initial Purchase Payment, as long as you authorize payments through an electronic funds transfer that will equal at least the minimum Purchase Payment set forth above during the first 12 months of your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

 MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
 These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are made only to Sub-accounts and the periodic Purchase Payments received in the first year total at least the minimum Purchase Payment set forth above.

                          MANAGING YOUR ACCOUNT VALUE

 HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
 (See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

 Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts or a Fixed Rate Option. Investment restrictions will apply if you elect certain optional benefits.

 Subsequent Purchase Payments: Unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions.

 HOW DO I RECEIVE A LONGEVITY CREDIT UNDER THE X SERIES?
 We apply a Longevity Credit to your Annuity's Account Value beginning at the end of your tenth Annuity Year ("tenth Annuity Anniversary") and every Annuity Anniversary thereafter. The Longevity Credit is equal to 0.40% of the sum of all Purchase Payments that have been in the Annuity for more than 9 years less the cumulative amount of withdrawals made (including the deduction of any CDSC amounts) through the end of the period. On any Annuity Anniversary, if the total Purchase Payments that have been in the Annuity for more than 9 years are less than the cumulative amount of withdrawals made, no Longevity Credit will be applied to your Annuity. Also, no Longevity Credit will be applied to your Annuity if your Account Value is zero when a Longevity Credit would otherwise be paid. This would include any situation where the Annuity is still in force due to the fact that payments are being made under an optional benefit such as TrueIncome. In addition, no Longevity Credit will be applied to your Annuity if before the Annuity Anniversary when a Longevity Credit would otherwise be paid: (i) you have surrendered your Annuity; (ii) you have annuitized your Annuity; or (iii) we have received due proof of your death (and there has been no spousal continuation election made). If your spouse continues the contract under our spousal continuation option, we will apply the Longevity Credit to your Annuity beginning on the tenth Annuity Anniversary measured from the date that we originally issued you the Annuity. Since the Longevity Credit is applied to the Account Value only, any guarantees that are not based on Account Value will not reflect the Longevity Credit. Similarly, guarantees that are made against a loss in Account Value will not be triggered in certain very limited circumstances where they otherwise would have been, had no Longevity Credit been applied to the Account Value.

 HOW ARE LONGEVITY CREDITS APPLIED TO MY ACCOUNT VALUE UNDER THE X SERIES?
 Any Longevity Credit that is allocated to your Account Value will be allocated to a Fixed Rate Option and Sub-accounts in the same percentages as Purchase Payments are then being allocated to your Annuity.

 HOW DO I RECEIVE A PURCHASE CREDIT UNDER THE X SERIES?
 We apply a "Purchase Credit" to your Annuity's Account Value each time you make a Purchase Payment. The amount of the Purchase Credit is payable from our general account. The amount of the Purchase Credit depends on the age of the oldest Owner (or Annuitant if entity-owned) when the Purchase Payment is applied to the Annuity according to the table below:

OLDEST OWNER'S AGE ON THE DATE THAT THE PURCHASE PURCHASE CREDIT ON PURCHASE PAYMENTS AS THEY ARE
       PAYMENT IS APPLIED TO THE ANNUITY                      APPLIED TO THE ANNUITY
------------------------------------------------ ------------------------------------------------
                    0 - 80                                             5.00%
                    81 - 85                                            3.00%

 HOW IS EACH PURCHASE CREDIT APPLIED TO ACCOUNT VALUE UNDER THE X SERIES
 ANNUITY?
 Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

 EXAMPLES OF APPLYING THE PURCHASE CREDIT
 Initial Purchase Payment
 Assume you are 65 years old and you make an initial Purchase Payment of $450,000. We would apply a 5.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($22,500 = $450,000 X .05) to your Account Value in the same proportion that your Purchase Payment is allocated.

 The amount of any Purchase Credit applied to your X Series Account Value can be recovered by Allstate Life under certain circumstances:

  . any Purchase Credit applied to your Account Value on Purchase Payments made within the 12 months before the Owner's (or Annuitant's if entity-owned) date of death will be recovered; and

  . the amount available under the medically-related surrender portion of the Annuity will not include the amount of any Purchase Credit payable on Purchase Payments made within 12 months of the date the medically-related surrender is exercised; and
  . if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

 The Account Value may be substantially reduced if Allstate Life recovers the Purchase Credit amount under these circumstances. The amount we take back will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be taken back. But if there was a loss on the Purchase Credit, the amount we take back will still equal the amount of the Purchase Credit. We do not deduct a CDSC in any situation in which we recover the Purchase Credit amount.

 GENERAL INFORMATION ABOUT THE PURCHASE CREDIT FEATURE

..    We do not consider a Purchase Credit to be "investment in the contract"
     for income tax purposes.
..    You may not withdraw the amount of any Purchase Credit under the Free
     Withdrawal provision. The Free Withdrawal provision only applies to withdrawals of Purchase Payments.

 ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account to which you allocate Account Value at the time of any allocation or transfer.

 We may impose specific restrictions on financial transactions (including transfer requests) for certain Portfolios based on the Portfolio's investment and/or transfer restrictions. We may do so to conform to any present or future restriction that is imposed by any Portfolio available under an Annuity. Currently, we charge $10.00 for each transfer you make after the twentieth (20/th/) in each Annuity Year. Transfers made as part of a Dollar Cost Averaging or Automatic Rebalancing program do not count toward the twenty free transfer limit. Renewals or transfers of Account Value from a Fixed Rate Option at the end of its Guarantee Period or pursuant to the Enhanced Fixed Rate Option are not subject to the transfer charge. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee unless you make use of electronic means to transmit your transfer requests. We may also increase the Transfer Fee that we charge to $20.00 for each transfer you make after you have reached your free transfer limit. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.

 Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and
 (iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals. Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance.

 In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or
 (b) we are informed by a Portfolio (e.g., by the Portfolio's portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
  . With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the
      "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as automated withdrawals; (ii) do not count any transfer that solely involves the AST Money Market Portfolio; and
      (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
  . We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.


 If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial. There are contract owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Allstate Life as well as other insurance companies that may have the same Portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any contract owner.


 The Portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.

 A Portfolio also may assess a short term trading fee in connection with a transfer out of the Sub-account investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each Portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us. The fee will be deducted from your Account Value.

 Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

 DO YOU OFFER MORE THAN ONE DOLLAR COST AVERAGING PROGRAM?
 Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment. This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program. The Dollar Cost Averaging Program is in addition to any Dollar Cost Averaging program that would be made available in connection with any Enhanced Fixed Rate Option we may offer from time to time as described above.

 DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
 Yes. During the accumulation period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.

 Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.

 There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

 MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?
 Yes. Subject to our rules, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving investment options. If your Financial Professional has this authority, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.

 Please Note: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between investment options that are discussed in the section entitled "ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?" Since transfer activity under contracts managed by a Financial Professional may result in unfavorable consequences to all contract owners invested in the affected options we reserve the right to limit the investment options available to a particular Owner whose contract is managed by the Financial Professional or impose other transfer restrictions we deem necessary. Your Financial Professional will be informed of all such restrictions on an ongoing basis. We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.accessallstate.com). Limitations that we may impose on your Financial Professional under the terms of the administrative agreement do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

                            ACCESS TO ACCOUNT VALUE

 WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
 During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request (i.e. "pro-rata" meaning that the percentage of each investment option withdrawn is the same percentage that the investment option bears to the total Account Value). Each of these types of distributions is described more fully below.

 ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
 (For more information, see "Tax Considerations.")

 DURING THE ACCUMULATION PERIOD
 A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

 DURING THE ANNUITIZATION PERIOD

 During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are fully taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.


 CAN I WITHDRAW A PORTION OF MY ANNUITY?
 Yes, you can make a withdrawal during the accumulation period.

..   To meet liquidity needs, you can withdraw a limited amount from your
    Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.
..   You can also make withdrawals in excess of the Free Withdrawal amount. The maximum amount that you may withdraw will depend on your Annuity's Surrender Value as of the date we process the withdrawal request. After any partial withdrawal, your Annuity must have a Surrender Value of at least $1,000, or we may treat the partial withdrawal request as a request to fully surrender your Annuity. The minimum partial withdrawal you may request is $100. To determine if a CDSC applies to partial withdrawals, we:
    1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC. 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn. 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

 You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a CDSC.

 Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

 To request the forms necessary to make a withdrawal from your Annuity, call 1-866-695-2647 or visit our Internet Website at www.accessallstate.com.

 HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?
 The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

 CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD? Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

 Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or the Fixed Rate Option. Generally, Systematic Withdrawals from the Fixed Rate Option are limited to earnings accrued after the program of Systematic Withdrawals begins, or payments of fixed dollar amounts that do not exceed such earnings. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals.

 The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

 DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE?

 Yes. If your Annuity is used as an investment vehicle for certain retirement plans that receive special tax treatment under Sections 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For contracts issued as non-qualified annuities, the Internal Revenue Code provides for the same exemption from penalty under Section 72(q) of the Code. Distributions received under these provisions in any Annuity Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.


 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

 WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
 (See "Tax Considerations" for a further discussion of Minimum Distributions.)

 Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Section 401(a)(9) of the Code. The minimum distribution requirements under Section 401(a)(9) apply to an Annuity issued as part of an IRA or SEP IRA. Minimum distribution rules do not apply to Roth IRAs during the owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC on Minimum Distributions from your Annuity if you are required by law to take such Minimum Distribution from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the minimum distribution requirements in relation to other savings or investment plans under other qualified retirement plans not maintained with Allstate Life.

 The amount of the required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly minimum distributions but does not apply to minimum distributions taken out on a quarterly, semi-annual or annual basis.

 You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

 CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
 Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.

 For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.

 Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

 To request the forms necessary to surrender your Annuity, call 1-866-695-2647 or visit our Internet Website at www.accessallstate.com.

 WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
 Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below. If you request a full surrender, the amount payable will be your Account Value minus: (a) the amount of any Purchase Credits applied within 12 months prior to your request to surrender your Annuity under this provision, and (b) the amount of any Purchase Credits added in conjunction with any Purchase Payments received after our receipt of your request for a medically-related surrender (e.g. Purchase Payments received at such time pursuant to a salary reduction program). With respect to partial surrenders, we similarly reserve the right to recapture Purchase Credits as described above.

 This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
  . If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency Event" described below in order to qualify for a medically-related surrender;
  . If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
  . if the Owner is one or more natural persons, all such Owners must also be alive at such time;
  . we must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
  . this benefit is not available if the total amount of the withdrawal request exceeds $500,000; and
  .   no additional Purchase Payments can be made to the Annuity.

 Under most versions of the Annuity, a "Contingency Event" occurs if the Owner (or Annuitant if entity-owned):
  . first confined in a "Medical Care Facility" while your Annuity is in force and remains confined for at least 90 days in a row; or
  . first diagnosed as having a "Fatal Illness" while your Annuity is in force.

 The definitions of "Medical Care Facility" and "Fatal Illness," as well as additional terms and conditions, are provided in your Annuity. Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

 WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
 We currently make annuity options available that provide fixed annuity payments. Fixed options provide the same amount with each payment. We do not guarantee to make any annuity payment options available in the future other than those fixed annuitization options guaranteed in your Annuity. Please refer to the "Guaranteed Minimum Income Benefit," "TrueIncome," "TrueIncome--Spousal," and "TrueIncome--Highest Daily" under "Living Benefits" below for a description of annuity options that are available when you elect these benefits.

 When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. For non-qualified annuity contracts, your Annuity Date must be no later than the first day of the month coinciding with or next following the 95/th/ birthday of the older of the Owner or Annuitant (unless we agree to another date), and certain annuity options may not be available depending on the age of the Owner or Annuitant. For qualified contracts, generally your Annuity Date must be no later than the first day of the month coinciding with or next following the 92/nd/ birthday of the Annuitant (unless we agree to another date) and certain annuity options may not be available depending on the age of the Annuitant. Certain States may have different requirements, based on applicable laws. Please refer to your Annuity contract.

 Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

 Please note, you may not annuitize within the first three Annuity Years.

 Option 1
 Annuity Payments For A Fixed Period: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the income phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump-sum payment. The amount of the lump-sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate will be at least 3% a year.

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 Option 2

 Life Income Annuity with 120 Months Certain Period Option: Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate will be at least 3% a year.

 If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, unless prohibited by applicable law. If the life income annuity with 120 months certain period option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.


 Option 3
 Interest Payment Option: Under this option, we will credit interest on the adjusted Account Value until you request payment of all or part of the adjusted Account Value. We can make interest payments on a monthly, quarterly, semiannual, or annual basis or allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year. This option is not available if you hold your contract in an IRA or other tax qualified vehicle.

 Under this option, all gain in the Annuity will be taxable as of the Annuity Date, however, you can withdraw part or all of the Account Value that we are holding at any time.

 OTHER ANNUITY OPTIONS
 We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date.

 HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
 Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date. Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

 You have a right to choose your annuity start date provided that it is no later than the latest Annuity Date indicated above. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the latest Annuity Date indicated above.


 Please note that annuitization essentially involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).


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                            LIVING BENEFIT PROGRAMS

 DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?
 Allstate Life offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:
  . Protecting a principal amount from decreases in value due to investment performance;
  . Taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
  . Guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for lifetime income payments; or
  .   Providing spousal continuation of certain benefits.


 The "living benefits" that Allstate Life offers are the Guaranteed Minimum Income Benefit (GMIB), TrueIncome, TrueIncome--Spousal, and TrueIncome--Highest Daily. With the help of your Financial Professional, you may choose an optional living benefit that best suits your own financial needs. Each benefit offers a distinct type of guarantee, and there are many factors to consider. For example, the tax implications are different depending if you choose a living benefit that offers annuity payments or a withdrawal guarantee. Some benefits are designed for use with spouses while others are not. Some benefits provide a guarantee for life, while others provide a guarantee until a principal amount is depleted. Some benefits have different guarantees that calculate yearly, quarterly, or daily. Some benefits have different restrictions on the types of investments that must be maintained to sustain the guarantee. Please carefully read the following pages that describe the terms, conditions and limitations of each optional benefit in detail, and consult with your Financial Professional to choose an optional benefit best suited to your needs.

 See the chart in the "Investment Options" section of the Prospectus for a list of investment options available and permitted with each benefit.




 GUARANTEED MINIMUM INCOME BENEFIT (GMIB)
 The Guaranteed Minimum Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.

 We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.

 KEY FEATURE--PROTECTED INCOME VALUE
 The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.

 The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series) made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.

  . Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will

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     increase the Protected Income Value by the amount of any additional
      Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

  . Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of (1) the anniversary date on or immediately following the Annuitant's 80/th/ birthday or (2) the 7/th/ anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series). Further, if you make withdrawals after the Annuitant reaches the maximum age/ duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the proportional impact of the withdrawal on your Account Value.

  . Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income Value by the amount of the Purchase Payment (and any Purchase Credit that is applied to such Purchase Payment in the case of the X Series) and will apply the 5% annual growth rate on the new amount from the date the Purchase Payment is applied.

  . As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal. Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.

 Stepping-Up the Protected Income Value--You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5% annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.

  . A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value. You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See "Tax Considerations"
      section in this prospectus for additional information on IRS requirements.

  . The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase Payments (and any Purchase Credit that is applied to such Purchase Payments in the case of the X Series), minus the impact of any withdrawals after the date of the step-up.

  . When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.

  . If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.

 A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.

 Impact of Withdrawals on the Protected Income Value--Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity
 Year) and applies to any withdrawals during the Annuity Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.

 The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GMIB program are October 13, 2007; 2.) an initial Purchase Payment of $250,000 (includes any Purchase Credit in the case of the X Series); 3.) an initial Protected Income Value of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB.

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 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 A $10,000 withdrawal is taken on November 13, 2007 (in the first Annuity
 Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:
  . the Protected Income Value is reduced by the amount withdrawn (i.e., by $10,000, from $251,038.10 to $241,038.10).
  . The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 A second $10,000 withdrawal is taken on December 13, 2007 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:
  . the Protected Income Value is first reduced by the Remaining Limit (from $242,006.64 to $239,506.64);
  .   The result is then further reduced by the ratio of A to B, where:
       -- A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).
       -- B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500).

       The resulting Protected Income Value is: $239,506.64 x (1 - $7,500 / $217,500), or $231,247.79.
  . The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.

 EXAMPLE 3. RESET OF THE DOLLAR-FOR-DOLLAR LIMIT
 A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13, 2008 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:
  . the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).
  . The Remaining Limit for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).

 KEY FEATURE--GMIB ANNUITY PAYMENTS
 You can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, after the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 95/th/ birthday, except for Annuities used as a funding vehicle for an IRA or SEP IRA, in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's 92/nd/ birthday.

 The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose. We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.

 On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.

 GMIB ANNUITY PAYMENT OPTION 1--PAYMENTS FOR LIFE WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

 GMIB ANNUITY PAYMENT OPTION 2--PAYMENTS FOR JOINT LIVES WITH A CERTAIN PERIOD Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.

..   If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.

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

..   If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.

 You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.

 OTHER IMPORTANT CONSIDERATIONS

..    You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your contract value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates, (which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an Annuity's Account Value,
     Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.
..    Each Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
..    Where allowed by law, we reserve the right to limit subsequent Purchase
     Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
..    In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain GMIB. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.
..    If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible for the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
..    Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment.
..    At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.

 ELECTION OF THE PROGRAM
 Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

 TERMINATION OF THE PROGRAM
 The GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The GMIB program may also be terminated if you designate a new Annuitant who would not be eligible for the GMIB program based on his or her age at the time of the change.

 Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 CHARGES UNDER THE PROGRAM
 Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies. The maximum GMIB charge is 1.00% of the average Protected Income Value. Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market

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

 performance. The dollar amount you pay each year will increase in any year the Protected Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.

 The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts and the Fixed Rate Options. If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).

 No charge applies after the Annuity Date.

 TRUEINCOME
 The TrueIncome program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. TrueIncome can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect TrueIncome and subsequently terminate the benefit, there will be a restriction on your ability to re-elect TrueIncome and TrueIncome--Spousal (see "Election of the Program" below for details). The Annuitant must be at least 45 years old when the program is elected. TrueIncome is not available if you elect any other optional living benefit. As long as TrueIncome is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

 We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the "Protected Withdrawal Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options--one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and TrueIncome is in effect. Certain benefits under TrueIncome may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--PROTECTED WITHDRAWAL VALUE
 The Protected Withdrawal Value is initially used to determine the amount of each initial annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of TrueIncome. The initial Protected Withdrawal Value is equal to the greater of

 (A)the Account Value on the date you elect TrueIncome, plus any additional Purchase Payments growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier
 (B)the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and
 (C)the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date.

 With respect to (A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value, the Annual Income Amount, and the Annual Withdrawal Amount (see below for a description of Annual Income Amount and Annual Withdrawal Amount).

..   If you elect TrueIncome at the time you purchase your Annuity, the Account
    Value will be your initial Purchase Payment.
..   For existing Owners who are electing TrueIncome, the Account Value on the date of your election of TrueIncome will be used to determine the initial Protected Withdrawal Value.
..   If you make additional Purchase Payments after your first withdrawal, the
    Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.

 You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value. You are eligible to step-up the Protected Withdrawal Value on or after the 1/st/ anniversary of the first withdrawal under TrueIncome. The Protected Withdrawal Value can be stepped up again on or after the 1/st/ anniversary following the preceding step-up.

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 If you elect to step-up the Protected Withdrawal Value, and on the date you elect to step-up, the charges under TrueIncome have changed for new purchasers, you may be subject to the new charge at the time of step-up. Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.

 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time TrueIncome is elected or at any time while TrueIncome is in force.

 If you elected the Auto Step-Up feature:

..   The first Auto Step-Up opportunity will occur on the 1/st/ Annuity
    Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome or (2) the most recent step-up.
..   Your Protected Withdrawal Value will only be stepped-up if 5% of the
    Account Value is greater than the Annual Income Amount by any amount.
..   If at the time of the first Auto Step-Up opportunity, 5% of the Account
    Value is not greater than the Annual Income Amount, an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs.
..   Once a step-up occurs, the next Auto Step-Up opportunity will occur on the
    1/st/ Annuity Anniversary that is at least one year after the most recent step-up.

 The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a proportional basis (see examples below) for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional Purchase Payments being made into the Annuity).

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

 KEY FEATURE--ANNUAL WITHDRAWAL AMOUNT UNDER THE WITHDRAWAL BENEFIT
 The initial Annual Withdrawal Amount is equal to 7% of the initial Protected Withdrawal Value. Under TrueIncome, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount. Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments (and associated Purchase Credits in the case of the X Series). A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.

 TrueIncome does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in each Annuity Year.

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..   If, cumulatively, you withdraw an amount less than the Annual Withdrawal
    Amount under the Withdrawal Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.
..   If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.

 The following examples of dollar-for-dollar and proportional reductions and the step-up of the Protected Withdrawal Value, Annual Withdrawal Amount and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome are February 1, 2007; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2008 is equal to $265,000; and 4.) the first withdrawal occurs on March 1, 2008 when the Account Value is equal to $263,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c): (a) Purchase payment accumulated at 5% per year from February 1, 2007 until March 1, 2008 (394 days) = $250,000 X 1.05/(394/365)/ = $263,519.55
 (b) Account Value on March 1, 2008 (the date of the first withdrawal) = $263,000 (c) Account Value on February 1, 2008 (the first Annuity Anniversary) = $265,000

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550--$10,000 = $8,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  .   Remaining Annual Income Amount for current Annuity Year =
      $13,250--$10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250
  .   Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550 Annual Withdrawal Amount for future Annuity Years remains at $18,550
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157
  .   Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000

 (b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Withdrawal Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity Years.
  . Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value before Excess Withdrawal X Annual Withdrawal Amount = $6,450 / ($263,000
      - $18,550) X $18,550 = $489 Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $11,750 / ($263,000 - $13,250) X $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250 - $623 = $12,627
  . Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000 - $18,550 = $6,450

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  .   Proportional reduction = Excess Withdrawal / Account Value before Excess
      Withdrawal X Protected Withdrawal Value = $6,450 / ($263,000 - $18,550) X $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450,
      $6,503} = $239,947

 EXAMPLE 3. STEP-UP OF THE PROTECTED WITHDRAWAL VALUE
 If the Annual Income Amount ($13,250) is withdrawn each year starting on
 March 1, 2008 for a period of 3 years, the Protected Withdrawal Value on February 1, 2014 would be reduced to $225,250 {$265,000 - ($13,250 X 3)}. If a step-up is elected on February 1, 2014, and the Account Value on February 1, 2014 is $280,000, then the following values would result:
  .   Protected Withdrawal Value = Account Value on February 1, 2014 = $280,000
  . Annual Income Amount is equal to the greater of the current Annual Income Amount or 5% of the stepped up Protected Withdrawal Value. Current Annual Income Amount is $13,250. 5% of the stepped up Protected Withdrawal Value is 5% of $280,000, which is $14,000. Therefore, the Annual Income Amount is increased to $14,000.
  . Annual Withdrawal Amount is equal to the greater of the current Annual Withdrawal Amount or 7% of the stepped up Protected Withdrawal Value. Current Annual Withdrawal Amount is $18,550. 7% of the stepped-up Protected Withdrawal Value is 7% of $280,000, which is $19,600. Therefore the Annual Withdrawal Amount is increased to $19,600.

 BENEFITS UNDER TRUEINCOME
..   If your Account Value is equal to zero, and the cumulative withdrawals in the current Annuity Year are greater than the Annual Withdrawal Amount, TrueIncome will terminate. To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life Income Benefit and the Withdrawal Benefit would be payable, even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:
    (1) apply your Account Value to any annuity option available; or
    (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We make such annuity payments until the Annuitant's death; or (3) request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is depleted. We must receive your request in a form acceptable to us at our office.

..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:
    (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Account Value.

..   If no withdrawal was ever taken, we will determine a Protected Withdrawal
    Value and calculate an Annual Income Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS

 Withdrawals under TrueIncome are subject to all of the terms and conditions of your Annuity, including any applicable CDSC.

..   Withdrawals made while TrueIncome is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. TrueIncome does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.

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..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome. TrueIncome provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.

..   In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain TrueIncome. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

 ELECTION OF THE PROGRAM
 TrueIncome can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect TrueIncome after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial Protected Annual Withdrawal Amount, and the Annual Income Amount.

 Currently, if you terminate the program, you will only be permitted to re-elect TrueIncome or elect TrueIncome--Spousal on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

 We reserve the right to further limit the election/re-election frequency in the future. Before making any such change to the election/re-election frequency, we will provide prior notice to Owners who have an effective TrueIncome.

 TERMINATION OF THE PROGRAM
 The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant, upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.

 Upon the death of the Annuitant, your surviving spouse may elect a new TrueIncome if your spouse elects the spousal continuance option. Your spouse would then be eligible to elect the benefit as if he or she was a new purchaser.

 The charge for TrueIncome will no longer be deducted from your Account Value upon termination of the program.

 ADDITIONAL TAX CONSIDERATIONS FOR QUALIFIED CONTRACTS/ARRANGEMENTS
 If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA or SEP-IRA, the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the Annual Withdrawal Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

 TRUEINCOME--SPOUSAL
 The TrueIncome--Spousal program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, if you elect TrueIncome--Spousal and subsequently terminate the benefit, there will be a restriction on your ability to re-elect TrueIncome--Spousal and TrueIncome (see "Election of the Program" below for details). TrueIncome--Spousal must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. TrueIncome--Spousal is not available if you elect any other optional living benefit or Death Benefit. As long as TrueIncome--Spousal is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

 The TrueIncome--Spousal program guarantees until the later death of two natural persons that are each other's spouses (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life Income Benefit") equal to

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 a percentage of an initial principal value (the "Protected Withdrawal Value")
 regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Designated Lives must be each other's spouses at the time of election of TrueIncome--Spousal and at the time of the first death of one of them. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life Income Benefit after the death of the first. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

 KEY FEATURE--INITIAL PROTECTED WITHDRAWAL VALUE
 The initial Protected Withdrawal Value is used to determine the amount of initial annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of TrueIncome--Spousal. The initial Protected Withdrawal Value is equal to the greater of


    (A)the Account Value on the date you elect TrueIncome--Spousal, plus any additional Purchase Payments each growing at 5% per year from the date of your election of the program or application of the Purchase Payment to your Annuity, as applicable, until the date of your first withdrawal or the 10/th/ anniversary of the benefit effective date, if earlier,

    (B)the Account Value as of the date of the first withdrawal from your Annuity, prior to the withdrawal, and
    (C)the highest Account Value on each Annuity anniversary prior to the first withdrawal or on the first 10 Annuity anniversaries if earlier than the date of your first withdrawal after the benefit effective date.

 With respect to (A) and (C) above, each value is increased by the amount of any subsequent Purchase Payments. With respect to the X Series, Purchase Credits are added to Purchase Payments for purposes of calculating the Protected Withdrawal Value and the Annual Income Amount (see below for a description of Annual Income Amount).

..   If you elect TrueIncome--Spousal at the time you purchase your Annuity, the
    Account Value will be your initial Purchase Payment.
..   For existing Owners who are electing TrueIncome--Spousal, the Account Value on the date of your election of the TrueIncome--Spousal program will be used to determine the initial Protected Withdrawal Value.

 KEY FEATURE--ANNUAL INCOME AMOUNT UNDER THE SPOUSAL LIFE INCOME BENEFIT
 The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under TrueIncome--Spousal, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply.

 You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 1/st/ anniversary of the first withdrawal under TrueIncome--Spousal. The Annual Income Amount can be stepped up again on or after the 1/st /anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount, and on the date you elect to step-up, the charges under TrueIncome--Spousal have changed for new purchasers, you may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

 An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under TrueIncome--Spousal or (2) the most recent step-up. At this time, your Annual Income Amount will be stepped-up if 5% of your Account Value is greater than the Annual Income Amount by any amount. If 5% of the Account Value does not exceed the Annual Income Amount, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1/st/ Annuity Anniversary that is at least 1 year after the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for TrueIncome--Spousal has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Annual Income Amount even if you elect the Auto Step-Up feature.


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 TrueIncome--Spousal does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount. Under TrueIncome--Spousal, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount under TrueIncome--Spousal in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. The following examples of dollar-for-dollar and proportional reductions and the step-up of the Annual Income Amount assume: 1.) the Issue Date and the Effective Date of TrueIncome--Spousal are February 1, 2007; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2008 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2008 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2012 is equal to $280,000. The values set forth here are purely hypothetical, and do not reflect the charge for TrueIncome--Spousal.

 The initial Protected Withdrawal Value is calculated as the greatest of (a),
 (b) and (c):

 (a)Purchase payment accumulated at 5% per year from February 1, 2007 until March 1, 2008 (394 days) = $250,000 X 1.05/(394/365)/ = $263,519.55
 (b)Account Value on March 1, 2008 (the date of the first withdrawal) = $263,000
 (c)Account Value on February 1, 2008 (the first Annuity Anniversary) = $265,000

 Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).

 EXAMPLE 1. DOLLAR-FOR-DOLLAR REDUCTION
 If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250

 EXAMPLE 2. DOLLAR-FOR-DOLLAR AND PROPORTIONAL REDUCTIONS
 (a) If $15,000 was withdrawn (more than the Annual Income Amount) on March 1, 2008, then the following values would result:
  . Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.
  . Reduction to Annual Income Amount = Excess Income/ Account Value before Excess Income X Annual Income Amount = $1,750 / ($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157

 EXAMPLE 3. STEP-UP OF THE ANNUAL INCOME AMOUNT
 If a step-up of the Annual Income Amount is requested on February 1, 2012 or the Auto Step-Up feature was elected, the step-up would occur because 5% of the Account Value, which is $14,000 (5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.

 BENEFITS UNDER TRUEINCOME--SPOUSAL
 To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further Purchase Payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.

..   If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options: (1) apply your Account Value to any annuity option available; or (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. We must receive your request in a form acceptable to us at our office.
..   In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of: (1) the present value of future Annual Income Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Account Value. If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 OTHER IMPORTANT CONSIDERATIONS

..    Withdrawals under TrueIncome--Spousal are subject to all of the terms and conditions of the Annuity, including any CDSC.

..    Withdrawals made while TrueIncome--Spousal is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome--Spousal does not directly affect the Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value.

..    You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome--Spousal.
     TrueIncome--Spousal provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

..    In general, you must allocate your Account Value in accordance with the then-available option(s) that we may prescribe, in order to elect and maintain TrueIncome--Spousal. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

..    There may be circumstances where you will continue to be charged the full amount for TrueIncome--Spousal even when the benefit is only providing a guarantee of income based on one life with no survivorship.

..    In order for the Surviving Designated Life to continue
     TrueIncome--Spousal, upon the death of an Owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. See "Spousal Owners/Spousal Beneficiaries" and "Spousal Beneficiary --Assumption of Annuity" in this Prospectus.

 Election of and Designations Under the Program
 TrueIncome--Spousal can only be elected based on two Designated Lives. Designated Lives must be natural persons who are each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary designations are as follows:

..    One Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or

..    Co-Annuity Owners, where the Owners are each other's spouses. The
     Beneficiary designation must be the surviving spouse. The first named Owner must be the Annuitant. Both Owners must each be at least 55 years old at the time of election.

 No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner who is not the Annuitant may be removed without affecting the benefit.

 TrueIncome--Spousal can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect TrueIncome--Spousal after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value and the Annual Income Amount.

 Currently, if you terminate the program, you will only be permitted to re-elect TrueIncome--Spousal or elect TrueIncome on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.

 We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective TrueIncome--Spousal.

 Termination of the Program
 The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.

 The charge for TrueIncome--Spousal will no longer be deducted from your Account Value upon termination of the program.

 Additional Tax Considerations for Qualified Contracts/Arrangements
 If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA or SEP-IRA, the minimum distribution rules under the Code require that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

 TRUEINCOME--HIGHEST DAILY
 The TrueIncome--Highest Daily program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. TrueIncome--Highest Daily is offered as an alternative to TrueIncome and TrueIncome--Spousal. Currently, if you elect TrueIncome--Highest Daily and subsequently terminate the benefit, you will not be able to re-elect TrueIncome--Highest Daily, and will have a waiting period until you can elect TrueIncome--Spousal or TrueIncome. Specifically, you will be permitted to elect TrueIncome or TrueIncome--Spousal only on an anniversary of the Issue Date that is at least 90 calendar days from the date that TrueIncome--Highest Daily was terminated. We reserve the right to further limit the election frequency in the future. The income benefit under TrueIncome--Highest Daily currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired. TrueIncome--Highest Daily is not available if you elect any other optional living benefit, although you may elect an optional death benefit (other than the Highest Daily Value Death Benefit). As long as your TrueIncome--Highest Daily is in effect, you must allocate your Account Value in accordance with the then-permitted and available investment option(s) with this program. If you elect TrueIncome--Highest Daily, you must participate in our asset transfer program, which is governed by a formula that is set forth in Appendix C.

 We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the "Highest Daily Life Income Benefit") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. We discuss TrueIncome--Highest Daily in greater detail immediately below. In addition, please see the Glossary section of this prospectus for definitions of some of the key terms used with this benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in TrueIncome--Highest Daily, and in the Appendices to this prospectus, we set forth the formula under which we make those asset transfers.

 As discussed below, a key component of TrueIncome--Highest Daily is the Protected Withdrawal Value, which is an amount that is distinct from Account Value. Protected Withdrawal Value is used to determine the Highest Daily Annual Income Amount--- which is amount that you can take out annually as a withdrawal for your entire life. Because each of the Protected Withdrawal Value and Highest Daily Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Highest Daily Annual Income Amount remains. You are guaranteed to be able to withdraw the Highest Daily Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals." Excess withdrawals, as discussed below, will reduce your Highest Daily Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Highest Daily Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under TrueIncome--Highest Daily.

 KEY FEATURE--Protected Withdrawal Value

 The Protected Withdrawal Value is used to determine the amount of the annual payments under the Highest Daily Life Income Benefit. The Protected Withdrawal Value initially is equal to the Account Value on the date that you elect TrueIncome--Highest Daily. On each business day thereafter, until the earlier of the first withdrawal or ten years after the date of your election of the benefit, we recalculate the Protected Withdrawal Value. Specifically, on each such business day (the "Current Valuation Day"), the Protected Withdrawal Value is equal to the greater of:

..   the Protected Withdrawal Value for the immediately preceding business day
    (the "Prior Valuation Day"), appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive business days, but more than one calendar day for business days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated credit with respect to the X Series) made on the Current Valuation Day; and
..   the Account Value.

 We cease these daily calculations of the Protected Withdrawal Value when you make your first withdrawal. However, as discussed below, subsequent Purchase Payments (and any associated credits for the X Series only) will increase the amount we guarantee to pay annually under the Highest Daily Life Income Benefit (the "Highest Daily Annual Income Amount"), while "excess" withdrawals (as described below) may decrease the Highest Daily Annual Income Amount.

 KEY FEATURE--Highest Daily Annual Income Amount under TrueIncome--Highest Daily The initial Highest Daily Annual Income Amount is equal to 5% of the Protected Withdrawal Value. Under TrueIncome--Highest Daily, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Highest
 Daily Annual Income Amount ("Excess Income"), your Highest Daily Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A Purchase Payment that you make will increase the then-existing Highest Daily Annual Income Amount by an amount equal to 5% of the Purchase Payment (including, with respect to the X Series, the amount of any associated Credits).

 An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the Highest Quarterly Auto Step-Up feature can result in a larger Highest Daily Annual Income Amount if your Account Value increases subsequent to your first withdrawal. We begin examining the Account Value for purposes of this feature starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary after your first withdrawal, we identify the Account Value on the business days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year;
 (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next business day. We multiply each of those quarterly Account Values by 5%, adjust each such quarterly value for subsequent withdrawals and purchase payments, and then select the highest of those values. If the highest of those values exceeds the existing Highest Daily Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Highest Daily Annual Income Amount intact. In later years (i.e., after the first Annuity anniversary after the first withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Highest Daily Annual Income Amount, the charge for TrueIncome--Highest Daily has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for TrueIncome--Highest Daily upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature.

 TrueIncome--Highest Daily does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Highest Daily Annual Income Amount. Under TrueIncome--Highest Daily, if your cumulative withdrawals in an Annuity Year are less than or equal to the Highest Daily Annual Income Amount, they will not reduce your Highest Daily Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Highest Daily Annual Income Amount on a dollar-for-dollar basis in that Annuity Year.

 If, cumulatively, you withdraw an amount less than the Highest Daily Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Highest Daily Annual Income Amount to subsequent Annuity Years.

 Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the TrueIncome--Highest Daily benefit or any other fees and charges. Assume the following for all three examples:

..   The Issue Date is December 1, 2008
..   On May 2, 2009, the client elects TrueIncome--Highest Daily and takes the first withdrawal under the benefit on the same day.

 Dollar-for-dollar reductions
 On May 2, 2009, the Protected Withdrawal Value is $120,000, resulting in a Highest Daily Annual Income Amount of $6,000 (5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Highest Daily Annual Income Amount for that Annuity Year (up to and including December 1, 2009) is $3,500. This is the result of a dollar-for-dollar reduction of the Highest Daily Annual Income Amount - $6,000 less $2,500 = $3,500.

 Proportional reductions
 Continuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2009 and the Account Value at the time of this withdrawal is $110,000. The first $3,500 of this withdrawal reduces the Highest Daily Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount - $1,500 - reduces the Highest Daily Annual Income Amount in future

 Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each withdrawal would result in another proportional reduction to the Highest Daily Annual income Amount).

 Here is the calculation:

   Account Value before withdrawal                               $110,000.00
   Less amount of "non" excess withdrawal                        $ -3,500.00
   Account Value immediately before excess withdrawal of $1,500  $106,500.00
   Excess withdrawal amount                                      $  1,500.00
   Divided by Account Value immediately before excess withdrawal $106,500.00
   Ratio                                                                1.41%
   Annual Income Amount                                          $  6,000.00
   Less ratio of 1.41%                                           $    -84.51
   Annual Income Amount for future Annuity Years                 $  5,915.49

 Highest Quarterly Step-Up
 On each Annuity Anniversary date, the Highest Daily Annual Income Amount is stepped-up if 5% of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for excess withdrawals and additional Purchase Payments, is higher than the Highest Daily Annual Income Amount, also adjusted for excess withdrawals and additional Purchase Payments.

 Continuing the same example as above, the Highest Daily Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Highest Daily Annual Income Amount will be stepped-up if 5% of the highest quarterly Account Value, adjusted for withdrawals, is higher than $5,915.49. Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on August 6.

                                   Highest Quarterly   Adjusted Highest Daily
                                  Value (adjusted with  Annual Income Amount
                                     withdrawal and      (5% of the Highest
  Date*             Account value Purchase Payments)**    Quarterly Value)
  -----             ------------- --------------------    ----------------
  June 1, 2009       $118,000.00      $118,000.00            $5,900.00
  August 6, 2009     $120,000.00      $112,885.55            $5,644.28
  September 1, 2009  $112,000.00      $112,885.55            $5,644.28
  December 1, 2009   $119,000.00      $119,000.00            $5,950.00


       * In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter--March 1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year.

       ** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Highest Daily Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

  . The Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Highest Daily Annual Income Amount for the Annuity Year), resulting in an adjusted Account Value of $114,500 before the excess withdrawal.
  . This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55.

 The adjusted Highest Daily Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account Value on September 1. Since the June 1 adjusted Highest Daily Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Highest Daily Annual Income Amount is reset to $5,950.00

 In this example, 5% of the December 1 value yields the highest amount of $ 5,950.00. Since this amount is higher than the current year's Highest Daily Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Highest Daily Annual Income Amount for the next Annuity Year, starting on December 2, 2009 and continuing through December 1, 2008, will be stepped-up to $5,950.00.

 BENEFITS UNDER TRUEINCOME--HIGHEST DAILY

..   To the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Highest Daily Annual Income Amount and amounts are still payable under the Highest Daily Life Income Benefit, we will make an additional payment, if any, for that Annuity Year equal to the remaining Highest Daily Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Highest Daily Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Highest Daily Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Highest Daily Annual Income Amount, TrueIncome--Highest Daily terminates, and no additional payments will be made.

..   If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Highest Daily Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

       (1)apply your Account Value to any Annuity option available; or
       (2)request that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Highest Daily Annual Income Amount. We will make payments until the death of the single designated life.

 We must receive your request in a form acceptable to us at our office.

 In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:
 (1) the present value of the future Highest Daily Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
 (2) the Account Value.

..   If no withdrawal was ever taken, we will determine the Protected Withdrawal
    Value and calculate the Highest Daily Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.

 Other Important Considerations

..   Withdrawals under TrueIncome--Highest Daily are subject to all of the terms and conditions of the Annuity, including any CDSC.
..   Withdrawals made while TrueIncome--Highest Daily is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. TrueIncome--Highest Daily does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account
    Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.
..   You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing TrueIncome--Highest Daily. TrueIncome--Highest Daily provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your
    Highest Daily Annual Income Amount in the form of periodic benefit payments.
..   You must allocate your Account Value in accordance with the then available investment option(s) that we may permit in order to elect and maintain TrueIncome--Highest Daily.

 Election of and Designations under the Program
 For TrueIncome--Highest Daily, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity-owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.

 Any change of the Annuitant under the Annuity will result in cancellation of TrueIncome--Highest Daily. Similarly, any change of Owner will result in cancellation of TrueIncome--Highest Daily, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) both the new Owner and previous Owner are entities or (c) the previous Owner is a natural person and the new Owner is an entity.

 TrueIncome--Highest Daily can be elected at the time that you purchase your Annuity. We also offer existing owners (i.e., those who have already acquired their Annuity) the option to elect TrueIncome--Highest Daily after the Issue Date, subject to our eligibility rules and restrictions.

 Currently, if you terminate TrueIncome--Highest Daily, you will (a) not be permitted to re-elect the benefit and (b) will be allowed to elect the TrueIncome--Spousal or the TrueIncome on any anniversary of the Issue Date that is at least 90 calendar days from the date TrueIncome--Highest Daily was terminated. We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective TrueIncome--Highest Daily.

 Termination of the Program
 You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above. We reserve the right to further limit the election frequency in the future. The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity (iii) upon your election to begin receiving annuity payments (iv) upon the death of the designated life (v) if both the Account Value and Highest Daily Annual Income Amount equal zero or (vi) if you fail to meet our requirements for issuing the benefit.

 Upon termination of TrueIncome--Highest Daily, we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the Benefit Fixed Rate Account (as described below) to your variable investment options, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options).

 Asset Transfer Component of TrueIncome--Highest Daily
 As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect TrueIncome--Highest Daily. For purposes of this benefit, we refer to those permitted Sub-accounts as the "Permitted Sub-accounts". A list of the Permitted Sub-accounts appears in a table shown in the subsection of this prospectus entitled "Investment Options." As a requirement of participating in TrueIncome--Highest Daily, we require that you participate in our specialized asset transfer program, under which we may transfer Account Value between the Permitted Sub-accounts and a fixed interest rate account that is part of our general account (the "Benefit Fixed Rate Account"). We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below. The Benefit Fixed Rate Account is available only with this benefit, and thus you may not allocate purchase payments to that Account. The interest rate that we pay with respect to the Benefit Fixed Rate Account is reduced by an amount that corresponds generally to the charge that we assess against your variable sub-accounts for TrueIncome--Highest Daily. The Benefit Fixed Rate Account is not subject to the Investment Company Act of 1940 or the Securities Act of 1933.

 Under the asset transfer component of TrueIncome--Highest Daily, we monitor your Account Value daily and, if necessary, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the Benefit Fixed Rate Account. Any transfer would be made in accordance with a formula, which is set forth in the schedule supplement to the endorsement for this benefit (and also appears in the Appendices to this prospectus). Speaking generally, the formula, which we apply each business day, operates as follows. The formula starts by identifying your Protected Withdrawal Value for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) Highest Daily Annual Income Amount. Then, using our actuarial tables, based on paying you the projected Highest Daily Annual Income Amount each year for the rest of your life, we produce an estimate of the total amount of our obligation. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected Highest Daily Annual Income Amount (and thus your Target Value) would take into account any automatic step-up implemented according to the step-up formula described above. Next, the formula subtracts from the Target Value the amount held within the Benefit Fixed Rate Account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Liability Value that is not offset by amounts held within the Benefit Fixed Rate Account, is called the "Target Ratio" or "r". If the Target Ratio exceeds a certain percentage (currently 83%), it means essentially that too much Target Value is not offset by assets within the Benefit Fixed Rate Account, and therefore we will transfer an amount from your Permitted Sub-accounts to the Benefit Fixed Rate Account. Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the Benefit Fixed Rate Account to the Permitted Sub-accounts would occur.

 As you can glean from the formula, a downturn in the securities markets (i.e., a reduction in the amount held within the Permitted Sub-accounts) may cause us to transfer some of your variable Account Value to the Benefit Fixed Rate Account, because such a reduction will tend to increase the Target Ratio. Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the Benefit Fixed Rate Account. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the Benefit Fixed Rate Account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect TrueIncome--Highest Daily, the ratios we use will be fixed. For newly issued contracts that elect TrueIncome--Highest Daily and existing contracts that elect TrueIncome--Highest Daily, however, we reserve the right to change the ratios.

 Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:

  .   Not make any transfer; or
  . If a portion of your Account Value was previously allocated to the Benefit Fixed Rate Account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options). Amounts taken out of the Benefit Fixed Rate Account will be withdrawn for this purpose on a last-in, first-out basis (an amount renewed into a new guarantee period under the Benefit Fixed Rate Account will be deemed a new investment for purposes of this last-in, first-out rule); or

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  .   Transfer all or a portion of your Account Value in the Permitted
      Sub-accounts pro-rata to the Benefit Fixed Rate Account. The interest that you earn on such transferred amount will be equal to the annual rate that we have set for that day, and we will credit the daily equivalent of that annual interest until the earlier of one year from the date of the transfer or the date that such amount in the Benefit Fixed Rate Account is transferred back to the Permitted Sub-accounts.

 If a significant amount of your Account Value is systematically transferred to the Benefit Fixed Rate Account during periods of market declines or low interest rates, less of your Account Value may be available to participate in the investment experience of the Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your Account Value may be allocated to the Benefit Fixed Rate Account.

 Additional Tax Considerations for Qualified Contracts
 If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA or SEP-IRA, the minimum distribution rules under the Code require that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Highest Daily Annual Income Amount, which will cause us to increase the Highest Daily Annual Income Amount in any Annuity Year that required minimum distributions due from your Annuity that are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as minimum distribution requirements.

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                                 DEATH BENEFIT

 WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
 Each Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

 BASIC DEATH BENEFIT
 Each Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. Each Annuity also offers two different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Allstate Life for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options. In addition, with respect to the X Series, under certain circumstances, your Death Benefit may be reduced by the amount of any Purchase Credits we applied to your Purchase Payments. (See "How are Purchase Credits Applied to My Accounts Value".) The basic Death Benefit is equal to the greater of:

  . The sum of all Purchase Payments (and, for the X series, the amount of any Purchase Credits received more than 12 months prior to death) less the sum of all proportional withdrawals.
  . The sum of your Account Value in the Sub-accounts and the Fixed Rate Options (less the amount of any Purchase Credits applied within 12-months prior to the date of death, in the case of the X Series).

 "Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.

 OPTIONAL DEATH BENEFITS
 Two optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries. Key terms that we use to describe these optional death benefits are set forth within the description of each optional death benefit.

 Currently, these benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. However, with respect to the L Series, if not previously elected, the Combination 5% Roll-up and HAV death benefit may be elected on the fifth Annuity anniversary and each Annuity anniversary thereafter, but not later than the tenth Annuity anniversary. We may, at a later date, allow existing Annuity Owners to purchase an optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ between jurisdictions once approved and if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other Annuity we issue. You may elect one optional Death Benefit. If you elect TrueIncome--Spousal, you are not permitted to elect an optional Death Benefit. With respect to the X Series, under certain circumstances, each Optional Death Benefit that you elect may be reduced by the amount of Purchase Credits applied to your Purchase Payments.

 COMBINATION 5% ROLL-UP AND HIGHEST ANNIVERSARY VALUE ("HAV") DEATH BENEFIT

 If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less. If the Annuity is owned by an entity, the Annuitant must be age 79 or less.

 Certain of the Portfolios offered as Sub-accounts under an Annuity may not be available if you elect the Combination 5% Roll-up and HAV Death Benefit. In addition, we reserve the right to limit the investment options in which you may allocate Account Value if you elect this Death Benefit.

 Calculation of the Combination 5% Roll-up and Highest Anniversary Value Death Benefit
 The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:

       1. the basic Death Benefit described above; and
       2. the Highest Anniversary Value Death Benefit described below, and
       3. 5% Roll-up described below. The calculation of the 5% Roll-up depends on whether death occurs before or after the Death Benefit Target Date.

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       If the Owner dies before the Death Benefit Target Date the 5% Roll up is equal to:

       . all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) increasing at an annual effective interest rate of 5% starting on the date that each Purchase Payment is made and ending on the Owner's date of death;

    MINUS

       . the sum of all withdrawals, dollar for dollar up to 5% of the Death Benefit's value as of the prior Annuity Anniversary (or Issue Date if the withdrawal is in the first contract year). Any withdrawals in excess of the 5% dollar for dollar limit are proportional.

       If the Owner dies on or after the Death Benefit Target Date the 5% Roll-up is equal to:

       . the 5% Roll-up value as of the Death Benefit Target Date increased by total Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series) made after the Death Benefit Target Date;

    MINUS

       . the sum of all withdrawals which reduce the 5% Roll-up proportionally.

 In the case of the X Series, as indicated, the amounts calculated in Items 1, 2 and 3 above (before, on or after the Death Benefit Target Date) may be reduced by any Purchase Credits under certain circumstances. Please refer to the definitions of Death Benefit Target Date below. This Death Benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

 Calculation of Highest Anniversary Value Death Benefit
 The HAV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

       If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the Highest Anniversary Value as of the Owner's date of death.

       If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the Highest Anniversary Value on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X series) less the sum of all proportional withdrawals since the Death Benefit Target Date.

       The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

 The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit is not available if you elect any other optional Death Benefit.

 See Appendix B for examples of how the Combination 5% Roll-up and Highest Anniversary Value Death Benefit is calculated.

 Key Terms Used with the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit:

..   The Death Benefit Target Date for the Highest Anniversary Value Death
    Benefit is the Annuity Anniversary on or after the 80/th/ birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned.

..   The Death Benefit Target Date for the Combination 5% Roll-up and HAV Death
    Benefit is the later of the Annuity Anniversary on or after the 80/th/ birthday of either the current Owner, the older of the joint Owners, or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.

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

..   The Highest Anniversary Value equals the highest of all previous
    "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payments (and associated Purchase Credits received more than 12 months prior to death for the X series) since such anniversary.

..   The Anniversary Value is the Account Value as of each anniversary of the
    Issue Date of an Annuity. The Anniversary Value on the Issue Date is equal to your Purchase Payment (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to date of death in the case of the X Series).

..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value or 5% Roll-up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or 5% Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Anniversary Value ($125,000) by 10% or $12,500.

 HIGHEST DAILY VALUE DEATH BENEFIT ("HDV")

 If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Daily Value Death Benefit is elected. If an Annuity has joint Owners, the older Owner must be age 79 or less. If there are joint Owners, death of the Owner refers to the first to die of the joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.

 If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, that new requirement will apply only to new elections of the benefit, and will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. All subsequent transfers and purchase payments will be subject to the new investment limitations.

 The HDV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

       If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the HDV as of the Owner's date of death.

       If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

       1. the basic Death Benefit described above; and
       2. the HDV on the Death Benefit Target Date plus the sum of all Purchase Payments (including any Purchase Credits applied to such Purchase Payments more than twelve (12) months prior to the date of death in the case of the X Series) less the sum of all proportional withdrawals since the Death Benefit Target Date.

       The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.

 The Highest Daily Value Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The Highest Daily Value Death Benefit is not available if you elect the Combination 5% Roll-up and Highest Anniversary Value Death Benefit or the TrueIncome--Spousal Income Benefit.

 See Appendix B for examples of how the Highest Daily Value Death Benefit is calculated.

 Key Terms Used with the Highest Daily Value Death Benefit:

..   The Death Benefit Target Date for the Highest Daily Value Death Benefit is
    the later of an Annuity anniversary on or after the 80/th/ birthday of the current Owner, or the older of either joint Owner, or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.

..   The Highest Daily Value equals the highest of all previous "Daily Values"
    less proportional withdrawals since such date and plus any Purchase Payments (plus associated Purchase Credits applied more than twelve
    (12) months prior to the date of death in the case of the X Series) since such date.

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

..   The Daily Value is the Account Value as of the end of each Valuation Day.
    The Daily Value on the Issue Date is equal to your Purchase Payment (plus associated Purchase Credits applied more than twelve (12) months prior to the date of death in the case of the X Series).

..   Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Daily Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Daily Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Daily Value ($125,000) by 10% or $12,500.

 Please see Appendix B to this prospectus for a hypothetical example of how the HDV Death Benefit is calculated.

 Annuities with Joint Owners
 For Annuities with joint Owners, the Death Benefits are calculated as shown above except that the age of the older of the joint Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.

 Annuities Owned by Entities
 For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant.

 Can I Terminate the Optional Death Benefits? Do the Optional Death Benefits terminate under other circumstances?
 For the B Series and the X Series, the Combination 5% Roll-up and HAV Death Benefit and the HDV Death Benefit may not be terminated once elected. With respect to the L Series only, (i) if the HDV Death Benefit or Combination 5% Roll-up and HAV Death Benefit is elected on the Issue Date, then you may elect to terminate either benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but if you do terminate you will revert to the base death benefit, and you may not thereafter re-elect either optional benefit and (ii) if you did not elect any optional death benefit on the Issue Date, then you may elect the Combination 5% Roll-up and HAV Death Benefit on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary), but you may not thereafter terminate that election. The optional Death Benefits will terminate automatically on the Annuity Date. We may also terminate any optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

 What are the Charges for the Optional Death Benefits?
 We deduct a charge equal to 0.50% per year of the average daily net assets of the Sub-accounts for each of the Combination 5% Roll-up and HAV Death Benefit and the HDV Death Benefit. We deduct the charge for each of these benefits to compensate Allstate Life for providing increased insurance protection under the optional Death Benefits. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.

 Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

 PAYMENT OF DEATH BENEFITS


 Alternative Death Benefit Payment Options--Annuities owned by Individuals (not associated with Tax-Favored Plans)
 Except in the case of a spousal assumption as described below, upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

 If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.

 In the event of your death before the Annuity Date, the Death Benefit must be distributed:

..   within five (5) years of the date of death; or

..   as a series of payments not extending beyond the life expectancy of the
    Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

 Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option," as a series of annuity payments. Upon our receipt of proof of death, we will send to the beneficiary materials that list these payment options.


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 Alternative Death Benefit Payment Options--Annuities Held by Tax-Favored Plans

 The Code provides for alternative death benefit payment options when an Annuity is used as an IRA or other "qualified investment" that requires Minimum Distributions. Upon the Owner's death under an IRA or other "qualified investment", a Beneficiary may generally elect to continue the Annuity and receive Minimum Distributions under the Annuity instead of receiving the death benefit in a single payment. The available payment options will depend on whether the Owner died on or before the date he or she was required to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.


  . If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (provided such payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

  . If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

  . If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.


 Until withdrawn, amounts in an IRA or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Minimum Distribution rules, are generally subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date Minimum Distributions must begin under the Code.

 The tax consequences to the beneficiary may vary among the different death benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

 Beneficiary Continuation Option

 Instead of receiving the death benefit in a single payment, or under an Annuity Option, a beneficiary may take the death benefit under an alternative death benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefit to Beneficiary" and "Alternative Death Benefit Payment Options--Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is only available for an IRA, Roth IRA, SEP IRA, or a non-qualified Annuity.


 Under the Beneficiary Continuation Option:

..   The Owner's Annuity contract will be continued in the Owner's name, for the benefit of the beneficiary.
..   The beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. For non-qualified and qualified Annuities, the charge is 1.00% per year.
..   The beneficiary will incur an annual maintenance fee equal to the lesser of
    $30 or 2% of Account Value if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
..   The initial Account Value will be equal to any death benefit (including any optional death benefit) that would have been payable to the beneficiary if they had taken a lump sum distribution.

..   The available Sub-accounts will be among those available to the Owner at the time of death; however certain Sub-Accounts may not be available.

..   The beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
..   No Fixed Allocations or fixed interest rate options will be offered.

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

..   No additional Purchase Payments can be applied to the Annuity.
..   The basic death benefit and any optional benefits elected by the Owner will no longer apply to the beneficiary.
..   The beneficiary can request a withdrawal of all or a portion of the Account
    Value at any time without application of any applicable CDSC.
..   Upon the death of the beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the beneficiary, unless the beneficiary named a successor who may continue receiving payments.


 Currently all Investment Options corresponding to Portfolios of the Advanced Series Trust are available under the Beneficiary Continuation Option.


 Your Beneficiary will be provided with a prospectus and settlement option that will describe this option at the time he or she elects this option. We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a beneficiary under the Beneficiary Continuation Option.


 Spousal Beneficiary--Assumption of Annuity
 You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary designation. Unless you elect an alternative Beneficiary designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.


 ARE THERE ANY EXCEPTIONS TO THESE RULES FOR PAYING THE DEATH BENEFIT?
 Yes, there are exceptions that apply no matter how your Death Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

 WHEN DO YOU DETERMINE THE DEATH BENEFIT?
 We determine the amount of the Death Benefit as of the date we receive "due proof of death", any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to an eligible annuity payment option.

 Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

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

                            VALUING YOUR INVESTMENT

 HOW IS MY ACCOUNT VALUE DETERMINED?
 During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation and for each Fixed Rate Option. The Account Value is the sum of the values of each Sub-account allocation and the value of each Fixed Rate Option. The Account Value does not reflect any CDSC that may apply to a withdrawal or surrender. With respect to the X Series, the Account Value includes any Purchase Credits we applied to your Purchase Payments which we are entitled to recover under certain circumstances.

 WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
 The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.

 HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?

 When you allocate Account Value to a Sub-account, you are purchasing units of the Sub-account. Each Sub-account invests exclusively in shares of a Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled "What Happens to My Units When There is a Change in Daily Asset-Based Charges?" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.


 Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

 EXAMPLE
 Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

 WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
 Allstate Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-Valuation Day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.


 There may be circumstances where the NYSE is open, but, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.


 The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.

 Allstate Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

  .   trading on the NYSE is restricted;

  . an emergency exists making redemption or valuation of securities held in the Separate Account impractical; or

  . the SEC, by order, permits the suspension or postponement for the protection of security holders.

 Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two (2) Valuation Days. With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period.


 Additional Purchase Payments: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our office with satisfactory allocation instructions.

 Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under section 72(q) or 72(t) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

 Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

 Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.

 Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the Combination 5% Roll-up and Highest Anniversary Value Death Benefit and the Highest Daily Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).

                              TAX CONSIDERATIONS

 The tax considerations associated with each Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.

 Each Annuity may also be purchased as a non-qualified annuity by a trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 CONTRACTS OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT
 PLANS)

 TAXES PAYABLE BY YOU
 We believe each Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.


 Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract owner.


 It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits. If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".

 TAXES ON WITHDRAWALS AND SURRENDER

 If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Payments received in excess of all gain in the contract will be treated as a nontaxable return of Purchase Payments. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefit programs or as a systematic payment are taxed under these rules.


 If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal.

 If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

 TAXES ON ANNUITY PAYMENTS
 A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.


 After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.


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

 TAX PENALTY ON WITHDRAWALS AND ANNUITY PAYMENTS
 Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:

..   the amount is paid on or after you reach age 59 1/2 or die;

..   the amount received is attributable to your becoming disabled;

..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or

..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

 SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035
 Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)

 Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from an annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

 TAXES PAYABLE BY BENEFICIARIES
 The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate.

 Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

 Tax consequences to the beneficiary vary among the Death Benefit payment options.

..   Choice 1: the beneficiary is taxed on earnings in the contract.

..   Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).

..   Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of premiums).

 Considerations for Contingent Annuitants: The designation of a Contingent Annuitant is generally not permitted on an Annuity held by an entity. Under the Code, if the annuitant is changed on a non-qualified Annuity held by an entity, that change is treated as the death of the Annuitant and triggers the requirement for distribution of death benefits.

 REPORTING AND WITHHOLDING ON DISTRIBUTIONS
 Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. Note: If we do not have your correct taxpayer identification number, you may not elect out of withholding and withholding on periodic payments must be computed as if you were a single taxpayer with no exemptions.

 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different

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

 withholding rate may be applicable to a non-resident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans (for example, an IRA).

 Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

 ANNUITY QUALIFICATION

 Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of each Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the portfolios underlying the variable investment options of the Annuities meet these diversification requirements.

 An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We reserve the right to take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated.

 Please refer to the Statement of Additional Information for further information on these Diversification and Investor Control issues. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

 Required Distributions Upon Your Death for Annuities Owned by Individuals (Not Associated with Tax-Favored Plans). Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.


 If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.


 If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of such designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life or a period exceeding five years.


 If an Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.

 Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.

 ADDITIONAL INFORMATION
 You should refer to the Statement of Additional Information if:

..   The contract is held by a corporation or other entity instead of by an individual or as agent for an individual.

..   Your contract was issued in exchange for a contract containing Purchase
    Payments made before August 14, 1982.

..   You transfer your contract to, or designate, a beneficiary who is either
    37 1/2 years younger than you or a grandchild.

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

 CONTRACTS HELD BY TAX-FAVORED PLANS

 The following discussion covers annuity contracts held under tax-favored retirement plans. An Annuity may not be purchased or owned by a 401(a) trust or plan, a 403(b) plan, a 457 plan, a SIMPLE IRA or a SARSEP. The non-spousal beneficiary of any tax-favored retirement plan may not use the death benefit from that plan to purchase an Annuity as an IRA.


 Currently, an Annuity may be purchased for use in connection with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a) and 408(b) of the Code and Roth IRAs under Section 408A of the Code. This description assumes that you have satisfied the requirements for eligibility for these products.

 Each Annuity may also be purchased as a non-qualified annuity by a trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

 You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

 TYPES OF TAX-FAVORED PLANS
 IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free-look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

 Contributions Limits/Rollovers. Because of the way each Annuity is designed, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, as a current contribution for Series B, or if you are age 50 or older, by making a single contribution consisting of your IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 for Series X and L. In 2006 the contribution limit is $4,000; increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

 The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if after-tax contributions from a 401(a) plan, 403(b) annuity or 457 governmental plan are rolled over to an IRA, they may not subsequently be rolled over to a 401(a) plan, 403(b) annuity or 457 governmental plan.

 Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

..   You, as owner of the contract, must be the "annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);
..   Your rights as owner are non-forfeitable;
..   You cannot sell, assign or pledge the contract;
..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
..   The date on which required minimum distributions must begin cannot be later than April 1/st/ of the calendar year after the calendar year you turn age 70 1/2; and
..   Death and annuity payments must meet "minimum distribution requirements"
    described below.

 Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a roll-over is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..   A 10% "early distribution penalty" described below;
..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
..   Failure to take a minimum distribution also described below.

 SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:


..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $45,000 in 2007 ($44,000 in 2006) or (b) 25% of your taxable compensation paid by the contributing


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


   employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2007, this limit is $225,000 ($220,000 for 2006);


..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs.

 You will also be provided the same information, and have the same "free-look" period, as you would have if you purchased the contract for a standard IRA.

 ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

  .   Contributions to a Roth IRA cannot be deducted from your gross income;

  . "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and
      (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

  . If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.


 Because of the way each Annuity is designed, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA for Series B with a current contribution or, for Series X and L, if you are age 50 or older by making a single contribution consisting of your Roth IRA contributions and catch-up contributions attributable to the prior year and the current year during the period from January 1 to April 15 of the current year. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from a Qualified plan can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, as of January 1, 2006, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular or conversion contributions to a Roth IRA. If you are considering rolling over funds from your Roth account under an employer plan, please contact your Financial Professional prior to purchase to confirm whether such rollovers are being accepted.

 REQUIRED MINIMUM DISTRIBUTION REQUIREMENTS AND PAYMENT OPTION

 If you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

 Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.

 You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.

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 Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one Roth IRA from the same owner, similar rules apply.


 Required Distributions Upon Your Death for Qualified Contracts Held by Tax-Favored Plans
 Upon your death under an IRA or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were required to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.

..   If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated beneficiary (as long as payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
..   If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.
..   If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect.
    For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.

 A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules. Until withdrawn, amounts in an IRA or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation. For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.


 PENALTY FOR EARLY WITHDRAWALS
 You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, or Roth IRA before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your being disabled; or
..   generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

 WITHHOLDING
 Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and
..   For all other distributions, we will withhold at a 10% rate.

 We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements. Note: If we do not have your correct taxpayer identification number, you may not elect out of withholding and withholding on periodic payments must be computed as if you were a single taxpayer with no exemptions.

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 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country.


 ERISA REQUIREMENTS

 ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

 Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus.

 Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.

 Please consult your tax advisor if you have any additional questions.

 ADDITIONAL INFORMATION
 For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

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                              GENERAL INFORMATION

 HOW WILL I RECEIVE STATEMENTS AND REPORTS?
 We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.accessallstate.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, such as the Annual Maintenance Fee, Systematic Withdrawals (including 72(q) and 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June 30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

 WHAT IS ALLSTATE LIFE?
 Allstate Life is the issuer of the Annuities. Allstate Life was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation. Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. We intend to offer the Annuities in those jurisdictions in which we are licensed. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

 On June 1, 2006, Allstate Life entered into an agreement ("the Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America ("PICA") pursuant to which Allstate Life sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate Life and PICA also entered into an administrative services agreement pursuant to which PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities will not be changed by these transactions and agreements. None of the transactions or agreements will change the fact that we are primarily liable to you under your Annuity.

 WHAT IS THE SEPARATE ACCOUNT?
 Allstate Life established the Allstate Financial Advisors Separate Account I in 1999. We have registered the Separate Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Separate Account or Allstate Life. We own the assets of the Separate Account. The Separate Account is a segregated asset account under Illinois law. That means we account for the Separate Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Separate Account that are in excess of the reserves and other Annuity liabilities with respect to the Separate Account are subject to liabilities relating to our other operations. Our obligations arising under the Annuities are general corporate obligations of Allstate Life. The Separate Account consists of multiple Sub-accounts, each of which invests in a corresponding Portfolio. We may add new Sub-accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Separate Account, its Sub-accounts or the Portfolios. We may use the Separate Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Separate Account.


 WHAT IS THE LEGAL STRUCTURE OF THE PORTFOLIOS?
 Each Portfolio is registered as an open-end management investment company under the Investment Company Act. Shares of the Portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.


 VOTING RIGHTS
 We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If a Portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of

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 such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose Portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

 American Skandia Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, American Skandia Investment Services, Incorporated ("ASISI") and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by ASISI, Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of Portfolios other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other Portfolios in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.


 MATERIAL CONFLICTS

 It is possible that differences may occur between companies that offer shares of a Portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of a Portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.


 SERVICE FEES

 Allstate Life has entered into an agreement with the Advanced Series Trust, which provides the Portfolios available within this Annuity. Under the terms of the agreement, Allstate Life, or its designee, may provide administrative and/or support services to the Portfolios for which it receives a fee of up to 0.10% annually of the average assets allocated to the Portfolios. In addition, under the terms of the reinsurance agreement between Allstate Life and The Prudential Insurance Company of America (PICA) (see "What Is Allstate Life"), the fee is payable to PICA from Allstate Life. PICA and the Advanced Series Trust are affiliates.

 PICA or its affiliates have entered into agreements with the investment managers of the Advanced Series Trust where PICA or its affiliates may provide administrative and/or support services to the Advanced Series Trust for which a fee or reimbursement is payable.

 In addition, an investment adviser, sub-adviser or distributor of the Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser's, sub-adviser's or distributor's participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributors, and the amounts of such payments may vary between and among each adviser, sub-adviser, and distributor depending on their respective participation.


 WHO DISTRIBUTES ANNUITIES OFFERED BY ALLSTATE LIFE?
 Allstate Distributors, L.L.C. ("Allstate Distributors"), located at 3100 Sanders Road, Northbrook, IL 60062, is the principal underwriter and distributor of the Annuities. Allstate Distributors is a wholly owned subsidiary of Allstate Life. Allstate Distributors is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

 Allstate Distributors does not sell Annuities directly to purchasers. Allstate Distributors enters into selling agreements with affiliated and unaffiliated broker-dealers and banks to sell the Annuities through their registered representatives. The broker-dealers

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 are registered with the SEC and are NASD member firms. Their registered representatives are also licensed as insurance agents by applicable state insurance authorities and appointed as agents of Allstate Life in order to sell the Annuities. Annuities also may be sold by representatives or employees of banks that may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

 We will pay commissions to broker-dealers and banks which sell the Annuities. Commissions paid vary, but we may pay up to a maximum sales commission of 6.5% of total purchase payments. In addition, we may pay ongoing annual compensation of up to 1.15% of Account Value. Individual representatives receive a portion of compensation paid to the broker-dealer or bank with which they are associated in accordance with the broker-dealer's or bank's practices. We estimate that commissions and annual compensation, when combined, will not exceed 8.5% of total purchase payments. However, commissions and annual compensation could exceed that amount because ongoing annual compensation is related to Account Value and the number of years the Annuity is held.

 From time to time, we pay asset-based compensation and/or marketing allowances to banks and broker-dealers. These payments vary among individual banks and broker dealers, and the asset-based payments may be up to 0.25% of Account Value annually. These payments are intended to contribute to the promotion and marketing of the Annuities, and they vary among banks and broker-dealers. The marketing and distribution support services include but are not limited to:
 (1) placement of the Annuities on a list of preferred or recommended products in the bank's or broker-dealer's distribution system; (2) sales promotions with regard to the Annuities; (3) participation in sales conferences; and
 (4) helping to defray the costs of sales conferences and educational seminars for the bank or broker-dealer's registered representatives. A list of broker-dealers and banks that Allstate Distributors paid pursuant to such arrangements is provided in the Statement of Additional Information, which is available upon request. For a free copy, please write or call us at the address or telephone number listed on the front page of this prospectus, or go to the SEC's Web site (http://www.sec.gov).

 To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. We may not offer the arrangements to all broker-dealers and banks and the terms of the arrangement may differ among broker-dealers and banks.

 Individual registered representatives, broker-dealers, banks, and branch managers within some broker-dealers and banks participating in one of these compensation arrangements may receive greater compensation for selling the contract than for selling a different contact that is not eligible for the compensation arrangement. While we take the compensation into account when establishing contract charges, any such compensation will be paid by us or Allstate Distributors and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply to the sale of the Annuity.

 Allstate Life does not pay Allstate Distributors a commission for distribution of the Annuities. Allstate Distributors compensates its representatives who act as wholesalers, and their sales management personnel, for Annuity sales. This compensation is based on a percentage of premium payments and/or a percentage of Account Values. The underwriting agreement with Allstate Distributors provides that we will reimburse Allstate Distributors for expenses incurred in distributing the Annuities, including any liability to Annuity owners arising out of services rendered or Annuities issued.

 Further information about the firms that are part of these compensation arrangements appears in the Statement of Additional Information, which is available without charge upon request.

 ADMINISTRATION
 We have primary responsibility for all administration of the Annuities and the Separate Account. We entered into an administrative services agreement with The Prudential Insurance Company of America ("PICA") on June 1, 2006 whereby, after a transition period that may last up to two years, PICA or an affiliate will provide administrative services to the Separate Account and the Annuities on our behalf.

 We provide the following administrative services, among others:

..   issuance of the Annuities;

..   maintenance of Annuity owner records;

..   Annuity owner services;

..   calculation of unit values;

..   maintenance of the Separate Account; and

..   preparation of Annuity owner reports.

 We will send you Annuity statements at least annually. We will also send you transaction confirmations. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy.

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 You should contact us promptly if you have a question about a periodic statement or a confirmation. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error. We will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

 FINANCIAL STATEMENTS
 The financial statements of the Separate Account and Allstate Life are included in the Statement of Additional Information.

 HOW TO CONTACT US
 You can contact us by:

..   calling our Customer Service Team at 1-866-695-2647 during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday,

..   writing to us via regular mail at Annuity Service Center, P.O. Box 70179,
    Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

..   accessing information about your Annuity through our Internet Website at
    www.accessallstate.com.

 You can obtain account information by calling our automated response system and at www.accessallstate.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.accessallstate.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

 Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

 Allstate Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Allstate Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

 LEGAL MATTERS
 All matters of Illinois law pertaining to the Annuities, including the validity of the Annuities and Allstate Life's right to issue such Annuities under Illinois law, have been passed upon by Michael J. Velotta, General Counsel of Allstate Life.

 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
 The following are the contents of the Statement of Additional Information:

..   Additions, Deletions or Substitutions of Investments

..   The Annuities

..   Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)

..   Company

..   Principal Underwriter

..   Distribution

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..   Allocation of Initial Purchase Payment

..   Determination of Accumulation Unit Values

..   General Matters

..   Federal Tax Status

..   Experts

..   Financial Statements

..   Separate Account Financial Information

..   Company Financial Information

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                     APPENDIX A - ACCUMULATION UNIT VALUES

 As we have indicated throughout this prospectus, each Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each combination of such contract features. Here we depict the historical unit values corresponding to the contract features bearing the highest and lowest combinations of asset-based charges. The remaining unit values appear in the Statement of Additional Information, which you may obtain free of charge, by calling 1-866-695-2647 or by writing to us at the Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. As discussed in the prospectus, if you select certain optional benefits, we limit the investment options to which you may allocate your Account Value. In certain of these accumulation unit value tables, we set forth accumulation unit values that assume election of one or more of such optional benefits and allocation of Account Value to portfolios that currently are not permitted as part of such optional benefits. Such unit values are set forth for general reference purposes only, and are not intended to indicate that such portfolios may be acquired along with those optional benefits.

 There is no information shown for the accumulation unit values of the Sub-accounts because, as of December 31, 2006, the Sub-accounts had not yet commenced operations.

       APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU


 Allstate Life Insurance Company offers several deferred variable annuity products. Each Annuity has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your Annuity was sold. You can verify which of these Annuities is available to you by speaking to your Financial Professional or calling 1-866-695-2647.

 The different features and benefits may include variations on your ability to access funds in your annuity without the imposition of a withdrawal charge as well as different ongoing fees and charges you pay to stay in the contract. Additionally, differences may exist on various optional benefits such as guaranteed living benefits or Death Benefit protection.

 Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:
..   Your age;
..   The amount of your investment and any planned future deposits into the annuity;
..   How long you intend to hold the annuity (also referred to as investment time horizon);
..   Your desire to make withdrawals from the annuity;
..   Your investment return objectives;
..   The effect of optional benefits that may be elected, and
..   Your desire to minimize costs and/or maximize return associated with the annuity.

 The following chart outlines some of the different features for the X Series, L Series, and B Series. The availability of optional features, such as those noted in the chart, may increase the cost of the contract. Therefore you should carefully consider which features you plan to use when selecting your annuity. You should also consider the investment objectives, risks, charges and expenses of an investment carefully before investing.

 In addition, the hypothetical illustrations below reflect the Account Value and surrender value of each variable annuity over a variety of holding periods. These charts are meant to reflect how your annuities can grow or decrease depending on market conditions and the comparable value of each of the annuities (which reflects the charges associated with the annuities) under the assumptions noted.

 Your registered Financial Professional can provide you with the prospectus for the Annuities, and can guide you to Selecting the Variable Annuity That's Right for You.

 ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY SERIES COMPARISON

 Below is a summary of the Allstate RetirementAccess Variable Annuity X Series, L Series, and B Series. You should consider the investment objectives, risks, charges and expenses of an investment in any Annuity carefully before investing. This prospectus for the Annuities, as well as the Portfolio prospectuses, contain this and other information about the variable annuities and underlying investment options. Your registered Financial Professional can provide you with the prospectuses for the Portfolios and can help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectuses carefully before investing.

-------------------------------------------------------------------------------------------------------------
                                     X SERIES                     L SERIES                  B SERIES
-------------------------------------------------------------------------------------------------------------
Minimum Investment             $10,000                    $10,000                   $1,000
-------------------------------------------------------------------------------------------------------------
Maximum Issue Age              75                         85                        85
-------------------------------------------------------------------------------------------------------------
Contingent Deferred Sales      9 Years (based on date of  4 Years (based on date of 7 Years (based on date of
 Charge                        each purchase payment)     each purchase payment)    each purchase payment)
                               (9%, 8.5%, 8%, 7%, 6%,     (7%, 7%, 6%, 5%)          (7%, 6%, 5%, 4%, 3%,
                               5%, 4%, 3%, 2%)                                      2%, 1%)
-------------------------------------------------------------------------------------------------------------
Insurance Charge               1.55%                      1.50%                     1.15%
-------------------------------------------------------------------------------------------------------------
Annual Maintenance Fee         Lesser of $35 or 2% of     Lesser of $35 or 2% of    Lesser of $35 or 2% of
                               Account Value              Account Value             Account Value
-------------------------------------------------------------------------------------------------------------
Purchase Credit                For purchase payments      No                        No
                               made up to and including
                               age 80, 5%, regardless of
                               the purchase payment
                               amount.

                               For purchase payments
                               made between ages 81-
                               85, 3%, regardless of the
                               purchase payment
                               amount.

                               Recaptured on (i) free-
                               look, or (ii) death or
                               medically-related
                               surrender occurring
                               within 12 months after
                               the date the credit is
                               applied.
-------------------------------------------------------------------------------------------------------------
Longevity Credit               0.40% of the sum of all    No                        No
                               purchase payments that
                               have been in the Annuity
                               for more than 9 years
                               less the cumulative
                               amount of withdrawals
                               made (including CDSC)
                               through the end of the
                               period applied annually
                               beginning on the 10/th/
                               Annuity Anniversary.
-------------------------------------------------------------------------------------------------------------
Fixed Rate Option              Currently offering         Currently offering        Currently offering
                               duration of 1 year only.   duration of 1 year only.  duration of 1 year only.
-------------------------------------------------------------------------------------------------------------
Variable Investment Options    Advanced Series Trust      Advanced Series Trust     Advanced Series Trust
-------------------------------------------------------------------------------------------------------------
Basic Death Benefit            The greater of: purchase   The greater of: purchase  The greater of: purchase
                               payments minus             payments minus            payments minus
                               proportional               proportional              proportional
                               withdrawals; and           withdrawals; and          withdrawals; and
                               unadjusted Account         unadjusted Account        unadjusted Account
                               Value, less an amount      Value                     Value
                               equal to all credits
                               applied within 12 months
                               prior to the date of death
-------------------------------------------------------------------------------------------------------------
Optional Death Benefits        Highest Daily Value        HDV/Combo 5%              HDV/Combo 5%
(for an additional cost)       (HDV)/ Combo 5%            Roll-up/HAV               Roll-up/HAV
                               Roll-up/Highest
                               Anniversary Value
                               (HAV)
-------------------------------------------------------------------------------------------------------------
Living Benefits                Guaranteed Minimum         Guaranteed Minimum        Guaranteed Minimum
(for an additional cost)       Income Benefit (GMIB)/     Income Benefit (GMIB)/    Income Benefit (GMIB)/
                               TrueIncome/                TrueIncome/               TrueIncome/
                               TrueIncome--Spousal/       TrueIncome--Spousal/      TrueIncome--Spousal/
                               TrueIncome--Highest        TrueIncome--Highest       TrueIncome--Highest
                               Daily                      Daily                     Daily

 HYPOTHETICAL ILLUSTRATION

 The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a result of full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:
..   An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% respectively.
..   No subsequent deposits or withdrawals are made from the Annuity.

..   The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the Portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows:
    -- 1.02% based on the fees and expenses of the Portfolios as of December 31, 2006. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all of the portfolios and then dividing by the number of Portfolios. For purposes of the illustrations, we do not reflect any expense reimbursements or expense waivers that might apply and are described in the prospectus fee table.

    -- The Separate Account level charges refer to the Insurance Charge.
..   The Annuity Value and Surrender Value are further reduced by the annual maintenance fee. For the X Series, the Annuity Value and Surrender Value also reflect the addition of any applicable Purchase Credits and Longevity Credits.


 The Account Value assumes no surrender, while the Surrender Value assumes a 100% surrender two days prior to the anniversary of the Issue Date of the Annuity ("Annuity Anniversary"), therefore reflecting the withdrawal charge applicable to that Annuity year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the withdrawal charge applicable to the next Annuity year, which usually is lower. The surrender charge is calculated based on the date that the Purchase Payment was made and for purposes of these illustrations, we assume that a single purchase payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide you with a personalized illustration upon request). Shaded cells represent the Annuity with the highest customer Surrender Value for the Annuity Year. Multiple shaded cells represent a tie between two or more annuities. The L Series annuity, in light of its contingent deferred sales charges and insurance charge, and the fact that (unlike the X Series) it does not offer a Purchase Credit, has the highest surrender value of the three Annuities only in year five. Thus, with regard to surrender value alone, either the B Series or the X Series will provide higher surrender values in years other than year 5 in the 6% illustration. On the other hand, the L Series offers more flexibility with regard to the optional death benefits than the B Series and X Series. For the B Series and the X Series, the combination 5% Roll-up and the HDV Death Benefit may not be terminated once elected. In contrast, as detailed in the prospectus, the L Series permits the first-time election of certain optional death benefits, and the termination of certain optional death benefits, on the fifth Annuity anniversary and each Annuity anniversary thereafter (but not later than the tenth Annuity anniversary). Please note, however, that the optional death benefits are not available with TrueIncome--Spousal on any annuity, so unless you elect to terminate the TrueIncome--Spousal benefit on the L Series at the time you choose to elect an optional death benefit, the optional death benefits will not be permitted. Please also note that the optional death benefits may not be available in certain states.

 0% GROSS RATE OF RETURN


               -----------------------------------------------------
                    L SHARE           B SHARE           X SHARE
               -----------------------------------------------------
               -----------------------------------------------------
                 NET               NET               NET
           -    RATE=   -2.50%    RATE=   -2.14%    RATE=   -2.52%
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ----
           ---------------------------------------------------------
           1   97,534   90,534   97,871   90,871   102,360  93,360
           ---------------------------------------------------------
           ---------------------------------------------------------
           2   95,088   89,088   95,747   89,747    99,780  91,280
           ---------------------------------------------------------
           ---------------------------------------------------------
           3   92,703   87,703   93,668   88,668    97,231  89,231
           ---------------------------------------------------------
           ---------------------------------------------------------
           4   90,376   86,376   91,634   87,634    94,746  87,746
           ---------------------------------------------------------
           ---------------------------------------------------------
           5   88,107   88,107   89,643   86,643    92,323  86,323
           ---------------------------------------------------------
           ---------------------------------------------------------
           6   85,895   85,895   87,695   85,695    89,962  84,962
           ---------------------------------------------------------
           ---------------------------------------------------------
           7   83,737   83,737   85,788   84,788    87,660  83,660
           ---------------------------------------------------------
           ---------------------------------------------------------
           8   81,632   81,632   83,922   83,922    85,416  82,416
           ---------------------------------------------------------
           ---------------------------------------------------------
           9   79,579   79,579   82,096   82,096    83,229  81,229
           ---------------------------------------------------------
           ---------------------------------------------------------
           10  77,577   77,577   80,308   80,308    81,487  81,487
           ---------------------------------------------------------
           ---------------------------------------------------------
           11  75,625   75,625   78,559   78,559    79,789  79,789
           ---------------------------------------------------------
           ---------------------------------------------------------
           12  73,721   73,721   76,848   76,848    78,133  78,133
           ---------------------------------------------------------
           ---------------------------------------------------------
           13  71,864   71,864   75,173   75,173    76,520  76,520
           ---------------------------------------------------------
           ---------------------------------------------------------
           14  70,053   70,053   73,533   73,533    74,947  74,947
           ---------------------------------------------------------
           ---------------------------------------------------------
           15  68,286   68,286   71,929   71,929    73,413  73,413
           ---------------------------------------------------------
           ---------------------------------------------------------
           16  66,564   66,564   70,359   70,359    71,919  71,919
           ---------------------------------------------------------
           ---------------------------------------------------------
           17  64,884   64,884   68,822   68,822    70,462  70,462
           ---------------------------------------------------------
           ---------------------------------------------------------
           18  63,245   63,245   67,319   67,319    69,041  69,041
           ---------------------------------------------------------
           ---------------------------------------------------------
           19  61,647   61,647   65,847   65,847    67,657  67,657
           ---------------------------------------------------------
           ---------------------------------------------------------
           20  60,089   60,089   64,407   64,407    66,307  66,307
           ---------------------------------------------------------
           ---------------------------------------------------------
           21  58,569   58,569   62,997   62,997    64,992  64,992
           ---------------------------------------------------------
           ---------------------------------------------------------
           22  57,086   57,086   61,618   61,618    63,709  63,709
           ---------------------------------------------------------
           ---------------------------------------------------------
           23  55,641   55,641   60,268   60,268    62,459  62,459
           ---------------------------------------------------------
           ---------------------------------------------------------
           24  54,231   54,231   58,947   58,947    61,240  61,240
           ---------------------------------------------------------
           ---------------------------------------------------------
           25  52,856   52,856   57,654   57,654    60,053  60,053
           ---------------------------------------------------------
           ---------------------------------------------------------
           26  51,515   51,515   56,389   56,389    58,895  58,895
           ---------------------------------------------------------
           ---------------------------------------------------------
           27  50,207   50,207   55,150   55,150    57,766  57,766
           ---------------------------------------------------------
           ---------------------------------------------------------
           28  48,931   48,931   53,939   53,939    56,666  56,666
           ---------------------------------------------------------
           ---------------------------------------------------------
           29  47,687   47,687   52,753   52,753    55,593  55,593
           ---------------------------------------------------------
           ---------------------------------------------------------
           30  46,474   46,474   51,592   51,592    54,547  54,547
           ---------------------------------------------------------


 Assumptions:

 a. $100,000 initial investment


 b. Fund Expenses = 1.02%


 c. No optional death benefits or living benefits elected

 d. Surrender value assumes surrender 2 days prior to contract anniversary

 6% GROSS RATE OF RETURN


               -----------------------------------------------------
           -        L SHARE           B SHARE           X SHARE
               -----------------------------------------------------
                 NET               NET               NET
           -    RATE=    3.35%    RATE=    3.74%    RATE=    3.33%
           ---------------------------------------------------------
               ANNUITY SURRENDER ANNUITY SURRENDER ANNUITY SURRENDER
           YR   VALUE    VALUE    VALUE    VALUE    VALUE    VALUE
           ----
           ---------------------------------------------------------
           1   103,370   96,370  103,726   96,726  108,485   99,485
           ----
           ---------------------------------------------------------
           2   106,862  100,862  107,602  101,602  112,095  103,595
           ----
           ---------------------------------------------------------
           3   110,473  105,473  111,623  106,623  115,826  107,826
           ----
           ---------------------------------------------------------
           4   114,206  110,206  115,794  111,794  119,680  112,680
           ----
           ---------------------------------------------------------
           5   118,065  118,065  120,121  117,121  123,663  117,663
           ----
           ---------------------------------------------------------
           6   122,054  122,054  124,609  122,609  127,779  122,779
           ----
           ---------------------------------------------------------
           7   126,178  126,178  129,266  128,266  132,031  128,031
           ----
           ---------------------------------------------------------
           8   130,442  130,442  134,096  134,096  136,426  133,426
           ----
           ---------------------------------------------------------
           9   134,849  134,849  139,106  139,106  140,966  138,966
           ----
           ---------------------------------------------------------
           10  139,406  139,406  144,304  144,304  146,071  146,071
           ----
           ---------------------------------------------------------
           11  144,116  144,116  149,697  149,697  151,345  151,345
           ----
           ---------------------------------------------------------
           12  148,986  148,986  155,290  155,290  156,795  156,795
           ----
           ---------------------------------------------------------
           13  154,020  154,020  161,093  161,093  162,427  162,427
           ----
           ---------------------------------------------------------
           14  159,224  159,224  167,113  167,113  168,246  168,246
           ----
           ---------------------------------------------------------
           15  164,604  164,604  173,357  173,357  174,258  174,258
           ----
           ---------------------------------------------------------
           16  170,166  170,166  179,835  179,835  180,471  180,471
           ----
           ---------------------------------------------------------
           17  175,916  175,916  186,555  186,555  186,890  186,890
           ----
           ---------------------------------------------------------
           18  181,860  181,860  193,526  193,526  193,523  193,523
           ----
           ---------------------------------------------------------
           19  188,005  188,005  200,757  200,757  200,377  200,377
           ----
           ---------------------------------------------------------
           20  194,358  194,358  208,259  208,259  207,459  207,459
           ----
           ---------------------------------------------------------
           21  200,925  200,925  216,041  216,041  214,776  214,776
           ----
           ---------------------------------------------------------
           22  207,714  207,714  224,113  224,113  222,338  222,338
           ----
           ---------------------------------------------------------
           23  214,733  214,733  232,488  232,488  230,150  230,150
           ----
           ---------------------------------------------------------
           24  221,988  221,988  241,175  241,175  238,223  238,223
           ----
           ---------------------------------------------------------
           25  229,489  229,489  250,187  250,187  246,564  246,564
           ----
           ---------------------------------------------------------
           26  237,244  237,244  259,536  259,536  255,183  255,183
           ----
           ---------------------------------------------------------
           27  245,260  245,260  269,234  269,234  264,089  264,089
           ----
           ---------------------------------------------------------
           28  253,547  253,547  279,294  279,294  273,292  273,292
           ----
           ---------------------------------------------------------
           29  262,114  262,114  289,730  289,730  282,800  282,800
           ----
               -----------------------------------------------------
           30  270,971  270,971  300,557  300,557  292,625  292,625
           ---------------------------------------------------------


 Assumptions:

 a. $100,000 initial investment


 b. Fund Expenses = 1.02%


 c. No optional death benefits or living benefits elected

 d. Surrender value assumes surrender 2 days prior to contract anniversary

 In addition, the following charts indicate the days (measured from the Issue
 Date) in which each annuity product would have the highest Surrender Value amongst the products listed given the above assumptions.

 0% GROSS RATE OF RETURN


-------------------------------------------------------------------------------------------------------
                               Total Days in             Years from the           Days within the
                              which Product's         Issue Date in which       period in which the
                             Surrender Value is      the Surrender Value is      Surrender Value is
Product Name                      highest                   highest                   highest
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
L Series                            730                        4                        1460
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                     1461-1825
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               6                     1826-2189
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
B Series                           1,095                       6                        2190
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               7                     2191-2555
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                     2556-2920
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     2921-3284
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
X Series                           9,125                      1-4                      1-1459
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                        3285
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             10-30                   3286-3650
-------------------------------------------------------------------------------------------------------


 6% GROSS RATE OF RETURN


-------------------------------------------------------------------------------------------------------
                               Total Days in             Years from the           Days within the
                              which Product's         Issue Date in which       period in which the
                             Surrender Value is      the Surrender Value is      Surrender Value is
Product Name                      highest                   highest                   highest
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
L Series                            365                        4                        1460
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                     1461-1824
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
B Series                           4,868                       7                     2346-2555
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                     2556-2919
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     3178-3284
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               18                    6568-6570
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               19                    6759-6935
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             20-30                   6944-10950
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
X Series                           5,717                      1-3                      1-1095
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               4                     1096-1459
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               5                        1825
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               6                     1826-2190
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               7                     2191-2345
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               8                        2920
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               9                     2921-3178
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                             10-18                   3286-6567
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               19                    6571-6758
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                               20                    6936-6943
-------------------------------------------------------------------------------------------------------


 Days listed assume 365 days per year and do not account for Leap Years.
 *  Annual maintenance fee is waived for Account Values of $100,000 or more.
 1) For more information on these benefits, refer to the "Death Benefit"
    section in the Prospectus.
 2) For more information on these benefits, refer to the "Living Benefit Programs" section in the Prospectus.

 3) These reductions result in hypothetical net rates of return corresponding to the 0% and 6% gross rates of return, respectively as follows: L Series -2.50% and 3.35%; B Series -2.14% and 3.74%; X Series -2.52% and 3.33%.

              APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS


 Examples of Combination 5% Roll-Up and Highest Anniversary Value Death Benefit Calculation
 The following are examples of how the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit are calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.

 Example with market increase and death before Death Benefit Target Date
 Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the 7/th/ anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $75,000; however, the Anniversary Value on the 5/th/ anniversary of the Issue Date was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Roll-Up Value is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit. The Death Benefit would be the Highest Anniversary Value ($90,000) because it is greater than both the Roll-Up Value ($67,005) and the amount that would have been payable under the basic Death Benefit ($75,000).

 Example with withdrawals
 Assume that the Owner made a withdrawal of $5,000 on the 6/th/ anniversary of the Issue Date when the Account Value was $45,000. The Roll-Up Value on the 6/th/ anniversary of the Issue Date is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The 5% Dollar-for-Dollar Withdrawal Limit for the 7/th/ annuity year is equal to 5% of the Roll-Up Value as of the 6/th/ anniversary of the Issue Date, or $3,350. Therefore, the remaining $1,650 of the withdrawal results in a proportional reduction to the Roll-Up Value. On the 7/th/ anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $43,000; however, the Anniversary Value on the 2/nd/ anniversary of the Issue Date was $70,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit.

            Roll-up Value   ={($67,005 - $3,350) - [($67,005 - $3,350) X $1,650/($45,000 - $3,350)]} X 1.05
                            =($63,655 - $2,522) X 1.05
                            =$64,190
Highest Anniversary Value   =$70,000 - [$70,000 X $5,000/$45,000]
                            =$70,000 - $7,778
                            =$62,222
      Basic Death Benefit   =max [$43,000, $50,000 - ($50,000 X $5,000/$45,000)]
                            =max [$43,000, $44,444]
                            =$44,444

 The Death Benefit therefore is $64,190.

 Example with death after Death Benefit Target Date
 Assume that the Owner has not made any withdrawals prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Roll-Up Value on the Death Benefit Target Date (the Annuity Anniversary on or following the Owner's 80/th/ birthday) is equal to initial Purchase Payment accumulated at 5% for 10 years, or $81,445. The Highest Anniversary Value on the Death Benefit Target Date was $85,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or the basic Death Benefit as of the Death Benefit Target Date; each increased by subsequent Purchase Payments and reduced proportionally for subsequent withdrawals.

            Roll-up Value   =$81,445 + $15,000 - [($81,445 + 15,000) X $5,000/$70,000]
                            =$81,445 + $15,000 - $6,889
                            =$89,556
Highest Anniversary Value   =$85,000 + $15,000 - [($85,000 + 15,000) X $5,000/$70,000]
                            =$85,000 + $15,000 - $ 7,143
                            =$92,857
      Basic Death Benefit   =max [$75,000, $50,000 + $15,000 - {(50,000 + $15,000) X $5,000/$70,000]
                            =max [$75,000, $60,357]
                            =$75,000

 The Death Benefit therefore is $92,857.

 Examples of Highest Daily Value Death Benefit Calculation
 The following are examples of how the HDV Death Benefit is calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date.

 Example with market increase and death before Death Benefit Target Date
 Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the date we receive due proof of death, the Account Value is $75,000; however, the Highest Daily Value was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value or the basic Death Benefit. The Death Benefit would be the HDV ($90,000) because it is greater than the amount that would have been payable under the basic Death Benefit ($75,000).

 Example with withdrawals
 Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in Annuity Year 7 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $80,000; however, the Highest Daily Value ($90,000) was attained during the fifth Annuity Year. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value (proportionally reduced by the subsequent withdrawal) or the basic Death Benefit.

  Highest Daily Value   =$90,000 - [$90,000 X $15,000/$75,000]
                        =$90,000 - $18,000
                        =$72,000
  Basic Death Benefit   =max [$80,000, $50,000 - ($50,000 X $15,000/$75,000)]
                        =max [$80,000, $40,000]
                        =$80,000

 The Death Benefit therefore is $80,000.

 Example with death after Death Benefit Target Date
 Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals had been made prior to the Death Benefit Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Highest Daily Value on the Death Benefit Target Date was $80,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greater of the Highest Daily Value on the Death Benefit Target Date plus Purchase Payments minus proportional withdrawals after the Death Benefit Target Date or the basic Death Benefit.

Highest Daily Value   =$80,000 + $15,000 - [($80,000 + $15,000) X $5,000/$70,000]
                      =$80,000 + $15,000 - $6,786
                      =$88,214
Basic Death Benefit   =max [$75,000, ($50,000 + $15,000) - {($50,000 + $15,000) X $5,000/$70,000}]
                      =max [$75,000, $60,357]
                      =$75,000

 The Death Benefit therefore is $88,214.

 APPENDIX D - ASSET TRANSFER FORMULA UNDER TRUEINCOME - HIGHEST DAILY BENEFIT


 We set out below the current formula under which we may transfer amounts between the Permitted Sub-accounts and the Benefit Fixed Rate Account. Upon your election of TrueIncome--Highest Daily, we will not alter the asset transfer formula that applies to your contract. However, we reserve the right to modify this formula with respect to those who elect TrueIncome--Highest Daily in the future.

 TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULA:
  . C\\u\\ - the upper target is established on the effective date of the TrueIncome--Highest Daily (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

  . C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

  . C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 77%.

  .   L - the target value as of the current business day.

  .   r - the target ratio.

  . a - the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. The factors that we use currently are derived from the a2000 Individual Annuity Mortality Table with an assumed interest rate of 3%. Each number in the table "a" factors (which appears below) represents a factor, which when multiplied by the Highest Daily Annual Income Amount, projects our total liability for the purpose of asset transfers under the guarantee.

  . Q - age based factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee The factor is currently set equal to 1.

  .   V - the total value of all Permitted Sub-accounts in the annuity.

  .   F - the total value of all Benefit Fixed Rate Account allocations.

  . I - the income value prior to the first withdrawal. The income value is equal to what the Highest Daily Annual Income Amount would be if the first withdrawal were taken on the date of calculation. After the first withdrawal the income value equals the greater of the Highest Daily Annual Income Amount, the quarterly step-up amount times the annual income percentage, and the Account Value times the annual income percentage.

  .   T - the amount of a transfer into or out of the Benefit Fixed Rate
      Account.

  . I% - annual income amount percentage. This factor is established on the Effective Date and is not changed for the life of the guarantee. Currently, this percentage is equal to 5%.

 TARGET VALUE CALCULATION:
 On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V) is equal to zero, no calculation is necessary.

                                 L = I * Q * a

 TRANSFER CALCULATION:
 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

                        Target Ratio r   =(L - F) / V.

..   If r (greater than) C\\u\\, assets in the Permitted Sub-accounts are transferred to Benefit Fixed Rate Account.

..   If r (less than) C\\l\\, and there are currently assets in the Benefit
    Fixed Rate Account (F (greater than) 0), assets in the Benefit Fixed Rate Account are transferred to the Permitted Sub-accounts.

 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T = {Min(V, [L - F - V * Ct]/(1-Ct))}         T(greater than)0, Money moving from the Permitted Sub-accounts to the Benefit Fixed Rate Account
T = {Min(F, [L - F - V * C\\t\\]/(1-C\\t\\))} T(less than)0, Money moving from the Benefit Fixed Rate Account to the Permitted Sub-accounts]

 Example:
 Male age 65 contributes $100,000 into the Permitted Sub-accounts and the value drops to $92,300 during year one, end of day one. A table of values for "a" appears below.

 Target Value Calculation:

                          L     =I * Q * a
                                =5000.67 * 1 * 15.34
                                =76,710.28

 Target Ratio:

                       r     =(L - F) / V
                             =(76,710.28 - 0)/92,300.00
                             =83.11%

 Since r (greater than) Cu ( because 83.11% (greater than) 83%) a transfer into the Benefit Fixed rate Account occurs.

  T     ={ Min ( V, [ L - F - V * Ct]/( 1 - Ct))}
        ={ Min ( 92,300.00, [ 76,710.28 - 0 - 92,300.00 * 0.80]/( 1 - 0.80))}
        ={ Min ( 92,300.00, 14,351.40 )}
        =14,351.40

                 Age 65 "a" Factors for Liability Calculations
              (in Years and Months since Benefit Effective Date)*

       Months
 Years   1      2     3     4     5     6     7     8     9    10    11    12
 ----- ------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
  1    15.34  15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
  2    14.91  14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
  3    14.47  14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
  4    14.04  14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
  5    13.60  13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
  6    13.15  13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
  7    12.71  12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
  8    12.26  12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
  9    11.82  11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
  10   11.38  11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
  11   10.94  10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
  12   10.50  10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
  13   10.07  10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
  14    9.64   9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
  15    9.22   9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
  16    8.81   8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
  17    8.40   8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
  18    8.00   7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
  19    7.62   7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
  20    7.24   7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
  21    6.88   6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58  6.55
  22    6.52   6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
  23    6.19   6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
  24    5.86   5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
  25    5.56   5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
  26    5.27   5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
  27    4.99   4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
  28    4.73   4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
  29    4.49   4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
  30    4.26   4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06
  31    4.04   4.02  4.00  3.98  3.97  3.95  3.93  3.91  3.90  3.88  3.86  3.84
  32    3.83   3.81  3.79  3.78  3.76  3.74  3.72  3.71  3.69  3.67  3.66  3.64
  33    3.62   3.61  3.59  3.57  3.55  3.54  3.52  3.50  3.49  3.47  3.45  3.44
  34    3.42   3.40  3.39  3.37  3.35  3.34  3.32  3.30  3.29  3.27  3.25  3.24
  35    3.22   3.20  3.18  3.17  3.15  3.13  3.12  3.10  3.08  3.07  3.05  3.03
  36    3.02   3.00  2.98  2.96  2.95  2.93  2.91  2.90  2.88  2.86  2.85  2.83
  37    2.81   2.79  2.78  2.76  2.74  2.73  2.71  2.69  2.68  2.66  2.64  2.62
  38    2.61   2.59  2.57  2.56  2.54  2.52  2.51  2.49  2.47  2.45  2.44  2.42
  39    2.40   2.39  2.37  2.35  2.34  2.32  2.30  2.29  2.27  2.25  2.24  2.22
  40    2.20   2.19  2.17  2.15  2.14  2.12  2.11  2.09  2.07  2.06  2.04  2.02
  41    2.01   1.84  1.67  1.51  1.34  1.17  1.00  0.84  0.67  0.50  0.33  0.17

 *  The values set forth in this table are applied to all ages.

                      STATEMENT OF ADDITIONAL INFORMATION

                                 June 28, 2007

                ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                  ALLSTATE RETIREMENTACCESS VARIABLE ANNUITY

Allstate RetirementAccess variable annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Allstate Life Insurance Company ("Allstate"), a stock life insurance company that is a wholly-owned subsidiary of Allstate Insurance Company and is funded through the Allstate Financial Advisors Separate Account I (the "Separate Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.


This Statement of Additional Information is not a prospectus and should be read in conjunction with the B Series, L Series, and X Series prospectus dated June 28, 2007. To obtain a copy of the prospectus, without charge, you can write to the Annuity Service Center, P.O. Box 70179, Philadelphia, Pennsylvania 19176, or contact us by telephone at (866) 695-2647.


This Statement of Additional Information uses the same defined terms as the prospectus for the Annuities, except as specifically noted.

                               TABLE OF CONTENTS

                                                                    Page
                                                                    ----
       Additions, Deletions or Substitutions of Investments          2

       The Annuities                                                 2

       Tax-Free Exchanges (1035 Exchanges, Rollovers and Transfers)  2

       Company                                                       2

       Principal Underwriter                                         3

       Distribution                                                  3

       Allocation of Initial Purchase Payment                        5

       Determination of Accumulation Unit Values                     5

       General Matters                                               5

       Federal Tax Status                                            6

       Experts                                                       7

       Financial Statements                                          7

       Separate Account Financial Information                        X

       Company Financial Information                                 X

             ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Sub-account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different underlying mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Separate Account.

We will not substitute shares attributable to an Owner's interest in a Sub-account until we have notified the Owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Separate Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Owners.

We also may establish additional Sub-accounts or series of Sub-accounts. Each additional Sub-account would purchase shares in a new Portfolio of the same or different underlying mutual fund. We may establish new Sub-accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Sub-accounts in conjunction with the Annuity to existing Owners. We may eliminate one or more Sub-accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Annuity as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Annuities would be served, we may operate the Separate Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

                                 THE ANNUITIES

The Annuities are primarily designed to aid individuals in long-term financial planning. You can use them for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

         TAX-FREE EXCHANGES (1035 EXCHANGES), ROLLOVERS AND TRANSFERS

We accept purchase payments that are the proceeds of an Annuity in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Annuity, we do not differentiate between
Section 1035 purchase payments and non-Section 1035 purchase payments.


We also accept "rollovers" and transfers from Annuities qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other qualified contract that is eligible to "rollover" into an IRA. We differentiate among non-qualified contracts, IRAs and other qualified contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of IRAs so the Annuities will continue to qualify for special tax treatment. An Owner contemplating any such exchange, rollover or transfer from an Annuity should contact a competent tax adviser with respect to the potential effects of such a transaction.


                                    COMPANY

Allstate Life was organized in 1957 as a stock life insurance company under the laws of the State of Illinois.

Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

Allstate Life is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. Our home office is located at 3100 Sanders Road, Northbrook, Illinois, 60062.

On June 1, 2006, Allstate Life entered into an agreement ("the Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America ("PICA") pursuant to which Allstate Life sold, pursuant to a combination of coinsurance and modified coinsurance reinsurance, substantially all of its variable annuity business. Allstate Life and PICA also entered into an administrative services agreement pursuant to which PICA or an affiliate will administer the Separate Account and the Annuities after a transition period that may last up to two years. The benefits and provisions of the Annuities will not be changed by these transactions and agreements. None of the transactions or agreements will change the fact that we are primarily liable to you under your Annuity.

                             PRINCIPAL UNDERWRITER

We offer the Annuities to the public through banks as well as brokers licensed under the federal securities laws and state insurance laws. Allstate Distributors, L.L.C. ("Allstate Distributors"), a wholly owned subsidiary of Allstate Life, serves as the principal underwriter for the Separate Account and distributes the Annuities. The offering of the Annuities is continuous. We do not anticipate discontinuing the offering of the Annuities, but we reserve the right to do so at any time. Commission income of Allstate Distributors is as follows:

                Allstate Distributors, L.L.C. Commission Income

                      Fiscal Year Ended             Commission Income
                      -----------------             -----------------
                            2006                           $0
                            2005                           $0
                            2004                           $0

                                 DISTRIBUTION

In addition to the commissions paid to the selling registered representative, we may make other payments to promote the sale of our Annuities. To contribute to the promotion and marketing of the Annuities, we may enter into compensation arrangements with certain selling broker-dealers or banks (collectively "firms") under which the firm will provide marketing and distribution support services.

The general types of payments that we make are:

    . Percentage Payments based upon Account Value. This type of payment is a percentage payment that is based upon the total Account Value of all Annuities that were sold through the firm.

    . Based upon Percentage Payments Sales. This type of payment is a percentage payment that is based upon the total amount received as purchase payments for Annuities sold through the firm.

    . Fixed payments. These types of payments are made directly to the firm in a fixed sum without regard to the value of Annuities sold. We may make payments upon the initiation of a relationship or subsequent payments for systems, operational and other support. Examples of other arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

To the extent permitted by NASD rules and other applicable laws and regulations, we may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation.

We are aware that the following firms received payment of more than $5,000 under one or more of these types of arrangements during the last calendar year or are expected to receive such payment during the current calendar year. The compensation includes payments in connection with variable annuity contracts issued by Allstate Life Insurance Company and Allstate Life Insurance Company of New York. Some payments may support the sale of all Allstate products offered through the firm which could include fixed annuities as well as life insurance products.


We do not offer the arrangements to all firms, and the terms of the arrangements may differ among firms. While all firms appearing below received payments under one or more of the general types listed above, payments are determined on a firm by firm basis. In fact, a listed firm may not request or accept certain types of payments listed above. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity.

NAME OF FIRM:

A.G. Edwards and Sons, Inc.
American General Securities, Inc.
Associated Investment Services, Inc.
Bank Insurance & Securities
Bancnorth Investment Group, Inc.
Citicorp Investment Services
Comerica Securities
Compass Brokerage, Inc.
CUNA Brokerage Services. Inc.
Cuso Financial Services, Inc.
FSC Securities Corporation
First Merit Securities, Inc.
HSBC Brokerage, Inc.
Independent Financial Marketing Group, Inc.
LPL Financial Services
Merrill Lynch
National City Investments, Inc.
National Planning Corporation
PNC Investments LLC
Primevest Financial Services, Inc.
Putnam
Royal Alliance Associates, Inc.
SII Investments, Inc.
Sentra Securities
Spelman & Co.
Stifel, Nicolaus & Company, Inc.
SunAmerica Securities, Inc.
Suntrust Securities, Inc.
UBS Financial Services, Inc.
Union Bank of California (UBOC)
US Bank
UVEST Financial Services Group, Inc.
Webster Investment Services, Inc.
Wescom Financial

                    ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two business days from the day on which we receive your payment at the Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                   DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding business day by the net investment factor for that Sub-account for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the Sub-account for that day by the value of the assets of the Sub-account for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the annual charge for all insurance and administrative expenses. The value of the assets of a Sub-account is determined by multiplying the number of shares of American Skandia Trust (the "Trust") or other fund held by that Sub-account by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid. As we have indicated in the prospectus, each Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

                                GENERAL MATTERS

Safekeeping of the Separate Account's Assets

We hold title to the assets of the Separate Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Sub-accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Separate Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

Premium Taxes

Applicable premium tax rates depend on the Owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

Tax Reserves

We do not establish capital gains tax reserves for any Sub-account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Separate Account will not be taxable.

                              FEDERAL TAX STATUS

Other Tax Rules.

1. Diversification

The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Annuities meet these diversification requirements.

2. Investor Control.

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that each Annuity qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

3. Entity Owners.

Where an annuity is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the annuity will not be taxed as an annuity and increases in the value of the annuity over its cost basis will be subject to tax annually.

4. Purchase Payments Made Before August 14, 1982.


If your Annuity was issued in exchange for an annuity containing purchase payments made before August 14, 1982, favorable tax rules may apply to certain withdrawals from the Annuity. Generally, withdrawals are treated as a recovery of your investment in the Annuity first until purchase payments made before August 14, 1982 are withdrawn. Once all pre-August 14, 1982 purchase payments are withdrawn, then further withdrawals will come first from the income allocable to those purchase payments. That income is not subject to the 10% tax penalty.


5. Generation-Skipping Transfers.

If you transfer your Annuity to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

                                    EXPERTS


The consolidated financial statements of Allstate Life Insurance Company as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and the related consolidated financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Financial Advisors Separate Account I as of December 31, 2006 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             FINANCIAL STATEMENTS

The following financial statements (and accompanying Reports of Independent Registered Public Accounting Firm) appear in the pages that follow:

    . consolidated financial statements of Allstate Life as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and related consolidated financial statement schedules, and

    . the financial statements of Allstate Financial Advisors Separate Account I, which are comprised of the underlying financial statements of the Sub-accounts as of December 31, 2006 and for each of the periods in the two years then ended.

The consolidated financial statements and schedules of Allstate Life included herein should be considered only as bearing upon the ability of Allstate Life to meet its obligations under the Annuities.

                    --------------------------------------------------
                    ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Allstate Financial Advisors Separate Account I (the "Account") as of December 31, 2006, the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two year period then ended and the financial highlights for each of the periods in the five year period then ended for each of the individual sub-accounts which comprise the Account. These financial statements and financial highlights are the responsibility of management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts which comprise the Allstate Financial Advisors Separate Account I as of December 31, 2006, the results of operations for the period then ended, the changes in net assets for each of the periods in the two year period then ended and the financial highlights for each of the periods in the five year period then ended for each of the individual sub-accounts which comprise the Account in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 14, 2007

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                AIM Variable     AIM Variable     AIM Variable     AIM Variable     AIM Variable     AIM Variable
                                 Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                                   Funds            Funds            Funds            Funds            Funds            Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                  AIM V. I.                         AIM V. I.       AIM V. I.                          AIM V. I.
                                    Basic         AIM V. I.          Capital         Capital          AIM V. I.      Diversified
                                  Balanced       Basic Value      Appreciation     Development      Core Equity        Income
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    49,292,977  $    31,399,327  $   195,354,288  $    24,595,620  $   232,390,664  $    22,590,660
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    49,292,977  $    31,399,327  $   195,354,288  $    24,595,620  $   232,390,664  $    22,590,660
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    49,269,266  $    31,390,189  $   195,068,066  $    24,549,960  $   231,959,462  $    22,573,358
Contracts in payout
   (annuitization) period              23,711            9,138          286,222           45,660          431,202           17,302

   Total net assets           $    49,292,977  $    31,399,327  $   195,354,288  $    24,595,620  $   232,390,664  $    22,590,660
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    4,135,317        2,350,249        7,450,583        1,334,543        8,537,497        2,728,341
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    46,744,006  $    24,582,290  $   187,573,769  $    17,194,088  $   208,969,378  $    25,263,495
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          8.92  $         12.55  $          6.32  $         13.09  $          7.92  $         11.21
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         12.65  $         14.68  $         15.94  $         18.48  $         20.23  $         13.84
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                AIM Variable     AIM Variable     AIM Variable     AIM Variable     AIM Variable     AIM Variable
                                 Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                                   Funds            Funds            Funds            Funds            Funds            Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                  AIM V. I.                        AIM V. I.         AIM V.I.        AIM V. I.
                                 Government        AIM V. I.     International      Large Cap         Mid Cap          AIM V. I.
                                 Securities       High Yield        Growth           Growth         Core Equity      Money Market
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    25,476,630  $    13,245,194  $    62,827,329  $    19,085,776  $    28,748,982  $    21,079,862
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    25,476,630  $    13,245,194  $    62,827,329  $    19,085,776  $    28,748,982  $    21,079,862
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    25,424,933  $    13,218,196  $    62,759,515  $    19,080,483  $    28,740,025  $    21,047,556
Contracts in payout
   (annuitization) period              51,697           26,998           67,814            5,293            8,957           32,306

   Total net assets           $    25,476,630  $    13,245,194  $    62,827,329  $    19,085,776  $    28,748,982  $    21,079,862
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    2,159,036        2,164,247        2,134,806        1,392,106        2,126,404       21,079,862
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    25,636,770  $    13,920,072  $    41,854,464  $    17,154,201  $    26,358,835  $    21,079,862
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.03  $         10.38  $         11.76  $         11.07  $         12.35  $         10.51
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         14.17  $         14.92  $         22.74  $         11.11  $         16.59  $         12.46
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                  AIM Variable     AIM Variable     AIM Variable     AIM Variable
                                AIM Variable     AIM Variable       Insurance        Insurance       Insurance        Insurance
                                  Insurance        Insurance          Funds            Funds           Funds            Funds
                                    Funds            Funds          Series II        Series II       Series II        Series II
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                   AIM V. I.                         AIM V. I.        AIM V. I.
                                 AIM V. I.        AIM V. I.          Basic          AIM V. I.         Capital          Capital
                                 Technology       Utilities       Balanced II     Basic Value II  Appreciation II   Development II
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     5,519,397  $    14,683,003  $     1,937,708  $    22,197,592  $     8,274,041  $       592,317
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     5,519,397  $    14,683,003  $     1,937,708  $    22,197,592  $     8,274,041  $       592,317
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     5,519,397  $    14,670,527  $     1,937,708  $    22,197,592  $     8,274,041  $       592,317
Contracts in payout
   (annuitization) period                   -           12,476                -                -                -                -

   Total net assets           $     5,519,397  $    14,683,003  $     1,937,708  $    22,197,592  $     8,274,041  $       592,317
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      393,680          691,616          163,658        1,676,555          319,338           32,563
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     4,510,860  $    10,199,090  $     1,538,785  $    17,716,504  $     6,748,429  $       438,301
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.08  $         17.30  $         10.90  $         12.29  $         10.74  $         14.02
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         12.28  $         17.58  $         11.34  $         16.40  $         14.45  $         14.52
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                AIM Variable     AIM Variable    AIM Variable     AIM Variable     AIM Variable
                                 Insurance        Insurance       Insurance         Insurance       Insurance        AIM Variable
                                   Funds            Funds           Funds             Funds           Funds            Insurance
                                 Series II        Series II       Series II         Series II       Series II            Funds
                                Sub-Account      Sub-Account     Sub-Account       Sub-Account     Sub-Account        Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                  AIM V. I.        AIM V. I.       AIM V. I.                         AIM V. I.         AIM V. I.
                                    Core          Diversified     Government        AIM V. I.      International      Large Cap
                                 Equity II         Income II     Securities II    High Yield II      Growth II        Growth II
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     5,295,903  $       551,825  $     1,362,465  $       732,047  $     1,592,866  $     1,047,256
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     5,295,903  $       551,825  $     1,362,465  $       732,047  $     1,592,866  $     1,047,256
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     5,295,903  $       551,825  $     1,362,465  $       732,047  $     1,592,866  $     1,047,256
Contracts in payout
   (annuitization) period                   -                -                -                -                -                -

   Total net assets           $     5,295,903  $       551,825  $     1,362,465  $       732,047  $     1,592,866  $     1,047,256
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      195,999           67,214          116,053          120,205           54,644           76,666
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     4,812,271  $       591,865  $     1,420,848  $       693,344  $     1,066,748  $       937,852
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.71  $         11.16  $         10.63  $         13.71  $         18.12  $         11.04
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         13.02  $         11.61  $         11.06  $         14.20  $         18.87  $         11.09
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Alliance        Alliance
                                AIM Variable     AIM Variable     AIM Variable     AIM Variable      Bernstein        Bernstein
                                 Insurance        Insurance        Insurance         Insurance        Variable        Variable
                                   Funds            Funds            Funds             Funds          Product          Product
                                 Series II        Series II        Series II         Series II      Series Fund      Series Fund
                                Sub-Account      Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                                                                       Alliance
                                  AIM V. I.        AIM V. I.                                          Alliance        Bernstein
                                Mid Cap Core        Money          AIM V. I.         AIM V. I.       Bernstein         Growth &
                                 Equity II        Market II      Technology II     Utilities II       Growth            Income
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     6,990,093  $     2,143,457  $       123,414  $       872,686  $    59,864,519  $   203,749,520
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     6,990,093  $     2,143,457  $       123,414  $       872,686  $    59,864,519  $   203,749,520
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     6,974,389  $     2,143,457  $       123,414  $       872,686  $    59,825,756  $   203,595,016
Contracts in payout
   (annuitization) period              15,704                -                -                -           38,763          154,504

   Total net assets           $     6,990,093  $     2,143,457  $       123,414  $       872,686  $    59,864,519  $   203,749,520
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      520,871        2,143,457            8,872           41,320        3,008,267        7,565,894
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     6,598,219  $     2,143,457  $        99,710  $       637,390  $    52,543,801  $   162,214,041
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.17  $          9.58  $         11.89  $         17.13  $          6.65  $         11.89
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         14.29  $         10.13  $         12.12  $         17.38  $         15.16  $         16.12
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                  Alliance         Alliance         Alliance         Alliance        Alliance
                                 Bernstein        Bernstein        Bernstein        Bernstein        Bernstein        American
                                  Variable         Variable         Variable        Variable          Variable         Century
                                  Product          Product          Product          Product          Product         Variable
                                Series Fund      Series Fund      Series Fund      Series Fund      Series Fund    Portfolios, Inc
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                  Alliance         Alliance         Alliance        Alliance
                                 Bernstein        Bernstein        Bernstein        Bernstein         Alliance        American
                               International      Large Cap        Small/Mid         Utility         Bernstein         Century
                                   Value           Growth          Cap Value         Income            Value         VP Balanced
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    41,512,924  $    44,053,130  $    49,368,437  $     6,118,846  $     4,624,453  $        50,165
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    41,512,924  $    44,053,130  $    49,368,437  $     6,118,846  $     4,624,453  $        50,165
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    41,512,924  $    44,053,130  $    49,368,437  $     6,084,172  $     4,624,453  $        50,165
Contracts in payout
   (annuitization) period                   -                -                -           34,674                -                -

   Total net assets           $    41,512,924  $    44,053,130  $    49,368,437  $     6,118,846  $     4,624,453  $        50,165
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    1,677,968        1,670,578        2,742,691          247,526          309,328            6,662
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    33,484,283  $    40,679,945  $    41,869,643  $     5,146,821  $     4,092,646  $        48,959
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         15.53  $          6.20  $         18.13  $         13.09  $         12.57  $         15.21
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         15.88  $         13.69  $         19.03  $         13.38  $         12.85  $         15.36
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                   Dreyfus
                                  American         Socially                          Dreyfus          Dreyfus          Dreyfus
                                  Century        Responsible                         Variable         Variable         Variable
                                  Variable          Growth       Dreyfus Stock      Investment       Investment       Investment
                              Portfolios, Inc     Fund, Inc.       Index Fund          Fund             Fund             Fund
                                Sub-Account      Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                   Dreyfus
                                  American        Socially
                                 Century VP      Responsible     Dreyfus Stock     VIF Growth &         VIF           VIF Small
                               International     Growth Fund       Index Fund         Income        Money Market    Company Stock
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $        30,362  $       232,889  $     1,494,430  $       317,925  $       803,351  $        83,769
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $        30,362  $       232,889  $     1,494,430  $       317,925  $       803,351  $        83,769
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $        30,362  $       232,889  $     1,494,430  $       317,925  $       803,351  $        83,769
Contracts in payout
   (annuitization) period                   -                -                -                -                -                -

   Total net assets           $        30,362  $       232,889  $     1,494,430  $       317,925  $       803,351  $        83,769
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                        3,000            8,186           41,340           12,825          803,351            3,922
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $        33,350  $       228,708  $     1,183,506  $       270,071  $       803,351  $        64,949
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         16.29  $          6.35  $          9.36  $          9.61  $         10.13  $         16.58
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         16.29  $         11.93  $         14.76  $         13.51  $         12.13  $         17.51
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                    DWS              DWS              DWS              DWS              DWS              DWS
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                  Series I         Series I         Series I         Series I         Series I        Series II
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                   DWS VIP          DWS VIP          DWS VIP
                                  DWS VIP          Capital           Global         Growth and        DWS VIP          DWS VIP
                                   Bond A          Growth A      Opportunities       Income A      International      Balanced A
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $       798,767  $     1,779,261  $     1,798,972  $     1,239,514  $       814,711  $     2,090,132
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $       798,767  $     1,779,261  $     1,798,972  $     1,239,514  $       814,711  $     2,090,132
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $       792,592  $     1,775,591  $     1,798,972  $     1,239,514  $       812,474  $     2,078,149
Contracts in payout
   (annuitization) period               6,175            3,670                -                -            2,237           11,983

   Total net assets           $       798,767  $     1,779,261  $     1,798,972  $     1,239,514  $       814,711  $     2,090,132
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      113,623           97,547           99,172          113,301           60,709           85,451
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $       786,525  $     1,606,699  $     1,178,264  $       996,939  $       584,035  $     1,835,669
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         13.90  $         11.32  $         25.64  $         11.23  $         14.47  $         11.63
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         14.01  $         11.41  $         25.85  $         11.32  $         14.59  $         11.65
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                     Fidelity         Fidelity         Fidelity
                                    DWS              DWS           Federated         Variable         Variable         Variable
                                  Variable         Variable        Insurance        Insurance        Insurance        Insurance
                                 Series II        Series II          Series       Products Fund    Products Fund    Products Fund
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                   DWS VIP         Federated
                                  DWS VIP         Small Cap          Prime                              VIP
                              Money Market A II    Growth A      Money Fund II    VIP Contrafund   Equity-Income      VIP Growth
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     1,012,899  $       575,753  $     5,996,451  $    15,496,580  $     4,158,586  $     7,661,815
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     1,012,899  $       575,753  $     5,996,451  $    15,496,580  $     4,158,586  $     7,661,815
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     1,012,899  $       575,753  $     5,991,844  $    15,425,019  $     4,121,571  $     7,661,815
Contracts in payout
   (annuitization) period                   -                -            4,607           71,561           37,015                -

   Total net assets           $     1,012,899  $       575,753  $     5,996,451  $    15,496,580  $     4,158,586  $     7,661,815
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    1,012,899           40,575        5,996,451          492,424          158,725          213,600
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     1,012,899  $       496,894  $     5,996,451  $    11,959,172  $     3,705,816  $     8,338,209
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.06  $         12.11  $         10.10  $         12.89  $         13.78  $          6.78
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         10.07  $         12.13  $         12.76  $         22.81  $         17.03  $         14.44
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                  Fidelity          Fidelity
                                  Fidelity        Fidelity        Fidelity        Fidelity        Variable          Variable
                                  Variable        Variable        Variable        Variable        Insurance         Insurance
                                 Insurance       Insurance       Insurance       Insurance      Products Fund     Products Fund
                               Products Fund   Products Fund   Products Fund   Products Fund  (Service Class 2) (Service Class 2)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account       Sub-Account
                              --------------- --------------- --------------- --------------- ----------------- -----------------

                                                                                                  VIP Asset
                                  VIP High          VIP        VIP Investment                   Manager Growth    VIP Contrafund
                                   Income        Index 500       Grade Bond     VIP Overseas  (Service Class 2) (Service Class 2)
                              --------------- --------------- --------------- --------------- ----------------- -----------------
ASSETS
Investments at fair value     $     3,248,862 $    11,743,206 $     4,096,439 $     3,724,116 $          63,167 $      77,839,668
                              --------------- --------------- --------------- --------------- ----------------- -----------------

   Total assets               $     3,248,862 $    11,743,206 $     4,096,439 $     3,724,116 $          63,167 $      77,839,668
                              =============== =============== =============== =============== ================= =================

NET ASSETS
Accumulation units            $     3,248,862 $    11,743,206 $     4,096,439 $     3,724,116 $          63,167 $      77,831,368
Contracts in payout
   (annuitization) period                   -               -               -               -                 -             8,300

   Total net assets           $     3,248,862 $    11,743,206 $     4,096,439 $     3,724,116 $          63,167 $      77,839,668
                              =============== =============== =============== =============== ================= =================

FUND SHARE INFORMATION
Number of shares                      511,632          72,776         321,038         155,366             4,707         2,502,079
                              =============== =============== =============== =============== ================= =================

Cost of investments           $     3,418,003 $     9,559,494 $     4,108,936 $     2,718,234 $          58,429 $      76,644,082
                              =============== =============== =============== =============== ================= =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.34 $          9.42 $         13.97 $         10.92 $           10.58 $           10.21
                              =============== =============== =============== =============== ================= =================

   Highest                    $         11.61 $         10.93 $         14.39 $         13.89 $           10.73 $           18.33
                              =============== =============== =============== =============== ================= =================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                              Fidelity          Fidelity          Fidelity          Fidelity         Fidelity           Fidelity
                              Variable          Variable          Variable          Variable         Variable           Variable
                             Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                           Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                            Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------- ----------------- ----------------- ----------------- ----------------- -----------------

                                                                                                        VIP                VIP
                                 VIP           VIP Freedom       VIP Freedom       VIP Freedom    Freedom Growth     Freedom Income
                            Equity-Income    2010 Portfolio    2020 Portfolio    2030 Portfolio   Stock Portfolio       Portfolio
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                          ---------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments at fair value $      3,979,026 $       3,433,085 $       2,074,814 $       1,146,469 $         455,535 $         561,328
                          ---------------- ----------------- ----------------- ----------------- ----------------- -----------------

   Total assets           $      3,979,026 $       3,433,085 $       2,074,814 $       1,146,469 $         455,535 $         561,328
                          ================ ================= ================= ================= ================= =================

NET ASSETS
Accumulation units        $      3,979,026 $       3,433,085 $       2,074,814 $       1,146,469 $         455,535 $         561,328
Contracts in payout
   (annuitization) period                -                 -                 -                 -                 -                 -

   Total net assets       $      3,979,026 $       3,433,085 $       2,074,814 $       1,146,469 $         455,535 $         561,328
                          ================ ================= ================= ================= ================= =================

FUND SHARE INFORMATION
Number of shares                   153,808           296,980           171,756            92,308            38,120            52,510
                          ================ ================= ================= ================= ================= =================

Cost of investments       $      3,353,511 $       3,330,330 $       2,042,920 $       1,110,442 $         427,299 $         567,635
                          ================ ================= ================= ================= ================= =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                 $          12.91 $           10.42 $           10.46 $           10.48 $            9.73 $           10.33
                          ================ ================= ================= ================= ================= =================

   Highest                $          16.42 $           10.48 $           10.51 $           10.52 $            9.77 $           10.37
                          ================ ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------------------------------------------

                              Fidelity          Fidelity          Fidelity          Fidelity         Fidelity           Fidelity
                              Variable          Variable          Variable          Variable         Variable           Variable
                             Insurance         Insurance         Insurance         Insurance         Insurance         Insurance
                           Products Fund     Products Fund     Products Fund     Products Fund     Products Fund     Products Fund
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                           Sub-Account        Sub-Account      Sub-Account       Sub-Account       Sub-Account       Sub-Account
                         ----------------- ----------------- ----------------- ----------------- ----------------- -----------------

                            VIP Growth &                          VIP High                         VIP Investment
                               Income          VIP Growth          Income        VIP Index 500       Grade Bond        VIP MidCap
                         (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2) (Service Class 2)
                          ---------------- ----------------- ----------------- ----------------- ----------------- -----------------
ASSETS
Investments at fair value $     14,520,565 $         654,428 $      11,001,229 $       3,926,697 $          21,227 $    22,  815,398
                          ---------------- ----------------- ----------------- ----------------- ----------------- -----------------

   Total assets           $     14,520,565 $         654,428 $      11,001,229 $       3,926,697 $          21,227 $    22,  815,398
                          ================ ================= ================= ================= ================= =================

NET ASSETS
Accumulation units        $     14,520,565 $         654,428 $      11,001,229 $       3,926,697 $          21,227 $    22,  815,398
Contracts in payout
   (annuitization) period                -                 -                 -                 -                 -                 -

   Total net assets       $     14,520,565 $         654,428 $      11,001,229 $       3,926,697 $          21,227 $    22,  815,398
                          ================ ================= ================= ================= ================= =================

FUND SHARE INFORMATION
Number of shares                   915,546            18,476         1,760,197            24,559             1,690           666,143
                          ================ ================= ================= ================= ================= =================

Cost of investments       $     13,092,809 $         534,972 $      11,127,911 $       3,353,772 $          22,007 $    21,  778,097
                          ================ ================= ================= ================= ================= =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                 $          12.11 $            8.44 $           11.28 $           10.76 $           11.78 $            9.83
                          ================ ================= ================= ================= ================= =================

   Highest                $          12.38 $           12.31 $           15.26 $           14.53 $           11.78 $           13.47
                          ================ ================= ================= ================= ================= =================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
--------------------------------------------------------------------------------------------------------------------------

                              Fidelity          Fidelity          Franklin      Franklin       Franklin        Franklin
                              Variable          Variable          Templeton     Templeton      Templeton       Templeton
                              Insurance         Insurance         Variable      Variable       Variable        Variable
                            Products Fund     Products Fund       Insurance     Insurance      Insurance      Insurance
                          (Service Class 2) (Service Class 2)  Products Trust Products Trust Products Trust Products Trust
                             Sub-Account       Sub-Account       Sub-Account    Sub-Account    Sub-Account   Sub-Account
                          ----------------- ----------------- --------------- -------------- -------------- --------------

                                                                                 Franklin
                             VIP Money                           Franklin       Growth and                     Franklin
                               Market         VIP Overseas    Flex Cap Growth     Income     Franklin High     Income
                          (Service Class 2) (Service Class 2)   Securities      Securities    Income Sec 2    Securities
                          ----------------- ----------------- --------------- -------------- -------------- --------------
ASSETS
Investments at fair value $      11,107,199 $         135,042 $     4,724,713 $   93,369,310 $   13,689,318 $  272,191,116
                          ----------------- ----------------- --------------- -------------- -------------- --------------

   Total assets           $      11,107,199 $         135,042 $     4,724,713 $   93,369,310 $   13,689,318 $  272,191,116
                          ================= ================= =============== ============== ============== ==============

NET ASSETS
Accumulation units        $      11,107,199 $         135,042 $     4,724,713 $   93,138,431 $   13,689,318 $  271,996,820
Contracts in payout
   (annuitization) period                 -                 -               -        230,879              -        194,296

   Total net assets       $      11,107,199 $         135,042 $     4,724,713 $   93,369,310 $   13,689,318 $  272,191,116
                          ================= ================= =============== ============== ============== ==============

FUND SHARE INFORMATION
Number of shares                 11,107,199             5,686         424,121      5,617,889      1,998,441     15,679,212
                          ================= ================= =============== ============== ============== ==============

Cost of investments       $      11,107,199 $          96,937 $     4,470,158 $   79,626,463 $   13,221,125 $  246,282,885
                          ================= ================= =============== ============== ============== ==============

ACCUMULATION UNIT FAIR VALUE
   Lowest                 $           10.16 $           13.17 $         11.35 $        16.34 $        11.44 $        12.73
                          ================= ================= =============== ============== ============== ==============

   Highest                $           10.23 $           19.44 $         11.61 $        17.33 $        11.80 $        13.19
                          ================= ================= =============== ============== ============== ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                  Franklin         Franklin         Franklin         Franklin         Franklin         Franklin
                                 Templeton        Templeton        Templeton        Templeton        Templeton        Templeton
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                 Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                               Products Trust   Products Trust   Products Trust   Products Trust   Products Trust   Products Trust
                                 Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                  Franklin         Franklin         Franklin
                                    Large            Small       Small-Mid Cap
                                 Cap Growth       Cap Value          Growth        Franklin U.S.       Mutual       Mutual Shares
                                 Securities       Securities       Securities       Government        Discovery      Securities
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    64,820,282  $    78,437,143  $     3,789,342  $    20,542,016  $    18,246,492  $   219,783,945
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    64,820,282  $    78,437,143  $     3,789,342  $    20,542,016  $    18,246,492  $   219,783,945
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    64,782,376  $    78,389,778  $     3,789,342  $    20,518,006  $    18,246,492  $   219,443,825
Contracts in payout
   (annuitization) period              37,906           47,365                -           24,010                -          340,120

   Total net assets           $    64,820,282  $    78,437,143  $     3,789,342  $    20,542,016  $    18,246,492  $   219,783,945
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    3,935,658        4,174,409          171,231        1,640,736          839,691       10,736,881
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    59,219,274  $    61,811,399  $     2,468,226  $    20,633,906  $    16,454,208  $   180,522,969
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         11.18  $         12.95  $          7.77  $         10.27  $         10.95  $         13.51
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         11.50  $         22.19  $         20.62  $         10.66  $         13.85  $         22.93
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                  Franklin         Franklin         Franklin         Franklin
                                  Templeton        Templeton        Templeton        Templeton      Goldman Sachs   Goldman Sachs
                                  Variable         Variable         Variable         Variable          Variable       Variable
                                  Insurance        Insurance        Insurance        Insurance        Insurance       Insurance
                               Products Trust   Products Trust   Products Trust   Products Trust        Trust           Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                 Templeton
                                 Developing        Templeton        Templeton        Templeton
                                   Markets          Foreign       Global Income       Growth            VIT        VIT Growth and
                                 Securities       Securities       Securities       Securities     Capital Growth      Income
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    39,373,827  $   206,971,216  $     3,600,016  $     5,394,661  $        61,702  $     9,037,250
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    39,373,827  $   206,971,216  $     3,600,016  $     5,394,661  $        61,702  $     9,037,250
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    39,309,581  $   206,909,123  $     3,516,548  $     5,394,661  $        61,702  $     9,037,250
Contracts in payout
   (annuitization) period              64,246           62,093           83,468                -                -                -

   Total net assets           $    39,373,827  $   206,971,216  $     3,600,016  $     5,394,661  $        61,702  $     9,037,250
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    2,855,245       11,056,155          232,259          338,648            5,328          649,694
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    26,476,798  $   166,222,513  $     3,276,383  $     4,103,191  $        61,756  $     8,085,245
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         21.15  $         12.47  $         14.92  $         14.62  $          7.75  $         12.49
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         33.24  $         20.87  $         20.22  $         20.75  $         11.60  $         13.43
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                               Goldman Sachs   Goldman Sachs   Goldman Sachs   Goldman Sachs
                                  Variable        Variable        Variable        Variable                       Janus Aspen
                                 Insurance       Insurance       Insurance       Insurance         Janus           Series
                                   Trust           Trust           Trust           Trust        Aspen Series   (Service Shares)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                              --------------- --------------- --------------- --------------- --------------- -----------------

                                                                    VIT             VIT
                                    VIT                          Structured      Structured
                               International        VIT          Small Cap      U.S. Equity        Forty        Foreign Stock
                                   Equity      Mid Cap Value    Equity Fund         Fund         Portfolio     (Service Shares)
                              --------------- --------------- --------------- --------------- --------------- -----------------
ASSETS
Investments at fair value     $         7,414 $    10,255,117 $    23,571,650 $    13,961,733 $        22,303 $          46,624
                              --------------- --------------- --------------- --------------- --------------- -----------------

   Total assets               $         7,414 $    10,255,117 $    23,571,650 $    13,961,733 $        22,303 $          46,624
                              =============== =============== =============== =============== =============== =================

NET ASSETS
Accumulation units            $         7,414 $    10,255,117 $    23,571,650 $    13,961,733 $        22,303 $          46,624
Contracts in payout
   (annuitization) period                   -               -               -               -               -                 -

   Total net assets           $         7,414 $    10,255,117 $    23,571,650 $    13,961,733 $        22,303 $          46,624
                              =============== =============== =============== =============== =============== =================

FUND SHARE INFORMATION
Number of shares                          512         637,360       1,632,386         951,720             740             2,784
                              =============== =============== =============== =============== =============== =================

Cost of investments           $         5,091 $    10,348,779 $    23,813,446 $    12,465,220 $        15,895 $          31,381
                              =============== =============== =============== =============== =============== =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         15.48 $         12.79 $         12.32 $          9.82 $         13.63 $           19.01
                              =============== =============== =============== =============== =============== =================

   Highest                    $         15.48 $         26.50 $         20.87 $         13.81 $         13.63 $           19.01
                              =============== =============== =============== =============== =============== =================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                  Legg Mason      Legg Mason
                                   Lazard          Partners        Partners
                                 Retirement        Variable         Variable       Lord Abbett      Lord Abbett      Lord Abbett
                                Series, Inc.  Portfolios I, Inc Portfolios I, Inc  Series Fund      Series Fund      Series Fund
                                Sub-Account       Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                  Legg Mason      Legg Mason
                                                   Variable        Variable
                                  Emerging         All Cap         Investors                                          Growth and
                                   Markets       Portfolio I      Portfolio I       All Value      Bond-Debenture       Income
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $        23,931  $         7,482  $         9,493  $    14,733,944  $    34,209,459  $    43,120,042
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $        23,931  $         7,482  $         9,493  $    14,733,944  $    34,209,459  $    43,120,042
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $        23,931  $         7,482  $         9,493  $    14,733,944  $    34,182,279  $    43,043,571
Contracts in payout
   (annuitization) period                   -                -                -                -           27,180           76,471

   Total net assets           $        23,931  $         7,482  $         9,493  $    14,733,944  $    34,209,459  $    43,120,042
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                        1,055              383              574          894,050        2,889,312        1,469,667
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $        12,141  $         5,572  $         7,398  $    13,288,499  $    34,602,513  $    40,539,379
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         40.36  $         14.32  $         13.37  $         12.66  $         10.86  $         12.49
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         40.36  $         14.32  $         13.37  $         13.05  $         11.19  $         12.87
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                  MFS Variable     MFS Variable     MFS Variable    MFS Variable
                                Lord Abbett      Lord Abbett        Insurance        Insurance        Insurance       Insurance
                                Series Fund      Series Fund          Trust            Trust            Trust           Trust
                                Sub-Account      Sub-Account       Sub-Account      Sub-Account      Sub-Account     Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                   Growth          Mid-Cap        MFS Emerging         MFS         MFS Investors       MFS New
                               Opportunities        Value            Growth        High Income         Trust          Discovery
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    13,056,701  $    52,335,760  $     2,191,761  $       732,351  $     3,493,026  $     3,434,323
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    13,056,701  $    52,335,760  $     2,191,761  $       732,351  $     3,493,026  $     3,434,323
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    13,056,701  $    52,335,760  $     2,191,761  $       732,351  $     3,493,026  $     3,434,323
Contracts in payout
   (annuitization) period                   -                -                -                -                -                -

   Total net assets           $    13,056,701  $    52,335,760  $     2,191,761  $       732,351  $     3,493,026  $     3,434,323
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      890,027        2,402,927          106,190           72,943          161,043          197,148
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    12,352,984  $    51,326,603  $     2,789,550  $       695,455  $     2,797,217  $     2,845,323
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         11.92  $         12.79  $          5.59  $         12.80  $          9.56  $          9.53
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         12.27  $         13.18  $         14.18  $         13.18  $         11.52  $         19.46
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                  MFS Variable     MFS Variable     MFS Variable
                                MFS Variable     MFS Variable     MFS Variable      Insurance        Insurance        Insurance
                                  Insurance        Insurance        Insurance         Trust            Trust            Trust
                                    Trust            Trust            Trust      (Service Class)  (Service Class)  (Service Class)
                                 Sub-Account      Sub-Account      Sub-Account     Sub-Account     Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                                   MFS Emerging    MFS Investors       MFS New
                                                 MFS Research                         Growth           Trust          Discovery
                                MFS Research         Bond        MFS Utilities   (Service Class)  (Service Class)  (Service Class)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     1,421,392  $     2,489,412  $       350,317  $       568,991  $       759,285  $     1,084,212
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     1,421,392  $     2,489,412  $       350,317  $       568,991  $       759,285  $     1,084,212
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     1,421,392  $     2,489,412  $       350,317  $       568,991  $       759,285  $     1,084,212
Contracts in payout
   (annuitization) period                   -                -                -                -                -                -

   Total net assets           $     1,421,392  $     2,489,412  $       350,317  $       568,991  $       759,285  $     1,084,212
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                       78,791          216,283           11,968           27,947           35,201           63,219
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     1,433,762  $     2,511,933  $       264,444  $       444,903  $       552,956  $       793,153
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          7.97  $         14.02  $         17.52  $          8.41  $         10.34  $         10.01
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         10.35  $         14.44  $         18.00  $         13.39  $         13.75  $         13.95
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                MFS Variable     MFS Variable    Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                 Insurance        Insurance         Variable         Variable         Variable         Variable
                                   Trust            Trust          Investment       Investment       Investment       Investment
                              (Service Class)  (Service Class)       Series           Series           Series           Series
                                Sub-Account      Sub-Account       Sub-Account      Sub-Account     Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                MFS Research    MFS Utilities      Aggressive        Dividend                          European
                              (Service Class)  (Service Class)       Equity           Growth           Equity           Growth
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $       463,747  $     1,714,985  $    28,821,262  $   439,540,679  $   351,734,403  $   131,420,105
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $       463,747  $     1,714,985  $    28,821,262  $   439,540,679  $   351,734,403  $   131,420,105
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $       463,747  $     1,714,985  $    28,781,247  $   434,681,649  $   349,224,238  $   130,646,306
Contracts in payout
   (annuitization) period                   -                -           40,015        4,859,030        2,510,165          773,799

   Total net assets           $       463,747  $     1,714,985  $    28,821,262  $   439,540,679  $   351,734,403  $   131,420,105
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                       25,850           59,117        1,940,826       26,590,483       11,870,888        5,184,225
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $       343,269  $     1,116,941  $    25,244,665  $ 1,323,992,080  $   374,572,231  $    89,307,176
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          9.85  $         14.20  $          8.61  $         11.33  $          8.03  $         11.18
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         14.17  $         19.54  $         13.53  $         42.88  $        105.84  $         52.86
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                               Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                 Investment       Investment       Investment       Investment       Investment       Investment
                                   Series           Series           Series           Series           Series           Series
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                    Global
                                  Global           Dividend                                           Limited
                                 Advantage          Growth         High Yield     Income Builder      Duration       Money Market
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    15,727,786  $   154,443,261  $    26,456,357  $    32,763,899  $    32,271,153  $   124,279,183
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    15,727,786  $   154,443,261  $    26,456,357  $    32,763,899  $    32,271,153  $   124,279,183
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    15,722,760  $   153,255,312  $    26,197,423  $    32,715,994  $    32,244,584  $   123,511,747
Contracts in payout
   (annuitization) period               5,026        1,187,949          258,934           47,905           26,569          767,436

   Total net assets           $    15,727,786  $   154,443,261  $    26,456,357  $    32,763,899  $    32,271,153  $   124,279,183
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    1,535,917        8,671,716       22,807,204        2,410,883        3,400,543      124,279,183
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    13,694,351  $   109,048,611  $    39,656,865  $    26,994,908  $    33,698,642  $   124,279,183
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          8.72  $         14.64  $          4.93  $         13.87  $         10.99  $         10.18
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         10.38  $         28.79  $         18.36  $         18.98  $         12.33  $         24.26
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                                                                              Morgan Stanley    Morgan Stanley
                               Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley     Variable         Variable
                                  Variable       Variable        Variable        Variable       Investment       Investment
                                 Investment      Investment      Investment      Investment       Series           Series
                                   Series          Series          Series          Series    (Class Y Shares)  (Class Y Shares)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account
                              --------------- --------------- --------------- --------------- --------------- -----------------

                                                                                                 Aggressive       Dividend
                                  Quality                                                          Equity          Growth
                                Income Plus    S&P 500 Index     Strategist       Utilities   (Class Y Shares) (Class Y Shares)
                              --------------- --------------- --------------- --------------- --------------- -----------------
ASSETS
Investments at fair
   value                      $   170,943,218 $    77,960,121 $   241,744,152 $   132,186,466 $    30,430,084 $     129,082,212
                              --------------- --------------- --------------- --------------- --------------- -----------------

   Total assets               $   170,943,218 $    77,960,121 $   241,744,152 $   132,186,466 $    30,430,084 $     129,082,212
                              =============== =============== =============== =============== =============== =================

NET ASSETS
Accumulation units            $   168,698,609 $    77,606,780 $   238,612,829 $   130,444,173 $    30,430,084 $     129,049,431
Contracts in payout
   (annuitization) period           2,244,609         353,341       3,131,323       1,742,293               -            32,781

   Total net assets           $   170,943,218 $    77,960,121 $   241,744,152 $   132,186,466 $    30,430,084 $     129,082,212
                              =============== =============== =============== =============== =============== =================

FUND SHARE INFORMATION
Number of shares                   16,264,816       5,987,720      14,624,571       6,799,715       2,077,139         7,818,426
                              =============== =============== =============== =============== =============== =================

Cost of investments           $   171,574,188 $    62,635,811 $   219,322,345 $   107,431,929 $    22,420,484 $     103,687,547
                              =============== =============== =============== =============== =============== =================

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.09 $          9.51 $         12.04 $         10.03 $          8.20 $           10.96
                              =============== =============== =============== =============== =============== =================

   Highest                    $         34.48 $         12.66 $         50.41 $         36.08 $         17.48 $           14.90
                              =============== =============== =============== =============== =============== =================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                   Variable         Variable         Variable         Variable         Variable         Variable
                                  Investment       Investment       Investment       Investment       Investment       Investment
                                    Series           Series           Series           Series           Series           Series
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

                                                   European         Global            Global
                                  Equity            Growth         Advantage     Dividend Growth     High Yield     Income Builder
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments at fair value     $    110,188,955 $     44,439,273 $     10,540,924 $     72,766,591 $     28,708,441 $     43,340,845
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

   Total assets               $    110,188,955 $     44,439,273 $     10,540,924 $     72,766,591 $     28,708,441 $     43,340,845
                              ================ ================ ================ ================ ================ ================

NET ASSETS
Accumulation units            $    110,153,233 $     44,430,462 $     10,540,924 $     72,740,289 $     28,708,441 $     43,322,831
Contracts in payout
   (annuitization) period               35,722            8,811                -           26,302                -           18,014

   Total net assets           $    110,188,955 $     44,439,273 $     10,540,924 $     72,766,591 $     28,708,441 $     43,340,845
                              ================ ================ ================ ================ ================ ================

FUND SHARE INFORMATION
Number of shares                     3,742,831        1,764,163        1,034,438        4,120,419       24,748,656        3,196,228
                              ================ ================ ================ ================ ================ ================

Cost of investments           $     91,669,677 $     29,819,434 $      8,146,533 $     50,911,434 $     29,418,806 $     34,268,427
                              ================ ================ ================ ================ ================ ================

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $           7.55 $          10.76 $           8.39 $          14.10 $           5.88 $          12.84
                              ================ ================ ================ ================ ================ ================

    Highest                   $          15.53 $          19.32 $          17.15 $          18.47 $          13.89 $          15.11
                              ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                               Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                 Investment       Investment       Investment       Investment       Investment       Investment
                                   Series           Series           Series           Series           Series           Series
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

                                  Limited                           Quality
                                  Duration       Money Market     Income Plus     S&P 500 Index      Strategist       Utilities
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
ASSETS
Investments at fair value     $    110,354,650 $     99,057,805 $    205,029,703 $    161,681,023 $     98,825,765 $     33,317,211
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

    Total assets              $    110,354,650 $     99,057,805 $    205,029,703 $    161,681,023 $     98,825,765 $     33,317,211
                              ================ ================ ================ ================ ================ ================

NET ASSETS
Accumulation units            $    110,310,580 $     98,997,936 $    204,823,271 $    161,660,867 $     98,797,619 $     33,296,700
Contracts in payout
   (annuitization) period               44,070           59,869          206,432           20,156           28,146           20,511

   Total net assets           $    110,354,650 $     99,057,805 $    205,029,703 $    161,681,023 $     98,825,765 $     33,317,211
                              ================ ================ ================ ================ ================ ================

FUND SHARE INFORMATION
Number of shares                    11,653,078       99,057,805       19,545,253       12,514,011        5,985,813        1,714,730
                              ================ ================ ================ ================ ================ ================

Cost of investments           $    115,508,604 $     99,057,805 $    205,081,599 $    126,245,023 $     89,302,043 $     26,856,403
                              ================ ================ ================ ================ ================ ================

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $           9.81 $           9.78 $          10.78 $           9.04 $          11.62 $           9.13
                              ================ ================ ================ ================ ================ ================

   Highest                    $          11.44 $          10.72 $          14.07 $          15.46 $          15.81 $          18.27
                              ================ ================ ================ ================ ================ ================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                           Neuberger & Berman Neuberger & Berman  Oppernheimer    Oppernheimer      Oppernheimer     Oppernheimer
                                  Advisors         Advisors         Variable        Variable          Variable         Variable
                             Management Trust  Management Trust  Account Funds    Account Funds    Account Funds    Account Funds
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                                   Oppenheimer                       Oppenheimer
                                    AMT                           Oppenheimer         Capital       Oppenheimer        Global
                               Mid-Cap Growth    AMT Partners       Balanced       Appreciation      Core Bond       Securities
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $         6,818  $       141,701  $     8,116,498  $    12,520,287  $     4,088,841  $    12,151,425
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $         6,818  $       141,701  $     8,116,498  $    12,520,287  $     4,088,841  $    12,151,425
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $         6,818  $       141,701  $     8,084,206  $    12,520,287  $     4,088,841  $    12,151,425
Contracts in payout
   (annuitization) period                   -                -           32,292                -                -                -

   Total net assets           $         6,818  $       141,701  $     8,116,498  $    12,520,287  $     4,088,841  $    12,151,425
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                          293            6,697          458,818          302,203          366,384          330,292
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $         7,236  $       123,092  $     7,080,203  $    11,168,110  $     4,036,827  $     8,547,914
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         15.73  $         15.40  $         12.42  $          8.20  $         13.52  $         13.39
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         16.01  $         15.40  $         15.70  $         13.15  $         13.93  $         21.40
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Oppenheimer
                                                                                                                       Variable
                                Oppernheimer     Oppernheimer     Oppernheimer     Oppernheimer     Oppernheimer    Account Funds
                                  Variable         Variable         Variable         Variable         Variable      (Service Class
                               Account Funds    Account Funds    Account Funds    Account Funds    Account Funds       ("SC"))
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                  Oppenheimer
                                                                  Main Street      Oppenheimer
                                Oppenheimer      Oppenheimer       Small Cap         MidCap         Oppenheimer     Oppenheimer
                                High Income      Main Street         Growth           Fund         Strategic Bond   Balanced (SC)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     1,907,988  $     8,285,507  $     4,715,826  $     2,481,061  $     6,284,982  $    42,540,857
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     1,907,988  $     8,285,507  $     4,715,826  $     2,481,061  $     6,284,982  $    42,540,857
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     1,907,988  $     8,285,507  $     4,715,826  $     2,481,061  $     6,284,982  $    42,505,133
Contracts in payout
   (annuitization) period                   -                -                -                -                -           35,724

   Total net assets           $     1,907,988  $     8,285,507  $     4,715,826  $     2,481,061  $     6,284,982  $    42,540,857
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      223,157          334,363          246,257           48,792        1,194,863        2,421,221
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     1,862,035  $     6,631,564  $     3,115,693  $     2,374,374  $     5,585,112  $    38,086,146
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         13.16  $          9.74  $         21.02  $          5.43  $         13.98  $         15.14
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         13.36  $         14.58  $         21.65  $         13.43  $         15.36  $         15.99
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------
                                 Oppenheimer      Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer
                                   Variable        Variable         Variable        Variable        Variable        Variable
                                Account Funds    Account Funds   Account Funds   Account Funds   Account Funds   Account Funds
                               (Service Class    (Service Class  (Service Class  (Service Class  (Service Class (Service Class
                                   ("SC"))          ("SC"))         ("SC"))         ("SC"))         ("SC"))          ("SC"))
                                 Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              ----------------- --------------- --------------- --------------- --------------- ---------------

                                                                                                                  Oppenheimer
                                 Oppenheimer                      Oppenheimer     Oppenheimer     Oppenheimer      Main Street
                                   Capital         Oppenheimer      Global            High            Main         Small Cap
                              Appreciation (SC)  Core Bond (SC) Securities (SC)   Income (SC)     Street (SC)      Growth (SC)
                              ----------------- --------------- --------------- --------------- --------------- ---------------
ASSETS
Investments at fair value     $      79,300,703 $    32,374,306 $    44,168,078 $    40,761,249 $   117,037,426 $    55,314,677
                              ----------------- --------------- --------------- --------------- --------------- ---------------

   Total assets               $      79,300,703 $    32,374,306 $    44,168,078 $    40,761,249 $   117,037,426 $    55,314,677
                              ================= =============== =============== =============== =============== ===============

NET ASSETS
Accumulation units            $      79,202,026 $    32,374,306 $    44,137,111 $    40,645,158 $   116,968,323 $    55,304,771
Contracts in payout
   (annuitization) period                98,677               -          30,967         116,091          69,103           9,906

   Total net assets           $      79,300,703 $    32,374,306 $    44,168,078 $    40,761,249 $   117,037,426 $    55,314,677
                              ================= =============== =============== =============== =============== ===============

FUND SHARE INFORMATION
Number of shares                      1,929,927       2,916,604       1,210,416       4,795,441       4,761,490       2,914,367
                              ================= =============== =============== =============== =============== ===============

Cost of investments           $      69,451,410 $    31,672,969 $    33,073,758 $    39,600,686 $    94,558,710 $    43,470,173
                              ================= =============== =============== =============== =============== ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $           13.54 $         10.29 $         20.80 $         14.39 $         15.27 $         20.13
                              ================= =============== =============== =============== =============== ===============

   Highest                    $           14.27 $         10.59 $         21.92 $         15.19 $         16.20 $         21.28
                              ================= =============== =============== =============== =============== ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                Oppenheimer      Oppenheimer
                                  Variable         Variable          PIMCO            PIMCO
                               Account Funds    Account Funds       Advisors         Advisors          PIMCO            PIMCO
                               (Service Class (Service Class        Variable         Variable         Variable         Variable
                                   ("SC"))          ("SC"))     Insurance Trust  Insurance Trust  Insurance Trust  Insurance Trust
                                 Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                 Oppenheimer
                                Oppenheimer       Strategic                           OpCap
                              MidCap Fund (SC)     Bond (SC)     OpCap Balanced     Small Cap       Foreign Bond     Money Market
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    22,453,432  $   132,951,330  $        10,216  $         2,209  $         2,744  $         9,178
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    22,453,432  $   132,951,330  $        10,216  $         2,209  $         2,744  $         9,178
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    22,453,432  $   132,493,365  $        10,216  $         2,209  $         2,744  $         9,178
Contracts in payout
   (annuitization) period                   -          457,965                -                -                -                -

   Total net assets           $    22,453,432  $   132,951,330  $        10,216  $         2,209  $         2,744  $         9,178
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      447,369       24,897,253              901               60              272            9,178
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    18,754,336  $   125,839,828  $         9,017  $         1,697  $         2,749  $         9,178
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         15.66  $         13.20  $         11.92  $         18.26  $         11.72  $         10.29
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         16.47  $         14.00  $         11.92  $         18.26  $         11.72  $         10.29
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                   PIMCO           PIMCO           PIMCO          PIMCO             PIMCO
                                  Variable        Variable        Variable       Variable          Variable         Putnam
                              Insurance Trust Insurance Trust Insurance Trust Insurance Trust  Insurance Trust  Variable Trust
                                Sub-Account     Sub-Account     Sub-Account    Sub-Account       Sub-Account      Sub-Account
                              --------------- --------------- --------------- ---------------  --------------- ---------------

                                                 PIMCO VIT       PIMCO VIT
                                                 Commodity       Emerging        PIMCO VIT        PIMCO VIT       VT American
                                   PIMCO        Real Return    Markets Bond     Real Return      Total Return      Government
                               Total Return      Strategy     (Admin Shares)  (Advisor Shares) (Advisor Shares)      Income
                              --------------- --------------- --------------- ---------------- ---------------- ---------------
ASSETS
Investments at fair value     $        12,548 $     2,033,588 $       457,918 $      1,798,347 $     12,030,737 $    49,819,258
                              --------------- --------------- --------------- ---------------- ---------------- ---------------

   Total assets               $        12,548 $     2,033,588 $       457,918 $      1,798,347 $     12,030,737 $    49,819,258
                              =============== =============== =============== ================ ================ ===============

NET ASSETS
Accumulation units            $        12,548 $     2,033,588 $       457,918 $      1,798,347 $     12,030,737 $    49,287,244
Contracts in payout
   (annuitization) period                   -               -               -               -                 -         532,014

   Total net assets           $        12,548 $     2,033,588 $       457,918 $      1,798,347 $     12,030,737 $    49,819,258
                              =============== =============== =============== ================ ================ ===============

FUND SHARE INFORMATION
Number of shares                        1,240         179,964          32,802          150,742        1,188,808       4,393,233
                              =============== =============== =============== ================ ================ ===============

Cost of investments           $        12,878 $     2,154,497 $       446,949 $      1,870,133 $     12,010,459 $    51,209,163
                              =============== =============== =============== ================ ================ ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         11.83 $          9.44 $         10.65 $          10.08 $          10.25 $          6.94
                              =============== =============== =============== ================ ================ ===============

   Highest                    $         11.83 $          9.52 $         10.73 $          10.15 $          10.33 $         13.46
                              =============== =============== =============== ================ ================ ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam           Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account     Sub-Account       Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                                                                    VT The George
                                 VT Capital       VT Capital      VT Discovery    VT Diversified        VT           Putnam Fund
                                Appreciation    Opportunities        Growth           Income       Equity Income      of Boston
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    16,265,051  $     8,301,989  $    16,757,460  $    83,597,859  $    36,749,857  $   211,492,030
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    16,265,051  $     8,301,989  $    16,757,460  $    83,597,859  $    36,749,857  $   211,492,030
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    16,261,558  $     8,301,989  $    16,746,213  $    83,377,076  $    36,582,325  $   210,916,932
Contracts in payout
   (annuitization) period               3,493                -           11,247          220,783          167,532          575,098

   Total net assets           $    16,265,051  $     8,301,989  $    16,757,460  $    83,597,859  $    36,749,857  $   211,492,030
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    1,706,721          487,206        2,830,652        9,521,396        2,327,413       17,055,809
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    13,097,571  $     7,291,118  $    11,904,309  $    83,630,781  $    29,814,020  $   179,825,233
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          9.29  $         18.29  $          5.29  $         13.54  $         15.73  $         12.22
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         10.10  $         18.98  $         14.27  $         15.14  $         16.54  $         14.73
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam           Putnam          Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                     VT
                                Global Asset         VT          VT Growth and      VT Growth        VT Health
                                 Allocation     Global Equity        Income       Opportunities       Sciences      VT High Yield
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    51,614,446  $    59,229,417  $   557,236,628  $    20,995,299  $    67,226,521  $    97,206,720
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    51,614,446  $    59,229,417  $   557,236,628  $    20,995,299  $    67,226,521  $    97,206,720
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    51,483,132  $    59,150,240  $   556,438,154  $    20,967,995  $    67,204,064  $    97,083,363
Contracts in payout
   (annuitization) period             131,314           79,177          798,474           27,304           22,457          123,357

   Total net assets           $    51,614,446  $    59,229,417  $   557,236,628  $    20,995,299  $    67,226,521  $    97,206,720
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    3,120,583        4,364,732       18,979,449        4,006,737        4,943,127       12,494,437
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    45,078,272  $    67,102,099  $   455,100,028  $    25,516,457  $    58,795,385  $    95,131,271
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.95  $          6.71  $         11.50  $          4.38  $          9.99  $         12.91
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         15.85  $         10.82  $         17.71  $         11.30  $         13.64  $         16.27
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam           Putnam           Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                       VT              VT
                                                      VT         International    International
                                                International     Growth and           New                                VT
                                  VT Income         Equity           Income       Opportunities     VT Investors     Mid Cap Value
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $   214,022,515  $   332,656,980  $    73,974,970  $    40,873,805  $   172,343,233  $    19,861,723
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $   214,022,515  $   332,656,980  $    73,974,970  $    40,873,805  $   172,343,233  $    19,861,723
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $   213,191,960  $   332,249,445  $    73,909,767  $    40,873,805  $   172,083,893  $    19,861,723
Contracts in payout
   (annuitization) period             830,555          407,535           65,203                -          259,340                -

   Total net assets           $   214,022,515  $   332,656,980  $    73,974,970  $    40,873,805  $   172,343,233  $    19,861,723
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                   16,972,444       16,117,102        3,850,857        2,239,661       14,114,925        1,119,601
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $   211,903,739  $   239,860,023  $    49,000,787  $    30,725,966  $   170,281,088  $    16,413,544
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.69  $         10.82  $         14.50  $          6.91  $          7.46  $         17.81
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         13.69  $         21.57  $         21.06  $         14.14  $         17.56  $         18.72
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam           Putnam          Putnam            Putnam
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                 Sub-Account      Sub-Account      Sub-Account     Sub-Account      Sub-Account       Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  --------------

                                                                                    VT OTC &
                                     VT             VT New                          Emerging                         VT Small Cap
                                Money Market    Opportunities     VT New Value       Growth         VT Research          Value
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $   150,672,007  $   109,501,230  $   201,898,924  $    29,517,870  $    84,867,780  $   164,020,480
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $   150,672,007  $   109,501,230  $   201,898,924  $    29,517,870  $    84,867,780  $   164,020,480
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $   150,120,671  $   109,300,845  $   201,605,140  $    29,495,048  $    84,544,949  $   163,856,080
Contracts in payout
   (annuitization) period             551,336          200,385          293,784           22,822          322,831          164,400

   Total net assets           $   150,672,007  $   109,501,230  $   201,898,924  $    29,517,870  $    84,867,780  $   164,020,480
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                  150,672,007        5,464,133       11,008,665        4,071,430        6,468,581        6,758,157
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $   150,672,007  $   148,558,360  $   158,862,847  $    42,818,603  $    78,460,072  $   110,329,509
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          9.75  $          5.07  $         12.26  $          2.37  $          8.37  $         15.78
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         11.46  $         17.21  $         20.00  $          5.84  $         15.94  $         29.02
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                   Putnam           Putnam           Putnam            Rydex         STI Classic     STI Classic
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust
                                Sub-Account       Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                VT Utilities                                                                             STI
                                 Growth and                                                          STI Capital    International
                                   Income          VT Vista        VT Voyager       Rydex OTC       Appreciation       Equity
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    50,959,010  $    87,411,859  $   303,968,673  $         4,635  $    21,018,168  $     4,133,373
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    50,959,010  $    87,411,859  $   303,968,673  $         4,635  $    21,018,168  $     4,133,373
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    50,804,864  $    87,310,615  $   303,766,878  $         4,635  $    20,951,424  $     4,126,319
Contracts in payout
   (annuitization) period             154,146          101,244          201,795                -           66,744            7,054

   Total net assets           $    50,959,010  $    87,411,859  $   303,968,673  $         4,635  $    21,018,168  $     4,133,373
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    2,870,930        5,946,385       10,108,702              301        1,242,943          275,926
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    40,416,465  $    89,771,666  $   378,654,996  $         4,164  $    20,562,135  $     3,090,723
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.15  $          6.40  $          5.88  $         13.09  $          8.63  $         13.38
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         22.82  $         18.41  $         14.04  $         13.09  $         23.05  $         19.80
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    The Universal
                                STI Classic       STI Classic      STI Classic      STI Classic      STI Classic    Institutional
                               Variable Trust   Variable Trust   Variable Trust   Variable Trust   Variable Trust    Funds, Inc.
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                   STI Large       STI Large                                          Van Kampen
                               STI Investment    Cap Relative      Cap Value            STI         STI Small Cap    UIF Emerging
                                 Grade Bond          Value           Equity       Mid-Cap Equity    Value Equity    Markets Equity
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $     9,070,058  $     5,012,867  $    22,014,500  $     8,465,017  $    10,021,419  $    63,047,185
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $     9,070,058  $     5,012,867  $    22,014,500  $     8,465,017  $    10,021,419  $    63,047,185
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $     9,069,569  $     5,012,867  $    21,915,077  $     8,441,021  $    10,010,281  $    62,836,180
Contracts in payout
   (annuitization) period                 489                -           99,423           23,996           11,138          211,005

   Total net assets           $     9,070,058  $     5,012,867  $    22,014,500  $     8,465,017  $    10,021,419  $    63,047,185
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                      893,602          380,339        1,247,280          615,638          620,137        3,226,570
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $     9,069,793  $     4,003,186  $    17,006,082  $     7,168,986  $     8,409,786  $    35,097,432
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         10.30  $         12.17  $         12.97  $         11.08  $         18.26  $         16.42
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         15.30  $         15.82  $         24.13  $         21.02  $         29.66  $         27.98
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                               The Universal    The Universal    The Universal    The Universal    The Universal    The Universal
                               Institutional    Institutional    Institutional    Institutional    Institutional    Institutional
                                Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                   Van Kampen                      Van Kampen UIF
                               Van Kampen UIF   Van Kampen UIF     UIF Global       Van Kampen     International    Van Kampen UIF
                               Equity Growth     Fixed Income     Value Equity    UIF High Yield       Magnum       Mid Cap Growth
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    58,188,938  $     1,863,307  $        54,227  $         8,727  $    40,738,522  $   40,057,080
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    58,188,938  $     1,863,307  $        54,227  $         8,727  $    40,738,522  $   40,057,080
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    58,137,984  $     1,863,307  $        54,227  $         8,727  $    40,637,495  $   40,057,080
Contracts in payout
   (annuitization) period              50,954                -                -                -          101,027                -

   Total net assets           $    58,188,938  $     1,863,307  $        54,227  $         8,727  $    40,738,522  $   40,057,080
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    3,530,882          163,448            3,194              644        2,856,839       3,209,702
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    51,740,815  $     1,841,320  $        39,514  $         4,052  $    31,012,371  $   30,202,343
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $          7.25          $ 11.53  $         13.17  $         13.61  $         11.28  $        14.78
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         13.47          $ 14.03  $         16.03  $         13.61  $         16.33  $        17.91
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                  The Universal    The Universal    The Universal
                               The Universal    The Universal    The Universal    Institutional    Institutional    Institutional
                               Institutional    Institutional    Institutional     Funds, Inc.      Funds, Inc.      Funds, Inc.
                                Funds, Inc.      Funds, Inc.      Funds, Inc.       (Class II)       (Class II)       (Class II)
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                                                    Van Kampen       Van Kampen       Van Kampen
                                 Van Kampen       Van Kampen                       UIF Emerging     UIF Emerging    UIF Equity and
                                  UIF U.S.         UIF U.S.        Van Kampen      Markets Debt    Markets Equity       Income
                               Mid Cap Value     Real Estate        UIF Value       (Class II)       (Class II)       (Class II)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $   141,489,131  $    79,513,161  $       342,010  $    29,699,057  $    34,945,258  $    83,763,314
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $   141,489,131  $    79,513,161  $       342,010  $    29,699,057  $    34,945,258  $    83,763,314
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $   141,371,932  $    79,414,530  $       342,010  $    29,696,038  $    34,945,258  $    83,673,884
Contracts in payout
   (annuitization) period             117,199           98,631                -            3,019                -           89,430

   Total net assets           $   141,489,131  $    79,513,161  $       342,010  $    29,699,057  $    34,945,258  $    83,763,314
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    7,167,636        2,708,214           23,000        3,340,726        1,790,228        5,625,474
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $   105,015,096  $    42,939,547  $       286,050  $    28,753,394  $    22,823,011  $    74,113,208
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         13.03  $         24.84  $         13.12  $         14.19  $         30.84  $             -
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         20.47  $         40.50  $         17.11  $         18.37  $         32.37  $         15.07
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                               The Universal    The Universal    The Universal    The Universal    The Universal    The Universal
                               Institutional    Institutional    Institutional    Institutional    Institutional    Institutional
                                Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.      Funds, Inc.
                                 (Class II)       (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                                  Van Kampen       Van Kampen                      Van Kampen UIF   Van Kampen UIF
                               Van Kampen UIF     UIF Global       UIF Int'l      Van Kampen UIF   Small Company     U.S. Mid Cap
                               Equity Growth       Franchise     Growth Equity    Mid Cap Growth       Growth           Value
                                 (Class II)       (Class II)       (Class II)       (Class II)       (Class II)       (Class II)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $    18,809,068  $   113,948,468  $     3,764,926  $    49,626,832  $    27,590,958  $    81,291,108
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $    18,809,068  $   113,948,468  $     3,764,926  $    49,626,832  $    27,590,958  $    81,291,108
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $    18,785,974  $   113,832,810  $     3,764,926  $    49,626,832  $    27,533,993  $    81,227,059
Contracts in payout
   (annuitization) period              23,094          115,658                -                -           56,965           64,049

   Total net assets                18,809,068  $   113,948,468  $     3,764,926  $    49,626,832  $    27,590,958  $    81,291,108
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    1,151,106        6,319,937          347,318        3,995,719        1,537,958        4,130,646
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    15,166,825  $    92,358,227  $     3,387,037  $    42,018,315  $    21,930,136  $    67,431,054
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.15  $             -  $         10.68  $          9.77  $         18.74  $         14.43
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         14.51  $         18.08  $         10.76  $         19.62  $         19.67  $         19.98
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Van Kampen
                               The Universal      Van Kampen       Van Kampen       Van Kampen       Van Kampen          Life
                               Institutional         Life             Life             Life             Life          Investment
                                Funds, Inc.       Investment       Investment       Investment       Investment         Trust
                                 (Class II)         Trust            Trust            Trust            Trust          (Class II)
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                Van Kampen
                                 UIF U.S.                                                                           LIT Aggressive
                                Real Estate           LIT              LIT             LIT             Strat            Growth
                                (Class II)         Comstock        Government      Money Market       Growth I        (Class II)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $   118,644,914  $   106,182,837  $     1,625,914  $     2,930,986  $    51,747,722  $    21,979,686
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

   Total assets               $   118,644,914  $   106,182,837  $     1,625,914  $     2,930,986  $    51,747,722  $    21,979,686
                              ===============  ===============  ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $   118,591,557  $   106,017,494  $     1,625,914  $     2,930,986  $    51,633,097  $    21,979,686
Contracts in payout
   (annuitization) period              53,357          165,343                -                -          114,625                -

   Total net assets           $   118,644,914  $   106,182,837  $     1,625,914  $     2,930,986  $    51,747,722  $    21,979,686
                              ===============  ===============  ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                    4,077,145        7,198,836          174,829        2,930,986        1,796,172        4,194,596
                              ===============  ===============  ===============  ===============  ===============  ===============

Cost of investments           $    79,333,348  $    86,676,782  $     1,617,921  $     2,930,986  $    61,204,900  $    19,058,562
                              ===============  ===============  ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         25.62  $         13.81  $         11.27  $         10.91  $          4.80  $         12.23
                              ===============  ===============  ===============  ===============  ===============  ===============

   Highest                    $         30.72  $         17.04  $         11.48  $         11.23  $         13.84  $         16.57
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF NET ASSETS
December 31, 2006
------------------------------------------------------------------------------------------------

                                 Van Kampen       Van Kampen       Van Kampen      Van Kampen
                                    Life             Life             Life            Life
                                 Investment       Investment       Investment      Investment
                                    Trust            Trust            Trust           Trust
                                 (Class II)       (Class II)       (Class II)      (Class II)
                                 Sub-Account      Sub-Account      Sub-Account     Sub-account
                              ---------------  ---------------  ---------------  ---------------

                                                LIT Growth and         LIT
                                LIT Comstock        Income        Money Market        Strat
                                 (Class II)       (Class II)       (Class II)       Growth II
                              ---------------  ---------------  ---------------  ---------------
ASSETS
Investments at fair value     $   356,768,909  $   171,901,585  $    31,042,091  $    65,541,994
                              ---------------  ---------------  ---------------  ---------------

   Total assets               $   356,768,909  $   171,901,585  $    31,042,091  $    65,541,994
                              ===============  ===============  ===============  ===============

NET ASSETS
Accumulation units            $   356,690,753  $   171,545,102  $    31,042,091  $    65,541,994
Contracts in payout
   (annuitization) period              78,156          356,483                -                -

   Total net assets           $   356,768,909  $   171,901,585  $    31,042,091  $    65,541,994
                              ===============  ===============  ===============  ===============

FUND SHARE INFORMATION
Number of shares                   24,269,994        7,827,941       31,042,091        2,296,496
                              ===============  ===============  ===============  ===============

Cost of investments           $   290,202,047  $   139,782,752  $    31,042,091  $    57,054,497
                              ===============  ===============  ===============  ===============

ACCUMULATION UNIT FAIR VALUE
   Lowest                     $         12.93  $         15.80  $          9.92  $          7.43
                              ===============  ===============  ===============  ===============

   Highest                    $         17.09  $         18.77  $         10.32  $         13.45
                              ===============  ===============  ===============  ===============

See notes to financial statements

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                     AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                       Insurance      Insurance       Insurance        Insurance       Insurance       Insurance
                                         Funds          Funds           Funds            Funds           Funds           Funds
                                      Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------

                                                                                                       AIM V. I.
                                       AIM V. I.      AIM V. I.                                         Capital        AIM V. I.
                                      Aggressive        Basic          AIM V. I.       AIM V. I.      Appreciation      Capital
                                      Growth (a)      Balanced        Basic Value    Blue Chip (b)    (a) (c) (d)     Development
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $      935,640  $      120,261  $       47,469  $      112,151  $            -
Charges from Allstate Life
   Insurance Company:
      Mortality and expense risk          (115,060)       (650,448)       (409,604)       (114,990)     (2,270,925)       (321,357)
      Administrative expense                (9,110)        (51,585)        (31,910)         (8,895)       (169,400)        (25,272)
                                    --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income (loss)        (124,170)        233,607        (321,253)        (76,416)     (2,328,174)       (346,629)
                                    --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               29,844,209      12,722,576       8,388,164      20,545,780      42,347,018       7,148,050
      Cost of investments sold          29,185,536      12,594,599       6,684,848      23,375,367      42,212,281       5,078,092
                                    --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains (losses)
            on fund shares                 658,673         127,977       1,703,316      (2,829,587)        134,737       2,069,958

Realized gain distributions                      -               -       1,329,702               -               -         426,335
                                    --------------  --------------  --------------  --------------  --------------  --------------

   Net realized gains (losses)             658,673         127,977       3,033,018      (2,829,587)        134,737       2,496,293

Change in unrealized gains (losses)      1,881,646       4,018,486         794,922       2,202,421       5,373,453       1,380,005
                                    --------------  --------------  --------------  --------------  --------------  --------------

   Net realized and unrealized
      gains (losses) on investments      2,540,319       4,146,463       3,827,940        (627,166)      5,508,190       3,876,298
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                  $    2,416,149  $    4,380,070  $    3,506,687  $     (703,582) $    3,180,016  $    3,529,669
                                    ==============  ==============  ==============  ==============  ==============  ==============

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I. Capital Appreciation
(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For The Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                     AIM Variable   AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                      Insurance       Insurance       Insurance       Insurance        Insurance      Insurance
                                        Funds           Funds           Funds           Funds            Funds          Funds
                                     Sub-account     Sub-account     Sub-account     Sub-account      Sub-account    Sub-account
                                   --------------  --------------  --------------  --------------  --------------  --------------

                                      AIM V. I.       AIM V. I.       AIM V. I.       AIM V. I.
                                        Core         Demographic     Diversified     Government       AIM V. I.       AIM V. I.
                                     Equity (e)       Trends (c)       Income        Securities      Growth (d)      High Yield
                                   --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $    1,252,006  $            -  $    1,385,552  $    1,032,580  $            -  $    1,105,001
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk        (2,480,846)       (101,287)       (309,163)       (363,972)       (326,565)       (179,414)
     Administrative expense              (190,580)         (7,930)        (24,608)        (28,792)        (24,723)        (14,222)
                                   --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)      (1,419,420)       (109,217)      1,051,781         639,816        (351,288)        911,365
                                   --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales               47,656,779      10,528,761       6,965,812       9,612,681      80,501,156       5,055,837
     Cost of investments sold          45,854,500      13,902,135       7,656,266       9,542,304      99,703,537       5,288,530
                                   --------------  --------------  --------------  --------------  --------------  --------------

        Realized gains (losses)
           on fund shares               1,802,279      (3,373,374)       (690,454)         70,377     (19,202,381)       (232,693)

Realized gain distributions                     -         947,588               -               -               -               -
                                   --------------  --------------  --------------  --------------  --------------  --------------

  Net realized gains (losses)           1,802,279      (2,425,786)       (690,454)         70,377     (19,202,381)       (232,693)

Change in unrealized gains (losses)    23,921,285       2,830,530         352,573        (159,158)     24,515,493         564,387
                                   --------------  --------------  --------------  --------------  --------------  --------------

  Net realized and unrealized
     gains (losses) on investments     25,723,564         404,744        (337,881)        (88,781)      5,313,112         331,694
                                   --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS           $   24,304,144  $      295,527  $      713,900  $      551,035  $    4,961,824  $    1,243,059
                                   ==============  ==============  ==============  ==============  ==============  ==============

(c) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation
(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                      AIM Variable   AIM Variable    AIM Variable    AIM Variable    AIM Variable    AIM Variable
                                       Insurance      Insurance        Insurance       Insurance      Insurance       Insurance
                                         Funds          Funds            Funds           Funds          Funds           Funds
                                      Sub-Account    Sub-Account      Sub-Account     Sub-Account    Sub-Account     Sub-Account
                                     -------------  --------------  --------------  --------------  --------------  --------------

                                       AIM V. I.      AIM V. I.        AIM V. I.
                                     International    Large Cap         Mid Cap        AIM V. I.       AIM V. I.       AIM V. I.
                                         Growth     Growth (b) (f)    Core Equity    Money Market  Premier Equity (e) Technology
                                     -------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $     591,644  $       31,705  $      268,309  $      878,918  $    1,480,824  $            -
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk           (732,925)       (132,578)       (394,503)       (264,609)       (637,727)        (71,275)
     Administrative expense                (57,219)        (10,239)        (29,896)        (20,884)        (47,632)         (5,661)
                                     -------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)         (198,500)       (111,112)       (156,090)        593,425         795,465         (76,936)
                                     -------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales                14,144,152       1,811,972       9,285,607      17,861,237     154,815,844       2,117,661
     Cost of investments sold           10,036,039       1,730,451       8,088,502      17,861,237     170,460,712       1,828,116
                                     -------------  --------------  --------------  --------------  --------------  --------------

        Realized gains (losses)
          on fund shares                 4,108,113          81,521       1,197,105               -     (15,644,868)        289,545

Realized gain distributions                      -               -       2,858,816               -               -               -
                                     -------------  --------------  --------------  --------------  --------------  --------------

     Net realized gains (losses)         4,108,113          81,521       4,055,921               -     (15,644,868)        289,545

Change in unrealized gains (losses)      9,674,730       1,931,575      (1,232,880)              -      22,086,795         275,452
                                     -------------  --------------  --------------  --------------  --------------  --------------

     Net realized and unrealized
       gains (losses) on investments    13,782,843       2,013,096       2,823,041               -       6,441,927         564,997
                                     -------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
  NET ASSETS FROM
  OPERATIONS                         $  13,584,343  $    1,901,984  $    2,666,951  $      593,425  $    7,237,392     $   488,061
                                     =============  ==============  ==============  ==============  ==============  ==============

(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(f) For the period beginning June 12, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                   AIM Variable   AIM Variable    AIM Variable     AIM Variable      AIM Variable
                                   AIM Variable     Insurance       Insurance       Insurance       Insurance         Insurance
                                    Insurance         Funds           Funds           Funds           Funds             Funds
                                      Funds         Series II       Series II       Series II       Series II         Series II
                                   Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account       Sub-Account
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

                                                                                                                     AIM V. I.
                                                    AIM V. I.       AIM V. I.                                         Capital
                                     AIM V. I.     Aggressive         Basic         AIM V. I.       AIM V. I.      Appreciation II
                                     Utilities    Growth II (g)    Balanced II   Basic Value II  Blue Chip II (h)    (g) (i) (j)
                                   ------------  --------------  --------------  --------------  ----------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                          $    468,761  $            -  $       32,087  $       27,232  $              -  $             -
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk        (176,212)         (3,530)        (28,519)       (333,258)           (6,767)        (118,181)
     Administrative expense             (13,814)           (219)         (1,915)        (38,375)             (468)         (13,801)
                                   ------------  --------------  --------------  --------------  ----------------  ---------------
     Net investment income (loss)       278,735          (3,749)          1,653        (344,401)           (7,235)        (131,982)
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales              4,291,237         698,931         446,400       2,827,175         1,011,471        1,135,635
     Cost of investments sold         3,140,017         506,616         383,057       2,303,768           899,482          965,651
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

        Realized gains (losses)
           on fund shares             1,151,220         192,315          63,343         523,407           111,989          169,984

Realized gain distributions             289,411               -               -         946,313                 -                -
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

     Net realized gains (losses)      1,440,631         192,315          63,343       1,469,720           111,989         169,984

Change in unrealized gains (losses)   1,253,685        (132,272)         94,822       1,170,468          (146,355)        249,909
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

   Net realized and unrealized
     gains (losses) on investments    2,694,316          60,043         158,165       2,640,188           (34,366)        419,893
                                   ------------  --------------  --------------  --------------  ----------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS                   $  2,973,051  $       56,294  $      159,818  $    2,295,787  $        (41,601) $      287,911
                                   ============  ==============  ==============  ==============  ================  ==============

(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I. Capital Appreciation II
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                      AIM Variable     AIM Variable     AIM Variable   AIM Variable    AIM Variable   AIM Variable
                                       Insurance        Insurance         Insurance      Insurance      Insurance      Insurance
                                         Funds            Funds             Funds          Funds          Funds          Funds
                                       Series II        Series II         Series II      Series II      Series II      Series II
                                      Sub-Account      Sub-Account       Sub-Account    Sub-Account    Sub-Account    Sub-Account
                                     -------------- ------------------ -------------- -------------- -------------- --------------

                                       AIM V. I.                          AIM V. I.      AIM V. I.      AIM V. I.
                                        Capital        AIM V. I.         Demographic    Diversified     Government     AIM V. I.
                                     Development II Core Equity II (k)  Trends II (i)    Income II    Securities II  Growth II (j)
                                     -------------- ------------------ -------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                            $            - $           27,159 $            - $       32,290 $       51,247 $            -
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk              (7,651)           (56,321)        (3,486)        (9,915)       (25,631)        (1,547)
     Administrative expense                    (510)            (5,924)          (233)          (657)        (1,838)          (106)
                                     -------------- ------------------ -------------- -------------- -------------- --------------

     Net investment income (loss)            (8,161)           (35,086)        (3,719)        21,718         23,778         (1,653)
                                     -------------- ------------------ -------------- -------------- -------------- --------------

NET REALIZED AND UNREALIZED GAINS (LOSSES)
  ON INVESTMENTS

Realized gains (losses) on
  fund shares:
     Proceeds from sales                    174,310            713,644        325,742        269,280        893,191        342,514
     Cost of investments sold               111,020            683,489        277,320        280,884        914,253        249,336
                                     -------------- ------------------ -------------- -------------- -------------- --------------

        Realized gains (losses)
           on fund shares                    63,290             30,155         48,422        (11,604)       (21,062)        93,178

Realized gain distributions                  10,343                  -         29,025              -              -              -
                                     -------------- ------------------ -------------- -------------- -------------- --------------

     Net realized gains (losses)             73,633             30,155         77,447        (11,604)       (21,062)        93,178

Change in unrealized gains (losses)          19,869            406,135        (63,477)         3,384         22,851        (70,788)
                                     -------------- ------------------ -------------- -------------- -------------- --------------

     Net realized and unrealized
        gains (losses) on investments        93,502            436,290         13,970         (8,220)         1,789         22,390
                                     -------------- ------------------ -------------- -------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                    $       85,341 $          401,204 $       10,251 $       13,498 $       25,567 $       20,737
                                     ============== ================== ============== ============== ============== ==============

(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                       AIM Variable   AIM Variable     AIM Variable    AIM Variable   AIM Variable   AIM Variable
                                        Insurance       Insurance        Insurance       Insurance      Insurance      Insurance
                                          Funds           Funds            Funds           Funds          Funds          Funds
                                        Series II       Series II        Series II       Series II      Series II      Series II
                                       Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account    Sub-Account
                                      -------------- -------------- ----------------- -------------- -------------- --------------

                                                        AIM V. I.        AIM V. I.       AIM V. I.      AIM V. I.      AIM V. I.
                                         AIM V. I.    International      Large Cap        Mid Cap         Money         Premier
                                       High Yield II    Growth II    Growth II (f)(h) Core Equity II    Market II    Equity II (k)
                                      -------------- -------------- ----------------- -------------- -------------- --------------
NET INVESTMENT INCOME (LOSS)
Dividends                             $       58,960 $       13,877 $               - $       48,564 $       89,540 $       33,902
Charges from Allstate Life
   Insurance Company:
      Mortality and expense risk             (11,050)       (17,286)           (8,093)      (108,133)       (31,824)       (24,981)
      Administrative expense                    (777)        (1,150)             (561)       (11,807)        (2,285)        (2,758)
                                      -------------- -------------- ----------------- -------------- -------------- --------------

      Net investment income (loss)            47,133         (4,559)           (8,654)       (71,376)        55,431          6,163
                                      -------------- -------------- ----------------- -------------- -------------- --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                    186,297        153,880            34,473      1,392,311      1,463,857      4,910,225
      Cost of investments sold               177,736        104,345            31,924      1,262,440      1,463,857      4,105,341
                                      -------------- -------------- ----------------- -------------- -------------- --------------

         Realized gains (losses)

            on fund shares                     8,561         49,535             2,549        129,871              -        804,884

Realized gain distributions                        -              -                 -        693,421              -              -
                                      -------------- -------------- ----------------- -------------- -------------- --------------

      Net realized gains (losses)              8,561         49,535             2,549        823,292              -        804,884

Change in unrealized gains (losses)            7,722        233,193           109,404       (126,164)             -       (587,468)
                                      -------------- -------------- ----------------- -------------- -------------- --------------

      Net realized and unrealized
         gains (losses) on investments        16,283        282,728           111,953        697,128              -        217,416
                                      -------------- -------------- ----------------- -------------- -------------- --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                    $       63,416 $      278,169 $         103,299 $      625,752 $       55,431 $      223,579
                                      ============== ============== ================= ============== ============== ==============

(f) For the period beginning June 12, 2006 and ended December 31, 2006
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                                       Alliance        Alliance        Alliance        Alliance
                                     AIM Variable    AIM Variable      Bernstein       Bernstein       Bernstein       Bernstein
                                      Insurance        Insurance       Variable        Variable        Variable        Variable
                                         Funds           Funds          Product         Product         Product         Product
                                      Series II        Series II      Series Fund     Series Fund     Series Fund     Series Fund
                                     Sub-Account     Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------

                                                                                       Alliance        Alliance        Alliance
                                                                       Alliance        Bernstein       Bernstein       Bernstein
                                       AIM V. I.       AIM V. I.       Bernstein       Growth &      International     Large Cap
                                     Technology II   Utilities II       Growth          Income           Value          Growth
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $            -  $       27,013  $            -  $    2,312,785  $      368,253  $            -
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk             (2,072)         (9,562)       (928,057)     (3,070,134)       (429,488)       (689,582)
     Administrative expense                  (133)           (674)        (88,015)       (236,286)        (55,146)        (54,407)
                                     --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)           (2,205)         16,777      (1,016,072)       (993,635)       (116,381)       (743,989)
                                    --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales                    32,800          46,755      13,394,542      43,702,681       5,234,383      10,635,523
     Cost of investments sold               27,689          33,059      12,036,810      37,302,665       4,553,375      10,363,360
                                    --------------  --------------  --------------  --------------  --------------  --------------

       Realized gains (losses)
          on fund shares                     5,111          13,696       1,357,732       6,400,016         681,008         272,163
Realized gain distributions                      -          17,061               -      10,384,249         523,445               -
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net realized gains (losses)             5,111          30,757       1,357,732      16,784,265       1,204,453         272,163

Change in unrealized gains (losses)          7,695         101,257      (2,468,198)     12,258,755       7,026,148        (786,977)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net realized and unrealized
       gains (losses) on investments        12,806         132,014      (1,110,466)     29,043,020       8,230,601        (514,814)
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                  $        10,601  $      148,791  $   (2,126,538) $   28,049,385  $    8,114,220  $   (1,258,803)
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                       Alliance        Alliance        Alliance        American         American        Dreyfus
                                       Bernstein       Bernstein       Bernstein        Century         Century        Socially
                                       Variable        Variable        Variable        Variable         Variable      Responsible
                                        Product         Product         Product       Portfolios,     Portfolios,       Growth
                                      Series Fund     Series Fund     Series Fund         Inc             Inc         Fund, Inc.
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                                    --------------  --------------  --------------  --------------  --------------  --------------

                                       Alliance        Alliance                                        American         Dreyfus
                                       Bernstein       Bernstein       Alliance        American         Century        Socially
                                       Small/Mid        Utility        Bernstein        Century           VP          Responsible
                                       Cap Value        Income           Value        VP Balanced    International    Growth Fund
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $      106,824  $      114,031  $       31,532  $        1,153  $          446  $          259
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk           (709,334)        (72,215)        (49,788)           (717)           (372)         (3,287)
     Administrative expense                (87,344)         (8,971)         (6,290)            (56)            (27)           (235)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)         (689,854)         32,845         (24,546)            380              47          (3,263)
                                    --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales                 5,942,788         719,090         776,573          14,136           1,675          42,503
     Cost of investments sold            5,166,023         670,359         726,255          14,628           1,725          48,949
                                    --------------  --------------  --------------  --------------  --------------  --------------

        Realized gains (losses)
          on fund shares                   776,765          48,731          50,318            (492)            (50)         (6,446)
Realized gain distributions              3,153,865               -          89,819           3,866               -               -
                                    --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains (losses)        3,930,630          48,731         140,137           3,374             (50)         (6,446)

Change in unrealized gains (losses)      2,109,059         885,596         481,966             136           5,742          26,026
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net realized and unrealized
       gains (losses) on investments     6,039,689         934,327         622,103           3,510           5,692          19,580
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                   $    5,349,835  $      967,172  $      597,557  $        3,890  $        5,739  $       16,317
                                    ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------------

                                                        Dreyfus         Dreyfus         Dreyfus
                                                        Variable       Variable        Variable          DWS             DWS
                                     Dreyfus Stock     Investment     Investment      Investment       Variable        Variable
                                       Index Fund         Fund           Fund            Fund          Series I        Series I
                                      Sub-Account     Sub-Account     Sub-Account     Sub-Account   Sub-Account(l)  Sub-Account(l)
                                    --------------  --------------  --------------  --------------  --------------  --------------

                                                                                                                       DWS VIP
                                     Dreyfus Stock   VIF Growth &         VIF          VIF Small       DWS VIP         Capital
                                       Index Fund       Income       Money Market    Company Stock    Bond A (m)     Growth A (n)
                                    --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                           $       26,161  $        2,296  $       37,770  $            -  $       38,893  $       13,514
Charges from Allstate Life
  Insurance Company:
     Mortality and expense risk            (21,480)         (3,723)        (11,554)         (1,098)         (4,251)         (9,873)
     Administrative expense                 (1,613)           (296)           (847)            (79)         (3,016)         (6,794)
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net investment income (loss)            3,068          (1,723)         25,369          (1,177)         31,626          (3,153)
                                    --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on
  fund shares:
     Proceeds from sales                   470,198          75,675         301,871           5,748         413,698         961,460
     Cost of investments sold              421,301          70,346         301,871           4,914         408,178         936,341
                                    --------------  --------------  --------------  --------------  --------------  --------------

        Realized gains (losses)
           on fund shares                   48,897           5,329               -             834           5,520          25,119

Realized gain distributions                      -               -               -           9,401           1,241               -
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net realized gains (losses)            48,897           5,329               -          10,235           6,761          25,119

Change in unrealized gains (losses)        155,611          33,246               -          (1,870)             79         142,967
                                    --------------  --------------  --------------  --------------  --------------  --------------

     Net realized and unrealized
       gains (losses) on investments       204,508          38,575               -           8,365           6,840         168,086
                                    --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS                  $      207,576  $       36,852  $       25,369  $        7,188  $       38,466  $      164,933
                                    ==============  ==============  ==============  ==============  ==============  ==============

(l) Previously known as Scudder Variable Series I
(m) Previously known as Bond
(n) Previously known as Capital Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                                     DWS               DWS              DWS               DWS             DWS             DWS
                                    Variable         Variable         Variable          Variable        Variable        Variable
                                    Series I         Series I         Series I          Series I        Series II      Series II
                                Sub-Account(l)   Sub-Account(l)    Sub-Account(l)    Sub-Account(l)  Sub-Account(o)  Sub-Account(o)
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

                                                                                                                         DWS VIP
                                   DWS VIP           DWS VIP                            DWS VIP                           Money
                                   Global           Growth and         DWS VIP           Money          DWS VIP        Market A II
                              Opportunities (p)   Income A (q)   International (r)  Market A (s) (t) Balanced A (u)      (t) (v)
                              -----------------  --------------  -----------------  ---------------- --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $          19,591  $       11,083  $          16,804  $         42,820 $       60,497  $        6,430
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                            (8,424)         (4,947)            (4,064)           (4,137)       (10,290)           (715)
      Administrative expense             (5,739)         (3,548)            (2,757)           (2,856)        (7,201)           (509)
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

      Net investment income
         (loss)                           5,428           2,588              9,983            35,827         43,006           5,206
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               836,540         409,201            348,985         1,764,447        870,280         286,962
      Cost of investments
         sold                           588,918         353,045            304,073         1,764,447        785,443         286,962
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

         Realized gains
            (losses) on fund
            shares                      247,622          56,156             44,912                 -         84,837               -
Realized gain distributions                   -               -                  -                 -              -               -
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

      Net realized gains
         (losses)                       247,622          56,156             44,912                 -         84,837               -

Change in unrealized gains
   (losses)                             101,173          84,089            142,714                 -         93,664               -
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                    348,795         140,245            187,626                 -        178,501               -
                              -----------------  --------------  -----------------  ---------------- --------------  --------------

INCREASE (DECREASE) IN
   NET ASSETS FROM
   OPERATIONS                 $         354,223  $      142,833  $         197,609  $         35,827 $      221,507  $        5,206
                              =================  ==============  =================  ================ ==============  ==============

(l) Previously known as Scudder Variable Series I
(o) Previously known as Scudder Variable Series II
(p) Previously known as Global Discovery
(q) Previously known as Growth & Income
(r) Previously known as International
(s) Previously known as Money Market
(t) On November 3, 2006, DWS VIP Money Market A merged into DWS VIP Money Market A II
(u) Previously known as Total Return
(v) For the period beginning November 3, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                                  Fidelity        Fidelity       Fidelity        Fidelity
                                    DWS           Federated      Variable         Variable       Variable        Variable
                                 Variable         Insurance      Insurance        Insurance      Insurance       Insurance
                                 Series II         Series     Products Fund    Products Fund   Products Fund   Products Fund
                              Sub-Account(o)    Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                 DWS VIP        Federated
                                Small Cap         Prime             VIP             VIP            VIP             VIP
                               Growth A (w)    Money Fund II    Contrafund     Equity-Income      Growth        High Income
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $            -  $      270,812  $      203,583  $      156,490  $       35,819  $      243,349
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                         (3,334)        (79,530)       (198,763)        (58,814)       (104,982)        (41,093)
      Administrative expense          (2,300)         (6,119)        (15,934)         (4,682)         (8,453)         (3,410)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                       (5,634)        185,163         (11,114)         92,994         (77,616)        198,846
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales            418,785       4,225,439       3,991,949       2,371,174       2,653,412         995,257
      Cost of investments
         sold                        350,951       4,225,439       2,981,508       2,121,428       3,063,895       1,052,279
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                    67,834               -       1,010,441         249,746        (410,483)        (57,022)

Realized gain distributions                -               -       1,254,943         551,785               -               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                     67,834               -       2,265,384         801,531        (410,483)        (57,022)

Change in unrealized gains
   (losses)                          (25,621)              -        (714,412)       (100,420)        918,519         174,422
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                  42,213               -       1,550,972         701,111         508,036         117,400
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
   NET ASSETS FROM
   OPERATIONS                 $       36,579  $      185,163  $    1,539,858  $      794,105  $      430,420  $      316,246
                              ==============  ==============  ==============  ==============  ==============  ==============

(o) Previously known as Scudder Variable Series II
(w) Previously known as Small Cap Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
---------------------------------------------------------------------------------------------------------------------------------

                                                                                    Fidelity          Fidelity         Fidelity
                                 Fidelity        Fidelity        Fidelity           Variable          Variable         Variable
                                 Variable        Variable        Variable           Insurance         Insurance        Insurance
                                 Insurance       Insurance       Insurance       Products Fund     Products Fund     Products Fund
                               Products Fund   Products Fund   Products Fund   (Service Class 2) (Service Class 2) (Service Class 2)
                                Sub-Account     Sub-Account     Sub-Account       Sub-Account       Sub-Account       Sub-Account
                              --------------  --------------  --------------    ----------------  ---------------- ----------------

                                                                                   VIP Asset                              VIP
                                    VIP       VIP Investment        VIP         Manager Growth    VIP Contrafund     Equity-income
                                 Index 500      Grade Bond       Overseas      (Service Class 2) (Service Class 2) (Service Class 2)
                              --------------  --------------  --------------    ---------------  ----------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      226,476  $      190,913  $       32,172    $          853    $      576,485    $      110,609
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (150,346)        (52,715)        (45,413)             (642)         (728,269)          (53,840)
      Administrative expense         (12,141)         (4,424)         (3,647)              (51)          (93,150)           (3,735)
                              --------------  --------------  --------------    --------------    --------------    --------------

      Net investment income
         (loss)                       63,989         133,774         (16,888)              160          (244,934)           53,034
                              --------------  --------------  --------------    --------------    --------------    --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          3,479,308       1,098,688         930,374             9,506         5,248,216           330,881
      Cost of investments
         sold                      3,205,659       1,139,349         734,618             9,109         4,923,045           276,172
                              --------------  --------------  --------------    --------------    --------------    --------------

         Realized gains
            (losses) on fund
            shares                   273,649         (40,661)        195,756               397           325,171            54,709

Realized gain distributions                -          11,432          22,366                 -         5,803,753           455,986
                              --------------  --------------  --------------    --------------    --------------    --------------

   Net realized gains
      (losses)                       273,649         (29,229)       218,122               397          6,128,924           510,695

Change in unrealized gains
   (losses)                        1,250,684          16,618         351,930             2,163          (820,978)           61,427
                              --------------  --------------  --------------    --------------    --------------    --------------

   Net realized and
      unrealized gains
      (losses) on
      investments                  1,524,333         (12,611)        570,052             2,560         5,307,946           572,122
                              --------------  --------------  --------------    --------------    --------------    --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    1,588,322  $      121,163  $      553,164    $        2,720    $    5,063,012    $      625,156
                              ==============  ==============  ==============    ==============    ==============    ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                 Fidelity         Fidelity         Fidelity         Fidelity         Fidelity         Fidelity
                                 Variable         Variable         Variable         Variable         Variable         Variable
                                 Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                               Products Fund    Products Fund     Products Fund    Products Fund    Products Fund    Products Fund
                             (Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

                                    VIP              VIP             VIP           VIP Freedom          VIP
                                  Freedom          Freedom         Freedom        Growth Stock    Freedom Income    VIP Growth &
                              2010 Portfolio   2020 Portfolio   2030 Portfolio      Portfolio        Portfolio         Income
                                 (Service         (Service         (Service         (Service         (Service         (Service
                               Class 2) (x)     Class 2) (x)     Class 2) (x)     Class 2) (x)     Class 2) (x)       Class 2)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $       49,782   $       27,660   $       14,647   $            -   $       15,255   $       56,430
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                        (15,821)          (6,095)          (4,282)          (2,183)          (2,267)        (168,115)
      Administrative expense          (2,042)            (831)            (557)            (312)            (304)         (21,335)
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net investment income
         (loss)                       31,919           20,734            9,808           (2,495)          12,684         (133,020)
                              --------------   --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales             61,150           90,559          252,230           54,970          182,133        1,940,263
      Cost of investments
         sold                         59,257           87,345          255,264           53,433          182,282        1,834,627
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                     1,893            3,214           (3,034)           1,537             (149)         105,636

Realized gain distributions           13,752           18,440           11,471                -            2,543          204,223
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized gains
         (losses)                     15,645           21,654            8,437            1,537            2,394          309,859

Change in unrealized gains
   (losses)                          102,755           31,894           36,027           28,236           (6,307)       1,050,077
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                 118,400           53,548           44,464           29,773           (3,913)       1,359,936
                              --------------   --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $      150,319   $       74,282   $       54,272   $       27,278   $        8,771   $    1,226,916
                              ==============   ==============   ==============   ==============   ==============   ==============

(x) For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                 Fidelity         Fidelity         Fidelity         Fidelity         Fidelity         Fidelity
                                 Variable         Variable         Variable         Variable         Variable         Variable
                                 Insurance        Insurance        Insurance        Insurance        Insurance        Insurance
                               Products Fund    Products Fund    Products Fund    Products Fund    Products Fund    Products Fund
                             (Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              --------------   --------------   --------------   --------------   --------------   --------------

                                                  VIP High                       VIP Investment                         VIP
                                VIP Growth         Income        VIP Index 500     Grade Bond       VIP MidCap      Money Market
                           (Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(Service Class 2)(x)
                              --------------   --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $        1,172   $      805,854   $       28,448   $          782   $       17,537   $      143,344
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                         (9,547)        (126,903)         (34,662)            (295)        (223,383)         (44,516)
      Administrative expense            (675)         (15,802)          (2,930)             (22)         (28,953)          (5,676)
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net investment income
         (loss)                       (9,050)         663,149           (9,144)             465         (234,799)          93,152
                              --------------   --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales            118,939          682,126          237,487            3,948        1,905,017        1,671,019
      Cost of investments
         sold                        100,228          676,067          204,014            4,106        1,867,573        1,671,019
                              --------------   --------------   --------------   --------------   --------------   --------------

         Realized gains
            (losses) on fund
            shares                    18,711            6,059           33,473             (158)          37,444                -

Realized gain distributions                -                -                -               49        1,169,323                -
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized gains
         (losses)                     18,711            6,059           33,473             (109)       1,206,767                -
Change in unrealized gains
   (losses)                           22,950          141,936          336,878              177          432,593                -
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                  41,661          147,995          370,351               68        1,639,360                -
                              --------------   --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $       32,611   $      811,144   $      361,207   $          533   $    1,404,561   $       93,152
                              ==============   ==============   ==============   ==============   ==============   ==============

(x) For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                 Fidelity          Franklin        Franklin         Franklin         Franklin        Franklin
                                 Variable         Templeton        Templeton        Templeton        Templeton      Templeton
                                 Insurance         Variable        Variable         Variable         Variable        Variable
                               Products Fund       Insurance       Insurance        Insurance        Insurance       Insurance
                             (Service Class 2)  Products Trust  Products Trust   Products Trust   Products Trust  Products Trust
                                Sub-Account       Sub-Account     Sub-Account      Sub-Account      Sub-Account     Sub-Account
                             -----------------  --------------  --------------  ----------------  --------------  --------------

                                                   Franklin        Franklin                                          Franklin
                                                   Flex Cap       Growth and                         Franklin       Large Cap
                                VIP Overseas        Growth          Income        Franklin High       Income          Growth
                             (Service Class 2)    Securities      Securities    Income Sec 2 (y)    Securities      Securities
                             -----------------  --------------  --------------  ----------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                    $             537  $          237  $    2,148,060  $        838,180  $    6,728,548  $      360,442
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                           (1,303)        (41,129)     (1,246,592)         (193,897)     (2,822,413)       (662,457)
      Administrative expense               (94)         (5,284)       (168,126)          (21,768)       (345,012)        (90,506)
                             -----------------  --------------  --------------  ----------------  --------------  --------------

      Net investment income
         (loss)                           (860)        (46,176)        733,342           622,515       3,561,123        (392,521)
                             -----------------  --------------  --------------  ----------------  --------------  --------------

NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales               10,476         348,884      15,090,731         2,460,761      21,523,695       5,699,664
      Cost of investments
         sold                            8,112         338,462      13,531,909         2,433,686      20,491,498       5,520,431
                             -----------------  --------------  --------------  ----------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                       2,364          10,422       1,558,822            27,075       1,032,197         179,233

Realized gain distributions                465               -       4,455,418                 -         900,026               -
                             -----------------  --------------  --------------  ----------------  --------------  --------------
      Net realized gains
         (losses)                        2,829          10,422       6,014,240            27,075       1,932,223         179,233

Change in unrealized gains
   (losses)                             14,239         169,628       5,652,391           305,653      25,319,370       5,099,396
                             -----------------  --------------  --------------  ----------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                    17,068         180,050      11,666,631           332,728      27,251,593       5,278,629
                             -----------------  --------------  --------------  ----------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS    $          16,208  $      133,874  $   12,399,973  $        955,243  $   30,812,716  $    4,886,108
                             =================  ==============  ==============  ================  ==============  ==============

(y) Previously known as Franklin High Income

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                 Franklin        Franklin        Franklin        Franklin        Franklin        Franklin
                                 Templeton       Templeton      Templeton        Templeton       Templeton       Templeton
                                 Variable        Variable        Variable        Variable        Variable        Variable
                                 Insurance       Insurance      Insurance        Insurance       Insurance       Insurance
                              Products Trust  Products Trust  Products Trust  Products Trust  Products Trust  Products Trust
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                 Franklin        Franklin                                                        Templeton
                                 Small Cap     Small-Mid Cap     Franklin                                       Developing
                                   Value          Growth           U.S.           Mutual       Mutual Shares      Markets
                                Securities      Securities      Government       Discovery      Securities      Securities
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      456,713  $            -  $      765,618  $       71,845  $    2,329,519  $      371,546
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (1,017,324)        (54,720)       (246,575)       (125,982)     (2,606,082)       (501,514)
      Administrative expense        (130,179)         (6,848)        (33,615)        (16,284)       (319,858)        (65,439)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (690,790)        (61,568)        485,428         (70,421)       (596,421)       (195,407)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         13,533,914         579,400       3,257,861       1,778,764      24,260,008       9,985,862
      Cost of investments
         sold                     10,972,865         391,186       3,316,244       1,689,226      20,882,580       7,689,090
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                 2,561,049         188,214         (58,383)         89,538       3,377,428       2,296,772

Realized gain distributions        2,555,648               -               -         254,033       5,932,678               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  5,116,697         188,214         (58,383)        343,571       9,310,106       2,296,772

Change in unrealized gains
   (losses)                        5,217,462         128,883          29,071       1,613,654      19,740,964       5,850,490
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              10,334,159         317,097         (29,312)      1,957,225      29,051,070       8,147,262
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    9,643,369  $      255,529  $      456,116  $    1,886,804  $   28,454,649  $    7,951,855
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                 Franklin        Franklin        Franklin
                                 Templeton       Templeton       Templeton     Goldman Sachs   Goldman Sachs   Goldman Sachs
                                 Variable        Variable        Variable        Variable        Variable        Variable
                                 Insurance       Insurance       Insurance       Insurance       Insurance       Insurance
                              Products Trust  Products Trust  Products Trust       Trust           Trust           Trust
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                 Templeton       Templeton       Templeton                                          VIT
                                  Foreign      Global Income      Growth            VIT       VIT Growth and   International
                                Securities      Securities      Securities    Capital Growth      Income          Equity
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $    2,066,098  $      120,425  $       73,325  $           76  $      138,299  $          112
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (2,415,648)        (53,862)        (75,726)         (1,036)       (103,371)           (184)
      Administrative expense        (285,626)         (6,058)         (5,528)            (71)        (13,185)            (15)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (635,176)         60,505          (7,929)         (1,031)         21,743             (87)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         24,281,583       1,302,283       2,039,219          17,436       1,103,052          27,543
      Cost of investments
         sold                     20,852,354       1,198,354       1,725,235          17,832       1,001,112          29,194
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                 3,429,229         103,929         313,984            (396)        101,940          (1,651)

Realized gain distributions                -               -         204,279               -         332,370               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  3,429,229         103,929         518,263            (396)        434,310          (1,651)

Change in unrealized gains
   (losses)                       27,431,164         238,558         495,721           5,774         860,685           3,984
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              30,860,393         342,487       1,013,984           5,378       1,294,995           2,333
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $   30,225,217  $      402,992  $    1,006,055  $        4,347  $    1,316,738  $        2,246
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                              Goldman Sachs   Goldman Sachs    Goldman Sachs
                                Variable        Variable         Variable                           Janus           Lazard
                                Insurance       Insurance        Insurance         Janus        Aspen Series      Retirement
                                  Trust           Trust            Trust       Aspen Series   (Service Shares)   Series, Inc.
                               Sub-Account     Sub-Account      Sub-Account     Sub-Account      Sub-Account      Sub-Account
                             --------------  --------------   --------------  --------------  ----------------  --------------

                                                   VIT              VIT
                                               Structured       Structured
                                   VIT          Small Cap       U.S. Equity        Forty       Foreign Stock       Emerging
                              Mid Cap Value  Equity Fund (z)     Fund (aa)       Portfolio    (Service Shares)      Markets
                             --------------  --------------   --------------  --------------  ----------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                    $       92,780  $       151,794  $      142,127  $           75  $            691  $          121
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                      (142,123)        (293,874)       (168,146)           (292)             (604)           (330)
      Administrative expense        (18,218)         (37,694)        (21,140)            (21)              (43)            (23)
                             --------------  ---------------  --------------  --------------  ----------------  --------------

      Net investment income
         (loss)                     (67,561)        (179,774)        (47,159)           (238)               44            (232)
                             --------------  ---------------  --------------  --------------  ----------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         1,635,172        2,178,767       2,072,805             333               680           4,067
      Cost of investments
         sold                     1,603,602        2,132,045       1,912,949             255               481           2,353
                             --------------  ---------------  --------------  --------------  ----------------  --------------

         Realized gains
            (losses) on fund
            shares                   31,570           46,722         159,856              78               199           1,714

Realized gain distributions       1,022,118        1,656,895               -               -             1,250           1,585
                             --------------  ---------------  --------------  --------------  ----------------  --------------

      Net realized gains
         (losses)                 1,053,688        1,703,617         159,856              78             1,449           3,299

Change in unrealized gains
   (losses)                         262,155          227,018       1,086,499           1,758             5,042           2,566
                             --------------  ---------------  --------------  --------------  ----------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              1,315,843        1,930,635       1,246,355           1,836             6,491           5,865
                             --------------  ---------------  --------------  --------------  ----------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS    $    1,248,282  $     1,750,861  $    1,199,196  $        1,598  $          6,535  $        5,633
                             ==============  ===============  ==============  ==============  ================  ==============

(z)  Previously known as VIT CORE Small Cap Equity
(aa) Previously known as VIT CORE U.S. Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                 Legg Mason       Legg Mason
                                  Partners         Partners
                                  Variable         Variable         Lord Abbett     Lord Abbett     Lord Abbett     Lord Abbett
                              Portfolios I, Inc Portfolios I, Inc   Series Fund     Series Fund     Series Fund     Series Fund
                              Sub-Account (ab)  Sub-Account (ab)    Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              ----------------  ----------------  --------------  --------------  --------------  --------------

                                 Legg Mason       Legg Mason
                                  Variable         Variable
                                   All Cap         Investors                           Bond-        Growth and        Growth
                              Portfolio I (ac)  Portfolio I (ad)     All Value       Debenture        Income       Opportunities
                              ----------------  ----------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $             96  $            146  $       81,560  $    1,930,863  $      506,198  $            -
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                              (96)             (122)       (187,747)       (364,032)       (449,752)       (122,547)
      Administrative expense                (7)               (8)        (24,112)        (49,439)        (62,290)        (16,334)
                              ----------------  ----------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                             (7)               16        (130,299)      1,517,392          (5,844)       (138,881)
                              ----------------  ----------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                  125               167       3,538,085       3,646,787       4,995,618       1,556,367
      Cost of investments
         sold                               95               135       3,257,948       3,624,385       4,779,917       1,484,040
                              ----------------  ----------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                          30                32         280,137          22,402         215,701          72,327

Realized gain distributions                259               210         359,021               -       1,356,455         125,552
                              ----------------  ----------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                          289               242         639,158          22,402       1,572,156         197,879

Change in unrealized gains
   (losses)                                768             1,086         918,165         474,598       3,119,252         507,504
                              ----------------  ----------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                     1,057             1,328       1,557,323         497,000       4,691,408         705,383
                              ----------------  ----------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $          1,050  $          1,344  $    1,427,024  $    2,014,392  $    4,685,564  $      566,502
                              ================  ================  ==============  ==============  ==============  ==============

(ab) Previously known as Salomon Brothers Variable Series Funds Inc.
(ac) Previously known as All Cap
(ad) Previously known as Investors

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                               MFS Variable    MFS Variable    MFS Variable    MFS Variable    MFS Variable
                                Lord Abbett      Insurance       Insurance       Insurance       Insurance       Insurance
                                Series Fund        Trust           Trust           Trust           Trust           Trust
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                  Mid-Cap      MFS Emerging         MFS        MFS Investors      MFS New
                                   Value          Growth        High Income        Trust         Discovery     MFS Research
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      252,444  $            -  $       61,133  $       18,189  $            -  $        8,360
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (663,128)        (31,201)         (9,786)        (44,459)        (42,307)        (21,599)
      Administrative expense         (90,618)         (2,417)           (783)         (3,589)         (3,470)         (1,587)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (501,302)        (33,618)         50,564         (29,859)        (45,777)        (14,826)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         10,767,005         676,693         271,474         796,995         787,725         494,916
      Cost of investments
         sold                     10,497,205         935,851         262,925         695,623         676,325         537,805
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   269,800        (259,158)          8,549         101,372         111,400         (42,889)

Realized gain distributions        3,933,384               -               -               -          63,413               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  4,203,184        (259,158)          8,549         101,372         174,813         (42,889)

Change in unrealized gains
   (losses)                        1,084,451         431,639           7,209         317,706         255,446         185,994
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               5,287,635         172,481          15,758         419,078         430,259         143,105
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    4,786,333  $      138,863  $       66,322  $      389,219  $      384,482  $      128,279
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-------------------------------------------------------------------------------------------------------------------------------

                                                               MFS Variable     MFS Variable     MFS Variable     MFS Variable
                              MFS Variable    MFS Variable      Insurance        Insurance        Insurance        Insurance
                                Insurance       Insurance         Trust            Trust            Trust            Trust
                                  Trust           Trust      (Service Class)  (Service Class)  (Service Class)  (Service Class)
                               Sub-Account     Sub-Account     Sub-Account      Sub-Account      Sub-Account      Sub-Account
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

                                                               MFS Emerging    MFS Investors       MFS New
                              MFS Research                        Growth           Trust          Discovery      MFS Research
                                  Bond        MFS Utilities  (Service Class)  (Service Class)  (Service Class)  (Service Class)
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME (LOSS)
Dividends                    $      112,202  $        4,528  $             -  $         1,928  $             -  $         1,404
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (31,672)         (3,302)          (9,048)         (10,686)         (15,396)          (6,253)
      Administrative expense         (2,638)           (245)            (609)            (740)          (1,054)            (440)
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

      Net investment income
         (loss)                      77,892             981           (9,657)          (9,498)         (16,450)          (5,289)
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales           654,897          45,453          123,487           71,142          141,990           26,353
      Cost of investments
         sold                       668,596          35,153          104,179           54,178          113,269           20,096
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

         Realized gains
            (losses) on fund
            shares                  (13,699)         10,300           19,308           16,964           28,721            6,257

Realized gain distributions          12,688           8,600                -                -           19,717                -
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

      Net realized gains
         (losses)                    (1,011)         18,900           19,308           16,964           48,438            6,257

Change in unrealized gains
   (losses)                         (12,881)         49,521           21,182           69,692           82,394           35,054
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

      Net realized and
         unrealized gains
         (losses) on
         investments                (13,892)         68,421           40,490           86,656          130,832           41,311
                             --------------  --------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS    $       64,000  $       69,402  $        30,833  $        77,158  $       114,382  $        36,022
                             ==============  ==============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                              MFS Variable    Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley
                                Insurance         Variable        Variable        Variable        Variable        Variable
                                  Trust         Investment      Investment      Investment      Investment      Investment
                             (Service Class)      Series          Series          Series          Series          Series
                               Sub-Account      Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                             ---------------  --------------  --------------  --------------  --------------  --------------

                               MFS Utilities    Aggressive       Dividend                        European         Global
                             (Service Class)      Equity          Growth          Equity          Growth         Advantage
                             ---------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                    $        27,620  $            -  $    6,574,384  $            -  $    2,292,748  $      130,110
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                        (20,969)       (441,480)     (6,302,032)     (5,204,538)     (1,746,378)       (224,890)
      Administrative expense          (1,469)        (31,820)       (466,997)       (374,374)       (128,868)        (16,296)
                             ---------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                        5,182        (473,300)       (194,645)     (5,578,912)        417,502        (111,076)
                             ---------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales             81,596      11,284,188     156,254,637     124,082,417      40,437,630       5,442,909
      Cost of investments
         sold                         55,172      10,330,526     121,492,456     138,976,162      30,932,795       5,201,670
                             ---------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                    26,424         953,662      34,762,181     (14,893,745)      9,504,835         241,239

Realized gain distributions           56,291               -               -               -               -               -
                             ---------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                     82,715         953,662      34,762,181     (14,893,745)      9,504,835         241,239

Change in unrealized gains
   (losses)                          297,293       1,405,224       7,154,714      28,636,442      23,298,391       2,401,932
                             ---------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                 380,008       2,358,886      41,916,895      13,742,697      32,803,226       2,643,171
                             ---------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS    $       385,190  $    1,885,586  $   41,722,250  $    8,163,785  $   33,220,728  $    2,532,095
                             ===============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                              Morgan Stanley  Morgan Stanley  Morgan Stanley   Morgan Stanley   Morgan Stanley  Morgan Stanley
                                 Variable        Variable        Variable         Variable         Variable        Variable
                                Investment      Investment      Investment       Investment       Investment      Investment
                                  Series          Series          Series           Series           Series          Series
                                Sub-Account     Sub-Account     Sub-Account      Sub-Account      Sub-Account     Sub-Account
                              --------------  --------------  --------------  ----------------  --------------  --------------

                                  Global
                                 Dividend                                                          Limited
                                  Growth        High Yield    Income Builder  Information (ae)     Duration      Money Market
                              --------------  --------------  --------------  ----------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $    3,205,622  $    2,079,587  $      904,380  $              -  $    1,702,230  $    5,973,906
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (2,086,567)       (384,632)       (465,244)          (16,938)       (485,213)     (1,727,481)
      Administrative expense        (156,199)        (27,878)        (34,147)           (1,226)        (36,400)       (127,523)
                              --------------  --------------  --------------  ----------------  --------------  --------------

      Net investment income
         (loss)                      962,856       1,667,077         404,989           (18,164)      1,180,617       4,118,902
                              --------------  --------------  --------------  ----------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         49,103,133      10,338,039      10,950,494         2,960,624      13,442,534      86,261,948
      Cost of investments
         sold                     38,388,602      15,551,858       9,608,322         2,934,393      14,038,102      86,261,948
                              --------------  --------------  --------------  ----------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                10,714,531      (5,213,819)      1,342,172            26,231        (595,568)              -

Realized gain distributions        2,042,681               -               -                 -               -               -
                              --------------  --------------  --------------  ----------------  --------------  --------------

      Net realized gains
         (losses)                 12,757,212      (5,213,819)      1,342,172            26,231        (595,568)              -

Change in unrealized gains
   (losses)                       15,206,142       5,704,225       2,260,939          (174,048)        398,998               -
                              --------------  --------------  --------------  ----------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              27,963,354         490,406       3,603,111          (147,817)       (196,570)              -
                              --------------  --------------  --------------  ----------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $   28,926,210  $    2,157,483  $    4,008,100  $       (165,981) $      984,047  $    4,118,902
                              ==============  ==============  ==============  ================  ==============  ==============

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                                                                                               Morgan Stanley    Morgan Stanley
                              Morgan Stanley  Morgan Stanley  Morgan Stanley  Morgan Stanley      Variable          Variable
                                 Variable        Variable        Variable        Variable        Investment        Investment
                                Investment      Investment      Investment      Investment         Series            Series
                                  Series          Series          Series          Series      (Class Y Shares)  (Class Y Shares)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account       Sub-Account
                              --------------  --------------  --------------  --------------  ----------------  ----------------

                                                                                                 Aggressive         Dividend
                                  Quality                                                          Equity            Growth
                                Income Plus    S&P 500 Index    Strategist       Utilities    (Class Y Shares)  (Class Y Shares)
                              --------------  --------------  --------------  --------------  ----------------  ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $    9,819,871  $    1,410,863  $    6,595,956  $    2,752,114  $              -  $      1,478,476
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (2,458,259)     (1,182,090)     (3,318,267)     (1,738,711)         (482,016)       (2,078,484)
      Administrative expense        (183,949)        (86,567)       (238,954)       (129,910)          (35,439)         (165,831)
                              --------------  --------------  --------------  --------------  ----------------  ----------------

      Net investment income
         (loss)                    7,177,663         142,206       3,038,735         883,493          (517,455)         (765,839)
                              --------------  --------------  --------------  --------------  ----------------  ----------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         60,999,218      32,952,085      67,850,446      37,717,027         4,905,380        23,259,041
      Cost of investments
         sold                     62,417,778      28,334,542      62,181,553      34,520,948         3,734,420        19,830,235
                              --------------  --------------  --------------  --------------  ----------------  ----------------

         Realized gains
            (losses) on fund
            shares                (1,418,560)      4,617,543       5,668,893       3,196,079         1,170,960         3,428,806

Realized gain distributions                -               -      20,053,680               -                 -                 -
                              --------------  --------------  --------------  --------------  ----------------  ----------------

      Net realized gains
         (losses)                 (1,418,560)      4,617,543      25,722,573       3,196,079         1,170,960         3,428,806

Change in unrealized gains
   (losses)                        1,029,568       6,279,572       3,440,853      18,557,451           982,649         8,259,746
                              --------------  --------------  --------------  --------------  ----------------  ----------------

      Net realized and
         unrealized gains
         (losses) on
         investments                (388,992)     10,897,115      29,163,426      21,753,530         2,153,609        11,688,552
                              --------------  --------------  --------------  --------------  ----------------  ----------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    6,788,671  $   11,039,321  $   32,202,161  $   22,637,023  $      1,636,154  $     10,922,713
                              ==============  ==============  ==============  ==============  ================  ================

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                               Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                 Investment       Investment       Investment       Investment       Investment       Investment
                                   Series           Series           Series           Series           Series           Series
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

                                                   European          Global           Global
                                   Equity           Growth          Advantage     Dividend Growth    High Yield     Income Builder
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $             -  $       617,923  $        57,312  $     1,233,580  $     2,079,826  $     1,034,082
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                      (1,802,185)        (663,373)        (167,691)      (1,106,186)        (493,491)        (694,981)
      Administrative expense         (151,812)         (51,774)         (12,947)         (91,993)         (43,802)         (55,326)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net investment income
         (loss)                    (1,953,997)         (97,224)        (123,326)          35,401        1,542,533          283,775
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          21,331,105        7,094,336        2,009,510       14,773,900        7,784,622        8,605,492
      Cost of investments
         sold                      18,618,869        5,409,075        1,720,275       11,276,066        8,125,695        7,202,277
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

         Realized gains
            (losses) on fund
            shares                  2,712,236        1,685,261          289,235        3,497,834         (341,073)       1,403,215

Realized gain distributions                 -                -                -          893,598                -                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net realized gains
         (losses)                   2,712,236        1,685,261          289,235        4,391,432         (341,073)       1,403,215

Change in unrealized gains
   (losses)                         1,444,336        8,437,348        1,383,493        7,970,462          864,928        3,184,816
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net realized and
         unrealized gains
         (losses) on
         investments                4,156,572       10,122,609        1,672,728       12,361,894          523,855        4,588,031
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $     2,202,575  $    10,025,385  $     1,549,402  $    12,397,295  $     2,066,388  $     4,871,806
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------

                               Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley   Morgan Stanley
                                  Variable         Variable         Variable         Variable         Variable         Variable
                                 Investment       Investment       Investment       Investment       Investment       Investment
                                   Series           Series           Series           Series           Series           Series
                              (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares) (Class Y Shares)
                                 Sub-Account      Sub-Account      Sub-Account      Sub-Account     Sub-Account       Sub-Account
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------

                                                    Limited                          Quality
                                 Information       Duration       Money Market      Income Plus    S&P 500 Index      Strategist
                          (Class Y Shares)(ae)(Class Y Shares)(Class Y Shares)(ae)(Class Y Shares) (Class Y Shares) (Class Y Shares)
                              ---------------- ---------------- ---------------- ---------------- ---------------- ----------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $             -  $     5,158,208  $     4,287,649  $     9,927,944  $     2,274,975  $     2,325,066
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                         (66,759)      (1,838,635)      (1,548,421)      (3,043,219)      (2,508,241)      (1,546,398)
      Administrative expense           (4,999)        (162,715)        (151,063)        (294,564)        (223,406)        (119,648)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net investment income
         (loss)                       (71,758)       3,156,858        2,588,165        6,590,161         (456,672)         659,020
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales           8,784,316       23,469,062       57,191,470       25,786,561       29,783,903       15,774,028
      Cost of investments
         sold                       8,506,006       24,591,007       57,191,470       26,265,376       24,820,875       14,325,848
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

         Realized gains
            (losses) on fund
            shares                    278,310       (1,121,945)               -         (478,815)       4,963,028        1,448,180

Realized gain distributions                 -                -                -                -                -        7,657,723
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net realized gains
         (losses)                     278,310       (1,121,945)               -         (478,815)       4,963,028        9,105,903

Change in unrealized gains
   (losses)                          (800,973)         517,127                -          975,021       15,181,098        1,879,094
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

      Net realized and
         unrealized gains
         (losses) on
         investments                 (522,663)        (604,818)               -          496,206       20,144,126       10,984,997
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $      (594,421) $     2,552,040  $     2,588,165  $     7,086,367  $    19,687,454  $    11,644,017
                              ===============  ===============  ===============  ===============  ===============  ===============

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------------------------

                                   Morgan
                                  Stanley         Neuberger &     Neuberger &
                                  Variable          Berman          Berman
                                 Investment        Advisors        Advisors       Oppenheimer     Oppenheimer    Oppenheimer
                                   Series         Management      Management       Variable        Variable        Variable
                              (Class Y Shares)      Trust            Trust       Account Funds   Account Funds   Account Funds
                                Sub-Account       Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              ----------------  --------------  --------------  --------------  --------------  --------------

                                                                                                  Oppenheimer
                                 Utilities           AMT                          Oppenheimer       Capital       Oppenheimer
                              (Class Y Shares)  Mid-Cap Growth   AMT Partners      Balanced      Appreciation      Core Bond
                              ----------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $        584,706  $            -  $        1,002  $      216,403  $       49,988  $      236,399
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                         (503,645)           (259)         (2,138)       (123,243)       (165,581)        (51,623)
      Administrative expense           (38,018)            (17)           (143)         (9,293)        (12,946)         (4,272)
                              ----------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                         43,043            (276)         (1,279)         83,867        (128,539)        180,504
                              ----------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales            5,597,020          27,117          34,234       3,693,096       2,649,900         819,837
      Cost of investments
         sold                        4,985,875          30,355          28,447       3,517,884       2,538,806         833,276
                              ----------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                     611,145          (3,238)          5,787         175,212         111,094         (13,439)

Realized gain distributions                  -               -          15,433         475,720               -               -
                              ----------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                      611,145          (3,238)         21,220         650,932         111,094         (13,439)

Change in unrealized gains
   (losses)                          4,655,700           5,536          (5,453)         43,740         829,438          (9,636)
                              ----------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                 5,266,845           2,298          15,767         694,672         940,532         (23,075)
                              ----------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
   NET ASSETS FROM
   OPERATIONS                 $      5,309,888  $        2,022  $       14,488  $      778,539  $      811,993  $      157,429
                              ================  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer     Oppenheimer    Oppenheimer
                                  Variable        Variable        Variable        Variable        Variable       Variable
                               Account Funds   Account Funds   Account Funds   Account Funds   Account Funds  Account Funds
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account    Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                                                                Oppenheimer
                                Oppenheimer                                     Main Street     Oppenheimer
                                   Global       Oppenheimer     Oppenheimer      Small Cap         MidCap      Oppenheimer
                                 Securities     High Income     Main Street       Growth         Fund (af)    Strategic Bond
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      126,912  $      142,318  $      105,934  $        7,312  $            -  $      305,768
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (149,774)        (23,386)       (116,565)        (56,717)        (37,367)        (92,062)
      Administrative expense         (12,070)         (1,917)         (8,844)         (4,760)         (2,752)         (6,847)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                      (34,932)        117,015         (19,475)        (54,165)        (40,119)        206,859
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          2,647,330         303,749       2,541,465         913,424         606,504       1,888,979
      Cost of investments
         sold                      2,056,373         303,661       2,271,792         636,540         686,497       1,754,660
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   590,957              88         269,673         276,884         (79,993)        134,319

Realized gain distributions          662,925               -               -         144,320               -               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  1,253,882              88         269,673         421,204         (79,993)        134,319

Change in unrealized gains
   (losses)                          579,562          31,377         847,716         224,374         153,661          42,276
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               1,833,444          31,465       1,117,389         645,578          73,668         176,595
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN
   NET ASSETS FROM
   OPERATIONS                 $    1,798,512  $      148,480  $    1,097,914  $      591,413  $       33,549  $      383,454
                              ==============  ==============  ==============  ==============  ==============  ==============

(af) Previously known as Oppenheimer Aggressive Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
--------------------------------------------------------------------------------------------------------------------------------

                               Oppenheimer       Oppenheimer      Oppenheimer      Oppenheimer     Oppenheimer     Oppenheimer
                                 Variable          Variable         Variable         Variable        Variable        Variable
                              Account Funds     Account Funds     Account Funds   Account Funds   Account Funds   Account Funds
                              (Service Class   (Service Class    (Service Class  (Service Class   (Service Class  (Service Class
                                 ("SC"))           ("SC"))            "SC"))         ("SC"))          ("SC"))         ("SC"))
                                Sub-Account      Sub-Account       Sub-Account     Sub-Account      Sub-Account     Sub-Account
                              --------------  -----------------  --------------  ---------------  --------------  --------------

                                                 Oppenheimer                       Oppenheimer     Oppenheimer     Oppenheimer
                                Oppenheimer        Capital         Oppenheimer        Global           High            Main
                               Balanced (SC)  Appreciation (SC)  Core Bond (SC)  Securities (SC)    Income (SC)     Street (SC)
                              --------------  -----------------  --------------  ---------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      794,199  $         138,667  $      386,354  $       346,053  $    2,820,389  $      955,542
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (582,620)        (1,075,108)       (213,572)        (580,857)       (554,294)     (1,504,227)
      Administrative expense         (78,265)          (144,286)        (29,207)         (78,655)        (73,917)       (199,169)
                              --------------  -----------------  --------------  ---------------  --------------  --------------

      Net investment income
         (loss)                      133,314         (1,080,727)        143,575         (313,459)      2,192,178        (747,854)
                              --------------  -----------------  --------------  ---------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          6,824,730         12,326,485       3,187,828        9,234,503       6,772,795      13,468,427
      Cost of investments
         sold                      6,508,063         11,284,732       3,228,869        7,321,225       6,845,557      11,463,073
                              --------------  -----------------  --------------  ---------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   316,667          1,041,753         (41,041)       1,913,278         (72,762)      2,005,354

Realized gain distributions        1,927,794                  -               -        2,143,489               -               -
                              --------------  -----------------  --------------  ---------------  --------------  --------------

      Net realized gains
         (losses)                  2,244,461          1,041,753         (41,041)       4,056,767         (72,762)      2,005,354

Change in unrealized gains
   (losses)                        1,248,274          4,300,852         689,784        2,170,402         706,477      11,585,942
                              --------------  -----------------  --------------  ---------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               3,492,735          5,342,605         648,743        6,227,169         633,715      13,591,296
                              --------------  -----------------  --------------  ---------------  --------------  --------------

INCREASE (DECREASE) IN
   NET ASSETS FROM
   OPERATIONS                 $    3,626,049  $       4,261,878  $      792,318  $     5,913,710  $    2,825,893  $   12,843,442
                              ==============  =================  ==============  ===============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                Oppenheimer      Oppenheimer      Oppenheimer
                                 Variable         Variable         Variable
                               Account Funds    Account Funds   Account Funds         PIMCO            PIMCO           PIMCO
                              (Service Class   (Service Class   (Service Class Advisors Variable  Advisors Variable   Variable
                                 ("SC"))          ("SC"))          ("SC"))      Insurance Trust    Insurance Trust  Insurance Trust
                                Sub-Account      Sub-Account      Sub-Account      Sub-Account      Sub-Account       Sub-Account
                              --------------   --------------   --------------   --------------   ---------------   --------------

                                Oppenheimer
                                Main Street      Oppenheimer      Oppenheimer
                                 Small Cap       MidCap Fund       Strategic                          OpCap
                                Growth (SC)       (SC) (ag)        Bond (SC)     OpCap Balanced      Small Cap      Foreign Bond
                              --------------   --------------   --------------   --------------   --------------   --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $       11,451   $            -   $    4,948,200   $           79   $            -   $           84
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (730,789)        (313,001)      (1,770,336)            (134)             (28)             (37)
      Administrative expense         (96,556)         (41,410)        (238,658)             (10)              (3)              (3)
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net investment income
         (loss)                     (815,894)        (354,411)       2,939,206              (65)             (31)              44
                              --------------   --------------   --------------   --------------   --------------   --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          8,767,324        3,575,814       15,733,218              161               35               37
      Cost of investments
         sold                      7,132,155        3,015,936       15,438,389              153               32               26
                              --------------   --------------   --------------   --------------   --------------   --------------

         Realized gains
            (losses) on fund
            shares                 1,635,169          559,878          294,829                8                3               11

Realized gain distributions        1,445,611                -                -              265              108               34
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized gains
         (losses)                  3,080,780          559,878          294,829              273              111               45

Change in unrealized gains
   (losses)                        3,632,966          (98,425)       3,583,649              648              321              (61)
                              --------------   --------------   --------------   --------------   --------------   --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               6,713,746          461,453        3,878,478              921             432              (16)
                              --------------   --------------   --------------   --------------   --------------   --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    5,897,852   $      107,042   $    6,817,684   $          856   $          401   $           28
                              ==============   ==============   ==============   ==============   ==============   ==============

(ag) Previously known as Oppenheimer Aggressive Growth (SC)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                   PIMCO           PIMCO           PIMCO             PIMCO             PIMCO           PIMCO
                                 Variable        Variable        Variable          Variable          Variable        Variable
                                 Insurance       Insurance       Insurance         Insurance         Insurance       Insurance
                                   Trust           Trust           Trust             Trust             Trust           Trust
                                Sub-Account     Sub-Account     Sub-Account       Sub-Account       Sub-Account     Sub-Account
                              --------------  --------------  --------------  ------------------  --------------  --------------

                                                                 PIMCO VIT         PIMCO VIT         PIMCO VIT       PIMCO VIT
                                                                 Commodity         Emerging         Real Return    Total Return
                                                   PIMCO        Real Return      Markets Bond        (Advisor        (Advisor
                               Money Market    Total Return    Strategy (x)   (Admin Shares) (x)    Shares) (x)     Shares) (x)
                              --------------  --------------  --------------  ------------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $          407  $          521  $       59,821  $            7,548  $       26,815  $      188,175
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                           (127)           (165)        (10,955)             (2,228)         (8,571)        (59,351)
      Administrative expense              (8)            (12)         (1,407)               (269)         (1,107)         (7,803)
                              --------------  --------------  --------------  ------------------  --------------  --------------

      Net investment income
         (loss)                          272             344          47,459               5,051          17,137         121,021
                              --------------  --------------  --------------  ------------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales                160           1,259          71,577              28,479         179,639         355,093
      Cost of investments
         sold                            160           1,248          73,665              28,269         182,014         354,567
                              --------------  --------------  --------------  ------------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                         -              11          (2,088)                210          (2,375)            526

Realized gain distributions                -              66           7,795               5,422          44,410          59,514
                              --------------  --------------  --------------  ------------------  --------------  --------------

      Net realized gains
         (losses)                          -              77           5,707               5,632          42,035          60,040

Change in unrealized gains
   (losses)                                -             (88)       (120,909)             10,969         (71,786)         20,278
                              --------------  --------------  --------------  ------------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                       -             (11)       (115,202)             16,601         (29,751)         80,318
                              --------------  --------------  --------------  ------------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $          272  $          333  $      (67,743) $           21,652  $      (12,614) $      201,339
                              ==============  ==============  ==============  ==================  ==============  ==============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                  Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                              Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                               Sub-Account     Sub-Account      Sub-Account     Sub-Account    Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                               VT American
                                Government      VT Capital      VT Capital     VT Discovery   VT Diversified        VT
                                  Income       Appreciation    Opportunities      Growth          Income      Equity Income
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $    2,224,140  $       17,744  $        6,945  $            -  $    4,908,736  $      353,067
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (727,269)       (232,290)       (104,882)       (234,924)     (1,155,974)       (414,840)
      Administrative expense               -               -               -            (732)         (1,107)              -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                    1,496,871        (214,546)        (97,937)       (235,656)      3,751,655         (61,773)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         12,126,286       4,078,518       3,587,747       3,426,288      16,341,151       5,796,282
      Cost of investments
         sold                     12,665,996       3,424,916       3,248,178       2,550,524      16,803,113       5,067,245
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                  (539,710)        653,602         339,569         875,764        (461,962)        729,037

Realized gain distributions                -       1,515,333         505,613               -               -         955,118
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                   (539,710)      2,168,935         845,182         875,764        (461,962)      1,684,155

Change in unrealized gains
   (losses)                          (82,313)       (266,950)        202,152         931,658         738,730       3,535,067
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                (622,023)      1,901,985       1,047,334       1,807,422         276,768       5,219,222
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $      874,848  $    1,687,439  $      949,397  $    1,571,766  $    4,028,423  $    5,157,449
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                    Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                                Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                  Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                --------------  --------------  --------------  --------------  --------------  --------------

                                 VT The George        VT
                                  Putnam Fund    Global Asset         VT         VT Growth and     VT Growth       VT Health
                                   of Boston      Allocation     Global Equity      Income       Opportunities     Sciences
                                --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                       $    5,743,710  $    1,152,874  $      191,000  $    8,898,764  $       13,997  $      233,268
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (3,100,103)       (637,235)       (753,950)     (7,641,463)       (305,648)     (1,004,652)
      Administrative expense          (130,503)        (36,554)              -        (165,392)           (190)        (17,518)
                                --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                      2,513,104         479,085        (562,950)      1,091,909        (291,841)       (788,902)
                                --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales           65,668,862       8,833,074       9,952,608     120,754,634       4,812,502      16,117,883
      Cost of investments sold      60,738,339       8,124,392      12,513,728     107,086,006       6,470,526      14,474,202
                                --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   4,930,523         708,682      (2,561,120)     13,668,628      (1,658,024)      1,643,681

Realized gain distributions          8,163,149               -               -      13,861,535               -               -
                                --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                   13,093,672         708,682      (2,561,120)     27,530,163      (1,658,024)      1,643,681

Change in unrealized gains
   (losses)                          5,762,238       3,754,142      14,144,824      46,267,045       3,355,481         (37,203)
                                --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                18,855,910       4,462,824      11,583,704      73,797,208       1,697,457       1,606,478
                                --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS       $   21,369,014  $    4,941,909  $   11,020,754  $   74,889,117  $    1,405,616  $      817,576
                                ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                  Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                              Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                                                                    VT              VT
                                                                    VT         International   International
                                                               International    Growth and          New
                               VT High Yield     VT Income        Equity          Income       Opportunities   VT Investors
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $    7,376,218  $    8,998,432  $    1,807,502  $      757,497  $      495,497  $      698,871
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (1,333,229)     (2,907,508)     (4,298,024)       (881,116)       (523,846)     (2,271,317)
      Administrative expense         (79,753)       (163,647)       (207,055)             (7)              -         (34,420)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                    5,963,236       5,927,277      (2,697,577)       (123,626)        (28,349)     (1,606,866)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         21,524,780      37,373,218      51,476,588      10,582,532      10,632,008      31,818,706
      Cost of investments
         sold                     22,058,316      37,882,515      40,819,557       7,634,347       8,935,898      34,118,804
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                  (533,536)       (509,297)     10,657,031       2,948,185       1,696,110      (2,300,098)

Realized gain distributions                -               -               -               -               -               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                   (533,536)       (509,297)     10,657,031       2,948,185       1,696,110      (2,300,098)

Change in unrealized gains
   (losses)                        2,753,335         879,751      60,869,323      12,125,140       6,683,064      23,613,015
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               2,219,799         370,454      71,526,354      15,073,325       8,379,174      21,312,917
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    8,183,035  $    6,297,731  $   68,828,777  $   14,949,699  $    8,350,825  $   19,706,051
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                  Putnam          Putnam          Putnam          Putnam          Putnam          Putnam
                              Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                                                                                 VT OTC &
                                    VT              VT            VT New                         Emerging
                               Mid Cap Value   Money Market    Opportunities   VT New Value       Growth        VT Research
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $       39,267  $    5,349,472  $            -  $    1,985,863  $            -  $      495,993
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (253,375)     (1,719,526)     (1,578,710)     (2,616,879)       (416,671)     (1,201,573)
      Administrative expense               -        (161,465)        (20,350)       (125,045)              -         (15,792)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (214,108)      3,468,481      (1,599,060)       (756,061)       (416,671)       (721,372)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          4,959,001      80,651,645      23,448,367      33,594,201       5,947,653      19,954,249
      Cost of investments
         sold                      4,296,203      80,651,645      33,126,718      27,604,005       8,999,244      19,625,688
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   662,798               -      (9,678,351)      5,990,196      (3,051,591)        328,561

Realized gain distributions          833,329               -               -      12,598,145               -               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  1,496,127               -      (9,678,351)     18,588,341      (3,051,591)        328,561

Change in unrealized gains
   (losses)                        1,082,688               -      19,006,110       7,875,714       6,635,614       8,534,273
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               2,578,815               -       9,327,759      26,464,055       3,584,023       8,862,834
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    2,364,707  $    3,468,481  $    7,728,699  $   25,707,994  $    3,167,352  $    8,141,462
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                  Putnam          Putnam          Putnam          Putnam           Rydex        STI Classic
                              Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                               VT Utilities
                               VT Small Cap     Growth and                                                      STI Capital
                                   Value          Income         VT Vista       VT Voyager       Rydex OTC     Appreciation
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      550,185  $    1,417,040  $            -  $      371,831  $            -  $       65,863
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (2,381,238)       (653,378)     (1,299,224)     (4,512,811)            (59)       (320,432)
      Administrative expense         (47,255)        (12,712)        (29,061)       (169,041)             (4)        (25,062)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                   (1,878,308)        750,950      (1,328,285)     (4,310,021)            (63)       (279,631)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         34,671,799      11,461,476      19,554,433      77,566,359             504      10,255,901
      Cost of investments
         sold                     24,120,819      10,647,390      20,486,821     103,893,523             446      10,482,400
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                10,550,980         814,086        (932,388)    (26,327,164)             58        (226,499)

Realized gain distributions       16,846,809               -               -               -               -       1,293,896
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                 27,397,789         814,086        (932,388)    (26,327,164)             58       1,067,397

Change in unrealized gains
   (losses)                       (1,552,239)      9,234,463       5,804,482      41,510,623             232       1,232,470
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              25,845,550      10,048,549       4,872,094      15,183,459             290       2,299,867
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $   23,967,242  $   10,799,499  $    3,543,809  $   10,873,438  $          227  $    2,020,236
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                STI Classic     STI Classic    STI Classic      STI Classic     STI Classic     STI Classic
                              Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust  Variable Trust
                                Sub-Account     Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                    STI                         STI Large        STI Large
                               International  STI Investment   Cap Relative      Cap Value          STI        STI Small Cap
                                  Equity        Grade Bond        Value           Equity      Mid-Cap Equity   Value Equity
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $       51,711  $      454,039  $       62,541  $      343,573  $       36,967  $       46,173
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                        (57,008)       (140,484)        (68,834)       (322,133)       (127,501)       (147,141)
      Administrative expense          (4,585)        (11,721)         (6,200)        (25,618)        (10,149)        (12,609)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                       (9,882)        301,834         (12,493)         (4,178)       (100,683)       (113,577)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          1,791,879       3,721,603       1,265,413      10,394,179       3,424,978       3,886,271
      Cost of investments
         sold                      1,516,996       3,746,942       1,030,841       8,882,955       2,985,418       2,634,646
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   274,883         (25,339)        234,572       1,511,224         439,560       1,251,625

Realized gain distributions                -               -         345,510               -         674,517       2,375,747
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                    274,883         (25,339)        580,082       1,511,224       1,114,077       3,627,372

Change in unrealized gains
   (losses)                          622,896         (10,388)        118,347       3,128,809        (201,482)     (2,081,522)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments                 897,779         (35,727)        698,429       4,640,033         912,595       1,545,850
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
      ASSETS FROM OPERATIONS  $      887,897  $      266,107  $      685,936  $    4,635,855  $      811,912  $    1,432,273
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                               The Universal   The Universal   The Universal   The Universal   The Universal   The Universal
                               Institutional   Institutional   Institutional   Institutional   Institutional   Institutional
                                Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                                                                                                                Van Kampen
                                Van Kampen      Van Kampen       Van Kampen     Van Kampen                          UIF
                               UIF Emerging         UIF             UIF         UIF Global      Van Kampen     International
                              Markets Equity   Equity Growth    Fixed Income   Value Equity   UIF High Yield      Magnum
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      439,027  $            -  $       78,522    $        804  $          674  $       35,601
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (887,462)       (901,611)        (26,483)           (657)           (117)       (564,614)
      Administrative expense         (57,913)        (74,975)         (1,944)            (50)             (8)        (37,401)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (506,348)       (976,586)         50,095              97             549        (566,414)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         20,447,714      17,690,632         390,747           2,045           8,746       9,650,377
      Cost of investments
         sold                     12,977,096      16,930,493         389,500           1,763          12,783       7,813,550
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                 7,470,618         760,139           1,247             282          (4,037)      1,836,827

Realized gain distributions        1,348,316               -          10,434           1,976               -       2,856,834
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  8,818,934         760,139          11,681           2,258          (4,037)      4,693,661

Change in unrealized gains
   (losses)                        8,893,578       1,325,591         (22,093)          6,505           4,057       3,729,396
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              17,712,512       2,085,730         (10,412)          8,763              20       8,423,057
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $   17,206,164  $    1,109,144  $       39,683    $      8,860  $          569  $    7,856,643
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                                                                                               The Universal   The Universal
                               The Universal   The Universal   The Universal   The Universal   Institutional   Institutional
                               Institutional   Institutional   Institutional   Institutional    Funds, Inc.     Funds, Inc.
                                Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.      (Class II)     (Class II)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------   -------------  --------------

                                                                                                 Van Kampen     Van Kampen
                                Van Kampen       Van Kampen      Van Kampen                     UIF Emerging   UIF Emerging
                                   UIF            UIF U.S.        UIF U.S.       Van Kampen     Markets Debt  Markets Equity
                              Mid Cap Growth   Mid Cap Value    Real Estate      UIF Value       (Class II)     (Class II)
                              --------------  --------------  --------------  --------------   -------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $            -  $      387,106  $      823,418  $        5,801  $    2,451,092  $      210,124
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (648,016)     (2,146,791)     (1,141,482)         (4,950)       (398,835)       (423,352)
      Administrative expense         (41,713)       (153,488)        (74,085)           (334)        (52,604)        (53,515)
                              --------------  --------------  --------------  --------------  --------------  --------------
      Net investment income
         (loss)                     (689,729)     (1,913,173)       (392,149)            517       1,999,653        (266,743)
                              --------------  --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         12,453,639      31,708,173      21,460,543          62,770       5,248,290       4,027,933
      Cost of investments
         sold                      9,748,285      24,578,294      12,845,503          53,067       5,207,889       2,909,426
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses)on fund
            shares                 2,705,354       7,129,879       8,615,040           9,703          40,401       1,118,507
Realized gain distributions        2,638,310      16,699,765       4,943,524          34,191         534,856         659,767
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  5,343,664      23,829,644      13,558,564          43,894         575,257       1,778,274
Change in unrealized gains
   (losses)                       (1,984,782)      1,819,454       9,609,829           2,299        (146,605)      6,888,338
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               3,358,882      25,649,098      23,168,393          46,193         428,652       8,666,612
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    2,669,153  $   23,735,925  $   22,776,244  $       46,710  $    2,428,305  $    8,399,869
                              ==============  ==============  ==============  ==============  ==============  ==============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
-----------------------------------------------------------------------------------------------------------------------------

                               The Universal   The Universal   The Universal   The Universal    The Universal   The Universal
                               Institutional   Institutional   Institutional   Institutional    Institutional   Institutional
                                Funds, Inc.     Funds, Inc.     Funds, Inc.     Funds, Inc.      Funds, Inc.     Funds, Inc.
                                 (Class II)      (Class II)     (Class II)      (Class II)        (Class II)      (Class II)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account      Sub-Account     Sub-Account
                              --------------  --------------  --------------  ---------------  --------------  --------------

                                Van Kampen       Van Kampen                      Van Kampen      Van Kampen    Van Kampen UIF
                              UIF Equity and        UIF         Van Kampen       UIF Int'l          UIF        Small Company
                                  Income       Equity Growth    UIF Global     Growth Equity   Mid Cap Growth      Growth
                                (Class II)       (Class II)      Franchise    (Class II) (ah)  (Class II) (x)    (Class II)
                              --------------  --------------  --------------  ---------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      831,429  $            -  $    1,344,531  $         5,338  $            -  $            -
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (1,050,354)       (287,405)     (1,422,008)         (19,390)       (637,355)       (430,407)
      Administrative expense        (138,242)        (37,217)       (179,791)          (2,449)        (77,787)        (52,938)
                              --------------  --------------  --------------  ---------------  --------------  --------------
      Net investment income
         (loss)                     (357,167)       (324,622)       (257,268)         (16,501)       (715,142)       (483,345)
                              --------------  --------------  --------------  ---------------  --------------  --------------

NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         17,659,648       5,363,949      12,796,129          390,850       7,221,992       6,732,929
      Cost of investments
         sold                     16,268,187       4,544,398      10,965,283          377,077       6,026,767       5,612,330
                              --------------  --------------  --------------  ---------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                 1,391,461         819,551       1,830,846           13,773       1,195,225       1,120,599

Realized gain distributions        1,581,855               -       2,211,587                -       2,517,494       2,091,193
                              --------------  --------------  --------------  ---------------  --------------  --------------

      Net realized gains
         (losses)                  2,973,316         819,551       4,042,433           13,773       3,712,719       3,211,792

Change in unrealized gains
   (losses)                        5,208,177        (214,105)     13,184,322          377,889         167,943        (146,114)
                              --------------  --------------  --------------  ---------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               8,181,493         605,446      17,226,755          391,662       3,880,662       3,065,678
                              --------------  --------------  --------------  ---------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $    7,824,326  $      280,824  $   16,969,487  $       375,161  $    3,165,520  $    2,582,333
                              ==============  ==============  ==============  ===============  ==============  ==============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006
(ah) For the period beginning March 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
----------------------------------------------------------------------------------------------------------------------------

                               The Universal   The Universal    Van Kampen      Van Kampen      Van Kampen      Van Kampen
                               Institutional   Institutional       Life            Life            Life            Life
                                Funds, Inc.     Funds, Inc.     Investment      Investment      Investment      Investment
                                 (Class II)      (Class II)        Trust           Trust           Trust           Trust
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------  --------------

                              Van Kampen UIF    Van Kampen
                               U.S. Mid Cap      UIF U.S.
                                  Value        Real Estate          LIT                            LIT             Strat
                                (Class II)      (Class II)       Comstock     LIT Government   Money Market    Growth I (ai)
                              --------------  --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $      157,850  $      988,264  $    1,625,016  $       70,617  $      119,125  $            -
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                     (1,080,845)     (1,487,345)     (1,461,355)        (21,682)        (33,176)       (858,104)
      Administrative expense        (135,197)       (193,302)       (107,304)         (1,757)         (2,741)        (59,797)
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                   (1,058,192)       (692,383)         56,357          47,178          83,208        (917,901)
                              --------------  --------------  --------------  --------------  --------------  --------------
NET REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales         10,277,138      20,599,618      31,845,147         704,018       2,043,674      20,361,191
      Cost of investments
         sold                      8,893,748      14,767,480      27,970,369         712,068       2,043,674      24,272,850
                              --------------  --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                 1,383,390       5,832,138       3,874,778          (8,050)              -      (3,911,659)

Realized gain distributions        8,708,948       6,779,188       6,650,382             -                 -               -
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                 10,092,338      12,611,326      10,525,160          (8,050)              -      (3,911,659)

Change in unrealized gains
   (losses)                        3,425,243      19,161,802       3,962,999           3,042               -       5,476,960
                              --------------  --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments              13,517,581      31,773,128      14,488,159          (5,008)              -       1,565,301
                              --------------  --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $   12,459,389  $   31,080,745  $   14,544,516  $       42,170  $       83,208  $      647,400
                              ==============  ==============  ==============  ==============  ==============  ==============

(ai) Previously known as LIT Emerging Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2006
------------------------------------------------------------------------------------------------------------

                                Van Kampen      Van Kampen       Van Kampen     Van Kampen      Van Kampen
                                   Life            Life             Life           Life            Life
                                Investment      Investment       Investment     Investment      Investment
                                   Trust           Trust           Trust           Trust           Trust
                                (Class II)      (Class II)       (Class II)     (Class II)      (Class II)
                                Sub-Account     Sub-Account     Sub-Account     Sub-Account     Sub-Account
                              --------------  --------------  --------------  --------------  --------------

                                                                                     LIT
                              LIT Aggressive   LIT Comstock   LIT Growth and     Money Market       Strat
                            Growth (Class II)   (Class II)   Income (Class II)   (Class II)   Growth II (aj)
                              --------------  --------------  --------------  --------------  --------------
NET INVESTMENT INCOME (LOSS)
Dividends                     $            -  $    4,225,305  $    1,544,001  $    1,210,051  $            -
Charges from Allstate Life
   Insurance Company:
      Mortality and expense
         risk                       (356,751)     (5,196,550)     (2,394,108)       (415,204)     (1,065,886)
      Administrative expense         (37,280)       (528,832)       (305,657)        (56,137)       (102,512)
                              --------------  --------------  --------------  --------------  --------------

      Net investment income
         (loss)                     (394,031)     (1,500,077)     (1,155,764)        738,710      (1,168,398)
                              --------------  --------------  --------------  --------------  --------------

NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON
   INVESTMENTS
Realized gains (losses) on
   fund shares:
      Proceeds from sales          5,701,208      49,721,002      24,171,991      15,653,133      12,805,340
      Cost of investments
         sold                      5,044,031      42,625,492      21,108,629      15,653,133      11,439,958
                              --------------  --------------  --------------  --------------  --------------

         Realized gains
            (losses) on fund
            shares                   657,177       7,095,510       3,063,362               -       1,365,382

Realized gain distributions        1,883,927      19,644,865      10,255,668               -               -
                              --------------  --------------  --------------  --------------  --------------

      Net realized gains
         (losses)                  2,541,104      26,740,375      13,319,030               -       1,365,382

Change in unrealized gains
   (losses)                       (1,466,903)     19,295,277       9,201,401               -         189,436
                              --------------  --------------  --------------  --------------  --------------

      Net realized and
         unrealized gains
         (losses) on
         investments               1,074,201      46,035,652      22,520,431               -       1,554,818
                              --------------  --------------  --------------  --------------  --------------

INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS     $      680,170  $   44,535,575  $   21,364,667  $      738,710  $      386,420
                              ==============  ==============  ==============  ==============  ==============

(a) Previously known as LIT Emerging Growth (Class II)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         AIM Variable                    AIM Variable                       AIM Variable
                                       Insurance Funds                 Insurance Funds                    Insurance Funds
                                         Sub-Account                     Sub-Account                        Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                           AIM V. I.                        AIM V. I.
                                      Aggressive Growth                  Basic Balanced                 AIM V. I. Basic Value
                              --------------------------------  --------------------------------  --------------------------------

                                  2006 (a)           2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (124,170) $      (368,494) $       233,607  $        20,111  $      (321,253) $      (426,102)
Net realized gains (losses)           658,673         (672,913)         127,977         (659,787)       3,033,018        1,537,033
Change in unrealized gains
   (losses)                         1,881,646        2,084,268        4,018,486        2,697,431          794,922          282,136
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,416,149        1,042,861        4,380,070        2,057,755        3,506,687        1,393,067
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               20,215           22,505           64,920           53,656            9,464           27,627
Benefit payments                     (272,368)        (670,458)      (1,194,858)      (2,089,350)        (728,167)        (799,105)
Payments on termination              (817,963)      (1,991,348)      (8,865,059)      (6,351,818)      (5,153,530)      (3,778,661)
Contract maintenance charge            (4,417)         (13,973)         (20,042)         (22,892)         (11,312)         (12,100)
Transfers among the
   sub-accounts and with the
   Fixed Account - net            (28,292,898)        (798,235)         275,228         (376,249)         474,114        2,809,832
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                   (29,367,431)      (3,451,509)      (9,739,811)      (8,786,653)      (5,409,431)      (1,752,407)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (26,951,282)      (2,408,648)      (5,359,741)      (6,728,898)      (1,902,744)        (359,340)

NET ASSETS AT BEGINNING OF
   PERIOD                          26,951,282       29,359,930       54,652,718       61,381,616       33,302,071       33,661,411
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $             -  $    26,951,282  $    49,292,977  $    54,652,718  $    31,399,327  $    33,302,071
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,454,120        2,810,200        5,029,655        5,868,136        2,571,654        2,711,020
         Units issued                  68,783          265,811          438,367          625,884          313,566          717,187
         Units redeemed            (2,522,903)        (621,891)      (1,297,190)      (1,464,365)        (713,170)        (856,553)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                             -        2,454,120        4,170,832        5,029,655        2,172,050        2,571,654
                              ===============  ===============  ===============  ===============  ===============  ===============

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         AIM Variable                      AIM Variable                      AIM Variable
                                       Insurance Funds                   Insurance Funds                   Insurance Funds
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                            AIM V. I.                          AIM V. I.
                                     AIM V. I. Blue Chip              Capital Appreciation               Capital Development
                              --------------------------------  --------------------------------  --------------------------------

                                  2006 (b)           2005        2006 (a)(c)(d)        2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (76,416) $      (178,511) $    (2,328,174) $    (1,654,571) $      (346,629) $      (325,538)
Net realized gains (losses)        (2,829,587)        (613,618)         134,737       (1,646,079)       2,496,293          765,593
Change in unrealized gains
   (losses)                         2,202,421        1,142,720        5,373,453       11,044,610        1,380,005        1,459,050
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations            (703,582)         350,591        3,180,016        7,743,960        3,529,669        1,899,105
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                4,420            8,134          385,527          346,802           43,722            6,088
Benefit payments                     (399,574)        (655,291)      (4,570,520)      (2,782,341)        (565,498)        (419,398)
Payments on termination            (1,006,186)      (2,209,932)     (24,464,859)     (15,414,975)      (3,573,766)      (2,346,698)
Contract maintenance charge            (4,951)         (11,802)         (80,468)         (59,747)          (8,250)          (8,078)
Transfers among the
   sub-accounts and with the
   Fixed Account - net            (18,711,198)        (645,789)     104,549,957       (4,291,485)          79,088        2,773,295
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (20,117,489)      (3,514,680)      75,819,637      (22,201,746)      (4,024,704)           5,209
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (20,821,071)      (3,164,089)      78,999,653      (14,457,786)        (495,035)       1,904,314

NET ASSETS AT BEGINNING OF
   PERIOD                          20,821,071       23,985,160      116,354,635      130,812,421       25,090,655       23,186,341
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $             -  $    20,821,071  $   195,354,288  $   116,354,635  $    24,595,620  $    25,090,655
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,256,037        3,828,137       11,585,051       13,757,751        1,693,097        1,701,239
         Units issued                 238,113          328,056       11,701,688        2,035,513          243,504          415,204
         Units redeemed            (3,494,150)        (900,156)      (4,778,459)      (4,208,213)        (488,522)        (423,346)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                             -        3,256,037       18,508,280       11,585,051        1,448,079        1,693,097
                              ===============  ===============  ===============  ===============  ===============  ===============

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I. Capital Appreciation
(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         AIM Variable                      AIM Variable                       AIM Variable
                                       Insurance Funds                   Insurance Funds                    Insurance Funds
                                         Sub-Account                       Sub-Account                        Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                            AIM V. I.                           AIM V. I.
                                    AIM V. I. Core Equity               Demographic Trends                 Diversified Income
                              --------------------------------  --------------------------------  --------------------------------

                                  2006 (e)           2005           2006 (c)           2005             2006            2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,419,420) $        64,437  $      (109,217) $      (145,441) $     1,051,781  $     1,292,980
Net realized gains (losses)         1,802,279          286,653       (2,425,786)      (1,181,356)        (690,454)        (529,322)
Change in unrealized gains
   (losses)                        23,921,285        3,565,409        2,830,530        1,735,286          352,573         (329,502)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          24,304,144        3,916,499          295,527          408,489          713,900          434,156
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              309,776          108,408            4,822           11,367           15,171           22,007
Benefit payments                   (6,964,658)      (3,377,614)        (121,298)        (462,972)      (1,580,903)      (1,306,605)
Payments on termination           (28,743,756)     (13,331,985)      (1,144,511)      (1,563,312)      (4,108,673)      (4,091,502)
Contract maintenance charge           (94,418)         (57,810)          (4,890)          (6,378)          (7,179)          (8,625)
Transfers among the
   sub-accounts and with the
   Fixed Account - net            137,162,852       (3,398,637)      (9,025,358)        (840,397)         714,695        1,587,854
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                   101,669,796      (20,057,638)     (10,291,235)      (2,861,692)      (4,966,889)      (3,796,871)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         125,973,940      (16,141,139)      (9,995,708)      (2,453,203)      (4,252,989)      (3,362,715)

NET ASSETS AT BEGINNING OF
   PERIOD                         106,416,724      122,557,863        9,995,708       12,448,911       26,843,649       30,206,364
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   232,390,664  $   106,416,724  $             -  $     9,995,708  $    22,590,660  $    26,843,649
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           8,733,036       10,304,475        1,839,428        2,398,585        2,285,557        2,590,685
         Units issued              13,234,511          665,275           52,778          250,168          316,157          481,138
         Units redeemed            (4,516,693)      (2,236,714)      (1,892,206)        (809,325)        (729,272)        (786,266)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    17,450,854        8,733,036                -        1,839,428        1,872,442        2,285,557
                              ===============  ===============  ===============  ===============  ===============  ===============

(c) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          AIM Variable                      AIM Variable                      AIM Variable
                                        Insurance Funds                   Insurance Funds                   Insurance Funds
                                          Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                           AIM V. I.
                                    Government Securities               AIM V. I. Growth                 AIM V. I. High Yield
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005            2006 (d)          2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       639,816  $       584,747  $      (351,288) $    (1,094,101) $       911,365  $     1,188,253
Net realized gains (losses)            70,377          237,311      (19,202,381)      (5,776,165)        (232,693)          24,398
Change in unrealized gains
   (losses)                          (159,158)        (729,599)      24,515,493       11,030,910          564,387         (994,898)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from
   operations                         551,035           92,459        4,961,824        4,160,644        1,243,059          217,753
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS

Deposits                                7,797           12,105           54,696           98,170            6,164           14,923
Benefit payments                   (1,453,419)      (1,695,940)      (1,107,855)      (2,236,761)        (451,195)        (667,370)
Payments on termination            (5,706,491)      (5,311,391)      (3,221,827)      (8,273,756)      (3,033,581)      (2,412,404)
Contract maintenance charge            (9,487)         (11,760)         (13,190)         (40,753)          (5,078)          (6,020)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (1,038,240)      (1,348,494)     (75,302,501)      (3,372,611)        (115,442)        (980,059)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                    (8,199,840)      (8,355,480)     (79,590,677)     (13,825,711)      (3,599,132)      (4,050,930)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (7,648,805)      (8,263,021)     (74,628,853)      (9,665,067)      (2,356,073)      (3,833,177)

NET ASSETS AT BEGINNING OF
   PERIOD                          33,125,435       41,388,456       74,628,853       84,293,920       15,601,267       19,434,444
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    25,476,630  $    33,125,435  $             -  $    74,628,853  $    13,245,194  $    15,601,267
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,587,210        3,233,611       10,077,543       11,996,211        1,577,550        1,992,886
         Units issued                 230,730          405,705          390,089        2,145,677          193,668          357,522
         Units redeemed              (867,346)      (1,052,106)     (10,467,632)      (4,064,345)        (545,741)        (772,858)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,950,594        2,587,210                -       10,077,543        1,225,477        1,577,550
                              ===============  ===============  ===============  ===============  ===============  ===============

(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                          AIM Variable            AIM Variable               AIM Variable
                                        Insurance Funds         Insurance Funds            Insurance Funds
                                          Sub-Account             Sub-Account                Sub-Account
                              --------------------------------  ---------------  --------------------------------

                                           AIM V. I.            AIM V. I. Large              AIM V. I.
                                     International Growth          Cap Growth           Mid Cap Core Equity
                              --------------------------------  ---------------  --------------------------------

                                    2006             2005         2006 (b)(f)          2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (198,500) $      (345,899) $      (111,112) $      (156,090) $      (246,596)
Net realized gains (losses)         4,108,113        1,304,497           81,521        4,055,921        1,739,308
Change in unrealized gains
   (losses)                         9,674,730        6,687,181        1,931,575       (1,232,880)         230,659
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          13,584,343        7,645,779        1,901,984        2,666,951        1,723,371
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS

Deposits                               78,765           51,152            3,312           28,910          117,308
Benefit payments                   (1,759,741)      (1,286,573)        (258,340)        (687,158)        (289,408)
Payments on termination            (8,512,407)      (5,551,814)      (1,017,671)      (4,558,771)      (2,977,917)
Contract maintenance charge           (23,809)         (22,002)          (5,152)          (8,710)          (8,575)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              5,564,606        5,500,032       18,461,643          957,175        6,168,348
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                    (4,652,586)      (1,309,205)      17,183,792       (4,268,554)       3,009,756
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           8,931,757        6,336,574       19,085,776       (1,601,603)       4,733,127

NET ASSETS AT BEGINNING OF
   PERIOD                          53,895,572       47,558,998                -       30,350,585       25,617,458
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    62,827,329  $    53,895,572  $    19,085,776  $    28,748,982  $    30,350,585
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,971,488        3,968,781                -        2,172,241        1,876,228
         Units issued                 897,298          954,641        1,937,250          504,977        1,855,020
         Units redeemed            (1,152,132)        (951,934)        (215,892)        (779,268)      (1,559,007)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     3,716,654        3,971,488        1,721,358        1,897,950        2,172,241
                              ===============  ===============  ===============  ===============  ===============

(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(f) For the period beginning June 12, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         AIM Variable                      AIM Variable                     AIM Variable
                                       Insurance Funds                   Insurance Funds                   Insurance Funds
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                   AIM V. I. Money Market           AIM V. I. Premier Equity            AIM V. I. Technology
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005           2006 (e)           2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       593,425  $       242,582  $       795,465  $      (997,413) $       (76,936) $       (84,209)
Net realized gains (losses)                 -                -      (15,644,868)      (6,051,321)         289,545          102,452
Change in unrealized gains
   (losses)                                 -                -       22,086,795       12,742,532          275,452          (44,805)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             593,425          242,582        7,237,392        5,693,798          488,061          (26,562)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               26,936           15,483           78,992          172,425            8,654            8,109
Benefit payments                   (8,114,386)     (12,980,203)      (1,522,211)      (5,301,618)         (78,563)        (116,194)
Payments on termination           (11,532,625)      (8,903,804)      (6,049,247)     (17,432,839)        (688,387)        (710,996)
Contract maintenance charge            (7,344)          (8,289)         (27,173)         (86,130)          (3,289)          (3,831)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             19,928,144       16,782,968     (145,660,566)      (9,459,939)        (204,020)        (448,905)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       300,725       (5,093,845)    (153,180,205)     (32,108,101)        (965,605)      (1,271,817)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             894,150       (4,851,263)    (145,942,813)     (26,414,303)        (477,544)      (1,298,379)

NET ASSETS AT BEGINNING OF
   PERIOD                          20,185,712       25,036,975      145,942,813      172,357,116        5,996,941        7,295,320
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    21,079,862  $    20,185,712  $             -  $   145,942,813  $     5,519,397  $     5,996,941
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,792,903        2,239,273       15,762,610       19,267,691          536,082          657,425
         Units issued               2,769,251        3,730,812          417,671        2,333,499          106,031           76,130
         Units redeemed            (2,741,285)      (4,177,182)     (16,180,281)      (5,838,580)        (189,401)        (197,473)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,820,869        1,792,903                -       15,762,610          452,712          536,082
                              ===============  ===============  ===============  ===============  ===============  ===============

(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         AIM Variable                AIM Variable Insurance            AIM Variable Insurance
                                       Insurance Funds                   Funds Series II                   Funds Series II
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                            AIM V. I.                         AIM V. I.
                                     AIM V. I. Utilities              Aggressive Growth II                Basic Balanced II
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005           2006 (g)           2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       278,735  $       144,416  $        (3,749) $       (10,274) $         1,653  $        (7,007)
Net realized gains (losses)         1,440,631          540,032          192,315            4,849           63,343           26,918
Change in unrealized gains
   (losses)                         1,253,685        1,090,839         (132,272)          28,161           94,822           47,456
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,973,051        1,775,287           56,294           22,736          159,818           67,367
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               12,718            5,380            5,369            6,106            3,030              800
Benefit payments                     (831,888)        (406,298)               -                -         (184,006)          (3,334)
Payments on termination            (1,687,240)      (1,453,411)          (3,784)          (8,674)        (198,301)        (183,441)
Contract maintenance charge            (5,850)          (5,774)               -                -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net                141,438        2,562,546         (691,258)          18,981           54,157           48,100
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (2,370,822)         702,443         (689,673)          16,413         (325,120)        (137,875)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             602,229        2,477,730         (633,379)          39,149         (165,302)         (70,508)

NET ASSETS AT BEGINNING OF
   PERIOD                          14,080,774       11,603,044          633,379          594,230        2,103,010        2,173,518
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    14,683,003  $    14,080,774  $             -  $       633,379  $     1,937,708  $     2,103,010
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             998,584          948,229           55,960           54,443          203,998          217,898
         Units issued                 174,253          527,651              526            4,820           22,690           23,156
         Units redeemed              (331,321)        (477,296)         (56,486)          (3,303)         (53,313)         (37,056)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       841,516          998,584                -           55,960          173,375          203,998
                              ===============  ===============  ===============  ===============  ===============  ===============

(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   AIM Variable Insurance            AIM Variable Insurance            AIM Variable Insurance
                                       Funds Series II                   Funds Series II                   Funds Series II
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                              AIM V. I.
                                  AIM V. I. Basic Value II           AIM V. I. Blue Chip II            Capital Appreciation II
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005           2006 (h)           2005        2006 (g)(i)(j)        2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (344,401) $      (367,775) $        (7,235) $       (12,536) $      (131,982) $      (123,155)
Net realized gains (losses)         1,469,720          531,298          111,989           11,079          169,984          135,871
Change in unrealized gains
   (losses)                         1,170,468          625,320         (146,355)          17,568          249,909          470,030
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,295,787          788,843          (41,601)          16,111          287,911          482,746
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               24,667        1,494,568            6,316            7,926            8,793          210,248
Benefit payments                     (112,414)        (234,236)               -           (1,211)         (75,855)         (60,896)
Payments on termination              (996,752)        (696,246)         (44,384)         (33,938)        (393,594)        (330,132)
Contract maintenance charge           (66,390)         (64,500)               -                -          (18,426)         (19,186)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (914,833)        (188,928)        (964,190)         (29,700)         927,334         (493,031)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (2,065,722)         310,658       (1,002,258)         (56,923)         448,252         (692,997)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             230,065        1,099,501       (1,043,859)         (40,812)         736,163         (210,251)

NET ASSETS AT BEGINNING OF
   PERIOD                          21,967,527       20,868,026        1,043,859        1,084,671        7,537,878        7,748,129
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    22,197,592  $    21,967,527  $             -  $     1,043,859  $     8,274,041  $     7,537,878
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,572,687        1,549,941          105,671          111,610          569,945          628,627
         Units issued                  46,214          409,587              664            3,922          139,166           62,765
         Units redeemed              (188,142)        (386,841)        (106,335)          (9,861)         (88,978)        (121,447)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,430,759        1,572,687                -          105,671          620,133          569,945
                              ===============  ===============  ===============  ===============  ===============  ===============

(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I. Capital Appreciation II
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   AIM Variable Insurance            AIM Variable Insurance            AIM Variable Insurance
                                       Funds Series II                   Funds Series II                   Funds Series II
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          AIM V. I.                                                          AIM V. I.
                                   Capital Development II           AIM V. I. Core Equity II           Demographic Trends II
                              --------------------------------  --------------------------------  --------------------------------

                                    2006            2005            2006 (k)           2005           2006 (i)          2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (8,161) $        (7,315) $       (35,086) $        (1,366) $        (3,719) $        (4,640)
Net realized gains (losses)            73,633            7,071           30,155            7,935           77,447            5,621
Change in unrealized gains
   (losses)                            19,869           35,972          406,135           10,275          (63,477)          12,372
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              85,341           35,728          401,204           16,844           10,251           13,353
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                4,688              303              286              690              352            1,183
Benefit payments                     (111,513)               -         (119,842)               -          (47,394)               -
Payments on termination               (45,687)          (4,284)        (232,832)         (46,576)          (8,562)         (12,312)
Contract maintenance charge                 -                -          (11,568)               -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net                136,386           70,712        4,780,701           15,515         (257,569)             143
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (16,126)          66,731        4,416,745          (30,371)        (313,173)         (10,986)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              69,215          102,459        4,817,949          (13,527)        (302,922)           2,367

NET ASSETS AT BEGINNING OF
   PERIOD                             523,102          420,643          477,954          491,481          302,922          300,555
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       592,317  $       523,102  $     5,295,903  $       477,954  $             -  $       302,922
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              41,806           36,107           42,597           45,304           30,304           31,387
         Units issued                  11,494           15,264          500,106            2,051            1,337            6,116
         Units redeemed               (11,883)          (9,565)         (68,734)          (4,758)         (31,641)          (7,199)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        41,417           41,806          473,969           42,597                -           30,304
                              ===============  ===============  ===============  ===============  ===============  ===============

(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   AIM Variable Insurance             AIM Variable Insurance           AIM Variable Insurance
                                       Funds Series II                    Funds Series II                  Funds Series II
                                         Sub-Account                        Sub-Account                        Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                           AIM V. I.                        AIM V. I.
                                     Diversified Income II          Government Securities II             AIM V. I. Growth II
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005            2006             2005             2006 (j)          2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        21,718  $        32,324  $        23,778  $        31,644  $        (1,653) $        (5,035)
Net realized gains (losses)           (11,604)          (1,516)         (21,062)          (3,316)          93,178           16,409
Change in unrealized gains
   (losses)                             3,384          (22,966)          22,851          (29,553)         (70,788)           5,168
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              13,498            7,842           25,567           (1,225)          20,737           16,542
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                1,552              500            2,795                -            7,366            8,976
Benefit payments                       (2,023)               -          (78,497)         (29,088)               -                -
Payments on termination               (19,316)         (25,778)        (444,344)        (205,616)          (8,383)         (32,330)
Contract maintenance charge                 -                -                -                -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (173,397)          (8,859)        (319,846)           1,254         (331,700)         (26,613)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (193,184)         (34,137)        (839,892)        (233,450)        (332,717)         (49,967)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (179,686)         (26,295)        (814,325)        (234,675)        (311,980)         (33,425)

NET ASSETS AT BEGINNING OF
   PERIOD                             731,511          757,806        2,176,790        2,411,465          311,980          345,405
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       551,825  $       731,511  $     1,362,465  $     2,176,790  $             -  $       311,980
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              65,514           68,582          202,206          223,792           31,825           37,130
         Units issued                   6,081            3,519           23,560           16,432              840            1,983
         Units redeemed               (23,249)          (6,587)        (101,289)         (38,018)         (32,665)          (7,288)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        48,346           65,514          124,477          202,206                -           31,825
                              ===============  ===============  ===============  ===============  ===============  ===============

(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                                                                    AIM Variable
                                   AIM Variable Insurance             AIM Variable Insurance          Insurance
                                       Funds Series II                    Funds Series II             Funds II
                                         Sub-Account                        Sub-Account             Sub-Account
                              --------------------------------  --------------------------------  ---------------

                                                                            AIM V. I.             AIM V. I. Large
                                   AIM V. I. High Yield II           International Growth II       Cap Growth II
                              --------------------------------  --------------------------------  ---------------

                                    2006             2005             2006             2005          2006 (f)(h)
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        47,133  $        60,626  $        (4,559) $        (7,329) $        (8,654)
Net realized gains (losses)             8,561            9,480           49,535           17,581            2,549
Change in unrealized gains
   (losses)                             7,722          (62,623)         233,193          116,806          109,404
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net assets
   from operations                     63,416            7,483          278,169          127,058          103,299
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                1,620            1,490            7,079            3,524               -
Benefit payments                            -                -          (20,424)               -           (2,252)
Payments on termination               (45,774)         (30,680)         (73,296)         (38,998)          (8,395)
Contract maintenance charge                 -                -                -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (117,491)          15,569          428,826          170,945          954,604
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (161,645)         (13,621)         342,185          135,471          943,957
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (98,229)          (6,138)         620,354          262,529        1,047,256

NET ASSETS AT BEGINNING OF
   PERIOD                             830,276          836,414          972,512          709,983                -
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       732,047  $       830,276  $     1,592,866  $       972,512  $     1,047,256
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              64,335           65,405           65,852           55,701                -
         Units issued                   1,280            5,804           30,445           17,561           97,841
         Units redeemed               (13,533)          (6,874)         (10,442)          (7,410)          (3,272)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        52,082           64,335           85,855           65,852           94,569
                              ===============  ===============  ===============  ===============  ===============

(f) For the period beginning June 12, 2006 and ended December 31, 2006
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   AIM Variable Insurance            AIM Variable Insurance            AIM Variable Insurance
                                      Funds Series II                    Funds Series II                   Funds Series II
                                        Sub-Account                       Sub-Account                        Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          AIM V. I.                         AIM V. I.                          AIM V. I.
                                   Mid Cap Core Equity II               Money Market II                   Premier Equity II
                              --------------------------------  --------------------------------  --------------------------------

                                    2006              2005            2006             2005          2006 (k)           2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (71,376) $       (95,862) $        55,431  $        26,530  $         6,163  $       (54,104)
Net realized gains (losses)           823,292          330,038                -                -          804,884           45,970
Change in unrealized
   gains (losses)                    (126,164)         194,930                -                -         (587,468)         169,893
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets
   from operations                    625,752          429,106           55,431           26,530          223,579          161,759
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               19,581        2,407,058                -            6,165           10,598          361,419
Benefit payments                      (89,589)         (58,549)        (277,843)        (299,952)               -          (21,132)
Payments on termination              (283,575)        (255,309)      (1,153,999)      (7,447,783)         (95,714)        (143,432)
Contract maintenance charge           (17,003)          (8,303)               -                -           (3,581)         (14,444)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (722,377)         704,117          725,977        4,877,375       (4,775,936)         (66,543)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                    (1,092,963)       2,789,014         (705,865)      (2,864,195)      (4,864,633)         115,868
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                        (467,211)       3,218,120         (650,434)      (2,837,665)      (4,641,054)         277,627

NET ASSETS AT BEGINNING OF
   PERIOD                           7,457,304        4,239,184        2,793,891        5,631,556        4,641,054        4,363,427
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     6,990,093  $     7,457,304  $     2,143,457  $     2,793,891   $            -  $     4,641,054
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             637,174          374,379          285,556          579,844          385,771          376,112
         Units issued                  58,072          786,949           95,334          603,040           19,792          119,353
         Units redeemed              (149,886)        (524,154)        (167,511)        (897,328)        (405,563)        (109,694)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       545,360          637,174          213,379          285,556                -          385,771
                              ===============  ===============  ===============  ===============  ===============  ===============

(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Alliance
                                 AIM Variable Insurance              AIM Variable Insurance              Bernstein Variable
                                     Funds Series II                     Funds Series II                Product Series Fund
                                        Sub-Account                         Sub-Account                     Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                                Alliance
                                    AIM V. I. Technology II           AIM V. I. Utilities II               Bernstein Growth
                              --------------------------------  --------------------------------  --------------------------------

                                    2006            2005              2006             2005            2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (2,205) $        (2,200) $        16,777  $         4,171  $    (1,016,072) $      (914,370)
Net realized gains (losses)             5,111            1,564           30,757           11,303        1,357,732        1,435,099
Change in unrealized gains
   (losses)                             7,695              847          101,257           51,267       (2,468,198)       5,265,901
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              10,601              211          148,791           66,741       (2,126,538)       5,786,630
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS FROM CONTRACT
   TRANSACTIONS
Deposits                                  388              497              912            1,031        3,763,842       10,848,923
Benefit payments                            -                -           (3,432)               -       (1,065,944)        (737,805)
Payments on termination                (1,371)         (12,803)         (30,262)         (25,480)      (5,549,062)      (4,082,854)
Contract maintenance charge                 -                -                -                -         (109,341)         (66,488)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (18,607)              24          206,599           51,838            2,694        4,154,565
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in
   net assets from contract
   transactions                       (19,590)         (12,282)         173,817           27,389       (2,957,811)      10,116,341
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                          (8,989)         (12,071)         322,608           94,130       (5,084,349)      15,902,971

NET ASSETS AT BEGINNING OF
   PERIOD                             132,403          144,474          550,078          455,948       64,948,868       49,045,897
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       123,414  $       132,403  $       872,686  $       550,078  $    59,864,519  $    64,948,868
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              11,963           13,086           39,277           37,369        6,832,050        6,175,132
         Units issued                   1,009              391           14,098            5,858        1,377,335        4,606,126
         Units redeemed                (2,689)          (1,514)          (2,890)          (3,950)      (1,953,056)      (3,949,208)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        10,283           11,963           50,485           39,277        6,256,329        6,832,050
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Alliance                            Alliance                         Alliance
                                     Bernstein Variable                  Bernstein Variable               Bernstein Variable
                                    Product Series Fund                 Product Series Fund              Product Series Fund
                                        Sub-Account                         Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                     Alliance Bernstein                 Alliance Bernstein               Alliance Bernstein
                                      Growth & Income                   International Value               Large Cap Growth
                              --------------------------------  --------------------------------  --------------------------------

                                    2006            2005              2006           2005 (ak)          2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS
Net investment income (loss)  $      (993,635) $      (796,387) $      (116,381) $       (70,023) $      (743,989) $      (699,045)
Net realized gains (losses)        16,784,265        5,579,463        1,204,453          317,950          272,163         (223,940)
Change in unrealized gains
   (losses)                        12,258,755        1,083,820        7,026,148        1,002,493         (786,977)       6,200,392
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          28,049,385        5,866,896        8,114,220        1,250,420       (1,258,803)       5,277,407
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              518,707        7,474,187       13,908,710       11,319,680          143,362          593,761
Benefit payments                   (3,018,124)      (3,355,357)        (448,214)         (54,568)        (720,381)        (652,659)
Payments on termination           (23,570,371)     (22,033,964)      (1,022,203)        (120,423)      (4,457,781)      (3,877,472)
Contract maintenance charge          (199,141)        (187,928)         (81,783)          (4,202)         (39,474)         (42,950)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (5,836,723)      (4,655,859)       5,624,460        3,026,827        3,779,658        2,166,301
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (32,105,652)     (22,758,921)      17,980,970       14,167,314       (1,294,616)      (1,813,019)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                      (4,056,267)     (16,892,025)      26,095,190       15,417,734       (2,553,419)       3,464,388

NET ASSETS AT BEGINNING OF
   PERIOD                         207,805,787      224,697,812       15,417,734                -       46,606,549       43,142,161
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   203,749,520  $   207,805,787  $    41,512,924  $    15,417,734  $    44,053,130  $    46,606,549
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          17,601,470       19,688,278        1,298,617                -        6,159,455        6,505,577
         Units issued               1,576,404        4,151,539        1,882,903        2,292,586        1,762,391        2,215,960
         Units redeemed            (4,194,663)      (6,238,347)        (550,339)        (993,969)      (1,899,686)      (2,562,082)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    14,983,211       17,601,470        2,631,181        1,298,617        6,022,160        6,159,455
                              ===============  ===============  ===============  ===============  ===============  ===============

(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                           Alliance                          Alliance                          Alliance
                                      Bernstein Variable                Bernstein Variable                Bernstein Variable
                                     Product Series Fund               Product Series Fund               Product Series Fund
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                     Alliance Bernstein                Alliance Bernstein                     Alliance
                                     Small/Mid Cap Value                 Utility Income                    Bernstein Value
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006          2005 (ak)           2006           2005 (ak)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $     (689,854)  $      (410,327) $        32,845  $       (13,136) $       (24,546) $        (4,060)
Net realized gains (losses)         3,930,630        1,459,210           48,731          (39,139)         140,137           (8,473)
Change in unrealized gains
   (losses)                         2,109,059          877,983          885,596           86,429          481,966           49,841
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           5,349,835        1,926,866          967,172           34,154          597,557           37,308
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS

Deposits                            4,823,166       14,013,852        1,261,064        2,539,162        2,151,559        1,195,200
Benefit payments                     (520,240)        (221,051)        (162,039)               -         (214,375)               -
Payments on termination            (2,439,276)      (1,192,962)        (222,902)         (16,447)         (85,229)        (136,069)
Contract maintenance charge          (166,581)         (98,695)         (12,497)            (665)          (5,726)            (104)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                402,867        1,514,688        1,114,502          617,342          731,957          352,375
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     2,099,936       14,015,832        1,978,128        3,139,392        2,578,186        1,411,402
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           7,449,771       15,942,698        2,945,300        3,173,546        3,175,743        1,448,710

NET ASSETS AT BEGINNING OF
   PERIOD                          41,918,666       25,975,968        3,173,546                -        1,448,710                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    49,368,437  $    41,918,666  $     6,118,846  $     3,173,546  $     4,624,453  $     1,448,710
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,513,231        1,633,134          289,959                -          134,946                -
         Units issued                 614,317        2,494,433          258,410          591,337          314,068          225,553
         Units redeemed              (491,317)      (1,614,336)         (87,938)        (301,378)         (86,702)         (90,607)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     2,636,231        2,513,231          460,431          289,959          362,312          134,946
                              ===============  ===============  ===============  ===============  ===============  ===============

(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          American                          American                           Dreyfus
                                      Century Variable                  Century Variable                Socially Responsible
                                      Portfolios, Inc                   Portfolios, Inc                  Growth Fund, Inc.
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                      American Century                  American Century                  Dreyfus Socially
                                         VP Balanced                     VP International              Responsible Growth Fund
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005            2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS

Net investment income (loss)  $           380  $           283  $            47  $           106  $        (3,263) $        (3,771)
Net realized gains (losses)             3,374              (37)             (50)         (21,423)          (6,446)          (1,033)
Change in unrealized gains
   (losses)                               136            1,806            5,742           23,653           26,026            9,917
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               3,890            2,052            5,739            2,336           16,317            5,113
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS

Deposits                                    -                -                -                -                -              750
Benefit payments                            -                -             (815)               -                -                -
Payments on termination                  (631)          (4,092)            (459)         (39,173)         (38,938)          (5,521)
Contract maintenance charge               (44)             (46)              (5)              (4)             (63)             (79)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                 (6,002)          (6,595)               -                -               (3)          (1,239)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                        (6,677)         (10,733)          (1,279)         (39,177)         (39,004)          (6,089)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              (2,787)          (8,681)           4,460          (36,841)         (22,687)            (976)

NET ASSETS AT BEGINNING OF
   PERIOD                              52,952           61,633           25,902           62,743          255,576          256,552
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $        50,165  $        52,952  $        30,362  $        25,902  $       232,889  $       255,576
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               3,746            4,511            1,958            5,297           30,580           31,431
         Units issued                   1,383              461               60                -                -              133
         Units redeemed                (1,848)          (1,226)            (154)          (3,339)          (4,557)            (984)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                         3,281            3,746            1,864            1,958           26,023           30,580
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                        Dreyfus Variable                  Dreyfus Variable
                                  Dreyfus Stock Index Fund               Investment Fund                   Investment Fund
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                  Dreyfus Stock Index Fund             VIF Growth & Income                VIF Money Market
                              --------------------------------  --------------------------------  --------------------------------

                                   2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS

Net investment income (loss)  $         3,068  $         2,494  $        (1,723) $           (66) $        25,369  $        11,812
Net realized gains (losses)            48,897           69,134            5,329             (257)               -                -
Change in unrealized gains
   (losses)                           155,611          (16,345)          33,246            5,771                -                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             207,576           55,283           36,852            5,448           25,369           11,812
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS

Deposits                                9,000            6,614                -                -              260            7,250
Benefit payments                      (14,606)         (92,780)         (26,112)               -         (271,267)        (269,048)
Payments on termination              (362,002)        (379,676)         (12,340)         (51,817)        (255,553)        (338,108)
Contract maintenance charge              (920)          (1,066)            (181)            (228)            (546)            (638)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (61,953)         (14,622)          (7,906)           1,275          363,878          330,066
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (430,481)        (481,530)         (46,539)         (50,770)        (163,228)        (270,478)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (222,905)        (426,247)          (9,687)         (45,322)        (137,859)        (258,666)

NET ASSETS AT BEGINNING OF
   PERIOD                           1,717,335        2,143,582          327,612          372,934          941,210        1,199,876
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,494,430  $     1,717,335  $       317,925  $       327,612  $       803,351  $       941,210
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             162,949          210,673           31,118           35,826           89,215          114,416
         Units issued                   2,008           28,325            7,673              121           86,127          124,127
         Units redeemed               (39,108)         (76,049)         (11,721)          (4,829)         (99,967)        (149,328)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       125,849          162,949           27,070           31,118           75,375           89,215
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                      Dreyfus Variable
                                      Investment Fund                 DWS Variable Series I             DWS Variable Series I
                                         Sub-Account                     Sub-Account (l)                   Sub-Account (l)
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                               DWS VIP
                                   VIF Small Company Stock             DWS VIP Bond A (m)               Capital Growth A (n)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (1,177) $        (1,178) $        31,626  $        33,749  $        (3,153) $         1,125
Net realized gains (losses)            10,235            6,684            6,761           16,449           25,119           (4,029)
Change in unrealized gains
   (losses)                            (1,870)          (5,875)              79          (29,259)         142,967          216,750
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               7,188             (369)          38,466           20,939          164,933          213,846
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -                -            2,985            1,820           27,312            8,570
Benefit payments                         (120)               -          (36,650)         (47,961)         (48,938)         (38,122)
Payments on termination                (4,418)          (9,209)        (244,235)         (33,799)        (600,886)        (273,558)
Contract maintenance charge               (45)             (59)              -                 -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net                  8,416              (25)        (104,757)        (149,173)        (290,237)         625,238
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                         3,833           (9,293)        (382,657)        (229,113)        (912,749)         322,128
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              11,021           (9,662)        (344,191)        (208,174)        (747,816)         535,974

NET ASSETS AT BEGINNING OF
   PERIOD                              72,748           82,410        1,142,958        1,351,132        2,527,077        1,991,103
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $        83,769  $        72,748  $       798,767  $     1,142,958  $     1,779,261  $     2,527,077
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               4,754            5,352           84,957          102,279          239,192          203,772
         Units issued                     882               63            4,313           10,790            9,331           89,474
         Units redeemed                  (644)            (661)         (32,248)         (28,112)         (92,298)         (54,054)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                         4,992            4,754           57,022           84,957          156,225          239,192
                              ===============  ===============  ===============  ===============  ===============  ===============

(l) Previously known as Scudder Variable Series I
(m) Previously known as Bond
(n) Previously known as Capital Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    DWS Variable Series I             DWS Variable Series I             DWS Variable Series I
                                       Sub-Account (l)                   Sub-Account (l)                   Sub-Account (l)
                              --------------------------------  --------------------------------  --------------------------------

                                           DWS VIP                           DWS VIP
                                  Global Opportunities (p)           Growth and Income A (q)          DWS VIP International (r)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $         5,428  $        (2,234) $         2,588  $         6,995  $         9,983  $         7,441
Net realized gains (losses)           247,622           85,745           56,156           27,309           44,912            6,188
Change in unrealized gains
   (losses)                           101,173          209,422           84,089           21,114          142,714          102,844
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             354,223          292,933          142,833           55,418          197,609          116,473
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               23,450           13,942           18,534            4,164            3,720           10,150
Benefit payments                     (131,209)         (10,705)         (51,731)            (909)         (11,241)          (5,995)
Payments on termination              (372,670)        (200,023)        (164,666)        (132,966)        (316,607)         (75,571)
Contract maintenance charge                 -                -                -                -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net                 26,038           35,363          134,148         (105,043)          74,815           85,506
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (454,391)        (161,423)         (63,715)        (234,754)        (249,313)          14,090
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (100,168)         131,510           79,118         (179,336)         (51,704)         130,563

NET ASSETS AT BEGINNING OF
   PERIOD                           1,899,140        1,767,630        1,160,396        1,339,732          866,415          735,852
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,798,972  $     1,899,140  $     1,239,514  $     1,160,396  $       814,711  $       866,415
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              89,278           97,478          115,850          140,833           74,489           72,947
         Units issued                  21,588           15,352           37,435            4,562            7,988           10,734
         Units redeemed               (41,082)         (23,552)         (43,616)         (29,545)         (26,507)          (9,192)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        69,784           89,278          109,669          115,850           55,970           74,489
                              ===============  ===============  ===============  ===============  ===============  ===============

(l) Previously known as Scudder Variable Series I
(p) Previously known as Global Discovery
(q) Previously known as Growth & Income
(r) Previously known as International

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                                                                   DWS Variable
                                    DWS Variable Series I            DWS Variable Series II          Series II
                                       Sub-Account (l)                   Sub-Account (o)          Sub-Account (o)
                              --------------------------------  --------------------------------  ---------------

                                                                                                   DWS VIP Money
                                 DWS VIP Money Market A (s)          DWS VIP Balanced A (u)         Market A II
                              --------------------------------  --------------------------------  ---------------

                                  2006 (t)           2005             2006             2005         2006 (t)(v)
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        35,827  $        17,199  $        43,006  $       (13,360) $         5,206
Net realized gains (losses)                 -                -           84,837           24,328                -
Change in unrealized gains
   (losses)                                 -                -           93,664          160,799                -
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              35,827           17,199          221,507          171,767            5,206
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                5,797            5,490            3,870           12,508               40
Benefit payments                      (42,741)         (90,785)        (112,170)         (54,267)               -
Payments on termination              (184,510)        (105,362)        (517,065)        (255,903)        (285,798)
Contract maintenance charge                 -                -                -                -                -
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (724,385)         180,241          (36,723)       2,656,608        1,293,451
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (945,839)         (10,416)        (662,088)       2,358,946        1,007,693
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (910,012)           6,783         (440,581)       2,530,713        1,012,899

NET ASSETS AT BEGINNING OF
   PERIOD                             910,012          903,229        2,530,713                -                -
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $             -  $       910,012  $     2,090,132  $     2,530,713  $     1,012,899
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              77,716           78,653          237,883                -                -
         Units issued                  76,367           30,003           28,507          284,563          216,904
         Units redeemed              (154,083)         (30,940)         (86,905)         (46,680)        (116,271)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                             -           77,716          179,485          237,883          100,633
                              ===============  ===============  ===============  ===============  ===============

(o) Previously known as Scudder Variable Series II
(r) Previously known as International
(s) Previously known as Money Market
(t) On November 3, 2006, DWS VIP Money Market A merged into DWS VIP Money Market A II
(u) Previously known as Total Return
(v) For the period beginning November 3, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                            Federated                     Fidelity Variable
                                   DWS Variable Series II               Insurance Series              Insurance Products Fund
                                       Sub-Account (o)                    Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          DWS VIP                           Federated
                                   Small Cap Growth A (w)              Prime Money Fund II                  VIP Contrafund
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (5,634) $        (3,725) $       185,163  $        91,164  $       (11,114) $      (162,626)
Net realized gains (losses)            67,834            5,534                -                -        2,265,384          541,936
Change in unrealized gains
   (losses)                           (25,621)         104,480                -                -         (714,412)       1,854,711
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              36,579          106,289          185,163           91,164        1,539,858        2,234,021
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               21,626              768            2,303            5,903          189,244          257,815
Benefit payments                      (40,341)         (21,535)        (197,561)        (148,920)        (198,274)        (164,441)
Payments on termination              (174,882)         (25,345)      (3,291,075)      (4,071,748)      (2,757,940)      (2,107,240)
Contract maintenance charge                 -                -           (1,818)          (2,056)          (9,178)          (9,420)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (27,442)         700,036        2,964,754        1,623,993          227,260        1,327,600
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (221,039)         653,924         (523,397)      (2,592,828)      (2,548,888)        (695,686)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (184,460)         760,213         (338,234)      (2,501,664)      (1,009,030)       1,538,335

NET ASSETS AT BEGINNING OF
   PERIOD                             760,213                -        6,334,685        8,836,349       16,505,610       14,967,275
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       575,753  $       760,213  $     5,996,451  $     6,334,685  $    15,496,580  $    16,505,610
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              65,518                -          572,577          804,261        1,151,719        1,200,753
         Units issued                  18,506           72,230          648,996          656,044          132,195          243,051
         Units redeemed               (36,552)          (6,712)        (693,359)        (887,728)        (296,234)        (292,085)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        47,472           65,518          528,214          572,577          987,680        1,151,719
                              ===============  ===============  ===============  ===============  ===============  ===============

(o) Previously known as Scudder Variable Series II
(w) Previously known as Small Cap Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Fidelity Variable                 Fidelity Variable                 Fidelity Variable
                                   Insurance Products Fund           Insurance Products Fund           Insurance Products Fund
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                      VIP Equity-Income                    VIP Growth                     VIP High Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        92,994  $        21,329  $       (77,616) $       (78,807) $       198,846  $       536,539
Net realized gains (losses)           801,531          314,590         (410,483)        (535,456)         (57,022)         (43,742)
Change in unrealized gains
   (losses)                          (100,420)         (95,679)         918,519          991,104          174,422         (445,051)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             794,105          240,240          430,420          376,841          316,246           47,746
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                6,218            7,673           58,205           96,853            6,238           23,711
Benefit payments                      (24,261)        (152,464)         (52,764)         (27,079)         (51,360)         (14,164)
Payments on termination            (2,122,633)      (1,062,860)      (1,841,785)      (1,145,586)        (747,559)        (521,113)
Contract maintenance charge            (1,858)          (2,092)          (7,434)          (8,641)          (1,441)          (1,679)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                109,854          140,699         (367,491)        (781,855)         (39,582)           1,694
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (2,032,680)      (1,069,044)      (2,211,269)      (1,866,308)        (833,704)        (511,551)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (1,238,575)        (828,804)      (1,780,849)      (1,489,467)        (517,458)        (463,805)

NET ASSETS AT BEGINNING OF
   PERIOD                           5,397,161        6,225,965        9,442,664       10,932,131        3,766,320        4,230,125
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     4,158,586  $     5,397,161  $     7,661,815  $     9,442,664  $     3,248,862  $     3,766,320
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             413,055          497,450        1,080,103        1,317,719          378,683          430,462
         Units issued                  30,150           49,708           55,190           53,453           21,249           28,970
         Units redeemed              (176,202)        (134,103)        (308,039)        (291,069)        (101,842)         (80,749)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       267,003          413,055          827,254        1,080,103          298,090          378,683
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Fidelity Variable                 Fidelity Variable                 Fidelity Variable
                                   Insurance Products Fund           Insurance Products Fund           Insurance Products Fund
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       VIP Index 500                VIP Investment Grade Bond               VIP Overseas
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        63,989  $        71,329  $       133,774  $       126,975  $       (16,888) $       (21,644)
Net realized gains (losses)           273,649           35,982          (29,229)         109,930          218,122           45,932
Change in unrealized gains
   (losses)                         1,250,684          322,434           16,618         (193,216)         351,930          508,161
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,588,322          429,745          121,163           43,689          553,164          532,449
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              148,157          183,716           33,395           50,100           80,626           85,438
Benefit payments                      (27,780)         (78,152)         (17,292)          (6,531)         (29,899)         (19,246)
Payments on termination            (2,451,633)      (2,294,820)        (858,941)        (530,404)        (425,601)        (323,113)
Contract maintenance charge            (7,341)          (8,064)          (2,111)          (2,539)          (2,105)          (2,052)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (586,917)         (21,597)         (80,381)        (175,597)          33,917          197,782
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (2,925,514)      (2,218,917)        (925,330)        (664,971)        (343,062)         (61,191)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (1,337,192)      (1,789,172)        (804,167)        (621,282)         210,102          471,258

NET ASSETS AT BEGINNING OF
   PERIOD                          13,080,398       14,869,570        4,900,606        5,521,888        3,514,014        3,042,756
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    11,743,206  $    13,080,398  $     4,096,439  $     4,900,606  $     3,724,116  $     3,514,014
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,434,881        1,695,973          352,049          400,144          314,208          324,204
         Units issued                  55,327          170,437           18,391           32,669           54,182           62,447
         Units redeemed              (370,333)        (431,529)         (84,786)         (80,764)         (81,091)         (72,443)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,119,875        1,434,881          285,654          352,049          287,299          314,208
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                           Fidelity                         Fidelity                         Fidelity
                                      Variable Insurance                Variable Insurance               Variable Insurance
                               Products Fund (Service Class 2)   Products Fund (Service Class 2)   Products Fund (Service Class 2)
                                          Sub-Account                      Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                      VIP Asset Manager                                                          VIP
                                  Growth (Service Class 2)      VIP Contrafund (Service Class 2)  Equity-Income (Service Class 2)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $           160  $           128  $      (244,934) $      (149,789) $        53,034  $        (3,979)
Net realized gains (losses)               397            1,860        6,128,924          216,610          510,695          186,616
Change in unrealized gains
   (losses)                             2,163           (1,066)        (820,978)       1,677,908           61,427          (39,274)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               2,720              922        5,063,012        1,744,729          625,156          143,363
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               20,000           25,000       29,348,339       17,562,015            6,031           19,148
Benefit payments                            -           (6,086)        (480,976)        (126,748)               -          (39,959)
Payments on termination                  (925)          (2,384)      (2,475,485)        (409,037)        (171,634)        (279,884)
Contract maintenance charge               (12)             (12)        (121,368)         (10,853)            (786)            (853)
Transfers among the sub-
   accounts and with the
   Fixed Account - net                 (7,496)            (245)      20,088,710        6,281,679          (13,037)         267,324
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                        11,567           16,273       46,359,220       23,297,056         (179,426)         (34,224)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              14,287           17,195       51,422,232       25,041,785          445,730          109,139

NET ASSETS AT BEGINNING OF
   PERIOD                              48,880           31,685       26,417,436        1,375,651        3,533,296        3,424,157
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $        63,167  $        48,880  $    77,839,668  $    26,417,436  $     3,979,026  $     3,533,296
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               4,800            3,185        2,202,564          113,564          314,396          316,605
         Units issued                   1,958            3,793        5,098,922        3,550,023            7,975           49,646
         Units redeemed                  (867)          (2,178)        (888,983)      (1,461,023)         (22,344)         (51,855)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                         5,891            4,800        6,412,503        2,202,564          300,027          314,396
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------

                                   Fidelity           Fidelity           Fidelity           Fidelity           Fidelity
                                   Variable           Variable           Variable           Variable           Variable
                                  Insurance          Insurance          Insurance           Insurance          Insurance
                                Products Fund      Products Fund      Products Fund      Products Fund      Products Fund
                              (Service Class 2)  (Service Class 2)  (Service Class 2)  (Service Class 2)  (Service Class 2)
                                 Sub-Account        Sub-Account        Sub-Account        Sub-Account        Sub-Account
                              -----------------  -----------------  -----------------  -----------------  -----------------

                                                                                          VIP Freedom        VIP Freedom
                                  VIP Freedom        VIP Freedom       VIP Freedom        Growth Stock         Income
                                2010 Portfolio     2020 Portfolio    2030 Portfolio        Portfolio          Portfolio
                              (Service Class 2)  (Service Class 2)  (Service Class 2)  (Service Class 2)  (Service Class 2)
                              -----------------  -----------------  -----------------  -----------------  -----------------

                                   2006 (x)           2006 (x)           2006 (x)           2006 (x)           2006 (x)
                              -----------------  -----------------  -----------------  -----------------  -----------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $          31,919  $          20,734  $           9,808  $          (2,495) $          12,684
Net realized gains (losses)              15,645             21,654              8,437              1,537              2,394
Change in unrealized gains
   (losses)                             102,755             31,894             36,027             28,236             (6,307)
                              -----------------  -----------------  -----------------  -----------------  -----------------

Increase (decrease) in net
   assets from operations               150,319             74,282             54,272             27,278              8,771
                              -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              1,090,056            881,427            775,599            263,470            352,778
Benefit payments                              -            (27,266)                 -            (27,097)                 -
Payments on termination                 (10,193)            (6,125)           (12,394)              (688)            (2,131)
Contract maintenance charge                   -               (105)                 -                (27)                 -
Transfers among the
   sub-accounts and with the
   Fixed Account - net                2,202,903          1,152,601            328,992            192,599            201,910
                              -----------------  -----------------  -----------------  -----------------  -----------------

Increase (decrease) in net
   assets from contract
   transactions                       3,282,766          2,000,532          1,092,197            428,257            552,557
                              -----------------  -----------------  -----------------  -----------------  -----------------

INCREASE (DECREASE) IN NET
   ASSETS                             3,433,085          2,074,814          1,146,469            455,535            561,328

NET ASSETS AT BEGINNING OF
   PERIOD                                     -                  -                  -                  -                  -
                              -----------------  -----------------  -----------------  -----------------  -----------------

NET ASSETS AT END OF PERIOD   $       3,433,085  $       2,074,814  $       1,146,469  $         455,535  $         561,328
                              =================  =================  =================  =================  =================

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                     -                  -                  -                  -                  -
         Units issued                   336,099            207,441            135,208             61,367             69,165
         Units redeemed                  (7,905)            (9,746)           (26,008)           (14,645)           (14,975)
                              -----------------  -----------------  -----------------  -----------------  -----------------
   Units outstanding at end
      of period                         328,194            197,695            109,200             46,722             54,190
                              =================  =================  =================  =================  =================

(x) For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Fidelity                           Fidelity                         Fidelity
                                     Variable Insurance                 Variable Insurance               Variable Insurance
                               Products Fund (Service Class 2)   Products Fund (Service Class 2)   Products Fund (Service Class 2)
                                         Sub-Account                      Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         VIP Growth &                       VIP Growth                         VIP High
                                Income (Service Class 2) (ak)           (Service Class 2)             Income (Service Class 2)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (133,020) $       (36,501) $        (9,050) $        (8,631) $       663,149  $       460,361
Net realized gains (losses)           309,859           (7,385)          18,711           12,210            6,059           63,331
Change in unrealized gains
   (losses)                         1,050,077          377,679           22,950           20,373          141,936         (440,837)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,226,916          333,793           32,611           23,952          811,144           82,855
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            5,426,903        5,266,355            4,030              382        2,934,368        3,885,664
Benefit payments                     (148,366)         (14,838)          (8,579)         (10,554)         (72,077)        (110,462)
Payments on termination              (289,658)         (44,703)         (78,317)         (96,382)        (345,433)        (233,173)
Contract maintenance charge           (30,446)          (1,272)            (253)            (293)         (22,470)          (1,063)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,450,868        1,345,013          (12,357)         (19,833)       1,809,012          928,296
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     6,409,301        6,550,555          (95,476)        (126,680)       4,303,400        4,469,262
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           7,636,217        6,884,348          (62,865)        (102,728)       5,114,544        4,552,117

NET ASSETS AT BEGINNING OF
   PERIOD                           6,884,348                -          717,293          820,021        5,886,685        1,334,568
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    14,520,565  $     6,884,348  $       654,428  $       717,293  $    11,001,229  $     5,886,685
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             621,047                -           86,438          102,699          548,512          108,029
         Units issued                 779,010        1,121,696            2,610           10,174          481,264          890,732
         Units redeemed              (219,686)        (500,649)         (14,101)         (26,435)         (80,229)        (450,249)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,180,371          621,047           74,947           86,438          949,547          548,512
                              ===============  ===============  ===============  ===============  ===============  ===============

(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                           Fidelity                          Fidelity                          Fidelity
                                      Variable Insurance                Variable Insurance                Variable Insurance
                               Products Fund (Service Class 2)   Products Fund (Service Class 2)   Products Fund (Service Class 2)
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                         VIP Investment
                               VIP Index 500 (Service Class 2)    Grade Bond (Service Class 2)      VIP Mid Cap (Service Class 2)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006          2005 (ak)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (9,144) $         1,086  $           465  $           479  $      (234,799) $       (47,116)
Net realized gains (losses)            33,473           27,990             (109)             516        1,206,767          120,122
Change in unrealized gains
   (losses)                           336,878           27,528              177             (900)         432,593          604,708
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             361,207           56,604              533               95        1,404,561          677,714
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              987,839              976               72              156        7,673,697        5,961,925
Benefit payments                      (45,262)         (35,502)               -                -         (184,076)         (50,743)
Payments on termination               (75,273)        (167,644)          (3,624)               -         (718,397)         (44,304)
Contract maintenance charge            (1,201)            (504)             (35)            (107)         (34,881)          (2,651)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                902,044           81,391               69           (1,396)       6,166,012        1,966,541
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     1,768,147         (121,283)          (3,518)          (1,347)      12,902,355        7,830,768
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           2,129,354          (64,679)          (2,985)          (1,252)      14,306,916        8,508,482
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT BEGINNING OF
   PERIOD                           1,797,343        1,862,022           24,212           25,464        8,508,482                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     3,926,697  $     1,797,343  $        21,227  $        24,212  $    22,815,398  $     8,508,482
                              ===============  ===============  ===============  ===============  ===============  ================

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             183,575          195,855            2,108            2,225          702,802                -
         Units issued                 222,446           22,517               12               22        1,404,580        1,201,891
         Units redeemed               (47,905)         (34,797)            (318)            (139)        (260,972)        (499,089)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       358,116          183,575            1,802            2,108        1,846,410          702,802
                              ===============  ===============  ===============  ===============  ===============  ===============

(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------

                                   Fidelity
                                   Variable
                                  Insurance                  Fidelity                           Franklin
                                Products Fund           Variable Insurance                 Templeton Variable
                              (Service Class 2)  Products Fund (Service Class 2)        Insurance Products Trust
                                 Sub-Account               Sub-Account                        Sub-Account
                              -----------------  --------------------------------  --------------------------------

                                  VIP Money
                                    Market                                                 Franklin Flex Cap
                              (Service Class 2)   VIP Overseas (Service Class 2)           Growth Securities
                              -----------------  --------------------------------  --------------------------------

                                   2006 (x)            2006           2005 (ak)          2006          2005 (ak)
                              -----------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $          93,152  $          (860) $          (682) $       (46,176) $        (6,391)
Net realized gains (losses)                   -            2,829            2,405           10,422          (16,945)
Change in unrealized gains
   (losses)                                   -           14,239            9,779          169,628           84,927
                              -----------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations                93,152           16,208           11,502          133,874           61,591
                              -----------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              2,044,347               48               44        2,375,868        1,048,017
Benefit payments                        (28,647)               -                -          (89,850)               -
Payments on termination                (730,638)          (6,998)          (2,389)         (99,431)          (2,986)
Contract maintenance charge              (9,949)             (39)             (47)          (5,943)            (224)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                9,738,934           51,362           (3,601)         953,306          350,491
                              -----------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      11,014,047           44,373           (5,993)       3,133,950        1,395,298
                              -----------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            11,107,199           60,581            5,509        3,267,824        1,456,889

NET ASSETS AT BEGINNING OF
   PERIOD                                     -           74,461           68,952        1,456,889                -
                              -----------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $      11,107,199  $       135,042  $        74,461  $     4,724,713  $     1,456,889
                              =================  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                     -            5,639            6,117          130,633                -
         Units issued                 1,770,444            5,228               51          329,438          225,406
         Units redeemed                (682,420)          (1,581)            (529)         (50,495)         (94,773)
                              -----------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       1,088,024            9,286            5,639          409,576          130,633
                              =================  ===============  ===============  ===============  ===============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006
(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Franklin                          Franklin                          Franklin
                                     Templeton Variable                Templeton Variable                Templeton Variable
                                  Insurance Products Trust          Insurance Products Trust          Insurance Products Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                    Franklin Growth and                                                         Franklin
                                     Income Securities           Franklin High Income Sec 2 (y)            Income Securities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       733,342  $       819,488  $       622,515  $       498,684  $     3,561,123  $     1,459,845
Net realized gains (losses)         6,014,240        1,640,792           27,075          (80,831)       1,932,223          (12,939)
Change in unrealized gains
   (losses)                         5,652,391         (845,951)         305,653         (166,623)      25,319,370       (1,252,081)
                              ---------------- ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          12,399,973        1,614,329          955,243          251,230       30,812,716          194,825
                              ---------------- ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            5,171,646       12,313,864           35,426        2,667,500       58,120,009       72,401,594
Benefit payments                   (1,903,375)        (856,836)        (207,176)         (55,142)      (3,280,058)      (1,608,118)
Payments on termination            (5,604,981)      (3,199,997)      (1,143,025)        (507,466)     (14,008,486)      (4,139,232)
Contract maintenance charge          (302,736)        (267,180)         (40,513)         (30,154)        (410,528)         (79,282)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (1,866,199)       1,605,184        1,642,087        1,828,364       60,457,687       41,965,548
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (4,505,645)       9,595,035          286,799        3,903,102      100,878,624      108,540,510
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           7,894,328       11,209,364        1,242,042        4,154,332      131,691,340      108,735,335

NET ASSETS AT BEGINNING OF
   PERIOD                          85,474,982       74,265,618       12,447,276        8,292,944      140,499,776       31,764,441
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    93,369,310  $    85,474,982  $    13,689,318  $    12,447,276  $   272,191,116  $   140,499,776
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           5,741,050        5,082,542        1,146,124          775,729       12,500,880        2,825,758
         Units issued                 975,926        1,632,870          269,301        3,174,585       12,707,289       13,557,782
         Units redeemed            (1,258,932)        (974,362)        (243,683)      (2,804,190)      (4,385,950)      (3,882,660)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     5,458,044        5,741,050        1,171,742        1,146,124       20,822,219       12,500,880
                              ===============  ===============  ===============  ===============  ===============  ===============

(y) Previously known as Franklin High Income

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Franklin                            Franklin                          Franklin
                                    Templeton Variable                  Templeton Variable                Templeton Variable
                                  Insurance Products Trust          Insurance Products Trust          Insurance Products Trust
                                       Sub-Account                        Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       Franklin Large Cap               Franklin Small Cap              Franklin Small-Mid Cap
                                       Growth Securities                 Value Securities                 Growth Securities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (392,521) $      (144,024) $      (690,790) $      (428,992) $       (61,568) $       (61,686)
Net realized gains (losses)           179,233            6,873        5,116,697        1,450,552          188,214          143,097
Change in unrealized gains
   (losses)                         5,099,396          461,588        5,217,462        2,451,253          128,883           36,784
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,886,108          324,437        9,643,369        3,472,813          255,529          118,195
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                           23,568,970       21,853,925        9,447,493       13,794,154           14,443           19,362
Benefit payments                     (870,966)        (174,163)      (1,219,111)        (527,556)         (19,345)               -
Payments on termination            (2,356,985)        (361,878)      (5,161,069)      (1,722,221)        (330,855)        (166,538)
Contract maintenance charge          (117,290)         (10,517)        (203,215)        (143,683)         (11,685)         (11,028)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              9,321,854        6,906,909        6,455,030        5,433,928           55,296          (51,772)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    29,545,583       28,214,276        9,319,128       16,834,622         (292,146)        (209,976)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          34,431,691       28,538,713       18,962,497       20,307,435          (36,617)         (91,781)

NET ASSETS AT BEGINNING OF
   PERIOD                          30,388,591        1,849,878       59,474,646       39,167,211        3,825,959        3,917,740
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    64,820,282  $    30,388,591  $    78,437,143  $    59,474,646  $     3,789,342  $     3,825,959
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,902,651          175,724        3,216,822        2,205,025          231,013          243,821
         Units issued               4,172,037        3,217,855        1,689,904        2,413,266           34,860           22,952
         Units redeemed            (1,404,208)        (490,928)      (1,064,656)      (1,401,469)         (50,989)         (35,760)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     5,670,480        2,902,651        3,842,070        3,216,822          214,884          231,013
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Franklin                          Franklin                          Franklin
                                     Templeton Variable                Templeton Variable                Templeton Variable
                                  Insurance Products Trust          Insurance Products Trust          Insurance Products Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                            Franklin
                                        U.S. Government                  Mutual Discovery              Mutual Shares Securities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006          2005 (ak)           2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       485,428  $       313,333  $       (70,421) $       (11,044) $      (596,421) $      (824,826)
Net realized gains (losses)           (58,383)         (32,039)         343,571            4,376        9,310,106        1,962,231
Change in unrealized gains
   (losses)                            29,071         (181,647)       1,613,654          178,630       19,740,964        9,578,565
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             456,116           99,647        1,886,804          171,962       28,454,649       10,715,970
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            3,339,996        7,333,943        7,462,018        1,664,394       32,471,263       39,190,796
Benefit payments                     (171,574)      (1,281,071)        (177,670)         (29,931)      (3,290,161)      (1,216,785)
Payments on termination              (898,719)        (370,557)        (632,655)         (11,374)     (12,119,477)      (5,085,160)
Contract maintenance charge           (51,444)         (19,618)         (16,653)          (1,547)        (461,237)        (263,865)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              2,514,717        2,369,866        6,898,213        1,032,931       27,055,299       26,183,368
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     4,732,976        8,032,563       13,533,253        2,654,473       43,655,687       58,808,354
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           5,189,092        8,132,210       15,420,057        2,826,435       72,110,336       69,524,324

NET ASSETS AT BEGINNING OF
   PERIOD                          15,352,924        7,220,714        2,826,435                -      147,673,609       78,149,285
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    20,542,016  $    15,352,924  $    18,246,492  $     2,826,435  $   219,783,945  $   147,673,609
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,485,387          704,084          248,397                -       10,392,014        5,726,801
         Units issued                 854,783        1,285,269        1,527,131          423,067        6,458,698        7,771,383
         Units redeemed              (398,937)        (503,966)        (260,610)        (174,670)      (3,464,726)      (3,106,170)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,941,233        1,485,387        1,514,918          248,397       13,385,986       10,392,014
                              ===============  ===============  ===============  ===============  ===============  ===============

(ak) For the period beginning April 29, 2005, and ended December 31, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Franklin                          Franklin                         Franklin
                                      Templeton Variable                Templeton Variable               Templeton Variable
                                   Insurance Products Trust          Insurance Products Trust         Insurance Products Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                   Templeton Developing                    Templeton                          Templeton
                                     Markets Securities                Foreign Securities             Global Income Securities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (195,407) $       (92,190) $      (635,176) $      (418,309) $        60,505  $       204,976
Net realized gains (losses)         2,296,772        1,145,341        3,429,229        1,496,696          103,929           59,182
Change in unrealized gains
   (losses)                         5,850,490        4,008,713       27,431,164        7,705,984          238,558         (473,451)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           7,951,855        5,061,864       30,225,217        8,784,371          402,992         (209,293)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            6,442,389        6,167,931       43,975,718       51,234,652            2,741            6,588
Benefit payments                     (247,573)        (282,304)      (2,546,417)        (554,490)         (57,044)          (2,872)
Payments on termination            (2,044,411)      (2,239,907)     (10,778,126)      (3,310,618)        (876,042)        (589,217)
Contract maintenance charge          (102,363)         (60,294)        (388,724)        (126,473)          (8,253)         (10,126)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (1,820,352)       5,915,510       21,258,084       31,738,330           34,196          106,255
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     2,227,690        9,500,936       51,520,535       78,981,401         (904,402)        (489,372)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          10,179,545       14,562,800       81,745,752       87,765,772         (501,410)        (698,665)

NET ASSETS AT BEGINNING OF
   PERIOD                          29,194,282       14,631,482      125,225,464       37,459,692        4,101,426        4,800,091
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    39,373,827  $    29,194,282  $   206,971,216  $   125,225,464  $     3,600,016  $     4,101,426
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,123,311          705,930        8,678,760        2,630,199          271,671          304,667
         Units issued                 502,396        1,165,729        5,628,615       10,533,900           26,357           40,460
         Units redeemed              (423,590)        (748,348)      (2,514,420)      (4,485,339)         (78,781)         (73,456)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,202,117        1,123,311       11,792,955        8,678,760          219,247          271,671
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Franklin
                                     Templeton Variable               Goldman Sachs Variable            Goldman Sachs Variable
                                   Insurance Products Trust               Insurance Trust                  Insurance Trust
                                        Sub-Account                         Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          Templeton
                                       Growth Securities                VIT Capital Growth              VIT Growth and Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (7,929) $       (19,412) $        (1,031) $        (1,077) $        21,743  $        41,564
Net realized gains (losses)           518,263          134,845             (396)          (1,795)         434,310          (57,984)
Change in unrealized gains
   (losses)                           495,721          320,552            5,774            3,435          860,685           90,859
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,006,055          435,985            4,347              563        1,316,738           74,439
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               23,619           17,501                -                -        2,690,504        3,580,426
Benefit payments                      (63,140)        (124,634)               -                -          (77,562)         (28,889)
Payments on termination            (1,523,433)      (1,541,799)         (14,833)          (1,990)        (270,431)         (48,183)
Contract maintenance charge            (1,355)          (1,572)             (49)             (70)         (22,036)          (1,247)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (34,940)         385,313           (1,458)          (7,524)         882,111          932,485
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (1,599,249)      (1,265,191)         (16,340)          (9,584)       3,202,586        4,434,592
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (593,194)        (829,206)         (11,993)          (9,021)       4,519,324        4,509,031

NET ASSETS AT BEGINNING OF
   PERIOD                           5,987,855        6,817,061           73,695           82,716        4,517,926            8,895
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     5,394,661  $     5,987,855  $        61,702  $        73,695  $     9,037,250  $     4,517,926
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             375,369          452,969            8,672            9,783          429,459              818
         Units issued                  28,544           61,953                -              897          407,922          749,637
         Units redeemed              (116,169)        (139,553)          (1,995)          (2,008)        (124,897)        (320,996)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       287,744          375,369            6,677            8,672          712,484          429,459
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Goldman Sachs Variable            Goldman Sachs Variable            Goldman Sachs Variable
                                       Insurance Trust                    Insurance Trust                  Insurance Trust
                                         Sub-Account                        Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                            VIT                                                            VIT Structured
                                     International Equity                VIT Mid Cap Value              Small Cap Equity Fund
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005           2006(z)            2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $           (87) $          (349) $       (67,561) $        (5,889) $      (179,774) $       (49,140)
Net realized gains (losses)            (1,651)             126        1,053,688          656,509        1,703,617          910,105
Change in unrealized gains
   (losses)                             3,984            3,747          262,155         (358,356)         227,018         (605,643)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               2,246            3,524        1,248,282          292,264        1,750,861          255,322
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -                -        2,120,322        4,970,445        6,260,883       10,824,617
Benefit payments                            -                -          (54,636)         (14,071)        (216,889)         (28,726)
Payments on termination               (27,384)          (2,388)        (422,901)         (43,101)        (623,213)         (83,988)
Contract maintenance charge                 -                -          (31,846)          (5,159)         (54,509)          (2,936)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                     24               (9)        (201,274)       2,387,416        2,551,099        2,493,217
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (27,360)          (2,397)       1,409,665        7,295,530        7,917,371       13,202,184
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (25,114)           1,127        2,657,947        7,587,794        9,668,232       13,457,506

NET ASSETS AT BEGINNING OF
   PERIOD                              32,528           31,401        7,597,170            9,376       13,903,418          445,912
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $         7,414  $        32,528  $    10,255,117  $     7,597,170  $    23,571,650  $    13,903,418
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               2,596            2,804          667,470              451        1,213,576           28,418
         Units issued                       -                -          271,295        1,129,889          942,432        2,069,471
         Units redeemed                (2,117)            (208)        (150,243)        (462,870)        (284,596)        (884,313)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                           479            2,596          788,522          667,470        1,871,412        1,213,576
                              ===============  ===============  ===============  ===============  ===============  ===============

(z) Previously known as VIT CORE Small Cap Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Goldman Sachs Variable                                                Janus Aspen Series
                                      Insurance Trust                  Janus Aspen Series                  (Service Shares)
                                        Sub-Account                        Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                        VIT Structured                                                       Foreign Stock
                                       U.S. Equity Fund                   Forty Portfolio                  (Service Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                  2006(aa)           2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS
Net investment income (loss)  $       (47,159) $         8,453  $          (238) $          (249) $            44  $          (278)
Net realized gains (losses)           159,856          (22,176)              78               86            1,449              135
Change in unrealized gains
   (losses)                         1,086,499          381,269            1,758            2,233            5,042            1,926
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,199,196          367,546            1,598            2,070            6,535            1,783
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            4,983,934        5,591,887               48               44                -                -
Benefit payments                     (164,245)         (17,942)               -                -                -                -
Payments on termination              (381,320)         (73,160)               -                -                -                -
Contract maintenance charge           (30,001)          (1,208)             (36)             (37)             (35)             (35)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                837,107        1,311,580               30             (304)              (1)               -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     5,245,475        6,811,157               42             (297)             (36)             (35)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           6,444,671        7,178,703            1,640            1,773            6,499            1,748

NET ASSETS AT BEGINNING OF
   PERIOD                           7,517,062          338,359           20,663           18,890           40,125           38,377
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    13,961,733  $     7,517,062  $        22,303  $        20,663  $        46,624  $        40,125
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             668,460           32,805            1,633            1,660            2,454            2,457
         Units issued                 662,915        1,143,596                7                4                -                -
         Units redeemed              (214,067)        (507,941)              (3)             (31)              (2)              (3)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,117,308          668,460            1,637            1,633            2,452            2,454
                              ===============  ===============  ===============  ===============  ===============  ===============

(aa) Previously known as VIT CORE U.S. Equity

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                            Legg Mason                        Legg Mason
                                          Lazard                        Partners Variable                 Partners Variable
                                  Retirement Series, Inc.               Portfolios I, Inc                 Portfolios I, Inc
                                        Sub-Account                      Sub-Account (ab)                  Sub-Account (ab)
                              --------------------------------  --------------------------------  --------------------------------

                                                                      Legg Mason Variable               Legg Mason Variable
                                      Emerging Markets              All Cap Portfolio I (ac)         Investors Portfolio I (ad)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $          (232) $          (168) $            (7) $           (39) $            16  $           (20)
Net realized gains (losses)             3,299              559              289               34              242               21
Change in unrealized gains
   (losses)                             2,566            4,275              768              159            1,086              378
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               5,633            4,666            1,050              154            1,344              379
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                   36               33               72               66               84               77
Benefit payments                            -                -                -                -                -                -
Payments on termination                (3,571)               -                -                -                -                -
Contract maintenance charge               (23)              (4)              (2)              (2)              (2)              (2)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                   (147)           7,950              (30)             (85)             (47)            (151)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                        (3,705)           7,979               40              (21)              35              (76)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                               1,928           12,645            1,090              133            1,379              303

NET ASSETS AT BEGINNING OF
   PERIOD                              22,003            9,358            6,392            6,259            8,114            7,811
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $        23,931  $        22,003  $         7,482  $         6,392  $         9,493  $         8,114
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                 698              412              519              521              707              714
         Units issued                       1              294                5                8                7                9
         Units redeemed                  (106)              (8)              (2)             (10)              (4)             (16)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                           593              698              522              519              710              707
                              ===============  ===============  ===============  ===============  ===============  ===============


(ab) Previously known as Salomon Brothers Variable Series Funds Inc.
(ac) Previously known as All Cap
(ad) Previously known as Investors

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Lord Abbett Series Fund           Lord Abbett Series Fund           Lord Abbett Series Fund
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          All Value                      Bond-Debenture                   Growth and Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (130,299) $       (61,419) $     1,517,392  $       686,884  $        (5,844) $        15,497
Net realized gains (losses)           639,158           46,278           22,402          169,353        1,572,156        1,371,026
Change in unrealized gains
   (losses)                           918,165          475,367          474,598         (762,076)       3,119,252         (630,830)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,427,024          460,226        2,014,392           94,161        4,685,564          755,693
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            3,364,589        4,386,470       12,145,593       11,656,507       12,025,935       14,914,611
Benefit payments                     (105,446)               -         (550,045)        (193,761)        (681,452)        (275,316)
Payments on termination              (779,727)        (105,621)      (1,595,456)        (373,043)      (1,767,363)        (354,145)
Contract maintenance charge           (28,385)          (7,064)         (61,694)          (6,106)         (82,833)         (10,862)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,993,871        2,278,103        4,330,037        4,123,857        5,484,554        4,475,994
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     4,444,902        6,551,888       14,268,435       15,207,454       14,978,841       18,750,282
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           5,871,926        7,012,114       16,282,827       15,301,615       19,664,405       19,505,975

NET ASSETS AT BEGINNING OF
   PERIOD                           8,862,018        1,849,904       17,926,632        2,625,017       23,455,637        3,949,662
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    14,733,944  $     8,862,018  $    34,209,459  $    17,926,632  $    43,120,042  $    23,455,637
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             772,490          169,642        1,734,902          253,337        2,117,372          362,453
         Units issued                 711,269          662,535        2,088,836        1,702,469        1,917,098        2,043,586
         Units redeemed              (345,358)         (59,687)        (747,230)        (220,904)        (662,183)        (288,667)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,138,401          772,490        3,076,508        1,734,902        3,372,287        2,117,372
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            MFS Variable
                                   Lord Abbett Series Fund           Lord Abbett Series Fund               Insurance Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                    Growth Opportunities                  Mid-Cap Value                  MFS Emerging Growth
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (138,881) $       (44,430) $      (501,302) $      (136,415) $       (33,618) $       (36,696)
Net realized gains (losses)           197,879           77,687        4,203,184        2,138,640         (259,158)        (308,208)
Change in unrealized gains
   (losses)                           507,504          158,946        1,084,451         (284,874)         431,639          527,383
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             566,502          192,203        4,786,333        1,717,351          138,863          182,479
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            5,985,673        2,809,810       15,810,164       23,013,093           15,325           16,767
Benefit payments                      (76,682)               -         (636,683)        (395,160)         (16,256)         (41,226)
Payments on termination              (468,617)        (110,008)      (2,482,134)        (465,630)        (491,839)        (313,680)
Contract maintenance charge           (18,050)          (4,822)        (106,100)         (18,181)          (1,525)          (1,690)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,799,852        1,628,275       (1,534,671)       8,073,620          (93,818)        (127,574)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     7,222,176        4,323,255       11,050,576       30,207,742         (588,113)        (467,403)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           7,788,678        4,515,458       15,836,909       31,925,093         (449,250)        (284,924)

NET ASSETS AT BEGINNING OF
   PERIOD                           5,268,023          752,565       36,498,851        4,573,758        2,641,011        2,925,935
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    13,056,701  $     5,268,023  $    52,335,760  $    36,498,851  $     2,191,761  $     2,641,011
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             459,246           67,518        3,078,923          410,989          318,584          386,537
         Units issued                 825,437          455,078        2,332,249        3,119,678           13,153           20,784
         Units redeemed              (213,142)         (63,350)      (1,413,752)        (451,744)         (85,007)         (88,737)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,071,541          459,246        3,997,420        3,078,923          246,730          318,584
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         MFS Variable                      MFS Variable                      MFS Variable
                                       Insurance Trust                   Insurance Trust                   Insurance Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       MFS High Income                 MFS Investors Trust                MFS New Discovery
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        50,564  $        50,634  $       (29,859) $       (29,146) $       (45,777) $       (47,298)
Net realized gains (losses)             8,549            5,084          101,372           20,555          174,813           30,341
Change in unrealized gains
   (losses)                             7,209          (48,008)         317,706          225,249          255,446          133,247
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              66,322            7,710          389,219          216,658          384,482          116,290
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                4,978            5,515           29,725           61,425           53,029           55,421
Benefit payments                       (4,015)               -          (13,328)         (79,306)         (78,993)          (5,384)
Payments on termination              (195,798)        (111,917)        (572,481)        (291,486)        (427,155)        (491,344)
Contract maintenance charge              (397)            (456)          (2,060)          (2,295)          (2,861)          (3,112)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (11,447)          12,817         (111,852)          (9,601)         (42,283)        (124,294)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (206,679)         (94,041)        (669,996)        (321,263)        (498,263)        (568,713)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (140,357)         (86,331)        (280,777)        (104,605)        (113,781)        (452,423)

NET ASSETS AT BEGINNING OF
   PERIOD                             872,708          959,039        3,773,803        3,878,408        3,548,104        4,000,527
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       732,351  $       872,708  $     3,493,026  $     3,773,803  $     3,434,323  $     3,548,104
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              72,676           80,455          401,229          435,723          261,050          305,679
         Units issued                   5,578            2,090           12,017           33,269           28,546           23,312
         Units redeemed               (22,322)          (9,869)         (79,609)         (67,763)         (63,950)         (67,941)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        55,932           72,676          333,637          401,229          225,646          261,050
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         MFS Variable                      MFS Variable                      MFS Variable
                                       Insurance Trust                   Insurance Trust                   Insurance Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                        MFS Research                    MFS Research Bond                   MFS Utilities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (14,826) $       (17,898) $        77,892  $       125,490  $           981  $        (1,112)
Net realized gains (losses)           (42,889)         (72,326)          (1,011)          30,812           18,900            9,202
Change in unrealized gains
   (losses)                           185,994          197,021          (12,881)        (152,393)          49,521            9,471
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             128,279          106,797           64,000            3,909           69,402           17,561
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                1,750            3,285           25,378           25,858                -                -
Benefit payments                      (49,962)         (58,476)          (2,178)          (1,195)               -                -
Payments on termination              (350,871)        (191,697)        (440,158)        (378,189)         (29,293)         (38,480)
Contract maintenance charge              (660)            (650)          (1,438)          (1,764)             (70)             (73)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (62,365)         (87,526)        (152,889)         (89,592)         136,852           98,310
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (462,108)        (335,064)        (571,285)        (444,882)         107,489           59,757
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (333,829)        (228,267)        (507,285)        (440,973)         176,891           77,318

NET ASSETS AT BEGINNING OF
   PERIOD                           1,755,221        1,983,488        2,996,697        3,437,670          173,426           96,108
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,421,392  $     1,755,221  $     2,489,412  $     2,996,697  $       350,317  $       173,426
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             205,229          248,513          213,972          245,970           12,639            8,048
         Units issued                  13,649           15,043            7,263            7,747            9,021            7,633
         Units redeemed               (67,096)         (58,327)         (48,186)         (39,745)          (1,942)          (3,042)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       151,782          205,229          173,049          213,972           19,718           12,639
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    MFS Variable Insurance           MFS Variable Insurance            MFS Variable Insurance
                                     Trust (Service Class)            Trust (Service Class)             Trust (Service Class)
                                          Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         MFS Emerging                     MFS Investors                        MFS New
                                    Growth (Service Class)            Trust (Service Class)           Discovery (Service Class)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (9,657) $        (9,972) $        (9,498) $        (9,166) $       (16,450) $       (16,064)
Net realized gains (losses)            19,308            8,148           16,964           13,143           48,438           18,333
Change in unrealized gains
   (losses)                            21,182           41,934           69,692           34,073           82,394           38,170
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              30,833           40,110           77,158           38,050          114,382           40,439
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               14,414                -            4,400              400              415              540
Benefit payments                            -           (5,418)               -          (12,888)          (6,761)         (43,080)
Payments on termination               (49,150)         (41,536)         (56,694)         (78,544)         (31,226)         (45,924)
Contract maintenance charge              (169)            (201)            (270)            (293)            (161)            (178)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (60,926)         (63,310)           1,464           (3,396)         (67,256)          47,452
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (95,831)        (110,465)         (51,100)         (94,721)        (104,989)         (41,190)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (64,998)         (70,355)          26,058          (56,671)           9,393             (751)

NET ASSETS AT BEGINNING OF
   PERIOD                             633,989          704,344          733,227          789,898        1,074,819        1,075,570
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       568,991  $       633,989  $       759,285  $       733,227  $     1,084,212  $     1,074,819
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              77,772           92,787           76,944           86,931          116,499          120,374
         Units issued                   2,530            3,538              891            1,722            2,953           22,868
         Units redeemed               (14,570)         (18,553)          (6,052)         (11,709)         (13,602)         (26,743)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        65,732           77,772           71,783           76,944          105,850          116,499
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   MFS Variable Insurance            MFS Variable Insurance            Morgan Stanley Variable
                                    Trust (Service Class)             Trust (Service Class)               Investment Series
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                            Aggressive
                                MFS Research (Service Class)      MFS Utilities (Service Class)               Equity
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (5,289) $        (5,194) $         5,182  $       (10,714) $      (473,300) $      (490,080)
Net realized gains (losses)             6,257            3,937           82,715           40,869          953,662         (769,764)
Change in unrealized gains
   (losses)                            35,054           26,235          297,293          145,489        1,405,224        7,531,956
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              36,022           24,978          385,190          175,644        1,885,586        6,272,112
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                4,000                -            1,200            1,200            7,829           35,534
Benefit payments                       (9,900)               -           (5,981)               -         (611,392)        (590,814)
Payments on termination                (4,734)          (9,196)         (39,313)         (83,651)      (7,667,273)      (5,656,014)
Contract maintenance charge              (131)            (137)            (152)            (147)         (20,317)         (23,498)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                   (642)          (6,367)          21,629          624,176          181,198       (1,082,719)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (11,407)         (15,700)         (22,617)         541,578       (8,109,955)      (7,317,511)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              24,615            9,278          362,573          717,222       (6,224,369)      (1,045,399)

NET ASSETS AT BEGINNING OF
PERIOD                                439,132          429,854        1,352,412          635,190       35,045,631       36,091,030
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       463,747  $       439,132  $     1,714,985  $     1,352,412  $    28,821,262  $    35,045,631
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period              47,123           48,891          102,036           63,232        2,887,419        3,564,023
         Units issued                   1,866               20            3,019           52,531          356,447          952,439
         Units redeemed                (2,972)          (1,788)          (4,796)         (13,727)        (992,170)      (1,629,043)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        46,017           47,123          100,259          102,036        2,251,696        2,887,419
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley Variable           Morgan Stanley Variable           Morgan Stanley Variable
                                      Investment Series                 Investment Series                 Investment Series
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          Dividend                                                            European
                                           Growth                            Equity                            Growth
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (194,645) $      (709,905) $    (5,578,912) $    (6,455,360) $       417,502  $      (287,685)
Net realized gains (losses)        34,762,181       34,431,116      (14,893,745)     (43,594,305)       9,504,835        5,996,178
Change in unrealized gains
   (losses)                         7,154,714      (12,212,508)      28,636,442      117,220,455       23,298,391        3,446,825
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          41,722,250       21,508,703        8,163,785       67,170,790       33,220,728        9,155,318
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              149,457          641,574           88,299          311,654           81,754           93,186
Benefit payments                  (17,611,190)     (20,492,849)     (11,322,755)     (13,614,301)      (3,886,315)      (3,529,703)
Payments on termination          (103,692,637)    (125,630,487)     (84,430,736)     (81,372,706)     (29,320,390)     (31,311,170)
Contract maintenance charge          (253,499)        (342,911)        (209,754)        (264,224)         (66,528)         (80,131)
Transfers among the
   sub-accounts and with the
   Fixed Account - net            (26,332,358)     (26,711,086)     (20,497,074)     (23,717,032)      (3,493,874)      (7,063,195)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                  (147,740,227)    (172,535,759)    (116,372,020)    (118,656,609)     (36,685,353)     (41,891,013)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                        (106,017,977)    (151,027,056)    (108,208,235)     (51,485,819)      (3,464,625)     (32,735,695)

NET ASSETS AT BEGINNING OF
   PERIOD                         545,558,656      696,585,712      459,942,638      511,428,457      134,884,730      167,620,425
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   439,540,679  $   545,558,656  $   351,734,403  $   459,942,638  $   131,420,105  $   134,884,730
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          18,423,901       22,317,303       13,231,478       14,403,240        5,072,356        5,979,048
         Units issued                 875,567        3,443,100          696,111        3,557,677          290,117        1,192,060
         Units redeemed            (5,429,191)      (7,336,502)      (3,797,598)      (4,729,439)      (1,441,146)      (2,098,752)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    13,870,277       18,423,901       10,129,991       13,231,478        3,921,327        5,072,356
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley Variable           Morgan Stanley Variable           Morgan Stanley Variable
                                      Investment Series                 Investment Series                 Investment Series
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                            Global                       Global Dividend
                                          Advantage                          Growth                          High Yield
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (111,076) $      (227,628) $       962,856  $       420,227  $     1,667,077  $     2,266,856
Net realized gains (losses)           241,239         (492,157)      12,757,212        8,259,545       (5,213,819)      (9,067,585)
Change in unrealized gains
   (losses)                         2,401,932        1,559,470       15,206,142         (618,807)       5,704,225        7,034,299
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,532,095          839,685       28,926,210        8,060,965        2,157,483          233,570
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                1,330           24,966          131,666          199,391           25,076           28,852
Benefit payments                     (435,918)        (465,953)      (5,768,065)      (5,601,934)      (1,121,071)      (1,693,220)
Payments on termination            (3,852,317)      (3,731,902)     (35,074,220)     (33,323,016)      (5,810,878)      (6,618,705)
Contract maintenance charge            (9,582)         (12,305)         (76,085)         (95,096)         (19,275)         (26,043)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (277,265)        (947,581)      (3,659,441)        (753,176)      (2,411,229)      (5,207,627)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (4,573,752)      (5,132,775)     (44,446,145)     (39,573,831)      (9,337,377)     (13,516,743)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (2,041,657)      (4,293,090)     (15,519,935)     (31,512,866)      (7,179,894)     (13,283,173)

NET ASSETS AT BEGINNING OF
   PERIOD                          17,769,443       22,062,533      169,963,196      201,476,062       33,636,251       46,919,424
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    15,727,786  $    17,769,443  $   154,443,261  $   169,963,196  $    26,456,357  $    33,636,251
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,048,111        2,663,791        8,403,349       10,007,898        2,985,855        3,955,631
         Units issued                 170,530          299,188          611,588        1,562,526          194,148        1,543,771
         Units redeemed              (662,913)        (914,868)      (2,628,125)      (3,167,075)        (965,306)      (2,513,547)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,555,728        2,048,111        6,386,812        8,403,349        2,214,697        2,985,855
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley Variable           Morgan Stanley Variable           Morgan Stanley Variable
                                      Investment Series                 Investment Series                 Investment Series
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                               Limited
                                       Income Builder                      Information                        Duration
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005          2006 (ae)           2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       404,989  $       499,691  $       (18,164) $       (48,667) $     1,180,617  $     1,110,105
Net realized gains (losses)         1,342,172        1,300,152           26,231           66,883         (595,568)        (733,148)
Change in unrealized gains
   (losses)                         2,260,939          343,851         (174,048)        (113,489)         398,998         (202,310)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,008,100        2,143,694         (165,981)         (95,273)         984,047          174,647
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               19,027           53,550            3,003            3,571           25,820           34,039
Benefit payments                   (1,154,484)      (1,309,571)         (36,961)         (93,670)      (1,165,512)      (1,114,883)
Payments on termination            (8,185,181)      (9,891,921)        (221,267)        (637,969)      (9,882,177)     (10,378,784)
Contract maintenance charge           (15,597)         (20,358)            (780)          (1,779)         (15,587)         (20,513)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                991,258         (292,436)      (2,510,401)        (333,130)       1,816,067        1,757,924
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (8,344,977)     (11,460,736)      (2,766,406)      (1,062,977)      (9,221,389)      (9,722,217)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (4,336,877)      (9,317,042)      (2,932,387)      (1,158,250)      (8,237,342)      (9,547,570)

NET ASSETS AT BEGINNING OF
   PERIOD                          37,100,776       46,417,818        2,932,387        4,090,637       40,508,495       50,056,065
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    32,763,899  $    37,100,776  $             -  $     2,932,387  $    32,271,153  $    40,508,495
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,399,004        3,118,398          619,357          859,104        3,544,809        4,394,767
         Units issued                 281,739          557,091           72,085          445,644          606,896        1,273,588
         Units redeemed              (787,797)      (1,276,485)        (691,442)        (685,391)      (1,401,446)      (2,123,546)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,892,946        2,399,004                -          619,357        2,750,259        3,544,809
                              ===============  ===============  ===============  ===============  ===============  ===============

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   Morgan Stanley Variable           Morgan Stanley Variable           Morgan Stanley Variable
                                      Investment Series                 Investment Series                 Investment Series
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                         Quality Income
                                        Money Market                          Plus                          S&P 500 Index
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $     4,118,902  $     1,957,546  $     7,177,663  $     9,193,404  $       142,206  $       215,878
Net realized gains (losses)                 -                -       (1,418,560)         478,618        4,617,543        2,843,899
Change in unrealized gains
   (losses)                                 -                -        1,029,568       (4,906,056)       6,279,572         (285,738)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,118,902        1,957,546        6,788,671        4,765,966       11,039,321        2,774,039
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              169,174        6,589,562           86,339          197,983          101,505           75,793
Benefit payments                  (11,900,489)     (18,283,518)      (8,176,248)      (9,658,620)      (2,400,915)      (2,884,173)
Payments on termination           (57,654,294)     (54,687,814)     (37,661,706)     (46,361,159)     (23,044,197)     (19,117,194)
Contract maintenance charge           (61,080)         (75,983)         (77,418)        (106,447)         (45,155)         (58,943)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             55,568,304       31,746,975       (9,661,452)      (5,792,565)      (4,431,405)      (7,044,487)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (13,878,385)     (34,710,778)     (55,490,485)     (61,720,808)     (29,820,167)     (29,029,004)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (9,759,483)     (32,753,232)     (48,701,814)     (56,954,842)     (18,780,846)     (26,254,965)

NET ASSETS AT BEGINNING OF
   PERIOD                         134,038,666      166,791,898      219,645,032      276,599,874       96,740,967      122,995,932
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   124,279,183  $   134,038,666  $   170,943,218  $   219,645,032  $    77,960,121  $    96,740,967
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           9,493,953       11,900,148        9,928,902       12,316,437        9,062,575       11,739,674
         Units issued               7,636,903       25,142,676          655,636        2,562,798          711,248        2,036,019
         Units redeemed            (8,497,048)     (27,548,871)      (3,214,918)      (4,950,333)      (3,348,643)      (4,713,118)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     8,633,808        9,493,953        7,369,620        9,928,902        6,425,180        9,062,575
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                           Morgan Stanley
                                   Morgan Stanley Variable           Morgan Stanley Variable            Variable Investment
                                      Investment Series                Investment Series               Series (Class Y Shares)
                                         Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                             Aggressive
                                                                                                               Equity
                                         Strategist                        Utilities                      (Class Y Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $     3,038,735  $     1,593,742  $       883,493  $     1,381,272  $      (517,455) $      (443,968)
Net realized gains (losses)        25,722,573       32,318,060        3,196,079          919,750        1,170,960          583,389
Change in unrealized gains
   (losses)                         3,440,853      (15,504,326)      18,557,451       16,799,073          982,649        4,746,447
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          32,202,161       18,407,476       22,637,023       19,100,095        1,636,154        4,885,868
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              117,638          216,596           69,838          138,862          435,406          435,579
Benefit payments                   (7,419,152)     (10,616,198)      (5,558,120)      (5,510,788)        (163,210)        (305,613)
Payments on termination           (50,505,900)     (55,851,023)     (23,863,272)     (25,606,311)      (2,381,447)      (2,269,344)
Contract maintenance charge          (107,048)        (134,587)         (63,075)         (78,702)         (31,527)         (27,454)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (3,853,030)      (6,048,431)      (4,880,078)      (2,038,940)       2,369,404         (284,612)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (61,767,492)     (72,433,643)     (34,294,707)     (33,095,879)         228,626       (2,451,444)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (29,565,331)     (54,026,167)     (11,657,684)     (13,995,784)       1,864,780        2,434,424

NET ASSETS AT BEGINNING OF
   PERIOD                         271,309,483      325,335,650      143,844,150      157,839,934       28,565,304       26,130,880
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   241,744,152  $   271,309,483  $   132,186,466  $   143,844,150  $    30,430,084  $    28,565,304
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          10,340,403       12,349,042        6,612,354        7,513,044        2,998,642        3,342,064
         Units issued                 562,314        1,806,588          434,126        1,461,255          542,561          533,924
         Units redeemed            (2,654,872)      (3,815,227)      (1,862,090)      (2,361,945)        (553,738)        (877,346)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     8,247,845       10,340,403        5,184,390        6,612,354        2,987,465        2,998,642
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                       Morgan Stanley                    Morgan Stanley                    Morgan Stanley
                                    Variable Investment               Variable Investment               Variable Investment
                                   Series (Class Y Shares)           Series (Class Y Shares)           Series (Class Y Shares)
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       Dividend Growth                       Equity                        European Growth
                                      (Class Y Shares)                  (Class Y Shares)                  (Class Y Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (765,839) $      (850,513) $    (1,953,997) $    (1,901,409) $       (97,224) $      (291,868)
Net realized gains (losses)         3,428,806        2,112,658        2,712,236          465,205        1,685,261          809,193
Change in unrealized gains
   (losses)                         8,259,746        3,547,216        1,444,336       18,069,371        8,437,348        1,819,427
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          10,922,713        4,809,361        2,202,575       16,633,167       10,025,385        2,336,752
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits
Benefit payments                    1,374,178        3,988,138        3,813,370        6,119,363          362,219          355,555
Payments on termination            (1,990,244)      (2,137,182)      (1,384,532)      (1,279,306)        (373,813)        (428,561)
Contract maintenance charge       (10,252,569)      (8,694,149)      (9,142,207)      (8,059,966)      (3,038,802)      (2,988,470)
Transfers among the                  (158,275)        (158,303)        (188,122)        (171,032)         (55,102)         (51,960)
   sub-accounts and with the
   Fixed Account - net             (6,438,134)       5,124,123       (4,398,846)      (6,075,322)        (847,759)      (2,161,599)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (17,465,044)      (1,877,373)     (11,300,337)      (9,466,263)      (3,953,257)      (5,275,035)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (6,542,331)       2,931,988       (9,097,762)       7,166,904        6,072,128       (2,938,283)

NET ASSETS AT BEGINNING OF
   PERIOD                         135,624,543      132,692,555      119,286,717      112,119,813       38,367,145       41,305,428
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   129,082,212  $   135,624,543  $   110,188,955  $   119,286,717  $    44,439,273  $    38,367,145
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          11,696,485       11,890,791       12,194,766       13,667,459        3,837,856        4,429,086
         Units issued                 701,960        2,941,753        1,314,193        1,942,816          374,518          382,467
         Units redeemed            (2,197,448)      (3,136,059)      (2,731,645)      (3,415,509)        (727,624)        (973,697)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    10,200,997       11,696,485       10,777,314       12,194,766        3,484,750        3,837,856
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Morgan Stanley                   Morgan Stanley                    Morgan Stanley
                                     Variable Investment              Variable Investment               Variable Investment
                                    Series (Class Y Shares)           Series (Class Y Shares)           Series (Class Y Shares)
                                         Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                            Global                      Global Dividend
                                          Advantage                          Growth                          High Yield
                                       (Class Y Shares)                 (Class Y Shares)                  (Class Y Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (123,326) $      (176,188) $        35,401  $      (184,103) $     1,542,533  $     1,859,149
Net realized gains (losses)           289,235           87,244        4,391,432        1,776,327         (341,073)        (300,897)
Change in unrealized gains
   (losses)                         1,383,493          540,600        7,970,462        1,391,678          864,928       (1,545,020)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           1,549,402          451,656       12,397,295        2,983,902        2,066,388           13,232
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               48,033           83,527        1,068,615        3,653,244           52,338          907,403
Benefit payments                      (79,712)         (70,141)        (949,328)        (759,572)        (419,164)        (374,490)
Payments on termination            (1,081,403)        (473,902)      (5,789,882)      (3,587,050)      (3,423,915)      (1,882,052)
Contract maintenance charge           (13,782)         (13,893)        (103,282)         (92,756)         (65,084)         (70,160)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (269,052)        (458,883)      (3,187,496)       1,262,122       (2,791,591)      (2,571,205)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (1,395,916)        (933,292)      (8,961,373)         475,988       (6,647,416)      (3,990,504)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             153,486         (481,636)       3,435,922        3,459,890       (4,581,028)      (3,977,272)

NET ASSETS AT BEGINNING OF
   PERIOD                          10,387,438       10,869,074       69,330,669       65,870,779       33,289,469       37,266,741
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    10,540,924  $    10,387,438  $    72,766,591  $    69,330,669  $    28,708,441  $    33,289,469
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,189,886        1,301,803        5,317,014        5,319,315        4,277,712        4,910,422
         Units issued                  82,711           95,698          654,078        1,374,498          261,834          594,151
         Units redeemed              (236,180)        (207,615)      (1,299,726)      (1,376,799)      (1,167,258)      (1,226,861)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,036,417        1,189,886        4,671,366        5,317,014        3,372,288        4,277,712
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Morgan Stanley                     Morgan Stanley                   Morgan Stanley
                                     Variable Investment                Variable Investment              Variable Investment
                                   Series (Class Y Shares)            Series (Class Y Shares)          Series (Class Y Shares)
                                         Sub-Account                        Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                               Limited
                                        Income Builder                     Information                        Duration
                                       (Class Y Shares)                 (Class Y Shares)                   (Class Y Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005           2006 (ae)          2005            2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       283,775  $       322,050  $       (71,758) $      (178,411) $     3,156,858  $     2,347,726
Net realized gains (losses)         1,403,215        1,099,286          278,310          108,299       (1,121,945)        (955,568)
Change in unrealized gains
   (losses)                         3,184,816          691,390         (800,973)        (293,214)         517,127       (1,679,973)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,871,806        2,112,726         (594,421)        (363,326)       2,552,040         (287,815)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               49,140        1,380,540            5,920           26,398        2,568,238        9,313,421
Benefit payments                     (830,432)        (580,716)          (7,585)         (70,207)      (2,296,450)      (1,545,724)
Payments on termination            (4,946,457)      (5,391,908)        (181,359)      (1,247,121)     (10,947,308)      (8,840,523)
Contract maintenance charge           (32,689)         (31,106)          (3,750)         (15,864)        (200,450)        (178,551)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                437,979         (171,196)      (8,254,968)      (2,056,972)      (1,590,795)       1,595,365
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (5,322,459)      (4,794,386)      (8,441,742)      (3,363,766)     (12,466,765)         343,988
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (450,653)      (2,681,660)      (9,036,163)      (3,727,092)      (9,914,725)          56,173

NET ASSETS AT BEGINNING OF
   PERIOD                          43,791,498       46,473,158        9,036,163       12,763,255      120,269,375      120,213,202
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    43,340,845  $    43,791,498  $             -  $     9,036,163  $   110,354,650  $   120,269,375
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,485,204        3,880,951        1,510,579        2,100,505       11,553,240       11,437,097
         Units issued                 389,372          604,663           80,535          105,276        1,693,913        4,044,895
         Units redeemed              (789,033)      (1,000,410)      (1,591,114)        (695,202)      (2,858,842)      (3,928,752)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     3,085,543        3,485,204                -        1,510,579       10,388,311       11,553,240
                              ===============  ===============  ===============  ===============  ===============  ===============

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Morgan Stanley                    Morgan Stanley                    Morgan Stanley
                                     Variable Investment               Variable Investment               Variable Investment
                                   Series (Class Y Shares)           Series (Class Y Shares)           Series (Class Y Shares)
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         Money Market                  Quality Income Plus                 S&P 500 Index
                                       (Class Y Shares)                  (Class Y Shares)                (Class Y Shares)
                              --------------------------------  --------------------------------  --------------------------------

                                  2006 (ae)          2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $     2,588,165  $       738,679  $     6,590,161  $     5,726,791  $      (456,672) $      (431,406)
Net realized gains (losses)                 -                -         (478,815)        (394,363)       4,963,028        2,369,755
Change in unrealized gains
   (losses)                                 -                -          975,021       (3,053,124)      15,181,098        1,962,399
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,588,165          738,679        7,086,367        2,279,304       19,687,454        3,900,748
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            6,711,630       23,887,561       17,407,665       34,683,937        9,319,299       14,267,724
Benefit payments                   (5,813,345)      (4,759,838)      (3,708,678)      (2,736,486)      (1,812,834)      (2,279,971)
Payments on termination           (20,455,783)     (11,069,478)     (13,480,028)     (10,752,857)     (16,745,815)      (9,306,355)
Contract maintenance charge          (268,209)        (180,571)        (373,629)        (229,539)        (290,984)        (230,043)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             22,106,947         (412,185)       6,734,632       (1,961,741)      (5,483,359)      (1,275,062)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     2,281,240        7,465,489        6,579,962       19,003,314      (15,013,693)       1,176,293
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           4,869,405        8,204,168       13,666,329       21,282,618        4,673,761        5,077,041

NET ASSETS AT BEGINNING OF
   PERIOD                          94,188,400       85,984,232      191,363,374      170,080,756      157,007,262      151,930,221
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    99,057,805  $    94,188,400  $   205,029,703  $   191,363,374  $   161,681,023  $   157,007,262
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           9,419,749        8,638,854       16,193,915       14,098,741       15,651,334       16,146,107
         Units issued              11,308,939       15,111,122        3,649,488        8,489,870        1,635,053        4,226,165
         Units redeemed           (11,071,173)     (14,330,227)      (2,847,634)      (6,394,696)      (3,295,759)      (4,720,938)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at
      end of period                 9,657,515        9,419,749       16,995,769       16,193,915       13,990,628       15,651,334
                              ===============  ===============  ===============  ===============  ===============  ===============

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                                                                    Neuberger &
                                        Morgan Stanley                    Morgan Stanley          Berman Advisors
                                     Variable Investment               Variable Investment           Management
                                   Series (Class Y Shares)           Series (Class Y Shares)           Trust
                                         Sub-Account                       Sub-Account              Sub-Account
                              --------------------------------  --------------------------------  ---------------

                                         Strategist                         Utilities
                                      (Class Y Shares)                  (Class Y Shares)            AMT Guardian
                              --------------------------------  --------------------------------  ---------------

                                    2006             2005            2006              2005             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       659,020  $        21,929  $        43,043  $       125,059  $           (11)
Net realized gains (losses)         9,105,903        9,498,750          611,145          197,931              267
Change in unrealized gains
   (losses)                         1,879,094       (3,827,344)       4,655,700        3,468,439             (671)
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          11,644,017        5,693,335        5,309,888        3,791,429             (415)
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            2,719,607        4,315,203           38,436        1,228,150                -
Benefit payments                   (1,966,261)      (1,655,978)        (628,884)        (782,132)               -
Payments on termination            (8,126,688)      (6,540,381)      (2,594,871)      (1,869,621)          (9,416)
Contract maintenance charge          (104,758)         (88,574)         (28,207)         (26,273)               -
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (177,083)      (2,858,313)        (826,573)         363,179                -
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (7,655,183)      (6,828,043)      (4,040,099)      (1,086,697)          (9,416)
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           3,988,834       (1,134,708)       1,269,789        2,704,732           (9,831)

NET ASSETS AT BEGINNING OF
   PERIOD                          94,836,931       95,971,639       32,047,422       29,342,690            9,831
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    98,825,765  $    94,836,931  $    33,317,211  $    32,047,422  $             -
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           8,175,626        8,876,242        3,374,776        3,568,622              779
         Units issued                 874,831        1,360,956          237,136          805,841                -
         Units redeemed            (1,553,701)      (2,061,572)        (634,908)        (999,687)            (779)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     7,496,756        8,175,626        2,977,004        3,374,776                -
                              ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                      Neuberger & Berman                Neuberger & Berman                   Oppenheimer
                                  Advisors Management Trust         Advisors Management Trust          Variable Account Funds
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         AMT Mid-Cap                                                         Oppenheimer
                                           Growth                          AMT Partners                        Balanced
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $          (276) $          (437) $        (1,279) $          (912) $        83,867  $        44,214
Net realized gains (losses)            (3,238)            (177)          21,220              443          650,932          625,293
Change in unrealized gains
   (losses)                             5,536            4,008           (5,453)          22,832           43,740         (401,284)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               2,022            3,394           14,488           22,363          778,539          268,223
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -                -                -                -           41,650            8,270
Benefit payments                            -                -                -                -         (141,878)        (154,022)
Payments on termination               (26,821)               -          (31,924)          (2,067)      (2,571,037)      (1,944,274)
Contract maintenance charge               (19)             (27)             (35)             (46)          (2,509)          (3,015)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                     (1)               2              (34)            (950)        (485,595)         237,887
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (26,841)             (25)         (31,993)          (3,063)      (3,159,369)      (1,855,154)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (24,819)           3,369          (17,505)          19,300       (2,380,830)      (1,586,931)

NET ASSETS AT BEGINNING OF
   PERIOD                              31,637           28,268          159,206          139,906       10,497,328       12,084,259
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $         6,818  $        31,637  $       141,701  $       159,206  $     8,116,498  $    10,497,328
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               2,259            2,261           11,420           11,661          807,868          947,560
         Units issued                       -                -                -                -           33,993           92,687
         Units redeemed                (1,827)              (2)          (2,219)            (241)        (259,244)        (232,379)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                           432            2,259            9,201           11,420          582,617          807,868
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Oppenheimer                      Oppenheimer                       Oppenheimer
                                    Variable Account Funds           Variable Account Funds            Variable Account Funds
                                         Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         Oppenheimer                                                         Oppenheimer
                                            Capital                        Oppenheimer                         Global
                                         Appreciation                       Core Bond                        Securities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (128,539) $       (60,029) $       180,504  $       201,416  $       (34,932) $       (32,964)
Net realized gains (losses)           111,094          (60,779)         (13,439)           5,794        1,253,882          263,411
Change in unrealized gains
   (losses)                           829,438          599,247           (9,636)        (146,573)         579,562        1,138,918
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             811,993          478,439          157,429           60,637        1,798,512        1,369,365
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              164,250          146,357           29,680           83,774          114,637          220,148
Benefit payments                      (75,415)        (206,922)         (12,669)          (4,285)         (42,487)         (39,722)
Payments on termination            (1,820,949)      (1,309,362)        (665,750)        (668,774)      (1,789,242)      (1,164,262)
Contract maintenance charge            (8,262)          (9,380)          (2,158)          (2,524)          (6,785)          (6,900)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (255,029)        (348,795)         (51,604)         (88,325)          47,518          222,144
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (1,995,405)      (1,728,102)        (702,501)        (680,134)      (1,676,359)        (768,592)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (1,183,412)      (1,249,663)        (545,072)        (619,497)         122,153          600,773

NET ASSETS AT BEGINNING OF
   PERIOD                          13,703,699       14,953,362        4,633,913        5,253,410       12,029,272       11,428,499
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    12,520,287  $    13,703,699  $     4,088,841  $     4,633,913  $    12,151,425  $    12,029,272
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,367,640        1,552,405          347,149          398,566          731,408          787,744
         Units issued                  63,147           89,876           10,399           21,403           67,680           87,999
         Units redeemed              (260,051)        (274,641)         (62,715)         (72,820)        (163,846)        (144,335)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,170,736        1,367,640          294,833          347,149          635,242          731,408
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Oppenheimer                        Oppenheimer                      Oppenheimer
                                   Variable Account Funds            Variable Account Funds            Variable Account Funds
                                        Sub-Account                         Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                            Oppenheimer
                                                                                                            Main Street
                                     Oppenheimer                            Oppenheimer                      Small Cap
                                     High Income                            Main Street                       Growth
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       117,015  $       110,710  $       (19,475) $        (1,122) $       (54,165) $       (56,473)
Net realized gains (losses)                88           (3,979)         269,673           91,390          421,204          317,814
Change in unrealized gains
   (losses)                            31,377          (90,271)         847,716          332,629          224,374          107,086
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             148,480           16,460        1,097,914          422,897          591,413          368,427
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               21,473           15,483           31,131           31,819           41,088           92,071
Benefit payments                         (656)               -         (150,690)        (368,205)         (94,810)          (1,218)
Payments on termination              (230,177)        (198,821)      (2,012,346)      (1,427,349)        (462,551)        (335,532)
Contract maintenance charge            (1,055)          (1,188)          (4,044)          (4,575)          (3,955)          (4,111)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (12,566)          33,530          (70,768)         (37,143)         123,189          (82,292)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (222,981)        (150,996)      (2,206,717)      (1,805,453)        (397,039)        (331,082)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (74,501)        (134,536)      (1,108,803)      (1,382,556)         194,374           37,345

NET ASSETS AT BEGINNING OF
   PERIOD                           1,982,489        2,117,025        9,394,310       10,776,866        4,521,452        4,484,107
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,907,988  $     1,982,489  $     8,285,507  $     9,394,310  $     4,715,826  $     4,521,452
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             161,136          173,775          972,894        1,169,377          237,722          255,943
         Units issued                   6,620           15,447           60,367          118,559           30,899           26,625
         Units redeemed               (24,199)         (28,086)        (282,696)        (315,042)         (50,171)         (44,846)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       143,557          161,136          750,565          972,894          218,450          237,722
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                             Oppenheimer
                                         Oppenheimer                       Oppenheimer                  Variable Account Funds
                                    Variable Account Funds            Variable Account Funds            (Service Class ("SC"))
                                         Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         Oppenheimer                       Oppenheimer                       Oppenheimer
                                       MidCap Fund (af)                  Strategic Bond                     Balanced (SC)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (40,119) $       (41,679) $       206,859  $       233,319  $       133,314  $       (35,798)
Net realized gains (losses)           (79,993)        (119,357)         134,319          127,235        2,244,461        1,710,958
Change in unrealized gains
   (losses)                           153,661          455,419           42,276         (268,184)       1,248,274         (902,672)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              33,549          294,383          383,454           92,370        3,626,049          772,488
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN  NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                5,732           16,434           11,324           17,907        2,441,476        5,459,076
Benefit payments                      (21,062)         (76,837)        (131,232)         (96,963)        (637,519)        (221,193)
Payments on termination              (411,606)        (229,720)      (1,521,032)        (983,007)      (2,611,389)      (1,639,684)
Contract maintenance charge            (1,065)          (1,210)          (1,855)          (2,059)        (129,797)        (121,994)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                (47,918)         (35,237)         292,564          407,964         (526,728)         728,644
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (475,919)        (326,570)      (1,350,231)        (656,158)      (1,463,957)       4,204,849
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (442,370)         (32,187)        (966,777)        (563,788)       2,162,092        4,977,337

NET ASSETS AT BEGINNING OF
   PERIOD                           2,923,431        2,955,618        7,251,759        7,815,547       40,378,765       35,401,428
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     2,481,061  $     2,923,431  $     6,284,982  $     7,251,759  $    42,540,857  $    40,378,765
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             350,547          396,966          518,883          565,006        2,790,521        2,497,143
         Units issued                  15,938           24,975           56,846           67,254          501,502          785,196
         Units redeemed               (76,788)         (71,394)        (149,510)        (113,377)        (597,650)        (491,818)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       289,697          350,547          426,219          518,883        2,694,373        2,790,521
                              ===============  ===============  ===============  ===============  ===============  ===============

(af) Previously known as Oppenheimer Aggressive Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Oppenheimer                      Oppenheimer                       Oppenheimer
                                    Variable Account Funds           Variable Account Funds            Variable Account Funds
                                    (Service Class ("SC"))           (Service Class ("SC"))            (Service Class ("SC"))
                                         Sub-Account                     Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                         Oppenheimer                                                        Oppenheimer
                                           Capital                        Oppenheimer                         Global
                                      Appreciation (SC)                 Core Bond (SC)                    Securities (SC)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,080,727) $      (524,959) $       143,575  $        12,579  $      (313,459) $      (247,480)
Net realized gains (losses)         1,041,753          268,413          (41,041)          (3,657)       4,056,767        1,000,159
Change in unrealized gains
   (losses)                         4,300,852        2,564,471          689,784            8,498        2,170,402        3,147,996
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,261,878        2,307,925          792,318           17,420        5,913,710        3,900,675
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                           12,007,353       22,498,633       15,707,054        4,169,598        4,850,001        5,884,845
Benefit payments                   (1,309,968)        (631,610)         (78,203)               -         (469,906)        (275,001)
Payments on termination            (5,530,625)      (2,309,023)        (877,570)         (99,715)      (2,412,621)      (1,421,204)
Contract maintenance charge          (225,536)        (128,753)         (26,840)          (4,859)        (106,662)         (90,016)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,912,439        6,371,507       10,160,078        1,927,641          201,885          302,240
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     6,853,663       25,800,754       24,884,519        5,992,665        2,062,697        4,400,864
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          11,115,541       28,108,679       25,676,837        6,010,085        7,976,407        8,301,539

NET ASSETS AT BEGINNING OF
   PERIOD                          68,185,162       40,076,483        6,697,469          687,384       36,191,671       27,890,132
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    79,300,703  $    68,185,162  $    32,374,306  $     6,697,469  $    44,168,078  $    36,191,671
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           5,122,406        3,108,517          657,772           67,996        1,930,885        1,671,393
         Units issued               1,982,787        2,862,008        3,155,439          676,015          702,441          741,404
         Units redeemed            (1,484,388)        (848,119)        (736,921)         (86,239)        (592,880)        (481,912)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     5,620,805        5,122,406        3,076,290          657,772        2,040,446        1,930,885
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        Oppenheimer                       Oppenheimer                       Oppenheimer
                                   Variable Account Funds            Variable Account Funds            Variable Account Funds
                                   (Service Class ("SC"))            (Service Class ("SC"))            (Service Class ("SC"))
                                        Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                            Oppenheimer
                                                                                                            Main Street
                                        Oppenheimer                       Oppenheimer                        Small Cap
                                      High Income (SC)                  Main Street (SC)                     Growth (SC)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $     2,192,178  $     1,482,744  $      (747,854) $      (405,152) $      (815,894) $      (558,814)
Net realized gains (losses)           (72,762)          65,129        2,005,354          806,440        3,080,780        1,495,230
Change in unrealized gains
   (losses)                           706,477       (1,372,459)      11,585,942        2,705,596        3,632,966        2,147,228
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,825,893          175,414       12,843,442        3,106,884        5,897,852        3,083,644
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            3,156,982        6,655,416       21,212,066       25,184,311        8,091,447       10,775,593
Benefit payments                     (764,322)        (236,966)      (1,809,739)        (814,619)        (744,841)        (198,221)
Payments on termination            (3,221,752)      (1,868,825)      (6,555,943)      (2,992,484)      (2,776,580)      (1,449,713)
Contract maintenance charge          (139,294)        (116,871)        (317,967)        (208,473)        (167,373)        (116,135)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                648,796        1,811,506        4,614,639        4,842,278        1,480,628        1,921,904
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (319,590)       6,244,260       17,143,056       26,011,013        5,883,281       10,933,428
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           2,506,303        6,419,674       29,986,498       29,117,897       11,781,133       14,017,072

NET ASSETS AT BEGINNING OF
   PERIOD                          38,254,946       31,835,272       87,050,928       57,933,031       43,533,544       29,516,472
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    40,761,249  $    38,254,946  $   117,037,426  $    87,050,928  $    55,314,677  $    43,533,544
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,742,761        2,291,724        6,155,200        4,262,843        2,340,368        1,713,775
         Units issued                 594,513          897,919        2,835,136        2,832,132        1,017,086        1,008,901
         Units redeemed              (618,763)        (446,882)      (1,665,870)        (939,775)        (721,793)        (382,308)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     2,718,511        2,742,761        7,324,466        6,155,200        2,635,661        2,340,368
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         Oppenheimer                       Oppenheimer
                                   Variable Account Funds            Variable Account Funds                PIMCO Advisors
                                   (Service Class ("SC"))            (Service Class ("SC"))           Variable Insurance Trust
                                        Sub-Account                        Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                        Oppenheimer                        Oppenheimer
                                    MidCap Fund (SC) (ag)              Strategic Bond (SC)                  OpCap Balanced
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (354,411) $      (259,636) $     2,939,206  $     2,001,100  $           (65) $          (111)
Net realized gains (losses)           559,878          371,111          294,829          342,083              273              466
Change in unrealized gains
   (losses)                           (98,425)       1,587,088        3,583,649       (1,444,898)             648             (254)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             107,042        1,698,563        6,817,684          898,285              856              101
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            3,274,690        4,351,751       14,108,228       31,236,134                -               60
Benefit payments                     (304,236)        (153,451)      (2,352,422)      (1,496,492)               -                -
Payments on termination            (1,251,108)        (579,780)      (8,722,625)      (4,477,199)               -                -
Contract maintenance charge           (67,691)         (20,253)        (391,360)        (254,253)             (20)             (20)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,162,354          472,005        9,045,709       10,091,090                3             (544)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     2,814,009        4,040,272       11,687,530       35,099,280              (17)            (504)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           2,921,051        5,738,835       18,505,214       35,997,565              839             (403)

NET ASSETS AT BEGINNING OF
   PERIOD                          19,532,381       13,793,546      114,446,116       78,448,551            9,377            9,780
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    22,453,432  $    19,532,381  $   132,951,330  $   114,446,116  $        10,216  $         9,377
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,214,597          945,504        8,739,811        6,044,530              858              906
         Units issued                 439,444          494,019        2,987,348        4,117,768                -               10
         Units redeemed              (271,960)        (224,926)      (2,108,707)      (1,422,487)              (1)             (58)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,382,081        1,214,597        9,618,452        8,739,811              857              858
                              ===============  ===============  ===============  ===============  ===============  ===============

(ag) Previously known as Oppenheimer Aggressive Growth (SC)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                                                 PIMVO Advisors
                                                                    Variable
                                       PIMCO Advisors              Insurance                   PIMCO
                                   Variable Insurance Trust          Trust           Variable Insurance Trust
                                        Sub-Account               Sub-Account               Sub-Account
                              --------------------------------  ---------------  --------------------------------

                                        OpCap Small             PEA Science and
                                            Cap                    Technology               Foreign Bond
                              --------------------------------  ---------------  --------------------------------

                                    2006             2005          2005 (al)       2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $           (31) $           (25) $            (2) $            44  $            22
Net realized gains (losses)               111              256              (82)              45               27
Change in unrealized gains
   (losses)                               321             (260)               3              (61)              29
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations                 401              (29)             (81)              28               78
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -               42                -               72               66
Benefit payments                            -                -                -                -                -
Payments on termination                     -                -                -                -                -
Contract maintenance charge                (7)              (6)               -               (9)              (9)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                      2             (120)            (501)             125              529
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                            (5)             (84)            (501)             188              586
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                                 396             (113)            (582)             216              664

NET ASSETS AT BEGINNING OF
   PERIOD                               1,813            1,926              582            2,528            1,864
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $         2,209  $         1,813  $             -  $         2,744  $         2,528
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                 121              127               50              217              166
         Units issued                       -                3                -               17              101
         Units redeemed                     -               (9)             (50)               -              (50)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                           121              121                -              234              217
                              ===============  ===============  ===============  ===============  ===============

(al) For the period beginning January 1, 2005, and ended May 1, 2005

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                       PIMCO            PIMCO
                                                                                                      Variable         Variable
                                           PIMCO                             PIMCO                   Insurance        Insurance
                                   Variable Insurance Trust          Variable Insurance Trust          Trust            Trust
                                        Sub-Account                      Sub-Account                Sub-Account      Sub-Account
                              --------------------------------  --------------------------------  ---------------  ---------------

                                                                                                     PIMCO VIT        PIMCO VIT
                                                                                                   Commodity Real      Emerging
                                                                          PIMCO Total                  Return        Markets Bond
                                        Money Market                        Return                    Strategy      (Admin Shares)
                              --------------------------------  --------------------------------  ---------------  ---------------

                                    2006             2005             2006             2005           2006 (x)         2006 (x)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS
Net investment income (loss)  $           272  $           109  $           344  $           170  $        47,459  $         5,051
Net realized gains (losses)                 -                -               77              165            5,707            5,632
Change in unrealized gains
   (losses)                                 -                -              (88)            (265)        (120,909)          10,969
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations                 272              109              333               70          (67,743)          21,652
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -               48            3,005            2,640          985,078          233,781
Benefit payments                            -                -                -                -                -                -
Payments on termination                     -                -           (1,077)               -           (9,373)          (3,063)
Contract maintenance charge               (20)             (21)             (18)             (19)          (1,981)            (335)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                     25           (8,956)             (17)           6,336        1,127,607          205,883
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                             5           (8,929)           1,893            8,957        2,101,331          436,266
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                                 277           (8,820)           2,226            9,027        2,033,588          457,918

NET ASSETS AT BEGINNING OF
   PERIOD                               8,901           17,721           10,322            1,295                -                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $         9,178  $         8,901  $        12,548  $        10,322  $     2,033,588  $       457,918
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                 891            1,796              893              113                -                -
         Units issued                       6              118              260              780          222,426           59,305
         Units redeemed                    (5)          (1,023)             (92)               -           (8,182)         (16,519)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                           892              891            1,061              893          214,244           42,786
                              ===============  ===============  ===============  ===============  ===============  ===============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                   PIMCO           PIMCO
                                  Variable        Variable
                                 Insurance       Insurance
                                   Trust            Trust             Putnam Variable Trust             Putnam Variable Trust
                                Sub-Account      Sub-Account               Sub-Account                      Sub-Account
                              ---------------  ---------------  --------------------------------  --------------------------------

                               PIMCO VIT Real  PIMCO VIT Total
                                  Return           Return                  VT American
                                 (Advisor        (Advisor                   Government                     VT Capital
                                 Shares)           Shares)                   Income                       Appreciation
                              ---------------  ---------------  --------------------------------  --------------------------------

                                  2006 (x)         2006 (x)          2006             2005             2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        17,137  $       121,021  $     1,496,871  $     1,167,858  $      (214,546) $      (158,367)
Net realized gains (losses)            42,035           60,040         (539,710)        (169,305)       2,168,935          568,817
Change in unrealized gains
   (losses)                           (71,786)          20,278          (82,313)      (1,025,733)        (266,950)         599,548
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             (12,614)         201,339          874,848          (27,180)       1,687,439        1,009,998
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            1,019,042        7,145,563          133,505          313,171           64,536           85,263
Benefit payments                       (4,719)        (121,607)        (959,410)      (1,370,419)        (300,512)        (428,775)
Payments on termination              (135,887)        (141,407)      (6,674,195)      (6,611,521)      (1,982,236)      (2,046,064)
Contract maintenance charge              (814)          (4,291)         (87,599)         (95,603)         (31,761)         (31,962)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                933,339        4,951,140         (141,939)      (1,537,340)         (19,474)         882,285
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     1,810,961       11,829,398       (7,729,638)      (9,301,712)      (2,269,447)      (1,539,253)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                       1,798,347       12,030,737       (6,854,790)      (9,328,892)        (582,008)        (529,255)

NET ASSETS AT BEGINNING OF
   PERIOD                                   -                -       56,674,048       66,002,940       16,847,059       17,376,314
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,798,347  $    12,030,737  $    49,819,258  $    56,674,048  $    16,265,051  $    16,847,059
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                   -                -        4,673,528        5,446,808        1,917,485        2,102,673
         Units issued                 241,319        1,575,196          902,355          742,395          345,488          338,845
         Units redeemed               (63,637)        (407,642)      (1,546,554)      (1,515,675)        (592,936)        (524,033)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       177,682        1,167,554        4,029,329        4,673,528        1,670,037        1,917,485
                              ===============  ===============  ===============  ===============  ===============  ===============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Putnam Variable Trust            Putnam Variable Trust             Putnam Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          VT Capital                       VT Discovery                    VT Diversified
                                        Opportunities                         Growth                           Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (97,937) $       (63,957) $      (235,656) $      (251,580) $     3,751,655  $     5,415,754
Net realized gains (losses)           845,182          113,744          875,764          672,644         (461,962)        (118,098)
Change in unrealized gains
   (losses)                           202,152          435,494          931,658          506,092          738,730       (3,809,839)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             949,397          485,281        1,571,766          927,156        4,028,423        1,487,817
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               16,274           32,248           95,444           99,687          233,650          252,414
Benefit payments                      (42,730)         (27,232)        (176,525)        (224,854)      (2,461,452)      (2,428,808)
Payments on termination            (1,002,400)        (420,157)      (1,608,092)      (1,808,479)     (11,234,981)      (9,310,100)
Contract maintenance charge           (16,910)          (9,545)         (43,106)         (47,168)        (116,666)        (120,670)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,967,151        2,863,042         (650,309)      (1,518,242)       5,714,029        5,160,579
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       921,385        2,438,356       (2,382,588)      (3,499,056)      (7,865,420)      (6,446,585)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                       1,870,782        2,923,637         (810,822)      (2,571,900)      (3,836,997)      (4,958,768)

NET ASSETS AT BEGINNING
   OF PERIOD                        6,431,207        3,507,570       17,568,282       20,140,182       87,434,856       92,393,624
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     8,301,989  $     6,431,207  $    16,757,460  $    17,568,282  $    83,597,859  $    87,434,856
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             392,880          232,875        3,413,222        4,136,636        6,486,148        6,967,684
         Units issued                 296,953          417,392          313,785          161,113        1,415,438        1,356,591
         Units redeemed              (243,661)        (257,387)        (755,746)        (884,527)      (1,986,314)      (1,838,127)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       446,172          392,880        2,971,261        3,413,222        5,915,272        6,486,148
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                     Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                           VT The George
                                         VT Equity                        Putnam Fund of                   VT Global Asset
                                          Income                              Boston                          Allocation
                              --------------------------------  --------------------------------  --------------------------------

                                   2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
   ASSETS FROM OPERATIONS
Net investment income (loss)  $       (61,773) $      (106,050) $     2,513,104  $     1,382,290  $       479,085  $      (122,534)
Net realized gains (losses)         1,684,155          639,964       13,093,672        2,946,388          708,682          241,264
Change in unrealized gains
   (losses)                         3,535,067          613,147        5,762,238        1,559,617        3,754,142        1,795,428
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           5,157,449        1,147,061       21,369,014        5,888,295        4,941,909        1,914,158
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               36,985          117,055        9,412,920       13,417,953        5,472,707        5,302,084
Benefit payments                     (241,811)        (437,843)      (4,392,422)      (4,617,208)        (923,869)        (523,175)
Payments on termination            (3,686,618)      (2,045,211)     (29,835,742)     (20,672,515)      (4,272,755)      (2,525,796)
Contract maintenance charge           (55,389)         (45,798)        (392,598)        (380,578)         (89,825)         (63,920)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              7,083,429        8,318,801      (21,866,282)       8,225,068        7,100,422        4,508,124
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     3,136,596        5,907,004      (47,074,124)      (4,027,280)       7,286,680        6,697,317
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN
   NET ASSETS                       8,294,045        7,054,065      (25,705,110)       1,861,015       12,228,589        8,611,475

NET ASSETS AT BEGINNING OF
   PERIOD                          28,455,812       21,401,747      237,197,140      235,336,125       39,385,857       30,774,382
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    36,749,857  $    28,455,812  $   211,492,030  $   237,197,140  $    51,614,446  $    39,385,857
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,057,424        1,610,885       19,864,360       20,326,024        3,354,876        2,842,429
         Units issued                 877,704          861,589        5,119,145        4,253,359        1,592,741        1,144,461
         Units redeemed              (668,317)        (415,050)      (8,977,823)      (4,715,023)      (1,034,962)        (632,014)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     2,266,811        2,057,424       16,005,682       19,864,360        3,912,655        3,354,876
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          VT Global                       VT Growth and                       VT Growth
                                           Equity                            Income                         Opportunities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (562,950) $      (292,901) $     1,091,909  $     1,295,310  $      (291,841) $      (179,247)
Net realized gains (losses)        (2,561,120)      (4,588,571)      27,530,163        6,144,198       (1,658,024)      (2,290,256)
Change in unrealized gains
   (losses)                        14,144,824        8,687,484       46,267,045       13,955,866        3,355,481        2,990,297
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          11,020,754        3,806,012       74,889,117       21,395,374        1,405,616          520,794
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               97,112          238,143        3,984,486        8,007,546           92,949          231,760
Benefit payments                   (1,008,696)        (702,676)     (10,996,580)     (12,217,020)        (396,753)        (298,825)
Payments on termination            (5,571,451)      (4,427,983)     (71,871,853)     (52,093,640)      (2,057,295)      (2,001,928)
Contract maintenance charge          (110,645)        (107,674)        (963,347)      (1,011,128)         (47,772)         (53,593)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                716,069       (1,891,096)     (23,404,566)     (16,665,644)      (1,151,742)      (1,616,811)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (5,877,611)      (6,891,286)    (103,251,860)     (73,979,886)      (3,560,613)      (3,739,397)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           5,143,143       (3,085,274)     (28,362,743)     (52,584,512)      (2,154,997)      (3,218,603)

NET ASSETS AT BEGINNING OF
   PERIOD                          54,086,274       57,171,548      585,599,371      638,183,883       23,150,296       26,368,899
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    59,229,417  $    54,086,274  $   557,236,628  $   585,599,371  $    20,995,299  $    23,150,296
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           6,651,795        7,523,140       53,314,443       60,631,538        5,332,050        6,235,675
         Units issued                 807,169          446,884        3,735,700        5,285,915          580,373          626,254
         Units redeemed            (1,456,971)      (1,318,229)     (12,855,998)     (12,603,010)      (1,394,953)      (1,529,879)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     6,001,993        6,651,795       44,194,145       53,314,443        4,517,470        5,332,050
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          VT Health
                                          Sciences                        VT High Yield                       VT Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (788,902) $    (1,050,454) $     5,963,236  $     6,501,089  $     5,927,277  $     3,499,745
Net realized gains (losses)         1,643,681          509,029         (533,536)        (219,508)        (509,297)       2,452,643
Change in unrealized gains
   (losses)                           (37,203)       9,257,489        2,753,335       (4,698,100)         879,751       (4,140,907)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             817,576        8,716,064        8,183,035        1,583,481        6,297,731        1,811,481
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              453,362          532,459        4,866,964        8,542,923       16,894,062       20,034,641
Benefit payments                   (1,300,280)        (982,721)      (1,908,347)      (1,677,255)      (5,332,620)      (4,259,423)
Payments on termination            (7,743,123)      (6,875,345)     (11,300,303)      (8,127,291)     (24,459,450)     (16,352,678)
Contract maintenance charge          (176,545)        (190,101)        (215,895)        (198,790)        (446,974)        (393,569)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (4,179,895)      (1,690,740)         344,601       (3,249,781)      12,683,838        6,049,514
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (12,946,481)      (9,206,448)      (8,212,980)      (4,710,194)        (661,144)       5,078,485
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (12,128,905)        (490,384)         (29,945)      (3,126,713)       5,636,587        6,889,966

NET ASSETS AT BEGINNING OF
   PERIOD                          79,355,426       79,845,810       97,236,665      100,363,378      208,385,928      201,495,962
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    67,226,521  $    79,355,426  $    97,206,720  $    97,236,665  $   214,022,515  $   208,385,928
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           6,508,299        7,306,429        7,309,655        7,789,568       17,575,202       16,891,247
         Units issued                 636,966          642,474        1,542,379        1,911,705        5,607,314        4,732,813
         Units redeemed            (1,700,597)      (1,440,604)      (2,209,976)      (2,391,618)      (5,431,790)      (4,048,858)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     5,444,668        6,508,299        6,642,058        7,309,655       17,750,726       17,575,202
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                        Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                               VT                                VT
                                             VT                           International                     International
                                        International                      Growth and                            New
                                           Equity                            Income                         Opportunities
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (2,697,577) $      (122,133) $      (123,626) $      (262,131) $       (28,349) $      (219,108)
Net realized gains (losses)        10,657,031        3,573,928        2,948,185        1,270,834        1,696,110         (139,590)
Change in unrealized gains
   (losses)                        60,869,323       22,235,438       12,125,140        5,528,462        6,683,064        5,211,017
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          68,828,777       25,687,233       14,949,699        6,537,165        8,350,825        4,852,319
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                           12,840,509       10,854,126          169,606          184,776          201,750          125,961
Benefit payments                   (3,593,403)      (3,275,427)        (981,008)        (752,377)        (637,944)        (287,195)
Payments on termination           (29,916,834)     (19,256,171)      (7,344,267)      (4,324,154)      (4,007,808)      (2,373,037)
Contract maintenance charge          (564,893)        (458,760)        (121,973)         (96,619)        (104,947)         (89,437)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             16,503,315        7,536,441        9,022,804        4,928,166        1,655,235        3,775,978
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (4,731,306)      (4,599,791)         745,162          (60,208)      (2,893,714)       1,152,270
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          64,097,471       21,087,442       15,694,861        6,476,957        5,457,111        6,004,589

NET ASSETS AT BEGINNING OF
   PERIOD                         268,559,509      247,472,067       58,280,109       51,803,152       35,416,694       29,412,105
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   332,656,980  $   268,559,509  $    73,974,970  $    58,280,109  $    40,873,805  $    35,416,694
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
     beginning of period           22,597,319       23,291,551        4,420,308        4,426,765        3,636,393        3,533,180
         Units issued               5,098,918        5,458,452        1,367,784        1,118,362        1,661,650        1,300,564
         Units redeemed            (5,728,226)      (6,152,684)      (1,311,804)      (1,124,819)      (1,870,547)      (1,197,351)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    21,968,011       22,597,319        4,476,288        4,420,308        3,427,496        3,636,393
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                           VT Mid Cap                         VT Money
                                        VT Investors                          Value                            Market
                              --------------------------------  --------------------------------  --------------------------------

                                   2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,606,866) $      (584,099) $      (214,108) $      (138,938) $     3,468,481  $       921,604
Net realized gains (losses)        (2,300,098)      (5,667,742)       1,496,127          340,866                -                -
Change in unrealized gains
   (losses)                        23,613,015       18,148,940        1,082,688        1,231,877                -                -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          19,706,051       11,897,099        2,364,707        1,433,805        3,468,481          921,604
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            4,148,088        3,095,657           60,733           48,194       25,712,800       29,348,044
Benefit payments                   (3,645,028)      (3,750,055)        (139,365)         (59,403)     (16,259,561)     (15,508,487)
Payments on termination           (20,386,373)     (14,557,091)      (2,229,807)      (1,129,474)     (27,637,506)     (19,570,805)
Contract maintenance charge          (340,997)        (333,705)         (36,177)         (22,133)        (378,776)        (231,822)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              2,837,281       (3,445,964)       3,946,788        7,354,656       65,981,016       26,947,623
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (17,387,029)     (18,991,158)       1,602,172        6,191,840       47,417,973       20,984,553
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           2,319,022       (7,094,059)       3,966,879        7,625,645       50,886,454       21,906,157

NET ASSETS AT BEGINNING OF
   PERIOD                         170,024,211      177,118,270       15,894,844        8,269,199       99,785,553       77,879,396
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   172,343,233  $   170,024,211  $    19,861,723  $    15,894,844  $   150,672,007  $    99,785,553
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          20,334,874       23,064,461          983,344          567,512        9,814,723        7,635,463
         Units issued               2,778,908        2,262,357          502,749          593,810       21,252,701       16,799,329
         Units redeemed            (5,059,145)      (4,991,944)        (402,980)        (177,978)     (16,585,058)     (14,620,069)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    18,054,637       20,334,874        1,083,113          983,344       14,482,366        9,814,723
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                              VT OTC &
                                           VT New                                                             Emerging
                                        Opportunities                     VT New Value                         Growth
                              --------------------------------  --------------------------------  --------------------------------

                                   2006              2005            2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,599,060) $    (1,536,542) $      (756,061) $      (940,516) $      (416,671) $      (428,834)
Net realized gains (losses)        (9,678,351)     (13,213,552)      18,588,341        3,218,400       (3,051,591)      (4,656,472)
Change in unrealized gains
   (losses)                        19,006,110       24,334,175        7,875,714        5,005,835        6,635,614        6,940,032
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           7,728,699        9,584,081       25,707,994        7,283,719        3,167,352        1,854,726
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS FROM CONTRACT
   TRANSACTIONS
Deposits                              424,118          465,676       18,287,730       21,773,158           91,118          112,542
Benefit payments                   (1,690,796)      (1,373,575)      (2,643,591)      (2,087,888)        (404,229)        (412,683)
Payments on termination           (12,006,356)      (9,137,469)     (17,475,579)     (11,459,065)      (3,305,652)      (2,652,105)
Contract maintenance charge          (285,795)        (304,150)        (413,760)        (320,775)         (86,445)         (89,263)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (6,199,881)      (6,173,980)       1,385,173       17,410,087         (849,702)      (2,220,422)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (19,758,710)     (16,523,498)        (860,027)      25,315,517       (4,554,910)      (5,261,931)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (12,030,011)      (6,939,417)      24,847,967       32,599,236       (1,387,558)      (3,407,205)

NET ASSETS AT BEGINNING OF
   PERIOD                         121,531,241      128,470,658      177,050,957      144,451,721       30,905,428       34,312,633
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $   109,501,230  $   121,531,241  $   201,898,924  $   177,050,957  $    29,517,870  $    30,905,428
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period          15,595,461       17,914,690       11,845,936       10,073,197        7,200,524        8,536,448
         Units issued               1,235,037        1,044,176        3,112,962        4,504,726          678,176          559,242
         Units redeemed            (3,669,685)      (3,363,405)      (3,092,123)      (2,731,987)      (1,620,283)      (1,895,166)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                    13,160,813       15,595,461       11,866,775       11,845,936        6,258,417        7,200,524
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Putnam Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                                                            VT Utilities
                                                                          VT Small Cap                       Growth and
                                         VT Research                          Value                            Income
                              --------------------------------  --------------------------------  --------------------------------

                                   2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (721,372) $      (507,518) $    (1,878,308) $    (2,120,509) $       750,950  $       244,088
Net realized gains (losses)           328,561       (1,186,085)      27,397,789       20,740,466          814,086          (22,964)
Change in unrealized gains
   (losses)                         8,534,273        5,027,353       (1,552,239)     (10,103,190)       9,234,463        3,037,643
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           8,141,462        3,333,750       23,967,242        8,516,767       10,799,499        3,258,767
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              211,836          252,287          573,350          758,548           88,433          186,031
Benefit payments                   (1,410,110)      (1,655,806)      (1,895,516)      (2,247,523)      (1,577,655)      (1,237,340)
Payments on termination           (10,183,211)      (8,523,461)     (19,098,463)     (14,873,501)      (5,629,853)      (4,537,820)
Contract maintenance charge          (189,140)        (206,755)        (228,378)        (234,029)         (82,167)         (82,897)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (5,209,385)      (4,330,876)      (3,784,783)      (4,021,239)        (823,451)       2,716,923
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (16,780,010)     (14,464,611)     (24,433,790)     (20,617,744)      (8,024,693)      (2,955,103)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (8,638,548)     (11,130,861)        (466,548)     (12,100,977)       2,774,806          303,664

NET ASSETS AT BEGINNING OF
   PERIOD                          93,506,328      104,637,189      164,487,028      176,588,005       48,184,204       47,880,540
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    84,867,780  $    93,506,328  $   164,020,480  $   164,487,028  $    50,959,010  $    48,184,204
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           9,811,120       11,404,052        8,460,279        9,525,932        4,305,917        4,571,653
         Units issued                 845,630          925,600        1,044,019        1,322,680          628,539          988,887
         Units redeemed            (2,554,361)      (2,518,532)      (2,131,465)      (2,388,333)      (1,297,296)      (1,254,623)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     8,102,389        9,811,120        7,372,833        8,460,279        3,637,160        4,305,917
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                    Putnam Variable Trust             Putnam Variable Trust             Rydex Variable Trust
                                         Sub-Account                       Sub-Account                        Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          VT Vista                         VT Voyager                         Rydex OTC
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,328,285) $    (1,333,683) $    (4,310,021) $    (2,671,093) $           (63) $           (41)
Net realized gains (losses)          (932,388)      (2,199,558)     (26,327,164)     (27,650,942)              58                1
Change in unrealized gains
   (losses)                         5,804,482       13,058,822       41,510,623       44,001,710              232              234
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           3,543,809        9,525,581       10,873,438       13,679,675              227              194
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              675,696        1,272,632        5,945,334        9,626,338            1,205              990
Benefit payments                   (1,070,685)      (1,396,689)      (5,701,842)      (4,767,489)               -                -
Payments on termination           (10,366,329)      (7,145,605)     (35,306,346)     (28,823,778)            (441)               -
Contract maintenance charge          (221,003)        (226,453)        (722,065)        (777,244)              (5)              (5)
Transfers among the
   sub-accounts and with the
   Fixed Account - net             (2,933,081)      (2,336,027)     (25,504,508)     (20,617,776)              (1)           2,416
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                   (13,915,402)      (9,832,142)     (61,289,427)     (45,359,949)             758            3,401
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                         (10,371,593)        (306,561)     (50,415,989)     (31,680,274)             985            3,595

NET ASSETS AT BEGINNING OF
    PERIOD                         97,783,452       98,090,013      354,384,662      386,064,936            3,650               55
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    87,411,859  $    97,783,452  $   303,968,673  $   354,384,662  $         4,635  $         3,650
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           9,918,521       11,017,958       41,526,539       47,856,676              291                4
         Units issued               1,123,476        1,265,438        3,714,948        5,138,979               97              287
         Units redeemed            (2,527,299)      (2,364,875)     (11,350,212)     (11,469,116)             (34)               -
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     8,514,698        9,918,521       33,891,275       41,526,539              354              291
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                                  Scudder           Scudder         Scudder
                                 Variable          Variable         Variable                STI Classic
                                 Series I          Series I        Series II              Variable Trust
                                Sub-Account      Sub-Account      Sub-Account               Sub-Account
                              ---------------  ---------------  ---------------  --------------------------------

                                21st Century
                                   Growth          Balanced         Growth           STI Capital Appreciation
                              ---------------  ---------------  ---------------  --------------------------------

                                 2005 (am)        2005 (an)        2005 (ao)           2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (1,875) $        76,728  $         4,724  $      (279,631) $      (437,166)
Net realized gains (losses)          (188,564)        (180,244)             331        1,067,397         (665,915)
Change in unrealized gains
   (losses)                           124,230           24,562          (30,107)       1,232,470           (1,988)
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             (66,209)         (78,954)         (25,052)       2,020,236       (1,105,069)
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                  634            5,368            1,172          181,628          179,051
Benefit payments                            -           (2,588)            (581)        (717,553)        (917,496)
Payments on termination               (15,648)         (84,398)         (41,732)      (8,332,825)     (10,043,794)
Contract maintenance charge                 -                -                -          (12,001)         (14,485)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (726,354)      (2,609,046)        (715,418)        (693,300)      (1,405,247)
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                      (741,368)      (2,690,664)        (756,559)      (9,574,051)     (12,201,971)
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (807,577)      (2,769,618)        (781,611)      (7,553,815)     (13,307,040)

NET ASSETS AT BEGINNING OF
   PERIOD                             807,577        2,769,618          781,611       28,571,983       41,879,023
                              ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $             -  $             -  $             -  $    21,018,168  $    28,571,983
                              ===============  ===============  ===============  ===============  ===============
UNITS OUTSTANDING
   Units outstanding at
      beginning of period              93,940           24,067          102,416        1,599,353        2,222,499
         Units issued                   3,167           17,062              798           69,117          124,105
         Units redeemed               (97,107)        (257,738)        (103,214)        (548,089)        (747,251)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                             -                -                -        1,120,381        1,599,353
                              ===============  ===============  ===============  ===============  ===============

(am) On April 29, 2005, 21st Century Growth merged into Small Cap Growth
(an) On April 29, 2005, Balanced merged into Total Return
(ao) On April 29, 2005, Growth merged into Capital Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          STI Classic                      STI Classic                       STI Classic
                                        Variable Trust                   Variable Trust                    Variable Trust
                                          Sub-Account                      Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                              STI                               STI                              STI
                                         International                      Investment                        Large Cap
                                             Equity                         Grade Bond                     Relative Value
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006              2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (9,882) $        48,847  $       301,834  $       331,062  $       (12,493) $       (28,396)
Net realized gains (losses)           274,883           39,760          (25,339)          64,440          580,082          165,862
Change in unrealized gains
   (losses)                           622,896          425,009          (10,388)        (296,730)         118,347          258,834
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             887,897          513,616          266,107           98,772          685,936          396,300
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              154,507          136,406          223,949          235,874           93,011          275,735
Benefit payments                      (18,907)         (90,991)        (224,377)        (285,480)         (19,271)        (153,248)
Payments on termination            (1,452,340)      (1,550,421)      (2,684,849)      (3,407,501)        (872,240)        (697,447)
Contract maintenance charge            (1,603)          (1,535)          (8,011)          (8,105)          (5,801)          (5,127)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (147,144)          (8,701)        (372,683)        (387,641)        (139,935)         245,241
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (1,465,487)      (1,515,242)      (3,065,971)      (3,852,853)        (944,236)        (334,846)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                            (577,590)      (1,001,626)      (2,799,864)      (3,754,081)        (258,300)          61,454

NET ASSETS AT BEGINNING OF
   PERIOD                           4,710,963        5,712,589       11,869,922       15,624,003        5,271,167        5,209,713
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     4,133,373  $     4,710,963  $     9,070,058  $    11,869,922  $     5,012,867  $     5,271,167
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             320,524          431,372          900,143        1,161,511          444,147          476,355
         Units issued                  18,619           41,558           66,826          103,290           24,316           82,764
         Units redeemed              (108,899)        (152,406)        (277,473)        (364,658)        (101,483)        (114,972)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       230,244          320,524          689,496          900,143          366,980          444,147
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                         STI Classic                       STI Classic                      STI Classic
                                       Variable Trust                    Variable Trust                    Variable Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                             STI                               STI                             STI
                                          Large Cap                          Mid-Cap                        Small Cap
                                         Value Equity                         Equity                       Value Equity
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        (4,178) $        53,297  $      (100,683) $      (112,755) $      (113,577) $      (107,129)
Net realized gains (losses)         1,511,224          507,543        1,114,077          211,114        3,627,372        2,422,530
Change in unrealized gains
   (losses)                         3,128,809           93,439         (201,482)       1,276,351       (2,081,522)      (1,266,830)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           4,635,855          654,279          811,912        1,374,710        1,432,273        1,048,571
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              175,968          224,482           49,123           88,269          849,155          383,361
Benefit payments                     (624,816)        (737,862)        (214,041)        (243,129)         (77,550)        (102,847)
Payments on termination            (8,554,755)      (8,062,278)      (2,554,169)      (3,034,224)      (2,697,982)      (2,305,711)
Contract maintenance charge           (11,256)         (12,595)          (4,244)          (4,806)          (7,935)          (5,048)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (629,109)        (582,896)        (229,497)        (135,087)        (144,105)        (213,577)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (9,643,968)      (9,171,149)      (2,952,828)      (3,328,977)      (2,078,417)      (2,243,822)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (5,008,113)      (8,516,870)      (2,140,916)      (1,954,267)        (646,144)      (1,195,251)

NET ASSETS AT BEGINNING OF
   PERIOD                          27,022,613       35,539,483       10,605,933       12,560,200       10,667,563       11,862,814
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    22,014,500  $    27,022,613  $     8,465,017  $    10,605,933  $    10,021,419  $    10,667,563
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,457,862        1,932,543          639,429          821,992          526,460          641,326
         Units issued                  58,621          102,086           38,545           65,616           94,840           65,171
         Units redeemed              (505,175)        (576,767)        (197,532)        (248,179)        (181,956)        (180,037)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,011,308        1,457,862          480,442          639,429          439,344          526,460
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        The Universal                     The Universal                     The Universal
                                  Institutional Funds, Inc.         Institutional Funds, Inc.         Institutional Funds, Inc.
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       Van Kampen UIF
                                         Emerging                         Van Kampen UIF                   Van Kampen UIF
                                       Markets Equity                     Equity Growth                     Fixed Income
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (506,348) $      (564,172) $      (976,586) $      (710,092) $        50,095  $        43,660
Net realized gains (losses)         8,818,934        4,442,520          760,139         (944,224)          11,681           48,681
Change in unrealized gains
   (losses)                         8,893,578        9,202,058        1,325,591       10,095,394          (22,093)         (21,276)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          17,206,164       13,080,406        1,109,144        8,441,078           39,683           71,065
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              249,434          241,736          434,447          771,456              600              314
Benefit payments                   (1,099,232)        (643,206)      (1,455,169)      (1,138,120)         (16,529)        (676,708)
Payments on termination           (10,589,550)      (5,347,499)      (9,685,751)      (8,253,830)        (341,293)        (186,300)
Contract maintenance charge           (18,238)         (17,502)         (78,667)         (80,359)            (409)            (465)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              3,246,524        3,724,844          588,673       (2,512,639)          73,003            7,950
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (8,211,062)      (2,041,627)     (10,196,467)     (11,213,492)        (284,628)        (855,209)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           8,995,102       11,038,779       (9,087,323)      (2,772,414)        (244,945)        (784,144)

NET ASSETS AT BEGINNING OF
   PERIOD                          54,052,083       43,013,304       67,276,261       70,048,675        2,108,252        2,892,396
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    63,047,185  $    54,052,083  $    58,188,938  $    67,276,261  $     1,863,307  $     2,108,252
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,778,024        3,919,663        7,009,647        8,272,109          174,805          245,523
         Units issued               1,030,062        2,328,572        1,154,808        1,971,933            6,467           69,419
         Units redeemed            (1,538,434)      (2,470,211)      (2,215,971)      (3,234,395)         (29,940)        (140,137)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     3,269,652        3,778,024        5,948,484        7,009,647          151,332          174,805
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        The Universal                     The Universal                     The Universal
                                  Institutional Funds, Inc.         Institutional Funds, Inc.         Institutional Funds, Inc.
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                        Van Kampen UIF                                                     Van Kampen UIF
                                         Global Value                    Van Kampen UIF                     International
                                            Equity                         High Yield                          Magnum
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $            97  $          (170) $           549  $           (99) $      (566,414) $      (124,287)
Net realized gains (losses)             2,258              487           (4,037)          47,060        4,693,661        1,443,550
Change in unrealized gains
   (losses)                             6,505            1,666            4,057          (55,490)       3,729,396        1,725,734
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations               8,860            1,983              569           (8,529)       7,856,643        3,044,997
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -                -               48               44          243,770          222,392
Benefit payments                            -                -                -                -         (554,489)        (536,088)
Payments on termination                (1,257)            (428)               -           (1,949)      (5,426,384)      (4,034,657)
Contract maintenance charge               (59)             (49)             (17)             (34)         (12,319)         (12,736)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                    (39)           3,795               37         (332,454)       3,951,152        1,967,746
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                        (1,355)           3,318               68         (334,393)      (1,798,270)      (2,393,343)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                               7,505            5,301              637         (342,922)       6,058,373          651,654

NET ASSETS AT BEGINNING OF
   PERIOD                              46,722           41,421            8,090          351,012       34,680,149       34,028,495
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $        54,227  $        46,722  $         8,727  $         8,090  $    40,738,522  $    34,680,149
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period               3,976            3,707              636           27,466        3,464,574        3,705,420
         Units issued                       -              309                6               10          885,196        1,709,403
         Units redeemed                  (105)             (40)              (1)         (26,840)      (1,032,393)      (1,950,249)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                         3,871            3,976              641              636        3,317,377        3,464,574
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        The Universal                     The Universal                     The Universal
                                  Institutional Funds, Inc.         Institutional Funds, Inc.         Institutional Funds, Inc.
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                         Van Kampen UIF                    Van Kampen UIF
                                       Van Kampen UIF                     U.S. Mid Cap                        U.S. Real
                                       Mid Cap Growth                         Value                            Estate
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (689,729) $      (613,598) $    (1,913,173) $    (1,844,809) $      (392,149) $      (280,666)
Net realized gains (losses)         5,343,664        2,748,337       23,829,644        8,692,229       13,558,564        8,573,082
Change in unrealized gains
   (losses)                        (1,984,782)       3,449,254        1,819,454        6,830,025        9,609,829        1,622,054
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           2,669,153        5,583,993       23,735,925       13,677,445       22,776,244        9,914,470
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              293,797          348,909          528,121          739,604          239,305          330,607
Benefit payments                     (614,118)        (675,318)      (2,124,635)      (2,033,395)      (1,442,912)      (1,591,440)
Payments on termination            (6,008,822)      (4,306,254)     (18,558,759)     (15,158,596)     (12,191,427)      (9,251,072)
Contract maintenance charge           (11,140)         (11,058)        (100,516)        (106,026)         (20,556)         (22,839)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              2,642,360        3,627,553         (609,860)          33,254         (580,611)      (1,947,877)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (3,697,923)      (1,016,168)     (20,865,649)     (16,525,159)     (13,996,201)     (12,482,621)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (1,028,770)       4,567,825        2,870,276       (2,847,714)       8,780,043       (2,568,151)

NET ASSETS AT BEGINNING OF
   PERIOD                          41,085,850       36,518,025      138,618,855      141,466,569       70,733,118       73,301,269
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    40,057,080  $    41,085,850  $   141,489,131  $   138,618,855  $    79,513,161  $    70,733,118
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           2,911,403        2,992,347       11,514,149       12,987,624        2,894,820        3,447,898
         Units issued                 786,090        1,857,755        1,389,167        3,126,070          445,890          635,111
         Units redeemed            (1,055,208)      (1,938,699)      (2,999,308)      (4,599,545)        (944,202)      (1,188,189)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     2,642,285        2,911,403        9,904,008       11,514,149        2,396,508        2,894,820
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                        The Universal              The Universal Institutional       The Universal Institutional
                                  Institutional Funds, Inc.          Funds, Inc. (Class II)            Funds, Inc. (Class II)
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                         Van Kampen UIF                    Van Kampen UIF
                                       Van Kampen UIF                       Emerging                          Emerging
                                            Value                    Markets Debt (Class II)          Markets Equity (Class II)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $           517  $          (771) $     1,999,653  $     1,241,864  $      (266,743) $      (190,777)
Net realized gains (losses)            43,894           24,953          575,257          405,390        1,778,274        1,057,907
Change in unrealized gains
   (losses)                             2,299          (14,187)        (146,605)         501,823        6,888,338        3,437,670
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              46,710            9,995        2,428,305        2,149,077        8,399,869        4,304,800
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                                    -              750        3,280,270        4,983,155        5,296,424        7,741,123
Benefit payments                            -                -         (184,157)        (243,067)        (136,711)         (57,719)
Payments on termination               (52,354)         (28,099)      (1,408,025)        (842,598)      (1,499,562)        (795,266)
Contract maintenance charge              (174)            (208)        (101,367)         (74,290)        (103,277)         (39,190)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                  1,149           27,023          130,236        2,410,786        1,640,645        1,726,652
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (51,379)            (534)       1,716,957        6,233,986        5,197,519        8,575,600
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                              (4,669)           9,461        4,145,262        8,383,063       13,597,388       12,880,400

NET ASSETS AT BEGINNING OF
   PERIOD                             346,679          337,218       25,553,795       17,170,732       21,347,870        8,467,470
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $       342,010  $       346,679  $    29,699,057  $    25,553,795  $    34,945,258  $    21,347,870
                              ===============  ===============  ===============  ===============  ===============  ===============
UNITS OUTSTANDING
   Units outstanding at
      beginning of period              25,837           25,430        1,663,103        1,247,997          902,850          471,307
         Units issued                     399            2,903          492,525          863,026          390,017        1,186,049
         Units redeemed                (4,040)          (2,496)        (400,880)        (447,920)        (197,851)        (754,506)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                        22,196           25,837        1,754,748        1,663,103        1,095,016          902,850
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                 The Universal Institutional       The Universal Institutional       The Universal Institutional
                                    Funds, Inc. (Class II)           Funds, Inc. (Class II)            Funds, Inc. (Class II)
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       Van Kampen UIF                                                      Van Kampen UIF
                                         Equity and                      Van Kampen UIF                        Global
                                      Income (Class II)             Equity Growth (Class II)            Franchise (Class II)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (357,167) $      (401,526) $      (324,622) $      (236,088) $      (257,268) $      (905,950)
Net realized gains (losses)         2,973,316          876,098          819,551          428,708        4,042,433        1,052,012
Change in unrealized gains
   (losses)                         5,208,177        2,271,605         (214,105)       2,336,944       13,184,322        5,001,853
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations           7,824,326        2,746,177          280,824        2,529,564       16,969,487        5,147,915
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                           14,385,394       23,987,890          738,261        2,580,542       22,426,308       26,965,969
Benefit payments                   (1,640,127)        (421,538)        (678,927)        (288,283)      (1,130,074)        (587,070)
Payments on termination            (4,080,596)      (1,437,751)      (1,544,613)        (779,222)      (5,243,293)      (2,199,764)
Contract maintenance charge          (157,600)         (68,899)         (45,463)         (45,073)        (304,664)        (142,413)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              8,636,036       10,693,946         (296,095)        (310,164)       6,950,360       12,551,276
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    17,143,107       32,753,648       (1,826,837)       1,157,800       22,698,637       36,587,998
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          24,967,433       35,499,825       (1,546,013)       3,687,364       39,668,124       41,735,913

NET ASSETS AT BEGINNING OF
   PERIOD                          58,795,881       23,296,056       20,355,081       16,667,717       74,280,344       32,544,431
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    83,763,314  $    58,795,881  $    18,809,068  $    20,355,081  $   113,948,468  $    74,280,344
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           4,724,767        1,934,754        1,530,368        1,410,716        5,283,768        2,482,136
         Units issued               3,989,162        4,522,725          516,487          661,917        2,799,723        4,945,236
         Units redeemed            (2,653,322)      (1,732,712)        (661,904)        (542,265)      (1,190,098)      (2,143,604)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     6,060,607        4,724,767        1,384,951        1,530,368        6,893,393        5,283,768
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------

                               The Universal
                               Institutional
                                 Funds, Inc.      The Universal Institutional       The Universal Institutional
                                 (Class II)          Funds, Inc. (Class II)            Funds, Inc. (Class II)
                                Sub-Account                Sub-Account                       Sub-Account
                              ---------------  --------------------------------  --------------------------------

                                 Van Kampen
                                  UIF Int'l                                              Van Kampen UIF
                               Growth Equity            Van Kampen UIF                    Small Company
                                 (Class II)        Mid Cap Growth (Class II)            Growth (Class II)
                              ---------------  --------------------------------  --------------------------------

                                  2006 (ah)        2006 (x)           2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       (16,501) $      (715,142) $      (499,484) $      (483,345) $      (436,358)
Net realized gains (losses)            13,773        3,712,719        1,394,167        3,211,792          896,154
Change in unrealized gains
   (losses)                           377,889          167,943        3,561,929         (146,114)       2,220,261
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             375,161        3,165,520        4,456,612        2,582,333        2,680,057
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            2,694,057       11,276,357        9,773,885        1,353,937        2,436,414
Benefit payments                     (102,096)        (323,179)        (222,218)        (484,666)        (309,845)
Payments on termination               (12,353)      (2,661,477)      (1,196,082)      (1,928,363)      (1,052,040)
Contract maintenance charge            (1,734)        (138,748)         (86,686)        (100,052)         (96,747)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                811,891        3,273,120        1,290,449       (1,299,785)        (108,464)
                              ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     3,389,765       11,426,073        9,559,348       (2,458,929)         869,318
                              ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                           3,764,926       14,591,593       14,015,960          123,404        3,549,375

NET ASSETS AT BEGINNING OF
   PERIOD                                   -       35,035,239       21,019,279       27,467,554       23,918,179

                              ---------------  ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD   $     3,764,926  $    49,626,832  $    35,035,239  $    27,590,958  $    27,467,554
                              ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period                   -        1,948,644        1,348,333        1,559,590        1,507,123
         Units issued                 416,473        1,785,201        1,920,891          321,968          586,835
         Units redeemed               (65,638)        (698,987)      (1,320,580)        (456,746)        (534,368)
                              ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       350,835        3,034,858        1,948,644        1,424,812        1,559,590
                              ===============  ===============  ===============  ===============  ===============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006
(ah) For the period beginning March 1, 2006, and ended December 31, 2006

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                 The Universal Institutional       The Universal Institutional             Van Kampen Life
                                    Funds, Inc. (Class II)            Funds, Inc. (Class II)              Investment Trust
                                         Sub-Account                       Sub-Account                       Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                       Van Kampen UIF                   Van Kampen UIF
                                        U.S. Mid Cap                       U.S. Real
                                      Value (Class II)                 Estate (Class II)                    LIT Comstock
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $    (1,058,192) $      (717,551) $      (692,383) $      (373,854) $        56,357  $      (299,835)
Net realized gains (losses)        10,092,338        1,607,747       12,611,326        5,332,414       10,525,160        7,271,007
Change in unrealized gains
   (losses)                         3,425,243        4,312,502       19,161,802        6,168,507        3,962,999       (3,659,429)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations          12,459,389        5,202,698       31,080,745       11,127,067       14,544,516        3,311,743
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                           12,221,679       15,862,014       12,858,347       18,333,561          343,491          545,787
Benefit payments                   (1,200,360)        (362,863)        (894,450)        (489,387)      (1,960,309)      (1,751,734)
Payments on termination            (4,141,843)      (1,646,525)      (5,647,992)      (3,373,155)     (22,266,296)     (16,430,117)
Contract maintenance charge          (248,975)        (161,259)        (363,065)        (251,388)         (44,679)         (50,523)
Transfers among the
   sub-accounts and with the
   Fixed Account - net              1,400,028        2,871,980       (6,005,389)        (465,047)       2,247,280       21,192,269
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                     8,030,529       16,563,347          (52,549)      13,754,584      (21,680,513)       3,505,682
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          20,489,918       21,766,045       31,028,196       24,881,651       (7,135,997)       6,817,425

NET ASSETS AT BEGINNING OF
   PERIOD                          60,801,190       39,035,145       87,616,718       62,735,067      113,318,834      106,501,409
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    81,291,108  $    60,801,190  $   118,644,914  $    87,616,718  $   106,182,837  $   113,318,834
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,854,542        2,709,092        4,153,868        3,416,901        9,040,553        8,735,617
         Units issued               1,541,930        2,720,642        1,078,358        2,483,424        1,378,010        4,254,315
         Units redeemed              (971,808)      (1,575,192)      (1,094,791)      (1,746,457)      (3,027,802)      (3,949,379)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     4,424,664        3,854,542        4,137,435        4,153,868        7,390,761        9,040,553
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                       Van Kampen Life                   Van Kampen Life                  Van Kampen Life
                                       Investment Trust                  Investment Trust                 Investment Trust
                                         Sub-Account                       Sub-Account                      Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                                                            LIT Money
                                        LIT Government                        Market                      Strat Growth I (ai)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $        47,178  $        52,552  $        83,208  $        37,667  $      (917,901) $      (908,986)
Net realized gains (losses)            (8,050)              42                -                -       (3,911,659)      (6,090,814)
Change in unrealized gains
   (losses)                             3,042          (10,578)               -                -        5,476,960       10,975,234
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations              42,170           42,016           83,208           37,667          647,400        3,975,434
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                               29,500           10,886           29,598           19,056          117,343          242,681
Benefit payments                       (5,751)               -           (9,105)         (72,676)      (1,317,374)      (1,151,614)
Payments on termination              (454,189)        (195,059)      (1,218,491)        (230,469)     (10,649,467)      (9,171,047)
Contract maintenance charge              (852)            (984)          (9,846)         (11,241)         (44,423)         (55,655)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                377,909         (216,805)       1,095,041          738,085       (5,995,331)      (6,766,031)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (53,383)        (401,962)        (112,803)         442,755      (17,889,252)     (16,901,666)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             (11,213)        (359,946)         (29,595)         480,422      (17,241,852)     (12,926,232)

NET ASSETS AT BEGINNING OF
   PERIOD                           1,637,127        1,997,073        2,960,581        2,480,159       68,989,574       81,915,806
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $     1,625,914  $     1,637,127  $     2,930,986  $     2,960,581  $    51,747,722  $    68,989,574
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period             145,861          181,800          272,700          231,463        7,916,041        9,614,470
         Units issued                  60,258            8,118          178,712          197,140          495,653        1,747,133
         Units redeemed               (63,919)         (44,057)        (188,294)        (155,903)      (2,384,792)      (3,445,562)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                       142,200          145,861          263,118          272,700        6,026,902        7,916,041
                              ===============  ===============  ===============  ===============  ===============  ===============

(ai) Previously known as LIT Emerging Growth

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                           Van Kampen                       Van Kampen                      Van Kampen
                                        Life Investment                  Life Investment                 Life Investment
                                        Trust (Class II)                 Trust (Class II)                Trust (Class II)
                                          Sub-Account                      Sub-Account                     Sub-Account
                              --------------------------------  --------------------------------  --------------------------------

                                          LIT Aggressive                   LIT Comstock                   LIT Growth and
                                        Growth (Class II)                   (Class II)                   Income (Class II)
                              --------------------------------  --------------------------------  --------------------------------

                                    2006             2005             2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $      (394,031) $      (369,272) $    (1,500,077) $    (2,391,341) $    (1,155,764) $    (1,135,014)
Net realized gains (losses)         2,541,104          489,367       26,740,375       12,095,847       13,319,030        4,938,775
Change in unrealized gains
   (losses)                        (1,466,903)       1,834,989       19,295,277       (1,599,737)       9,201,401        6,088,763
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             680,170        1,955,084       44,535,575        8,104,769       21,364,667        9,892,524
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                              345,396          909,403       27,115,674       66,544,104       16,086,756       29,556,707
Benefit payments                     (344,751)        (160,770)      (4,862,130)      (2,904,246)      (2,497,238)      (1,015,936)
Payments on termination            (1,366,846)      (1,160,316)     (23,354,908)     (14,538,226)     (10,001,941)      (5,066,716)
Contract maintenance charge           (63,662)         (63,783)        (753,914)        (472,563)        (551,548)        (414,634)
Transfers among the
   sub-accounts and with the
   Fixed Account - net               (857,518)         964,118       (3,039,368)      24,120,339          372,909        5,721,573
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                    (2,287,381)         488,652       (4,894,646)      72,749,408        3,408,938       28,780,994
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                          (1,607,211)       2,443,736       39,640,929       80,854,177       24,773,605       38,673,518

NET ASSETS AT BEGINNING OF
   PERIOD                          23,586,897       21,143,161      317,127,980      236,273,803      147,127,980      108,454,462
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    21,979,686  $    23,586,897  $   356,768,909  $   317,127,980  $   171,901,585  $   147,127,980
                              ===============  ===============  ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           1,820,915        1,773,832       23,944,803       18,304,250        9,457,634        7,526,566
         Units issued                 377,364        1,204,947        5,170,352       14,315,172        2,327,230        4,622,612
         Units redeemed              (560,399)      (1,157,864)      (5,459,218)      (8,674,619)      (2,113,251)      (2,691,544)
                              ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     1,637,880        1,820,915       23,655,937       23,944,803        9,671,613        9,457,634
                              ===============  ===============  ===============  ===============  ===============  ===============

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

STATEMENTS OF CHANGES IN NET ASSETS
For the Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------

                                          Van Kampen                       Van Kampen
                                        Life Investment                 Life Investment
                                       Trust (Class II)                 Trust (Class II)
                                          Sub-Account                     Sub-Account
                              --------------------------------  --------------------------------

                                           LIT Money
                                       Market (Class II)              Strat Growth II (aj)
                              --------------------------------  --------------------------------

                                    2006             2005             2006             2005
                              ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
   FROM OPERATIONS
Net investment income (loss)  $       738,710  $       213,297  $    (1,168,398) $    (1,122,442)
Net realized gains (losses)                 -                -        1,365,382          728,461
Change in unrealized gains
   (losses)                                 -                -          189,436        4,192,013
                              ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from operations             738,710          213,297          386,420        3,798,032
                              ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET ASSETS
   FROM CONTRACT TRANSACTIONS
Deposits                            4,654,118       11,222,329        3,714,332        6,584,735
Benefit payments                   (1,815,526)      (1,695,174)        (909,703)        (802,262)
Payments on termination            (3,440,735)      (1,113,475)      (4,613,808)      (4,020,716)
Contract maintenance charge          (110,273)         (80,109)        (140,111)        (125,239)
Transfers among the
   sub-accounts and with the
   Fixed Account - net                654,091        4,165,000       (1,659,789)        (644,141)
                              ---------------  ---------------  ---------------  ---------------

Increase (decrease) in net
   assets from contract
   transactions                       (58,325)      12,498,571       (3,609,079)         992,377
                              ---------------  ---------------  ---------------  ---------------

INCREASE (DECREASE) IN NET
   ASSETS                             680,385       12,711,868       (3,222,659)       4,790,409

NET ASSETS AT BEGINNING OF
   PERIOD                          30,361,706       17,649,838       68,764,653       63,974,244
                              ---------------  ---------------  ---------------  ---------------

NET ASSETS AT END OF PERIOD   $    31,042,091  $    30,361,706  $    65,541,994  $    68,764,653
                              ===============  ===============  ===============  ===============

UNITS OUTSTANDING
   Units outstanding at
      beginning of period           3,044,840        1,783,788        6,957,992        7,133,955
         Units issued               2,346,171        2,532,404        1,095,176        1,588,489
         Units redeemed            (2,356,179)      (1,271,352)      (1,581,368)      (1,764,452)
                              ---------------  ---------------  ---------------  ---------------
   Units outstanding at end
      of period                     3,034,832        3,044,840        6,471,800        6,957,992
                              ===============  ===============  ===============  ===============

(aj) Previously known as LIT Emerging Growth (Class II)

See notes to financial statements.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   ORGANIZATION

     Allstate Financial Advisors Separate Account I (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Allstate Life Insurance Company ("Allstate Life"). The assets of the Account are legally segregated from those of Allstate Life. Allstate Life is wholly owned by Allstate Insurance Company, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     On June 1, 2006, Allstate Life completed the disposal of substantially all of its variable annuity business through a combination of coinsurance and modified coinsurance reinsurance, and administrative services agreements with subsidiaries of Prudential Financial, Inc ("Prudential"). Subsequent to a transition period, Prudential will be responsible for servicing the individual annuity contracts, including those of the Account. The reinsurance agreements do not extinguish Allstate Life's contractual obligations to the contractholders. Allstate Life continues to be responsible for all contract terms and conditions. The obligations of Prudential under the reinsurance and administrative agreements are to Allstate Life.

     Allstate Life issues the following variable annuity contracts through the
     Account: SelectDirections Variable Annuity, the Allstate Personal Retirement Manager, the Allstate Variable Annuity, the Morgan Stanley Variable Annuity II, the Morgan Stanley Variable Annuity II Asset Manager, Preferred Client Variable Annuity, the Morgan Stanley Variable Annuity 3, the Morgan Stanley Variable Annuity 3 AssetManager, the Allstate Advisor Variable Annuity, the Putnam Allstate Advisor Variable Annuity, AIM Lifetime PlusSM Variable Annuity, AIM Lifetime PlusSM II Variable Annuity, AIM Lifetime Enhanced ChoiceSM Variable Annuity, AIM Lifetime America Variable Annuity Series, the STI Classic Variable Annuity, the Allstate Provider Variable Annuity Series, the Allstate Provider, Scudder Horizon Advantage Variable Annuity, (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. With the exception of the Allstate Advisor Variable Annuity, AIM Lifetime PlusSM Variable Annuity, and the AIM Lifetime PlusSM II Variable Annuity, the contracts are closed to new contractholders but continue to accept deposits from existing contractholders. Absent any Contract provisions wherein Allstate Life contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-accounts invest in the following underlying mutual fund portfolios (collectively the "Funds"):

     AIM VARIABLE INSURANCE FUNDS           AIM VARIABLE INSURANCE FUNDS
        AIM V. I. Aggressive Growth            (CONTINUED)
           (Merged into AIM V. I.              AIM V. I. Mid Cap Core Equity
           Capital Appreciation on             AIM V. I. Money Market
           May 1, 2006)                        AIM V. I. Premier Equity
        AIM V. I. Basic Balanced                  (Merged into AIM V. I. Core
        AIM V. I. Basic Value                     Equity on May 1, 2006)
        AIM V. I. Blue Chip (Merged            AIM V. I. Technology
           into AIM V. I. Large Cap            AIM V. I. Utilities
           Growth on June 12, 2006)         AIM VARIABLE INSURANCE FUNDS SERIES
        AIM V. I. Capital Appreciation         II
        AIM V. I. Capital Development          AIM V. I. Aggressive Growth II
        AIM V. I. Core Equity                     (Merged into AIM V. I.
        AIM V. I. Demographic Trends              Capital Appreciation II on
           (Merged into AIM V. I.                 May 1, 2006)
           Capital Appreciation on             AIM V. I. Basic Balanced II
           November 3, 2006)                   AIM V. I. Basic Value II
        AIM V. I. Diversified Income           AIM V. I. Blue Chip II (Merged
        AIM V. I. Government                      into AIM V. I. Large Cap
           Securities                             Growth II on June 12, 2006)
        AIM V. I. Growth (Merged into          AIM V. I. Capital Appreciation
           AIM V. I. Capital                      II
           Appreciation on May 1,              AIM V. I. Capital Development
           2006)                                  II
        AIM V. I. High Yield                   AIM V. I. Core Equity II
        AIM V. I. International Growth         AIM V. I. Demographic Trends
        AIM V. I. Large Cap Growth                II (Merged into AIM V. I.
                                                  Capital Appreciation II on
                                                  November 3, 2006)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     AIM VARIABLE INSURANCE FUNDS SERIES    FIDELITY VARIABLE INSURANCE PRODUCTS
        II (CONTINUED)                         FUND (CONTINUED)
        AIM V. I. Diversified Income           VIP Contrafund
           II                                  VIP Equity-Income
        AIM V. I. Government                   VIP Growth
           Securities II                       VIP High Income
        AIM V. I. Growth II (Merged            VIP Index 500
           into AIM V. I. Capital              VIP Investment Grade Bond
           Appreciation II on May 1,           VIP Overseas
           2006)                            FIDELITY VARIABLE INSURANCE PRODUCTS
        AIM V. I. High Yield II                FUND (SERVICE CLASS 2)
        AIM V. I. International Growth         VIP Asset Manager Growth
           II                                     (Service Class 2)
        AIM V. I. Large Cap Growth II          VIP Contrafund (Service Class
        AIM V. I. Mid Cap Core Equity             2)
           II                                  VIP Equity-Income (Service
        AIM V. I. Money Market II                 Class 2)
        AIM V. I. Premier Equity II            VIP Freedom 2010 Portfolio
           (Merged into AIM Core                  (Service Class 2)
           Equity II on May 1, 2006)           VIP Freedom 2020 Portfolio
        AIM V. I. Technology II                   (Service Class 2)
        AIM V. I. Utilities II                 VIP Freedom 2030 Portfolio
     ALLIANCEBERNSTEIN VARIABLE PRODUCT           (Service Class 2)
        SERIES FUND                            VIP Freedom Growth Stock
        AllianceBernstein Growth                  Portfolio (Service Class 2)
        AllianceBernstein Growth &             VIP Freedom Income Portfolio
           Income                                 (Service Class 2)
        AllianceBernstein                      VIP Growth & Income (Service
           International Value                    Class 2)
        AllianceBernstein Large Cap            VIP Growth (Service Class 2)
           Growth                              VIP High Income (Service Class
        AllianceBernstein Small/Mid               2)
           Cap Value                           VIP Index 500 (Service
        AllianceBernstein Utility                 Class 2)
           Income                              VIP Investment Grade Bond
        AllianceBernstein Value                   (Service Class 2)
     AMERICAN CENTURY VARIABLE                    VIP Mid Cap (Service Class 2)
        PORTFOLIOS, INC.                          VIP Money Market (Service
        American Century VP Balanced              Class 2)
        American Century VP                    VIP Overseas (Service Class 2)
           International                    FRANKLIN TEMPLETON VARIABLE
     DREYFUS SOCIALLY RESPONSIBLE GROWTH       INSURANCE PRODUCTS TRUST
        FUND, INC.                             Franklin Flex Cap Growth
        Dreyfus Socially Responsible              Securities
           Growth Fund                         Franklin Growth and Income
     DREYFUS STOCK INDEX FUND                     Securities
        Dreyfus Stock Index Fund               Franklin High Income Sec 2
     DREYFUS VARIABLE INVESTMENT FUND             (Previously known as
        VIF Growth & Income                    Franklin High Income)
        VIF Money Market                       Franklin Income Securities
        VIF Small Company Stock                Franklin Large Cap Growth
     DWS VARIABLE SERIES I                        Securities
        DWS VIP Bond A (Previously             Franklin Small Cap Value
           known as Bond)                         Securities
        DWS VIP Capital Growth A               Franklin Small-Mid Cap Growth
           (Previously known as                   Securities
           Capital Growth)                     Franklin U.S. Government
        DWS VIP Global Opportunities           Mutual Discovery
           (Previously known as Global         Mutual Shares Securities
           Discovery)                          Templeton Developing Markets
        DWS VIP Growth and Income A               Securities
           (Previously known as Growth         Templeton Foreign Securities
           & Income)                           Templeton Global Income
        DWS VIP International                     Securities
        DWS VIP Money Market A                 Templeton Growth Securities
           (Previously known as Money       GOLDMAN SACHS VARIABLE INSURANCE
           Market. Merged into DWS VIP            TRUST
           Money Market A II on                VIT Capital Growth
           November 3, 2006)                   VIT Growth and Income
     DWS VARIABLE SERIES II                    VIT International Equity
        DWS VIP Balanced A (Previously         VIT Mid Cap Value
           known as Total Return)              VIT Structured Small Cap
        DWS VIP Money Market A II                 Equity Fund (Previously
        DWS VIP Small Cap Growth A                known as VIT CORE Small Cap
           (Previously known as Small             Equity)
           Cap Growth)                         VIT Structured U. S. Equity
     FEDERATED INSURANCE SERIES                   Fund (Previously known as
        Federated Prime Money Fund II          VIT CORE U.S. Equity)
     FIDELITY VARIABLE INSURANCE PRODUCTS
        FUND
        VIP Contrafund

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     JANUS ASPEN SERIES                     MORGAN STANLEY VARIABLE INVESTMENT
        Forty Portfolio                     SERIES (CLASS Y SHARES)
     JANUS ASPEN SERIES (SERVICE SHARES)       (CONTINUED)
        Foreign Stock (Service Shares)         Global Advantage (Class Y
        Worldwide Growth (Service                 Shares)
        Shares)*                               Global Dividend Growth (Class
     LAZARD RETIREMENT SERIES, INC.               Y Shares)
        Emerging Markets                       High Yield (Class Y Shares)
     LEGG MASON PARTNERS VARIABLE              Income Builder (Class Y
        PORTFOLIOS I, INC (PREVIOUSLY             Shares)
        KNOWN AS SALOMON BROTHERS              Information (Class Y Shares)
        VARIABLE SERIES FUNDS, INC.)              (Closed June 23, 2006)
        Legg Mason Variable All Cap            Limited Duration (Class Y
           Portfolio I (Previously                Shares)
           known as All Cap Fund)              Money Market (Class Y Shares)
        Legg Mason Variable Invest.               (Closed June 23, 2006)
           Portfolio I (Previously             Quality Income Plus (Class Y
           known as Investors)                    Shares)
     LORD ABBETT SERIES FUND                   S&P 500 Index (Class Y Shares)
        All Value                              Strategist (Class Y Shares)
        Bond-Debenture                         Utilities (Class Y Shares)
        Growth and Income                NEUBERGER & BERMAN ADVISORS
        Growth Opportunities                MANAGEMENT TRUST
        Mid-Cap Value                          AMT Guardian*
     MFS VARIABLE INSURANCE TRUST              AMT Mid-Cap Growth
        MFS Emerging Growth                    AMT Partners
        MFS High Income                  OPPENHEIMER VARIABLE ACCOUNT FUNDS
        MFS Investors Trust                    Oppenheimer Balanced
        MFS New Discovery                      Oppenheimer Capital
        MFS Research                              Appreciation
        MFS Research Bond                      Oppenheimer Core Bond
        MFS Utilities                          Oppenheimer Global Securities
     MFS VARIABLE INSURANCE TRUST              Oppenheimer High Income
        (SERVICE CLASS)                        Oppenheimer Main Street
        MFS Emerging Growth (Service           Oppenheimer Main Street Small
           Class)                                 Cap Growth
        MFS Investors Trust (Service           Oppenheimer MidCap Fund
           Class)                                 (Previously known as
        MFS New Discovery (Service             Oppenheimer Aggressive
           Class)                                 Growth)
        MFS Research (Service Class)           Oppenheimer Strategic Bond
        MFS Utilities (Service Class)    OPPENHEIMER VARIABLE ACCOUNT FUNDS
     MORGAN STANLEY VARIABLE INVESTMENT        (SERVICE CLASS ("SC"))
        SERIES                                 Oppenheimer Balanced (SC)
        Aggressive Equity                      Oppenheimer Capital
        Dividend Growth                           Appreciation (SC)
        Equity                                 Oppenheimer Core Bond (SC)
        European Growth                        Oppenheimer Global Securities
        Global Advantage                          (SC)
        Global Dividend Growth                 Oppenheimer High Income (SC)
        High Yield                             Oppenheimer Main Street (SC)
        Income Builder (Closed on June         Oppenheimer Main Street
           23, 2006)                              Small Cap Growth (SC)
        Information                            Oppenheimer MidCap Fund
        Limited Duration                          (Service Shares)
        Money Market                              (Previously known as
        Quality Income Plus                    Oppenheimer Aggressive
        S&P 500 Index                             Growth (SC))
        Strategist                             Oppenheimer Strategic Bond
        Utilities                                 (SC)
     MORGAN STANLEY VARIABLE INVESTMENT     PIMCO ADVISORS VARIABLE INSURANCE
        SERIES (CLASS Y SHARES)                TRUST
        Aggressive Equity (Class Y             OpCap Balanced
           Shares)                             OpCap Small Cap
        Dividend Growth (Class Y               PEA Science and Technology
           Shares)                                (Closed May 1, 2005)
        Equity (Class Y Shares)             PIMCO VARIABLE INSURANCE TRUST
        European Growth (Class Y               Foreign Bond
           Shares)                             Money Market
                                               PIMCO Total Return
                                               PIMCO VIT Commodity Real
                                                  Return Strategy

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     PIMCO VARIABLE INSURANCE TRUST         STI CLASSIC VARIABLE TRUST
        (CONTINUED)                            (CONTINUED)
        PIMCO VIT Emerging Markets             STI Investment Grade Bond
           Bond                                STI Large Cap Relative Value
           (Admin Shares)                      STI Large Cap Value Equity
        PIMCO VIT Real Return (Advisor         STI Mid-Cap Equity
           Shares)                             STI Small Cap Value Equity
        PIMCO VIT Total Return           THE UNIVERSAL INSTITUTIONAL FUNDS,
           (Advisor Shares)                 INC.
     PUTNAM VARIABLE TRUST                     Van Kampen UIF Emerging
        VT American Government Income          Markets Equity
        VT Capital Appreciation                Van Kampen UIF Equity Growth
        VT Capital Opportunities               Van Kampen UIF Fixed Income
        VT Discovery Growth                    Van Kampen UIF Global Value
        VT Diversified Income                     Equity
        VT Equity Income                       Van Kampen UIF High Yield
        VT The George Putnam Fund of           Van Kampen UIF International
           Boston                                 Magnum
        VT Global Asset Allocation             Van Kampen UIF Mid Cap Growth
        VT Global Equity                       Van Kampen UIF U.S. Mid Cap
        VT Growth and Income                      Value
        VT Growth Opportunities                Van Kampen UIF U.S. Real
        VT Health Sciences                        Estate
        VT High Yield                          Van Kampen UIF Value
        VT Income                        THE UNIVERSAL INSTITUTIONAL FUNDS,
        VT International Equity                INC. (CLASS II)
        VT International Growth and            Van Kampen UIF Emerging
           Income                                 Markets Debt (Class II)
        VT International New                   Van Kampen UIF Emerging
           Opportunities                          Markets Equity (Class II)
        VT Investors                           Van Kampen UIF Equity and
        VT Mid Cap Value                          Income (Class II)
        VT Money Market                        Van Kampen UIF Equity Growth
        VT New Opportunities                      (Class II)
        VT New Value                           Van Kampen UIF Global
        VT OTC & Emerging Growth                  Franchise (Class II)
        VT Research                            Van Kampen UIF Int'l Growth
        VT Small Cap Value                        Equity (Class II)
        VT Utilities Growth and Income         Van Kampen UIF Mid Cap Growth
        VT Vista                                  (Class II)
        VT Voyager                             Van Kampen UIF Small Company
     RYDEX VARIABLE TRUST                         Growth (Class II)
        Rydex OTC                              Van Kampen UIF U.S. Mid Cap
     SCUDDER VARIABLE SERIES I                    Value (Class II)
        21st Century Growth (Merged            Van Kampen UIF U.S. Real
           into Small Cap Growth                 Estate (Class II)
           Sub-Account on April 29,      VAN KAMPEN LIFE INVESTMENT TRUST
           2005)                               LIT Comstock
        Balanced (Merged into Total            LIT Government
           Return on April 29, 2005)           LIT Money Market
     SCUDDER VARIABLE SERIES II                Strat Growth I (Previously
        Growth (Merged into Capital               known as LIT Emerging
           Growth on April 29, 2005)              Growth)
     STI CLASSIC VARIABLE TRUST             VAN KAMPEN LIFE INVESTMENT TRUST
        STI Capital Appreciation            (CLASS II)
        STI International Equity            LIT Aggressive Growth (Class
                                                  II)
                                               LIT Comstock (Class II)
                                               LIT Growth and Income (Class
                                                  II)
                                               LIT Money Market (Class II)
                                               Strat Growth II (Previously
                                                  known as LIT Emerging
                                                  Growth (Class II))

*Fund was available, but had no assets at December 31, 2006

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The net assets are affected by the investment results of each fund, transactions by contractholders and certain contract expenses (see Note 3). The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments directed by the contractholder to the fixed account ("Fixed Account") in which the contractholders earn a fixed rate of return.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS - Investments consist of shares of the Funds and are stated at fair value based on net asset values of the Funds, which value their investment securities at fair value. The difference between cost and net asset value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     DIVIDENDS - Dividends declared by the Funds are recognized on the ex-dividend date.

     REALIZED GAINS AND LOSSES - Realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the Account and the cost of such shares, which is determined on a weighted average basis. Transactions are recorded on a trade date basis. Distributions of net realized gains earned by the Funds are recorded on the Funds' ex-distribution date.

     FEDERAL INCOME TAXES - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Allstate Life. Allstate Life is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No federal income taxes are allocable to the Account, as the Account did not generate taxable income.

     USE OF ESTIMATES - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

     PENDING ACCOUNTING STANDARD - In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in the Account's financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Account's current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the financial statements of the Account.

3.   EXPENSES

     MORTALITY AND EXPENSE RISK CHARGE - Allstate Life assumes mortality and expense risks related to the operations of the Account and deducts charges daily at a rate ranging from 0.40% to 2.50% per annum of the daily net assets of the Account, based on the Contract and rider options selected. The mortality and expense risk charge is recognized as a reduction in accumulation unit values. The mortality and expense risk charge covers insurance benefits available with the Contracts and certain expenses of the Contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contracts. Allstate Life guarantees that the amount of this charge will not increase over the life of the Contracts. At the contractholder's discretion, additional options, primarily death benefits, may be purchased for an additional charge.

     ADMINISTRATIVE EXPENSE CHARGE - Allstate Life deducts administrative expense charges daily at a rate ranging from 0% to 0.30% per annum of the average daily net assets of the Account. The contract will specify which rate applies. The administrative expense charge is recognized as a reduction in accumulation unit values.

     CONTRACT MAINTENANCE CHARGE - Allstate Life deducts an annual maintenance charge of $30 or $35, depending upon the contract, on each contract anniversary and guarantees that this charge will not increase over the life of the contract. This charge will be waived if certain conditions are met. Allstate Life deducts a monthly fee for contracts with Retirement Income Guarantee Riders at rates ranging from 0.05% to 0.30% per annum of the income base. The income base is comprised of either the contract value on the date the rider option is purchased and is adjusted for subsequent purchases or withdrawals or the highest contract value on any anniversary date adjusted for subsequent purchases or withdrawals, depending on the rider option selected. The contract maintenance charge is recognized as redemption of units.

     WITHDRAWAL CHARGE - In the event of withdrawal of the account value during a specified period, a withdrawal charge may be imposed. The withdrawal charge varies by contract and ranges from 0.5%-8.5% in the first year of the contract and declines to 0% in various years as defined in the contract. The Preferred Client Variable Annuity does not charge a withdrawal charge. These amounts are included in payments on terminations but are remitted to Allstate Life.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS

     The cost of purchases of investments for the year ended December 31, 2006 were as follows:

                                                                     Purchases
                                                                 ---------------
Investments in the AIM Variable Insurance Funds Sub-Accounts:
      AIM V. I. Aggressive Growth (a)                            $       352,607
      AIM V. I. Basic Balanced                                         3,216,371
      AIM V. I. Basic Value                                            3,987,183
      AIM V. I. Blue Chip (b)                                            351,875
      AIM V. I. Capital Appreciation (a) (c) (d)                     115,838,482
      AIM V. I. Capital Development                                    3,203,052
      AIM V. I. Core Equity (e)                                      147,907,154
      AIM V. I. Demographic Trends (c)                                 1,075,898
      AIM V. I. Diversified Income                                     3,050,705
      AIM V. I. Government Securities                                  2,052,657
      AIM V. I. Growth (d)                                               559,192
      AIM V. I. High Yield                                             2,368,069
      AIM V. I. International Growth                                   9,293,066
      AIM V. I. Large Cap Growth (b) (f)                              18,884,651
      AIM V. I. Mid Cap Core Equity                                    7,719,779
      AIM V. I. Money Market                                          18,755,387
      AIM V. I. Premier Equity (e)                                     2,431,105
      AIM V. I. Technology                                             1,075,119
      AIM V. I. Utilities                                              2,488,561

Investments in the AIM Variable Insurance Funds Series II Sub-Accounts:
      AIM V. I. Aggressive Growth II (g)                                   5,510
      AIM V. I. Basic Balanced II                                        122,933
      AIM V. I. Basic Value II                                         1,363,366
      AIM V. I. Blue Chip II (h)                                           1,978
      AIM V. I. Capital Appreciation II (g) (i) (j)                    1,451,906
      AIM V. I. Capital Development II                                   160,366
      AIM V. I. Core Equity II (k)                                     5,095,304
      AIM V. I. Demographic Trends II (i)                                 37,875
      AIM V. I. Diversified Income II                                     97,814

(a) On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I. Capital Appreciation
(b) On June 12, 2006, AIM V. I. Blue Chip merged into AIM V. I. Large Cap Growth
(c) On November 3, 2006, AIM V. I. Demographic Trends merged into AIM V. I. Capital Appreciation
(d) On May 1, 2006, AIM V. I. Growth merged into AIM V. I. Capital Appreciation
(e) On May 1, 2006, AIM V. I. Premier Equity merged into AIM V. I. Core Equity
(f) For the period beginning June 12, 2006 and ended December 31, 2006
(g) On May 1, 2006, AIM V. I. Aggressive Growth II merged into AIM V. I. Capital Appreciation II
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(i) On May 1, 2006, AIM V. I. Demographic Trends II merged into AIM V. I. Capital Appreciation II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the AIM Variable Insurance Funds
   Series II Sub-Accounts (continued):
      AIM V. I. Government Securities II                         $        77,077
      AIM V. I. Growth II (j)                                              8,143
      AIM V. I. High Yield II                                             71,784
      AIM V. I. International Growth II                                  491,507
      AIM V. I. Large Cap Growth II (f) (h)                              969,777
      AIM V. I. Mid Cap Core Equity II                                   921,393
      AIM V. I. Money Market II                                          813,422
      AIM V. I. Premier Equity II (k)                                     51,755
      AIM V. I. Technology II                                             11,005
      AIM V. I. Utilities II                                             254,410

Investments in the AllianceBernstein Variable Product
   Series Fund Sub-Accounts:
      AllianceBernstein Growth                                         9,420,658
      AllianceBernstein Growth & Income                               20,987,643
      AllianceBernstein International Value                           23,622,417
      AllianceBernstein Large Cap Growth                               8,596,917
      AllianceBernstein Small/Mid Cap Value                           10,506,736
      AllianceBernstein Utility Income                                 2,730,063
      AllianceBernstein Value                                          3,420,034

Investments in the American Century Variable Portfolios,
   Inc Sub-Accounts:
      American Century VP Balanced                                        11,707
      American Century VP International                                      442

Investments in the Dreyfus Socially Responsible Growth
   Fund, Inc. Sub-Accounts:
      Dreyfus Socially Responsible Growth Fund                               237

Investments in the Dreyfus Stock Index Fund Sub-Accounts:
      Dreyfus Stock Index Fund                                            42,785

Investments in the Dreyfus Variable Investment Fund
   Sub-Accounts:
      VIF Growth & Income                                                 27,412
      VIF Money Market                                                   164,012
      VIF Small Company Stock                                             17,806

(f) For the period beginning June 12, 2006 and ended December 31, 2006
(h) On June 12, 2006, AIM V. I. Blue Chip II merged into AIM V. I. Large Cap Growth II
(j) On May 1, 2006, AIM V. I. Growth II merged into AIM V. I. Capital Appreciation II
(k) On May 1, 2006, AIM V. I. Premier Equity II merged into AIM V. I. Core Equity II

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the DWS Variable Series I Sub-Accounts:(l)
      DWS VIP Bond A (m)                                         $        63,909
      DWS VIP Capital Growth A (n)                                        45,558
      DWS VIP Global Opportunities (p)                                   387,578
      DWS VIP Growth and Income A (q)                                    348,074
      DWS VIP International (r)                                          109,655
      DWS VIP Money Market A (s) (t)                                     854,435

Investments in the DWS Variable Series II Sub-Accounts: (o)
      DWS VIP Balanced A (u)                                             251,199
      DWS VIP Money Market A II (t) (v)                                1,299,862
      DWS VIP Small Cap Growth A (w)                                     192,112

Investments in the Federated Insurance Series Sub-Account:
      Federated Prime Money Fund II                                    3,887,205

Investments in the Fidelity Variable Insurance Products
   Fund Sub-Accounts:
      VIP Contrafund                                                   2,686,890
      VIP Equity-Income                                                  983,272
      VIP Growth                                                         364,527
      VIP High Income                                                    360,399
      VIP Index 500                                                      617,782
      VIP Investment Grade Bond                                          318,564
      VIP Overseas                                                       592,789

Investments in the Fidelity Variable Insurance Products
   Fund (Service Class 2) Sub-Accounts:
      VIP Asset Manager Growth (Service Class 2)                          21,232
      VIP Contrafund (Service Class 2)                                57,166,254
      VIP Equity-Income (Service Class 2)                                660,475

(l) Previously known as Scudder Variable Series I
(m) Previously known as Bond
(n) Previously known as Capital Growth
(o) Previously known as Scudder Variable Series II
(p) Previously known as Global Discovery
(q) Previously known as Growth & Income
(r) Previously known as International
(s) Previously known as Money Market
(t) On November 3, 2006, DWS VIP Money Market A merged into DWS VIP Money Market A II
(u) Previously known as Total Return
(v) For the period beginning November 3, 2006, and ended December 31, 2006
(w) Previously known as Small Cap Growth

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the Fidelity Variable Insurance Products
   Fund (Service Class 2) Sub-Accounts (continued):
      VIP Freedom 2010 Portfolio (Service Class 2) (x)           $     3,389,588
      VIP Freedom 2020 Portfolio (Service Class 2) (x)                 2,130,266
      VIP Freedom 2030 Portfolio (Service Class 2) (x)                 1,365,706
      VIP Freedom Growth Stock Portfolio (Service Class 2) (x)           480,733
      VIP Freedom Income Portfolio (Service Class 2) (x)                 749,917
      VIP Growth & Income (Service Class 2)                            8,420,769
      VIP Growth (Service Class 2)                                        14,413
      VIP High Income (Service Class 2)                                5,648,675
      VIP Index 500 (Service Class 2)                                  1,996,491
      VIP Investment Grade Bond (Service Class 2)                            944
      VIP Mid Cap (Service Class 2)                                   15,741,896
      VIP Money Market (Service Class 2) (x)                          12,778,218
      VIP Overseas (Service Class 2)                                      54,453

Investments in the Franklin Templeton Variable Insurance
   Products Trust Sub-Accounts:
      Franklin Flex Cap Growth Securities                              3,436,656
      Franklin Growth and Income Securities                           15,773,845
      Franklin High Income Sec 2 (y)                                   3,370,075
      Franklin Income Securities                                     126,863,468
      Franklin Large Cap Growth Securities                            34,852,726
      Franklin Small Cap Value Securities                             24,717,901
      Franklin Small Mid-Cap Growth Securities                           225,686
      Franklin U.S. Government                                         8,476,264
      Mutual Discovery                                                15,495,628
      Mutual Shares Securities                                        73,251,952
      Templeton Developing Markets Securities                         12,018,145
      Templeton Foreign Securities                                    75,166,941
      Templeton Global Income Securities                                 458,387
      Templeton Growth Securities                                        636,321

(x) For the period beginning May 1, 2006 and ended December 31, 2006
(y) Previously known as Franklin High Income

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 --------------

Investments in the Goldman Sachs Variable Insurance Trust
   Sub-Accounts:
      VIT Capital Growth                                         $            66
      VIT Growth and Income                                            4,659,749
      VIT International Equity                                                97
      VIT Mid Cap Value                                                3,999,394
      VIT Structured Small Cap Equity Fund (z)                        11,573,259
      VIT Structured U.S. Equity Fund (aa)                             7,271,122

Investments in the Janus Aspen Series Sub-Account:
      Forty Portfolio                                                        136

Investments in the Janus Aspen Series (Service Shares)
   Sub-Account:
      Foreign Stock (Service Shares)                                       1,939

Investments in the Lazard Retirement Series, Inc. Sub-Account:
      Emerging Markets                                                     1,715

Investments in the Legg Mason Partners Variable Portfolios
   I, Inc Sub-Accounts: (ab)
      Legg Mason Variable All Cap Portfolio I (ac)                           417
      Legg Mason Variable Investors Portfolio I (ad)                         428

Investments in the Lord Abbett Series Fund Sub-Accounts:
      All Value                                                        8,211,711
      Bond-Debenture                                                  19,432,614
      Growth and Income                                               21,325,070
      Growth Opportunities                                             8,765,215
      Mid-Cap Value                                                   25,249,664

Investments in the MFS Variable Insurance Trust Sub-Accounts:
      MFS Emerging Growth                                                 54,963
      MFS High Income                                                    115,359

(z)  Previously known as VIT CORE Small Cap Equity
(aa) Previously known as VIT CORE U.S. Equity
(ab) Previously known as Salomon Brothers Variable Series Funds Inc.
(ac) Previously known as All Cap
(ad) Previously known as Investors

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the MFS Variable Insurance Trust Sub-Accounts
   (continued):
      MFS Investors Trust                                        $        97,140
      MFS New Discovery                                                  307,098
      MFS Research                                                        17,985
      MFS Research Bond                                                  174,191
      MFS Utilities                                                      162,523

Investments in the MFS Variable Insurance Trust (Service
   Class) Sub-Accounts:
      MFS Emerging Growth (Service Class)                                 17,998
      MFS Investors Trust (Service Class)                                 10,545
      MFS New Discovery (Service Class)                                   40,268
      MFS Research (Service Class)                                         9,656
      MFS Utilities (Service Class)                                      120,452

Investments in the Morgan Stanley Variable Investment
   Series Sub-Accounts:
      Aggressive Equity                                                2,700,933
      Dividend Growth                                                  8,319,766
      Equity                                                           2,131,485
      European Growth                                                  4,169,779
      Global Advantage                                                   758,081
      Global Dividend Growth                                           7,662,525
      High Yield                                                       2,667,739
      Income Builder                                                   3,010,506
      Information (ae)                                                   176,054
      Limited Duration                                                 5,401,761
      Money Market                                                    76,502,465
      Quality Income Plus                                             12,686,397
      S&P 500 Index                                                    3,274,124
      Strategist                                                      29,175,370
      Utilities                                                        4,305,814

Investments in the Morgan Stanley Variable Investment
   Series (Class Y Shares) Sub-Accounts:
      Aggressive Equity (Class Y Shares)                               4,616,551
      Dividend Growth (Class Y Shares)                                 5,028,158
      Equity (Class Y Shares)                                          8,076,771
      European Growth (Class Y Shares)                                 3,043,855

(ae) For the period beginning January 1, 2006, and ended June 23, 2006

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the Morgan Stanley Variable
   Investment Series (Class Y Shares) Sub-Accounts (continued):
      Global Advantage (Class Y Shares)                          $       490,267
      Global Dividend Growth (Class Y Shares)                          6,741,526
      High Yield (Class Y Shares)                                      2,679,738
      Income Builder (Class Y Shares)                                  3,566,807
      Information (Class Y Shares) (ae)                                  270,816
      Limited Duration (Class Y Shares)                               14,159,155
      Money Market (Class Y Shares) (ae)                              62,060,875
      Quality Income Plus (Class Y Shares)                            38,956,683
      S&P 500 Index (Class Y Shares)                                  14,313,537
      Strategist (Class Y Shares)                                     16,435,589
      Utilities (Class Y Shares)                                       1,599,965

Investments in the Neuberger & Berman Advisors Management
   Trust Sub-Account:
      AMT Partners                                                        16,395

Investments in the Oppenheimer Variable Account Funds
   Sub-Accounts:
      Oppenheimer Balanced                                             1,093,315
      Oppenheimer Capital Appreciation                                   525,958
      Oppenheimer Core Bond                                              297,841
      Oppenheimer Global Securities                                    1,598,963
      Oppenheimer High Income                                            197,783
      Oppenheimer Main Street                                            315,274
      Oppenheimer Main Street Small Cap Growth                           606,540
      Oppenheimer MidCap Fund (af)                                        90,466
      Oppenheimer Strategic Bond                                         745,607

Investments in the Oppenheimer Variable Account Funds
   (Service Class ("SC")) Sub-Accounts:
      Oppenheimer Balanced (SC)                                        7,421,880
      Oppenheimer Capital Appreciation (SC)                           18,099,421
      Oppenheimer Core Bond (SC)                                      28,215,922
      Oppenheimer Global Securities (SC)                              13,127,230
      Oppenheimer High Income (SC)                                     8,645,384

(ae) For the period beginning January 1, 2006, and ended June 23, 2006
(af) Previously known as Oppenheimer Aggressive Growth

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the Oppenheimer Variable Account
   Funds (Service Class ("SC")) Sub-Accounts (continued):
      Oppenheimer Main Street (SC)                               $    29,863,629
      Oppenheimer Main Street Small Cap Growth (SC)                   15,280,323
      Oppenheimer MidCap Fund (SC) (ag)                                6,035,413
      Oppenheimer Strategic Bond (SC)                                 30,359,954

Investments in the PIMCO Advisors Variable Insurance Trust
   Sub-Accounts:
      OpCap Balanced                                                         344
      OpCap Small Cap                                                        107

Investments in the PIMCO Variable Insurance Trust Sub-Accounts:
      Foreign Bond                                                           304
      Money Market                                                           436
      PIMCO Total Return                                                   3,563
      PIMCO VIT Commodity Real Return Strategy (x)                     2,228,161
      PIMCO VIT Emerging Markets Bond (Admin Shares) (x)                 475,218
      PIMCO VIT Real Return (Advisor Shares) (x)                       2,052,147
      PIMCO VIT Total Return (Advisor Shares) (x)                     12,365,026

Investments in the Putnam Variable Trust Sub-Accounts:
      VT American Government Income                                    5,893,518
      VT Capital Appreciation                                          3,109,858
      VT Capital Opportunities                                         4,916,807
      VT Discovery Growth                                                808,044
      VT Diversified Income                                           12,227,387
      VT Equity Income                                                 9,826,224
      VT The George Putnam Fund of Boston                             29,270,991
      VT Global Asset Allocation                                      16,598,839
      VT Global Equity                                                 3,512,047
      VT Growth and Income                                            32,456,219
      VT Growth Opportunities                                            960,048
      VT Health Sciences                                               2,382,501
      VT High Yield                                                   19,275,035
      VT Income                                                       42,639,352
      VT International Equity                                         44,047,704
      VT International Growth and Income                              11,204,069

(x)  For the period beginning May 1, 2006 and ended December 31, 2006
(ag) Previously known as Oppenheimer Aggressive Growth (SC)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the Putnam Variable Trust Sub-Accounts
   (continued):
      VT International New Opportunities                         $     7,709,945
      VT Investors                                                    12,824,810
      VT Mid Cap Value                                                 7,180,393
      VT Money Market                                                131,538,098
      VT New Opportunities                                             2,090,596
      VT New Value                                                    44,576,258
      VT OTC & Emerging Growth                                           976,071
      VT Research                                                      2,452,866
      VT Small Cap Value                                              25,206,511
      VT Utilities Growth and Income                                   4,187,734
      VT Vista                                                         4,310,746
      VT Voyager                                                      11,966,912

Investments in the Rydex Variable Trust Sub-Account:
      Rydex OTC                                                            1,199

Investments in the STI Classic Variable Trust Sub-Accounts:
      STI Capital Appreciation                                         1,696,116
      STI International Equity                                           316,510
      STI Investment Grade Bond                                          957,466
      STI Large Cap Relative Value                                       654,194
      STI Large Cap Value Equity                                         746,033
      STI Mid-Cap Equity                                               1,045,983
      STI Small Cap Value Equity                                       4,070,025

Investments in The Universal Institutional Funds, Inc.
   Sub-Accounts:
      Van Kampen UIF Emerging Markets Equity                          13,078,619
      Van Kampen UIF Equity Growth                                     6,517,577
      Van Kampen UIF Fixed Income                                        166,649
      Van Kampen UIF Global Value Equity                                   2,763
      Van Kampen UIF High Yield                                            9,362
      Van Kampen UIF International Magnum                             10,142,528
      Van Kampen UIF Mid Cap Growth                                   10,704,297
      Van Kampen UIF U.S. Mid Cap Value                               25,629,115
      Van Kampen UIF U.S. Real Estate                                 12,015,718
      Van Kampen UIF Value                                                46,099

Investments in The Universal Institutional Funds, Inc.
   (Class II) Sub-Accounts:
      Van Kampen UIF Emerging Markets Debt (Class II)                  9,499,756

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. PURCHASES OF INVESTMENTS (CONTINUED)

                                                                    Purchases
                                                                 ---------------
Investments in the The Universal Institutional
   Funds, Inc. (Class II) Sub-Accounts (continued):
      Van Kampen UIF Emerging Markets Equity (Class II)          $     9,618,478
      Van Kampen UIF Equity and Income (Class II)                     36,027,445
      Van Kampen UIF Equity Growth (Class II)                          3,212,490
      Van Kampen UIF Global Franchise (Class II)                      37,449,086
      Van Kampen UIF Int'l Growth Equity (Class II)                    3,764,114
      Van Kampen UIF Mid Cap Growth (Class II) (x)                    20,450,417
      Van Kampen UIF Small Company Growth (Class II) (ah)              5,881,848
      Van Kampen UIF U.S. Mid Cap Value (Class II)                    25,958,422
      Van Kampen UIF U.S. Real Estate (Class II)                      26,633,873

Investments in the Van Kampen Life Investment Trust
   Sub-Accounts:
      LIT Comstock                                                    16,871,372
      LIT Government                                                     697,814
      LIT Money Market                                                 2,014,079
      Strat Growth I (ai)                                              1,554,037

Investments in the Van Kampen Life Investment Trust
   (Class II) Sub-Accounts:
      LIT Aggressive Growth (Class II)                                 4,903,723
      LIT Comstock (Class II)                                         62,971,144
      LIT Growth and Income (Class II)                                36,680,833
      LIT Money Market (Class II)                                     16,333,519
      Strat Growth II (aj)                                             8,027,863
                                                                 ---------------
                                                                 $ 2,501,661,561
                                                                 ===============

(x)  For the period beginning May 1, 2006 and ended December 31, 2006
(ah) For the period beginning March 1, 2006, and ended December 31, 2006
(ai) Previously known as LIT Emerging Growth
(aj) Previously known as LIT Emerging Growth (Class II)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     Allstate Life offers multiple variable annuity contracts through this Account that have unique combinations of features and fees that are assessed to the contractholders. Differences in these fee structures result in various contract expense rates and accumulation unit fair values which in turn result in various expense and total return ratios.

     In the table below, the units, the range of lowest to highest accumulation unit fair values, the net assets, the investment income ratio, the range of lowest to highest expense ratios assessed by Allstate Life and the corresponding range of total return are presented for each rider option of the sub-accounts that had outstanding units during the period. These ranges of lowest to highest accumulation unit fair values and total return are based on the product groupings that represent lowest and highest expense ratio amounts. Therefore, some individual contract ratios are not within the ranges presented. The range of the lowest and highest unit fair values disclosed in the Statement of Net Assets may differ from the values disclosed herein because the values in the Statement of Net Assets represent the absolute lowest and highest values without consideration of the corresponding expense ratios.

     As discussed in Note 3, the expense ratio represents mortality and expense risk and administrative expense charges which are assessed as a percentage of daily net assets. The amount deducted is based upon the product and the number and magnitude of rider options selected by each contractholder. This results in several accumulation unit fair values for each sub-account based upon those choices.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

          * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of contract transactions.

          ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and administrative expense charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund have been excluded.

          *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

               Since the total return for periods less than one year has not been annualized, the difference between the lowest and the highest total return in the range may be broader if one or both of the total returns relate to a product which was introduced during the reporting year.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. The investment income ratio and total return are calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed funds is calculated from the beginning of period, or from the effective date, through the last day the fund was open.

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM Variable
   Insurance Funds Sub-Accounts:
      AIM V. I. Aggressive Growth
            2006 (a)                -  $   N/A  -  $   N/A  $        -           0.00%   0.00%  -    0.00%    N/A%  -     N/A%
            2005                2,454     9.23  -    12.43      26,951           0.00    1.10   -    1.85    3.79   -    4.59
            2004                2,810     8.89  -     9.06      29,360           0.00    1.35   -    1.85    9.74   -   10.29
            2003                3,183     8.11  -     8.22      30,014           0.00    1.35   -    1.85   24.33   -   24.97
            2002                3,586     6.52  -     6.57      27,034           0.00    1.35   -    1.85  -24.10   -  -23.71
      AIM V. I. Basic
         Balanced
            2006                4,171    10.00  -    12.65      49,293           1.80    1.10   -    1.85    8.51   -    9.35
            2005                5,030     9.21  -    11.57      54,653           1.36    1.10   -    1.85    3.35   -    4.14
            2004                5,868     8.91  -    10.52      61,381           1.36    1.15   -    1.85    5.53   -    6.29
            2003                6,229     8.45  -     9.90      61,441           1.93    1.15   -    1.85   14.21   -   15.03
            2002                6,588     7.40  -     8.61      56,747           2.53    1.15   -    1.85  -18.63   -  -18.05
      AIM V. I. Basic Value
            2006                2,172    14.22  -    14.68      31,399           0.37    1.10   -    1.70   11.30   -   11.97
            2005                2,572    12.78  -    13.11      33,202           0.09    1.10   -    1.70    3.96   -    4.58
            2004 (aq)           2,711    10.80  -    10.80      33,661           0.00    1.50   -    1.50    8.03   -    8.03
            2003                2,385    11.26  -    11.41      27,024           0.04    1.10   -    1.70   31.38   -   32.17
            2002                1,908     8.57  -     8.63      16,403           0.00    1.10   -    1.70  -23.46   -  -23.00
       AIM V. I. Blue Chip
            2006 (b)                -      N/A  -      N/A           -           0.24    1.70   -    1.70     N/A   -     N/A
            2005                3,256     6.31  -     6.50      20,821           0.54    1.10   -    1.70    1.76   -    2.37
            2004                3,828     6.20  -     6.35      23,985           0.10    1.10   -    1.70    2.91   -    3.53
            2003                4,128     6.03  -     6.13      25,059           0.00    1.10   -    1.70   23.04   -   23.78
            2002                3,992     4.90  -     4.95      19,643           0.00    1.10   -    1.70  -27.41   -  -26.97
      AIM V. I. Capital Appreciation
            2006 (a) (c) (d)   18,508     8.01  -    11.78     195,354           0.07    0.70   -    2.30    3.89   -    5.56
            2005               11,585     7.59  -    11.34     116,355           0.06    0.70   -    2.30    6.34   -    8.08
            2004               13,758     7.02  -    10.66     130,812           0.00    0.70   -    2.30    4.17   -    5.88
            2003               15,663     6.63  -    10.23     144,505           0.00    0.70   -    2.30   26.54   -   28.62
            2002               16,790     5.15  -     8.09     135,169           0.00    0.70   -    2.30  -24.88   -  -19.13

(a)  On May 1, 2006, AIM V. I. Aggressive Growth merged into AIM V. I. Capital Appreciation
(b)  On June 12, 2006, AIM V. I. Blue Chip Growth merged into AIM V. I. Large Cap Growth
(c)  On November 3, 2006, AIM V.I. Demographic Trends merged into AIM V.I. Capital Appreciation
(d)  On May 1, 2006, AIM V.I. Growth merged into AIM V.I. Capital Appreciation
(aq) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value


ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM
   Variable Insurance
   Funds Sub-Accounts
   (continued):
      AIM V. I. Capital Development
            2006               1,448   $ 13.09  -  $ 18.48  $   24,596           0.00%   1.10%  -    1.70%  14.56%  -   15.25%
            2005               1,693     11.42  -    16.04      25,091           0.00    1.10   -    1.70    7.76   -    8.41
            2004               1,701     10.60  -    14.79      23,186           0.00    1.10   -    1.70   13.55   -   14.24
            2003               1,672      9.34  -    12.95      19,887           0.00    1.10   -    1.70   33.08   -   33.88
            2002               1,636      7.02  -     9.67      14,596           0.00    1.10   -    1.70  -22.68   -  -22.22
      AIM V. I. Core Equity
            2006 (e)          17,451     10.76  -    10.86     232,391           0.74    0.70   -    2.20    7.56   -    8.65
            2005               8,733      9.47  -    11.54     106,417           1.40    1.10   -    1.85    3.37   -    4.16
            2004              10,304      8.59  -     8.77     122,558           0.96    1.25   -    1.65    7.19   -    7.62
            2003              11,986      8.01  -     8.15     133,799           0.99    1.25   -    1.65   22.39   -   22.88
            2002              13,618      6.54  -     6.63     124,901           0.35    1.25   -    1.65  -16.97   -  -16.63
      AIM V. I. Demographic
         Trends
            2006 (c)               -       N/A  -      N/A           -           0.00    0.00   -    0.00     N/A   -     N/A
            2005               1,839      5.47  -     5.56       9,996           0.00    1.10   -    1.70    4.42   -    5.05
            2004               2,399     12.01  -    12.01      12,449           0.00    1.50   -    1.50    6.63   -    6.63
            2003               2,638     11.27  -    11.27      12,838           0.00    1.50   -    1.50   35.41   -   35.41
            2002               2,600      8.32  -     8.32       9,329           0.00    1.50   -    1.50  -33.22   -  -33.22
      AIM V. I. Diversified
         Income
            2006               1,872     11.60  -    11.67      22,591           5.61    1.10   -    1.85    2.55   -    3.34
            2005               2,286     11.30  -    11.31      26,844           5.89    1.10   -    1.85    1.00   -    1.78
            2004               2,591     11.38  -    11.51      30,207           5.86    1.25   -    1.45    3.52   -    3.73
            2003               2,854     11.00  -    11.09      32,380           7.09    1.25   -    1.45    7.67   -    7.88
            2002               2,990     10.21  -    10.28      31,766           9.05    1.25   -    1.45    0.83   -    1.03
      AIM V. I. Global Utilities
            2004 (ar)              -       N/A  -      N/A           -           6.79    1.35   -    1.37     N/A   -     N/A
            2003               1,175      8.35  -     8.92      10,363           3.78    1.35   -    1.37   17.42   -   17.44
            2002               1,350      7.11  -     7.59      10,289           2.97    1.35   -    1.37  -26.55   -  -26.53
      AIM V. I. Government
         Securities
            2006               1,951     12.27  -    13.19      25,477           3.52    1.10   -    1.70    1.81   -    2.42
            2005               2,587     12.05  -    12.88      33,125           2.90    1.10   -    1.70   -0.05   -    0.55
            2004               3,234     11.81  -    12.39      41,389           3.54    1.15   -    1.65    0.89   -    1.39
            2003               4,156     11.70  -    12.22      52,569           2.41    1.15   -    1.65   -0.58   -   -0.09
            2002               5,485     11.77  -    12.23      69,826           2.36    1.15   -    1.65    8.34   -   17.73

(c)  On November 3, 2006, AIM V.I. Demographic Trends merged into AIM V.I. Capital Appreciation
(e)  On May 1, 2006, AIM V.I. Premier Equity merged into AIM V.I. Core Equity
(ar) On April 30, 2004, AIM V. I. Global Utilities merged into AIM V. I. Utilities

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. Growth
            2006 (d)                -  $   N/A  -    $ N/A      $    -           0.00%   1.10%  -    1.37%    N/A%  -     N/A%
            2005               10,078     5.53  -     8.50      74,629           0.00    0.70   -    2.20    5.15   -    6.73
            2004               11,996     5.19  -     8.08      84,294           0.00    0.70   -    2.20    5.87   -    7.47
            2003               13,667     4.83  -     7.63      91,409           0.00    0.70   -    2.20   28.39   -   30.32
            2002               14,025     3.70  -     5.94      76,215           0.00    0.70   -    2.20  -32.48   -  -31.45
      AIM V. I. High Yield
            2006                1,225    10.81  -    13.08      13,245           7.66    1.10   -    1.85    8.69   -    9.53
            2005                1,578     9.87  -    12.03      15,601           8.13    1.10   -    1.85    0.82   -    1.60
            2004                1,993    10.98  -    11.94      19,434           2.86    1.15   -    1.85    9.19   -    9.98
            2003                2,276     9.99  -    10.93      20,211           7.73    1.15   -    1.85   25.67   -   26.58
            2002                2,040     7.89  -     8.70      14,346           0.00    1.15   -    1.85   -7.58   -   -6.91
      AIM V. I. International
           Growth
            2006                3,717    15.76  -    15.78      62,827           1.01    1.10   -    1.85   25.87   -   26.83
            2005                3,971    12.44  -    12.52      53,896           0.66    1.10   -    1.85   16.64   -   25.24
            2004                3,969    10.37  -    10.60      47,559           0.64    1.25   -    1.65   21.98   -   22.47
            2003                4,237     8.50  -     8.65      42,319           0.52    1.25   -    1.65   26.95   -   27.46
            2002                4,867     6.70  -     6.79      38,977           0.64    1.25   -    1.65  -17.06   -  -16.72
      AIM V. I. Large Cap
         Growth
            2006 (b) (f)        1,721    11.07  -    11.11      19,086           0.33    1.10   -    1.70   10.69   -   11.06
      AIM V. I. Mid Cap
         Core Equity
            2006                1,898    12.35  -    16.59      28,749           0.91    1.10   -    2.20    8.83   -   10.03
            2005                2,172    11.35  -    15.08      30,351           0.55    1.10   -    2.20    5.29   -    6.44
            2004                1,876    10.78  -    10.84      25,617           0.40    1.28   -    2.20    7.76   -    8.43
            2003                1,375    12.42  -    12.58      17,193           0.00    1.10   -    1.70   25.17   -   25.92
            2002                1,065     9.92  -     9.99      10,608           0.00    1.10   -    1.70  -12.60   -  -12.07
      AIM V. I. Money Market
            2006                1,821    10.51  -    11.77      21,080           4.26    1.10   -    1.70    2.52   -    3.14
            2005                1,793    10.25  -    11.42      20,186           2.40    1.10   -    1.70    0.79   -    1.40
            2004                2,239    10.17  -    11.26      25,037           0.63    1.10   -    1.70   -1.01   -   -0.41
            2003                3,415    10.27  -    11.30      38,378           0.60    1.10   -    1.70   -1.12   -   -0.52
            2002                5,698    10.39  -    11.36      64,346           1.16    1.10   -    1.70   -0.52   -    0.08

(b) On June 12, 2006, AIM V.I. Blue Chip Growth merged into AIM V.I. Large Cap Growth
(d) On May 1, 2006, AIM V.I. Growth merged into AIM V.I. Capital Appreciation
(f) For the period beginning June 12, 2006, and ended December 31, 2006

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31,                        For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**             Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM
   Variable Insurance Funds
   Sub-Accounts (continued):
      AIM V. I. New
         Technology
            2004 (ar)               -  $   N/A  -  $   N/A  $        -           0.00%   1.10%  -    1.70%    N/A%  -     N/A%
            2003                1,274     2.93  -     8.61       7,994           0.00    1.10   -    1.70   49.82   -   50.72
            2002                1,370     1.95  -     5.71       5,420           0.00    1.10   -    1.70  -46.06   -  -45.73
      AIM V. I. Premier Equity
            2006 (e)                -      N/A  -      N/A           -           1.02    1.30   -    1.95     N/A   -     N/A
            2005               15,763     7.16  -     8.34     145,943           0.77    0.70   -    2.20    3.36   -    4.92
            2004               19,269     6.82  -    10.04     172,357           0.43    0.70   -    2.20    3.45   -    5.03
            2003               23,027     6.49  -     7.80     199,189           0.29    0.70   -    2.20   22.36   -   24.21
            2002               26,097     5.23  -     6.37     185,363           0.39    0.70   -    2.20  -31.78   -  -30.75
      AIM V. I. Technology
            2006                  453    12.08  -    12.28       5,519           0.00    1.10   -    1.70    8.62   -    9.28
            2005                  536    11.12  -    11.23       5,997           0.00    1.10   -    1.70    0.47   -    1.06
            2004 (ar) (as)        657    11.07  -    11.12       7,295           0.00    1.10   -    1.70   10.71   -   11.17
      AIM V. I. Utilities
            2006                  842    17.30  -    17.58      14,683           3.26    1.10   -    1.70   23.35   -   24.09
            2005                  999    14.02  -    14.17      14,081           2.50    1.10   -    1.70   14.87   -   15.56
            2004 (aq) (as)        948    12.24  -    12.24      11,603           0.00    1.35   -    1.37   22.36   -   22.38

Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts:
      AIM V. I. Aggressive
         Growth II
            2006 (g)                -      N/A  -      N/A           -           0.00    0.00   -    0.00     N/A   -     N/A
            2005                   56    11.19  -    11.51         633           0.00    1.30   -    2.00    3.44   -    4.18
            2004                   54    10.82  -    11.05         594           0.00    1.30   -    2.00    9.24   -   10.02
            2003                   55     9.90  -    10.04         549           0.00    1.30   -    2.00   23.82   -   24.71
            2002 (ar)              31     8.00  -     8.05         253           0.00    1.30   -    2.00  -20.01   -  -19.50

(e)  On May 1, 2006, AIM V.I. Premier Equity merged into AIM V.I. Core Equity
(g)  On May 1, 2006, AIM V.I. Aggressive Growth II merged into AIM V.I. Capital Appreciation II
(aq) On April 30, 2004, AIM V. I. Global Utilities merged into AIM V. I. Utilities
(ar) On April 30, 2004, AIM V. I. New Technology merged into AIM V. I. Technology
(as) For the period beginning April 30, 2004 and ended December 31, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31,                        For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**             Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts (continued):
      AIM V. I. Basic
         Balanced II
            2006                  173  $ 10.90  -  $ 11.34  $    1,938           1.59%   1.30%  -    2.10%   7.98%  -    8.84%
            2005                  204    10.10  -    10.42       2,103           1.22    1.30   -    2.10    2.84   -    3.65
            2004                  218     9.82  -    10.05       2,174           1.46    1.30   -    2.10    4.99   -    5.85
            2003                  183     9.35  -     9.50       1,730           2.99    1.30   -    2.10   -6.50   -   14.64
            2002 (at)              41     8.23  -     8.29         338           5.20    1.30   -    2.00  -17.69   -  -17.14
      AIM V. I. Basic
         Value II
            2006                1,431    15.63  -    16.40      22,198           0.12    1.29   -    2.59   10.02   -   11.49
            2005                1,573    14.20  -    14.71      21,968           0.00    1.29   -    2.59    2.71   -    4.07
            2004                1,550    13.83  -    14.14      20,868           0.00    1.29   -    2.59    7.97   -    9.41
            2003                  825    12.81  -    12.92       9,910           0.00    1.29   -    2.59   28.08   -   29.22
            2002 (at)             113     7.61  -     7.66         864           0.00    1.30   -    2.00  -23.90   -  -23.35
      AIM V. I. Blue Chip II
            2006 (h)                -      N/A  -      N/A           -           0.00    0.00   -    0.00     N/A   -     N/A
            2005                  106     9.67  -     9.98       1,044           0.33    1.30   -    2.10    1.14   -    1.95
            2004                  112     9.56  -     9.78       1,085           0.00    1.30   -    2.10    2.09   -    2.93
            2003                  100     9.36  -     9.51         951           0.00    1.30   -    2.10   -6.40   -   23.19
            2002 (at)              30     7.67  -     7.72         230           0.00    1.30   -    2.00  -23.32   -  -22.83
      AIM V. I. Capital
         Appreciation II
            2006 (g) (i) (j)      620    13.76  -    14.45       8,274           0.00    1.29   -    2.59    3.32   -    4.69
            2005                  570    13.32  -    13.80       7,538           0.00    1.29   -    2.59    5.77   -    7.18
            2004                  629    12.59  -    12.88       7,748           0.00    1.29   -    2.59    3.58   -    4.96
            2003                  463    12.16  -    12.27       5,418           0.00    1.29   -    2.59   21.60   -   22.68
            2002 (at)              36     7.40  -     7.45         268           0.00    1.30   -    2.00  -26.03   -  -25.50
      AIM V. I. Capital
         Development II
            2006                   41    14.02  -    14.52         592           0.00    1.30   -    2.00   13.96   -   14.76
            2005                   42    12.30  -    12.65         523           0.00    1.30   -    2.00    7.09   -    7.86
            2004                   36    11.49  -    11.73         421           0.00    1.30   -    2.00   12.96   -   13.77
            2003                   31    10.17  -    10.31         319           0.00    1.30   -    2.00   32.35   -   33.29
            2002 (at)              22     7.68  -     7.74         173           0.00    1.30   -    2.00  -23.18   -  -22.63

(g)  On May 1, 2006, AIM V.I. Aggressive Growth II merged into AIM V.I. Capital Appreciation II
(h)  On June 12, 2006, AIM V.I. Blue Chip Growth II merged into AIM V.I. Large Cap Growth II
(i)  On May 1, 2006, AIM V.I. Demographic Trends II merged into AIM V.I. Capital Appreciation II
(j)  On May 1, 2006, AIM V.I. Growth II merged into AIM V.I. Capital Appreciation II
(at) For the period beginning January 1, 2002 and ended December 31, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31,                        For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**             Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts (continued):
      AIM V. I. Core Equity II
            2006 (k)              474  $ 10.71  -  $ 10.80  $    5,296           0.94%   1.29%  -    2.59%   7.09%  -    8.04%
            2005                   43    11.01  -    11.33         478           1.23    1.30   -    2.00    2.99   -    3.72
            2004                   45    10.69  -    10.92         491           0.90    1.30   -    2.00    6.50   -    7.26
            2003                   35    10.04  -    10.18         357           1.26    1.30   -    2.00   21.67   -   22.54
            2002 (at)              13     8.25  -     8.31         109           0.73    1.30   -    2.00  -17.48   -  -16.89
      AIM V. I. Demographic
         Trends II
            2006 (i)                -      N/A  -      N/A           -           0.00    0.00   -    0.00     N/A   -     N/A
            2005                   30     9.82  -    10.10         303           0.00    1.30   -    2.00    3.96   -    4.70
            2004                   31     9.45  -     9.65         301           0.00    1.30   -    2.00    5.74   -    6.50
            2003                   33     8.93  -     9.06         297           0.00    1.30   -    2.00  -10.67   -   35.52
            2002 (at)              14     6.66  -     6.69          92           0.00    1.30   -    1.70  -33.41   -  -33.14
      AIM V. I. Diversified
         Income II
            2006                   48    11.16  -    11.61         552           5.03    1.30   -    2.10    2.01   -    2.83
            2005                   66    10.94  -    11.29         732           5.93    1.30   -    2.10    0.55   -    1.35
            2004                   69    10.88  -    11.14         758           6.48    1.30   -    2.10    2.50   -    3.33
            2003                   53    10.62  -    10.78         567          10.25    1.30   -    2.10    6.18   -    7.60
            2002 (at)               8     9.97  -    10.02          76          14.95    1.30   -    1.90   -0.33   -    0.22
      AIM V. I. Global
         Utilities II
            2004 (au)               -      N/A  -      N/A           -           7.39    1.30   -    1.85     N/A   -     N/A
            2003                   31     9.13  -     9.23         283           5.14    1.30   -    1.85   -8.68   -   17.39
            2002 (at)              10     7.84  -     7.86          80           6.44    1.30   -    1.60  -21.59   -  -21.38
      AIM V. I. Government
         Securities II
            2006                  124    10.63  -    11.06       1,362           2.90    1.30   -    2.10    1.14   -    1.95
            2005                  202    10.51  -    10.85       2,177           2.87    1.30   -    2.10   -0.67   -    0.10
            2004                  224    10.58  -    10.84       2,411           3.52    1.30   -    2.10    0.12   -    0.94
            2003                  224    10.57  -    10.74       2,401           2.56    1.30   -    2.10   -0.39   -    5.68
            2002 (at)             174    10.71  -    10.78       1,872           3.61    1.30   -    2.00    7.07   -    7.83
      AIM V. I. Growth II
            2006 (j)                -      N/A  -      N/A           -           0.00    0.00   -    0.00     N/A   -     N/A
            2005                   32     9.62  -     9.90         312           0.00    1.30   -    2.00    5.02   -    5.78
            2004                   37     9.16  -     9.36         345           0.00    1.30   -    2.00    5.84   -    6.60
            2003                   40     8.66  -     8.78         351           0.00    1.30   -    2.00   28.26   -   29.18
            2002 (at)              30     6.75  -     6.80         201           0.00    1.30   -    2.00  -32.49   -  -32.01

(i)  On May 1, 2006, AIM V.I. Demographic Trends II merged into AIM V.I. Capital Appreciation II
(j)  On May 1, 2006, AIM V.I. Growth II merged into AIM V.I. Capital Appreciation II
(k)  On May 1, 2006, AIM V.I. Premier Equity II merged into AIM V.I. Core Equity II
(at) For the period beginning January 1, 2002 and ended December 31, 2002
(au) On April 30, 2004, AIM V. I. Global Utilities II merged into AIM V. I. Utilities II 190

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts (continued):
      AIM V. I. High Yield II
            2006                   52  $ 13.71  -  $ 14.20  $      732           7.55%   1.30%  -    2.00%   8.23%  -    8.99%
            2005                   64    12.67  -    13.03         830           8.84    1.30   -    2.00    0.40   -    1.11
            2004                   65    12.62  -    12.88         836           3.17    1.30   -    2.00    8.91   -    9.69
            2003                   52    11.59  -    11.74         613          10.77    1.30   -    2.00   25.33   -   26.23
            2002 (bw)              14     9.24  -     9.30         131           0.00    1.30   -    2.00   -7.55   -   -6.96
      AIM V. I. International
         Growth II
            2006                   86    18.12  -    18.87       1,593           1.08    1.30   -    2.10   26.23   -   81.20
            2005                   66    14.53  -    14.95         973           0.64    1.30   -    2.00   15.36   -   16.18
            2004                   56    12.59  -    12.87         710           0.59    1.30   -    2.00   21.23   -   22.10
            2003                   37    10.39  -    10.54         392           0.51    1.30   -    2.00    3.88   -   26.93
            2002 (bw)               7     8.25  -     8.30          61          36.64    1.30   -    1.90  -17.49   -  -16.98
      AIM V. I. Large Cap
         Growth II
            2006 (f) (h)           95    11.04  -    11.09       1,047           0.00    1.30   -    2.10   10.40   -   10.89
      AIM V. I. Mid Cap
         Core Equity II
            2006                  545    12.17  -    12.56       6,990           0.67    1.29   -    2.44    8.28   -    9.55
            2005                  637    11.24  -    11.46       7,457           0.37    1.29   -    2.44    4.66   -    5.89
            2004                  375    10.74  -    10.83       4,239           0.04    1.29   -    2.44    7.41   -    8.26
            2003                  130    10.84  -    10.99       1,419           0.00    1.30   -    2.00   24.52   -   25.41
            2002 (bw)              69     8.70  -     8.76         599           0.00    1.30   -    2.00  -12.98   -  -12.36
      AIM V. I. Money Market II
            2006                  213     9.58  -    10.13       2,143           3.63    1.30   -    2.40    1.55   -    2.67
            2005                  286     9.44  -     9.87       2,794           2.16    1.30   -    2.40   -5.63   -    0.95
            2004                  580     9.48  -     9.78       5,632           0.61    1.30   -    2.30   -5.17   -   -0.87
            2003                  185     9.72  -     9.86       1,820           0.27    1.30   -    2.00   -1.68   -   -0.98
            2002 (bw)             764     9.89  -     9.96       7,592           0.76    1.30   -    2.00   -1.11   -   -0.41
      AIM V. I. New
         Technology II
            2004 (av)               -      N/A  -      N/A           -           0.00    1.30   -    2.00     N/A   -     N/A
            2003                   10     8.82  -     8.94          87           0.00    1.30   -    2.00  -11.81   -   49.98
            2002 (bw)               2     5.94  -     5.96          13           0.00    1.30   -    1.70  -40.62   -  -40.40

(f)  For the period beginning June 12, 2006, and ending December 31, 2006
(h)  On June 12, 2006, AIM V.I. Blue Chip Growth II merged into AIM V.I. Large Cap Growth II
(av) On April 30, 2004, AIM V. I. New Technology II merged into AIM V. I. Technology II
(bw) For the period beginning June 3, 2002 and ended December 31, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the AIM Variable
   Insurance Funds Series II
   Sub-Accounts (continued):
      AIM V. I. Premier
         Equity II
            2006 (k)               -     $ N/A  -   $  N/A  $        -           0.72%   2.04%  -    2.04%    N/A%  -     N/A%
            2005                  386    12.32  -    12.76       4,641           0.64    1.29   -    2.59    2.64   -    4.01
            2004                  376    12.00  -    12.27       4,364           0.38    1.29   -    2.59    2.76   -    4.13
            2003                  262    11.68  -    11.78       2,871           0.39    1.29   -    2.59   16.81   -   17.85
            2002 (at)              35     6.82  -     6.87         237           0.77    1.30   -    1.90  -31.77   -  -31.35
      AIM V. I. Technology II
            2006                   10    11.89  -    12.12         123           0.00    1.30   -    2.00    8.04   -    8.80
            2005                   12    11.01  -    11.14         132           0.00    1.30   -    2.00   -0.06   -    0.63
            2004 (as) (av)         13    11.01  -    11.07         144           0.00    1.30   -    2.00   10.13   -   10.66
      AIM V. I. Utilities II
            2006                   50    17.13  -    17.38         873           3.80    1.30   -    1.85   22.96   -   23.64
            2005                   39    13.93  -    14.06         550           2.37    1.30   -    1.85   14.41   -   15.04
            2004 (as) (au)         37    12.17  -    12.22         456           0.00    1.30   -    1.85   21.75   -   22.20

Investments in the
   AllianceBernstein Variable
   Product Series Fund
   Sub-Accounts:
      AllianceBernstein
         Growth
            2006                6,256     7.64  -    14.44      59,865           0.00    0.70   -    2.59   -3.79   -   -1.93
            2005                6,832     7.79  -    15.01      64,949           0.00    0.70   -    2.59    8.75   -   10.86
            2004                6,175     7.03  -    13.80      49,046           0.00    0.70   -    2.59   11.56   -   13.73
            2003                4,787     6.18  -    12.37      31,863           0.00    0.70   -    2.59   23.69   -   33.76
            2002                2,805     4.62  -     6.39      12,173           0.00    0.70   -    2.20  -29.83   -  -28.77
      AllianceBernstein
         Growth & Income
            2006               14,983    15.35  -    15.77     203,750           1.12    0.70   -    2.59   13.96   -   16.17
            2005               17,601    13.47  -    13.57     207,806           1.29    0.70   -    2.59    1.89   -    3.87
            2004               19,688    13.07  -    13.22     224,698           0.73    0.70   -    2.59    8.34   -   10.45
            2003               20,088    11.83  -    12.20     207,152           0.79    0.70   -    2.59   22.04   -   31.26
            2002               17,354     8.05  -     9.01     135,646           0.58    0.70   -    2.30  -22.81   -  -19.52

(k)  On May 1, 2006, AIM V.I. Premier Equity II merged into AIM V.I. Core Equity II
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(at) For the period beginning January 1, 2002 and ended December 31, 2002
(au) On April 30, 2004, AIM V. I. Global Utilities II merged into AIM V. I. Utilities II
(av) On April 30, 2004, AIM V. I. New Technology II merged into AIM V. I. Technology II

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the
   AllianceBernstein Variable
   Product Series Fund
   Sub-Accounts (continued):
      AllianceBernstein
         International Value
            2006                2,631  $ 15.53  -  $ 15.88  $   41,513           1.29%   1.29%  -    2.59%  31.63%  -   33.38%
            2005 (ak)           1,299    11.80  -    11.90      15,418           0.09    1.29   -    2.59   17.97   -   19.02
      AllianceBernstein
         Large Cap Growth
            2006                6,022     7.28  -    13.04      44,053           0.00    0.70   -    2.59   -3.21   -   -1.33
            2005                6,159     7.37  -    13.47      46,607           0.00    0.70   -    2.59   11.88   -   14.04
            2004                6,506     6.47  -    12.04      43,142           0.00    0.70   -    2.59    5.54   -    7.59
            2003                7,152     6.01  -    11.41      42,433           0.00    0.70   -    2.59   14.10   -   22.51
            2002                6,459     4.91  -     6.28      29,035           0.00    0.70   -    2.20  -32.35   -  -31.32
      AllianceBernstein
         Small/Mid Cap Value
            2006                2,636    18.13  -    19.03      49,368           0.23    1.29   -    2.59   11.25   -   12.73
            2005                2,513    16.29  -    16.88      41,919           0.56    1.29   -    2.59    3.88   -    5.26
            2004                1,633    15.68  -    16.03      25,976           0.08    1.29   -    2.59   15.99   -   17.54
            2003 (aw)           1,000    13.52  -    13.64      13,601           0.10    1.29   -    2.59   35.21   -   36.42
      AllianceBernstein
         Utility Income
            2006                  460    13.09  -    13.38       6,119           2.45    1.29   -    2.59   30.91   -   33.83
            2005 (ak)             290    10.89  -    10.98       3,174           0.29    1.29   -    2.44    8.92   -    9.78
      AllianceBernstein Value
            2006                  362    12.57  -    12.85       4,624           1.04    1.29   -    2.59   17.90   -   19.47
            2005 (ak)             135    10.66  -    10.76       1,449           0.52    1.29   -    2.59    6.62   -    7.57

Investments in the American
   Century Variable Portfolios,
   Inc. Sub-Accounts:
      American Century VP
         Balanced
            2006                    3    15.21  -    15.36          50           2.24    1.35   -    1.45    8.05   -    8.15
            2005                    4    14.08  -    14.20          53           1.94    1.35   -    1.45    3.43   -    3.53
            2004                    5    13.61  -    13.72          62           1.91    1.35   -    1.45    8.20   -    8.31
            2003                    7    12.58  -    12.66          85           3.54    1.35   -    1.45   17.74   -   17.86
            2002                   11    10.69  -    10.75         114           2.80    1.35   -    1.45  -10.86   -  -10.77

(ak) For the period beginning April 29, 2005 and ended December 31, 2005
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the American
   Century Variable
   Portfolios, Inc.
   Sub-Accounts (continued):
      American Century VP
         International
            2006                    2  $ 16.29  -  $ 16.29  $       30           1.59%  1.45%   -    1.45%  23.23%  -   23.23%
            2005                    2    13.22  -    13.33          26           1.65   1.35    -    1.45   11.63   -   11.74
            2004                    5    11.84  -    11.93          63           0.66   1.35    -    1.45   13.27   -   13.38
            2003                    9    10.46  -    10.52          90           0.70   1.35    -    1.45   22.72   -   22.84
            2002                    9     8.52  -     8.57          73           0.88   1.35    -    1.45  -21.52   -  -21.44

Investments in the Dreyfus
   Socially Responsible
   Growth Fund, Inc.
   Sub-Account:
      Dreyfus Socially
         Responsible Growth
         Fund
            2006                   26     6.35  -     9.85         233           0.11   1.15    -    1.65    7.42   -    7.96
            2005                   31     5.91  -     9.12         256           0.00   1.15    -    1.65    1.92   -    2.43
            2004                   31     5.80  -     8.90         257           0.35   1.15    -    1.65    4.47   -    5.00
            2003                   39     5.55  -     8.48         320           0.11   1.15    -    1.65   23.94   -   24.56
            2002                   39     4.48  -     6.81         259           0.27   1.15    -    1.65  -30.11   -  -29.76

Investments in the Dreyfus
   Stock Index Fund
   Sub-Account:
      Dreyfus Stock Index
         Fund
            2006                  126    10.95  -    12.71       1,494           1.63   1.15    -    1.85   13.37   -   14.18
            2005                  163     9.66  -    11.13       1,717           1.54   1.15    -    1.85    2.76   -    3.50
            2004                  211     9.40  -    10.76       2,144           1.74   1.15    -    1.85    8.59   -    9.38
            2003                  244     8.66  -     9.83       2,329           1.45   1.15    -    1.85   25.99   -   26.90
            2002                  249     6.87  -     7.75       1,907           1.46   1.15    -    1.85  -23.80   -  -23.25

Investments in the Dreyfus
   Variable Investment Fund
   Sub-Accounts:
      VIF Growth & Income
            2006                   27     9.99  -    12.53         318           0.71   1.15    -    1.85   12.40   -   13.21
            2005                   31     8.89  -    11.07         328           1.30   1.15    -    1.85    1.45   -    2.17
            2004                   36     8.76  -    10.83         373           1.19   1.15    -    1.85    5.48   -    6.24
            2003                   41     8.31  -    10.19         398           0.81   1.15    -    1.85   24.23   -   25.12
            2002                   42     6.69  -     8.15         340           0.60   1.15    -    1.85  -33.13   -  -26.18

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Dreyfus
   Variable Investment Fund
   Sub-Accounts (continued):
      VIF Money Market
            2006                   75  $ 10.16  -  $ 11.71  $      803           4.33%  1.15%   -    1.85%   2.66%  -    3.40%
            2005                   89     9.90  -    11.32         941           2.51   1.15    -    1.85    0.76   -    1.49
            2004                  114     9.83  -    11.16       1,200           0.75   1.15    -    1.85   -1.06   -   -0.35
            2003                  149     9.93  -    11.19       1,570           0.71   1.15    -    1.85   -1.17   -   -0.45
            2002                  242    10.05  -    11.25       2,652           1.38   1.15    -    1.85   -0.41   -    0.30
      VIF Small Company
         Stock
            2006                    5    16.90  -    17.51          84           0.00   1.15    -    1.59    9.22   -    9.70
            2005                    5    15.47  -    15.96          73           0.00   1.15    -    1.59   -0.68   -   -0.25
            2004                    5    15.58  -    16.00          82           0.00   1.15    -    1.59   16.65   -   60.02
            2003                    5    13.13  -    13.35          70           0.12   1.35    -    1.59   40.69   -   41.02
            2002                    5     9.49  -     9.67          46           0.24   1.15    -    1.59  -20.98   -  -20.63

Investments in the DWS
   Variable Series
   Sub-Account:
      DWS VIP Bond A
            2006 (m)               57    13.90  -    14.01         799           4.01   0.70    -    0.80    3.88   -    3.98
            2005                   85    13.38  -    13.47       1,143           3.39   0.70    -    0.80    1.78   -    1.89
            2004                  102    13.14  -    13.22       1,351           3.77   0.70    -    0.80    4.54   -    4.64
            2003                  110    12.57  -    12.64       1,383           5.02   0.70    -    0.80    4.22   -    4.33
            2002                  110    12.06  -    12.11       1,332           5.87   0.70    -    0.80    6.79   -    6.90
      DWS VIP Capital
         Growth A
            2006 (n)              156    11.32  -    11.41       1,779           0.63   0.70    -    0.80    7.66   -    7.77
            2005 (ao)             239    10.52  -    10.59       2,527           0.80   0.70    -    0.80    8.09   -    8.20
            2004                  204     9.73  -     9.79       1,991           0.55   0.70    -    0.80    7.12   -    7.23
            2003                  222     9.08  -     9.13       2,027           0.40   0.70    -    0.80   25.87   -   26.00
            2002                  225     7.22  -     7.25       1,629           0.31   0.70    -    0.80  -29.75   -  -29.68
      DWS VIP Global
         Opportunities
            2006 (p)               70    25.64 -     25.85       1,799           1.06   0.70    -    0.80   21.10   -   21.23
            2005                   89    21.17 -     21.33       1,899           0.60   0.70    -    0.80   17.25   -   17.36
            2004                   97    18.06 -     18.17       1,768           0.26   0.70    -    0.80   22.36   -   22.48
            2003                  106    14.76 -     14.84       1,578           0.09   0.70    -    0.80   47.90   -   48.05
            2002                   95     9.98 -     10.02         952           0.00   0.70    -    0.80  -20.53   -  -20.45

(m)  Previously known as Bond
(n)  Previously known as Capital Growth
(p)  Previously known as Global Discovery
(ao) On April 29, 2005, Growth merged into Capital Growth

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the DWS Variable
   Series Sub-Account (continued):
      DWS VIP Growth and
         Income A
            2006 (q)              110  $ 11.23  -  $ 11.32  $    1,240           0.92%  0.70%   -    0.80%  12.72%  -   12.83%
            2005                  116     9.96  -    10.03       1,160           1.25   0.70    -    0.80    5.22   -    5.33
            2004                  141     9.47  -     9.52       1,340           0.95   0.70    -    0.80    9.28   -    9.39
            2003                  180     8.66  -     8.71       1,570           0.98   0.70    -    0.80   25.73   -   25.85
            2002                  158     6.89  -     6.92       1,090           0.98   0.70    -    0.80  -23.74   -  -23.66
      DWS VIP International
            2006 (r)               56    14.47  -    14.59         815           2.00   0.70    -    0.80   24.91   -   25.03
            2005                   74    11.59  -    11.67         866           1.66   0.70    -    0.80   15.24   -   15.36
            2004                   73    10.05  -    10.12         736           1.18   0.70    -    0.80   15.60   -   15.72
            2003                  105     8.70  -     8.74         916           0.63   0.70    -    0.80   26.73   -   26.86
            2002                   90     6.86  -     6.89         617           0.77   0.70    -    0.80  -19.02   -  -18.94
      DWS VIP Money
         Market (s)
            2006 (t)                -      N/A  -      N/A           -           3.94   0.00    -    0.00     N/A   -     N/A
            2005                   78    11.66  -    11.75         910           2.63   0.70    -    0.80    1.90   -    2.01
            2004                   79    11.44  -    11.51         903           0.88   0.70    -    0.80    0.09   -    0.20
            2003                  139    11.43  -    11.49       1,593           0.74   0.70    -    0.80    0.01   -    0.11
            2002                  250    11.43  -    11.48       2,868           1.58   0.70    -    0.80    0.68   -    0.78

Investments in the DWS Variable
   Series II Sub-Account: (o)
      DWS VIP Balanced A (u)
            2006                  179    11.63  -    11.65       2,090           2.62   0.70    -    0.80    9.36   -    9.47
            2005 (ak) (an)        238    10.63  -    10.64       2,531           0.00   0.70    -    0.80    6.33   -    6.41
      DWS VIP Money
         Market A II
            2006 (t) (v)          101    10.06  -    10.07       1,013           1.27   0.70    -    0.80    0.64   -    0.66
      DWS VIP Small Cap
         Growth A (w)
            2006                   47    12.11  -    12.13         576           0.00   0.70    -    0.80    4.43   -    4.53
            2005 (ak) (am)         66    11.60  -    11.61         760           0.00   0.70    -    0.80   15.98   -   16.06

(o)  Previously known as Scudder Variable Series II
(q)  Previously known as Growth & Income
(r)  Previously known as International
(s)  Previously known as Money Market
(t)  On November 3, 2006, DWS VIP Money Market A merged into DWS VIP Money Market A II
(u)  Previously known as Total Return
(v)  For the period beginning November 3, 2006, and ending December 31, 2006
(w)  Previously known as Small Cap Growth
(ak) For the period beginning April 29, 2005 and ended December 31, 2005
(am) On April 29, 2005, 21st Century Growth merged into Small Cap Growth
(an) On April 29, 2005, Balanced merged into Total Return

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Federated
   Insurance Series
   Sub-Account:
      Federated Prime
         Money Fund II
            2006                  528  $ 10.14   - $ 11.29  $    5,996           4.39%   1.15%  -    1.85%   2.60%  -    3.33%
            2005                  573     9.88   -   10.92       6,335           2.59    1.15   -    1.85    0.81   -    1.53
            2004                  804     9.81   -   10.76       8,836           0.75    1.15   -    1.85   -1.05   -   -0.34
            2003                1,183     9.91   -   10.79      13,266           0.74    1.15   -    1.85   -1.18   -   -0.47
            2002                1,791     9.93   -   10.84      20,576           1.46    1.15   -    2.05   -0.68   -    0.24

Investments in the Fidelity
   Variable Insurance
   Products
      Fund Sub-Accounts:
         VIP Contrafund
            2006                  988    12.89   -   19.03      15,497           1.27    1.15   -    1.65    9.89   -   10.44
            2005                1,152    11.73   -   17.23      16,506           0.28    1.15   -    1.65   15.03   -   15.60
            2004                1,201    11.68   -   11.93      14,967           0.30    1.25   -    1.65   13.59   -   14.04
            2003                1,176    10.28   -   10.46      12,924           0.40    1.25   -    1.65   26.36   -   26.87
            2002                1,102     8.14   -    8.25       9,612           0.80    1.25   -    1.65  -10.83   -  -10.48
         VIP Equity-Income
            2006                  267    13.78   -   16.09       4,159           3.28    1.15   -    1.65   18.23   -   18.82
            2005                  413    11.65   -   13.54       5,397           1.69    1.15   -    1.65    4.14   -    4.66
            2004                  497    11.19   -   12.94       6,226           1.55    1.15   -    1.65    9.70   -   10.25
            2003                  540    10.20   -   11.74       6,144           1.74    1.15   -    1.65   28.20   -   28.84
            2002                  564     7.96   -    9.11       4,999           1.85    1.15   -    1.65  -18.31   -  -17.90
         VIP Growth
            2006                  827     8.78   -   11.17       7,662           0.42    1.15   -    1.65    5.11   -    5.63
            2005                1,080     6.45   -   10.58       9,443           0.51    1.15   -    1.65    4.07   -    4.59
            2004                1,318     8.03   -    8.21      10,932           0.26    1.25   -    1.65    1.69   -    2.09
            2003                1,416     7.90   -    8.04      11,525           0.24    1.25   -    1.65   30.68   -   31.20
            2002                1,472     6.04   -    6.13       9,106           0.25    1.25   -    1.65  -31.25   -  -30.98
         VIP High Income
            2006                  298    10.94   -   11.61       3,249           6.94    1.15   -    1.65    9.42   -    9.97
            2005                  379    10.00   -   10.56       3,766          14.71    1.15   -    1.65    1.02   -    1.53
            2004                  431     9.32   -    9.42       4,231           7.36    1.25   -    1.45    8.02   -    8.23
            2003                  419     8.55   -    8.70       3,829           5.19    1.25   -    1.65  -14.50   -   25.69
            2002                  302     6.88   -    6.92       2,204           9.55    1.25   -    1.45    1.95   -    2.16
         VIP Index 500
            2006                1,120    10.05   -   10.61      11,743           1.82    1.15   -    1.65   13.84   -   14.41
            2005                1,435     8.27   -    8.78      13,080           1.82    1.15   -    1.65    3.11   -    3.63
            2004                1,696     9.04   -    9.24      14,869           1.23    1.25   -    1.65    8.81   -    9.24
            2003                1,649     8.31   -    8.46      13,238           1.26    1.25   -    1.65   26.31   -   26.82
            2002                1,566     6.58   -    6.67       9,849           1.16    1.25   -    1.65  -23.52   -  -23.22

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------

Investments in the Fidelity
   Variable Insurance
   Products Fund
   Sub-Accounts (continued):
      VIP Investment Grade
         Bond
            2006                  286  $ 13.97  -  $ 14.39  $    4,096           4.24%   1.25%  -    1.65%   2.65%  -    3.06%
            2005                  352    13.61  -    13.96       4,901           3.72    1.25   -    1.65    0.52   -    0.93
            2004                  400    13.53  -    13.83       5,522           4.00    1.25   -    1.65    2.75   -    3.16
            2003                  379    13.17  -    13.41       5,070           3.99    1.25   -    1.65    3.48   -    3.90
            2002                  394    12.73  -    12.90       5,077           3.02    1.25   -    1.65    8.54   -    8.97
      VIP Overseas
            2006                  287    11.25  -    13.48       3,724           0.89    1.15   -    1.65   16.15   -   16.73
            2005                  314    9.64  -    11.61        3,514           0.65    1.15   -    1.65   17.10   -   17.69
            2004                  325     9.91  -    10.13       3,042           1.09    1.25   -    1.65   -0.88   -   12.22
            2003                  330     8.87  -     9.03       2,750           0.73    1.25   -    1.65  -11.32   -   41.59
            2002                  338     6.33  -     6.37       1,970           0.80    1.25   -    1.45  -21.43   -  -21.27

Investments in the Fidelity
   Variable Insurance Products
   Fund (Service Class 2)
   Sub-Accounts:
      VIP Asset Manager
         Growth (Service
         Class 2)
            2006                    6    10.58  -    10.73          63           1.52    1.35   -    1.60    5.02   -    5.29
            2005                    5    10.07  -    10.19          49           1.48    1.35   -    1.60    1.91   -    2.17
            2004                    3     9.88  -     9.97          32           2.11    1.35   -    1.60    3.94   -    4.20
            2003                    3     9.51  -     9.57          31           2.24    1.35   -    1.60   21.06   -   21.37
            2002                    3     7.85  -     7.89          21           1.99    1.35   -    1.60  -21.47   -  -16.96
      VIP Contrafund
         (Service Class 2)
            2006                6,413    10.29  -    12.82      77,840           1.11    1.29   -    2.59    2.91   -    8.55
            2005                2,203    11.81  -    11.92      26,417           0.01    1.29   -    2.59   18.12   -   19.17
            2004                  114    11.90  -    12.13       1,376           0.21    1.35   -    1.85   13.03   -   13.60
            2003                  118    10.67  -    12.68       1,256           0.28    1.35   -    2.05   25.57   -   26.47
            2002                  103     8.44  -    10.10         867           0.51    1.35   -    2.05  -11.46   -  -10.83

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Fidelity
   Variable Insurance Products
   Fund (Service Class 2)
   Sub-Accounts (continued):
      VIP Equity-Income
         (Service Class 2)
            2006                  300  $ 13.28  -  $ 14.57  $    3,979           2.94%   1.35%  -    2.00%  17.54%  -   18.31%
            2005                  314    11.23  -    12.40       3,533           1.43    1.35   -    2.00    4.15   -   23.99
            2004                  316    12.53  -    12.53       3,424           1.36    1.50   -    1.50    9.57   -    9.57
            2003                  338    11.44  -    11.44       3,338           2.73    1.50   -    1.50   28.08   -   28.08
            2002                  319     8.93  -     8.93       2,450           0.53    1.50   -    1.50  -18.40   -  -18.40
      VIP Freedom 2010
         Portfolio
         (Service Class 2)
            2006 (x)              328    10.42  -    10.48       3,433           2.90    1.29   -    2.24    4.15   -    4.83
      VIP Freedom 2020
         Portfolio
         (Service Class 2)
            2006 (x)              198    10.46  -    10.51       2,075           2.67    1.29   -    1.99    4.63   -    5.13
      VIP Freedom 2030
         Portfolio
         (Service Class 2)
            2006 (x)              109    10.48  -    10.52       1,146           2.56    1.29   -    1.89    4.79   -    5.22
      VIP Freedom Growth
         Stock Portfolio
        (Service Class 2)
            2006 (x)               47     9.73  -     9.77         456           0.00    1.29   -    1.89   -2.74   -   -2.34
      VIP Freedom Income
         Portfolio
         (Service Class 2)
            2006 (x)               54    10.33  -    10.37         561           5.44    1.29   -    1.89    3.31   -    3.73
      VIP Growth & Income
        (Service Class 2)
            2006                1,180    12.11  -    12.38      14,521           0.53    1.29   -    2.59    9.94   -   11.40
            2005 (ak)             621    11.02  -    11.11       6,884           0.00    1.29   -    2.59   10.16   -   11.14
      VIP Growth (Service
         Class 2)
            2006                   75     8.44  -     8.69         654           0.17    1.35   -    1.85    4.61   -    5.14
            2005                   86     8.07  -     8.26         717           0.26    1.35   -    1.85    3.56   -    4.08
            2004                  103     7.79  -     7.94         820           0.13    1.35   -    1.85    1.21   -    1.73
            2003                  113     7.70  -     7.80         892           0.10    1.35   -    1.85   30.09   -   30.75
            2002                  106     5.92  -     5.97         638           0.11    1.35   -    1.85  -31.59   -  -31.24

(x)  For the period beginning May 1, 2006, and ended December 31, 2006
(ak) For the period beginning April 29, 2005 and ended December 31, 2005

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                                Units    Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Fidelity
   Variable Insurance Products
   Fund (Service Class 2)
   Sub-Accounts (continued):
      VIP High Income
         (Service Class 2)
            2006                  950   $11.28  -   $11.51  $   11,001           9.54%   1.29%  -    2.44%   8.32%  -    9.60%
            2005                  549    10.41  -    10.50       5,887          14.03    1.29   -    2.59    4.05   -    4.98
            2004                  108    12.17  -    12.40       1,335           7.85    1.35   -    1.85    7.36   -    7.91
            2003                  105    11.33  -    11.49       1,202           6.11    1.35   -    1.85   24.41   -   25.04
            2002                   69     9.11  -     9.19         634           5.30    1.35   -    1.85    1.39   -    1.90
      VIP Index 500
         (Service Class 2)
            2006                  358    10.76  -    10.85       3,927           0.99    1.29   -    2.44    7.61   -    8.46
            2005                  184     9.58  -     9.81       1,797           1.62    1.35   -    1.85    2.63   -    3.15
            2004                  196     9.34  -     9.51       1,862           1.12    1.35   -    1.85    8.30   -    8.85
            2003                  204     8.62  -     8.74       1,787           1.19    1.35   -    1.85   25.72   -   26.36
            2002                  219     6.86  -     6.92       1,516           1.01    1.35   -    1.85  -23.88   -  -23.50
      VIP Investment Grade
         Bond (Service Class
            2)
            2006                    2    11.78  -    11.78          21           3.44    1.50   -    1.50    2.58   -    2.58
            2005                    2    11.49  -    11.49          24           3.40    1.50   -    1.50    0.37   -    0.37
            2004                    2    11.44  -    11.44          25           4.04    1.50   -    1.50    2.63   -    2.63
            2003                    2    11.15  -    11.15          25           6.41    1.50   -    1.50    3.37   -    3.37
            2002                   12    10.79  -    10.79         129           0.62    1.50   -    1.50    8.44   -    8.44
      VIP Mid Cap
         (Service Class 2)
            2006                1,846    13.17  -    13.47      22,815           0.11    1.29   -    2.59   10.96   -   31.72
            2005 (ak)             703    12.04  -    12.14       8,508           0.00    1.29   -    2.44   20.41   -   21.36
      VIP Money Market
         (Service Class 2)
            2006 (x)            1,088    10.16  -    10.23      11,107           2.58    1.29   -    2.39    1.58   -    2.35
      VIP Overseas
         (Service Class 2)
            2006                    9    13.17  -    13.56         135           0.51    1.35   -    1.85   16.19   -   31.73
            2005 (ak)               6    11.67  -    16.58          74           0.49    1.35   -    1.80   16.65   -   17.18
            2004                    7    13.55  -    13.55          69           1.01    1.50   -    1.50   11.61   -   11.61
            2003                    6    12.14  -    12.14          57           0.34    1.50   -    1.50   40.89   -   40.89
            2002                    6     8.62  -     8.62          47           0.85    1.50   -    1.50  -21.65   -  -21.65

(x)  For the period beginning May 1, 2006, and ended December 31, 2006
(ak) For the period beginning April 29, 2005 and ended December 31, 2005

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                                Units    Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts:
      Franklin Flex Cap
         Growth Securities
            2006                  410   $11.35  -   $11.61  $    4,725           0.01%   1.29%  -    2.59%   3.85%  -   13.54%
            2005 (ak)             131    11.09  -    11.18       1,457           0.15    1.29   -    2.44   10.90   -   11.78
      Franklin Global Health
         Care Securities
            2002 (ax)               -      N/A  -      N/A           -           0.00    1.35   -    1.85     N/A   -     N/A
      Franklin Growth and
         Income Securities
            2006                5,458    16.34  -    17.33      93,369           2.40    1.29   -    2.69   13.62   -   15.25
            2005                5,741    14.38  -    15.03      85,475           2.65    1.29   -    2.69    0.74   -    2.18
            2004                5,083    14.27  -    14.71      74,266           2.61    1.29   -    2.69    7.64   -    9.19
            2003                2,824    13.38  -    13.48      37,891           0.00    1.29   -    1.89   33.76   -   34.75
            2002 (ay)              55    10.84  -    10.86         595           0.00    1.29   -    2.14    8.40   -    8.60
      Franklin High Income Sec 2
            2006 (y)            1,172    11.44  -    11.80      13,689           6.41    1.28   -    2.44    6.70   -    7.98
            2005                1,146    10.72  -    10.93      12,447           6.61    1.28   -    2.44    0.80   -    2.00
            2004 (as)             776    10.63  -    10.72       8,293           2.06    1.28   -    2.44    6.34   -    7.18
      Franklin Income
         Securities
            2006               20,822    12.73  -    13.19     272,191           3.26    1.28   -    2.59   15.19   -   16.74
            2005               12,501    11.05  -    11.30     140,500           3.28    1.28   -    2.59    0.31   -   10.50
            2004 (as)           2,826    11.17  -    11.26      31,764           0.34    1.10   -    2.54   11.68   -   12.63
      Franklin Large Cap
         Growth Securities
            2006                5,670    11.18  -    11.50      64,820           0.76    1.29   -    2.54    9.47   -   11.79
            2005                2,903    10.35  -    10.51      30,389           0.29    1.29   -    2.49   -0.24   -    3.49
            2004 (az)             176    10.50  -    10.53       1,850           0.00    1.29   -    2.44    5.03   -    5.33
      Franklin Small Cap
         Value Securities
            2006                3,842    13.12  -    20.92      78,437           0.66    1.28   -    2.69   13.84   -   15.50
            2005                3,217    11.36  -    18.38      59,475           0.70    1.28   -    2.69    5.85   -   13.57
            2004                2,205    17.36  -    17.90      39,167           0.18    1.29   -    2.69   20.42   -   22.15
            2003                1,410    14.48  -    14.65      20,576           0.00    1.29   -    2.34   44.80   -   46.53
            2002 (ay)              51    11.21  -    11.23         574           0.00    1.29   -    2.24   12.12   -   12.35

(y)  Previously known as Franklin High Income
(ak) For the period beginning April 29, 2005 and ended December 31, 2005
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(ax) On April 30, 2002, Franklin Global Health Care Securities merged into Franklin Small-Mid Cap Growth Securities
(ay) For the period beginning October 14, 2002 and ended December 31, 2002
(az) For the period beginning October 1, 2004 and ended December 31, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. Financial Highlights (continued)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                                Units    Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts (continued):
      Franklin Small-Mid Cap
         Growth Securities
            2006                  215   $18.26  -   $20.62  $    3,789           0.00%  1.15%   -    2.34%   6.16%  -    7.45%
            2005                  231    17.20  -    19.19       3,826           0.00   1.15    -    2.34    2.34   -    3.59
            2004                  244    16.81  -    17.21       3,918           0.00   1.29    -    2.34    8.87   -   10.04
            2003 (ba)             259    15.44  -    15.64       3,800           0.00   1.29    -    2.34   35.48   -   54.39
            2002 (ax)              45    11.52  -    11.55         416           0.00   1.29    -    2.24   15.21   -   15.45
      Franklin Technology
         Securities
            2003 (ba)               -     4.78  -     4.80           -           0.00   1.35    -    1.60    9.12   -    9.21
            2002                    1     4.38  -     4.40           5           0.00   1.35    -    1.60  -44.80   -  -44.66
      Franklin U.S. Government
            2006                1,941    10.27  -    10.66      20,542           4.27   1.29    -    2.69    1.23   -    2.68
            2005                1,485    10.14  -    10.39      15,353           4.40   1.29    -    2.69   -0.34   -    1.09
            2004 (as)             704    10.18  -    10.27       7,221           0.56   1.10    -    2.69    1.76   -    2.74
      Mutual Discovery
            2006                1,515    10.95  -    13.85      18,246           0.68   1.29    -    2.54    9.47   -   21.47
            2005 (ak)             248    11.32  -    11.40       2,826           0.38   1.29    -    2.44   13.16   -   14.05
      Mutual Shares
         Securities
            2006               13,386    17.06  -    22.93     219,784           1.27   1.15    -    2.69   15.21   -   17.03
            2005               10,392    14.81  -    19.60     147,674           0.87   1.15    -    2.69    7.59   -    9.29
            2004                5,727    10.97  -    13.77      78,149           0.70   1.28    -    2.69    9.60   -    9.75
            2003                2,632    12.61  -    12.77      33,291           0.00   1.29    -    2.34   26.15   -   27.65
            2002                  148    10.31  -    10.33       1,445           0.00   1.29    -    2.24    3.12   -    3.33
      Templeton Developing
         Markets Securities
            2006                1,202    21.81  -    31.48      39,374           1.08   1.15    -    2.59   24.78   -   26.63
            2005                1,123    17.22  -    25.23      29,194           1.15   1.15    -    2.59   24.14   -   72.20
            2004                  706    20.32  -    20.90      14,632           1.59   1.29    -    2.59   21.48   -   23.10
            2003                  410    16.80  -    16.98       6,931           0.00   1.29    -    2.14   68.02   -   69.79
            2002                    9    11.22  -    11.24          96           0.00   1.29    -    2.14   12.22   -   12.43

(ak) For the period beginning April 29, 2005 and ended December 31, 2005
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(ax) On April 30, 2002, Franklin Global Health Care Securities merged into Franklin Small-Mid Cap Growth Securities
(ba) On April 30, 2003, Franklin Technology Securities merged into Franklin Small Mid-Cap Growth Securities

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                      For the Year Ended December 31,
                              ---------------------------------------   ------------------------------------------------

                                          Accumulation
                               Units    Unit Fair Value    Net Assets    Investment        Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   ----------------
Investments in the Franklin
   Templeton Variable
   Insurance Products Trust
   Sub-Accounts (continued):
      Templeton Foreign
         Securities
            2006              11,793   $14.55  -  $19.68   $  206,971            1.24%  1.15% -  2.69%   18.19% -  20.06%
            2005               8,679    12.12  -   16.65      125,225            1.09   1.15  -  2.69     7.21  -   8.91
            2004               2,631    11.54  -   15.53       37,460            0.79   1.28  -  2.69    15.44  -  55.28
            2003                 918    13.52  -   13.68       12,364            0.00   1.29  -  2.34    35.22  -  36.83
            2002                  47    10.46  -   10.48          427            0.00   1.29  -  2.14     4.65  -   4.84
      Templeton Global
         Income Securities
            2006                 219    14.92  -   20.22        3,600            3.13   1.15  -  2.39    10.08  -  11.48
            2005                 272    13.56  -   18.14        4,101            6.12   1.15  -  2.39    -4.18  -  -5.39
            2004                 305    14.33  -   14.69        4,800           10.86   1.29  -  2.39    12.00  -  13.26
            2003                 297    12.79  -   12.97        4,135           11.06   1.29  -  2.39    20.86  -  27.93
            2002                  92    10.72  -   10.73        1,203            0.00   1.29  -  1.94     7.15  -   7.30
      Templeton Growth
         Securities
            2006                 288    14.62  -   20.75        5,395            1.29   1.15  -  1.85    19.56  -  20.42
            2005                 375    12.23  -   17.23        5,988            1.16   1.15  -  1.85     6.86  -   7.62
            2004                 453    11.44  -   16.01        6,817            1.15   1.15  -  1.85    13.88  -  14.70
            2003                 471    10.05  -   13.96        6,326            1.54   1.15  -  1.85    29.69  -  30.63
            2002                 527     7.75  -   10.69        5,486            2.14   1.15  -  1.85   -20.00  - -19.42

Investments in the Goldman
   Sachs Variable Insurance
   Trust Sub-Accounts:
      VIT Capital Growth
            2006                   7     7.75  -   11.60           62            0.11   1.15  -  1.65     6.79  -   7.32
            2005                   9     7.26  -   10.81           74            0.14   1.15  -  1.65     1.26  -   1.77
            2004                  10     7.17  -   10.62           83            0.70   1.15  -  1.65     7.30  -   7.84
            2003                  10     6.68  -    9.85           78            0.27   1.15  -  1.65    21.71  -  22.32
            2002                  10     5.49  -    8.05           64            0.10   1.15  -  1.65   -25.57  - -25.20
      VIT CORE Large Cap
         Growth
            2002 (bc)              -      N/A  -     N/A            -            0.00   1.59  -  1.59      N/A  -    N/A

(bc) For the period beginning January 1, 2002 and ended April 30, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                      For the Year Ended December 31,
                              ---------------------------------------   ------------------------------------------------

                                          Accumulation
                               Units    Unit Fair Value    Net Assets    Investment        Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   ----------------
Investments in the Goldman
   Sachs Variable Insurance
   Trust Sub-Accounts
   (continued):
      VIT Global Income
            2002 (bb)              -   $  N/A  -  $  N/A   $        -            0.00%  1.15% -  1.85%    N/A % -    N/A%
      VIT Growth and Income
            2006                 712    12.49  -   12.77        9,037            2.04   1.29  -  2.59    19.46  -  21.05
            2005                 429    10.45  -   10.55        4,518            3.04   1.29  -  2.59     4.53  -   5.46
            2004                   1    10.88  -   10.88            9            1.53   1.59  -  1.59    16.92  -  16.92
            2003                   1     9.31  -    9.31            8            1.30   1.59  -  1.59    22.40  -  22.40
            2002                   1     7.60  -    7.60            6            1.09   1.59  -  1.59   -12.74  - -12.74
      VIT International Equity
            2006       (less than) 1    15.48  -   15.48            7            0.56   1.15  -  1.15    20.71  -  20.71
            2005                   3    12.42  -   12.82           33            0.30   1.15  -  1.59    11.92  -  12.41
            2004                   3    11.10  -   11.41           31            1.29   1.15  -  1.59    11.69  -  14.06
            2003                   2     9.94  -   10.05           20            3.78   1.37  -  1.59    33.36  -  33.65
            2002                   2     7.45  -    7.59           16            1.09   1.15  -  1.59   -19.63  - -19.27
      VIT Mid Cap Value
            2006 (y)             789    12.79  -   13.07       10,255            1.04   1.29  -  2.59    13.16  -  14.67
            2005                 667    11.30  -   11.40        7,597            1.06   1.29  -  2.59    13.00  -  14.01
            2004       (less than) 1    20.78  -   20.78            9            0.59   1.37  -  1.37    24.17  -  24.17
            2003       (less than) 1    16.73  -   16.73            8            0.87   1.37  -  1.37    26.65  -  26.65
            2002       (less than) 1    13.21  -   13.21            6            1.05   1.37  -  1.37    -5.99  -  -5.99
      VIT Structured Small Cap
         Equity Fund (z)
            2006               1,871    12.32  -   20.87       23,572            0.81   1.15  -  2.59     9.37  -  10.99
            2005               1,214    11.27  -   18.80       13,903            0.42   1.15  -  2.59     4.86  -  12.67
            2004                  28    13.83  -   17.93          446            0.18   1.15  -  1.85    14.18  -  15.00
            2003                  30    12.11  -   15.59          414            0.23   1.15  -  1.85    43.31  -  44.34
            2002                  29     8.45  -   10.80          279            0.29   1.15  -  1.85   -16.54  - -15.94
      VIT Structured U.S.
         Equity Fund (aa)
            2006               1,117    12.31  -   13.81       13,962            1.32   1.15  -  2.59     9.98  -  11.60
            2005                 668    11.20  -   12.38        7,517            1.35   1.15  -  2.59    11.95  -   5.30
            2004                  33     9.87  -   11.75          338            1.08   1.15  -  1.85    12.82  -  13.63
            2003                  35     8.75  -   10.34          315            0.76   1.15  -  1.85    27.08  -  28.00
            2002                  29     6.89  -    8.08          208            0.57   1.15  -  1.85   -23.34  - -22.79

(y)  For the period beginning January 1, 2006, and ended May 1, 2006
(z)  Previously known as VIT CORE Small Cap Equity
(aa) Previously known as VIT CORE U.S. Equity
(bb) For the period beginning January 1, 2002 and ended April 30, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                      For the Year Ended December 31,
                              ---------------------------------------   ------------------------------------------------
                                          Accumulation
                               Units    Unit Fair Value    Net Assets    Investment        Expense           Total
                              (000s)   Lowest to Highest     (000s)     Income Ratio*      Ratio**         Return***
                              ------   -----------------   ----------   -------------   -------------   ----------------
Investments in the Janus
   Aspen Series Sub-Account:
      Forty Portfolio
            2006                   2   $13.63  -  $13.63          $22            0.35%  1.50% -  1.50%    7.71% -   7.71%
            2005                   2    12.65  -   12.65           21            0.21   1.50  -  1.50    11.16  -  11.16
            2004 (as) (bc)         2    11.38  -   11.38           19            0.46   1.50  -  1.50    13.82  -  13.82

Investments in the Janus
   Aspen Series (Service
   Shares) Sub-Accounts:
      Foreign Stock (Service
         Shares)
            2006                   2    19.01  -   19.01           47            1.59   1.50  -  1.50    16.29  -  16.29
            2005                   2    16.35  -   16.35           40            0.77   1.50  -  1.50     4.65  -   4.65
            2004                   2    15.62  -   15.62           38            0.27   1.50  -  1.50    16.45  -  16.45
            2003                   2    13.42  -   13.42           33            0.28   1.50  -  1.50    31.39  -  31.39
            2002                   1    10.21  -   10.21            8            0.93   1.50  -  1.50     2.10  -   2.10
      Worldwide Growth
         (Service Shares)
            2004                   -      N/A  -     N/A            -            0.00   1.50  -  1.50      N/A  -    N/A
            2003                   -      N/A  -     N/A            -            1.18   1.50  -  1.50      N/A  -    N/A
            2002                   1     8.27  -    8.27            9            1.27   1.50  -  1.50   -17.35  - -17.35

Investments in the Lazard
   Retirement Series, Inc.
   Sub-Account:
      Emerging Markets
            2006                   1    40.36  -   40.36           24            0.53   1.50  -  1.50    28.00  -  28.00
            2005                   1    31.35  -   31.35           22            0.21   1.50  -  1.50    38.67  -  38.67
            2004       (less than) 1    22.74  -   22.74            9            0.63   1.50  -  1.50    28.63  -  28.63
            2003       (less than) 1    17.68  -   17.68            7            0.05   1.50  -  1.50    50.65  -  50.65
            2002       (less than) 1    11.73  -   11.73            5            0.61   1.50  -  1.50    -2.98  -  -2.98

Legg Mason Partners Variable
   Portfolios I, Inc. Sub-Accounts:
      Legg Mason Variable
         All Cap Portfolio I (ac)
            2006                   1    14.32  -   14.32            7            1.38   1.50  -  1.50    16.35  -  16.35
            2005                   1    12.31  -   12.31            6            0.86   1.50  -  1.50     2.49  -   2.49
            2004                   1    12.01  -   12.01            6            0.54   1.50  -  1.50     6.69  -   6.69
            2003                   1    11.26  -   11.26            6            0.26   1.50  -  1.50    36.95  -  36.95
            2002                   1     8.22  -    8.22            4            0.45   1.50  -  1.50   -26.18  - -26.18

(ac) Previously known as All Cap
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(bc) On April 30, 2004, LSA Capital Appreciation merged into Forty Portfolio

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Legg Mason Partners
   Variable Portfolios I,
   Inc. Sub-Accounts
   (continued):
      Legg Mason Variable
         Investors
         Portfolio I (ad)
            2006                    1  $ 13.37  -  $ 13.37  $        9           1.65%   1.50%  -    1.50%  16.49%  -   16.49%
            2005                    1    11.47  -    11.47           8           1.19    1.50   -    1.50    4.93   -    4.93
            2004 (as) (bd)          1    10.94  -    10.94           8           2.81    1.50   -    1.50    9.35   -    9.35

Investments in the Lord
   Abbett Series Fund
   Sub-Accounts:
      All Value
            2006                1,138    12.66  -    13.05      14,734           0.69    1.29   -    2.59   11.68   -   13.17
            2005                  772    11.34  -    11.53       8,862           0.54    1.29   -    2.59    5.58   -   13.40
            2004 (az)             170    10.89  -    10.92       1,850           0.57    1.29   -    2.29    8.93   -    9.20
      Bond-Debenture
            2006                3,077    10.86  -    11.19      34,209           7.41    1.29   -    2.59    6.50   -    7.92
            2005                1,735    10.20  -    10.37      17,927           8.07    1.29   -    2.59    0.00   -    2.01
            2004 (az)             253    10.34  -    10.37       2,625           8.91    1.29   -    2.44    3.40   -    3.70
      Growth and Income
            2006                3,372    12.49  -    12.87      43,120           1.52    1.29   -    2.59   14.25   -   15.76
            2005                2,117    10.93  -    11.11      23,456           1.60    1.29   -    2.59    1.92   -    9.32
            2004 (az)             362    10.87  -    10.90       3,950           1.23    1.29   -    2.44    8.73   -    9.04
      Growth Opportunities
            2006                1,072    11.92  -    12.27      13,057           0.00    1.29   -    2.54    6.51   -   19.22
            2005                  459    11.35  -    11.52       5,268           0.00    1.29   -    2.44    3.28   -   13.51
            2004 (az)              68    11.12  -    11.15         753           0.00    1.29   -    2.34   11.23   -   11.53
      Mid-Cap Value
            2006                3,997    12.79  -    13.18      52,336           0.57    1.29   -    2.59    9.33   -   10.79
            2005                3,079    11.70  -    11.90      36,499           0.74    1.29   -    2.59    6.83   -   17.01
            2004 (az)             411    11.10  -    11.14       4,574           0.47    1.29   -    2.44   11.03   -   11.36

Investments in the LSA
   Variable Series Trust
   Sub-Accounts:
      LSA Aggressive
         Growth
            2004 (be)               -      N/A  -      N/A           -           0.00    0.83   -    0.83     N/A   -     N/A
            2003                  996     9.85  -    10.08      11,294           0.00    0.83   -    2.20   35.68   -   37.55
            2002                  277     7.26  -     7.33       2,071           0.00    0.83   -    2.20  -27.40   -  -26.73

(ad) Previously known as Investors
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(az) For the period beginning October 1, 2004 and ended December 31, 2004
(be) On April 30, 2004, LSA Aggressive  Growth merged into LIT Aggressive Growth (Class II)
(bd) On April 30, 2004, LSA Value Equity merged into Investors

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the LSA
   Variable Series Trust
   Sub-Accounts (continued):
      LSA Balanced
            2004 (bf)               -  $   N/A  -  $   N/A  $        -           0.00%   1.50%  -    1.50%    N/A%  -     N/A%
            2003                    1    10.43  -    10.43           9           1.23    1.50   -    1.50   27.29   -   27.29
            2002                    1     8.20  -     8.20           6           1.22    1.50   -    1.50  -19.53   -  -19.53
      LSA Basic Value
            2004 (ap)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2003                    1    11.62  -    11.62           8           0.00    1.50   -    1.50   31.42   -   31.42
            2002        (less than) 1     8.84  -     8.84           4           0.00    1.50   -    1.50  -22.88   -  -22.88
      LSA Blue Chip
            2004 (bg)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2003                    2    10.06  -    10.06          16           0.02    1.50   -    1.50   23.36   -   23.36
            2002                    2     8.16  -     8.16          12           0.00    1.50   -    1.50  -27.30   -  -27.30
      LSA Capital Appreciation
            2004 (bc)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2003                    1    11.44  -    11.44          17           0.00    1.50   -    1.50   28.39   -   28.39
            2002                    1     8.91  -     8.91          13           0.00    1.50   -    1.50  -29.73   -  -29.73
      LSA Capital Growth
            2004 (bh)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2003                   21     9.99  -     9.99         173           0.21    1.50   -    1.50   21.69   -   21.69
            2002                    6     8.21  -     8.21          40           0.03    1.50   -    1.50  -25.51   -  -25.51
      LSA Disciplined Equity
            2003 (bi)               -     8.50  -     8.50           -           0.00    1.50   -    1.50    4.23   -    4.23
            2002                    1     8.16  -     8.16           6           0.41    1.50   -    1.50  -26.38   -  -26.38
      LSA Diversified Mid Cap
            2004 (bj)               -      N/A  -      N/A           -           0.02    1.50   -    1.50     N/A   -     N/A
            2003                    1    12.38  -    12.38          11           0.07    1.50   -    1.50   30.81   -   30.81
            2002                    1     9.47  -     9.47           7           0.08    1.50   -    1.50  -20.46   -  -20.46
      LSA Emerging Growth
         Equity
            2004 (bk)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2003                    1    10.91  -    10.91           8           0.00    1.50   -    1.50   44.73   -   44.73
            2002                    1     7.54  -     7.54           5           0.00    1.50   -    1.50  -42.77   -  -42.77

(bc) On April 30, 2004, LSA Capital Appreciation merged into Forty Portfolio
(bf) On April 30, 2004, LSA Balanced merged into OpCap Balanced
(bg) On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth
(bh) On April 30,  2004,  LSA Capital  Growth  merged into Van Kampen UIF Equity Growth
(bi) On April 30, 2003 LSA Disciplined Equity merged into LSA Equity Growth
(bj) On April 30, 2004, LSA  Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(bk) On April 30, 2004,  LSA Emerging  Growth Equity merged into LIT  Aggressive Growth (Class II)
(ap) On April 30, 2004, LSA Basic Value merged into AIM V. I. Basic Value

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the LSA
   Variable Series Trust
   Sub-Accounts (continued):
      LSA Equity Growth
            2004 (bl)               -  $   N/A  -  $   N/A  $        -           0.00%   1.50%  -    1.50%    N/A%  -     N/A%
            2003 (bi)             305     9.33  -     9.33       3,651           0.00    1.50   -    1.50   21.62   -   21.62
            2002                    7     7.67  -     7.67          57           0.00    1.50   -    1.50  -30.87   -  -30.87
      LSA Mid Cap Value
            2004 (bm)               -      N/A  -      N/A           -           0.08    1.50   -    1.50     N/A   -     N/A
            2003                  744    15.04  -    15.04      11,272           0.09    1.50   -    1.50   37.68   -   37.68
            2002                   22    10.92  -    10.92         244           0.20    1.50   -    1.50    9.21   -    9.21
      LSA Value Equity
            2004 (bd)               -      N/A  -      N/A           -           0.38    1.50   -    1.50     N/A   -     N/A
            2003                    1    10.90  -    10.90           7           1.48    1.50   -    1.50   28.49   -   28.49
            2002                    1     8.49  -     8.49           5           0.00    1.50   -    1.50  -23.34   -  -23.34

Investments in the MFS
   Variable Insurance Trust
   Sub-Accounts:
      MFS Emerging Growth
            2006                  247     5.59  -    11.83       2,192           0.00    1.15   -    1.65    6.13   -    6.66
            2005                  319     5.27  -    11.09       2,641           0.00    1.15   -    1.65    7.41   -    7.94
            2004                  387     4.90  -    10.27       2,926           0.00    1.15   -    1.65   11.11   -   11.67
            2003                  484     4.41  -     9.20       3,233           0.00    1.15   -    1.65   28.10   -   28.74
            2002                  570     3.44  -     7.15       2,932           0.00    1.15   -    1.65  -34.85   -  -34.52
      MFS High Income
            2006                   56    12.80  -    13.18         732           7.62    1.25   -    1.65    8.57   -    9.01
            2005                   73    11.79  -    12.09         873           6.89    1.25   -    1.65    0.49   -    0.89
            2004                   80    11.73  -    11.99         959           4.77    1.25   -    1.65    7.36   -    7.79
            2003                   71    10.93  -    11.12         783           4.07    1.25   -    1.65   16.03   -   16.49
            2002                   47     9.42  -     9.55         447           7.56    1.25   -    1.65    0.89   -    1.29
      MFS Investors Trust
            2006                  334    10.20  -    11.52       3,493           0.50    1.15   -    1.65   11.15   -   11.71
            2005                  401     8.60  -    10.31       3,774           0.55    1.15   -    1.65    5.56   -    6.09
            2004                  436     8.69  -     8.88       3,878           0.60    1.25   -    1.65    9.53   -    9.97
            2003                  420     7.94  -     8.08       3,395           0.62    1.25   -    1.65   20.15   -   20.63
            2002                  411     6.60  -     6.70       2,766           0.60    1.25   -    1.65  -33.95   -  -21.95

(bd) On April 30, 2004, LSA Value Equity merged into Investors
(bi) On April 30, 2003 LSA Disciplined Equity merged into LSA Equity Growth
(bl) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity Growth
(bm) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the MFS
   Variable Insurance Trust
   Sub-Accounts (continued):
      MFS New Discovery
            2006                  226  $ 14.91  -  $ 19.46  $    3,434           0.00%   1.15%  -    1.65%  11.37%  -   11.92%
            2005                  261     8.56  -    10.39       3,548           0.00    1.15   -    1.65    3.53   -    4.02
            2004                  306    12.94  -    13.22       4,000           0.00    1.25   -    1.65    4.78   -    5.20
            2003                  312    12.35  -    12.57       3,879           0.00    1.25   -    1.65   31.53   -   32.06
            2002                  286     9.39  -     9.52       2,722           0.00    1.25   -    1.65  -32.75   -  -32.48
      MFS Research
            2006                  152     7.97  -    10.35       1,421           0.53    1.15   -    1.65    8.67   -    9.22
            2005                  205     7.33  -     9.48       1,755           0.47    1.15   -    1.65    6.04   -    6.57
            2004                  249     6.92  -     8.89       1,983           1.03    1.15   -    1.65   13.95   -   14.53
            2003                  306     6.07  -     7.77       2,134           0.65    1.15   -    1.65   22.67   -   23.28
            2002                  324     4.95  -     6.30       1,837           0.26    1.15   -    1.65  -25.77   -  -25.40
      MFS Research Bond
            2006                  173    14.02  -    14.44       2,489           4.09    1.25   -    1.65    2.35   -    2.76
            2005                  214    13.70  -    14.05       2,997           5.20    1.25   -    1.65   -0.14   -    0.26
            2004                  246    13.72  -    14.02       3,438           6.02    1.25   -    1.65    4.33   -    4.75
            2003                  209    13.15  -    13.38       2,793           5.69    1.25   -    1.65    7.55   -    7.98
            2002                  183    12.22  -    12.39       2,263           5.84    1.25   -    1.65    7.14   -    7.57
      MFS Utilities
            2006                   20    17.52  -    18.00         350           1.73    1.15   -    1.65   29.12   -   79.97
            2005                   13    13.57  -    13.80         173           0.52    1.35   -    1.65   15.28   -   35.71
            2004                    8    11.83  -    11.97          96           1.43    1.35   -    1.69   28.02   -   28.45
            2003                    8     9.24  -     9.31          74           1.91    1.37   -    1.69   33.62   -   34.07
            2002                    8     6.92  -     6.95          58           1.30    1.37   -    1.69  -30.82   -  -23.78

Investments in the MFS
   Variable Insurance Trust
   (Service Class) Sub-Accounts:
      MFS Emerging Growth
         (Service Class)
            2006                   66     8.41  -     8.66         569           0.00    1.35   -    1.85    5.63   -    6.16
            2005                   78     7.96  -     8.15         634           0.00    1.35   -    1.85    6.91   -    7.46
            2004                   93     7.45  -     7.59         704           0.00    1.35   -    1.85   10.63   -   11.20
            2003                   98     6.73  -     6.82         669           0.00    1.35   -    1.85   27.53   -   28.18
            2002                   93     5.28  -     5.32         496           0.00    1.35   -    1.85  -35.08   -  -34.75
      MFS Investors Trust
         (Service Class)
            2006                   72    10.34  -    10.64         759           0.26    1.35   -    1.85   10.61   -   11.18
            2005                   77     9.34  -     9.57         733           0.31    1.35   -    1.85    5.05   -    5.58
            2004                   87     8.90  -     9.06         790           0.43    1.35   -    1.85    9.07   -    9.63
            2003                   92     8.16  -     8.27         765           0.46    1.35   -    1.85   19.58   -   20.19
            2002                   91     6.82  -     6.88         632           0.48    1.35   -    1.85  -22.61   -  -22.22

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the MFS
   Variable Insurance Trust
   (Service Class)
   Sub-Accounts (continued):
      MFS New Discovery
         (Service Class)
            2006                  106  $ 10.01  -  $ 10.30  $    1,084           0.00%   1.35%  -    1.85%  10.85%  -   11.41%
            2005                  116     9.03  -     9.25       1,075           0.00    1.35   -    1.85    3.09   -    3.62
            2004                  120    11.87  -    11.87       1,075           0.00    1.50   -    1.50    4.62   -    4.62
            2003                  120    11.34  -    11.34       1,031           0.00    1.50   -    1.50   31.43   -   31.43
            2002                  103     8.63  -     8.63         673           0.00    1.50   -    1.50  -32.83   -  -32.83
      MFS Research
         (Service Class)
            2006                   46     9.85  -    10.14         464           0.31    1.35   -    1.85    8.17   -    8.72
            2005                   47     9.11  -     9.32         439           0.30    1.35   -    1.85    5.59   -    6.12
            2004                   49     8.62  -     8.79         430           0.88    1.35   -    1.85   13.43   -   14.01
            2003                   51     7.60  -     7.71         397           0.38    1.35   -    1.85   22.07   -   22.69
            2002                   52     6.23  -     6.28         330           0.11    1.35   -    1.85  -26.11   -  -25.74
      MFS Utilities
         (Service Class)
            2006                  100    14.20  -    14.61       1,715           1.80    1.35   -    1.85   28.55   -   29.20
            2005                  102    11.04  -    11.31       1,352           0.68    1.35   -    1.85   14.42   -   15.00
            2004                   63    13.05  -    13.05         635           1.26    1.50   -    1.50   27.90   -   27.90
            2003                   78    10.21  -    10.21         614           1.99    1.50   -    1.50   33.54   -   33.54
            2002                   75     7.64  -     7.64         440           2.33    1.50   -    1.50  -23.57   -  -23.57

Investments in the Morgan
   Stanley Variable Investment
   Series Sub-Accounts:
      Aggressive Equity
            2006                2,252     9.36  -    10.10      28,821           0.00    0.70   -    2.05    5.66   -    7.09
            2005                2,887     8.86  -     9.43      30,046           0.00    0.70   -    2.05   20.68   -   22.31
            2004                3,564     7.34  -     7.71      36,091           0.01    0.70   -    2.05   10.43   -   11.93
            2003                4,391     6.65  -     6.89      40,215           0.01    0.70   -    2.05   23.50   -   25.18
            2002                5,099     5.38  -     5.50      37,744           0.31    0.70   -    2.05  -24.18   -  -23.14
      Capital Growth
            2002 (bn)               -      N/A  -      N/A           -           0.48    0.70   -    2.05     N/A   -     N/A

(bn) On August 31, 2002, Capital Growth merged into Money Market

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable Investment
   Series Sub-Accounts
   (continued):
      Dividend Growth
            2006               13,870  $ 11.74  -  $ 13.50  $  439,541           1.33%   0.70%  -    2.05%   8.85%  -   10.32%
            2005               18,424    10.78  -    12.24     545,559           1.26    0.70   -    2.05    3.47   -    4.87
            2004               22,317    10.42  -    11.67     696,586           1.55    0.70   -    2.05    6.26   -    7.70
            2003               27,375     9.81  -    10.83     820,639           1.85    0.70   -    2.05   25.30   -   27.00
            2002               31,946     7.83  -     8.53     779,026           2.00    0.70   -    2.05  -19.68   -  -18.59
      Equity
            2006               10,130     8.43  -     8.67     351,734           0.00    0.70   -    2.05    2.08   -    3.46
            2005               13,231     8.15  -     8.49     459,943           0.00    0.70   -    2.05   15.77   -   17.33
            2004               14,403     6.95  -     7.34     511,428           0.40    0.70   -    2.05    8.89   -   10.37
            2003               17,326     6.30  -     6.74     588,664           0.37    0.70   -    2.05   20.31   -   21.95
            2002               20,268     5.16  -     5.60     595,598           0.35    0.70   -    2.05  -22.82   -  -21.76
      European Growth
            2006                3,921    12.24  -    12.68     131,420           1.72    0.70   -    2.05   27.58   -   29.31
            2005                5,072     9.60  -     9.81     134,885           1.17    0.70   -    2.05    6.49   -    7.93
            2004                5,979     9.01  -     9.09     167,620           1.12    0.70   -    2.05   10.45   -   11.95
            2003                7,200     8.12  -     8.16     187,302           0.86    0.70   -    2.05   26.41   -   28.13
            2002                8,623     6.34  -     6.45     182,586           1.46    0.70   -    2.05  -22.96   -  -21.91
      Global Advantage
            2006                1,556     9.37  -     9.90      15,728           0.78    0.70   -    2.05   16.15   -   17.73
            2005                2,048     7.96  -     8.52      17,769           0.28    0.70   -    2.05    4.64   -    6.05
            2004                2,664     7.51  -     8.14      22,063           0.43    0.70   -    2.05   10.26   -   11.75
            2003                3,230     6.72  -     7.39      24,224           1.06    0.70   -    2.05   28.46   -   30.20
            2002                3,702     5.16  -     5.75      21,521           0.83    0.70   -    2.05  -22.42   -  -21.37
      Global Dividend Growth
            2006                6,387    14.73  -    16.48     154,443           1.98    0.70   -    2.05   19.47   -   21.09
            2005                8,403    12.33  -    13.61     169,963           1.63    0.70   -    2.05    4.19   -    5.60
            2004               10,008    11.83  -    12.89     201,476           1.45    0.70   -    2.05   12.60   -   14.13
            2003               11,608    10.51  -    11.29     209,033           1.91    0.70   -    2.05   29.39   -   31.15
            2002               13,562     8.12  -     8.61     190,169           1.80    0.70   -    2.05  -14.29   -  -13.13
      High Yield
            2006                2,215     6.19  -     8.13      26,456           6.92    0.70   -    2.05    7.08   -    8.53
            2005                2,986     5.70  -     7.60      33,636           6.98    0.70   -    2.05    0.12   -    1.47
            2004                3,956     5.62  -     7.59      46,919           7.46    0.70   -    2.05    7.61   -    9.08
            2003                4,896     5.15  -     7.05      54,254          10.14    0.70   -    2.05   25.14   -   26.84
            2002                4,838     4.06  -     5.63      43,505          18.30    0.70   -    2.05   -9.02   -   -7.78

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable Investment
   Series Sub-Accounts
   (continued):
      Income Builder
         2006                   1,893  $ 14.06  -  $ 15.49  $   32,764           2.59%  0.70%   -   2.05%   11.90%  -   13.42%
         2005                   2,399    12.57  -    13.66      37,101           2.63   0.70    -   2.05     4.79   -    6.21
         2004                   3,118    11.99  -    12.86      46,418           3.61   0.70    -   2.05     8.71   -   10.19
         2003                   3,590    11.03  -    11.67      49,256           3.09   0.70    -   2.05    18.39   -   20.00
         2002                   4,059     9.32  -     9.72      47,094           4.20   0.70    -   2.05    -8.29   -   -6.82
      Information
         2006 (ae)                  -      N/A  -      N/A           -           0.00   0.00    -   0.00      N/A   -     N/A
         2005                     619     4.62  -    11.74       2,932           0.00   0.83    -   1.85    -1.24   -   -0.23
         2004                     859     4.79  -    11.77       4,091           0.00   0.83    -   2.05     1.44   -    2.69
         2003                   1,036     4.72  -    11.46       4,837           0.00   0.83    -   2.05    57.81   -   59.75
         2002                     664     2.99  -     7.17       1,961           0.94   0.83    -   2.05   -44.24   -  -28.27
      Limited Duration
         2006                   2,750    11.04  -    12.33      32,271           4.68   0.70    -   1.85     2.37   -    3.56
         2005                   3,545    10.78  -    11.91      40,508           3.87   0.70    -   1.85     0.01   -    1.16
         2004                   4,395    10.61  -    11.77      50,056           4.12   0.70    -   2.05    -0.64   -    0.71
         2003                   5,392    10.68  -    11.69      61,420           4.05   0.70    -   2.05     0.15   -    1.51
         2002                   6,130    10.66  -    11.51      69,291           3.58   0.70    -   2.05     1.94   -    3.33
      Money Market
         2006                   8,634    10.18  -    11.56     124,279           4.63   0.70    -   2.05     2.50   -    3.89
         2005                   9,494     9.93  -    11.13     134,039           2.68   0.70    -   2.05     0.71   -    2.07
         2004                  11,900     9.86  -    10.90     166,792           0.79   0.70    -   2.05    -1.18   -    0.16
         2003                  16,876     9.98  -    10.89     237,222           0.66   0.70    -   2.05    -1.37   -   -0.03
         2002 (bn)             28,382    10.12  -    10.89     402,007           1.31   0.70    -   2.05     0.63   -    1.21
      Pacific Growth
         2004 (bo)                  -      N/A  -      N/A           -           0.00   0.70    -   2.05      N/A   -     N/A
         2003                   5,498     4.84  -     6.48      22,979           0.00   0.70    -   2.05    27.02   -   28.74
         2002                   5,625     3.76  -     5.10      18,319           0.00   0.70    -   2.05   -24.43   -  -23.40
      Quality Income Plus
         2006                   7,370    12.76  -    15.28     170,943           5.03   0.70    -   2.05     3.56   -    4.96
         2005                   9,929    12.32  -    14.56     219,645           5.10   0.70    -   2.05     1.23   -    2.61
         2004                  12,316    12.17  -    14.19     276,600           5.45   0.70    -   2.05     3.09   -    4.49
         2003                  15,564    11.81  -    13.58     340,872           5.68   0.70    -   2.05     6.25   -    7.69
         2002                  19,078    11.11  -    12.61     397,716           6.01   0.70    -   2.05     3.37   -    4.78

(ae) For the period beginning January 1, 2006, and ended June 23, 2006
(bn) On August 31, 2002, Capital Growth merged into Money Market
(bo) For the period beginning January 1, 2004 and ended April 30, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable
   Investment Series
   Sub-Accounts
   (continued):
      S&P 500 Index
         2006                   6,425  $ 10.26  -  $ 10.58  $   77,960           1.62%  0.70%   -   2.05%   13.22%  -   14.75%
         2005                   9,063     9.06  -     9.22      96,741           1.62   0.70    -   2.05     2.52   -    3.91
         2004                  11,740     8.84  -     8.87     122,996           0.96   0.70    -   2.05     8.35   -    9.82
         2003                  13,279     8.08  -     8.16     127,914           1.01   0.70    -   2.05    25.26   -   26.96
         2002                  13,650     6.36  -     6.51     104,609           1.01   0.70    -   2.05   -24.06   -  -23.03
      Strategist
         2006                   8,248    12.51  -    14.02     241,744           2.57   0.70    -   2.05    12.69   -   14.21
         2005                  10,340    11.10  -    12.27     271,309           1.90   0.70    -   2.05     6.13   -    7.57
         2004                  12,349    10.46  -    11.41     325,336           1.91   0.70    -   2.05     8.13   -    9.60
         2003                  14,584     9.68  -    10.41     366,549           1.65   0.70    -   2.05    23.68   -   25.36
         2002                  16,778     7.82  -     8.30     351,932           1.54   0.70    -   2.05   -11.72   -  -10.52
      Utilities
         2006                   5,184    10.03  -    10.73     132,186           1.99   0.70    -   2.05    17.88   -   19.48
         2005                   6,612     8.50  -     8.98     143,844           2.34   0.70    -   2.05    12.30   -   13.82
         2004                   7,513     7.57  -     7.89     157,840           2.49   0.70    -   2.05    18.21   -   19.82
         2003                   9,199     6.41  -     6.58     165,009           2.83   0.70    -   2.05    14.96   -   16.53
         2002                  11,242     5.57  -     5.65     179,523           2.79   0.70    -   2.05   -24.43   -  -23.40

Investments in the Morgan
   Stanley Variable Investment
   Series (Class Y Shares)
   Sub-Accounts:
      Aggressive Equity
         (Class Y Shares)
         2006                   2,987    16.66  -    17.48      30,430           0.00   1.29    -   2.59     4.86   -    6.26
         2005                   2,999    15.88  -    16.45      28,565           0.00   1.29    -   2.59    19.56   -   21.15
         2004                   3,342    13.29  -    13.58      26,131           0.00   1.29    -   2.59     9.56   -   11.02
         2003                   3,669    12.13  -    12.23      25,091           0.00   1.29    -   2.59    21.26   -   22.34
         2002                   3,298     5.19  -     6.91      17,226           0.10   1.35    -   2.20   -24.52   -  -23.87
      Capital Growth
         (Class Y Shares)
         2002 (bp)                  -      N/A  -      N/A           -           0.27   1.35    -   2.20      N/A   -     N/A

(bp) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable Investment
   Series (Class Y Shares)
   Sub-Accounts
   (continued):
      Dividend Growth
         (Class Y Shares)
            2006               10,201  $ 14.19  -  $ 14.90  $  129,082           1.12%  1.29%   -   2.59%    7.97%  -    9.40%
            2005               11,696    13.15  -    13.62     135,625           1.08   1.29    -   2.59     2.63   -    4.00
            2004               11,891    12.81  -    13.10     132,693           1.43   1.29    -   2.59     5.41   -    6.81
            2003               11,170    12.15  -    12.26     114,227           1.65   1.29    -   2.59    21.52   -   22.60
            2002                8,696     7.42  -     8.04      68,923           1.99   1.35    -   2.20   -20.02   -  -19.33
      Equity
         (Class Y Shares)
            2006               10,777    14.79  -    15.53     110,189           0.00   1.29    -   2.59     1.23   -   55.26
            2005               12,195    14.61  -    15.14     119,287           0.00   1.29    -   2.59    14.85   -   16.38
            2004               13,667    12.72  -    13.01     112,120           0.22   1.29    -   2.59     7.99   -    9.43
            2003               14,125    11.78  -    11.88      98,665           0.14   1.29    -   2.59    17.80   -   18.84
            2002               11,901     5.31  -     8.10      63,832           0.19   1.35    -   2.30   -22.50   -  -19.01
      European Growth
         (Class Y Shares)
            2006                3,485    18.41  -    19.32      44,439           1.49   1.29    -   2.59    26.52   -   28.21
            2005                3,838    14.55  -    15.07      38,367           0.97   1.29    -   2.59     5.56   -    6.96
            2004                4,429    13.78  -    14.09      41,305           0.98   1.29    -   2.59     9.57   -   11.03
            2003                4,424    12.58  -    12.69      35,785           0.61   1.29    -   2.59    25.79   -   26.90
            2002                3,700     5.76  -     8.05      21,755           1.85   1.35    -   2.30   -22.58   -  -19.50
      Global Advantage
         (Class Y Shares)
            2006                1,036    16.33  -    17.15      10,541           0.55   1.29    -   2.59    15.29   -   16.83
            2005                1,190    14.17  -    14.68      10,387           0.05   1.29    -   2.59     3.69   -    5.07
            2004                1,302    13.66  -    13.97      10,869           0.30   1.29    -   2.59     9.38   -   10.84
            2003                1,276    12.49  -    12.60       9,194           0.74   1.29    -   2.59    24.92   -   26.03
            2002                1,033     4.95  -     8.06       5,212           0.66   1.35    -   2.30   -22.00   -  -19.42
      Global Dividend Growth
        (Class Y Shares)
            2006                4,671    17.59  -    18.47      72,767           1.74   1.29    -   2.59    18.46   -   20.04
            2005                5,317    14.85  -    15.38      69,331           1.47   1.29    -   2.59     3.43   -    4.81
            2004                5,319    14.36  -    14.68      65,871           1.37   1.29    -   2.59    11.68   -   13.17
            2003                4,330    12.86  -    12.97      46,680           1.63   1.29    -   2.59    28.57   -   29.71
            2002                2,607     7.89  -     8.13      20,621           1.86   1.35    -   2.30   -18.74   -  -13.89

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable Investment
   Series (Class Y Shares)
   Sub-Accounts
   (continued):
      High Yield
         (Class Y Shares)
            2006                3,372  $ 12.64  -  $ 13.27  $   28,708           6.71%  1.29%   -    2.59%    6.19% -   7.61%
            2005                4,278    11.90  -    12.33      33,289           7.05   1.29    -    2.59    -0.71  -   0.61
            2004                4,910    11.99  -    12.25      37,267           7.51   1.29    -    2.59     6.73  -   8.15
            2003                5,305    11.23  -    11.33      33,806           8.97   1.29    -    2.59    12.32  -  13.31
            2002                2,433     4.14  -     9.10      10,639          18.51   1.35    -    2.30    -8.99  -  -8.60
      Income Builder
         (Class Y Shares)
            2006                3,086    14.39  -    15.11      43,341           2.37   1.29    -    2.59    11.02  -  12.49
            2005                3,485    12.96  -    13.43      43,791           2.46   1.29    -    2.59     3.95  -   5.34
            2004                3,881    12.47  -    12.75      46,473           3.55   1.29    -    2.59     7.85  -   9.29
            2003                3,718    11.56  -    11.67      40,658           2.90   1.29    -    2.59    15.63  -  16.66
            2002                1,482     8.88  -     9.17      13,401           4.48   1.35    -    2.30   -11.23  -  -9.19
      Information
         (Class Y Shares)
            2006 (ae)               -      N/A  -      N/A           -           0.00   0.00    -    0.00      N/A  -    N/A
            2005                1,511    14.58  -    15.10       9,036           0.00   1.29    -    2.59    -2.38  -  -1.09
            2004                2,101    14.93  -    15.27      12,763           0.00   1.29    -    2.59     0.68  -   2.02
            2003                2,271    14.83  -    14.96      13,028           0.00   1.29    -    2.59    48.33  -  49.65
            2002                1,667     2.92  -     7.43       5,044           1.07   1.35    -    2.30   -44.05  - -25.69
      Limited Duration
         (Class Y Shares)
            2006               10,388     9.81  -    10.29     110,355           4.47   1.29    -    2.59     1.34  -   2.69
            2005               11,553     9.68  -    10.03     120,269           3.70   1.29    -    2.59    -1.11  -   0.20
            2004               11,437     9.79  -    10.00     120,213           4.01   1.29    -    2.59    -1.45  -  -0.13
            2003               11,259     9.93  -    10.02     120,623           3.95   1.29    -    2.59    -0.70  -   0.18
            2002                6,502    10.12  -    11.09      70,981           3.13   1.35    -    2.30     1.22  -   2.41
      Money Market
         (Class Y Shares)
            2006 (ae)           9,658     9.80  -    10.29      99,058           4.44   1.29    -    2.59     1.66  -   3.01
            2005                9,420     9.64  -     9.99      94,188           2.51   1.29    -    2.59     1.21  -  -0.11
            2004                8,639     9.65  -     9.87      85,984           0.59   1.29    -    2.59    -1.99  -  -0.68
            2003                8,984     9.85  -     9.94      90,996           0.40   1.29    -    2.59    -1.52  -  -0.64
            2002 (bq)          12,744     9.92  -    10.46     131,413           1.01   1.35    -    2.30    -0.78  -  -0.27

(ae) For the period beginning January 1, 2006, and ended June 23, 2006
(bq) On August 31, 2002, Capital Growth (Class Y Shares) merged into Money Market (Class Y Shares)

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                          At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                               Units     Unit Fair Value    Net Assets   Investment         Expense               Total
                               (000s)    Lowest to Highest    (000s)    Income Ratio*       Ratio**             Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Morgan
   Stanley Variable Investment
   Series (Class Y Shares)
   Sub-Accounts
   (continued):
      Pacific Growth
         (Class Y Shares)
            2004 (bo)               -  $   N/A  -  $   N/A  $        -           0.00%  1.29%   -    2.44%     N/A% -    N/A%
            2003                1,166    13.83  -    13.94       7,364           0.00   1.29    -    2.44    38.35  -  39.43
            2002                  631     3.94  -     6.09       2,619           0.00   1.35    -    2.20   -25.23  - -24.59
      Quality Income Plus
         (Class Y Shares)
            2006               16,996    10.78  -    11.31     205,030           5.01   1.29    -    2.59     2.62  -   3.98
            2005               16,194    10.50  -    10.88     191,363           4.85   1.29    -    2.59     0.41  -   1.75
            2004               14,099    10.46  -    10.69     170,081           5.24   1.29    -    2.59     2.35  -   3.72
            2003               11,264    10.22  -    10.31     136,406           5.95   1.29    -    2.59     2.20  -   3.11
            2002                8,406    10.33  -    12.04      99,130           5.73   1.35    -    2.30     3.28  -   3.85
      S&P 500 Index
         (Class Y Shares)
            2006               13,991    14.73  -    15.46     161,681           1.43   1.29    -    2.59    12.24  -  13.73
            2005               15,651    13.12  -    13.60     157,007           1.40   1.29    -    2.59     1.74  -   3.09
            2004               16,146    12.90  -    13.19     151,930           0.81   1.29    -    2.59     7.44  -   8.87
            2003               15,307    12.01  -    12.11     127,061           0.82   1.29    -    2.59    20.07  -  21.14
            2002               10,380     5.90  -     7.13      61,909           0.94   1.35    -    2.20   -24.35  - -23.71
      Strategist
         (Class Y Shares)
            2006                7,497    15.06  -    15.81      98,826           2.40   1.29    -    2.59    11.79  -  13.27
            2005                8,176    13.47  -    13.95      94,837           1.72   1.29    -    2.59     5.27  -   6.67
            2004                8,876    12.79  -    13.08      95,972           1.74   1.29    -    2.59     7.26  -   8.70
            2003                8,863    11.93  -    12.03      87,272           1.45   1.29    -    2.59    19.28  -  20.34
            2002                7,216     7.78  -     8.89      55,794           1.43   1.35    -    2.30   -11.32  - -11.06
      Utilities
         (Class Y Shares)
            2006                2,977    17.40  -    18.27      33,317           1.79   1.29    -    2.59    16.93  -  18.48
            2005                3,375    14.88  -    15.42      32,047           2.19   1.29    -    2.59    11.40  -  12.88
            2004                3,569    13.36  -    13.66      29,343           2.33   1.29    -    2.59    17.17  -  18.73
            2003                3,738    11.40  -    11.51      25,295           2.70   1.29    -    2.59    14.04  -  15.05
            2002                3,518     5.61  -     6.23      19,653           2.81   1.35    -    2.20   -24.76  - -24.11

(bo) For the period beginning January 1, 2004 and ended April 30, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                             At December 31,                       For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                               Units     Unit Fair Value    Net Assets   Investment        Expense                Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*      Ratio**              Return***
                              -------  -------------------  ----------  -------------  ------------------  -----------------
Investments in the Neuberger &
   Berman Advisors Management
   Trust Sub-Accounts:
      AMT Guardian
            2006                   -   $     -  -  $     -  $        -           0.00%  0.00%   -    0.00%    0.00% -   0.00%
            2005                   -         -  -        -           -           0.00   0.00    -    0.00     0.00  -   0.00
            2004                   1     12.62  -    12.62          10           0.13   1.59    -    1.59    13.99  -  13.99
            2003                   1     11.07  -    11.07           7           0.83   1.59    -    1.59    29.68  -  29.68
            2002                   1      8.54  -     8.54           6           0.76   1.59    -    1.59   -27.61  - -27.61
      AMT Mid-Cap Growth
            2006       (less than) 1     15.73  -    16.01           7           0.00   1.37    -    1.59    12.89  -  13.14
            2005                   2     13.93  -    14.38          32           0.00   1.15    -    1.59    11.95  -  12.44
            2004                   2     12.45  -    12.79          28           0.00   1.15    -    1.59    14.47  -  14.98
            2003                   2     10.87  -    11.12          25           0.00   1.15    -    1.59    26.05  -  26.61
            2002                   2      8.63  -     8.78          20           0.00   1.15    -    1.59   -30.46  - -30.15
      AMT Partners
            2006                   9     15.40  -    15.40         142           0.67   1.59    -    1.59    10.48  -  10.48
            2005                  11     13.94  -    13.94         159           0.96   1.59    -    1.59    16.19  -  16.19
            2004                  12     12.00  -    12.00         140           0.01   1.59    -    1.59    17.10  -  17.10
            2003                  12     10.25  -    10.25         121           0.00   1.59    -    1.59    32.96  -  32.96
            2002                  13      7.71  -     7.71          98           0.58   1.59    -    1.59   -25.34  - -25.34

Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts:
      Oppenheimer Balanced
            2006                 583     12.42  -    14.25       8,116           2.33   1.15    -    1.85     9.10  -   9.88
            2005                 808     11.38  -    12.97      10,497           1.81   1.15    -    1.85     1.97  -   2.70
            2004                 948     11.16  -    12.63      12,084           1.04   1.15    -    1.85     8.06  -   8.84
            2003               1,032     10.33  -    11.60      12,224           2.89   1.15    -    1.85    22.65  -  23.53
            2002               1,078      8.42  -     9.39      10,442           3.27   1.15    -    1.85   -12.06  - -11.43
      Oppenheimer Capital
         Appreciation
            2006               1,171      9.17  -    11.33      12,520           0.38   1.15    -    1.85     5.96  -   6.72
            2005               1,368      8.65  -    10.62      13,704           0.91   1.15    -    1.85     3.16  -   3.90
            2004               1,553     10.58  -    10.81      14,953           0.31   1.25    -    1.65     5.19  -   5.61
            2003               1,581     10.06  -    10.24      14,409           0.35   1.25    -    1.65    28.80  -  29.32
            2002               1,588      7.81  -     7.92      11,150           0.64   1.25    -    1.65   -28.06  - -27.77
      Oppenheimer Core
         Bond
            2006                 295     13.52  -    13.93       4,089           5.42   1.25    -    1.65     3.56  -   3.97
            2005                 347     13.06  -    13.40       4,634           5.38   1.25    -    1.65     0.91  -   1.32
            2004                 399     12.94  -    13.22       5,253           4.64   1.25    -    1.65     3.77  -   4.18
            2003                 386     12.47  -    12.69       4,894           4.79   1.25    -    1.65     5.03  -   5.45
            2002                 726     11.87  -    12.04       8,735           6.14   1.25    -    1.65     7.29  -   7.72

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Oppenheimer
   Variable Account Funds
   Sub-Accounts (continued):
      Oppenheimer Global
         Securities
            2006                  635  $ 15.10  -  $ 19.97  $   12,151           1.05%  1.15%   -    1.85%  15.52%  -   16.35%
            2005                  731    13.07  -    17.16      12,029           1.00   1.15    -    1.85   12.20   -   13.00
            2004                  788    15.96  -    16.31      11,428           1.21   1.25    -    1.65   17.21   -   17.68
            2003                  857    13.61  -    13.86      10,485           0.67   1.25    -    1.65   40.68   -   41.25
            2002                  946     9.68  -     9.81       8,181           0.60   1.25    -    1.65  -23.41   -  -23.10
      Oppenheimer High
         Income
            2006                  144    13.16  -    13.36       1,908           7.32   1.25    -    1.45    7.85   -    8.07
            2005                  161    12.05  -    12.36       1,982           6.77   1.25    -    1.65    0.64   -    1.05
            2004                  174    11.97  -    12.23       2,117           5.84   1.25    -    1.65    7.18   -    7.61
            2003                  137    11.17  -    11.37       1,548           5.98   1.25    -    1.65   11.67   -   22.42
            2002                  115     9.22  -     9.28       1,062          11.89   1.25    -    1.45   -3.80   -   -3.61
      Oppenheimer Main
         Street
            2006                  751    11.19  -    11.43       8,286           1.20   1.15    -    1.85   12.90   -   13.71
            2005                  973     9.84  -    10.12       9,394           1.39   1.15    -    1.85    4.02   -    4.77
            2004                1,169     9.40  -     9.73      10,777           0.84   1.15    -    1.85    7.43   -    8.21
            2003                1,307     8.68  -     9.06      11,121           0.92   1.15    -    1.85   24.38   -   25.27
            2002                1,352     6.93  -     7.28       9,182           0.78   1.15    -    1.85  -20.30   -  -19.73
      Oppenheimer Main Street
         Small Cap Growth
            2006                  218    21.02  -    21.65       4,716           0.16   1.25    -    1.65   13.12   -   13.57
            2005                  238    18.58  -    19.06       4,521           0.00   1.25    -    1.65    8.13   -    8.56
            2004                  256    17.18  -    17.56       4,484           0.00   1.25    -    1.65   17.47   -   17.94
            2003                  230    14.63  -    14.89       3,423           0.00   1.25    -    1.65   42.00   -   42.57
            2002                  199    10.30  -    10.44       2,078           0.00   1.25    -    1.65  -17.13   -  -16.79
      Oppenheimer MidCap
         Fund (af)
            2006                  290     9.71  -    10.07       2,481           0.00   1.15    -    1.85    1.06   -    1.78
            2005                  351     9.54  -     9.97       2,923           0.00   1.15    -    1.85   10.26   -   11.05
            2004                  397     8.59  -     9.04       2,956           0.00   1.15    -    1.85   17.56   -   18.41
            2003                  431     7.26  -     7.69       2,741           0.00   1.15    -    1.85   23.27   -   24.16
            2002                  504     5.84  -     6.24       2,542           0.64   1.15    -    1.85  -29.13   -  -28.62
      Oppenheimer Strategic
         Bond
            2006                  426    13.98  -    15.36       6,285           4.52   1.15    -    2.00    5.34   -    6.26
            2005                  519    13.27  -    14.45       7,252           4.52   1.15    -    2.00    1.50   -   32.72
            2004                  565    13.32  -    14.24       7,816           5.17   1.15    -    1.85    6.66   -    7.43
            2003                  669    12.48  -    13.25       8,643           6.02   1.15    -    1.85   15.89   -   16.72
            2002                  704    10.77  -    11.35       7,829           6.54   1.15    -    1.85    5.46   -    6.21

(af) Previously known as Oppenheimer Aggressive Growth

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Oppenheimer
   Variable Account Funds
   (Service Class ("SC"))
   Sub-Accounts:
      Oppenheimer
         Balanced (SC)
            2006                2,694  $ 15.14  -  $ 15.99  $   42,541           1.92%  1.29%   -    2.59%   7.99%  -    9.43%
            2005                2,791    14.02  -    14.61      40,379           1.52   1.29    -    2.59    1.00   -    2.34
            2004                2,497    13.88  -    14.28      35,401           0.78   1.29    -    2.59    8.38   -   38.83
            2003                1,346    13.02  -    13.18      17,658           0.00   1.29    -    2.34   30.21   -   31.76
            2002 (ay)              19    10.68  -    10.71         207           0.00   1.29    -    2.24    6.84   -    7.06
      Oppenheimer Capital
         Appreciation (SC)
            2006                5,621    13.54  -    14.27      79,301           0.19   1.29    -    2.69    4.79   -    6.30
            2005                5,122    12.92  -    13.42      68,185           0.58   1.29    -    2.69    2.05   -    3.51
            2004                3,109    12.66       12.97      40,076           0.20   1.29    -    2.69    3.75   -    5.24
            2003 (aw)           1,236    12.23  -    12.32      15,196           0.00   1.29    -    2.64   22.35   -   23.23
      Oppenheimer Core
         Bond (SC)
            2006                3,076    10.29  -    10.59      32,374           1.98   1.29    -    2.54    2.88   -    3.58
            2005                  658    10.07  -    10.22       6,697           1.81   1.29    -    2.44    0.73   -    1.02
            2004 (az)              68    10.10  -    10.12         687           0.00   1.29    -    2.09    0.97   -    1.18
      Oppenheimer Global
         Securities (SC)
            2006                2,040    20.80  -    21.92      44,168           0.86   1.29    -    2.54   14.39   -   15.85
            2005                1,931    18.19  -    18.92      36,192           0.75   1.29    -    2.54   11.17   -   12.59
            2004                1,671    16.36  -    16.81      27,890           1.06   1.29    -    2.54   17.35   -   63.59
            2003                  945    14.20  -    14.32      13,485           0.00   1.29    -    1.99   42.00   -   43.23
            2002 (ay)              14    10.14  -    10.16         138           0.00   1.29    -    1.89    1.44   -    1.57
      Oppenheimer High
         Income (SC)
            2006                2,719    14.39  -    15.19      40,761           7.14   1.29    -    2.59    6.41   -    7.82
            2005                2,743    13.52  -    14.09      38,255           5.88   1.29    -    2.59   -0.63   -    0.69
            2004                2,292    13.61  -    13.99      31,835           4.80   1.29    -    2.59    7.33   -   36.05
            2003                1,079    12.95  -    13.04      14,015           0.00   1.29    -    1.89   29.46   -   30.39
            2002 (ay)              13    10.65  -    10.67         138           0.00   1.29    -    1.99    6.54   -    6.70

(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ay) For the period beginning October 14, 2002 and ended December 31, 2002
(az) For the period beginning October 1, 2004 and ended December 31, 2004

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Oppenheimer
   Variable Account Funds
   (Service Class ("SC"))
   Sub-Accounts (continued):
      Oppenheimer Main
         Street (SC)
            2006                7,324  $ 15.27  -  $ 16.20  $  117,037           0.94%  1.29%   -    2.69%   11.68% -   13.28%
            2005                6,155    13.67  -    14.30      87,051           0.96   1.29    -    2.69     2.90  -    4.38
            2004                4,263    13.29  -    13.70      57,933           0.62   1.29    -    2.69     6.21  -    7.74
            2003                2,868    12.56  -    12.71      36,308           0.00   1.29    -    2.34    25.63  -   27.13
            2002 (ay)              96    10.16  -    10.19         979           0.00   1.29    -    2.24     1.65  -    1.86
      Oppenheimer Main Street
         Small Cap Growth (SC)
            2006                2,636    20.15  -    21.28      55,315           0.02   1.29    -    2.59    11.70  -   13.18
            2005                2,340    18.04  -    18.80      43,534           0.00   1.29    -    2.59     6.88  -    8.30
            2004                1,714    16.88  -    17.36      29,516           0.00   1.29    -    2.59    16.09  -   17.64
            2003                1,040    14.65  -    14.75      15,279           0.00   1.29    -    1.89    46.50  -   47.55
            2002                   36     9.89  -     9.89         367           0.00   1.50    -    1.50   -17.19  -  -17.19
      Oppenheimer MidCap
         Fund (Service Shares) (ag)
            2006                1,382    15.66  -    16.47      22,453           0.00   1.29    -    2.49     0.15  -    1.38
            2005                1,215    15.61  -    16.25      19,532           0.00   1.29    -    2.54     9.15  -   10.54
            2004                  946    14.31  -    14.70      13,794           0.00   1.29    -    2.54    16.40  -   17.89
            2003                  580    12.38  -    12.47       7,195           0.00   1.29    -    1.84    23.84  -   24.68
            2002 (ay)               7    10.06  -    10.07          68           0.00   1.29    -    1.74     0.59  -    0.69
      Oppenheimer Strategic
         Bond (SC)
            2006                9,618    13.20  -    14.00     132,951           4.00   1.29    -    2.69     4.36  -    5.85
            2005                8,740    12.65  -    13.22     114,446           3.64   1.29    -    2.69    -0.27  -    1.16
            2004                6,045    12.68  -    13.07      78,449           3.76   1.29    -    2.69     5.52  -    7.04
            2003                2,662    12.11  -    12.21      32,367           0.00   1.29    -    1.99    21.08  -   22.13
            2002 (ay)              73    10.54  -    10.56         771           0.00   1.29    -    2.24     5.38  -    5.60

Investments in the PIMCO
   Advisors Variable
   Insurance Trust Sub-Accounts:
      OpCap Balanced
            2006                    1    11.92  -    11.92          10           0.80   1.50    -    1.50     9.14  -    9.14
            2005                    1    10.92  -    10.92           9           0.28   1.50    -    1.50     1.20  -    1.20
            2004 (as) (bf)          1    10.79  -    10.79          10           0.00   1.50    -    1.50     7.94  -    7.94

(ag) Previously known as Oppenheimer Aggressive Growth (SC)
(as) For the period beginning April 30, 2004 and ended December 31, 2004
(ay) For the period beginning October 14, 2002 and ended December 31, 2002
(bf) On April 30, 2004, LSA Balanced merged into OpCap Balanced

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the PIMCO
   Advisors Variable
   Insurance Trust
   Sub-Accounts (continued):
      OpCap Small Cap
            2006        (less than) 1  $ 18.26  -  $ 18.26  $        2           0.00%   1.50%  -    1.50%  22.23%  -   22.23%
            2005        (less than) 1    14.94  -    14.94           2           0.00    1.50   -    1.50   -1.44   -   -1.44
            2004        (less than) 1    15.15  -    15.15           2           0.04    1.50   -    1.50   16.11   -   16.11
            2003        (less than) 1    13.05  -    13.05           1           0.00    1.50   -    1.50   40.52   -   40.52
            2002        (less than) 1     9.29  -     9.29           1           0.00    1.50   -    1.50  -22.81   -  -22.81
      PEA Science and
         Technology
            2005 (al)               -      N/A  -      N/A           -           0.00    1.50   -    1.50     N/A   -     N/A
            2004        (less than) 1    11.73  -    11.73           1           0.00    1.50   -    1.50   -6.53   -   -6.53
            2003        (less than) 1    12.55  -    12.55           1           0.00    1.50   -    1.50   60.89   -   60.89
            2002        (less than) 1     7.80  -     7.80           1           0.00    1.50   -    1.50  -50.34   -  -50.34

Investments in the PIMCO
   Variable Insurance Trust
   Sub-Accounts:
      Foreign Bond
            2006        (less than) 1    11.72  -    11.72           3           3.19    1.50   -    1.50    0.66   -    0.66
            2005        (less than) 1    11.64  -    11.64           3           2.62    1.50   -    1.50    3.57   -    3.57
            2004        (less than) 1    11.24  -    11.24           2           1.92    1.50   -    1.50    3.98   -    3.98
            2003        (less than) 1    10.81  -    10.81           2           1.40    1.50   -    1.50    0.72   -    0.72
            2002                   10    10.73  -    10.73         108           1.96    1.50   -    1.50    6.58   -    6.58
      Money Market
            2006                    1    10.29  -    10.29           9           4.50    1.50   -    1.50    3.05   -    3.05
            2005                    1     9.99  -     9.99           9           1.89    1.50   -    1.50    1.23   -    1.23
            2004                    2     9.86  -     9.86          18           0.91    1.50   -    1.50   -0.63   -   -0.63
            2003                    1     9.93  -     9.93          14           0.71    1.50   -    1.50   -0.79   -   -0.79
            2002                    1    10.01  -    10.01           7           1.68    1.50   -    1.50   -0.12   -   -0.12
      PIMCO Total Return
            2006                    1    11.83  -    11.83          13           4.56    1.50   -    1.50    2.30   -    2.30
            2005                    1    11.56  -    11.56          10           5.05    1.50   -    1.50    0.91   -    0.91
            2004        (less than) 1    11.46  -    11.46           1           1.76    1.50   -    1.50    3.31   -    3.31
            2003        (less than) 1    11.09  -    11.09           1           1.71    1.50   -    1.50    3.46   -    3.46
            2002                   10    10.72  -    10.72         108           2.31    1.50   -    1.50    7.45   -    7.45
      PIMCO VIT Commodity
         Real Return Strategy
            2006 (x)              214     9.44  -     9.52       2,034           5.88    1.29   -    2.44   -5.58   -   -4.83

(x)  For the period beginning May 1, 2006, and ended December 31, 2006
(al) For the period beginning January 1, 2005 and ended May 1, 2005

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the PIMCO
   Variable Insurance Trust
   Sub-Accounts (continued):
      PIMCO VIT Emerging
         Markets Bond
         (Admin Shares)
            2006 (x)               43  $ 10.65  -  $ 10.73  $      458           3.30%   1.29%  -    2.44%   6.48%  -    7.32%
      PIMCO VIT Real Return
         (Advisor Shares)
            2006 (x)              178    10.08  -    10.15       1,798           2.98    1.29   -    2.19    0.84   -    1.46
      PIMCO VIT Total Return
         (Advisor Shares)
            2006 (x)            1,168    10.25  -    10.33      12,031           3.13    1.29   -    2.39    2.51   -    3.29

Investments in the Putnam
   Variable Trust Sub-Accounts:
      VT American
         Government Income
            2006                4,029    11.94  -    13.46      49,819           4.18    0.80   -    2.15    1.01   -    2.40
            2005                4,674    11.82  -    13.14      56,674           3.27    0.80   -    2.15   -0.82   -    0.55
            2004                5,447    11.92  -    13.07      66,003           3.83    0.80   -    2.15    0.45   -    1.84
            2003                6,916    11.87  -    12.83      83,025           2.44    0.80   -    2.15   -0.63   -    0.74
            2002               11,733    11.94  -    12.74     141,661           1.69    0.80   -    2.15    6.53   -    8.00
      VT Asia Pacific Growth
            2002 (bq)               -      N/A  -      N/A           -           1.43    1.40   -    1.40     N/A   -     N/A
      VT Capital
         Appreciation
            2006                1,670     9.29  -    10.10      16,265           0.11    0.80   -    2.15    9.91   -   11.43
            2005                1,917     8.45  -     9.06      16,847           0.43    0.80   -    2.15    5.56   -    7.02
            2004                2,103     8.01  -     8.47      17,376           0.00    0.80   -    2.15   12.24   -   13.78
            2003                2,142     7.14  -     7.44      15,653           0.00    0.80   -    2.15   22.11   -   23.80
            2002                2,075     5.84  -     6.01      12,315           0.14    0.80   -    2.15  -41.57   -  -22.97
      VT Capital Opportunities
            2006                  446    18.29  -    18.98       8,302           0.09    0.80   -    1.80   13.15   -   14.30
            2005                  393    16.04  -    16.61       6,431           0.00    0.80   -    2.10    9.28   -   60.37
            2004                  233    14.95  -    15.20       3,508           4.42    0.80   -    1.80   16.00   -   17.18
            2003 (aw)             105    12.88  -    12.97       1,361           0.00    0.80   -    1.80   28.84   -   29.72
      VT Discovery Growth
            2006                2,971     5.29  -     5.75      16,757           0.00    0.80   -    2.15    8.69   -   10.18
            2005                3,413     4.87  -     5.22      17,568           0.00    0.80   -    2.15    4.95   -    6.39
            2004                4,137     4.64  -     4.91      20,140           0.00    0.80   -    2.15    5.26   -    6.72
            2003                4,528     4.41  -     4.60      20,769           0.00    0.80   -    2.15  -55.93   -   30.95
            2002                4,603     3.42  -     3.51      16,187           0.00    0.80   -    2.10  -31.06   -  -30.14

(x)  For the period beginning May 1, 2006, and ended December 31, 2006
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(bq) For the period beginning January 1, 2002 and ended October 11, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Diversified Income
            2006                5,915  $ 13.71  -  $ 15.14  $   83,598           5.74%   0.80%  -    2.15%   4.01%  -    5.45%
            2005                6,486    13.18  -    14.36      87,435           7.39    0.80   -    2.15    0.84   -    2.23
            2004                6,968    13.07  -    14.05      92,393           9.33    0.80   -    2.15    6.85   -    8.33
            2003                7,546    12.23  -    12.97      92,890           8.88    0.80   -    2.15   17.47   -   19.09
            2002                7,583    10.41  -    10.89      78,835           8.53    0.80   -    2.15    3.63   -    5.06
      VT Equity Income
            2006                2,267    15.73  -    16.54      36,750           1.08    0.80   -    2.15   16.30   -   17.90
            2005                2,057    13.53  -    14.03      28,456           0.96    0.80   -    2.15    3.24   -    4.66
            2004                1,611    13.10  -    13.41      21,402           0.00    0.80   -    2.15   10.92   -   31.03
            2003 (aw)             786    11.99  -    12.09       9,460           0.66    0.80   -    2.00   19.88   -   20.86
      VT The George Putnam
         Fund of Boston
            2006               16,006    13.69  -    13.89     211,492           2.56    0.80   -    2.69    8.92   -   11.03
            2005               19,864    12.33  -    12.75     237,197           2.01    0.80   -    2.69    1.21   -    3.17
            2004               20,326    11.95  -    12.60     235,336           1.86    0.80   -    2.69    5.30   -    7.34
            2003               19,241    11.24  -    12.16     206,716           0.00    1.29   -    2.59   12.42   -   21.58
            2002               16,695     9.59  -    10.50     152,666           2.32    0.80   -    2.24   -9.48   -    5.02
      VT Global Asset
         Allocation
            2006                3,913    12.31  -    15.01      51,614           2.53    0.80   -    2.59    9.94   -   11.96
            2005                3,355    10.99  -    13.65      39,386           1.08    0.80   -    2.59    4.21   -    6.12
            2004                2,842    10.36  -    13.10      30,774           2.74    0.80   -    2.59    6.28   -    8.24
            2003                2,429    12.40  -    12.51      23,896           0.00    1.29   -    1.99   24.02   -   25.10
            2002                1,970     7.44  -     7.92      15,333           1.79    0.80   -    2.15  -25.60   -  -13.22
      VT Global Equity
            2006                6,002     7.04  -     9.67      59,229           0.34    0.80   -    2.15   20.58   -   22.23
            2005                6,652     5.84  -     7.91      54,086           0.79    0.80   -    2.15    6.45   -    7.91
            2004                7,523     5.48  -     7.33      57,172           1.99    0.80   -    2.15   11.24   -   12.77
            2003                8,402     4.93  -     6.50      57,065           0.94    0.80   -    2.15   26.45   -   28.20
            2002                9,465     3.90  -     5.07      50,470           0.06    0.80   -    2.15  -24.07   -  -23.02
      VT Growth and Income
            2006               44,194    13.92  -    16.70     557,237           1.56    0.70   -    2.69   12.80   -   15.10
            2005               53,314    12.09  -    14.80     585,599           1.57    0.70   -    2.69    2.41   -    4.50
            2004               60,631    11.57  -    14.46     638,184           1.57    0.70   -    2.69    8.12   -   10.34
            2003               65,400    10.49  -    12.22     621,839           1.62    0.70   -    2.44   22.22   -   26.49
            2002               65,741     8.15  -     8.29     486,817           1.59    0.70   -    2.30  -19.55   -  -18.46

(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT Growth Opportunities
            2006                4,517  $  4.38  -  $  4.82  $   20,995           0.06%   0.80%  -    2.15%   6.23%  -    7.69%
            2005                5,332     4.12  -     4.48      23,150           0.63    0.80   -    2.15    1.87   -    3.28
            2004                6,236     4.05  -     4.33      26,369           0.00    0.80   -    2.15   -0.44   -    0.93
            2003                6,739     4.07  -     4.29      28,422           0.00    0.80   -    2.15  -59.35   -   22.07
            2002                7,169     3.44  -     3.52      24,897           0.00    0.80   -    2.10  -30.97   -  -30.06
      VT Health Sciences
            2006                5,445    12.97  -    13.17      67,227           0.32    0.80   -    2.49    0.24   -    1.97
            2005                6,508    12.92  -    12.94      79,355           0.06    0.80   -    2.49   10.39   -   12.29
            2004                7,307    11.50  -    11.72      79,846           0.18    0.80   -    2.49    4.46   -    6.27
            2003                7,941    11.24  -    11.37      81,918           0.00    1.29   -    2.34   12.39   -   13.73
            2002                8,461     7.48  -     9.22      74,293           0.00    0.80   -    2.15  -22.06   -  -20.98
      VT High Yield
            2006                6,642    14.72  -    15.40      97,207           7.59    0.80   -    2.59    7.67   -    9.64
            2005                7,310    13.43  -    14.31      97,237           8.04    0.80   -    2.59    0.43   -    2.27
            2004                7,790    13.13  -    14.24     100,363           7.97    0.80   -    2.59    9.66   -   42.44
            2003                8,620    13.33  -    13.43     100,371           4.98    1.29   -    1.89   33.33   -   34.28
            2002                6,086    10.31  -    10.31      54,823           2.38    1.50   -    1.50   -2.21   -   -2.21
      VT Income
            2006               17,751    10.69  -    13.69     214,023           4.26    0.80   -    2.59    1.82   -    3.69
            2005               17,575    10.50  -    13.20     208,386           3.13    0.80   -    2.59   -0.28   -    1.54
            2004               16,891    10.53  -    13.00     201,496           4.05    0.80   -    2.59    3.60   -    5.30
            2003               16,918    10.43  -    10.51     198,574           0.00    1.29   -    1.89    4.30   -    5.07
            2002               15,331    10.17  -    12.12     179,131           4.70    0.80   -    2.24    1.73   -    7.02
      VT International Equity
            2006               21,968    12.65  -    19.36     332,657           0.60    0.70   -    2.59   24.42   -   26.83
            2005               22,597     9.98  -    15.56     268,560           1.40    0.70   -    2.59    9.30   -   11.42
            2004               23,292     8.96  -    14.24     247,472           1.42    0.70   -    2.59   13.19   -   15.38
            2003               24,059     7.76  -    12.58     220,214           0.79    0.70   -    2.59   25.77   -   27.63
            2002               23,691     6.08  -     8.05     165,713           0.75    0.70   -    2.30  -19.46   -  -18.24
      VT International Growth
         and Income
            2006                4,476    14.50  -    16.75      73,975           1.15    0.80   -    2.15   24.50   -   26.21
            2005                4,420    11.64  -    13.27      58,280           0.81    0.80   -    2.15   11.65   -   13.19
            2004                4,427    10.43  -    11.72      51,803           1.15    0.80   -    2.15   18.38   -   20.01
            2003                3,946    12.55  -    12.55      38,739           1.40    1.50   -    1.50   35.78   -   35.78
            2002                4,193     9.24  -     9.24      30,279           0.52    1.50   -    1.50  -15.06   -  -15.06

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT International New
         Opportunities
            2006                3,427  $  8.08  -  $ 11.70  $   40,874           1.30%   0.80%  -    2.15%  23.43%  -   25.13%
            2005                3,636     6.55  -     9.35      35,417           0.64    0.80   -    2.15   15.83   -   17.42
            2004                3,533     5.65  -     7.96      29,412           0.97    0.80   -    2.15   10.91   -   12.44
            2003                3,723     5.10  -     7.08      27,875           0.29    0.80   -    2.15   30.35   -   32.14
            2002                4,098     3.91  -     5.36      23,437           0.66    0.80   -    2.15  -60.90   -  -14.32
      VT Investors
            2006               18,055     9.08  -    15.68     172,343           0.41    0.80   -    2.44   11.16   -   13.02
            2005               20,335     8.03  -    14.10     170,024           0.99    0.80   -    2.44    6.16   -    7.94
            2004               23,064     7.44  -    13.28     177,118           0.46    0.80   -    2.44    9.89   -   11.74
            2003               25,682    12.09  -    12.18     176,160           0.00    1.29   -    2.44   20.89   -   21.84
            2002               28,543     5.28  -    10.39     152,912           0.16    0.80   -    2.24  -24.48   -    3.95
      VT Mid Cap Value
            2006                1,083    17.81  -    18.72      19,862           0.22    0.80   -    2.15   12.60   -   14.15
            2005                  983    15.81  -    16.40      15,895           0.18    0.80   -    2.15   10.03   -   11.54
            2004                  568    14.37  -    14.70       8,269           0.00    0.80   -    2.15   12.96   -   14.52
            2003 (aw)             208    12.72  -    12.84       2,666           0.53    0.80   -    2.15   27.23   -   28.40
      VT Money Market
            2006               14,482     9.75  -    11.46     150,672           4.27    0.80   -    2.54   -2.54   -    3.54
            2005                9,815     9.57  -    11.07      99,786           2.61    0.80   -    2.59   -0.12   -    1.71
            2004                7,635     9.58  -    10.88      77,879           0.66    0.80   -    2.59   -4.24   -   -0.15
            2003                8,105     9.75  -     9.91      84,932           0.07    1.29   -    2.69   -2.45   -   -0.86
            2002               10,198    10.43  -    10.93     110,594           1.22    0.80   -    2.10   -0.93   -    0.38
      VT New Opportunities
            2006               13,161     7.96  -    16.22     109,501           0.00    0.80   -    2.69    5.65   -    7.69
            2005               15,595     7.39  -    15.35     121,531           0.11    0.80   -    2.69    7.05   -    9.12
            2004               17,915     6.77  -    14.34     128,471           0.00    0.80   -    2.69    7.34   -    9.43
            2003               20,301    13.42  -    13.58     132,129           0.00    1.29   -    2.34   34.20   -   35.80
            2002               21,511     4.71  -    10.37     104,036           0.00    0.80   -    2.24  -31.07   -    3.66
      VT New Value
            2006               11,867    12.26  -    18.40     201,899           1.05    0.80   -    2.59   13.02   -   15.09
            2005               11,846    10.85  -    15.98     177,051           0.80    0.80   -    2.59    5.05   -    8.51
            2004               10,073    15.22  -    16.24     144,451           0.80    0.80   -    2.59   14.50   -   62.44
            2003                9,303    14.51  -    14.51     115,740           0.00    2.14   -    2.14   45.11   -   45.11
            2002                8,561    10.01  -    10.11      80,131           0.91    0.80   -    2.15  -17.42   -  -16.28

(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Putnam
   Variable Trust
   Sub-Accounts (continued):
      VT OTC & Emerging
         Growth
            2006                6,258  $  2.37  -  $  4.61  $   29,518           0.00%   0.80%  -    2.10%  10.05%  -   11.51%
            2005                7,201     2.15  -     4.13      30,905           0.00    0.80   -    2.10    5.60   -    7.00
            2004                8,536     2.04  -     3.86      34,313           0.00    0.80   -    2.10    6.25   -    7.66
            2003                9,070     1.92  -     3.59      34,595           0.00    0.80   -    2.10   32.87   -   34.63
            2002                9,824     1.45  -     2.66      28,362           0.00    0.80   -    2.10  -33.65   -  -32.76
      VT Research
            2006                8,102    10.20  -    15.25      84,868           0.56    0.80   -    2.34    8.71   -   10.42
            2005                9,811     9.24  -    13.96      93,506           0.84    0.80   -    2.49    2.40   -    4.17
            2004               11,404     8.87  -    13.63     104,637           0.00    0.80   -    2.49    4.88   -    6.70
            2003               12,617    13.15  -    13.15     108,268           0.00    1.49   -    1.49   31.48   -   31.48
            2002               13,162     5.79  -     6.68      89,316           0.56    0.80   -    2.15  -23.88   -  -22.83
      VT Small Cap Value
            2006                7,373    16.19  -    16.92     164,020           0.33    0.70   -    2.30   14.64   -   16.48
            2005                8,460    14.13  -    14.53     164,487           0.17    0.70   -    2.30    4.58   -    6.29
            2004                9,526    13.51  -    13.67     176,588           0.34    0.70   -    2.30   23.31   -   25.33
            2003               10,165    10.91  -    10.95     152,271           0.33    0.70   -    2.30    9.54   -   48.60
            2002                9,542     7.34  -     7.50      99,845           0.00    0.70   -    2.20  -26.60   -  -25.03
      VT Technology
            2002 (bq)               -      N/A  -      N/A           -           0.00    0.80   -    2.10     N/A   -     N/A
      VT Utilities Growth and
         Income
            2006                3,637    13.17  -    21.51      50,959           2.86    0.80   -    2.69   23.63   -   26.02
            2005                4,306    10.45  -    17.40      48,184           1.93    0.80   -    2.69    5.66   -    7.71
            2004                4,572     9.71  -    16.47      47,881           2.12    0.80   -    2.69   18.33   -   20.63
            2003                4,726    14.07  -    14.14      40,109           0.00    1.29   -    1.79   40.74   -   41.45
            2002                5,011     6.33  -     6.50      33,396           3.54    0.80   -    2.15  -25.72   -  -24.69
      VT Vista
            2006                8,515    10.17  -    17.36      87,412           0.00    0.80   -    2.69    2.62   -    4.61
            2005                9,919     9.72  -    16.91      97,783           0.00    0.80   -    2.69    9.14   -   11.25
            2004               11,018     8.74  -    15.50      98,090           0.00    0.80   -    2.69   15.42   -   17.66
            2003               11,475    13.49  -    13.65      85,718           0.00    1.29   -    2.34   34.85   -   36.46
            2002               10,931     5.62  -    10.36      59,768           0.00    0.80   -    2.24  -31.16   -    3.60
      VT Voyager
            2006               33,891     6.83  -    13.24     303,969           0.11    0.70   -    2.69    2.61   -    4.70
            2005               41,527     6.52  -    12.90     354,385           0.66    0.70   -    2.69    2.86   -    4.96
            2004               47,857     6.21  -    12.55     386,065           0.25    0.70   -    2.69    2.21   -    4.30
            2003               51,674     5.96  -    11.65     392,809           0.34    0.70   -    2.59   16.48   -   24.04
            2002               49,652     4.80  -     7.94     292,166           0.59    0.70   -    2.30  -27.04   -  -20.58

(bq) For the period beginning January 1, 2002 and ended October 11, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                              For the year ended December 31,
                              --------------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value        Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest         (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------      ----------  -------------   -----------------  ------------------
Investments in the Rydex
   Variable Trust
   Sub-Account:
      Rydex OTC
         2006           (less than) 1  $ 13.09  -  $ 13.09      $        5           0.00%  1.50%   -    1.50%   4.19%  -    4.19%
         2005           (less than) 1    12.57  -    12.57               4           0.00   1.50    -    1.50   -0.40   -   -0.40
         2004           (less than) 1    12.62  -    12.62   (less than) 1           0.00   1.50    -    1.50    7.71   -    7.71
         2003           (less than) 1    11.71  -    11.71   (less than) 1           0.00   1.50    -    1.50   43.24   -   43.24
         2002           (less than) 1     8.18  -     8.18   (less than) 1           0.00   1.50    -    1.50  -18.23   -  -18.23

Investments in the Scudder
   Variable Series I
   Sub-Accounts:
      21st Century Growth
         2005 (am)                  -      N/A  -      N/A               -           0.00   0.70    -    0.80     N/A   -     N/A
         2004                      94     8.57  -     8.62             808           0.00   0.70    -    0.80    9.97   -   10.08
         2003                      84     7.79  -     7.83             657           0.00   0.70    -    0.80   29.83   -   29.96
         2002                      95     6.00  -     6.02             572           0.00   0.70    -    0.80  -41.72   -  -41.66
      Balanced
         2005 (an)                  -      N/A  -      N/A               -           6.03   0.70    -    0.80     N/A   -     N/A
         2004                     241    11.46  -    11.53           2,770           1.72   0.70    -    0.80    5.63   -    5.74
         2003                     297    10.85  -    10.90           3,237           2.45   0.70    -    0.80   16.99   -   17.11
         2002                     306     9.27  -     9.31           2,848           2.85   0.70    -    0.80  -15.75   -  -15.67

Investments in the Scudder
   Variable Series II
   Sub-Accounts:
      Growth
         2005 (ao)                  -      N/A  -      N/A               -           1.67   0.70         0.80     N/A   -     N/A
         2004                     102     7.60  -     7.65             782           0.28   0.70    -    0.80    4.30   -    4.41
         2003                     115     7.29  -     7.32             842           0.11   0.70    -    0.80   23.72   -   23.84
         2002                     127     5.89  -     5.91             748           0.00   0.70    -    0.80  -29.97   -  -29.90

(ao) On April 29, 2005, Growth merged into Capital Growth
(an) On April 29, 2005, Balanced merged into Total Return
(am) On April 29, 2005, 21st Century Growth merged into Small Cap Growth

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the STI
   Classic Variable Trust
   Sub-Accounts:
      STI Capital Appreciation
            2006                1,120  $ 10.35  -  $ 11.68  $   21,018           0.27%  1.15%   -    2.34%   8.24%  -    9.56%
            2005                1,599     9.45  -    10.79      28,572           0.13   1.15    -    2.34   -3.21   -   -2.03
            2004                2,222    11.15  -    11.33      41,879           0.26   1.29    -    2.34    4.26   -    5.38
            2003                2,820    10.70  -    10.75      51,754           0.00   1.29    -    2.34    6.96   -    7.49
            2002                3,408     7.25  -     7.80      54,593           0.00   1.15    -    1.85  -23.33   -  -22.78
      STI International Equity
            2006                  230    14.06  -    19.39       4,133           1.17   1.15    -    1.89   22.14   -   23.06
            2005                  321    11.42  -    15.87       4,711           2.30   1.15    -    1.89   10.83   -   11.67
            2004                  432    14.32  -    14.45       5,713           2.15   1.29    -    1.89   17.81   -   43.23
            2003                  582    12.26  -    12.27       6,619           0.00   1.29    -    1.49   22.55   -   22.67
            2002                  707     6.39  -     9.00       5,935           0.00   1.15    -    1.80  -19.52   -  -10.04
      STI Investment Grade
         Bond
            2006                  689    10.30  -    13.35       9,070           4.34   1.15    -    2.39    1.88   -    3.17
            2005                  900    10.11  -    12.94      11,870           3.83   1.15    -    2.39    1.00   -    1.14
            2004                1,161    10.19  -    10.31      15,624           3.53   1.29    -    2.04    1.95   -    2.83
            2003                1,419     9.99  -    10.03      19,066           1.28   1.29    -    1.99   -0.07   -    0.26
            2002                1,676    10.86  -    12.16      22,145           4.61   1.15    -    1.85    5.41   -    6.17
      STI Large Cap Relative
         Equity
            2006                  367    13.84  -    15.32       5,013           1.22   1.15    -    2.19   13.66   -   14.87
            2005                  444    12.04  -    13.48       5,271           0.95   1.15    -    2.19    6.65   -    7.78
            2004                  476    12.64  -    12.81       5,210           1.19   1.29    -    2.19   12.83   -   26.43
            2003                  427    11.32  -    11.36       4,051           0.55   1.29    -    1.89   13.25   -   13.56
            2002                  421     7.34  -     7.91       3,193           0.71   1.15    -    1.85  -22.06   -  -21.50
      STI Large Cap Value
         Equity
            2006                1,011    14.27  -    15.37      22,014           1.40   1.15    -    2.19   19.79   -   21.07
            2005                1,458    11.79  -    12.83      27,023           1.56   1.15    -    2.19    1.48   -    2.57
            2004                1,933    12.65  -    12.82      35,540           1.83   1.29    -    2.19   26.47   -   28.18
            2003                2,453    11.23  -    11.25      40,351           1.06   1.49    -    1.89   12.31   -   12.52
            2002                3,023     8.29  -     9.45      41,280           1.56   1.15    -    2.05  -17.94   -   -5.55
      STI Mid-Cap Equity
            2006                  480    12.12  -    15.82       8,465           0.39   1.15    -    2.09    8.41   -    9.46
            2005                  639    11.07  -    14.59      10,606           0.44   1.15    -    2.09   11.94   -   13.02
            2004                  822    13.03  -    13.19      12,560           0.83   1.29    -    2.09   15.31   -   30.33
            2003                1,034    11.41  -    11.44      14,088           0.66   1.29    -    1.89   14.06   -   14.38
            2002                1,247     6.61  -     9.07      13,526           0.00   1.15    -    2.05  -29.92   -  -29.27

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                              At December 31,                          For the year ended December 31,
                                 ----------------------------------------  -----------------------------------------------------
                                             Accumulation
                                  Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                                  (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                                 -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the STI
   Classic Variable Trust
   Sub-Accounts (continued):
      STI Quality Growth Stock
            2002 (br)                  -  $   N/A  -  $   N/A  $        -           0.00%  1.60%   -    1.60%    N/A%  -     N/A%
      STI Small Cap Value
         Equity
            2006                     439    18.26  -    29.66      10,021           0.45   1.15    -    2.39   13.34   -   14.78
            2005                     526    16.11  -    25.84      10,668           0.44   1.15    -    2.39   10.63   -   61.15
            2004                     642    14.81  -    15.00      11,863           0.38   1.29    -    2.14   21.53   -   22.59
            2003                     727    12.18  -    12.23      11,047           0.27   1.29    -    2.14   21.84   -   22.33
            2002                     796    11.70  -    13.90       8,837           0.65   1.15    -    2.05   -3.22   -   -2.33

Investments in The Universal
   Institutional Funds, Inc.
   Sub-Accounts:
      Van Kampen UIF
         Emerging Markets
         Equity
            2006                   3,270    17.07  -    25.15      63,047           0.75   0.70    -    2.20   34.17   -   36.19
            2005                   3,778    12.53  -    20.03      54,052           0.36   0.70    -    2.20   30.95   -   32.92
            2004                   3,920     9.43  -    14.32      43,013           0.66   0.70    -    2.20   20.41   -   22.26
            2003                   3,702     7.71  -    12.70      33,517           0.00   0.70    -    2.20   46.42   -   48.63
            2002                   3,528     5.19  -     8.68      21,572           0.00   0.70    -    2.20  -10.88   -   -9.54
      Van Kampen UIF
         Equity Growth
            2006                   5,948     8.55  -    12.19      58,189           0.00   0.70    -    2.69    1.31   -    3.38
            2005                   7,010     8.27  -    12.03      67,276           0.48   0.70    -    2.69   12.61   -   14.90
            2004 (bg) (bh) (bl)    8,272     7.20  -    10.68      70,049           0.19   0.70    -    2.69    6.83   -    7.02
            2003                   7,339     6.73  -     8.28      56,500           0.00   0.70    -    2.20   22.21   -   24.06
            2002                   7,483     5.42  -     6.78      47,739           0.15   0.70    -    2.20  -29.44   -  -28.37
      Van Kampen UIF
         Fixed Income
            2006                     151    12.03  -    14.03       1,863           3.95   1.15    -    1.85    1.82   -    2.55
            2005                     175    11.81  -    13.68       2,108           3.18   1.15    -    1.85    2.29   -    3.03
            2004                     246    11.55  -    13.28       2,892           4.08   1.15    -    1.85    2.44   -    3.17
            2003                     198    11.27  -    12.87       2,267           0.06   1.15    -    1.65    2.70   -   28.67
            2002                     126    10.98  -    11.07       1,398           5.84   1.35    -    1.85    5.34   -    5.88

(bg) On April 30, 2004, LSA Blue Chip merged into Van Kampen UIF Equity Growth
(bh) On April 30, 2004, LSA Capital Growth merged into Van Kampen UIF Equity Growth
(bl) On April 30, 2004, LSA Equity Growth merged into Van Kampen UIF Equity Growth
(br) For the period beginning January 1, 2002 and ended September 6, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------
                                           Accumulation
                                Units    Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in The Universal
   Institutional Funds, Inc.
   Sub-Accounts (continued):
      Van Kampen UIF Global
         Value Equity
            2006                    4  $ 13.17  -  $ 16.03  $       54           1.59%   1.15%  -    1.85%  18.97%  -   19.83%
            2005                    4    11.07  -    13.38          47           1.04    1.15   -    1.85    3.88   -    4.62
            2004                    4    10.66  -    12.79          41           0.73    1.15   -    1.85   11.44   -   12.24
            2003                    4     9.56  -    11.39          38           0.00    1.15   -    1.85   26.58   -   27.49
            2002                    5     7.55  -     8.94          41           1.64    1.15   -    1.85  -18.41   -  -17.82
      Van Kampen UIF
         High Yield
            2006                    1    13.61  -    13.61           9           8.01    1.50   -    1.50    7.00   -    7.00
            2005                    1    12.72  -    12.72           8           0.76    1.50   -    1.50   -0.45   -   -0.45
            2004                   27    12.78  -    12.78         351           6.02    1.50   -    1.50    7.84   -    7.84
            2003                   28    11.85  -    11.85         326           0.00    1.50   -    1.50   23.83   -   23.83
            2002                   12     9.57  -     9.57         111          18.80    1.50   -    1.50   -8.66   -   -8.66
      Van Kampen UIF
         International Magnum
            2006                3,317    12.50  -    14.05      40,739           0.09    0.70   -    2.20   22.42   -   24.26
            2005                3,465    10.06  -    11.48      34,680           1.20    0.70   -    2.20    8.66   -   10.30
            2004                3,705     9.12  -    10.56      34,028           2.75    0.70   -    2.20   14.84   -   16.57
            2003                3,576     7.82  -    10.06      28,529           0.14    0.70   -    2.20   24.62   -   26.53
            2002                2,993     6.18  -     7.38      19,088           1.10    0.70   -    2.20  -18.63   -  -17.39
      Van Kampen UIF
         Mid Cap Growth
            2006                2,642    15.28  -    15.85      40,057           0.00    0.70   -    2.30    6.80   -    8.51
            2005                2,911    14.31  -    14.60      41,086           0.00    0.70   -    2.30   14.88   -   16.75
            2004                2,992    12.46  -    12.51      36,518           0.00    0.70   -    2.30   18.80   -   20.75
            2003                2,559    10.36  -    10.49      26,112           0.00    0.70   -    2.30   38.51   -   40.78
            2002 (bs)             895     7.36  -     7.57       6,544           0.00    0.70   -    2.30  -26.42   -  -24.29
      Van Kampen UIF
         U.S. Mid Cap Value
            2006                9,904    14.41  -    17.00     141,489           0.28    0.70   -    2.69   17.46   -   19.86
            2005               11,514    12.26  -    14.18     138,619           0.31    0.70   -    2.69    9.30   -   11.53
            2004 (bj) (bm)     12,988    11.22  -    12.71     141,466           0.02    0.70   -    2.69   12.22   -   13.79
            2003               11,927    10.67  -    11.17     114,608           0.00    0.70   -    2.30   38.26   -   40.52
            2002               10,997     7.71  -     7.95      75,856           0.00    0.70   -    2.30  -28.53   -  -22.85

(bj) On April 30, 2004, LSA Diversified Mid Cap merged into Van Kampen UIF U.S. Mid Cap Value
(bm) On April 30, 2004, LSA Mid Cap Value merged into Van Kampen UIF U.S. Mid Cap Value
(bs) For the period beginning May 1, 2002 and ended December 31, 2002

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                            For the year ended December 31,
                              ------------------------------------------   -----------------------------------------------------

                                           Accumulation
                                Units    Unit Fair Value        Net Assets  Investment          Expense              Total
                               (000s)   Lowest to Highest         (000s)   Income Ratio*        Ratio**            Return***
                              -------  -------------------      ---------- -------------   ----------------   ------------------
Investments in The Universal
   Institutional Funds, Inc.
   Sub-Accounts (continued):
      Van Kampen UIF
         U.S. Real Estate
            2006                2,397  $ 24.84  -  $ 40.50      $   79,513          1.10%   0.70%  -    2.30%  34.92%  -   37.09%
            2005                2,895    18.41  -    29.54          70,733          1.20    0.70   -    2.30   14.37   -   16.24
            2004                3,448    16.10  -    25.42          73,302          1.55    0.70   -    2.30   33.26   -   35.44
            2003                3,895    12.08  -    18.77          61,784          0.00    0.70   -    2.30   35.28   -   37.50
            2002                3,779     8.93  -    13.65          44,043          3.91    0.70   -    2.30  -10.71   -   -2.15
      Van Kampen UIF
         Value
            2006                   22    14.58  -    17.11             342          1.68    1.15   -    2.00   14.56   -   15.56
            2005                   26    12.72  -    14.81             347          1.32    1.15   -    2.00    3.37   -   27.24
            2004                   25    13.72  -    14.33             337          0.95    1.15   -    1.65   15.91   -   16.49
            2003                   24    11.83  -    12.30             277          0.00    1.15   -    1.65   31.89   -   32.55
            2002                   22     8.97  -     9.28             193          0.98    1.15   -    1.65  -23.43   -  -23.05
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts:
      Van Kampen UIF Active
         International Allocation
         (Class II)
            2003 (bt)               -    11.79  -    11.87               -          0.00    1.29   -    2.69   17.94   -   18.75
            2002 (ay)               1    10.25  -    10.26              15          3.56    1.29   -    1.69    2.55   -    2.64
      Van Kampen UIF
         Emerging Markets
         Debt (Class II)
            2006                1,755    14.19  -    14.89          29,699          8.87    1.29   -    2.59    7.94   -    9.38
            2005                1,663    13.61  -    16.11          25,554          7.44    1.29   -    2.59    9.24   -   10.69
            2004                1,248    12.03  -    12.30          17,171          7.13    1.29   -    2.59    7.23   -    8.66
            2003                  347    11.22  -    13.96           4,296          0.00    1.29   -    2.59   12.19   -   39.60
            2002 (ay)   (less than) 1    11.07  -    11.07   (less than) 1         15.98    1.29   -    1.29   10.69   -   10.69
      Van Kampen UIF
         Emerging Markets
         Equity (Class II)
            2006                1,095    30.84  -    32.37          34,945          0.75    1.29   -    2.59   33.63   -   35.40
            2005                  903    23.08  -    23.91          21,348          0.35    1.29   -    2.59   30.31   -   32.05
            2004                  471    17.71  -    18.10           8,467          0.70    1.29   -    2.59   21.41   -   77.09
            2003 (aw)             272    14.78  -    14.91           4,043          0.00    1.29   -    2.59   47.81   -   49.12

(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ay) For the period beginning October 14, 2002 and ended December 31, 2002
(bt) For the period beginning January 1, 2003 and ended October 31, 2003

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                         For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                           Accumulation
                                Units    Unit Fair Value    Net Assets   Investment          Expense              Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**            Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts
   (continued):
      Van Kampen UIF
         Equity and Income
         (Class II)
            2006                6,061  $ 14.36  -  $ 15.07  $   83,763           1.17%   1.29%  -    2.59%   9.67%  -   11.13%
            2005                4,725    13.09  -    13.56      58,796           0.67    1.29   -    2.59    4.61   -    6.00
            2004                1,935    12.51  -    12.79      23,296           0.00    1.29   -    2.59    8.63   -   10.08
            2003 (aw)             561    11.52  -    11.62       6,494           0.88    1.29   -    2.59   15.19   -   16.22
      Van Kampen UIF
         Equity Growth
         (Class II)
            2006                1,385    13.82  -    14.51      18,809           0.00    1.29   -    2.59    1.13   -    2.48
            2005                1,530    12.27  -    13.67      20,355           0.35    1.29   -    2.59   12.50   -   13.99
            2004                1,411    12.15  -    12.42      16,668           0.12    1.29   -    2.59    4.65   -    6.04
            2003 (aw)             602    11.61  -    11.71       7,030           0.00    1.29   -    2.59   16.11   -   17.15
      Van Kampen UIF
         Global Franchise
         (Class II)
            2006                6,893    17.22  -    18.08     113,948           1.43    1.29   -    2.59   18.37   -   19.95
            2005                5,284    12.30  -    14.55      74,280           0.00    1.29   -    2.59    9.08   -   10.54
            2004                2,482    13.34  -    13.64      32,544           0.15    1.29   -    2.59    9.85   -   11.31
            2003 (aw)             758    12.14  -    12.25       9,257           0.00    1.29   -    2.59   21.43   -   22.51
      Van Kampen UIF
         Int'l Growth Equity
         (Class II)
            2006 (x)              351    10.68  -    10.76       3,765           0.28    1.29   -    2.44    6.76   -    7.61
      Van Kampen UIF
         Mid Cap Growth
         (Class II)
            2006 (ah)           3,035    18.69  -    19.62      49,627           0.00    1.29   -    2.59    6.32   -    7.73
            2005                1,949    17.58  -    18.21      35,035           0.00    1.29   -    2.59   14.27   -   15.79
            2004                1,348    15.38  -    15.73      21,019           0.00    1.29   -    2.59   18.33   -   19.91
            2003 (aw)             785    13.00  -    13.12      10,262           0.00    1.29   -    2.59   30.00   -   31.16

(x)  For the period beginning May 1, 2006, and ended December 31, 2006
(ah) For the period beginning March 1, 2006, and ended December 31, 2006
(aw) For the period beginning May 1, 2003 and ended December 31, 2003

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in The Universal
   Institutional Funds, Inc.
   (Class II) Sub-Accounts
   (continued):
      Van Kampen UIF Small
         Company Growth
         (Class II)
            2006                1,425  $ 18.74  -  $ 19.67  $   27,591           0.00%  1.29 %  -    2.59%  10.40%  -   87.42 %
            2005                1,560    17.20  -    17.82      27,468           0.00   1.29    -    2.59    9.97   -   11.43
            2004                1,507    15.64  -    15.99      23,918           0.00   1.29    -    2.59   15.87   -   17.41
            2003 (aw)           1,035    13.50  -    13.62      14,062           0.00   1.29    -    2.59   35.01   -   36.21
      Van Kampen UIF U.S.
         Mid Cap Value
         (Class II)
            2006                4,425    14.93  -    19.03      81,291           0.22   1.29    -    2.59   17.51   -   19.07
            2005                3,855    12.54  -    16.20      60,801           0.26   1.29    -    2.59    9.25   -   10.71
            2004                2,709    14.83  -    15.16      39,035           0.01   1.29    -    2.59   11.56   -   13.05
            2003 (aw)           1,356    13.29  -    13.41      18,124           0.00   1.29    -    2.59   32.90   -   34.08
      Van Kampen UIF U.S.
         Real Estate
         (Class II)
            2006                4,137    28.96  -    30.72     118,645           0.96   1.29    -    2.69   33.98   -   35.90
            2005                4,154    19.79  -    21.61      87,617           1.15   1.29    -    2.69   13.62   -   15.25
            2004                3,417    17.17  -    19.02      62,735           1.60   1.29    -    2.69   34.32   -   90.22
            2003                1,366    12.67  -    12.79      18,567           0.00   1.29    -    2.59   26.72   -   27.85
            2002 (ay)              16    10.69  -    10.71         167           5.82   1.29    -    2.14    6.90   -    7.10

Investments in the Van Kampen
   Life Investment Trust
   Sub-Accounts:
      LIT Comstock
            2006                7,391    13.81  -    14.75     106,183           1.48   0.70    -    2.30   13.64   -   15.47
            2005                9,041    12.15  -    12.77     113,319           1.22   0.70    -    2.30    1.98   -    3.64
            2004                8,736    11.92  -    12.32     106,501           0.86   0.70    -    2.30   15.05   -   16.94
            2003                5,976    10.36  -    10.54      62,969           0.75   0.70    -    2.30   27.98   -   30.08
            2002                2,807     8.09  -     8.10      23,160           0.77   0.70    -    2.30  -19.06   -  -18.99
      LIT Domestic Income
            2002 (bu)               -      N/A  -      N/A           -          15.62   1.25    -    1.65     N/A   -     N/A


(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(ay) For the period beginning October 14, 2002 and ended December 31, 2002
(bu) On May 1, 2002 LIT Domestic Income merged into LIT Government

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Van Kampen
   Life Investment Trust
   Sub-Accounts (continued):
      LIT Government
            2006                  142  $ 11.27  -  $ 11.48  $    1,626           4.33%  1.25%   -    1.65%   1.65%  -    2.06%
            2005                  146    11.09  -    11.25       1,637           4.21   1.25    -    1.65    1.85   -    2.25
            2004                  182    10.88  -    11.00       1,997           4.50   1.25    -    1.65    2.46   -    2.87
            2003                  140    10.62  -    10.69       1,491           4.87   1.25    -    1.65    0.08   -    0.48
            2002 (bs) (bu)        122    10.61  -    10.64       1,296           0.00   1.25    -    1.65    6.14   -    6.43
      LIT Money Market
            2006                  263    10.91  -    11.23       2,931           4.04   1.25    -    1.65    2.72   -    3.13
            2005                  273    10.62  -    10.89       2,961           2.70   1.25    -    1.65    1.01   -    1.41
            2004                  231    10.51  -    10.74       2,480           0.85   1.25    -    1.65   -0.85   -   -0.45
            2003                  278    10.60  -    10.79       2,989           0.60   1.25    -    1.65   -1.07   -   -0.68
            2002                  387    10.72  -    10.86       4,199           1.25   1.25    -    1.65   -0.44   -   -0.04
      Strat Growth I (ai)
            2006                6,027     5.99  -    10.37      51,748           0.00   0.70    -    2.30    0.52   -    2.14
            2005                7,916     5.86  -    10.32      68,990           0.26   0.70    -    2.30    5.46   -    7.18
            2004                9,614     5.47  -     9.78      81,916           0.00   0.70    -    2.30    4.57   -    6.29
            2003               11,683     5.15  -     9.36      95,881           0.00   0.70    -    2.30   24.42   -   26.46
            2002               12,789     4.07  -     7.52      85,976           0.35   0.70    -    2.30  -32.96   -  -24.80

Investments in the Van Kampen
   Life Investment Trust
   (Class II) Sub-Accounts:
      LIT Aggressive Growth
         (Class II)
            2006                1,638    12.23  -    12.87      21,980           0.00   0.70    -    2.59    2.21   -    4.19
            2005                1,821    11.97  -    12.36      23,587           0.00   0.70    -    2.59    8.24   -   10.34
            2004 (be) (bk)      1,774    11.20  -    14.27      21,143           0.00   0.70    -    2.59   11.92   -   11.97
            2003 (aw)             288    12.75  -    12.86       3,687           0.00   1.29    -    2.59   27.50   -   28.64

(ai) Previously known as LIT Emerging Growth
(aw) For the period beginning May 1, 2003 and ended December 31, 2003
(be) On April 30, 2004, LSA Aggressive Growth merged into LIT Aggressive Growth (Class II)
(bk) On April 30, 2004, LSA Emerging Growth Equity merged into LIT Aggressive Growth (Class II)
(bs) For the period beginning May 1, 2002 and ended December 31, 2002
(bu) On May 1, 2002 LIT Domestic Income merged into LIT Government

ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. FINANCIAL HIGHLIGHTS (CONTINUED)

                                           At December 31,                          For the year ended December 31,
                              ----------------------------------------  -----------------------------------------------------

                                          Accumulation
                               Units     Unit Fair Value    Net Assets   Investment          Expense             Total
                               (000s)   Lowest to Highest     (000s)    Income Ratio*        Ratio**           Return***
                              -------  -------------------  ----------  -------------  ------------------  ------------------
Investments in the Van Kampen
   Life Investment Trust
   (Class II) Sub-Accounts
   (continued):
      LIT Comstock
         (Class II)
            2006               23,656  $ 16.28  -  $ 17.09  $  356,769           1.25%  1.29%   -    2.59%  13.05%  -   14.55%
            2005               23,945    14.40  -    14.92     317,128           0.87   1.29    -    2.59    1.42   -    2.77
            2004               18,304    14.20  -    14.52     236,274           0.67   1.29    -    2.59   14.39   -   15.91
            2003               12,466    12.42  -    12.53     137,393           0.47   1.29    -    2.59   24.15   -   25.25
            2002 (bs)           4,821     8.01  -     8.05      38,762           0.00   1.35    -    2.20  -19.92   -  -19.46
      LIT Growth and Income
         (Class II)
            2006                9,672    17.69  -    17.35     171,902           0.97   1.29    -    2.69   12.86   -   14.48
            2005                9,458    15.68  -    16.39     147,128           0.78   1.29    -    2.69    6.78   -    8.31
            2004                7,527    14.68  -    15.14     108,454           0.64   1.29    -    2.69   11.05   -   12.65
            2003                4,387    12.31  -    12.42      56,398           0.00   1.29    -    2.59   23.14   -   24.23
            2002                   36     9.05  -     9.05         382           1.05   1.50    -    1.50   -9.50   -   -9.50
      LIT Money Market
         (Class II)
            2006                3,035     9.92  -    10.32      31,042           3.94   1.29    -    2.59    1.48   -    2.83
            2005                3,045     9.77  -    10.04      30,362           2.48   1.29    -    2.59   -0.22   -    1.11
            2004                1,784     9.79  -     9.93      17,650           0.72   1.29    -    2.59   -2.06   -   -0.75
            2003 (br)               -        -           -           -           0.00   0.00         0.00    0.00        0.00
      Strat Growth II (aj)
            2006                6,472    12.81  -    13.45      65,542           0.00   1.29    -    2.59   -0.03   -    1.30
            2005                6,958    12.81  -    13.23      68,765           0.01   1.29    -    2.59    4.86   -    6.25
            2004                7,134    12.22  -    12.45      63,974           0.00   1.29    -    2.59    4.01   -    5.40
            2003                6,797    11.75  -    11.85      54,406           0.00   1.29    -    2.59   17.49   -   18.53
            2002                4,529     5.39  -     5.76      24,527           0.05   1.35    -    2.20  -34.12   -  -33.56

(aj) Previously known as LIT Emerging Growth (Class II)
(bs) For the period beginning May 1, 2002 and ended December 31, 2002
(br) For the period beginning December 31, 2003 and ended December 31, 2003

                                       235
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
ALLSTATE LIFE INSURANCE COMPANY

We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company", an affiliate of The Allstate Corporation) as of December 31, 2006 and 2005, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2006. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain nontraditional long-duration contracts and separate accounts in 2004.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 9, 2007

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                      ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                    YEAR ENDED DECEMBER 31,
                                                                   ------------------------
(IN MILLIONS)                                                       2006     2005     2004
                                                                   ------   ------   ------
REVENUES
Premiums (net of reinsurance ceded of $617, $606 and $526)         $  576   $  474   $  637
Contract charges (net of reinsurance ceded of $170, $ - and $ -)    1,009    1,079      961
Net investment income                                               4,057    3,707    3,260
Realized capital gains and losses                                     (79)      19      (11)
                                                                   ------   ------   ------
                                                                    5,563    5,279    4,847
COSTS AND EXPENSES
Contract benefits (net of reinsurance recoverable of $548,
   $515 and $418)                                                   1,372    1,340    1,359
Interest credited to contractholder funds                           2,543    2,340    1,923
Amortization of deferred policy acquisition costs                     538      568      534
Operating costs and expenses                                          398      433      462
                                                                   ------   ------   ------
                                                                    4,851    4,681    4,278
Loss on disposition of operations                                     (88)      (7)     (24)
                                                                   ------   ------   ------
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, AFTER-TAX                   624      591      545
Income tax expense                                                    196      174      189
                                                                   ------   ------   ------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE, AFTER-TAX                                                  428      417      356
Cumulative effect of change in accounting principle, after-tax         --       --     (175)
                                                                   ------   ------   ------
NET INCOME                                                            428      417      181
                                                                   ------   ------   ------
OTHER COMPREHENSIVE LOSS, AFTER-TAX
Change in:
   Unrealized net capital gains and losses                           (263)    (425)     (40)
                                                                   ------   ------   ------
OTHER COMPREHENSIVE LOSS, AFTER-TAX                                  (263)    (425)     (40)
                                                                   ------   ------   ------
COMPREHENSIVE INCOME (LOSS)                                        $  165   $   (8)  $  141
                                                                   ======   ======   ======

                 See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                       DECEMBER 31,
                                                                   ------------------
(IN MILLIONS, EXCEPT SHARE AND PAR VALUE DATA)                      2006       2005
                                                                   ------   ---------
ASSETS
Investments
         Fixed income securities, at fair value (amortized
         cost $60,851 and $59,717)                                 $62,439   $61,977
         Mortgage loans                                              8,690     8,108
         Equity securities                                             533       324
         Short-term                                                    805       927
         Policy loans                                                  752       729
         Other                                                         941       691
                                                                   -------   -------
      Total investments                                             74,160    72,756
Cash                                                                   273       154
Deferred policy acquisition costs                                    3,485     3,948
Reinsurance recoverables, net                                        3,392     1,699
Accrued investment income                                              689       648
Other assets                                                           585       582
Separate Accounts                                                   16,174    15,235
                                                                   -------   -------
   TOTAL ASSETS                                                    $98,758   $95,022
                                                                   =======   =======
LIABILITIES
Contractholder funds                                               $60,565   $58,190
Reserve for life-contingent contract benefits                       12,204    11,881
Unearned premiums                                                       34        35
Payable to affiliates, net                                              84        98
Other liabilities and accrued expenses                               3,235     3,054
Deferred income taxes                                                  258       340
Note payable to parent                                                 500        --
Long-term debt                                                         206       181
Separate Accounts                                                   16,174    15,235
                                                                   -------   -------
   TOTAL LIABILITIES                                                93,260    89,014
                                                                   -------   -------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTES 7 AND 11)

SHAREHOLDER'S EQUITY
Redeemable preferred stock - series A, $100 par value, 1,500,000
   shares authorized, 49,230 shares issued and outstanding               5         5
Redeemable preferred stock - series B, $100 par value, 1,500,000
   shares authorized, none issued                                       --        --
Common stock, $227 par value, 23,800 shares authorized
   and outstanding                                                       5         5
Additional capital paid-in                                           1,108     1,108
Retained income                                                      4,055     4,302
Accumulated other comprehensive income:
      Unrealized net capital gains and losses                          325       588
                                                                   -------   -------
   Total accumulated other comprehensive income                        325       588
                                                                   -------   -------
   TOTAL SHAREHOLDER'S EQUITY                                        5,498     6,008
                                                                   -------   -------
   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                      $98,758   $95,022
                                                                   =======   =======

                 See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                      YEAR ENDED DECEMBER 31,
                                                    -------------------------
(IN MILLIONS)                                        2006      2005     2004
                                                    ------    ------   ------

REDEEMABLE PREFERRED STOCK - SERIES A
Balance, beginning of year                          $    5    $    5   $   82
Redemption of stock                                     --        --       (7)
Reclassification to long-term debt                      --        --      (70)
                                                    ------    ------   ------
Balance, end of year                                     5         5        5
                                                    ------    ------   ------
REDEEMABLE PREFERRED STOCK - SERIES B                   --        --       --
                                                    ------    ------   ------

COMMON STOCK                                             5         5        5
                                                    ------    ------   ------
ADDITIONAL CAPITAL PAID-IN
Balance, beginning of year                           1,108     1,108    1,067
Capital contributions                                   --        --       41
                                                    ------    ------   ------

Balance, end of year                                 1,108     1,108    1,108
                                                    ------    ------   ------

RETAINED INCOME
Balance, beginning of year                           4,302     4,178    4,222
Net income                                             428       417      181
Dividends                                             (675)     (293)    (225)
                                                    ------    ------   ------

Balance, end of year                                 4,055     4,302    4,178
                                                    ------    ------   ------

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of year                             588     1,013    1,053
Change in unrealized net capital gains and losses     (263)     (425)     (40)
                                                    ------    ------   ------
Balance, end of year                                   325       588    1,013
                                                    ------    ------   ------
TOTAL SHAREHOLDER'S EQUITY                          $5,498    $6,008   $6,309
                                                    ======    ======   ======

                 See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
(IN MILLIONS)                                                                2006       2005       2004
                                                                           --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $    428   $    417   $    181
   Adjustments to reconcile net income to net cash provided by operating activities:
      Amortization and other non-cash items                                    (280)      (175)      (145)
      Realized capital gains and losses                                          79        (19)        11
      Loss on disposition of operations                                          88          7         24
      Cumulative effect of change in accounting principle                        --         --        175
      Interest credited to contractholder funds                               2,543      2,340      1,923
      Changes in:
         Policy benefit and other insurance reserves                           (199)      (200)       (85)
         Unearned premiums                                                       (1)         4          2
         Deferred policy acquisition costs                                     (205)      (198)      (279)
         Reinsurance recoverables                                              (218)      (197)      (241)
         Income taxes payable                                                  (122)        18         40
         Other operating assets and liabilities                                  93         95        (86)
                                                                           --------   --------   --------
            Net cash provided by operating activities                         2,206      2,092      1,520
                                                                           --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales
   Fixed income securities                                                   12,555     10,881      9,040
   Equity securities                                                            137         57        349
Investment collections
   Fixed income securities                                                    3,174      4,575      4,314
   Mortgage loans                                                             1,618      1,172        729
Investment purchases
   Fixed income securities                                                  (17,000)   (18,756)   (20,295)
   Equity securities                                                           (304)      (203)      (334)
   Mortgage loans                                                            (2,159)    (1,976)    (1,711)
Change in short-term investments, net                                           362       (352)        11
Change in other investments, net                                                  9       (108)       (46)
Disposition of operations                                                      (826)        (2)        40
                                                                           --------   --------   --------
            Net cash used in investing activities                            (2,434)    (4,712)    (7,903)
                                                                           --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Note payable to parent                                                          500         --         --
Redemption of long-term debt                                                    (26)       (26)       (20)
Contractholder fund deposits                                                  9,546     11,374     13,076
Contractholder fund withdrawals                                              (8,998)    (8,604)    (6,352)
Dividends paid                                                                 (675)      (211)      (201)
                                                                           --------   --------   --------
            Net cash provided by financing activities                           347      2,533      6,503
                                                                           --------   --------   --------
NET INCREASE (DECREASE) IN CASH                                                 119        (87)       120
CASH AT BEGINNING OF YEAR                                                       154        241        121
                                                                           --------   --------   --------
CASH AT END OF YEAR                                                        $    273   $    154   $    241
                                                                           ========   ========   ========

                 See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

     Effective January 1, 2005, Glenbrook Life and Annuity Company ("GLAC"), a wholly owned subsidiary of ALIC, was merged into ALIC to achieve cost savings and operational efficiency. The merger had no impact on the Company's results of operations, financial position or cash flows.

     To conform to the current year presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

NATURE OF OPERATIONS

     The Company sells life insurance, retirement and investment products to individual and institutional customers. The principal individual products are deferred and immediate fixed annuities, and interest-sensitive, traditional and variable life insurance. The principal institutional product is funding agreements backing medium-term notes issued to institutional and individual investors.

     The Company, through several subsidiaries, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam. For 2006, the top geographic locations for statutory premiums and annuity considerations were Delaware, California, New York, Florida and Texas. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations. The Company distributes its products to individuals through several distribution channels, including Allstate exclusive agencies, independent agents (including master brokerage agencies), and financial services firms, such as broker/dealers and specialized structured settlement brokers. Although the Company currently benefits from agreements with financial services entities that market and distribute its products, change in control of these non-affiliated entities could negatively impact the Company's sales.

     The Company monitors economic and regulatory developments that have the potential to impact its business. The ability of banks to affiliate with insurers may have a material adverse effect on all of the Company's product lines by substantially increasing the number, size and financial strength of potential competitors. Furthermore, federal and state laws and regulations affect the taxation of insurance companies and life insurance and annuity products. Congress and various state legislatures have considered proposals that, if enacted, could impose a greater tax burden on the Company or could have an adverse impact on the tax treatment of some insurance products offered by the Company, including favorable policyholder tax treatment currently applicable to life insurance and annuities. Legislation that reduced the federal income tax rates applicable to certain dividends and capital gains realized by individuals, or other proposals, if adopted, that reduce the taxation, or permit the establishment, of certain products or investments that may compete with life insurance or annuities could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

     Fixed income securities include bonds and bank loans, which are primarily senior secured corporate loans, and redeemable preferred stocks. Fixed income securities may be sold prior to their contractual maturity ("available for sale") and are carried at fair value, with the exception of bank loans that are carried at amortized cost. The fair value of publicly traded fixed income securities is based upon independent market quotations. The fair value of non-publicly traded securities is based on either widely accepted pricing valuation models which use internally developed ratings and independent third party data (e.g., term structures of interest rates and current publicly traded bond prices) as inputs or independent third party pricing sources. The valuation models use security specific information such as ratings, industry, coupon and maturity along with third party data and publicly traded bond prices to determine security specific spreads. These spreads are then adjusted for illiquidity based on historical analysis and broker surveys. The difference between amortized cost and fair value, net of deferred income taxes, certain life and annuity deferred policy acquisition costs, certain deferred sales inducement costs, and certain reserves for life-contingent contract benefits, are reflected as a component of accumulated other comprehensive income. Cash received from calls, principal payments and make-whole payments is reflected as a component of proceeds from sales. Cash received from maturities and pay-downs is reflected as a component of investment collections.

     Equity securities include limited partnership interests and non-redeemable preferred and common stocks. Investments in limited partnership interests had a carrying value of $461 million and $257 million at December 31, 2006 and 2005, respectively, and are accounted for in accordance with the equity method of accounting except for instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies, in which case, the Company applies the cost method of accounting. Common and non-redeemable preferred stocks had a carrying value of $72 million and $67 million, and cost of $61 million and $62 million at December 31, 2006 and 2005, respectively. Common and non-redeemable preferred stocks are classified as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

     Mortgage loans are carried at outstanding principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected. Valuation allowances for impaired loans reduce the carrying value to the fair value of the collateral or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate.

     Short-term investments are carried at cost or amortized cost that approximates fair value, and include the investment of collateral received in connection with securities lending business activities, funds received in connection with securities repurchase agreements and collateral received from counterparties related to derivative transactions. For these transactions, the Company records an offsetting liability in other liabilities and accrued expenses for the Company's obligation to return the collateral or funds received. We also purchase securities under agreements to resell.

     Policy loans are carried at the unpaid principal balances. Other investments consist primarily of derivative financial instruments.

     Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income is determined using the effective yield method, considering estimated principal repayments when applicable. Interest income on certain beneficial interests in securitized financial assets is determined using the prospective yield method, based upon projections of expected future cash flows. Income from investments in partnership interests accounted for on the cost basis is recognized upon receipt of amounts distributed by the partnerships as income. Income from investments in partnership interests accounted for utilizing the equity method of accounting is recognized based on the financial results of the entity and the Company's investment interest. Accrual of income is suspended for fixed income securities and mortgage loans that are in default or when the receipt of interest payments is in doubt.

     Realized capital gains and losses include gains and losses on investment dispositions, write-downs in value due to other-than-temporary declines in fair value and changes in the fair value of certain derivatives including related periodic and final settlements. Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. Realized capital gains and losses on investment dispositions are determined on a specific identification basis.

     The Company recognizes other-than-temporary impairment losses on fixed income securities, equity securities and short-term investments when the decline in fair value is deemed other-than-temporary (see Note 6).

DERIVATIVE AND EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments include swaps, futures (interest rate), options (including swaptions), interest rate caps and floors, warrants, certain forward contracts for purchases of to-be-announced ("TBA") mortgage securities, and certain investment risk transfer reinsurance agreements. Derivatives that are required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in convertible and equity indexed fixed income securities, equity-indexed annuity contracts, variable annuity contracts which are reinsured, and certain funding agreements (see Note 7).

     All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contracts. The change in the fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in the fair value of derivatives embedded in liabilities and subject to bifurcation is reported in contract benefits, interest credited to contractholder funds or realized capital gains and losses.

     When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk, or in the case of a cash flow hedge, the exposure to changes in the hedged item's or transaction's variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges is reported in realized capital gains and losses. The hedge ineffectiveness reported as realized capital gains and losses amounted to losses of $7 million, $7 million and $8 million in 2006, 2005 and 2004, respectively.

     FAIR VALUE HEDGES The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item.

     For hedging instruments used in fair value hedges, when the hedged items are investment assets or a portion thereof, the change in the fair value of the derivatives is reported in net investment income, together with the change in the fair value of the hedged items. The change in the fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in the fair value of the hedged item. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income, or interest credited to contractholder funds. The book value of the hedged asset or liability is adjusted for the change in the fair value of the hedged risk.

     CASH FLOW HEDGES The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. The Company's cash flow exposure may be associated with an existing asset, liability or a forecasted transaction. Anticipated transactions must be probable of occurrence and their significant terms and specific characteristics must be identified.

     For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged transaction affects net income or when the forecasted transaction affects net income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to net income; or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to net income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

     TERMINATION OF HEDGE ACCOUNTING If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable, or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative financial instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as a non-hedge, or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof used to adjust the book value of the asset, liability or portion thereof, which has already been recognized in income while the hedge was in place, is amortized over the remaining life of the hedged asset, liability or portion thereof to net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item of a fair value hedge is an asset which has become other than temporarily impaired, the adjustment made to the book value of the asset is subject to the accounting policies applied to other than temporarily impaired assets. When a derivative financial instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to net income as the hedged risk impacts net income, beginning in the period hedge accounting is no longer applied or the derivative instrument is terminated. If the derivative financial instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative financial instrument used in a cash flow hedge of a forecasted transaction is terminated because the forecasted transaction is no longer probable, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied. If a cash flow hedge is no longer effective, the gain or loss recognized on the derivative during the period the hedge was effective is reclassified from accumulated other comprehensive income to net income as the remaining hedged item affects net income.

     NON-HEDGE DERIVATIVE FINANCIAL INSTRUMENTS The Company also has certain derivatives that are used in interest rate, equity price and credit risk management strategies for which hedge accounting is not applied. These derivatives primarily consist of certain interest rate swap agreements, equity and financial futures contracts, interest rate cap and floor agreements, swaptions, option contracts, certain forward contracts for TBA mortgage securities and credit default swaps.

     The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities. Fixed income securities are replicated when they are either unavailable in the cash market or more economical to acquire in synthetic form.

     Based upon the type of derivative instrument and strategy, the income statement effects of these derivatives are reported in a single line item, with the results of the associated risk. Therefore, the derivatives' fair value gains and losses and accrued periodic settlements are recognized together in one of the following during the reporting period: net investment income, realized capital gains and losses, operating costs and expenses, contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives requiring bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks respectively within the Consolidated Statement of Cash Flows. Cash flows on other derivatives are reported in cash flows from investing activities within the Consolidated Statement of Cash Flows.

SECURITIES LOANED AND SECURITY REPURCHASE

     The Company's business activities, which include securities lending transactions, and securities sold under agreements to repurchase that primarily include a mortgage dollar roll program ("repurchase agreements"), and are used primarily to generate net investment income. The proceeds received from repurchase agreements also provide a source of liquidity. For repurchase agreements and securities lending transactions used to generate net investment income, the proceeds received are reinvested in short-term investments or fixed income securities. These transactions are short-term in nature (usually 30 days or less).

     The Company receives collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to redeem the securities loaned on short notice. Substantially all of the Company's securities loaned are placed with large brokerage firms.

     Securities to be repurchased under repurchase agreements are the same, or substantially the same, as the securities transferred. The Company's obligations to return the funds received under repurchase agreements are carried at the amount at which the securities will subsequently be reacquired, including accrued interest, as specified in the respective agreements and are classified as other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature.

RECOGNITION OF PREMIUM REVENUES AND CONTRACT CHARGES, AND RELATED BENEFITS AND INTEREST CREDITED

     Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Premiums from these products are recognized as revenue when due from policyholders. Benefits are recognized in relation to such revenue so as to result in the recognition of profits over the life of the policy and are reflected in contract benefits.

     Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to such revenue such that profits are recognized over the lives of the contracts.

     Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and any amounts assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for cost of insurance (mortality risk), contract administration and early surrender. These revenues are recognized when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

     Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

     Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life contracts and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed annuities and indexed funding agreements are based on a specified interest-rate index, such as LIBOR, or an equity index, such as the S&P 500. Pursuant to the adoption of Statement of Position No. 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("SOP 03-1") in 2004, interest credited also includes amortization of deferred sales inducement ("DSI") expenses. DSI is amortized into interest credited using the same method used to amortize deferred policy acquisition costs ("DAC").

     Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account values for contract maintenance, administration, mortality, expense and early surrender. Contract benefits incurred include guaranteed minimum death, income, withdrawal and accumulation benefits. Subsequent to our disposal of substantially all of our variable annuity business through reinsurance agreements with Prudential in 2006 (see Note 3), the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Costs that vary with and are primarily related to acquiring life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting costs. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on annuities and primarily in the form of additional credits to the customer's account value or enhancements to interest credited for a specified period, which are beyond amounts currently being credited to existing contracts. All other acquisition costs are expensed as incurred and included in operating costs and expenses on the Consolidated Statements of Operations and Comprehensive Income. DAC is amortized to income and included in amortization of deferred policy acquisition costs on the Consolidated Statements of Operations and Comprehensive Income. DSI is reported in other assets and amortized to income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds on the Consolidated Statements of Operations and Comprehensive Income. DAC and DSI are periodically reviewed for recoverability and written down if necessary.

     For traditional life insurance and other premium paying contracts, DAC is amortized in proportion to the estimated revenues on such business. Assumptions used in amortization of DAC and reserve calculations are determined based upon conditions as of the date of policy issuance and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies change the rate of amortization in the period such events occur. Generally, the amortization period for these contracts approximates the estimated lives of the policies.

     For internal exchanges of traditional life insurance, the unamortized balance of acquisition costs previously deferred under the original contracts are charged to income. The new acquisition costs associated with the exchange are deferred and amortized to income.

     For interest-sensitive life, annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. Actual amortization periods range from 15-30 years; however, incorporating estimates of customer surrender rates, partial withdrawals and deaths generally result in the majority of deferred costs being amortized over the surrender charge period. The rate of amortization during this term is matched to the pattern of total gross profits. AGP and EGP consists of the following components: benefit margins, primarily from mortality; investment margin including realized capital gains and losses; and contract administration, surrender and other contract charges, less maintenance expenses.

     Changes in the amount or timing of EGP result in adjustments to the cumulative amortization of DAC and DSI. All such adjustments are reflected in the current results of operations.

     The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, annuities and investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC and DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively, on the Consolidated Statements of Operations and Comprehensive Income.

     Any amortization of DAC or DSI that would result from changes in unrealized gains or losses had those gains or losses actually been realized during the reporting period is recorded net of tax in other comprehensive income.

     The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as deferred policy acquisition costs in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the life of the contracts acquired. These costs are amortized as profits emerge over the life of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $25 million and $37 million at December 31, 2006 and 2005, respectively. Amortization expense on the present value of future profits was $6 million, $8 million and $6 million for the years ended December 31, 2006, 2005 and 2004 respectively.

REINSURANCE

     In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance from reinsurers (see Note 9). The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported in the Consolidated Statements of Financial Position as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts or are earned ratably over the contract period to the extent coverage remains available. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of the reinsurers and establishes allowances for uncollectible reinsurance recoverables as appropriate.

GOODWILL

     Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company annually evaluates goodwill for impairment using a trading multiple analysis, which is a widely accepted valuation technique to estimate the fair value of its reporting units. The Company also reviews its goodwill for impairment whenever events or changes in circumstances indicate that it is more likely than not that the carrying amount of goodwill may be less than its fair value. Goodwill impairment evaluations indicated no impairment at December 31, 2006.

INCOME TAXES

     The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses on certain investments, insurance reserves and DAC. A deferred tax asset valuation allowance is established when there is uncertainty that such assets would be realized.

RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS

     The reserve for life-contingent contract benefits, which relates to traditional life and accident and health insurance and immediate annuities with life contingencies, is computed on the basis of long-term actuarial assumptions as to future investment yields, mortality, morbidity, policy terminations and expenses (see Note 8). These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

CONTRACTHOLDER FUNDS

     Contractholder funds represent interest-bearing liabilities arising from the sale of products, such as interest-sensitive life, fixed annuities and funding agreements. Contractholder funds are comprised primarily of deposits received and interest credited to the benefit of the contractholder less surrenders and withdrawals, mortality charges and administrative expenses (see
Note 8). Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts.

SEPARATE ACCOUNTS

     Separate accounts assets and liabilities are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore, are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Deposits to, and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

     Absent any contract provision wherein the Company provides a guarantee, which for variable annuities was reinsured to Prudential in 2006, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

     Commitments to invest, commitments to purchase private placement securities, commitments to extend mortgage loans and credit guarantees have off-balance-sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 7 and Note
11).

CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("VIEs")

     The Company consolidates VIEs when it is the primary beneficiary of a VIE. A primary beneficiary has a variable interest that will absorb a majority of the expected losses or receive a majority of the entity's expected returns, or both (see Note 13).

ADOPTED ACCOUNTING STANDARDS

FINANCIAL ACCOUNTING STANDARDS BOARD STAFF POSITION NO. FAS 115-1, "THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS" ("FSP FAS 115-1")

     The Company adopted Financial Accounting Standards Board ("FASB") FSP FAS 115-1 as of January 1, 2006. FSP FAS 115-1 nullifies the guidance in paragraphs 10-18 of EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and references existing other-than-temporary impairment guidance. FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for income recognition on an impaired debt security. The adoption of FSP FAS 115-1 was required on a prospective basis and did not have a material effect on the results of operations or financial position of the Company.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 154, "ACCOUNTING CHANGES AND ERROR CORRECTIONS" ("SFAS NO. 154")

     The Company adopted SFAS No. 154 on January 1, 2006. SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless determination of either the period specific effects or the cumulative effect of the change is impracticable or otherwise promulgated. The Company had no accounting changes or error corrections affected by the new standard.

SECURITIES AND EXCHANGE COMMISSION ("SEC") STAFF ACCOUNTING BULLETIN NO. 108, "CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS" ("SAB 108")

     In September 2006, the SEC issued SAB 108 in order to eliminate the diversity of practice in the process by which misstatements are quantified for purposes of assessing materiality on the financial statements. SAB 108 is intended to eliminate the potential for the build up of improper amounts on the balance sheet due to the limitations of certain methods of materiality assessment utilized in current practice. SAB 108 establishes a single quantification framework wherein the significance measurement is based on the effects of the misstatements on each of the financial statements as well as the related financial statement disclosures. If a company's existing methods for assessing the materiality of misstatements are not in compliance with the provisions of SAB 108, the initial application of the provisions may be adopted by restating prior period financial statements under certain circumstances or otherwise by recording the cumulative effect of initially applying the provisions of SAB 108 as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The provisions of SAB 108 must be applied no later than the annual financial statements issued for the first fiscal year ending after November 15, 2006. The Company's adoption of SAB 108 in the fourth quarter of 2006 for the fiscal year then ended did not have any effect on its results of operations or financial position.

STATEMENT OF POSITION 03-1, "ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS" ("SOP 03-1")

     On January 1, 2004, the Company adopted SOP 03-1. The major provisions of the SOP that affected the Company at the time of adoption are listed below. These provisions were primarily applicable to the business that was subsequently substantially reinsured on June 1, 2006 (see Note 3).

     - Establishment of reserves primarily related to death benefit and income benefit guarantees provided under variable annuity contracts;

     - Deferral of sales inducements that meet certain criteria, and amortization using the same method used for DAC; and

     - Reporting and measuring assets and liabilities of certain separate accounts products as investments and contractholder funds rather than as separate accounts assets and liabilities when specified criteria are present.

     The cumulative effect of the change in accounting principle from implementing SOP 03-1 was a loss of $175 million, after-tax ($269 million, pre-tax). It was comprised of an increase in benefit reserves (primarily for variable annuity contracts) of $145 million, pre-tax, and a reduction in DAC and DSI of $124 million, pre-tax.

     The SOP required consideration of a range of potential results to estimate the cost of variable annuity death benefits and income benefits, which generally necessitated the use of stochastic modeling techniques. To maintain consistency with the assumptions used in the establishment of reserves for variable annuity guarantees, the Company utilized the results of this stochastic modeling to estimate expected gross profits, which form the basis for determining the amortization of DAC and DSI. This new modeling approach resulted in a lower estimate of expected gross profits, and therefore resulted in a write-down of DAC and DSI.

     DSI and related amortization is classified within the Consolidated Statements of Financial Position and Operations and Comprehensive Income as other assets and interest credited to contractholder funds, respectively (see
Note 10). Pursuant to adopting this guidance, the Company also reclassified $204 million of separate accounts assets and liabilities to investments and contractholder funds, respectively.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA") TECHNICAL PRACTICE AID ("TPA") RE. SOP 03-1

     In September 2004, the staff of the AICPA, aided by industry experts, issued a set of technical questions and answers on financial accounting and reporting issues related to SOP 03-1. The TPAs address a number of issues related to SOP 03-1 including when it was necessary to establish a liability in addition to the account balance for certain contracts such as single premium and universal life that meet the definition of an insurance contract and have amounts assessed against the contractholder in a manner that is expected to result in profits in earlier years and losses in subsequent years from the insurance benefit function. The impact of adopting the provisions of the TPAs did not have a material effect on the results of operations or financial position of the Company.

PENDING ACCOUNTING STANDARDS

STATEMENT OF POSITION 05-1, "ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS" ("SOP 05-1")

     In October 2005, the American Institute of Certified Public Accountants ("AICPA") issued SOP 05-1. SOP 05-1 provides accounting guidance for deferred policy acquisition costs associated with internal replacements of insurance and investment contracts other than those already described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. In February 2007, the AICPA issued a set of eleven TPAs that provide interpretive guidance to be utilized, if applicable, at the date of adoption. The provisions of SOP 05-1 are effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Based on the issued standard and the TPAs released in February 2007, the Company's estimated impacts of adoption will not have a material effect on its results of operations or financial position.

SFAS NO. 155, "ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS - AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140" ("SFAS NO. 155")

     In February 2006, the FASB issued SFAS No. 155, which permits the fair value remeasurement at the date of adoption of any hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation under paragraph 12 or 13 of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or hybrid financial instruments that contain embedded derivatives requiring bifurcation; and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. The provisions of SFAS No. 155 are effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of the first fiscal year that begins after September 15, 2006. The Company elected not to remeasure its existing hybrid financial instruments at the date of adoption that contained embedded derivatives requiring bifurcation pursuant to paragraph 12 or 13 of SFAS No 133. The adoption of SFAS No. 155 is not expected to have a material effect on the results of operations or financial position of the Company.

FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES", ("FIN 48")

     In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 requires an entity to recognize the tax benefit of uncertain tax positions only when it is more likely than not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 will not have a material effect on the results of operations or financial position of the Company.

SFAS NO. 157, "FAIR VALUE MEASUREMENTS" ("SFAS NO. 157")

     In September 2006, the FASB issued SFAS No. 157 which redefines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS No. 157 applies where other accounting pronouncements require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in the Company's financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company's current use of fair value measurements, SFAS No. 157 is not expected to have a material effect on the results of operations or financial position of the Company.

SFAS NO. 159, THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES ("SFAS NO. 159")

     In February 2007, the FASB issued SFAS No. 159 which provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS No. 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS No. 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

3.   DISPOSITIONS

VARIABLE ANNUITY BUSINESS

     On June 1, 2006, ALIC, its subsidiary, Allstate Life Insurance Company of New York ("ALNY"), and the Corporation completed the disposal of substantially all of its variable annuity business pursuant to a definitive agreement (the "Agreement") with Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively "Prudential"). The disposal was effected through a combination of coinsurance and modified coinsurance reinsurance agreements (the "Reinsurance Agreements").

     As a result of the modified coinsurance reinsurance, the separate account assets remain on the Company's Consolidated Statements of Financial Position, but the related results of operations are fully reinsured to Prudential beginning on June 1, 2006 and presented net of reinsurance on the Consolidated Statements of Operations and Comprehensive Income. In contrast, $1.37 billion of assets supporting general account liabilities have been transferred to Prudential, net of consideration, under the coinsurance reinsurance provisions. The general account liabilities of $1.49 billion as of December 31, 2006, however, remain on the Consolidated Statements of Financial Position with a corresponding reinsurance recoverable. For purposes of presentation in the Consolidated Statements of Cash Flows, the Company treated the reinsurance of substantially all the variable annuity business of ALIC and ALNY to Prudential as a disposition of operations, consistent with the substance of the transaction which was the disposition of a block of business accomplished through reinsurance. Accordingly, the net consideration transferred to Prudential of $744 million (computed as $1.37 billion of general account insurance liabilities transferred to Prudential on the closing date less consideration of $628 million), the cost of hedging the ceding commission received from Prudential of $69 million, pre-tax, and the costs of executing the transaction of $13 million, pre-tax, were classified as a disposition of operations in the cash flows from investing activities section of the Consolidated Statements of Cash Flows. The Reinsurance Agreements do not extinguish the Company's primary liability under the variable annuity contracts.

     Under the Agreement, ALIC, ALNY and the Corporation have indemnified Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of ALIC and ALNY and liabilities specifically excluded from the transaction) that ALIC and ALNY have agreed to retain. In addition, ALIC, ALNY and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of ALIC, ALNY and their agents, including in connection with ALIC's and ALNY's provision of transition services.

     The terms of the Agreement give Prudential the right to be the exclusive provider of its variable annuity products through the Allstate proprietary agency force for three years and a non-exclusive preferred provider for the following two years. During a transition period, ALIC and ALNY will continue to issue new variable annuity contracts, accept additional deposits on existing business from existing contractholders on behalf of Prudential and, for a period of twenty-four months or less, service the reinsured business while Prudential prepares for the migration of the business onto its servicing platform.

     Pursuant to the Agreement, the final market-adjusted consideration was $628 million. The disposal resulted in a gain of $77 million pretax for ALIC, which was deferred as a result of the disposition being executed through reinsurance. The deferred gain is included as a component of other liabilities and accrued expenses on the Consolidated Statements of Financial Position, and is amortized to loss on disposition of operations on the Consolidated Statements of Operations and Comprehensive Income over the life of the reinsured business which is estimated to be approximately 18 years. For ALNY, the transaction resulted in a loss of $9 million pretax. ALNY's reinsurance loss and other amounts related to the disposal of the business, including the initial costs and final market value settlements of the derivatives acquired by ALIC to economically hedge substantially all of the exposure related to market adjustments between the effective date of the Agreement and the closing of the transaction, transactional expenses incurred and amortization of ALIC's deferred reinsurance gain, were included as a component of loss on disposition of operations on the Consolidated Statements of Operations and Comprehensive Income and amounted to $61 million, after-tax during 2006. During 2006, loss on disposition of operations on the Consolidated Statements of Operations and Comprehensive Income included $1 million, after-tax, of amortization of ALIC's deferred gain. DAC and DSI were reduced by $726 million and $70 million, respectively, as of the effective date of the transaction for balances related to the variable annuity business subject to the Reinsurance Agreements.

     The separate account balances related to the modified coinsurance reinsurance were $15.07 billion as of December 31, 2006. Separate account balances totaling approximately $1.10 billion at December 31, 2006 relate primarily to the variable life business that is being retained by ALIC and ALNY, and some minimal variable annuity business in three affiliated companies that the Company plans to sell.

     In the five-months of 2006, prior to the disposition of ALIC's and ALNY's variable annuity business, ALIC's and ALNY's variable annuity business generated approximately $127 million in contract charges. In 2005 and 2004, ALIC's and ALNY's variable annuity business generated approximately $278 million and $244 million in contract charges, respectively. The separate account balances were $14.23 billion and general account balances were $1.81 billion as of December 31, 2005.

CHARTER NATIONAL LIFE INSURANCE COMPANY ("CHARTER") AND INTRAMERICA LIFE INSURANCE COMPANY ("INTRAMERICA")

     In 2005, the Company entered into negotiations to sell two of its wholly owned subsidiaries, Charter National Life Insurance Company ("Charter") and Intramerica Life Insurance Company ("Intramerica"), and recognized an estimated loss on disposition of $4 million ($1 million, after-tax). During 2005, a definitive agreement was reached for which the buyer failed to gain regulatory approval. The subsidiaries whose assets, excluding reinsurance recoverables due from ALIC, totaled approximately $427 million at December 31, 2006 ($106 million and $292 million are classified as reinsurance recoverables and separate accounts, respectively) are still held for sale.

4. SUPPLEMENTAL CASH FLOW INFORMATION

     Non-cash investment exchanges and modifications, which primarily reflect refinancings of fixed income securities and mergers completed with equity securities, totaled $39 million, $51 million and $79 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     Liabilities for collateral received in conjunction with the Company's securities lending and other business activities and for funds received from the Company's security repurchase business activities were $2.29 billion, $2.23 billion and $2.93 billion at December 31, 2006, 2005, and 2004, respectively, and are reported in other liabilities and accrued expenses in the Consolidated Statements of Financial Position. The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

(IN MILLIONS)                                                             2006      2005      2004
                                                                        -------   -------   -------
NET CHANGE IN PROCEEDS MANAGED
Net change in fixed income securities                                   $    96   $  (221)  $  (305)
Net change in short-term investments                                       (159)      918      (705)
                                                                        -------   -------   -------
   Operating cash flow (used) provided                                  $   (63)  $   697   $(1,010)
                                                                        =======   =======   =======
NET CHANGE IN LIABILITIES
Liabilities for collateral and security repurchase, beginning of year   $(2,231)  $(2,928)  $(1,918)
Liabilities for collateral and security repurchase, end of year          (2,294)   (2,231)   (2,928)
                                                                        -------   -------   -------
   Operating cash flow provided (used)                                  $    63   $  (697)  $ 1,010
                                                                        =======   =======   =======

     The Company paid dividends of $49 million and $24 million in the form of investment securities to AIC in 2005 and 2004, respectively. In 2004, the Company received non-cash capital contributions of $41 million related to certain reinsurance transactions with American Heritage Life Insurance Company ("AHL"), an unconsolidated affiliate of the Company, and Columbia Universal Life Insurance Company ("Columbia"), a former unconsolidated affiliate of the Company, in 2004 (see Note 5).

5. RELATED PARTY TRANSACTIONS

BUSINESS OPERATIONS

     The Company uses services performed by its affiliates, AIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs allocated to the Company (see Note 15), were $494 million, $410 million, and $322 million in 2006, 2005 and 2004, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

STRUCTURED SETTLEMENT ANNUITIES

     The Company issued $72 million, $235 million and $98 million of structured settlement annuities, a type of immediate annuity, in 2006, 2005 and 2004, respectively, at prices determined based upon interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $10 million, $9 million and $27 million relate to structured settlement annuities with life contingencies and are included in premium income for 2006, 2005, and 2004, respectively. In most cases, these annuities were issued under a "qualified assignment" whereby prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), and on and subsequent to July 1, 2001 Allstate Assignment Corporation ("AAC"), both wholly owned subsidiaries of ALIC, purchased annuities from ALIC and assumed AIC's obligation to make future payments.

     AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to guarantee the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001.

     Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $4.92 billion and $4.94 billion at December 31, 2006 and 2005, respectively.

BROKER/DEALER AGREEMENT

     The Company receives underwriting and distribution services from Allstate Financial Services, LLC ("AFS"), an affiliated broker/dealer company, for certain variable annuity and variable life insurance contracts sold by Allstate exclusive agencies. The Company incurred $44 million, $46 million and $44 million of commission and other distribution expenses for the years ending December 31, 2006, 2005 and 2004, respectively.

INVESTMENTS

     In 2005, the Company purchased fixed income securities from AIC. The Company paid $655 million in cash for the securities, which includes the fair value of the securities of $649 million and $6 million for accrued investment income. Since the transaction was between affiliates under common control, the securities were recorded at the amortized cost of $623 million as of the date of sale. The difference between the amortized cost and fair value of the securities, which increased accumulated other comprehensive income by $26 million, was recorded as a dividend of $26 million ($16 million, after-tax). Thus, the net effect on shareholder's equity was zero.

REINSURANCE TRANSACTIONS

     In 2005, the Company received fixed income securities with a fair value and amortized cost of $381 million and $358 million, respectively, and $5 million of accrued investment income for the settlement of a $386 million premium receivable due from AHL, an unconsolidated affiliate of the Company. The receivable related to two coinsurance agreements entered into in 2004 whereby the Company assumed certain interest-sensitive life insurance and fixed annuity contracts from AHL. Since the transaction was between affiliates under common control, the securities were recorded at amortized cost as of the date of settlement. The difference between the amortized cost and fair value of the securities, which increased accumulated other comprehensive income by $23 million, was recorded as a non-cash dividend of $23 million ($15 million, after-tax). Thus, the net effect on shareholder's equity was zero. In 2004, as a result of the transaction, the Company recorded a premium receivable of $386 million, DAC of $24 million, policy loans of $16 million, and contractholder funds of $379 million. Since the Company received assets in excess of net liabilities from an affiliate under common control, the Company recognized a gain of $47 million ($31 million, after-tax), which was recorded as a non-cash capital contribution. In accordance with the coinsurance agreements, for 2006, 2005 and 2004, the Company assumed premiums and contract charges of $16 million, $17 million and $14 million, respectively; contract benefits of $11 million, $10 million and $11 million, respectively; and interest credited to contractholder funds of $24 million, $32 million and $36 million, respectively.

     The Company has reinsurance contracts with Columbia, a former unconsolidated affiliate of the Company. In November 2004, the Corporation disposed of Columbia pursuant to a stock purchase agreement with Verde Financial Corporation. As of June 1, 2004, the Company converted a modified coinsurance contract with Columbia to a coinsurance contract to assume 100% of fixed annuity business in force as of June 30, 2000 and new business written prior to the disposition of Columbia. In addition, the Company entered into a coinsurance contract with Columbia to assume 100% of traditional life and accident and health business in force as of June 1, 2004. As a result of these transactions, the Company received assets in excess of net liabilities from an affiliate under common control and recognized a gain of $15 million ($10 million, after-tax), which was recorded as a non-cash capital contribution. Both agreements are continuous but may be terminated by the Company in the event of Columbia's non-payment of reinsurance amounts due. As of May 31, 2001, Columbia ceased issuing new contracts. During 2006, 2005 and 2004, the Company assumed $0.1 million, $0.2 million and $14 million, respectively, in premiums and contract charges from Columbia.

     The Company has a contract to assume nearly all credit insurance written by AIC. This agreement is continuous but may be terminated by either party with 60 days notice. The Company did not assume premiums from AIC in 2006 and 2005. The Company assumed premiums from AIC in the amount of $0.3 million in 2004.

     ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

INCOME TAXES

     The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 12).

DEBT

     On December 27, 2006, the Company issued an intercompany note in the amount of $500 million payable to its parent, AIC, on demand and, in any event, by March 30, 2007. This note has an interest rate of 5.25% and is reflected as note payable to parent on the Company's Consolidated Statements of Financial Position.

     On June 30, 2006, under an existing agreement with Kennett Capital, Inc. ("Kennett"), an unconsolidated affiliate of ALIC, ALIC sold Kennett a $100 million redeemable surplus note issued by ALIC Reinsurance Company, a wholly owned subsidiary of ALIC. The surplus note is due June 1, 2036 with an initial rate of 6.18% that will reset once every ten years to the then current ten year Constant Maturity Treasury yield ("CMT"), plus 1.14%. As payment, Kennett issued a full recourse note due June 1, 2036 to ALIC for the same amount with an initial interest rate of 5.98% that will reset once every ten years to the then current ten year CMT, plus 0.94%. The note due from Kennett is classified as other investments and the related surplus note is classified as long-term debt in the Condensed Consolidated Statements of Financial Position. In 2006, the Company incurred $4 million of interest expense related to this surplus note, which is reflected as a component of operating costs and expenses on the Consolidated Statements of Operations and Comprehensive Income.

     On August 1, 2005, ALIC entered into an agreement with Kennett, whereby ALIC sold to Kennett a $100 million 5.06% surplus note due July 1, 2035 issued by ALIC Re. As payment, Kennett issued a full recourse 4.86% note due July 1, 2035 to ALIC for the same amount. As security for the performance of Kennett's obligations under the agreement and note, Kennett granted ALIC a pledge of and security interest in Kennett's right, title and interest in the surplus notes and their proceeds. Under the terms of the agreement, ALIC may sell and Kennett may choose to buy additional surplus notes, if and when additional surplus notes are issued. The note due from Kennett is classified as other investments and the related surplus notes are classified as long-term debt in the Consolidated Statements of Financial Position (see Note 13). In 2006 and 2005, the Company incurred $5 million and $2 million of interest expense related to this surplus note, which is reflected as a component of operating costs and expenses on the Consolidated Statements of Operations and Comprehensive Income.

     As of December 31, 2006 and 2005, the Company's Consolidated Statements of Financial Position included redeemable preferred stock - Series A ("redeemable preferred stock") issued to Northbook Holdings, LLC, a wholly owned subsidiary of AIC. The Company's Board of Directors declared and paid cash dividends on the redeemable preferred stock from time to time, but not more frequently than quarterly. The dividends were based on the three-month LIBOR rate. Dividends of $1 million, $2 million and $2 million were incurred and paid during 2006, 2005, and 2004, respectively, and included as a component of operating costs and expenses on the Consolidated Statements of Operations. At December 31, 2006 and 2005, redeemable preferred stock totaling $6 million and $32 million, respectively, was classified as mandatorily redeemable and therefore was included as a component of long-term debt on the Consolidated Statements of Financial Position. During both 2006 and 2005, $26 million of mandatorily redeemable preferred stock was redeemed. In addition to the portion of the redeemable preferred stock that was classified as mandatorliy redeemable, redeemable preferred stock totaling $5 million was included as a component of shareholder's equity on the Consolidated Statements of Financial Position as of December 31, 2006 and 2005. All remaining redeemable preferred stock, including the portion classified as mandatorily redeemable and included as a component of long-term debt and the portion classified as shareholder's equity as of December 31, 2006, was redeemed in the first quarter of 2007.

     The Company has an intercompany loan agreement with The Allstate Corporation. The amount of intercompany loans available to the Company is at the discretion of The Allstate Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1.00 billion. The Company had no amounts outstanding under the intercompany loan agreement at December 31, 2006 and 2005. The Corporation uses commercial paper borrowings, bank lines of credit and repurchase agreements to fund intercompany borrowings.

6. INVESTMENTS

FAIR VALUES

     The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:

                                                    GROSS UNREALIZED
                                        AMORTIZED   ----------------    FAIR
(IN MILLIONS)                             COST        GAINS   LOSSES    VALUE
                                        ---------    ------   ------   -------
AT DECEMBER 31, 2006
U.S. government and agencies             $ 2,763     $  736   $  (3)   $ 3,496
Municipal                                  4,732        101     (43)     4,790
Corporate (1)                             33,823        811    (325)    34,309
Foreign government                         1,709        317      (3)     2,023
Mortgage-backed securities                 4,543         31     (56)     4,518
Commercial mortgage-backed securities      7,597         64     (61)     7,600
Asset-backed securities                    5,663         34     (16)     5,681
Redeemable preferred stock                    21          1      --         22
                                         -------     ------   -----    -------
   Total fixed income securities         $60,851     $2,095   $(507)   $62,439
                                         =======     ======   =====    =======
AT DECEMBER 31, 2005
U.S. government and agencies             $ 2,639     $  850   $  (2)   $ 3,487
Municipal                                  4,291        167     (15)     4,443
Corporate (1)                             33,437      1,216    (273)    34,380
Foreign government                         1,727        374      (2)     2,099
Mortgage-backed securities                 5,742         29     (78)     5,693
Commercial mortgage-backed securities      6,745         50     (63)     6,732
Asset-backed securities                    5,114         32     (28)     5,118
Redeemable preferred stock                    22          3      --         25
                                         -------     ------   -----    -------
   Total fixed income securities         $59,717     $2,721   $(461)   $61,977
                                         =======     ======   =====    =======

----------
(1) Amortized cost and fair value of Corporate fixed income securities include bank loans which are reflected at amortized cost of $982 million and $945 million at December 31, 2006 and 2005, respectively.

SCHEDULED MATURITIES

     The scheduled maturities for fixed income securities are as follows at December 31, 2006:

                                         AMORTIZED    FAIR
(IN MILLIONS)                              COST       VALUE
                                         ---------   -------
Due in one year or less                   $ 1,209    $ 1,213
Due after one year through five years      11,306     11,415
Due after five years through ten years     16,087     16,372
Due after ten years                        22,043     23,240
                                          -------    -------
                                           50,645     52,240
Mortgage- and asset-backed securities      10,206     10,199
                                          -------    -------
   Total                                  $60,851    $62,439
                                          =======    =======

     Actual maturities may differ from those scheduled as a result of prepayments by the issuers. Because of the potential for prepayment on mortgage and asset-backed securities, they are not categorized by contractual maturity. The commercial mortgage-backed securities are categorized by contractual maturity because they generally are not subject to prepayment risk.

NET INVESTMENT INCOME

   Net investment income for the years ended December 31 is as follows:

(IN MILLIONS)                           2006     2005     2004
                                       ------   ------   ------
Fixed income securities                $3,578   $3,377   $3,072
Mortgage loans                            508      469      435
Equity securities                          44       37       24
Other                                     184       19     (143)
                                       ------   ------   ------
   Investment income, before expense    4,314    3,902    3,388
   Investment expense                     257      195      128
                                       ------   ------   ------
      Net investment income            $4,057   $3,707   $3,260
                                       ======   ======   ======

     Net investment income from equity securities includes income from partnership interests of $42 million, $35 million and $19 million for the years ended December 31, 2006, 2005 and 2004, respectively.

REALIZED CAPITAL GAINS AND LOSSES, AFTER-TAX

     Realized capital gains and losses by security type for the years ended December 31 are as follows:

(IN MILLIONS)                                        2006   2005   2004
                                                     ----   ----   ----
Fixed income securities                              $(96)  $(94)  $(87)
Equity securities                                       4      7     11
Other investments                                      13    106     65
                                                     ----   ----   ----
   Realized capital gains and losses, pre-tax         (79)    19    (11)
   Income tax (expense) benefit                        28     (7)     3
                                                     ----   ----   ----
      Realized capital gains and losses, after-tax   $(51)  $ 12   $ (8)
                                                     ====   ====   ====

     Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

(IN MILLIONS)                                        2006    2005   2004
                                                     ----   -----   ----
Write-downs                                          $(21)  $ (24)  $(81)
Dispositions (1)                                      (89)     88    129
Valuation of derivative instruments                   (17)   (105)   (66)
Settlement of derivative instruments                   48      60      7
                                                     ----   -----   ----
   Realized capital gains and losses, pre-tax         (79)     19    (11)
   Income tax benefit (expense)                        28      (7)     3
                                                     ----   -----   ----
      Realized capital gains and losses, after-tax   $(51)  $  12   $ (8)
                                                     ====   =====   ====

----------
(1) Dispositions include sales, losses recognized in anticipation of dispositions and other transactions such as calls and prepayments. The Company recognized losses of $60 million and $67 million in 2006 and 2005, respectively, due to changes in intent to hold impaired securities. There were no losses recognized due to a change in intent during 2004.

     Gross gains of $104 million, $199 million and $189 million and gross losses of $233 million, $132 million and $157 million were realized on sales of fixed income securities during 2006, 2005 and 2004, respectively.

UNREALIZED NET CAPITAL GAINS AND LOSSES

     Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

                                                                      GROSS UNREALIZED
                                                              FAIR    ----------------   UNREALIZED NET
(IN MILLIONS)                                                VALUE     GAINS    LOSSES   GAINS (LOSSES)
                                                            -------   ------   -------   --------------
AT DECEMBER 31, 2006
Fixed income securities                                     $62,439   $2,095    $(507)       $ 1,588
Equity securities                                               533       11       --             11
Derivative instruments (1)                                      (16)       2      (18)           (16)
                                                                                             -------
   Total                                                                                       1,583
Amount recognized for: (2)
   Premium deficiency reserve                                                                 (1,129)
   Deferred policy acquisition and sales inducement costs                                         46
                                                                                             -------
      Total                                                                                   (1,083)
   Deferred income taxes                                                                        (175)
                                                                                             -------
Unrealized net capital gains and losses                                                      $   325
                                                                                             =======

                                                                      GROSS UNREALIZED
                                                              FAIR    ----------------   UNREALIZED NET
(IN MILLIONS)                                                VALUE     GAINS    LOSSES   GAINS (LOSSES)
                                                            -------   ------   -------   --------------
AT DECEMBER 31, 2005
Fixed income securities                                     $61,977   $2,721    $(461)       $ 2,260
Equity securities                                               324        6       (1)             5
Derivative instruments (1)                                       (6)      --       (6)            (6)
                                                                                             -------
   Total                                                                                       2,259
Amount recognized for: (2)
   Premium deficiency reserve                                                                 (1,343)
   Deferred policy acquisition and sales inducement costs                                        (12)
                                                                                             -------
      Total                                                                                   (1,355)
   Deferred income taxes                                                                        (316)
                                                                                             -------
Unrealized net capital gains and losses                                                      $   588
                                                                                             =======

----------
(1) Included in the fair value of derivative securities are $(7) million and $(4) million classified as assets and $9 million and $2 million classified as liabilities at December 31, 2006 and 2005, respectively.

(2) See Note 2, Summary of Significant Accounting Policies for deferred policy acquisition and sales inducement costs and reserve for life-contingent contract benefits.

CHANGE IN UNREALIZED NET CAPITAL GAINS AND LOSSES

     The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

(IN MILLIONS)                                                2006     2005     2004
                                                            -----   -------   -----
Fixed income securities                                     $(672)  $(1,067)  $ 150
Equity securities                                               6        (4)      5
Derivative instruments                                        (10)       17     (21)
                                                            -----   -------   -----
   Total                                                     (676)   (1,054)    134
Amounts recognized for:
   Premium deficiency reserve                                 214      (254)   (157)
   Deferred policy acquisition and sales inducement costs      58       653     (39)
                                                            -----   -------   -----
      Total                                                   272       399    (196)
Deferred income taxes                                         141       230      22
                                                            -----   -------   -----
Decrease in unrealized net capital gains and losses         $(263)  $  (425)  $ (40)
                                                            =====   =======   =====

PORTFOLIO MONITORING

     Inherent in the Company's evaluation of a particular security are assumptions and estimates about the operations of the issuer and its future earnings potential. Some of the factors considered in evaluating whether a decline in fair value is other-than-temporary are: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 2) the recoverability of principal and interest;
3) the duration and extent to which the fair value has been less than cost for equity securities or amortized cost for fixed income securities; 4) the financial condition, near-term and long-term prospects of the issuer, including relevant industry conditions and trends, and implications of rating agency actions and offering prices; and 5) the specific reasons that a security is in a significant unrealized loss position, including market conditions which could affect access to liquidity.

     The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                                  LESS THAN 12 MONTHS             12 MONTHS OR MORE
                                           -----------------------------   -----------------------------
                                           NUMBER                          NUMBER                            TOTAL
                                             OF       FAIR    UNREALIZED     OF      FAIR     UNREALIZED   UNREALIZED
$ IN MILLIONS                              ISSUES    VALUE      LOSSES     ISSUES    VALUE      LOSSES        LOSSES
                                           ------   -------   ----------   ------   -------   ----------   ----------
AT DECEMBER 31, 2006
Fixed income securities
   U.S. government and agencies                11   $   177     $  (1)        12   $    87     $  (2)      $  (3)
   Municipal                                  184     1,018       (20)       143       558       (23)        (43)
   Corporate                                  477     6,114       (80)       607     7,665      (245)       (325)
   Foreign government                           7        40        (1)         8       113        (2)         (3)
   Mortgage-backed securities                 232       753        (6)       722     1,933       (50)        (56)
   Commercial mortgage-backed securities      131     1,624       (10)       224     2,272       (51)        (61)
   Asset-backed securities                    100       881        (5)        59       523       (11)        (16)
   Redeemable preferred stock                   1         7        --         --        --        --          --
                                            -----   -------     ------     -----   -------     -----       -----
      Total fixed income securities         1,143    10,614      (123)     1,775    13,151      (384)       (507)
Equity securities                              --        --        --         --        --        --          --
                                            -----   -------     ------     -----   -------     -----       -----
      Total fixed income & equity
         securities                         1,143   $10,614     $(123)     1,775   $13,151     $(384)      $(507)
                                            =====   =======     ======     =====   =======     =====       =====
Investment grade fixed income securities    1,081   $10,169     $(113)     1,723   $12,804     $(368)      $(481)
Below investment grade fixed income
   securities                                  62       445       (10)        52       347       (16)        (26)
                                            -----   -------     ------     -----   -------     -----       -----
      Total fixed income securities         1,143   $10,614     $(123)     1,775   $13,151     $(384)      $(507)
                                            =====   =======     ======     =====   =======     =====       =====
AT DECEMBER 31, 2005
Fixed income securities
   U.S. government and agencies                13   $    99     $  (2)         3   $     8     $  --       $  (2)
   Municipal                                  160       878       (12)        25        96        (3)        (15)
   Corporate                                  819     9,936      (193)       168     1,962       (80)       (273)
   Foreign government                          21       291        (2)         2        20        --          (2)
   Mortgage-backed securities                 755     3,694       (60)       222       587       (18)        (78)
   Commercial mortgage-backed securities      321     3,727       (53)        36       329       (10)        (63)
   Asset-backed securities                    119     1,162       (12)        48       359       (16)        (28)
   Redeemable preferred stock                  --        --        --         --        --        --          --
                                            -----   -------     -----      -----   -------     -----       -----
      Total fixed income securities         2,208    19,787      (334)       504     3,361      (127)       (461)
Equity securities                               2         9        (1)        --        --        --          (1)
                                            -----   -------     -----      -----   -------     -----       -----
      Total fixed income & equity
         securities                         2,210   $19,796     $(335)       504    $3,361     $(127)      $(462)
                                            =====   =======     ======     =====   =======     =====       =====
Investment grade fixed income securities    2,076   $19,203     $(314)       488   $ 3,227     $(112)      $(426)
Below investment grade fixed income
   securities                                 132       584       (20)        16       134       (15)        (35)
                                            -----   -------     -----      -----   -------     -----       -----
      Total fixed income securities         2,208   $19,787     $(334)       504   $ 3,361     $(127)      $(461)
                                            =====   =======     =====      =====   =======     =====       =====

     As of December 31, 2006, $506 million of unrealized losses related to securities with an unrealized loss position less than 20% of cost or amortized cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $506 million, $481 million related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating from the National Association of Insurance Commissioners ("NAIC") of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody's or a rating of AAA, AA, A or BBB from Standard & Poor's ("S&P"), Fitch or Dominion; or aaa, aa, a or bbb from A.M. Best; or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to rising interest rates or changes in credit spreads since the securities were acquired.

     As of December 31, 2006, the remaining $1 million of unrealized losses related to securities in unrealized loss positions greater than or equal to 20% of cost or amortized cost and related to below investment grade fixed income securities. These securities were evaluated based on factors such as the financial condition and near-term and long-term prospects of the issuer and were determined to have adequate resources to fulfill contractual obligations. The Company expects eventual recovery of these securities. Every security was included in our portfolio monitoring process.

     As of December 31, 2006, the Company had the intent and ability to hold the fixed income and equity securities with unrealized losses for a period of time sufficient for them to recover.

     As of December 31, 2006 and 2005, the carrying value for cost method investments was $362 million and $213 million, respectively, which primarily included limited partnership interests in fund investments. Each cost method investment was evaluated utilizing certain criteria such as a measurement of the Company's percentage share of the investee's equity relative to the carrying value and certain financial trends to determine if an event or change in circumstance occurred that could indicate an other-than-temporary impairment existed. Investments meeting any one of these criteria were further evaluated and, if it was determined that an other-than-temporary impairment existed, the investment was written down to the estimated fair value. The estimated fair value was generally based on the fair value of the underlying investments in the limited partnership funds. It is not practicable to estimate the fair value of each cost method investment in accordance with paragraphs 14 and 15 of SFAS 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107") because the investments are private in nature and do not trade frequently. In addition, the information that would be utilized to estimate fair value is not readily available. In both 2006 and 2005, the Company had write-downs of $0.1 million related to cost method investments that were other-than-temporarily impaired.

MORTGAGE LOAN IMPAIRMENT

     A mortgage loan is impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

     The net carrying value of impaired loans at December 31, 2006 and 2005 was $5 million and $3 million, respectively. No valuation allowances were held at December 31, 2006 or 2005 because the fair value of the collateral was greater than the recorded investment in the loans.

     Interest income for impaired loans is recognized on an accrual basis if payments are expected to continue to be received; otherwise the cash basis is used. The Company recognized interest income on impaired loans of $0.4 million, $0.2 million and $2 million during 2006, 2005 and 2004, respectively. The average balance of impaired loans was $5 million, $6 million and $29 million during 2006, 2005 and 2004, respectively.

     No valuation allowances were charged to operations in 2006 or 2005. In 2004, a valuation allowance of $1 million was charged to operations and $1 million of a balance previously written off was recovered.

INVESTMENT CONCENTRATION FOR MUNICIPAL BOND AND COMMERCIAL MORTGAGE PORTFOLIOS

     The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio. No other state represents more than 5% of the portfolio at December 31, 2006 and 2005.

(% OF MUNICIPAL BOND PORTFOLIO CARRYING VALUE)    2006    2005
                                                  ----    ----
California                                        20.4%   22.2%
New York                                          10.6     6.5
New Jersey                                         7.8     9.6
Texas                                              5.4     6.8
Pennsylvania                                       5.2     5.4

     The Company's mortgage loans are collateralized by a variety of commercial real estate property types located throughout the United States. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage portfolio. No other state represented more than 5% of the portfolio at December 31, 2006 and 2005.

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)    2006    2005
                                                       ----    ----
California                                             19.3%   16.6%
Illinois                                                9.7     8.5
Texas                                                   7.6     8.1
Pennsylvania                                            5.7     6.6
New York                                                5.1     5.7

     The types of properties collateralizing the commercial mortgage loans at December 31 are as follows:

(% OF COMMERCIAL MORTGAGE PORTFOLIO CARRYING VALUE)    2006     2005
                                                      -----    -----
Office buildings                                       34.7%    32.4%
Retail                                                 25.7     22.6
Warehouse                                              20.5     23.2
Apartment complex                                      15.5     18.4
Industrial                                              1.1      1.2
Other                                                   2.5      2.2
                                                      -----    -----
   Total                                              100.0%   100.0%
                                                      =====    =====

     The contractual maturities of the commercial mortgage loan portfolio as of December 31, 2006 for loans that were not in foreclosure are as follows:

                  NUMBER OF   CARRYING
($ IN MILLIONS)     LOANS       VALUE    PERCENT
                  ---------   --------   -------
2007                  39       $  301       3.5%
2008                  75          576       6.6
2009                 118        1,156      13.3
2010                 103        1,299      14.9
2011                 101        1,248      14.4
Thereafter           453        4,110      47.3
                     ---       ------     -----
   Total             889       $8,690     100.0%
                     ===       ======     =====

     In 2006, $419 million of commercial mortgage loans were contractually due. Of these, 70% were paid as due, 24% were refinanced at prevailing market terms and 6% were extended for less than one year. None were foreclosed or in the process of foreclosure, and none were in the process of refinancing or restructuring discussions.

CONCENTRATION OF CREDIT RISK

     At December 31, 2006, the Company is not exposed to any credit concentration of risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

SECURITIES LOANED AND SECURITY REPURCHASE

     The Company's business activities include securities lending programs with third parties, mostly large brokerage firms. At December 31, 2006 and 2005, fixed income securities with a carrying value of $1.74 billion and $1.81 billion, respectively, were on loan under these agreements. In return, the Company receives cash that it invests and includes in short-term investments and fixed income securities, with an offsetting liability recorded in other liabilities and accrued expenses to account for the Company's obligation to return the collateral. Interest income on collateral, net of fees, was $5 million, $5 million and $4 million, for the years ended December 31, 2006, 2005 and 2004, respectively.

     As part of its business activities, the Company sells securities under agreements to repurchase, primarily including a mortgage dollar roll program. At December 31, 2006 and 2005, the Company had $143 million and $87 million, respectively, of securities that were subject to repurchase agreements. For repurchase agreements, an offsetting liability is recorded in other liabilities and accrued expenses to account for the Company's obligation to return these funds.

Interest income recorded as a result of the program was $1 million, $9 million and $23 million for the years ended December 31, 2006, 2005 and 2004, respectively.

OTHER INVESTMENT INFORMATION

     Included in fixed income securities are below investment grade assets totaling $3.26 billion and $3.13 billion at December 31, 2006 and 2005, respectively.

     At December 31, 2006, fixed income securities with a carrying value of $58 million were on deposit with regulatory authorities as required by law.

     At December 31, 2006, the carrying value of fixed income securities that were non-income producing was $10 million. No other investments were non-income producing at December 31, 2006.

7. FINANCIAL INSTRUMENTS

     In the normal course of business, the Company invests in various financial assets, incurs various financial liabilities and enters into agreements involving derivative financial instruments and other off-balance-sheet financial instruments. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including DAC and DSI and reinsurance recoverables, net) and liabilities (including reserve for life-contingent contract benefits, contractholder funds pertaining to interest-sensitive life contracts and deferred income taxes) are not included in accordance with SFAS No. 107. Other assets and liabilities considered financial instruments such as accrued investment income and cash are generally of a short-term nature. Their carrying values are deemed to approximate fair value.

FINANCIAL ASSETS

                           DECEMBER 31, 2006     DECEMBER 31, 2005
                          -------------------   -------------------
                          CARRYING     FAIR      CARRYING    FAIR
(IN MILLIONS)               VALUE      VALUE       VALUE     VALUE
                          --------   --------    --------   -------
Fixed income securities    $62,439    $62,439     $61,977   $61,977
Mortgage loans               8,690      8,761       8,108     8,290
Equity securities               72         72          67        67
Short-term investments         805        805         927       927
Policy loans                   752        752         729       729
Separate accounts           16,174     16,174      15,235    15,235

     Fair values of publicly traded fixed income securities are based upon quoted market prices or dealer quotes. The fair value of non-publicly traded securities, primarily privately placed corporate obligations, is based on either widely accepted pricing valuation models, which use internally developed ratings and independent third party data (e.g., term structures and current publicly traded bond prices) as inputs, or independent third party pricing sources. Mortgage loans are valued based on discounted contractual cash flows. Discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar properties as collateral. Loans that exceed 100% loan-to-value are valued at the estimated fair value of the underlying collateral. At December 31, 2006 and 2005, equity securities in the table above exclude $461 million and $257 million, respectively, of limited partnership interests, which are accounted for based on the cost method or equity method of accounting (see Notes 2 and 6). The remaining equity securities reflect common and preferred stocks, which are valued based principally on quoted market prices. Short-term investments are highly liquid investments with maturities of one year or less whose carrying values are deemed to approximate fair value. The carrying value of policy loans is deemed to approximate fair value. Separate accounts assets are carried in the Consolidated Statements of Financial Position at fair value based on quoted market prices.

FINANCIAL LIABILITIES

                                                      DECEMBER 31, 2006    DECEMBER 31, 2005
                                                     ------------------   ------------------
                                                     CARRYING     FAIR    CARRYING     FAIR
(IN MILLIONS)                                          VALUE     VALUE     VALUE       VALUE
                                                     --------   -------   --------   -------
Contractholder funds on investment contracts          $52,143   $50,124    $50,253   $48,269
Note payable to parent                                    500       500         --        --
Long-term debt                                            206       206        181       181
Liability for collateral and repurchase agreements      2,294     2,294      2,231     2,231
Separate accounts                                      16,174    16,174     15,235    15,235

     Contractholder funds include interest-sensitive life insurance contracts and investment contracts. Interest-sensitive life insurance contracts are not considered financial instruments subject to fair value disclosure requirements under the provisions of SFAS No. 107. The fair value of investment contracts is based on the terms of the underlying contracts. Fixed annuities are valued at the account balance less surrender charges. Immediate annuities without life contingencies and funding agreements are valued at the present value of future benefits using current interest rates. Market value adjusted annuities' fair value is estimated to be the market adjusted surrender value. Equity-indexed annuity contracts' fair value approximates carrying value since the embedded equity options are carried at fair value in the consolidated financial statements.

     The carrying value of the note payable to parent is deemed to approximate fair value due to the short-term nature of the note. The carrying value of long-term debt is deemed to approximate fair value. Liability for collateral and repurchase agreements is valued at carrying value due to its short-term nature. Separate accounts liabilities are carried at the fair value of the underlying assets.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company primarily uses derivatives for risk reduction and asset replication. In addition, the Company has derivatives embedded in financial instruments, which are required to be separated and accounted for as derivative instruments. With the exception of derivatives used for asset replication and embedded derivatives which are required to be separated, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting or non-hedge derivative financial instruments on at least a quarterly basis (see
Note 2). The Company does not use derivatives for trading purposes. Non-hedge accounting is used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements prescribed in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") to permit the application of SFAS 133's hedge accounting model. The principal benefit of a "portfolio" level strategy is in its cost savings through its ability to use fewer derivatives with larger notional amounts.

     Asset-liability management is a risk management strategy that is principally employed to align the respective interest-rate sensitivities of assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps and floors are acquired to change the interest rate characteristics of existing assets and liabilities to ensure a properly matched relationship is maintained and to reduce exposure to rising or falling interest rates. The Company uses financial futures to hedge anticipated asset and liability purchases and financial futures and options for hedging the Company's equity exposure contained in equity indexed and variable annuity product contracts that offer equity returns to contractholders. In addition, the Company also uses interest rate swaps to hedge interest rate risk inherent in funding agreements and foreign currency swaps primarily to reduce the foreign currency risk associated with issuing foreign currency denominated funding agreements.

     Asset replication refers to the "synthetic" creation of an asset through the use of a credit derivative and a high quality cash instrument to replicate fixed income securities that are either unavailable in the cash bond market or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

     The Company has derivatives that are embedded in non-derivative "host" contracts. The Company's primary embedded derivatives are conversion options in fixed income investments, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; equity options in annuity product contracts, which provide equity returns to contractholders; and equity-indexed notes containing equity call options, which provide a coupon payout based upon one or more indices.

In the tables that follow:

     The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are not representative of the potential for gain or loss on these agreements.

     Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive (pay) to terminate the derivative contracts at the reporting date. For exchange traded derivative contracts, the fair value is based on dealer or exchange quotes. The exchange requires margin deposits as well as daily cash settlements of margin. As of December 31, 2006, the Company pledged $22 million of securities in the form of margin deposits. The fair value of non-exchange traded derivative contracts, including embedded derivative financial instruments subject to bifurcation, is based on either independent third party pricing sources, including broker quotes, or widely accepted pricing and valuation models which use independent third party data as inputs.

     Carrying value amounts include the fair value of the derivatives, including the embedded derivatives, and exclude the accrued periodic settlements which are short-term in nature and are reported in accrued investment income or other invested assets. The carrying value amounts for freestanding derivatives have been further adjusted for the effects, if any, of legally enforceable master netting agreements.

     The net impact to pretax income includes the settlements for derivatives, including the accrued periodic settlements, as well as changes in the fair value of freestanding and embedded derivatives. For those derivatives that qualify for fair value hedge accounting, it also includes the changes in the fair value of the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses amortized from accumulated other comprehensive income are included. For embedded derivatives in convertibles and equity-indexed notes subject to bifurcation, accretion income related to the host instrument has also been included.

     The following table categorizes the accounting hedge (fair value and cash flow) and non-hedge strategies employed by the Company. The notional amount, the fair value of the hedge and the impact on pretax income have been provided to illustrate the relative volume, the Company's exposure and the level of mark-to-market activity, respectively, for the derivative programs as of December 31.

($ IN MILLIONS)                           2006                           2005
                             -----------------------------  -----------------------------
                                            FAIR VALUE                     FAIR VALUE
                                       -------------------            -------------------   IMPACT TO PRETAX
                                       FAIR   CASH                     FAIR   CASH              INCOME
                             NOTIONAL  VALUE  FLOW    NON-  NOTIONAL  VALUE   FLOW   NON-  ------------------
                              AMOUNT   HEDGE  HEDGE  HEDGE   AMOUNT   HEDGE  HEDGE  HEDGE  2006   2005  2004
                             --------  -----  -----  -----  --------  -----  -----  -----  ----  -----  ----
RISK REDUCTION
   Interest rate exposure     $25,819   $ 24   $ --   $ 43   $22,304   $ 12    $--  $  82  $(45) $(161) $(241)
   Macro hedging                3,425     --     --      1     3,319     --     --      1    16     (9)   (32)
   Hedging of equity
      exposure in annuity
      contracts                 4,722     --    --     125     4,523     --     --     66   103     20     53
   Hedging interest rate
      and foreign currency
      risk inherent in
      funding agreements        1,948    366    --      --     2,501    327     --     --    13     77    143
   Other                          470      3    (17)    (4)      642      3     (6)    (1)  (75)   (10)    (8)

ASSET REPLICATION                 395     --    --       2       432     --     --     --     4      2      1

EMBEDDED DERIVATIVES
   Convertibles                   488     --    --     187       453     --     --    159    51     27     14
   Equity indexed notes           625     --    --     305       325     --     --    133    49     19     --
   Annuity contracts            6,122     --    --    (171)    4,494     --     --   (113)  (57)    (8)    13
                              -------   ----   ----   ----   -------   ----    ---  -----  ----  -----  -----
TOTAL                         $44,014   $393   $(17)  $488   $38,993   $342    $(6) $ 327  $ 59  $ (43) $ (57)
                              =======   ====   ====   ====   =======   ====    ===  =====  ====  =====  =====

     Derivative instruments are recorded at fair value and presented in the Consolidated Statements of Financial Position as of December 31, as follows:

                                                CARRYING VALUE
                                         -----------------------------
                                             ASSETS      (LIABILITIES)
                                         -------------   -------------
(IN MILLIONS)                             2006    2005    2006    2005
                                         ------   ----   -----   -----
Fixed income securities                  $  492   $292   $  --   $  --
Other investments                           666    522      --      --
Other assets                                  3      3      --      --
Contractholder funds                         --     --    (171)   (113)
Other liabilities and accrued expenses       --     --    (126)    (41)
                                         ------   ----   -----   -----
   Total                                 $1,161   $817   $(297)  $(154)
                                         ======   ====   =====   =====

     For cash flow hedges, unrealized net pre-tax losses included in accumulated other comprehensive income were $(16) million and $(6) million at December 31, 2006 and 2005, respectively. The net pre-tax changes in accumulated other comprehensive income due to cash flow hedges resulted from changes in fair value of $(10) million, $17 million, and $(18) million in 2006, 2005 and 2004, respectively, and the amortization of gains to income of $3 million in 2004. Amortization to net income of accumulated other comprehensive income related to cash flow hedges is expected to be less than $1 million in 2007.

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2006.

                                                                                    CARRYING VALUE
                                                            NOTIONAL     FAIR   ----------------------
($ IN MILLIONS)                                              AMOUNT     VALUE   ASSETS   (LIABILITIES)
                                                            --------    -----   ------   -------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                               $14,529     $  24   $   30       $  (6)
Financial futures contracts                                   3,626         1        1          --
Interest rate cap and floor agreements                       12,065        27       26           1
                                                            -------     -----   ------       -----
Total interest rate contracts                                30,220        52       57          (5)
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                      4,521       125      233        (108)
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                              1,551       362      375         (13)
CREDIT DEFAULT SWAPS USED FOR ASSET REPLICATION                 395         2        1           1
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Guaranteed accumulation benefit (1)                           1,608         7       --           7
Guaranteed withdrawal benefit (1)                             1,067         1       --           1
Conversion options in fixed income securities                   488       187      187          --
Equity-indexed call options in fixed income securities          625       305      305          --
Equity-indexed and forward starting options in life and
   annuity product contracts                                  3,343      (189)      --        (189)
Other embedded derivative financial instruments                 104        10       --          10
                                                            -------     -----   ------       -----
Total embedded derivative financial instruments               7,235       321      492        (171)
OTHER DERIVATIVE FINANCIAL INSTRUMENTS                           92         2        3          (1)
                                                            -------     -----   ------       -----
TOTAL DERIVATIVE FINANCIAL INSTRUMENTS                      $44,014     $ 864   $1,161       $(297)
                                                            =======     =====   ======       =====

(1) These embedded derivative financial instruments relate to the Company's variable annuity business, which was fully reinsured to Prudential effective June 1, 2006 (see Note 3).

     The following table summarizes the notional amount, fair value and carrying value of the Company's derivative financial instruments at December 31, 2005:

                                                                                 CARRYING VALUE
                                                          NOTIONAL    FAIR   ----------------------
($ IN MILLIONS)                                            AMOUNT    VALUE   ASSETS   (LIABILITIES)
                                                          --------   -----   ------   -------------
INTEREST RATE CONTRACTS
Interest rate swap agreements                              $11,512   $  43    $ 49       $  (6)
Financial futures contracts                                  4,188       1       1          --
Interest rate cap and floor agreements                      10,792      51      49           2
                                                           -------   -----    ----       -----
Total interest rate contracts                               26,492      95      99          (4)
EQUITY AND INDEX CONTRACTS
Options, financial futures, and warrants                     3,948      66     101         (35)
FOREIGN CURRENCY CONTRACTS
Foreign currency swap agreements                             2,765     321     323          (2)
Foreign currency futures contracts                              31      --      --          --
                                                           -------   -----    ----       -----
Total foreign currency contracts                             2,796     321     323          (2)
CREDIT DEFAULT SWAPS USED FOR ASSET REPLICATION                432      --      --          --
EMBEDDED DERIVATIVE FINANCIAL INSTRUMENTS
Guaranteed accumulation benefit                              1,208       2      --           2
Guaranteed withdrawal benefit                                  532      --      --          --
Conversion options in fixed income securities                  453     159     159          --
Equity-indexed call options in fixed income securities         325     133     133          --
Equity-indexed and forward starting options in life and
   annuity product contracts                                 2,650    (120)     --        (120)
Other embedded derivative financial instruments                132       4      (1)          5
                                                           -------   -----    ----       -----
Total embedded derivative financial instruments              5,300     178     291        (113)
OTHER DERIVATIVE FINANCIAL INSTRUMENTS                          25       3       3          --
                                                           -------   -----    ----       -----
TOTAL DERIVATIVE FINANCIAL INSTRUMENTS                     $38,993   $ 663    $817       $(154)
                                                           =======   =====    ====       =====

     The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company uses master netting agreements for over-the-counter derivative transactions, including interest rate swap, foreign currency swap, interest rate cap, interest rate floor, credit default swap and certain option agreements. These agreements permit either party to net payments due for transactions covered by the agreements. Under the provisions of the agreements, collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2006, counterparties pledged $357 million in cash to the Company and the Company pledged $10 million in securities to counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives including futures and certain option contracts are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any associated potential credit risk.

     Credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of freestanding derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

     The following table summarizes the counterparty credit exposure by counterparty credit rating at December 31, as it relates to interest rate swap, foreign currency swap, interest rate cap, interest rate floor, credit default swap and certain option agreements.

($ IN MILLIONS)

($ IN MILLIONS)                           2006                                                   2005
                  ----------------------------------------------------   ----------------------------------------------------
                  NUMBER OF                                EXPOSURE,     NUMBER OF                                EXPOSURE,
                   COUNTER-   NOTIONAL      CREDIT          NET OF        COUNTER-   NOTIONAL      CREDIT          NET OF
RATING (1)         PARTIES     AMOUNT    EXPOSURE (2)   COLLATERAL (2)    PARTIES     AMOUNT    EXPOSURE (2)   COLLATERAL (2)
----------        ---------   --------   ------------   --------------   ---------   --------   ------------   --------------
 AAA                   1       $   457       $ 10             $10             1       $   484       $ 10             $10
 AA                    5         8,124        137              32             5         6,171        123              25
 AA-                   6         7,484        201              21             3         3,484         14              14
 A+                    3        12,494         86              20             6        15,337        273              23
  A                   --            --         --              --             1            30         --              --
                     ---       -------       ----             ---            --       -------       ----             ---
Total                 15       $28,559       $434             $83            16       $25,506       $420             $72
                     ===       =======       ====             ===            ==       =======       ====             ===

----------
(1)  Rating is the lower of S&P's or Moody's ratings.

(2) For each counterparty, only over-the-counter derivatives with a net positive fair value are included.

     Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS AND INVESTMENT VIE NOT CONSOLIDATED

     The contractual amounts and fair values of off-balance-sheet financial instruments at December 31 are as follows:

                                               2006                  2005
                                       -------------------   -------------------
                                       CONTRACTUAL    FAIR   CONTRACTUAL    FAIR
(IN MILLIONS)                            AMOUNT      VALUE      AMOUNT     VALUE
                                       -----------   -----   -----------   -----
Commitments to invest                         $707     $--          $569     $--
Private placement commitments                  112      --           205      --
Commitments to extend mortgage loans           527       5           407       4

     In the above table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance-sheet financial instruments with credit risk.

     Commitments to invest generally represent commitments to acquire financial interests or instruments. The Company enters into these agreements to allow for additional participation in certain limited partnership investments. Because the equity investments in the limited partnerships are not actively traded, it is not practicable to estimate the fair value of these commitments.

     Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company regularly enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

     Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. Commitments to extend mortgage loans, which are secured by the underlying properties, are valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

     In 2006, the Company participated in the establishment of an investment management variable interest entity ("VIE") that holds assets under the management of Allstate Investment Management Company, an unconsolidated affiliate of the Company, on behalf of unrelated third party investors. The VIE had assets consisting primarily of investment securities and cash totaling $401 million and liabilities, primarily long-term debt, totaling $378 million at

December 31, 2006. The Company does not consolidate the VIE because it is not the primary beneficiary. The Company's maximum loss exposure related to its investment in the VIE is the current carrying value of its investment, which was $8 million at December 31, 2006.

8.   RESERVE FOR LIFE-CONTINGENT CONTRACT BENEFITS AND CONTRACTHOLDER FUNDS

     At December 31, the reserve for life-contingent contract benefits consists of the following:

(IN MILLIONS)                                                 2006      2005
                                                            -------   -------
Immediate annuities:
   Structured settlement annuities                           $6,950   $ 6,813
   Other immediate annuities                                  2,317     2,414
Traditional Life                                              2,234     2,094
Other                                                           703       560
                                                            -------   -------
      Total reserve for life-contingent contract benefits   $12,204   $11,881
                                                            =======   =======

     The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits:

                                                                          INTEREST              ESTIMATION
            PRODUCT                           MORTALITY                     RATE                  METHOD
Structured settlement annuities   U.S. population with projected     Interest rate        Present value of
                                  calendar year improvements;        assumptions range    contractually
                                  mortality rates adjusted for       from 4.1% to 11.7%   specified future
                                  each impaired life based on                             benefits
                                  reduction in life expectancy and
                                  nature of impairment

Other immediate annuities         1983 group annuity mortality       Interest rate        Present value of
                                  table                              assumptions range    expected future
                                  1983 individual annuity            from 1.9% to 11.5%   benefits based on
                                  mortality table                                         historical experience
                                  1983-a annuity mortality table

Traditional life                  Actual company experience plus     Interest rate        Net level premium
                                  loading                            assumptions range    reserve method using
                                                                     from 4.0% to 11.3%   the Company's
                                                                                          withdrawal experience
                                                                                          rates

Other:
   Variable annuity guaranteed    90% of 1994 group annuity          Interest rate        Projected benefit
      minimum death benefits      mortality table with internal      assumptions range    ratio applied to
                                  modifications                      from 6.5% to 7.0%    cumulative assessments

   Accident & health              Actual company experience plus                          Unearned premium;
                                  loading                                                 additional contract
                                                                                          reserves for
                                                                                          traditional life

     To the extent the unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve has been recorded for certain immediate annuities with life contingencies. A liability of $1.13 billion and $1.34 billion is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2006 and 2005, respectively. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income.

     At December 31, contractholder funds consists of the following:

(IN MILLIONS)                                       2006      2005
                                                  -------   -------
Interest-sensitive life                           $ 8,397   $ 7,917
Investment contracts:
   Fixed annuities                                 39,277    37,451
   Funding agreements backing medium-term notes    12,787    12,454
   Other investment contracts                         104       368
                                                  -------   -------
      Total contractholder funds                  $60,565   $58,190
                                                  =======   =======

     The following table highlights the key contract provisions relating to contractholder funds:

              PRODUCT                          INTEREST RATE                        WITHDRAWAL/SURRENDER CHARGES
Interest-sensitive life              Interest rates credited range       Either a percentage of account balance or dollar
                                     from 2.0% to 6.0%                   amount grading off generally over 20 years

Fixed annuities                      Interest rates credited range       Either a declining or a level percentage charge
                                     from 1.3% to 11.5% for immediate    generally over nine years or less. Additionally,
                                     annuities and 0% to 10.0% for       approximately 28.3% of fixed annuities are
                                     fixed annuities (which include      subject to market value adjustment for
                                     equity-indexed annuities whose      discretionary withdrawals.
                                     returns are indexed to the S&P
                                     500)

Funding agreements backing           Interest rates credited range       Not applicable
medium-term notes                    from 2.5% to 7.0% (excluding
                                     currency-swapped medium-term
                                     notes)

Other investment contracts:
   Variable annuity guaranteed       Interest rates used in              Withdrawal and surrender charges are based on
      minimum income benefit (1)     establishing reserves range from    the terms of the related interest-sensitive life
      and secondary guarantees on    1.8% to 10.3%                       or fixed annuity contract.
      interest-sensitive life and
      fixed annuities

   Guaranteed investment contracts   Interest rates credited range       Generally not subject to discretionary withdrawal
                                     from 3.7% to 7.7%

   Other investment contracts        Not applicable                      Not applicable

----------
(1) In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential (see Note 3).

     Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC, Allstate Financial Global Funding, LLC, Allstate Life Global Funding and Allstate Life Global Funding II, and their primary assets are funding agreements used exclusively to back medium-term note programs.

     Contractholder funds activity for the years ended December 31 is as follows:

(IN MILLIONS)                                                  2006      2005
                                                             -------   -------
Balance, beginning of year                                   $58,190   $53,939
   Deposits                                                    9,541    11,410
   Interest credited                                           2,600     2,340
   Benefits                                                   (1,500)   (1,336)
   Surrenders and partial withdrawals                         (4,627)   (3,839)
   Maturities of institutional products                       (2,726)   (3,090)
   Contract charges                                             (697)     (649)
   Net transfers to separate accounts                           (145)     (339)
   Fair value hedge adjustments for institutional products        38      (289)
   Other adjustments                                            (109)       43
                                                             -------   -------
Balance, end of year                                         $60,565   $58,190
                                                             =======   =======

     The Company offers various guarantees to variable annuity contractholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (death benefits), upon annuitization (income benefits), upon periodic withdrawal (withdrawal benefits), or at specified dates during the accumulation period (accumulation benefits). Liabilities for variable contract guarantees related to death benefits are included in reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds in the Consolidated Statements of Financial Position. All liabilities for variable contracts guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to the Prudential Reinsurance Agreements as disclosed in Note 3.

     Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $14.64 billion and $13.90 billion of equity, fixed income and balanced mutual funds and $674 million and $580 million of money market mutual funds at December 31, 2006 and 2005, respectively.

     The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                                DECEMBER 31,
                                                                           ---------------------
(IN MILLIONS)                                                                2006        2005
                                                                           ---------   ---------
IN THE EVENT OF DEATH
   Separate account value                                                  $  15,269   $  14,465
   Net amount at risk (1)                                                  $   1,068   $   1,521
   Average attained age of contractholders                                  65 years    65 years

AT ANNUITIZATION
   Separate account value                                                  $   3,830   $   3,836
   Net amount at risk (2)                                                  $      64   $      45
   Weighted average waiting period until annuitization options available     4 years     6 years

FOR CUMULATIVE PERIODIC WITHDRAWALS
   Separate account value                                                  $   1,041   $     508
   Net amount at risk (3)                                                  $      --   $      --

ACCUMULATION AT SPECIFIED DATES
   Separate account value                                                  $   1,595   $   1,175
   Net amount at risk (4)                                                  $      --   $      --
   Weighted average waiting period until guarantee date                     11 years    11 years

----------
(1) Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

(2) Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.

(3) Defined as the estimated current guaranteed minimum withdrawal balance (initial deposit) in excess of the current account balance at the balance sheet date.

(4) Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

     Pursuant to the adoption of SOP 03-1 in 2004, the liability for death and income benefit guarantees was established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future separate account fund performance, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the current guaranteed minimum death benefit payments in excess of the current account balance. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the current account balance.

     Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to life and annuity contract benefits.

     Guarantees related to withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

     The following table summarizes the liabilities for guarantees:

                                        LIABILITY FOR
                                          GUARANTEES
                                          RELATED TO      LIABILITY
                                        DEATH BENEFITS       FOR      LIABILITY FOR
                                             AND         GUARANTEES     GUARANTEES
                                           INTEREST-     RELATED TO     RELATED TO
                                           SENSITIVE       INCOME      ACCUMULATION
(IN MILLIONS)                            LIFE PRODUCTS    BENEFITS       BENEFITS     TOTAL
                                        --------------   ----------   -------------   -----
Balance at December 31, 2004                 $ 95           $ 45          $ (1)       $139
   Less reinsurance recoverables              (10)            --            --         (10)
                                             ----           ----          ----        ----
Net balance at December 31, 2004               85             45            (1)        129
Incurred guaranteed benefits                   50              6            (1)         55
Paid guarantee benefits                       (48)            --            --         (48)
                                             ----           ----          ----        ----
   Net change                                   2              6            (1)          7
Net balance at December 31, 2005               87             51            (2)        136
   Plus reinsurance recoverables               10             --            --          10
                                             ----           ----          ----        ----
Balance, December 31, 2005 (1)               $ 97           $ 51          $ (2)       $146
                                             ====           ====          ====        ====
   Less reinsurance recoverables              (10)            --            --         (10)
                                             ----           ----          ----        ----
Net balance at December 31, 2005               87             51            (2)        136
Variable annuity business disposition
   related reinsurance recoverables           (75)           (23)           12         (86)
Incurred guaranteed benefits                   23             (2)          (10)         11
Paid guarantee benefits                       (17)            (2)           --         (19)
                                             ----           ----          ----        ----
   Net change                                 (69)           (27)            2         (94)
Net balance at December 31, 2006               18             24            --          42
   Plus reinsurance recoverables               96             23            (8)        111
                                             ----           ----          ----        ----
Balance, December 31, 2006 (2)               $114           $ 47          $ (8)       $153
                                             ====           ====          ====        ====

----------
(1) Included in the total liability balance at December 31, 2005 are reserves for variable annuity death benefits of $77 million, variable annuity income benefits of $20 million, variable annuity accumulation benefits of $(2) million and other guarantees of $51 million.

(2) Included in the total liability balance at December 31, 2006 are reserves for variable annuity death benefits of $89 million, variable annuity income benefits of $20 million, variable annuity accumulation benefits of $(8) million and other guarantees of $51 million.

9. REINSURANCE

     The Company reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies. The Company cedes 100% of the morbidity risk on substantially all of its long-term care contracts. The Company cedes specified percentages of the mortality risk on certain life policies, depending upon the issue date and product, to a pool of fourteen unaffiliated reinsurers. Beginning in 2006, the Company increased its mortality risk retention to $5 million per life for certain insurance applications meeting specific criteria. From October 1998 through December 2005, the Company ceded mortality risk on new life contracts that exceeded $2 million per life for individual coverage. For business sold prior to October 1998, the Company ceded mortality risk in excess of specific amounts up to $1 million per life for individual coverage.

     In addition, the Company has used reinsurance to effect the acquisition or disposition of certain blocks of business. As of December 31, 2006, the Company had reinsurance recoverables of $1.49 billion due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through Reinsurance Agreements (see Note 3). In 2006, premiums and contract charges of $170 million, contract benefits of $29 million, interest credited to contractholder funds of $35 million, and operating costs and expenses of $64 million were ceded to Prudential pursuant to the Reinsurance Agreements. Prior to this disposal, the Company ceded 100% of the mortality and certain other risks related to product features on certain in-force variable annuity contracts. In addition, as of December 31, 2006 and 2005, the Company had reinsurance recoverables of $153 million and $150 million, respectively due from subsidiaries of Citigroup and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

     As of December 31, 2006, the gross life insurance in force was $478 billion of which $236 billion was ceded to the unaffiliated reinsurers.

     The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

(IN MILLIONS)                                              2006     2005     2004
                                                          ------   ------   ------
PREMIUMS AND CONTRACT CHARGES
Direct                                                    $2,326   $2,115   $2,098
Assumed
   Affiliate                                                  16       17       14
   Non-affiliate                                              30       27       12
Ceded--non-affiliate                                        (787)    (606)    (526)
                                                          ------   ------   ------
      Premiums and contract charges, net of reinsurance   $1,585   $1,553   $1,598
                                                          ======   ======   ======

     The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

(IN MILLIONS)                                  2006     2005     2004
                                              ------   ------   ------
CONTRACT BENEFITS
Direct                                        $1,886   $1,824   $1,762
Assumed
   Affiliate                                      11       10       11
   Non-affiliate                                  23       21        4
Ceded--non-affiliate                            (548)    (515)    (418)
                                              ------   ------   ------
      Contract benefits, net of reinsurance   $1,372   $1,340   $1,359
                                              ======   ======   ======

     Reinsurance recoverables at December 31 are summarized in the following table.

                      REINSURANCE
                 RECOVERABLE ON PAID
(IN MILLIONS)      AND UNPAID CLAIMS
                 -------------------
                    2006     2005
                   ------   ------
Annuities          $1,654   $  172
Life insurance      1,217    1,115
Long-term care        427      324
Other                  94       88
                   ------   ------
Total              $3,392   $1,699
                   ======   ======

     At December 31, 2006 and 2005, approximately 88% and 83%, respectively, of the Company's reinsurance recoverables are due from companies rated A- or better by S&P.

10.  DEFERRED POLICY ACQUISITION AND SALES INDUCEMENT COSTS

     Deferred policy acquisition costs for the years ended December 31 are as follows:

(IN MILLIONS)                            2006     2005     2004
                                        ------   ------   ------
BALANCE, BEGINNING OF YEAR              $3,948   $3,176   $3,202
Disposition of operation (1)(2)           (726)      --     (238)
Impact of adoption of SOP-03-1 (3)          --       --     (144)
Reinsurance (4)                             --       --       40
Acquisition costs deferred                 742      766      828
Amortization charged to income            (538)    (568)    (534)
Effect of unrealized gains and losses       59      574       22
                                        ------   ------   ------
BALANCE, END OF YEAR                    $3,485   $3,948   $3,176
                                        ======   ======   ======

----------
(1) In 2006, DAC was reduced in connection with the disposition through reinsurance agreements of substantially all of the Company's variable annuity business (see Note 3).

(2) In 2004, DAC was reduced in connection with the disposition of substantially all of the Company's direct response distribution business.

(3) In 2004, the impact of adoption of SOP 03-1 included a write-down in variable annuity DAC of $108 million, the reclassification of DSI from DAC to other assets resulting in a decrease to DAC of $44 million, and an increase to DAC of $8 million for an adjustment to the effect of unrealized capital gains and losses.

(4) In 2004, DAC was increased as a result of certain reinsurance transactions with AHL and Columbia (see Note 5).

     Net amortization charged to income, due to the realization of capital (gains) and losses, includes $(50) million, $126 million and $120 million in 2006, 2005 and 2004, respectively.

     As disclosed in Note 3, DAC and DSI balances were reduced during 2006 related to the disposal through reinsurance agreements of substantially all of the variable annuity business. During 2005 and 2004, DAC and DSI amortization was estimated using stochastic modeling and was significantly impacted by the anticipated return on the underlying funds. The Company's long-term expectation of separate accounts fund performance, net of fees, was approximately 7% in 2005 and 8% in 2004. Whenever actual separate accounts fund performance based on the two most recent years varied from the expectation, the Company projected performance levels over the next five years such that the mean return over a seven-year period equaled the long-term expectation. This approach is commonly referred to as "reversion to the mean" and is commonly used by the life insurance industry as an appropriate method for amortizing variable annuity and life DAC and DSI. In applying the reversion to the mean process, the Company did not allow the future mean rates of return including fees projected over the five-year period to exceed 12.75% or fall below 0%. The Company periodically evaluated the results of utilization of this process to confirm that it was reasonably possible that variable annuity and life fund performance would revert to the expected long-term mean within this time horizon.

     DSI activity for the twelve months ended December 31 was as follows:

(IN MILLIONS)                                    2006   2005   2004(2)
                                                 ----   ----   -------
BALANCE, BEGINNING OF YEAR                       $237   $134     $ 99
Disposition of operation (1)                      (70)    --       --
Sales inducements deferred                        105     99       55
Amortization charged to income                    (48)   (74)     (45)
Effects of unrealized gains and losses              1     78       25
                                                 ----   ----     ----
BALANCE, END OF YEAR                             $225   $237     $134
                                                 ====   ====     ====

----------
(1) In 2006, DSI was reduced in connection with the disposition through reinsurance agreements of substantially all of the Company's variable annuity business (see Note 3).

(2) The January 1, 2004 balance includes a $16 million write-down of DSI due to the adoption of SOP 03-1 (see Note 2).

11.  COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES

LEASES

     The Company leases certain office equipment. Total rent expense for all leases was $0.3 million in 2006 and $1 million in both 2005 and 2004.

GUARANTY FUNDS

     Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in a particular state. The Company's expenses related to these funds have been immaterial.

GUARANTEES

     The Company owns certain fixed income securities that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the referenced entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these fixed income securities, as measured by the amount of the aggregate initial investment, was $260 million at December 31, 2006. The obligations associated with these fixed income securities expire at various times during the next seven years.

     In the normal course of business, the Company provides standard indemnifications to counterparties in contracts in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

     The aggregate liability balance related to all guarantees was not material as of December 31, 2006.

REGULATION

     The Company is subject to changing social, economic and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation and otherwise expand overall regulation of insurance products and the insurance industry. The ultimate changes and eventual effects of these initiatives on the Company's business, if any, are uncertain.

LEGAL AND REGULATORY PROCEEDINGS AND INQUIRIES

BACKGROUND

     The Company and certain affiliates are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business. As background to the "Proceedings" sub-section below, please note the following:

     - These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including but not limited to, the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation or otherwise and, in some cases, the timing of their resolutions relative to other similar matters involving other companies; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

     - In the lawsuits, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought include punitive damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. In our experience, when specific monetary demands are made in pleadings, they bear little relation to the ultimate loss, if any, to the Company.

     - In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

     - For the reasons specified above, it is often not possible to make meaningful estimates of the amount or range of loss that could result from these matters described below in the "Proceedings" subsection. The Company reviews these matters on an on-going basis and follows the provisions of SFAS No. 5, "Accounting for Contingencies" when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases its decisions on its assessment of the ultimate outcome following all appeals.

     - Due to the complexity and scope of the matters disclosed in the "Proceedings" subsection below and the many uncertainties that exist, the ultimate outcome of these matters cannot be reasonably predicted. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently reserved and may be material to the Company's operating results or cash flows for a particular quarter or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described below as they are resolved over time is not likely to have a material adverse effect on the financial position of the Company.

PROCEEDINGS

     Legal proceedings involving Allstate agencies and AIC may impact the Company, even when the Company is not directly involved, because the Company sells its products through a variety of distribution channels including Allstate agencies. Consequently, information about the more significant of these proceedings is provided in the following paragraph.

     AIC is defending certain matters relating to its agency program reorganization announced in 1999. These matters include a lawsuit filed in December 2001 by the U.S. Equal Employment Opportunity Commission ("EEOC") alleging retaliation under federal civil rights laws (the "EEOC I" suit) and a class action filed in August 2001 by former employee agents alleging retaliation and age discrimination under the Age Discrimination in Employment Act ("ADEA"), breach of contract and ERISA violations (the "Romero I" suit). In March 2004, in the consolidated EEOC I and Romero I litigation, the trial court issued a memorandum and order that, among other things, certified classes of agents, including a mandatory class of agents who had signed a release, for purposes of effecting the court's declaratory judgment that the release is voidable at the option of the release signer. The court also ordered that an agent who voids the release must return to AIC "any and all benefits received by the [agent] in exchange for signing the release." The court also stated that "on the undisputed facts of record, there is no basis for claims of age discrimination." The EEOC and plaintiffs have asked the court to clarify and/or reconsider its memorandum and order and on January 16, 2007, the judge denied their request. The case otherwise remains pending. The EEOC also filed another lawsuit in October 2004 alleging age discrimination with respect to a policy limiting the rehire of agents affected by the agency program reorganization ("EEOC II" suit). In EEOC II, in October 2006, the court granted partial summary judgment to the EEOC. Although the court did not determine that AIC was liable for age discrimination under the ADEA, it determined that the rehire policy resulted in a disparate impact, reserving for trial the determination on whether AIC had reasonable factors other than age to support the rehire policy. AIC filed a motion for interlocutory appeal from the partial summary judgment, which was granted by the trial court on January 4, 2007. AIC has filed a petition for immediate review of two controlling issues of law to the Court of Appeals for the Eighth Circuit and that petition is currently pending. AIC is also defending a certified class action filed by former employee agents who terminated their employment prior to the agency program reorganization. These plaintiffs have asserted breach of contract and ERISA claims. A putative nationwide class action has also been filed by former employee agents alleging various violations of ERISA, including a worker classification issue. These plaintiffs are challenging certain amendments to the Agents Pension Plan and are seeking to have exclusive agent independent contractors treated as employees for benefit purposes. This matter was dismissed with prejudice by the trial court, was the subject of further proceedings on appeal, and was reversed and remanded to the trial court in April 2005. In all of these matters, plaintiffs seek compensatory and punitive damages, and equitable relief. AIC has been vigorously defending these lawsuits and other matters related to its agency program reorganization. The outcome of these disputes is currently uncertain.

     The Company is defending a certified nationwide class action related to certain of its universal life policies written prior to 1992. The breach of contract claim involves premium increases that the Company charged related to those policies. Other life insurance companies have faced similar suits. The Company is vigorously defending this lawsuit, and the outcome of this dispute is currently uncertain.

     The Company is currently undergoing periodic market conduct examinations by state insurance regulators. In a recently concluded examination, regulators in the state of New York focused, as they have with other insurers, on one of the Company's New York subsidiary's compliance with the state's replacement sales and record-keeping processes with regard to life insurance and annuities among other issues. They found that this New York subsidiary failed to meet the requirements of certain applicable regulations. The New York subsidiary has settled this examination and has substantially completed customer remediation related to replacement sales and is completing its other obligations arising from the examination.

OTHER MATTERS

     The Corporation and some of its subsidiaries, including the Company, have received interrogatories and demands for information from regulatory and enforcement authorities relating to various insurance products and practices. The areas of inquiry include variable annuity market timing, late trading and the issuance of funding agreements backing medium-term notes. The Corporation and some of its subsidiaries, including the Company, have also received interrogatories and demands for information from authorities seeking information relevant to on-going investigations into the possible violation of antitrust or insurance laws by unnamed parties and, in particular, seeking information as to whether any person engaged in activities for the purpose of price fixing, market allocation, or bid rigging. The Company believes that these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various authorities into the practices, policies and procedures relating to insurance and financial services products. Moreover, the Corporation has not received any communication from authorities related to the variable annuity market timing and late trading inquiries since November 2005. The Corporation and its subsidiaries have responded and will continue to respond to these inquiries.

   Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. Like other members of the insurance industry, the Company is the target of a number of class action lawsuits and other types of proceedings, some of which involve claims for substantial or indeterminate amounts. These actions are based on a variety of issues and target a range of the Company's practices. The outcome of these disputes is currently unpredictable.

     One or more of these matters could have an adverse effect on the Company's operating results or cash flows for a particular quarter or annual period. However, based on information currently known to it, management believes that the ultimate outcome of all matters described in this "Other Matters" subsection in excess of amounts currently reserved, as they are resolved over time is not likely to have a material effect on the operating results, cash flows or financial position of the Company.

12. INCOME TAXES

     ALIC and its eligible domestic subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return. Any subsidiary not eligible to join in the consolidated federal income tax return files a separate tax return.

     The Internal Revenue Service ("IRS") has completed its review of the Corporation's federal income tax returns through the 2002 tax year and the statute of limitations has expired for these years. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

     The components of the deferred income tax assets and liabilities at December 31 are as follows:

(IN MILLIONS)                        2006     2005
                                    -----   -------
   DEFERRED ASSETS
Life and annuity reserves           $ 682   $   925
Other assets                           48        70
                                    -----   -------
   Total deferred assets              730       995
DEFERRED LIABILITIES
Deferred policy acquisition costs    (784)     (981)
Unrealized net capital gains         (175)     (317)
Other liabilities                     (29)      (37)
                                    -----   -------
   Total deferred liabilities        (988)   (1,335)
                                    -----   -------
      Net deferred liability        $(258)  $  (340)
                                    =====   =======

     Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved.

     The components of income tax expense for the years ended December 31 are as follows:

(IN MILLIONS)               2006    2005    2004
                           -----   -----   -----
Current                    $ 136   $ 225   $ 236
Deferred                      60     (51)    (47)
                           -----   -----   -----
Total income tax expense   $ 196   $ 174   $ 189
                           =====   =====   =====

     The Company paid income taxes of $317 million, $156 million and $149 million in 2006, 2005 and 2004, respectively. The Company had a current income tax receivable of $49 million and a payable of $133 million at December 31, 2006 and 2005, respectively.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                            2006   2005   2004
                                            ----   ----   ----
Statutory federal income tax rate           35.0%  35.0%  35.0%
Adjustment for prior year tax liabilities   (1.6)  (3.9)  (0.1)
Dividends received deduction                (2.7)  (2.5)  (2.4)
Other                                        0.6    0.8    2.1
                                            ----   ----   ----
    Effective income tax rate               31.3%  29.4%  34.6%
                                            ====   ====   ====

13. CAPITAL STRUCTURE

DEBT OUTSTANDING

     Total debt outstanding at December 31 consisted of the following:

(IN MILLIONS)                                            2006   2005
                                                           ----   ----
6.18% Surplus Notes, due 2036                              $100   $ --
5.06% Surplus Notes, due 2035                               100    100
Mandatorily redeemable preferred stock - Series A             6     32
Structured investment security VIE obligations, due 2007     --     49
                                                           ----   ----
   Total long-term debt                                     206    181
Note payable to parent                                      500     --
                                                           ----   ----
   Total debt                                              $706   $181
                                                           ====   ====

     Certain of the Company's debt relates to intercompany obligations. These obligations, which include the Surplus Notes, preferred stock-Series A and note payable to parent, are discussed in Note 5 to the consolidated financial statements.

     The Company was the primary beneficiary of a consolidated structured investment security VIE. The Company's Consolidated Statements of Financial Position included $54 million of investments and $49 million of long-term debt as of December 31, 2005. In 2006, the debt associated with the VIE was redeemed.

14. STATUTORY FINANCIAL INFORMATION

     ALIC and its subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director.

     Statutory accounting practices primarily differ from GAAP since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing investments and establishing deferred taxes on a different basis.

     Statutory net income of ALIC and its insurance subsidiaries for 2006, 2005 and 2004 was $281 million, $294 million and $293 million, respectively. Statutory capital and surplus was $3.36 billion and $3.66 billion as of December 31, 2006 and 2005, respectively.

DIVIDENDS

     The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements of ALIC, receipt of dividends from its subsidiaries and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. Notification and approval of intercompany lending activities is also required by the Illinois Department of Insurance ("IL DOI") for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

     ALIC paid dividends of $675 million in 2006. This amount was in excess of the $366 million that was allowed under Illinois insurance law based on 2005 formula amounts. The Company received approval from the IL DOI for the portion of the 2006 dividends in excess of this amount. Based on 2006 ALIC statutory capital and surplus, the maximum amount of dividends ALIC will be able to pay without prior IL DOI approval at a given point in time during 2007 is $336 million, less dividends paid during the preceding twelve months measured at that point in time.

15. BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT PLANS

     Defined benefit pension plans, sponsored by AIC, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. A cash balance formula was added to the Allstate Retirement Plan effective January 1, 2003. All eligible employees hired before August 1, 2002 were provided with a one-time opportunity to choose between the cash balance formula and the final average pay formula. The cash balance formula applies to all eligible employees hired after August 1, 2002. AIC's funding policy for the pension plans is to make annual contributions at a minimum level that is at least in accordance with regulations under the Internal Revenue Code and in accordance with generally accepted actuarial principles. The allocated cost to the Company included in net income for the pension plans in 2006, 2005 and 2004 was $32 million, $18 million and $17 million, respectively.

     AIC also provides certain health care and life insurance subsidies for employees hired before January 1, 2003 when they retire ("postretirement benefits"). Qualified employees may become eligible for these benefits if they retire in accordance with AIC's established retirement policy and are continuously insured under AIC's group plans or other approved plans in accordance with the plan's participation requirements. AIC shares the cost of the retiree medical benefits with retirees based on years of service, with AIC's share being subject to a 5% limit on annual medical cost inflation after retirement. AIC has the right to modify or terminate these pension and postretirement benefit plans. The allocated cost to the Company included in net income was $6 million, $6 million and $8 million for postretirement benefits other than pension plans in 2006, 2005 and 2004, respectively.

PROFIT SHARING PLANS

     Employees of AIC are eligible to become members of The Savings and Profit Sharing Fund of Allstate Employees ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and performance. The Company's allocation of profit sharing expense from the Corporation was $12 million, $10 million, and $14 million in 2006, 2005 and 2004, respectively.

16.  OTHER COMPREHENSIVE INCOME

     The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                             2006                    2005                    2004
                                    ---------------------   ---------------------   ---------------------
                                                    AFTER                   AFTER                  AFTER-
(IN MILLIONS)                       PRETAX    TAX    -TAX   PRETAX    TAX   -TAX    PRETAX   TAX    TAX
                                    ------   ----   -----   ------   ----   -----   ------   ---   ------
Unrealized holding (losses) gains
   arising during the period,
   net of related offsets           $(493)   $172   $(321)   $(724)  $254   $(470)   $(113)  $40    $(73)
Less: reclassification
   adjustment                         (89)     31     (58)     (69)    24     (45)     (51)   18     (33)
                                    -----    ----   -----    -----   ----   -----    -----   ---    ----
UNREALIZED NET CAPITAL
   (LOSSES) GAINS                    (404)    141    (263)    (655)   230    (425)     (62)   22     (40)
                                    -----    ----   -----    -----   ----   -----    -----   ---    ----
Other comprehensive (loss)
   income                           $(404)   $141   $(263)   $(655)  $230   $(425)   $ (62)  $22    $(40)
                                    =====    ====   =====    =====   ====   =====    =====   ===    ====

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)Financial Statements

The consolidated financial statements of Allstate Life Insurance Company ("Allstate Life" or "Depositor") and the financial statements of Allstate Financial Advisors Separate Account I, which are comprised of the underlying financial statements of the Sub-accounts ("Separate Account") are filed herewith in Part B of this Registration Statement.

(b)Exhibits

  Exhibit
  Number  Description
  ------- -----------

   1. Resolution of the Board of Directors of Allstate Life Insurance Company authorizing establishment of the Allstate Financial Advisors Separate Account I. (Incorporated herein by reference to Registrant's Form N-4 Initial Registration Statement (File No. 333-77605) dated May 3, 1999).

   2.     Not Applicable.

   3(a) Underwriting Agreement between Allstate Life Insurance Company and Allstate Distributors, L.L.C. (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Depositor's Form N-4 Registration Statement (File No. 333-31288) dated April 27, 2000.)

   3(b)   Form of Selling Agreement. Filed herewith.

   4(a)   Form of Individual Flexible Premium Deferred Variable
          Annuity.Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(b) Form of Schedule - L Series. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(c) Form of Schedule - X Series. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(d) Form of Longevity Credit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(e) Form of Medically Related Surrender Provision Endorsement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(f) Form of Enhanced Dollar Cost Averaging Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(g) Form of Enhanced Dollar Cost Averaging Schedule Supplement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(h) Form of Periodic Value Death Benefit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(i) Form of Periodic Value Death Benefit Schedule Supplement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(j) Form of Combination Roll-Up Value And Periodic Value Death Benefit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

   4(k) Form of Combination Roll-Up Value And Periodic Value Death Benefit Schedule Supplement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(l) Form of Guaranteed Minimum Income Benefit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(m) Form of Guaranteed Minimum Income Benefit Schedule Supplement.
      Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(n) Form of TrueIncome Benefit Rider. Incorporated herein by reference to
      Form N-4 Registration Statement (File No. 333-141909) dated April 5,
      2007.

 4(o) Form of TrueIncome Benefit Schedule Supplement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(p) Form of TrueIncome - Spousal Benefit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(q) Form of TrueIncome - Spousal Benefit Schedule Supplement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(r) Form of TrueIncome - Highest Daily Benefit Rider. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(s) Form of TrueIncome - Highest Daily Benefit Schedule Supplement.
      Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(t) Form of Individual Retirement Annuity Endorsement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 4(u) Form of Roth Individual Retirement Annuity Endorsement. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 5. Form of Application for Allstate RetirementAccess Variable Annuity contract. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 6(a) Articles of Incorporation of Allstate Life Insurance Company.
      (Incorporated herein by reference to Post-Effective Amendment No. 9 to Depositor's Form N-4 Registration Statement (File No. 333-72017) dated April 20, 2001.)

 6(b) By-laws of Allstate Life Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 9 to Depositor's Form N-4 Registration Statement (File No. 333-72017) dated April 20, 2001.)

 7. Indemnity Reinsurance Agreement Between Allstate Life Insurance Company and The Prudential Insurance Company of America dated June 1, 2006 Filed herewith.

 8.   Participation Agreement. Filed herewith.

 9. Opinion and Consent of Michael J. Velotta, Senior Vice President, Secretary and General Counsel of Allstate Life Insurance Company regarding the legality of the securities being registered. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

 10.  Consent of independent registered public accounting firm. Filed herewith.

 11.  Not Applicable.

 12.  Not Applicable.

 13. Powers of Attorney for David A. Bird, Michael B. Boyle, Danny L. Hale, James E. Hohmann, John C. Lounds, Samuel H. Pilch, John C. Pintozzi, George E. Ruebenson, Eric A. Simonson, Kevin R. Slawin, Michael J. Velotta, Douglas B. Welch, and Thomas J. Wilson, II. Incorporated herein by reference to Form N-4 Registration Statement (File No. 333-141909) dated April 5, 2007.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

              Name and Principal        Positions and Offices
              Business Address          with Depositor
              ------------------        -------------------------

              David Andrew Bird         Director and Senior Vice
                                        President

              Michael. B. Boyle         Director and Senior Vice
                                        President

              Danny Lyman Hale          Director

              James E. Hohmann          Director, President and
                                        Chief Executive Officer

              John Carl Lounds          Director and Senior Vice
                                        President

              John C. Pintozzi          Director, Senior Vice
                                        President and Chief
                                        Financial Officer

              George E. Ruebenson       Director

              Eric Allen Simonson       Director, Senior Vice
                                        President and Chief
                                        Investment Officer

              Kevin Rourke Slawin       Director and Senior Vice
                                        President

              Michael Joseph Velotta    Director, Senior Vice
                                        President, General
                                        Counsel and Secretary

              Douglas B. Welch          Director and Senior Vice
                                        President

              Thomas Joseph Wilson, II  Director and Chairman of
                                        the Board

              Joseph V. Tripodi         Senior Vice President and
                                        Chief Marketing Officer

              Samuel Henry Pilch        Group Vice President and
                                        Controller

              Matthew S. Easley         Vice President

              Karen Cassidy Gardner     Vice President

              Anson J. Glacy, Jr.       Vice President

              Mary Jovita McGinn        Vice President and
                                        Assistant Secretary

              John Eric Smith           Vice President

              Patricia Wright Wilson    Vice President

              Steven C. Verney          Treasurer

              Charles Calvin Baggs      Assistant Vice President

              James Baumstark           Assistant Vice President

              Karen Burckhardt          Assistant Vice President

              Errol Cramer              Assistant Vice President
                                        and Appointed Actuary

              Lawrence William Dahl     Assistant Vice President

              Sam DeFrank               Assistant Vice President
                                        - Tax Counsel

              Joanne Marie Derrig       Assistant Vice President
                                        and Chief Privacy Officer

              Sarah R. Donahue          Assistant Vice President

              Lisa J. Flanary           Assistant Vice President

              Douglas Ford Gaer         Assistant Vice President

              Keith A. Hauschildt       Assistant Vice President

              Ronald A. Johnson         Assistant Vice President

              Teresa G. Logue           Assistant Vice President

              Robert L. Park            Assistant Vice President
                                        and Chief Compliance
                                        Officer

              Joseph P. Rath            Assistant Vice President,
                                        Assistant General Counsel
                                        and Assistant Secretary

              Mario Rizzo               Assistant Vice President
                                        and Assistant Treasurer

              Robert A. Shore           Assistant Vice President

              Mary Springberg           Assistant Vice President

              Robert E. Transon         Assistant Vice President

              Timothy Nicholas Vander   Assistant Vice President
                Pas

              Richard Zaharias          Assistant Vice President

              Laura R. Zimmerman        Assistant Vice President

              Doris J. Bryant           Assistant Secretary

              Paul N. Kierig            Assistant Secretary

              Dean M. Way               Illustration Actuary

The principal business address of Mr. Bird is 1776 American Heritage Drive, Jacksonville, Florida 32224.
The principal business address of Mr. Dahl and Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal business address of the remaining officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Information in response to this item is incorporated by reference to the Form 10-K Annual Report of The Allstate Corporation filed February 22, 2007 (File #1-11840).

ITEM 27. NUMBER OF CONTRACT OWNERS

As of the date of the filing of this initial Registration Statement, the offering of the Allstate RetirementAccess Variable Annuity contract had not commenced.

ITEM 28. INDEMNIFICATION

The by-laws of Allstate Life provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the Company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29A. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

Allstate Distributors, L.L.C. ("Allstate Distributors") serves as principal underwriter to the following affiliated investment companies:

       Allstate Financial Advisors Separate Account I
       Allstate Life of New York Separate Account A

ITEM 29B. PRINCIPAL UNDERWRITER

The directors and officers of Allstate Distributors, the principal underwriter, are as follows:

              Name and Principal
              Business Address* of      Positions and Offices
              Each Such Person          with Underwriter
              --------------------      -------------------------

              Eric J. Smith             Chairman of the Board,
                                        Chief Executive Officer
                                        and Manager

              Robert A. Shore           President

              Karen Cassidy Gardner     Vice President

              Joseph Patrick Rath       Vice President, General
                                        Counsel and Secretary

              William D. Webb           Treasurer

              Joanne Marie Derrig       Assistant Vice President
                                        and Chief Privacy Officer

              Maribel V. Gerstner       Assistant Vice President
                                        and Chief Compliance
                                        Officer

              Mary Jovita McGinn        Assistant Secretary

              Michael Joseph Velotta    Assistant Secretary and
                                        Manager

              Mario Rizzo               Assistant Treasurer

              Steven Carl Verney        Assistant Treasurer

              John C. Pintozzi          Manager
--------
* The principal business address of the forgoing officers and directors is 3100 Sanders Road, Northbrook, IL 60062.

ITEM 29C. COMPENSATION OF PRINCIPAL UNDERWRITER

                                            (3)
          (1)                (2)      Net Underwriting     (4)
   Name of Principal    Discounts and Compensation on   Brokerage      (5)
      Underwriter        Commissions     Redemption    Commissions Compensation
   -----------------    ------------- ---------------- ----------- ------------
 Allstate Distributors       N/A            N/A            $0          N/A

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder are currently maintained by the Administrator, The Prudential Insurance Company of America, at its processing center in Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

None.

ITEM 32. UNDERTAKINGS

Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a toll-free number included in the prospectus that the applicant can use to request for a Statement of Additional Information. Finally, Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33. REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

Allstate Life represents that it is relying upon the letter, dated November 28, 1988, from the Commission staff to the American Council of Life Insurance and that it intends to comply with the provisions of paragraphs 1-4 of that letter.

ITEM 34. REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life under the Contracts.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Financial Advisors Separate Account I has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 18th day of June, 2007.

                ALLSTATE FINANCIAL ADVISORS SEPARATE ACCOUNT I
                                 (Registrant)

                        ALLSTATE LIFE INSURANCE COMPANY
                                  (Depositor)

                                              BY: /s/ Michael J. Velotta
                                                  -----------------------------
                                                  Michael J. Velotta
                                                  Senior Vice President,
                                                  General Counsel and Secretary

As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company on the 18th day of June, 2007.

*/DAVID A. BIRD                          Director and Senior Vice President
---------------------------------------
David A. Bird

*/MICHAEL B. BOYLE                       Director and Senior Vice President
---------------------------------------
Michael B. Boyle

*/DANNY L. HALE                          Director
---------------------------------------
Danny L. Hale

*/JAMES E. HOHMANN                       Director, President and Chief
---------------------------------------  Executive Officer (Principal
James E. Hohmann                         Executive Officer)

*/JOHN C. LOUNDS                         Director and Senior Vice President
---------------------------------------
John C. Lounds

*/SAMUEL H. PILCH                        Controller and Group Vice President
---------------------------------------  (Principal Accounting Officer)
Samuel H. Pilch

*/JOHN C. PINTOZZI                       Director, Senior Vice President and
---------------------------------------  Chief Financial Officer (Principal
*/John C. Pintozzi                       Financial Officer)

*/GEORGE E. REUBENSON                    Director
---------------------------------------
George E. Reubenson

*/ERIC A. SIMONSON                       Director, Senior Vice President and
---------------------------------------  Chief Investment Officer
Eric A. Simonson

*/KEVIN R. SLAWIN                        Director and Senior Vice President
---------------------------------------
Kevin R. Slawin

/s/ MICHAEL J. VELOTTA                   Director, Senior Vice President,
---------------------------------------  General Counsel and Secretary
Michael J. Velotta

*/DOUGLAS B. WELCH                       Director and Senior Vice President
---------------------------------------
*/Douglas B. Welch

*/THOMAS J. WILSON II                    Director and Chairman of the Board
---------------------------------------
Thomas J. Wilson II

*/ By: Michael J. Velotta, pursuant to Power of Attorney,previously filed.

                                 EXHIBIT INDEX

Exhibit No. Exhibit
----------- -------

   3(b).    Form of Selling Agreement

   7. Indemnity Reinsurance Agreement Between Allstate Life Insurance Company and The Prudential Insurance Company of America dated June 1, 2006

   8.       Participation Agreement

   10.      Consent of Independent Registered Public Accounting Firm